Form 20-F
period 2019-12-31
HeadHunter Group PLC
filed 2020-03-16
CIK 1721181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38882

HeadHunter Group PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cyprus

(Jurisdiction of incorporation or organization)

9/10 Godovikova St. Moscow, 129085, Russia

(Address of principal executive offices)

Mikhail Zhukov

Chief Executive Officer Telephone: +7 495 974 6427

HeadHunter Group PLC

9/10 Godovikova St.

Moscow, 129085, Russia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.002 per share	HHR	The Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 50,000,000 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

ii

ABOUT THIS ANNUAL REPORT

Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms “Zemenik Trading Limited,” “HeadHunter,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to HeadHunter Group PLC, together with its consolidated subsidiaries as a consolidated entity.

All references in this Annual Report to “rubles,” “RUB” or “~~P~~” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

On February 24, 2016, Zemenik Trading Limited, which we converted into HeadHunter Group PLC prior to our initial public offering on May 8, 2019 (our “IPO”), acquired all of the outstanding equity interests of Headhunter FSU Limited (the “Acquisition”) from Mail.Ru Group Limited (LSE: MAIL) (“Mail.Ru”).

In March 2017, we divested the business through which we historically conducted operations in Estonia, Latvia and Lithuania, CV Keskus. In April 2018, we divested the business through which we historically conducted operations in Ukraine, HeadHunter LLC (Ukraine). Unless otherwise specified, our operational metrics presented in this Annual Report, including the number of CVs in our CV database and the number of job postings on our platform, exclude information from CV Keskus and HeadHunter LLC (Ukraine).

Use of Non-IFRS Financial Measures

Certain parts of this Annual Report contain non-IFRS financial measures, including, among others, EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin. We define:

•	EBITDA as net income or net loss plus: (1) income tax expense; (2) net interest (income) or expense; and (3) depreciation and amortization.

•

Adjusted EBITDA as net income or net loss plus: (1) income tax expense; (2) net interest (income) or expense; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled share-based awards, including social tax; (8) costs related to our IPO; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; and (12) share of (profit)/loss of equity-accounted investees.

•

Adjusted Net Income as net income or net loss plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled share-based awards, including social tax; (5) costs related to our IPO; (6) insurance expenses related to the IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the Acquisition; (11) the tax effect of the adjustment described in (10) and (12) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.

•	EBITDA Margin as EBITDA divided by revenue.

•	Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

•	Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, prospective investors should not place undue reliance on EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin or the other non-IFRS financial measures contained in this Annual Report.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3. “Key Information, D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth in the usage of our mobile platform and our ability to successfully monetize this usage;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our user experience, product offerings and technology platform and product offerings to attract and retain job seekers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information, D. Risk Factors” and the following:

•	significant competition in our markets;

•	our ability to maintain and enhance our brand;

•	our ability to improve our user experience, product offerings and technology platform to attract and retain job seekers;

•	our ability to respond effectively to industry developments;

•	our dependence on job seeker traffic to our websites;

•	our reliance on Russian internet infrastructure;

•	global political and economic stability;

•	concerns about computer viruses, undetected software errors and hacking;

•	privacy and data protection concerns;

•

our ability to successfully remediate the material weakness in our internal control over our financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting;

•	our ability to effectively manage our growth; and

•	our ability to attract, train and retain key personnel and other qualified employees.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits hereto completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

The following tables present our selected consolidated financial and other data as of and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this Annual Report.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

Income Statement Data

	For the year ended December 31,
(in thousands of RUB, except per share data)	2017(1)(2)	2018(2)	2019
Revenue	4,732,539	6,117,773	7,788,741
Operating costs and expenses (exclusive of depreciation and amortization)	(2,788,576)	(3,432,860)	(4,300,263)
Depreciation and amortization	(560,961)	(586,131)	(683,317)

Operating income	1,383,002	2,098,782	2,805,161
Finance income	70,924	90,602	76,764
Finance costs	(706,036)	(644,326)	(603,280)
Gain on disposal of subsidiary	439,115	6,131	—
Net foreign exchange gain/(loss)	96,300	(8,742)	(46,508)
Share of loss of equity-accounted investees (net of income tax)	—	—	(30,542)
Other income(3)	—	—	23,853

Profit before income tax	1,283,305	1,542,447	2,225,448
Income tax expense	(820,503)	(509,602)	(644,422)

Net income	462,802	1,032,845	1,581,026

Attributable to:
Owners of the Company	400,189	949,307	1,448,018
Non-controlling interest	62,613	83,538	133,008
Earnings per share(5)
Basic	8.00	18.99	28.96
Diluted	8.00	18.99	28.42
Dividends declared per share(5)
RUB	67.50	—	23.21
USD(4)	1.16	—	0.36

(1)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(2)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(3)	Other income includes income from the depositary. Please refer to Note 24 of our consolidated financial statements included elsewhere in this Annual Report.
(4)

As the distribution to shareholders was made in several tranches during the year ended December 31, 2017, the USD per share amount for the year ended December 31, 2017 was translated from the Russian Rouble amount using the average exchange rate for the year ended December 31, 2017 of the Central Bank of Russia of $1 to ~~P~~58.35.

(5)

On March 1, 2018, we subdivided 100,000 shares into 50,000,000 shares. We retrospectively applied the change in the number of ordinary shares to its measurement of earnings per share and dividends declared per share for the year ended December 31, 2017.

Balance Sheet Data

	As of December 31,
(in thousands of RUB)	2017(4)(5)	2018(5)	2019
Total non-current assets	10,640,174	10,373,068	10,772,750
Total current assets	1,530,424	2,966,214	2,266,372

Total assets	12,170,598	13,339,282	13,039,122

Total equity	1,955,248	3,003,420	3,388,193
Total non-current liabilities	7,425,329	6,287,899	4,958,672
Total current liabilities	2,790,021	4,047,963	4,692,257

Total liabilities	10,215,350	10,335,862	9,650,929

(4)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(5)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

Non-IFRS Measures and Other Financial Information

	For the year ended December 31,
(in thousands of RUB, except percentages)	2017(6)(7)	2018(7)	2019
EBITDA(8)	2,479,378	2,682,302	3,435,281
EBITDA Margin(9)	52.4%	43.8%	44.1%
Adjusted EBITDA(10)	2,255,265	2,854,990	3,930,747
Adjusted EBITDA Margin(11)	47.7%	46.7%	50.5%
Adjusted Net Income(12)	896,588	1,538,163	2,409,122
Adjusted Net Income Margin(13)	18.9%	25.1%	30.9%

(6)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(7)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(8)	We define EBITDA as net income/(loss) plus: (i) income tax expense; (ii) interest expense/(income); and (iii) depreciation and amortization.
(9)	We define EBITDA Margin as EBITDA divided by revenue.
(10)

We define Adjusted EBITDA as net income/(loss), plus: (i) income tax expense; (ii) interest expense/(income); (iii) depreciation and amortization; (iv) transaction costs related to business combinations; (v) (gain)/loss on the disposal of subsidiary; (vi) transaction costs related to disposal of subsidiary; (vii) expenses related to equity-settled share-based awards, including social tax; (viii) IPO-related costs; (ix) insurance expenses related to the IPO; (x) (income) from the depositary; (xi) one-off litigation settlement and related legal costs; and (xii) share of (profit)/loss of equity-accounted investees.

(11)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
(12)

We define Adjusted Net Income as net income/(loss), plus: (i) transaction costs related to business combinations; (ii) (gain)/loss on the disposal of a subsidiary; (iii) transaction costs related to the disposal of a subsidiary; (iv) expenses related to equity-settled share-based awards, including social tax; (v) IPO-related costs; (vi) insurance expenses related to the IPO; (vii) (income) from the depositary; (viii) one-off litigation settlement and related legal costs; (ix) share of (profit)/loss of equity-accounted investees; (x) amortization of intangible assets recognized upon the Acquisition; (xi) the tax effect of the adjustment described in (x) and (xii) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset.
(13)	We define Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

	As of December 31,
(in thousands of RUB, except ratios)	2017(14)(15)	2018(15)	2019
Net Working Capital(16)	(1,956,267)	(2,623,413)	(2,994,358)
Net Debt(17)	5,421,285	3,576,506	3,039,840
Net Debt to Adjusted EBITDA Ratio(18)	2.4x	1.3x	0.8x

(14)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(15)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(16)

We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities, trade and other payables and other liabilities, in all cases, a current portion of a specific asset or liability.

(17)	We define Net Debt as current portion of our loans and borrowings, plus our loans and borrowings, less our cash and cash equivalents.
(18)	We define Net Debt to Adjusted EBITDA Ratio as Net Debt divided by Adjusted EBITDA.

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and the operations. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

•

the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA.

	For the year ended December 31,
(in thousands of RUB)	2017(*)(**)	2018(**)	2019
Net income	462,802	1,032,845	1,581,026
Add the effect of:
Income tax expense	820,503	509,602	644,422
Net interest expense	635,112	553,724	526,516
Depreciation and amortization	560,961	586,131	683,317

EBITDA	2,479,378	2,682,302	3,435,281
Add the effect of:
Gain on the disposal of a subsidiary(a)	(439,115)	(6,131)	—
Transaction costs related to the disposal of a subsidiary(b)	17,244	—	—
Equity-settled awards and related social taxes(c)	74,851	68,776	178,953
IPO-related costs(d)	122,907	110,043	190,284
Insurance cover related to IPO(e)	—	—	100,048
Income from the depositary(f)	—	—	(22,095)
One-off litigation settlement and related legal costs(g)	—	—	17,734
Share of loss of equity-accounted investees(h)	—	—	30,542

Adjusted EBITDA	2,255,265	2,854,990	3,930,747

(*)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(**)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(a)

On March 29, 2017, we sold our 100% subsidiary, CV Keskus, through which we operated our Estonia, Latvia and Lithuania operations, to a third party and recognized a gain on disposal of ~~P~~439,115 thousand. In April 2018, we divested our subsidiary HeadHunter LLC (Ukraine), through which we historically conducted operations in Ukraine, and recognized a gain of ~~P~~6,131 thousand.

(b)	Represents expenses related to tax consulting and audit services related to disposal of CV Keskus.
(c)

Represents non-cash expenses related to equity-settled share-based awards issued to management in accordance with the Management Incentive Agreement and equity-settled share-based awards issued to board members, as disclosed in Notes 20(a) and 29(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(d)

In connection with the IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses. Costs occurring in the year ended December 31, 2017 related to beginning the IPO process, before we completed our IPO in 2019.

(e)

Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.
(f)

In connection with our IPO, we signed the Deposit Agreement, pursuant to which we are entitled to receive income from the depositary over the five-year period from the date of the IPO, provided that we meet certain covenants. We believe that this income does not relate to our ordinary course of business.

(g)	Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia. See Item 8.B. “Legal and Arbitration Proceedings.”
(h)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC Skilaz. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to Adjusted Net Income.

	For the year ended December 31,
(in thousands of RUB)	2017(*)(**)	2018(**)	2019
Net income	462,802	1,032,845	1,581,026
Add the effect of:
Gain on disposal of a subsidiary(a)	(439,115)	(6,131)	—
Transaction costs related to the disposal of a subsidiary(b)	17,244	—	—
Equity-settled awards and related social taxes (c)	74,851	68,776	178,953
IPO-related costs(d)	122,907	110,043	190,284
Insurance cover related to IPO(e)	—	—	100,048
Income from the depositary(f)	—	—	(22,095)
One-off litigation settlement and related legal costs(g)	—	—	17,734
Share of loss of equity-accounted investees(h)	—	—	30,542
Amortization of intangible assets recognized upon the Acquisition(i)	415,787	415,787	415,787
Tax effect of adjustments(j)	(83,157)	(83,157)	(83,157)
(Gain)/loss related to remeasurement and expiration of tax indemnification asset(k)	325,269	—	—

Adjusted Net Income	896,588	1,538,163	2,409,122

(*)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(**)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(a)

On March 29, 2017, we sold our 100% subsidiary, CV Keskus, through which we operated our Estonia, Latvia and Lithuania operations, to a third party and recognized a gain on disposal of ~~P~~439,115 thousand. In April 2018, we divested our subsidiary HeadHunter LLC (Ukraine), through which we historically conducted operations in Ukraine, and recognized a gain of ~~P~~6,131 thousand.

(b)	Represents expenses related to tax consulting and audit services related to disposal of CV Keskus.
(c)

Represents non-cash expenses related to equity-settled share-based awards issued to management in accordance with the Management Incentive Agreement and equity-settled share-based awards issued to board members, as disclosed in Notes 20(a) and 29(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(d)

In connection with the IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses. Costs occurring in the year ended December 31, 2017 related to beginning the IPO process, before we completed our IPO in 2019.

(e)

Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(f)

In connection with our IPO, we signed the Deposit Agreement, pursuant to which we are entitled to receive income from the depositary over the five-year period from the date of the IPO, provided that we meet certain covenants. We believe that this income does not relate to our ordinary course of business.

(g)	Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia. See Item 8.B. “Legal and Arbitration Proceedings.”
(h)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC Skilaz. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(i)

As a result of the Acquisition, we recognized intangible assets as of the date of the Acquisition for: (i) trademark and domain names in the amount of ~~P~~1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ~~P~~2,064,035 thousand and (iii) CV database in the amount of ~~P~~618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(j)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.
(k)

In connection with the Acquisition, Mail.Ru agreed to indemnify us against additional tax amounts that may be due in relation to distributions made from Russia to Cyprus prior to the Acquisition. On August 24, 2017, the indemnity expired. As a result of the expiration, we recorded a loss of ~~P~~325,269 thousand in our statement of income or loss for the year ended December 31, 2017. See Note 12(a) to our consolidated financial statements included elsewhere in this Annual Report.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

	As of December 31,
(in thousands of RUB)	2017(i)	2018	2019
Calculation of Net Working Capital:
Trade and other receivables	31,808	40,718	57,908
Prepaid expenses and other current assets	65,803	64,386	119,249
Contract liabilities	(1,472,375)	(2,072,640)	(2,367,416)
Trade and other payables	(581,503)	(655,877)	(780,219)
Other current liabilities	—	—	(23,880)

Net Working Capital	(1,956,267)	(2,623,413)	(2,994,358)

(i)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

	As of December 31,
(in thousands of RUB)	2017	2018	2019
Calculation of Net Debt:
Loans and borrowings	6,162,980	5,203,692	4,064,501
Loans and borrowings (current portion)	674,313	1,233,924	1,064,554
Cash and cash equivalents	(1,416,008)	(2,861,110)	(2,089,215)

Net Debt	5,421,285	3,576,506	3,039,840

Other Data

Revenue by customer type and region:

	For the year ended December 31,
(in thousands of RUB)	2017(1)	2018	2019
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,454,278	1,695,823	1,981,959
Other regions of Russia	426,384	547,710	664,649

Sub-total	1,880,662	2,243,533	2,646,608

Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,641,225	2,150,685	2,579,517
Other regions of Russia	624,200	1,036,346	1,614,359

Sub-total	2,265,425	3,187,031	4,193,876

Other customers in Russia	192,050	238,353	329,893
Foreign customers of Russia	20,342	31,507	41,385

Russia, total	4,358,479	5,700,424	7,211,762
Other segments, total	374,060	417,349	576,979

Total Revenue	4,732,539	6,117,773	7,788,741

(1)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

As a percentage of revenue:

	For the year ended December 31,
(in thousands of RUB)	2017(3)	2018	2019
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	30.7%	27.7%	25.4%
Other regions of Russia	9.0%	9.0%	8.5%

Sub-total	39.7%	36.7%	34.0%
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	34.7%	35.2%	33.1%
Other regions of Russia	13.2%	16.9%	20.7%

Sub-total	47.9%	52.1%	53.8%
Other customers	4.1%	3.9%	4.2%
Foreign customers of Russia	0.4%	0.5%	0.5%
Russia, total	92.1%	93.2%	92.6%

Other segments, total	7.9%	6.8%	7.4%

Total	100.0%	100.0%	100.0%

(3)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

Operating costs and expenses (exclusive of depreciation and amortization) as a percentage of revenue:

	For the year ended December 31,
	2017(4)(5)	2018(5)	2019
Personnel expenses	31.8%	28.1%	28.7%
Marketing expenses	14.6%	15.4%	13.4%

Other general and administrative expenses
Subcontractor and other costs related to provision of services	2.5%	3.1%	2.4%
Office rent and maintenance	4.0%	3.9%	2.7%
Professional services	4.4%	4.2%	4.5%
Insurance services	—	—	1.4%
Hosting and other website maintenance	0.5%	0.5%	0.5%
Other operating expenses	1.1%	0.9%	1.6%

Operating costs and expenses (exclusive of depreciation and amortization)	58.9%	56.1%	55.2%

(4)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(5)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Relating to our Business and Industry

We face significant competition, which may cause us to suffer from a weakened market position that would materially and adversely affect our results of operations.

The markets for our products and services are highly competitive and rapidly evolving. Successful execution of our strategy depends on our continuous ability to attract and retain job seekers and customers, expand the market for our products and services, maintain a technological edge and offer new capabilities to customers. We face competition in our various lines of services from competitors that focus exclusively on online recruitment, such as SuperJob, Zarplata.ru and Rabota.ru (which was acquired by Sberbank, Russia’s largest commercial bank, in 2019 as part of its broader strategy of expanding its ecosystem), and from those that offer recruitment as part of their broader services portfolio, such as Avito. Other powerful internet companies with a broad local presence in our markets that have extensive and loyal user bases, such as Yandex (which opened Yandex.Talents in 2019) and Mail.Ru (which acquired Worki in 2019), may decide to directly target our customers, thereby intensifying competition in the recruitment market. Further, our existing competitors or new market entrants may target new and emerging job seeker candidates, such as youths, which, if successful, could harm our business and reputation. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in Russia, such businesses may dedicate extra resources to expand their operations and as a result, become a significant competitive threat in the future. In particular, should the current government block on the services of the social networking site LinkedIn be lifted, LinkedIn may choose to compete with us in the Russian market. Social networks or professional networking sites like LinkedIn may benefit from access to large pools of passive potential job seekers and a broad range of user information that they could leverage to tailor their recruitment services. See also Item 4. “Information on the Company, B. Business Overview—Competition.”

In addition, we may face competition in the future from new entrants in the recruitment advertising industry and other human resource industries in which we operate, such as dedicated recruitment ads aggregators like Indeed, social networking websites such as Facebook, career-related internet portals and existing participants in the offline recruitment industry who may develop online recruitment services and products, as well as other HR service providers who may enter the market for any or all of our services. In particular, certain specialized HR technology companies have emerged that have advanced technological capabilities that may be difficult to replicate and/or compete against. Furthermore, Google recently enhanced its job search function in Russia, as well as in other countries globally, by adding a user function called “Google for Jobs.” There can be no assurances that this will not negatively impact our business. While we believe that achieving true scale in these markets would require significant investment, competitors may nonetheless attempt to enter the recruitment advertising industry or upscale operations with relatively limited initial investment. Current competitors may also consolidate or be acquired by an existing or prospective player, which could result in the emergence of another stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our position as the leading online recruitment platform, particularly if our key competitors consolidate or if large search engines, social media or other online platforms successfully leverage their large user bases to gain access to our markets. To the extent such a competitor significantly increased its market share, our services may become relatively less attractive to our customers, which could reduce our websites’ traffic and demand for our services and products as well as advertising space.

We also believe that there are relatively low existing penetration rates for online recruitment services in some of our regional markets, particularly in regions we view as key growth markets for our services. Our existing competitive advantages over new entrants may be reduced or we may be at a disadvantage compared to our competitors who have greater market penetration, a better understanding of the regional market and/or a superior marketing strategy, in particular, in markets where our brand and business model are relatively untested. If successful, competitors could acquire significant numbers of customers and establish a significant market share within a relatively short period, thereby curbing our growth potential in those regions.

We compete with these existing and future entities for both job seekers and customers. From time to time, our customers may decide not to renew their contracts upon expiration for various reasons. Our customers may also decide to switch to our competitors’ services. Some of our existing or potential new competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas than we have. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for customers, spending more on advertising and brand marketing, investing more in research and development and making acquisitions. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of job seekers and, in turn, enhancing our attractiveness to customers. We have conducted and may continue to conduct various marketing and brand promotion activities, including print and television advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our products or services, regardless of its veracity, could harm our brand and the perception of our brand in the market. If our brand is harmed, we may not be able to continue to attract a growing job seeker base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to improve our user experience, product offerings and technology platform, we may not be able to attract and retain job seekers and employers, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain both employers and job seekers. Customers are the primary source of our revenue. A key factor in attracting and retaining employers is our ability to grow our CV database and attract and retain high-quality job seekers. A key factor in attracting and retaining job seekers, in turn, is maintaining and increasing the number of employers using our services and the quantity and quality of job postings on our system.

To satisfy both customers and job seekers, we need to continue to improve their experience as well as innovate and introduce products and services that employers and job seekers find useful and that cause them to return to our website and use our services more frequently. This includes continuing to improve our technology platform to optimize recruitment search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our website. In addition, we need to adapt, expand and improve our products, services and interfaces to keep up with changing user preferences. For example, with the growing propensity for our job seekers to use smartphones as their main job searching devices, we need to further optimize our mobile applications and continue modifying and updating them to successfully manage the transition to mobile devices of users of our products and services. It is difficult to predict the problems we may encounter in innovating and introducing new products and services, and we may need to devote significant resources to the creation, support and maintenance of our solutions.

We provide no assurances that our initiatives to improve our user experience will always be successful. We also cannot predict whether our new products or service offerings and delivery methods will be well received by employers and job seekers, or whether improving our technology platform or introducing new service delivery channels will be successful or sufficient to offset the costs incurred to offer these services. If we are unable to increase and retain our employers and job seekers, or maintain and increase the quantity or quality of CVs and job postings, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

The market for online products and services is characterized by rapid technological developments, frequent launches of new product and services, changes in customer needs and behavior and evolving industry standards. As a result, our industry is constantly changing product offerings and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to customer preferences. There can be no assurances that our key competitors will not suddenly decide to change their business model or marketing strategy, which could be more successful than ours. If other industry participants rapidly shift their business models, for example, to a cost-per-action based model in which fees are generated by user actions, we may be unable to shift our business model or marketing strategy quickly or efficiently enough to compete with these changes. This could result in a loss of customers, and our brand and reputation, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, companies currently are developing products that directly compete with products in our recruitment-centric VAS portfolio. As our VAS portfolio is currently a relatively small part of our business, we may be at a disadvantage compared to other companies in this market that may be able to leverage greater resources, market knowledge or technical know-how to develop superior proprietary technologies. If such developments are successful, these competitors could attract our customers to their interfaces and away from our platform, limiting our ability to become a comprehensive, integrated full-scale HR platform. These developments may make our existing services obsolete or less competitive. In order to respond to such developments, we may be required to undertake substantial efforts and incur significant costs. In the event that we do not successfully respond to such developments in a timely and cost-effective manner, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If job seeker traffic to our website declines for any reason, our business and results of operations may be harmed.

Our ability to attract and retain job seekers on our website is critical for our continuing growth. If job seeker traffic on our website declines for any reason, our business and results of operations may be harmed. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. Internet search engines could revise their methodologies, which may adversely affect our search result page ranking. Any such changes could decrease user traffic to our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.

Our online recruitment business is highly dependent on the performance and reliability of Russia’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our technology platform. Telecommunications capacity constraints in Russia may impede further development of our business and internet usage more generally to the extent that users experience delays, transmission errors and other difficulties.

Our data center and all of our backup centers are located in Moscow and, therefore, we are heavily reliant on Russia’s internet infrastructure to operate our business. Since these centers are located along with our headquarters in Moscow, our operations may also be negatively impacted by disruptions to power, natural disasters or other events affecting Moscow. In addition, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues in Russia more generally, this would have a material adverse impact on our business and operating results depending on the length and severity of the issue.

We also rely on major Russian telecommunication companies, data center service providers and other infrastructure service providers to support our bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of any disruptions, failures or other problems. Any extreme disruptions in internet access, or in the internet generally, could significantly harm our business, financial condition and operating results. In November 2019, the majority of the provisions of the Russian Federal Law No. 90-FZ “On certain amendments to the Federal Law ‘On communications’” and the Federal Law “On information, information technologies and information protection” dated May 1, 2019 (the “Sovereign Internet Law”), which is aimed at ensuring the safe and sustainable functioning of the internet in the Russian Federation, came into force. The Sovereign Internet Law provides requirements for Russian telecom operators to install new equipment provided by the Russian authorities to ensure that the Russian internet can function autonomously in case the global internet is not operating in Russia or in the case of certain types of threats (for example, cyber-threats). The Sovereign Internet Law imposes certain obligations on others, including holders of unique identifiers of communications and other technical systems in the internet (“autonomous system numbers”), which also includes us. These obligations include having to report on the existing infrastructure in certain cases (including when required by the authorities, in case of a breakdown and in other circumstances), and participate in trainings arranged by the Russian authorities as provided for by legislation. In addition, the Sovereign Internet Law introduces the notion of the “Russian national domain zone,” which includes the Russian resources registered on “ru”, “RF”, “su” and other domains. The Russian national domain zone will be made up of its own infrastructure (root servers and proprietary domain names). The provisions governing the Russian national domain zone will enter into effect from January 1, 2021. The Sovereign Internet Law is broadly drafted, grants the authorities certain discretion, and in order to fully implement the measures set out in the Sovereign Internet Law, Russian authorities will need to adopt a significant number of additional acts and procedures to further clarify the provisions of the Sovereign Internet Law. Russian authorities already adopted certain material implementing acts, including rules on traffic routing in the event of a “threat,” rules on the installation of counter-threat equipment and certain technical specifications. Russian authorities may be required to adopt further subordinate legislation if any practical issues arise in the implementation of such legislation. The application of the Sovereign Internet Law may, among other things, impact our infrastructure, reduce our data transfer speed significantly, block or restrict the use of certain services due to centralized data traffic and result in interruptions and delays in services for Russian users. See also “—Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.” Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our website is accessible within an acceptable load time, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may experience website disruptions, outages and other website performance problems for a variety of reasons, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of users accessing our website simultaneously and denial of service or fraud or security attacks. For example, we experienced a minor outage, which resulted in our website being temporarily blocked to a small percentage of our users and we quickly remedied this. In addition, we may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities. Slow response times or system failures may drive our job seekers away, reduce the attractiveness of our products and services or discourage employers and recruiters from posting jobs on our websites. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services, lower revenue and increased costs.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our reputation and brand names.

Our online systems, including our website, apps and our other software applications, products and systems could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any such update or enhancement may cause disruptions in our services and may, as a result, cause us to lose market share, and our reputation and brand name, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and hacking may cause delays or other service interruptions on our systems. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will successfully prevent hacking or the transmission of any computer virus, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of “denial of service” or similar attacks and other material adverse effects on our operations.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or hacking affects our systems and is highly publicized, our reputation and brand names could be materially damaged and usage of our services may decrease. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability.

Privacy and data protection concerns, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and operating results.

The effectiveness of our technology, including our artificial intelligence (“AI”) and platforms, and our ability to offer our products and services to job seekers and our customers rely on the collection, storage and use of data concerning job seekers and employers, including personally identifying or other sensitive data. Our collection and use of this data for job searches, job matching, data analytics or communications outreach might raise privacy and data protection concerns that could negatively impact the demand for our services. For example, our AI relies on the collection and use of data that we gather from job seekers, employers and various other sources, including external sources. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services, and any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users’ data. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability.

The government of the Russian Federation, for example, has enacted consumer data privacy or data protection legislation, including laws and regulations applying to the solicitation, collection, transfer, processing and use of personal data. This legislation could reduce the demand for our recruiting services if we fail to design or enhance our services to comply with the privacy and data protection measures required by the legislation. Moreover, we may be exposed to liability under existing or new consumer privacy or data protection legislation.

If we were found to be subject to and in violation of any privacy or data protection laws or regulations, our business may be materially and adversely impacted and we would likely have to change our business practices and potentially our product portfolio. In addition, these laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology to match job seekers with employers and vice-versa. In addition, if a breach of data security were to occur, or other violation of privacy or data protection laws and regulations were to be alleged, solutions may be perceived as less desirable and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open source code or discontinue certain products. Our business, prospects, financial condition and results of operations could be materially and adversely affected by any of the above requirements.

Real or perceived inaccuracies of our internally calculated or third-party sourced operating metrics may harm our reputation and adversely affect our business and operating results.

We source most of our operating statistics, which are included in this Annual Report and which we regularly communicate to the market, from independent online statistics providers such as LiveInternet, comScore, SimilarWeb and others. Some of our data providers calculate the number of our average unique monthly visitors (“UMVs”) based on the number of different cookies or device IDs from which a website or a mobile application of ours is visited during a given day based on our internal data, which has not been independently verified. There are inherent challenges in measuring our UMVs accurately. For example, user devices with poor internet connectivity may fail to trigger the Java script code to record the unique visitor data. On the other hand, a user who visits our websites as well as our mobile applications on a given day may be counted as multiple UMVs due to the different cookies and IDs of the devices used to visit our websites and mobile applications.

Our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. In addition, our metrics may immaterially change retroactively if, for example, a job seeker is blocked and his/her CV is removed. If customers, employers or investors do not perceive our operating metrics to be accurate representations of our user base, or if we discover material inaccuracies in our operating metrics, our reputation may be harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are subject to potential legal liability from both employers and job seekers with respect to our job matching suggestions and other human resource related services.

We are exposed to potential claims associated with the recruitment process, including claims by customers seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our customers, and claims by either employers or candidates alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee’s insurance or benefits, individual income taxes or other matters.

We may also be subject to claims or regulatory sanctions over actions by third parties beyond our control, such as misrepresentation of information, misuse of personal data or other inappropriate or unlawful actions by candidates or customers using our platform. In our user agreements and customer contracts, we have specific clauses where we explicitly deny any responsibility for actions by third parties or for the accuracy of information they provide to us, and it is a violation of our terms and conditions to misuse our services. Nevertheless, there can be no assurance that these preventative measures will fully protect us from any such claims, which, regardless of merit, may force us to participate in time-consuming, costly litigation or investigation, divert significant management and staff attention, and damage our reputation and brand names. We do not maintain insurance coverage for liabilities arising from claims by employers, candidates or third parties.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenue increased from ~~P~~4,733 million in the year ended December 31, 2017 to ~~P~~7,789 million in the year ended December 31, 2019. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

Revenue growth may slow or revenue may decline for any number of reasons, including our inability to attract and retain job seekers, decreased customer spending, increased competition, slowing growth of the overall online job search market, the emergence of alternative business models, changes in government policies and general economic conditions. We may also lose users for other reasons, such as a failure to deliver satisfactory search results or transaction experiences or high quality services.

Certain factors may also prevent or delay growth in our industry, which could adversely affect our development and growth plans. Despite relatively high overall internet penetration levels in Russia, penetration of online recruitment services has historically been low and may not increase as quickly as we anticipate. Internet penetration levels throughout Russia have historically been uneven, with much higher penetration levels in urban areas, and these discrepancies could continue. The use of online services in general may decelerate, for example, as a result of slower economic development, declining population levels or declining investment in infrastructure. In addition, the pace of adoption of online recruitment services by blue collar job seekers could be slower than anticipated due to the continuing popularity of traditional recruitment channels, such as newspapers, billboards and word-of-mouth. The number of small and medium enterprises, which we believe represent an underpenetrated and growing segment of our market, could remain stable or start to decline, driven, for example, by adverse macroeconomic conditions. Any of these factors could frustrate our ability to realize our growth strategy and cause us to reevaluate our strategic goals and development priorities.

If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are unable to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our results of operations may be materially and adversely affected.

Online businesses like ours tend to involve certain fixed cost bases, and our ability to achieve desired operating margins in our recruitment business depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset the associated fixed and variable costs. Our fixed costs typically include compensation of employees, data storage and bandwidth expenses and office rental expenses. Our variable costs typically include commission-based compensation of sales employees and marketing expenses. As we have established the technology and network infrastructure to support an online business model, the incremental cost of adding new job postings and CVs online is relatively insignificant. We can serve additional customers and users with decreasing average cost. If we are unable to maintain economies of scale, our operating margin may decrease and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully halt the operations of copycat websites or misappropriation of our data.

From time to time, third parties have misappropriated our data, including CV data, through website scraping, robots, copying CV or other data or other means and have aggregated this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate the functionality of our website. Specifically, we have in the past experienced attempts by third parties or businesses who have purchased a paid subscription and received authorized access to our website to copy CV or other data from our website and use such information in a manner that violates our contractual the terms of use with such party (such as setting up copycat websites). We cannot assure you that similar events will not occur in the future and may materially and adversely impact our results of operations.

If we become aware of such websites, businesses or third parties, we would employ technological or legal measures, including initiating lawsuits, in an attempt to halt their operations. However, we may not be able to detect all such activities in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In some cases, our available remedies may not be adequate to protect us against such activities. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, Russian law requires that operators (controllers) of personal data, such as us, undertake certain organizational and technical measures to protect the personal data that we process and to prevent unauthorized or illegal actions with respect to such data. Should it be determined by the relevant governmental body that such unauthorized copying and further use of job seekers’ CVs and personal data contained therein became possible due to our failure to undertake such measures, we may be subject to administrative penalties and civil litigation. See also “—Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.”

If we fail to protect our intellectual property rights, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on registered trademarks and confidentiality agreements to protect our intellectual property rights. To date, we have received only one patent to protect our machine learning recommendation system used on our platform, but other elements of our platform remain unprotected. Third parties may obtain, copy, reverse engineer or use without our authorization our intellectual property, which includes trademarks related to our brand, products and services, registered domain names, trade secrets and other intellectual property rights and licenses.

Historically, the Russian legal system and courts have not protected intellectual property rights to the same extent as the legal system and courts of the United States. Companies operating in Russia continue to face an elevated risk of intellectual property infringement as compared to other jurisdictions such as the United States. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be vulnerable to intellectual property infringement claims brought against us by others.

We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Although we have never experienced any material intellectual property claims against us in the past, as we face increasing competition and as litigation becomes more common in Russia as a way of resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others’ intellectual property, we cannot be certain that our products, services, content and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

We may incur substantial expenses in defending against third party infringement claims, regardless of their merit. As a result, due to diversion of management time, expenses required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations. If we were found to have infringed on the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property may be able to obtain injunctive relief to prevent us from using the technology, software or brand name in the future. If the amount of these payments were significant, if we were prevented from incorporating certain technology or software into our products or services or if we were prevented from using our brand name, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to successfully execute future acquisitions or efficiently manage any acquired business.

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses. The success of any material acquisition will depend upon several factors, including our ability to: identify and acquire businesses cost-effectively; conduct due diligence and identify key issues prior to the acquisition; integrate acquired personnel user data, operations, products and technologies into our organization effectively; and retain and motivate key personnel and to sustainably retain the customers of acquired firms.

Any such acquisition may require a significant commitment of management time, capital investment and other management resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on additional debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations or will perform according to our expectations. If we are unable to effectively integrate or partner with an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the common shares or ADSs. To date, we have not engaged in any material acquisitions.

We are exposed to the risk of violations of anti-corruption laws, anti-money laundering laws, and other similar laws and regulations.

We operate and conduct business in Russia, Kazakhstan, Belarus, Georgia, Kyrgyzstan, Azerbaijan and Uzbekistan. These are countries where there is a high risk of fraud, money laundering, bribery and corruption. We have policies and procedures designed to assist compliance with applicable laws and regulations and we are subject to the US Foreign Corrupt Practices Act of 1977 (“FCPA”) and the UK Bribery Act 2010 (the “Bribery Act”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offenses for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the Bribery Act introduced a new offense applicable to corporate entities and partnerships that carry on part of their business in the UK that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offense can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge.

We maintain internal compliance policies and procedures, however, we can provide no assurances that these policies and procedures will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We can provide no assurances that internal reports of potential violations of our internal compliance policies will not be made in the future or that violations of applicable anti-bribery or money laundering laws, including the FCPA will not occur. As a result, we could be subject to potential civil or criminal penalties under relevant applicable laws which may have adverse consequences on our business, prospects, financial condition or results of operations if we fail to prevent any such violations or are the subject of investigations into potential violations. In addition, such violations could also negatively impact our reputation and consequently, our ability to win future business. The consequences that we may suffer due to the foregoing may cause our business, prospects, financial condition and results of operations or reputation to be materially and adversely affected.

We engage in de minimis activities relating to Crimea, and these activities could impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.

In response to certain geopolitical tensions, a number of countries, including the United States, EU countries and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the

Crimea region or most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), has also placed parties operating in the Crimea region on the OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”). U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Currently, less than one percent of paying job seekers and customers who use our product and services are self-identified as being located in the Crimea region. In addition, since 2015, significantly less than one percent of our revenue has been generated from job seekers and customers located in the Crimea region. While we believe that current United States and EU sanctions do not preclude us from conducting our current business, new sanctions imposed by the United States and certain EU member states may restrict certain of our operations in the future. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.

We depend upon talented employees, including our senior management, product and development specialists to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key product and development personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. If we are unable to retain the services of our key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicities and our reputation may be harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Training of new employees with no prior relevant experience could be time-consuming and require a significant amount of resources. We may also need to increase the compensation we pay in order to retain our skilled employees. If competition in our industry further intensifies, it may be more difficult for us to hire, motivate and retain highly skilled personnel, especially high quality developers as there is currently significant market demand for this role. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to grow effectively or at all, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. Misconduct by employees may result in unknown and unmanaged risks and losses. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies, and the precautions we take to detect such activity may not always be effective. The direct and indirect costs of employee misconduct can be substantial and our business, prospects, financial condition and results of operations could be materially and adversely affected.

A regional or global health pandemic could severely affect our business.

Although our results have not been materially affected by a pandemic to date, if a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be materially affected. For example, a novel strain of the coronavirus, which was discovered in Wuhan, China in December 2019 and on March 11, 2020, was declared by the World Health Organization to be a global pandemic, has begun to have numerous effects on the global economy. A global or regional health pandemic could adversely affect the economies and financial markets of many countries, including the countries in which we operate, resulting in an economic downturn that could affect our operating results. Specifically, the novel coronavirus pandemic may lead to a global economic downturn, and employers therefore may not need to hire as many employees as they have in the past, which could lead to a decreased demand in our products and services. Given the high uncertainties associated with the novel coronavirus, it is difficult to predict its potential effects on our business and it may have a negative impact on our business, financial condition and results of operations.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in the Russian Federation is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. We do not currently maintain insurance coverage for our offices or servers, business interruptions or third party liability in respect of property or environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our substantial indebtedness may adversely affect our financial health.

We currently have substantial indebtedness. As of December 31, 2019, we had total indebtedness of ~~P~~5.1 billion, which consisted of a ~~P~~7 billion syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, as amended and restated (the “Credit Facility”), of which ~~P~~1,845 million has been repaid as of December 31, 2019. The Credit Facility was collateralized with the shares of Headhunter FSU Limited, HeadHunter Group PLC (formerly Zemenik Trading Limited), and participation interests in Headhunter LLC and Zemenik LLC. The Credit Facility was amended on December 29, 2017 simultaneously with the guarantee agreement to which we are a party, to allow us, subject to customary conditions, to proceed with matters related to our IPO, including, inter alia, changing our corporate name and converting to a public company, completing the split of shares, issuing additional shares, providing indemnities in connection with the IPO, decreasing additional capital, amending the charter documents and others (“Amendment No. 4”). Simultaneously with Amendment No. 4, we executed the release of the security over the shares of HeadHunter Group PLC.

Since Amendment No. 4 allowed us to proceed with matters relating to the IPO for a definite period, on April 22, 2019, we signed a new amendment agreement to the Credit Facility (“Amendment No. 5”), which provided, among other things, for an extension of such period until December 31, 2019. Prior to signing Amendment No. 5, our subsidiary, Zemenik LLC, was the immediate borrower of the ~~P~~7 billion loan under the Credit Facility, which consisted of Tranches A, B, C and D of ~~P~~4 billion, ~~P~~1 billion, ~~P~~1 billion and ~~P~~1 billion, respectively, of which ~~P~~850 million, ~~P~~135 million, ~~P~~50 million and ~~P~~50 million were repaid, respectively. In order to simplify our intra-group arrangements, in accordance with Amendment No. 5, the outstanding debt related to Tranches C and D in the total principal amount of ~~P~~1.9 billion as well as any interest accrued thereon and outstanding as of the date of the Amendment No. 5, were assigned to HeadHunter Group PLC. Amendment No. 5 also provides that HeadHunter Group PLC can borrow an additional ~~P~~3 billion (“Tranche E”) or any portion hereof within 120 days from the date of Amendment No. 5, thus increasing the Credit Facility up to ~~P~~10 billion. As of the date of this Annual Report, HeadHunter Group PLC has not submitted the withdrawal notice in relation to Tranche E, and Tranche E’s availability period has expired. Matching amendment agreements have also been signed to the security documentation. Capitalized terms in this paragraph have the definitions provided in the Credit Facility.

On March 11, 2020, we signed a new amendment to the Credit Facility (“Amendment No. 6”), which, among other things, contains the consent of VTB Bank (PJSC) to proceed with a securities offering prior to December 31, 2020 and allows us to give indemnities in connection with any such offering. Amendment No. 6 also decreases the change of control threshold, in case we proceed with any such offering, from 50% to 35% of the aggregate shareholding power of our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., so long as Highworld Investments Limited continues to hold more than 17.5% of our outstanding share capital. See Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness.”

Our substantial indebtedness may have important consequences for us. For example, it may:

•	make it more difficult for us to make payments on our indebtedness;

•	increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;

•	require us to use a substantial portion of cash flow from operations to service our indebtedness, thereby reducing our ability to fund capital expenditures and other expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less indebtedness;

•	limit our ability to borrow additional funds that may be needed to operate and expand our business; and

•	restrict our ability to pay dividends.

Any of the above would materially and adversely affect our business, prospects, financial condition and results of operations.

We have significant intangible assets on our balance sheet. Consequently, potential impairment of intangible assets may have an adverse material effect on our profitability.

Since the Acquisition, intangible assets have represented a significant portion of our assets. Goodwill and other intangible assets, which are comprised primarily of our brand name, CV database and non-contractual customer relationships, collectively amounted to 74.3% of our total consolidated assets as of December 31, 2019. We assess the potential impairment of intangible assets on at least an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We may be required to record significant impairments in the future. Some of the developments, which could cause us to recognize impairment of goodwill or other intangible assets, include significant underperformance relative to historical or projected future operating results or significant negative industry or economic trends. Although the recording of such impairments does not trigger an immediate cash impact, our business, prospects, financial condition and results of operations could be materially and adversely affected, and significant future impairments of our intangible assets could reduce our profitability to such an extent that we would not be permitted under Cypriot law to declare and pay dividends.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations. For example, we adopted IFRS 15, a new standard for recognition, measurement and disclosure of revenue from contracts with customers, at January 1, 2018, using the full retrospective approach. Under this transition method, certain comparative financial information for the year ended December 31, 2017 has been restated. We adopted IFRS 16, a standard that introduced a single, on-balance sheet accounting model for lessees, at January 1, 2019, using the modified retrospective approach. Under this transition method, our comparative financial information for the year ended December 31, 2018 is not restated. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report. In addition, some accounting policies require the use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior period financial statements, and there can be no assurances that we will make the correct judgments in the future, should any new standards be issued. Accounting standard-setters and those who interpret the accounting standards may also amend or even reverse their previous interpretations or positions on how various standards should be applied. Any of these changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations, which could have a significant impact on our future financial statements.

Risks Relating to the Russian Federation and Other Markets in which We Operate

Investing in securities of issuers in emerging markets, such as the Russian Federation, Kazakhstan and other CIS countries, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as the Russian Federation, Kazakhstan, Belarus and other CIS countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economies of the Russian Federation, Kazakhstan, Belarus and other CIS countries are subject to rapid change and that the information set out herein may become outdated relatively quickly.

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the slowdown in Chinese economic growth and the dramatic fall in oil prices, as well as the deteriorating conditions of the Russian economy. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the crisis in Ukraine and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia. As we operate in emerging markets throughout the world, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Political risks could adversely affect the value of investments in the Russian Federation.

While the political situation in the Russian Federation has been relatively stable since 2000, future policy and regulation may be less predictable than in less volatile markets. Any future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. In addition, any change in the Russian Government or its programs or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful political, social, religious, regional, economic or ethnic groups could lead to political instability and a deterioration in Russia’s investment climate that might limit our ability to obtain financing in the international capital markets, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In January 2020, the current Russian President Vladimir Putin proposed a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. These draft amendments to the Constitution of the Russian Federation propose, among other things, to prioritize the Constitution of the Russian Federation over international treaties and the decisions of international bodies, strengthen of the Russian State Council as an advisory board to the Russian President and grant the Russian Federal Council with authority to terminate the powers of the judges of the Constitutional Court of Russia upon the recommendation of the Russian President. These amendments were adopted by the Russian Parliament and should now be signed by the Russian President. If implemented, these amendments may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict.

According to some commentators, politically motivated actions, including claims brought by the Russian authorities and state-owned companies against several major Russian companies, as well as cases of confiscation or renationalization of assets, have called into question the security and enforceability of property and contractual rights, progress of the free market and political reforms, the independence of the judiciary and the certainty of legislation. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above the general market turmoil recently. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the shares.

Russia is a federative state consisting of 85 constituent entities, or “subjects.” The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (federal’nye okruga), which are overseen by a plenipotentiary representative of the President, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. Subjects have enacted conflicting laws in areas such as privatization, land ownership and licensing. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent businesses from carrying out their strategy effectively.

In addition, ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict. Moreover, various acts of terrorism have been committed within the Russian Federation. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in the Russian Federation, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other countries. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. In September 2015, following a formal request from the Syrian government, the Russian Federal Council approved the use of Russian forces in Syria. Operations in Syria commenced in late September 2015. In December 2017, the Russian President ordered the partial removal of operations in Syria, but the Russian military contingent is still involved in operations in Syria. Furthermore, in November 2015, the Turkish Air Force shot down a Russian strike aircraft over Syria that resulted in tensions between Russia and Turkey, and led to the imposition of a wide range of sanctions by Russia against Turkey, which were then partially removed in the second half of 2016 and in 2017.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities. While the identification of any individuals in the report does not automatically lead to the imposition of new sanctions and it is not possible to predict whether any such identification could have a material adverse effect on the Russian economy or our business. Neither our directors nor senior management are included in the report.

In March 2018, more than 140 Russian diplomats were expelled worldwide, and Russia in turn announced the expulsion of 60 American diplomats and the closure of the United States consulate in St. Petersburg, Russia. On April 6, 2018, the United States imposed new sanctions that targeted a number of Russian state officials and prominent Russian businessmen and their businesses. In August 2018, the U.S. Department of State imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”). On November 25, 2018, Ukrainian Navy vessels attempted to pass from the Black Sea into the Sea of Azov and were captured by the Russian Federal Security Service in the Kerch Straight, leading to further tensions between Russia and Ukraine. In December 2018, the United States expanded sanctions by designating 15 members of the Russian military intelligence organization, GRU, for their involvement in a wide range of activities, including attempting to interfere with the 2016 U.S. elections. In August 2019, following Russia’s alleged failure to meet certain conditions under the CBW Act, the U.S. Department of State imposed additional sanctions against Russia, relating to Russian sovereign debt, multilateral lending and export restrictions for dual-use technologies that can be used for chemical and biological warfare. Moreover, several pieces of proposed legislation directed at increasing U.S. sanctions against Russia have been introduced in the U.S. Congress for consideration. The proposed legislation, if enacted, could affect, among other things, Russian sovereign debt, Russian energy projects and the Russian energy and financial sectors. Though it is currently uncertain whether or when any of this proposed legislation will be signed into law, such legislation and the potential sanctions imposed pursuant to such legislation may have an adverse impact on the Russian economy in general and thus may negatively affect our operations.

The emergence of new or escalated tensions between Russia and other countries, including any escalation of the conflict or renewed fighting, or the imposition of international trade and economic sanctions in response to these tensions, could negatively affect the economies in the regions where we are present, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our shares, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations or cause our company to become less attractive for U.S. investors.

Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, prospects, financial condition, results of operations and the value of our ADSs.

Economic instability in the countries where we operate could adversely affect our business.

Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. From 2000 until the first half of 2008, Russia experienced rapid growth in its gross domestic product, higher tax collections and increased stability of the ruble, providing some degree of economic soundness. However, the Russian economy was adversely affected by the global economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment, sharp decreases in GDP and rise of unemployment around the world. While the situation globally has stabilized since to a certain extent, the Russian economy began to experience a new slowdown in 2013. As Russia produces and exports large quantities of crude oil, natural and metal products and other commodities, its economy is particularly vulnerable to fluctuations in the prices of commodities on the global market. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity’s price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. During 2016 and 2017, the Brent Crude oil price continued to be volatile with $56.82 per barrel on December 31, 2016, $66.87 per barrel on December 29, 2017, $53.80 per barrel on December 31, 2018, and $66.00 per barrel on December 31, 2019. Further, after OPEC and Russia failed to agree recent production cuts, Saudi Arabia sharply cut its prices, causing the Brent Crude oil price to reach a low of $31.02 per barrel on March 9, 2020.

While the Russian economy has experienced some stabilization since 2016, a financial downturn, as well as any future economic downturns or slow turns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenue and negatively affect our liquidity and ability to obtain debt financing, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Inflation may increase our costs and exert downward pressure on our operating margins.

The Russian economy and certain other CIS economies in which we operate have generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service (“Rosstat”), the consumer price index in Russia stood at 5.4%, 2.5%, 4.3% and 3.0% in 2016, 2017, 2018 and 2019, respectively. Because substantially all of our operations are in Russia and the CIS, our costs are sensitive to increases in prices in the region. As a result, high rates of inflation increase our costs, these increases in cost could negatively impact our operating margin, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Social instability could increase support for renewed centralized authority, nationalism or violence and could materially adversely affect our operations.

A decrease in the price of oil, as well as increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Crime and corruption could disrupt our ability to conduct our business and thus, materially adversely affect our operations.

The political and economic changes in recent years in the countries where we operate have resulted in significant changes in authority. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecutions to further the commercial interests of certain government officials or certain companies or individuals. Additionally, some members of the media in the countries in which we operate regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users.

Collection and handling of user data by any entity or person in Russia and other countries may be subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In Russia, in order to store an individual’s personal data, we must obtain his or her written or e-consent and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data must notify the appropriate Russian authority, we are included into the register of such processors.

According to the Federal Law No. 242-FZ “On Introduction of Changes to Certain Legislative Acts of the Russian Federation in Connection with Usage of Information Technologies in the Field of Healthcare” dated July 29, 2017 (the “Federal Law No. 242”), processors of personal data are obliged to record, systematize, accumulate, store, update, modify and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide the Federal Service for Supervision of Communications, Information Technology and Mass Media of Russia (“Roskomnadzor”) with the information on location of databases containing all citizens’ personal data.

Federal Law No. 242 may cause restrictions on the provision of information services as well as impose penalties on processors of personal data for failure to comply with the legal requirements (some of which may be subject to broad interpretation) for a number of reasons including the following:

•

“Localization” requirement with respect to personal data of Russian citizens introduced by Federal Law No. 242 and may, therefore, be interpreted as prohibiting to effect cross-border personal data processing; and

•

No standard definition of a database exists within the law. According to definitions of a database given in the Article 1260 of the Civil Code of the Russian Federation, as amended (the “Civil Code”), and GOST 20886, different documents and virtual objects (for example, MS Office files) may be referred to as a database. The information resources of our company, including personal data, may be stored in a virtual environment (including as part of cloud computing), which may significantly hinder the determination of the exact location of each virtual object and complicate provision of information on such location within the period stipulated by the Federal Law of the Russian Federation No. 152-FZ “On Personal Data” dated July 27, 2006 (the “Personal Data Law”). Therefore, the combination of such objects and their location in a complex information structure may be prone to ambiguous interpretation.

Although we believe we are in compliance with this legislation, compliance with the requirements provided may be practically difficult, require significant efforts and resources, lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users. However, any non-compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016, a Russian court ordered the blocking of access to a popular professional social networking website for violation of data protection legislation.

In addition, Russian legislators are working on a draft law (the “Draft Law”) to regulate the ownership and operation of “informational resources significant for the development of Russian information and communication infrastructure and personal data processing technologies” (the significant information resources, or “SIRs”). The Draft Law proposes introducing restrictions in relation to foreign ownership in Russian companies-owners of internet resources (such as webpages, websites, information systems or software) that enable the owner to collect the personal data of users in Russia. The restrictions proposed by the Draft Law, as currently drafted, shall only apply to information resources that have been recognized as SIRs by a decision of the Governmental Commission of the Russian Federation. The provisions of the Draft Law are currently under development and it is unclear when and in what version the Draft Law will be adopted. In particular, the Government of the Russian Federation recommended clarifying the criteria for recognition as a SIR and re-considering the thresholds of foreign ownership in SIRs. If the proposed restrictions on foreign ownership are adopted and if we are recognized as a SIR under the Draft Law, we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions and such restrictions may have a material adverse effect on our share price. Once the provisions of the Draft Law are developed and clarified we will be better placed to identify and assess the potential impacts, if any, of the Draft Law on us and our business.

On February 13, 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation announced that it commenced working on draft amendments to the Federal Law No. 149-FZ “On Information, Information Technology and Data Protection” dated July 27, 2006 (the “Law on Information”), which is aimed at unifying the approach to big data processing. Prior to this, there were a number of proposals to introduce big data regulations in Russia, but the proposed draft laws were criticized by the lower chamber of the Russian Parliament and Roskomnadzor, as well as by the business community. Currently, it is unclear what impact the proposed requirements may have on big data processing and when the announced draft law may be adopted, and as a result, it is difficult for us to estimate the potential impact of this law on our business.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data, which may require significant compliance efforts and could result in liability for violations in other jurisdictions. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Weaknesses relating to the legal system and legislation in the countries where we operate create an uncertain environment for investment and business activity, which could have a material adverse effect on the value of our shares.

Each of the countries in which we operate is still developing the legal framework required to support the market economy. The following risks relating to these legal systems create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

•

inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;

•	the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;

•	the relative inexperience of judges and courts in interpreting certain aspects of legislation;

•	the lack of an independent judiciary;

•	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses;

•	the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and

•	poorly developed bankruptcy and liquidation procedures and court practice that create possibilities of abuse.

The recent nature of much of the legislation in the CIS countries, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of these legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, legislation in these countries often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.

Governmental authorities in the countries where we operate have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is inconsistent with legislation or influenced by political or commercial considerations.

Selective or arbitrary governmental actions have reportedly included the denial or withdrawal of licenses, sudden and unexpected tax audits and claims, criminal prosecutions and civil actions. Federal and local government entities have also used ordinary defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations or to void transactions. Moreover, the government also has the power in certain circumstances, by regulation or government acts, to interfere with the performance of, nullify or terminate contracts.

In addition, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain applicable legal requirements.

Certain provisions of Russian law may allow government authorities to seek a court order for the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. For example, under Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

The existence of negative assets may not accurately reflect the actual ability to pay debts as they fall due. Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian accounting standards balance sheets; however, their solvency is not otherwise adversely affected by such negative net assets. Courts have, on rare occasions, ordered the involuntary liquidation of a company for having net assets less than the minimum charter capital required by law, even if the company had continued to fulfill its obligations and had net assets in excess of the minimum charter capital at the time of liquidation.

There have also been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used as a basis to seek the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences to our business and financial condition.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions.

Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, prospects, financial condition and results of operations could be materially and adversely affected. See also “—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.”

In addition, the Federal Law No. 374-FZ dated July 6, 2016, also known as the “Yarovaya Law” (named after the Russian senator who initiated this law) (the “Yarovaya Law”) amending, among others, the Law on Information, requires arrangers of information distribution by means of internet (the “arranger”) to store certain data for a period of one year. The norm of the law relating to the storage of messages content entered into force on July 1, 2018, see Item 4. “Information on the Company, B. Business Overview—Regulation—Privacy and Personal Data Protection Regulation.” We believe that this regulation will not cause us to incur substantial additional costs. However, the range of penalties for non-compliance with the Yarovaya Law is not entirely clear and may potentially entail other types of administrative penalties in addition to fines. If any of these were material or we were found to be in non-compliance, our business prospects, financial condition and results of operations could be materially and adversely affected.

The Sovereign Internet Law, which predominantly entered into force in November 2019, imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, “ASN,” which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the “Internet Providers”). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. The Russian authorities have adopted certain implementing legislation, but other implementing legislation has yet to be developed. See also “—Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.” If we were found to be in non-compliance with the requirements of the Sovereign Internet Law, our business prospects, financial condition and results of operations could be affected.

According to Russian legislation, shareholders and participants of Russian companies have an opportunity to demand either liquidation of a company in a judicial proceeding or exclusion of other shareholders or participants (except for public joint stock companies) from the company.

According to the amendments to the Civil Code of the Russian Federation which came into effect on September 1, 2014, shareholders and participants of Russian companies have certain rights, including the following, which can be enforced through court order:

•

to demand the liquidation of a company in case of failure to achieve targets for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and

•	to demand exclusion of a shareholder or participant (except for public joint stock companies) whose actions or inactivity either cause significant harm to or hamper the company’s operations.

In this regard, considering the lack of practice in applying these regulations, we cannot rule out the possibility of having such claims filed against us. Should such claims be brought, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

•	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The Russian banking system remains volatile and undercapitalized, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

Russia’s banking and other financial systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. Serious deficiencies in the Russian banking sector, combined with a deterioration in the credit portfolios of Russian banks, may result in the banking sector suffering large losses during market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown, and thus becoming unable to lend or fulfill their obligations, including to their corporate depositors. In addition, the Central Bank of Russia has a practice of revoking from time to time the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the Central Bank of Russia requirements. During a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such a crisis.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation was placed for review and downgraded by each of Moody’s, Fitch Ratings and Standard & Poor’s several times. As of February 2020, Russia had a Baa3 sovereign credit rating from Moody’s, BBB long-term sovereign rating from Fitch Ratings and BBB-/A-3 foreign currency sovereign credit rating with a stable outlook from Standard & Poor’s.

During turbulence in the Russian financial markets and banking sector, the Russian state authorities have historically implemented measures intended to support the liquidity and solvency of Russian banks and to significantly increase the availability of credit to businesses, which have been seen as critical for restoring investor confidence and for supporting the Russian economy. In addition to the recent instability, there is still reduced liquidity and capitalization in the Russian banking sector, and there can be no assurance that more severe liquidity problems will not occur in the future, or that the Russian Government will continue or be able to implement state support measures to support the Russian banking sector, in particular, in case of any potential liquidity constraints or limitations on access to the international capital markets by Russian financial institutions.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our shares on The Nasdaq Global Select Market (“Nasdaq”).

Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. We are not covered by such requirement, as we are incorporated outside Russia. The Russian securities regulator, the Central Bank of Russia, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia, and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurances that we will not experience pressure to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our shares on Nasdaq.

The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.

The Russian Federal Law No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended (the “Competition Law”), establishes certain restrictions on activities of companies that occupy a dominant position in any markets of their operation. When determining market dominance, the Federal Antimonopoly Service of Russia (the “FAS”) needs to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account when making this determination, including the interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use, and then calculate market shares of companies operating in this market. Different approaches may be applied in this respect by the FAS and market participants.

In April 2019, after a complaint filed by Stafori LLC the FAS initiated an investigation in relation to us alleging a violation of antitrust legislation by restricting access to our CV database for Stafori LLC’s “Robot Vera” software, which offers automated candidate search services. In December 2019, the FAS determined that Headhunter LLC, together with SuperJob and RDV-Soft, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that its actions prohibiting the use of third-party software lead to restriction of competition on the adjacent product markets (app stores). Headhunter LLC was found to have violated Russian antitrust legislation by abusing its dominant market position.

On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia’s online recruitment market. At the same time, the FAS determined that we infringed on Stafori’s interests by creating impediments on Stafori’s ability to access the market of internet-based services for ensuring information coordination between employees, employers and staffing agencies in Russia and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. We also are required to pay a fine that the FAS will assess within one year following the date of the decision, which is the longest possible term under the Russian law. We currently expect this fine to be less than ~~P~~1 million (approximately $16,000), which is the upper limit of the fixed fee according to the applicable law. We believe that the mitigation measures prescribed by the FAS will not have a significant impact on our operations, and we intend to maintain our commitment to protecting personal data in the market. The FAS will not issue any further rulings or orders in connection with this investigation, and we intend to appeal the FAS decision in court. In addition, Stafori LLC may choose to claim for damages incurred as a result of infringement of its rights; however, Stafori LLC will have to prove the existence of such damages and that such infringement caused the damages. See also “ —Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects” and Item 8. “Financial Information, A. Consolidated Statements and Other Financial Information.”

Our current terms of use placed on our website allow us to block plugins of third parties (like those of “Robot Vera”), and if the FAS requires us to cease blocking or otherwise change our terms of use, we would have to allow access to third-party plugins. We could respond to these changes by introducing limits on the number of CVs used by the subscribers, providing access to a larger amount of CVs at a significant additional fee. The impact of these and other potential changes to our terms of use and monetization strategy is uncertain.

The conclusion by the FAS that we hold a dominant position in one or more of the markets in which we operate could result in heightened scrutiny of our business and industry, and/or limit our ability to complete future acquisitions. In addition, the FAS could require that we pre-clear with them any antitrust compliance policies and programs or substantial changes to our standard agreements with merchants and agents, as well as maintain our current agreements with business partners. Russian legislation prohibits persons holding a dominant position from setting monopolistically high or low prices. We could be prohibited from setting different prices to the same products and services and could be ordered to pre-agree with the FAS our tariffs and pricing policies or any changes thereto. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.

Russian legislation provides that the prohibition on the abuse of a dominant market position does not apply to the execution of exclusive rights in relation to intellectual property. There have been multiple discussions of proposed changes to the Russian antimonopoly legislation, including an initiative that would rescind intellectual property immunity; however, no such draft legislation to that effect has been proposed to the lower chamber of the Russian Parliament. Once there is more clarity in connection with this initiative and there is a more developed draft of any such legislation, we will be better placed to identify and assess the potential impacts, if any, on us and our business.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenue.

Russian law prohibits the sale and advertising of certain products and heavily regulates advertising of certain products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must in certain cases contain required disclaimers.

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted, to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and therefore, reduce our revenue.

Risks Relating to Russian Taxation

Changes in Russian tax law could adversely affect our Russian operations.

Generally, Russian taxes that we are subject to are substantial and include, inter alia: corporate income tax, value added tax, property tax, employment-related social security contributions; we are also subject to duties and liabilities of a tax agent in terms of withholding taxes with respect to some of our counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, the possibility exists that the Russian Federation may impose arbitrary and/or onerous taxes and penalties in the future. The Russian Federation’s tax collection system increases the likelihood of such events, and this could adversely affect our business.

Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new and continue to be redrafted. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “deoffshorization measures”). These new rules include, in particular, (i) rules governing the taxation of “controlled foreign companies” (CFC rules) (without limitation of jurisdictions to which this definition applies which residents may fall under); (ii) rules determining the tax residence status of non-Russian legal entities (tax residence rules); (iii) rules defining the “beneficial ownership” (actual recipient of income) concept and (iv) taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in the Russian Federation by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (that base on the judicial concept of “unjustified tax benefit”, defined by the Supreme Arbitration Court in 2006, and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since August 18, 2017. These changing conditions create tax risks in the Russian Federation that are more significant than those typically found in jurisdictions with more developed tax systems; they have significant effect on us, complicate our tax planning and related business decisions and may expose us to additional tax and administrative risks, as well as extra costs that are necessary to secure compliance with these new rules. In addition, there can be no assurance that the current tax rates will not be increased and that new taxes will not be introduced.

The interpretation and application of the Russian Tax Code generally and, in particular, the aforementioned new rules have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice. Furthermore, over recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts regarding the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Ministry of Finance in a way that is unfavorable for the taxpayer.

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by inconsistent judgment of the local tax authorities and the failure of the Russian tax authorities to address many of the existing problems. It is, therefore, possible that our transactions and activities that have not been challenged in the past may be challenged in the future, which may have a material adverse effect on our business, financial condition, results of operations and prospects and the trading price of the ADSs.

We estimated tax contingencies of approximately ~~P~~871 million as at December 31, 2019 connected with the development of the above-mentioned practices and interpretations, as compared to ~~P~~719 million as at December 31, 2018. These contingencies relate to the application of the “beneficial ownership” concept of dividend income and additional taxation on the grounds of permanent establishment in the Russian Federation. See “ —Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents in the periods before they self-declared their Russian tax residence.”

We are subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Generally, tax returns, together with related documentation, are subject to audit by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three years immediately preceding the year when the tax audit is initiated. Tax audits may be repeated (within the same general three-year limit) in a few specifically defined circumstances, such as the taxpayer’s reorganization or liquidation, or upon the re-filing of a tax return (amended to decrease the tax payable), or if a tax audit is conducted by a higher-level tax authority as a measure of control over the activities of a lower-level tax authority. Therefore, previous tax audits may not preclude from subsequent tax claims relating to the audited period.

The Russian Tax Code provides for a three-year statute of limitations for imposition of tax penalties; the statute of limitation extends however if the taxpayer obstructed the performance of the tax audit (such that it created an insurmountable obstacle for the performance and completion of the tax audit). However, the terms “obstructed” and “insurmountable obstacles” are not specifically defined in the Russian law; therefore, the tax authorities may interpret these terms broadly, effectively linking any difficulty experienced by them in the course of the tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.

Tax audits may result in additional costs if the tax authorities conclude that we did not satisfy our tax obligations in any given tax period. Such audits may also impose additional burdens on us by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

Russian transfer pricing rules may adversely affect the business of our Russian operations, financial condition and results of operations.

Russian transfer pricing rules apply to “controlled transactions” that include transactions with related parties and certain types of cross-border transactions and oblige the taxpayers to notify the tax authority about “controlled transactions” and to keep specific documentation proving the conformance with the “arm’s length principle.” Starting from January 1, 2019, transactions between related parties are not treated as “controlled transactions,” in case such related parties are the Russian tax residents and/or located in the Russian Federation, and apply the general corporate income tax rate.

HeadHunter Group PLC changed its tax residence from Cyprus to the Russian Federation on June 19, 2019, and HeadHunter FSU Limited changed its tax residence from Cyprus to the Russian Federation on November 8, 2018. Consequently, transactions between the Russian companies in our group applying the general corporate income tax rate and transactions with HeadHunter Group PLC and HeadHunter FSU Limited shall not be treated as “controlled transactions.”

Although transfer pricing rules are supposed to be in line with the international transfer pricing principles developed by the Organization for Economic Co-operation and Development (the “OECD”), there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions with securities and derivatives. It is difficult to evaluate and assess beforehand the effect of transfer pricing rules on our business.

In addition, although pricing applied in “controlled transactions” shall be audited by the Federal Tax Service (by its central office), in observance of the transfer pricing methods, in practice, lower-level tax authorities often attempt to scrutinize pricing and other terms in transactions between related parties more broadly, based on the “unjustified tax benefit” concept.

In accordance with the foregoing, due to uncertainties in the interpretation and application of Russian transfer pricing rules, no assurance can be given that the Russian tax authorities will not challenge our transaction prices and make adjustments that could affect our tax position unless we are able to confirm our use of market prices, supported by appropriate transfer pricing documentation. The imposition of additional tax liabilities as a result of Russian transfer pricing rules may have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate, if paid on controlled transactions, fits within certain interest rate (safe-harbor) ranges; and third, the thin capitalization rules (that apply to “foreign controlled debt” (i.e., indebtedness where a foreign direct or indirect shareholder or its affiliate act as a lender or a guarantor) and operate the 3:1 debt-to-equity ratio). Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. The whole amount of nondeductible interest accrued on foreign controlled debt would be treated for tax purposes as dividend if the balance-sheet equity (the net asset value) of the indebted taxpayer is negative. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are under certain conditions excluded; at the same time, loans obtained from foreign affiliates are explicitly included.

Our Russian operations may be affected by requalification of interest into dividend (including by our inability to deduct interest) based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons.

Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents in the periods before they self-declared their Russian tax residence.

As companies incorporated under the laws of Cyprus, HeadHunter Group PLC and Headhunter FSU Ltd. self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. At the same time, these companies of the Group can be deemed Russian tax residence in prior periods.

The Russian Tax Code provides for extended taxation and related tax obligations for foreign legal entities that carry on commercial activities in the Russian Federation in such a manner that they create either a permanent establishment or a tax residence (in the first case, the foreign legal entity is subject to Russian corporate income tax with regard to income derived from activities conducted through the permanent establishment; in the second case, the Russian corporate income tax applies to the worldwide income of the foreign legal entity; in addition, in both cases, other taxes may apply depending on the circumstances). Although tax residence rules for legal entities as defined in the Russian Tax Code are broadly similar to the respective concepts known in the international context (including those developed by the OECD for tax treaty purposes), they have not yet been sufficiently tested in the Russian administrative and court practice (since they have been in effect from January 1, 2015). The permanent establishment concept has been in effect for a while, but several key elements of this concept (for example, the allocation of income and expenses to the permanent establishment) still lack sufficient application guidelines.

We do not believe that our Cypriot entities will be treated as having a tax residence or a permanent establishment in the Russian Federation in the periods before they self-declared tax residents of Russia. However, we cannot assure you that our Cypriot entities will not be treated by Russian tax authorities as having permanent establishment or Russian tax residence in those periods. If this occurs, additional Russian taxes (as well as related penalties) would be imposed on us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Russian tax residence rules are relatively untested, and our tax residence status may be challenged.

HeadHunter Group PLC and Headhunter FSU Ltd., companies incorporated under the laws of Cyprus, self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. Consequently, these companies are to be treated for Russian corporate income tax purposes in the same manner as other Russian taxpayers, and therefore, they are subject to the Russian corporate income tax on worldwide income and are entitled to all tax exemptions and benefits as provided under the Russian Tax Code, including being entitled (under certain conditions) to a 0% tax rate on dividends received. However, the relevant tax residence rules have not been sufficiently tested, particularly by publicly traded companies that have migrated to the Russian Federation for tax purposes, and it is possible that the self-declared tax residence status may be challenged in the future and, as a result, the 0% tax rate on incoming dividends may be denied.

The mechanics of withholding tax on Russian-sourced income are not precise with respect to foreign companies with self-declared Russian tax residence.

As a Russian taxpayer, we are now governed by the Russian Tax Code, which provides that dividends paid by us that are made up of Russian-sourced income are subject to Russian taxation. We act in the capacity of a tax agent and pay dividends net of the statutory withholding tax rate of 15% pursuant to Russian tax laws, which could be reduced depending on the tax status of each shareholder and pursuant to the double tax treaties concluded by the Russian Federation with other jurisdictions.

Starting from January 1, 2015, the Russian Tax Code explicitly requires that in order to enjoy the benefits under an applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2017, in addition to a tax residence certificate, the Russian Tax Code requires the tax agent to obtain confirmation from the recipient of the income that it is the beneficial owner of the income. Russian tax law provides neither the form of such confirmation nor a list of documents that can demonstrate the beneficial owner status of the recipient with respect to the received income. In recent years, the Russian tax authorities started to challenge structures involving the payments outside of the Russian Federation, and in most cases, Russian courts tend to support the tax authorities’ position. Thus, there can be no assurance that treaty relief at source will be available in practice.

The concept of “beneficial ownership” was introduced into the Russian Tax Code as of January 1, 2015 as a part of the deoffshorization rules. In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as the beneficial owner of income. The result of the denial of beneficial ownership would be the denial of tax treaty benefits (such as the reduced tax on dividends). Although the “beneficial ownership” concept as currently defined in the Russian Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the “beneficial ownership” concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution, and additional taxation may also arise on the grounds of a permanent establishment in the Russian Federation.

The mechanics of the application of Russian withholding tax on dividends by public companies that have migrated to the Russian Federation for tax purposes have not been tested, and there is a risk that we will not be in the position to apply reduced tax rates as applicable to Russian tax resident Holders or the reduced rates available under double tax treaties, therefore we will have to withhold the tax at the generally applicable 15% tax rate. See Item 10. “Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and other distributions (including distributions in kind).”

In addition, the Russian Federation joined the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), with effect from October 1, 2019. However, the application of the MLI with respect to Russian double taxation treaties is anticipated to start no earlier than January 1, 2021, after notification of the completion of required domestic procedures. The implementation of MLI will introduce a variety of measures designed to modify application of covered double tax treaties and reduce opportunities for tax optimization. In particular and amongst others, MLI sets forth additional requirements for the application of reduced tax rates. Currently, it is not clear to what extent each individual double tax treaty to which the Russian Federation is a party would be affected by MLI. These developments may potentially have an adverse impact on the availability of double taxation treaty benefits to investors in securities of Russian companies.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our amended and restated memorandum and articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our amended and restated memorandum and articles of association are different than under the laws of some U.S. state laws. For example, by law, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a period of five years.

In addition, our amended and restated memorandum and articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

•	our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including issuing shares for consideration other than cash and other actions;

•	our shareholders are able to convene an extraordinary general meeting; and

•

if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, such appointment is valid until the next annual general meeting, where the director is eligible for re-election and the shareholders may choose whether to reappoint the director or appoint a new director.

Further, our amended and restated memorandum and articles of association also require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital and buying back shares.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

As a holder of our ADSs, you may not be able to exercise your pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares, including in the form of ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders at a general meeting for a specific period). You may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. As our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of the IPO, any issuances of shares after the five-year period will be subject pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

Because of their significant voting power, our principal shareholders will be able to exert control over us and our significant corporate decisions.

The shares owned by our principal shareholders collectively represented 62.5% of the voting power of our outstanding capital stock as of December 31, 2019. As a result, our principal shareholders have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our ordinary shares, among other things:

•	delaying, deferring or preventing a change in control of our Company;

•	impeding a merger, consolidation, takeover or other business combination involving our Company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, financial condition and operating results if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Our interest expenses may not be tax deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012 that provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will not be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Ownership of our ADSs

As a foreign private issuer and “controlled company” within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. If we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, our board of directors approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

In the event we no longer qualify as a foreign private issuer, we may rely on the “controlled company” exemption under the Nasdaq corporate governance rules. A “controlled company” under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholders control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a controlled company, we are eligible to elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee consist entirely of independent directors, which shall be mandatory for us in the event that we cease to be qualified in such capacity.

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs, and the price of our ADSs may be more volatile.

While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and related auditor attestation requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2020. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2020. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the Nasdaq requirements to have the audit committee appoint our Independent Registered Public Accountants, Nasdaq rules for shareholder meeting quorums and record dates and Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in Cyprus with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We have identified a material weakness in our internal control over financial reporting. The material weakness in our internal control over financial reporting could result in material misstatements in our historical financial reports and, if not remediated, can adversely affect the accuracy and timing of our financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ADSs may be materially and adversely affected.

Prior to our IPO, we were a private company with limited accounting personnel and other relevant resources with which to address our internal controls and procedures. As part of the preparation for our IPO and subsequent to the IPO, we undertook substantial measures to address the effectiveness of our internal control. See Item 15. “Changes in Internal Control over Financial Reporting.” Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of reviewing our financial statements, our management and our Independent Registered Public Accounting Firm identified deficiencies that we concluded represented a material weakness and significant deficiencies in our internal control over financial reporting. SEC guidance defines a “material weakness” as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. SEC guidance defines a “significant deficiency” as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

In relation to our financial reporting as of the year ended December 31, 2018, we identified a material weakness relating to our information systems, whereby our information systems access, the segregation of duties and user access rights within our information systems and change management controls were not operating effectively.

In relation to our financial reporting as of the year ended December 31, 2019, we identified a continuing material weakness relating only to our “1C” accounting system, our accounting system software, whereby the user access rights and change management controls were not operating effectively.

We are committed to taking measures to remediate the material weakness related to our financial reporting by limiting the number of super-users and improving the segregation of duties in the change management process of our “1C” accounting system. There can be no assurance that we have identified all of our material weaknesses or that we will not in the future have additional material weaknesses. If we fail to remediate the material weaknesses or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law, and our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could be materially and adversely affected, our ADSs may be suspended or delisted from Nasdaq and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

If we fail to establish and maintain proper internal controls as required by Section 404(a) of the Sarbanes-Oxley Act, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”) requires our Independent Registered Public Accounting Firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company.

As discussed above in “—We have identified a material weakness in our internal control over financial reporting. The material weakness in our internal control over financial reporting could result in material misstatements in our historical financial reports and, if not remediated, can adversely affect the accuracy and timing of our financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the market price of our ADSs may be materially and adversely affected,” we and our Independent Registered Public Accounting Firm identified certain material weaknesses in connection with our December 31, 2018 and 2019 audits. The continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results or our auditors may be required to issue a qualified audit report, and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to achieve and maintain compliance with the requirements of Section 404(a), we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our Independent Registered Public Accounting Firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

The obligations associated with being a public company will continue to require significant resources and management attention.

As a public company in the United States, we will continue to incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase the demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the continuing need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

For as long as we are an “emerging growth company” under the JOBS Act, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Furthermore, after the date we are no longer an emerging growth company, our Independent Registered Public Accounting Firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of our ADSs.

An active trading market for our ADSs may not be sustained to provide adequate liquidity.

We cannot predict the extent to which investor interest in our Company will lead to an active trading market on Nasdaq that may be sustained to provide adequate liquidity. If an active trading market is not sustained, you may have difficulty selling any ADSs that you purchase, and the value of such ADSs might be materially impaired.

HeadHunter Group PLC is a holding company and depends on its subsidiaries, who are separate legal entities, for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, distributions from our operating subsidiaries are our principal source of cash flow. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future depends on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our material subsidiary generates profits and declares dividends in rubles and any dividends paid to holders of our ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the ruble against the U.S. dollar and other currencies may materially and adversely affect the dividend amounts received by holders of our ADSs. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Anti-takeover provisions in our organizational documents and Cyprus law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our ADSs and prevent attempts by our shareholders to replace or remove our current management.

As we are incorporated in Cyprus, we are subject to Cypriot law. Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate.

Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cyprus law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our shares, which are controlled by our principal shareholders. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

Neither Cypriot or the broader EU takeover laws apply to us, and the mandatory offer requirements in our amended and restated memorandum and articles of association do not apply to any of our existing shareholders or its affiliates as of the date of the adoption of our amended and restated memorandum and articles of association and do not preclude either of those shareholders from acquiring or re-acquiring, as the case may be, a majority of the voting rights in the Company. Accordingly, our minority shareholders do not benefit in such cases from the same protections to which the minority shareholders of a Cypriot company that is listed on an EU regulated market would be entitled.

As of the date of this Annual Report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares of a Cypriot company, even if such an acquisition confers on such person control, if such company’s shares are not listed on a regulated market in the European Economic Area, unless the acquirer acquires 90% or more of all the shares of a target company or of any class of shares in the target company or acquires sufficient shares to aggregate, together with those which it already holds (in its own name or that of a nominee or held by its subsidiary) 90% or more of the target’s shares. Neither our shares nor our ADSs are listed on a regulated market in the EEA. Consequently, a prospective bidder acquiring either our shares or ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable statutory takeover protection regime.

Our amended and restated memorandum and articles of association contain a mandatory tender offer provision that requires a third party acquiror that acquires, together with parties acting in concert, 30% or 50% or more of the voting rights in our shares, either in the form of shares or ADSs, to make a tender offer to all of our other shareholders and ADS holders at the highest price paid for shares in the Company by that third party (or parties acting in concert) in the preceding 12 months. However, the provision does not apply to any of our existing shareholders or their affiliates as of the date of the adoption of our amended and restated memorandum and articles of association, which means such shareholders (including Highworld Investments Limited and ELQ

Investors VIII Limited, and their respective affiliates) can individually or collectively go below 30% or 50% of the voting power, as the case may be, and subsequently acquire more than 30% or 50% of the voting power, as the case may be, without making a tender offer.

Accordingly, the mandatory tender offer provision in our amended and restated memorandum and articles of association does not provide a minority shareholder with a right to dispose of its shares in a number of scenarios in which a shareholder, together with parties acting in concert if applicable, may acquire control over us. As a result, holders of our ADSs may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of our ADSs or, as the case may be, shares at the relevant time.

The price of our ADSs might fluctuate significantly.

The trading price of our ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	sale of our ADSs by us, our principal shareholders or members of our management;

•	general economic conditions;

•	changes in interest rates; and

•	availability of capital.

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Future sales of our ADSs, or the perception in the public markets that these sales may occur, may depress our stock price.

We have 50,000,000 ordinary shares outstanding. If a substantial number of these ordinary shares (or ADSs representing these ordinary shares) were sold in the public market, or the market perceives that such sales may occur, the market price of our ADSs could be adversely affected.

We have entered into a registration rights agreement pursuant to which we have agreed, under certain circumstances, to file a registration statement to register the ordinary shares, ADSs and any securities convertible or exchangeable into our ordinary shares or our ADSs held by certain principal shareholders, as well as to cooperate in certain public offerings of such registrable securities. If our principal shareholders sell, or indicate an intent to sell, substantial amounts of ordinary shares or ADSs in the future, the market price of our ADSs could decline. In addition, such secondary sales may impair our ability to raise capital through the sale of additional equity securities.

All of our ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted and/or control securities under the Securities Act. The ordinary shares held by our affiliates may also be publicly sold in accordance with the requirements of Rule 144 under the Securities Act, including the volume and manner of sale requirements of that rule, or otherwise in compliance with the Securities Act.

We previously filed a registration statement on Form S-8 under the Securities Act to register ordinary shares subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Sales of a substantial number of ordinary shares (or ADSs representing such ordinary shares) issued under these plans in the public market could have an adverse effect on the market price of our ADSs.

In the future, we may also issue our securities if, for example, we need to raise capital to support our growth strategy or in connection with an acquisition. The amount of ADSs issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding ADSs, and sales of such ordinary shares or ADSs by us could cause the market price of our ADSs to decline.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of our Company, the trading price for our ADSs could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, the price of our ADSs will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of our ADSs could decrease, which could cause the price of our ADSs or trading volume to decline.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date a notice stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each registered holder of ADRs on the record date set by the depositary will, subject to any applicable provisions of the laws of the Republic of Cyprus and our articles of association, be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs evidenced by such registered holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us.

If you qualify, you may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold prior to our and the depositary’s voting record date(s), which may be different. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on the ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it receives on our ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or ordinary shares. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this Annual Report outside the United States, or to assert U.S. securities law claims outside of the United States.

All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the courts of the Russian Federation would recognize and enforce judgments of U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in Russian courts against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in the ADSs subject to U.S. federal income tax.

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” as defined in the Internal Revenue Code of 1986 (a “PFIC”). If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information, E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADS (or ordinary shares represented by the ADSs), the U.S. Holder may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs (or such ordinary shares), or upon the receipt of distributions in respect of the ADSs (or such ordinary shares). Based on the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs.

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated in Cyprus on May 28, 2014 under the Cyprus Companies Law, Cap. 113 as Zemenik Trading Limited, and our registered office is located at 42 Dositheou Street, Strovolos, Nicosia, Cyprus. On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company’s legal name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form. Our commercial name is HeadHunter. In June 2019, we changed the place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. See Item 10. “Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and Distributions.”

The principal executive office of our key operating subsidiary, Headhunter LLC, is located at 9/10 Godovikova Street, Moscow, 129085 Russia. The telephone number at this address is +7 495 974-6427. The SEC maintains an internet site that contains reports and other information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is www.hh.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only.

Our agent for service of process in the United States is Cogency Global Inc., and its address is 10 E. 40th Street, 10th Floor, New York, New York 10016.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2019 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 93% of which was free for us as of December 2019, according to our internal data, and we were the fifth most visited job and employment website globally as of January 1, 2020, according to the latest available data from SimilarWeb. Our CV database contained 26.4 million, 36.2 million and 41.8 million total CVs as of December 31, 2017, 2018 and 2019, respectively, and our platform hosted a daily average of approximately 398,000, 559,000 and 588,000 job postings in the years ended December 31, 2017, 2018 and 2019, respectively. For the years ended December 31, 2017, 2018 and 2019, our platform averaged 17.5 million, 20.0 million and 21.5 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

The quality and quantity of CVs in our database attract an increasing number of customers, which leads to more job seekers turning to us as their primary recruitment and related services provider, creating a powerful network effect that has allowed us to continuously solidify our market leadership and increase the gap between us and our competitors.

Our portfolio of recruitment-centric VAS is designed to improve the customer experience, increase the effectiveness of the recruitment process for our customer base and enable us to penetrate each link of the recruitment value chain beginning with sourcing, to engaging, pre-selecting, interviewing and then onboarding the selected candidates. We are working to further integrate our VAS features into our core products in order to enhance efficiency throughout the overall recruitment process, which we believe will increase the value proposition of our services and improve retention rates and average revenue per customer.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 190,000, 253,000 and 322,000 paying customers on our platform for the years ended December 31, 2017, 2018 and 2019, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is the highest among white and blue collar candidates as compared to other Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications had been downloaded 22.2 million times cumulatively as of December 31, 2019, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by AI and machine learning algorithms.

Our total revenue was ~~P~~4,733 million, ~~P~~6,118 million, and ~~P~~7,789 million for the years ended December 31, 2017, 2018 and 2019, respectively. During the same periods, our net income was ~~P~~463 million, ~~P~~1,033 million, and ~~P~~1,581 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Our Market Opportunity

We believe the online recruitment market has significant growth potential in Russia and the CIS region, driven by intensifying competition for human capital, the ongoing shift of jobs marketing spend online and increasing maturity of the HR functions in Russia. The Russian labor market is characterized by a shrinking labor force, high turnover of employees and growth of salaries exceeding consumer price inflation and real GDP growth, leading to strong competition for highly skilled and talented employees. High internet penetration and ubiquitous usage of internet by businesses and consumers is creating a favorable backdrop for the rapid shift of recruitment services and spending on jobs advertising to online platforms from offline media.

As the leading online recruitment platform in Russia and the CIS region with significant market share, a well-recognized brand, the largest CV database and the most comprehensive portfolio of additional services, we believe we are well positioned to benefit from the growing online recruitment market.

Our Services

We provide both job seekers and employers with a broad range of recruitment related services. Our services include access to our CV database and job postings, as well as additional recruitment-centric VAS.

We derive revenue primarily from providing access to our CV database and posting job advertisements on our platform. Access to our CV database is a subscription-based service with the duration of the subscription ranging from seven days to one year. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription. Our job posting service allows customers to purchase one job posting or a package of multiple job postings and use them when needed to post or refresh job advertisements on our website. Customers may also choose to buy bundled subscriptions, which include access to our CV database and the ability to post job advertisements over the period of subscription.

Job seekers can search job postings and upload their CVs to our database to apply for posted vacancies. The majority of the services we provide to job seekers are free, but we also offer job seekers various fee-based career and promotional services.

The following table provides a breakdown of our revenue by product type:

	For the year ended December 31,
(in thousands of RUB)	2017	2018	2019
Bundled Subscriptions	1,552,620	1,946,379	2,223,951
Job Postings	1,639,490	2,227,926	3,112,188
CV Database Access	1,083,924	1,401,538	1,761,728
Other VAS	456,505	541,930	690,874

Total	4,732,539	6,117,773	7,788,741

CV Database Access

Our highly predictable, recurring subscription-based CV database accounts for 22.6% of our total revenue in the year ended December 31, 2019. Job seekers submit their CVs to be uploaded to our database, and employers pay a subscription fee to access and search our CV database for a period of time. Customers can specify a particular segment of our CV database to search, such as by industry or geographical region. As of December 31, 2018, our CV database contained a total of more than 36.2 million CVs, 11.5 million of which were uploaded by job seekers in the Moscow region and 3.9 million by job seekers in the St. Petersburg region. As of December 31, 2019, our CV database grew to a total of more than 41.8 million CVs, 12.8 million of which were uploaded by job seekers in the Moscow region and 4.4 million by job seekers in the St. Petersburg region. The CVs in our database also represent job seekers in a variety of industries. As of December 31, 2019, approximately 69% of our CV database was comprised of white collar job seekers and 31% of blue collar job seekers. The following table provides a breakdown of the number of visible CVs in our database from each Russian Federal District as of January 1, 2020.

Russian Federal Districts	Number of Visible CVs as of January 1, 2020	Year on year increase
	(thousands)	(%)
North West	3,843	13%
Central	11,322	12%
Volga	4,795	14%
Ural	1,675	21%
South	2,477	15%
North-Caucasus	430	20%
Siberian	2,421	18%
Far East	649	20%

Our CV database contains, on average, approximately 1.3 CVs per registered account as of December 31, 2019. In addition, for every CV that was posted to our database, 59% of total visible CVs (excluding CVs acquired from Job.ru) were used to apply to a job posting at least once over the last two years, and 74% of total visible CVs (excluding CVs acquired from Job.ru) have either applied at least once for a job posting or edited a CV in the last two years as of December 31, 2019, which we believe is one of the highest conversion rates in our industry.

We evaluate and approve the CVs submitted to our database before they are uploaded to ensure our customers are viewing complete and high quality CVs. We are continuing to develop and improve our AI system to streamline this approval process, and on average for the year ended December 31, 2019, approximately 70% of CVs submitted to our database were approved for publication by our AI and heuristic systems without the need for further human moderation. Our AI system also collects data from uploaded CVs to improve search results, suggest relevant applicants to our customers and improve overall functionality of our CV database. See “—Technology and Intellectual Property—Artificial Intelligence.”

Job Postings

In addition to searching our CV database, customers can post their job advertisements for up to 30 days on our platform for a one-off fee, depending on the volume of postings. Job seekers can browse our platform and apply for the positions they select. For the year ended December 31, 2019, our platform contained a daily average of approximately 588,000 job postings, approximately 198,000 of which were for positions in the Moscow and St. Petersburg regions, approximately 337,000 of which were for positions in other regions of Russia and approximately 53,000 of which were for positions in Belarus, Kazakhstan and the other countries in which we operate, except for Ukraine.

The job postings on our platform also represent positions across a broad range of industries.

Bundled Subscriptions

Our highly predictable, recurring bundled subscriptions accounted for 28.6% of our total revenue in the year ended December 31, 2019. We provide access to our CV database and allow customers to display job advertisements on our website on a subscription basis, with the duration of the subscription ranging from one day to one year. The number of job postings included in our bundled subscriptions is capped by a contractually stated limit, which became effective on September 1, 2015. Our bundled subscriptions offer value to our customers who choose to purchase more than one of our services. For example, a customer may purchase a subscription to access our CV database for one month with a specified number of job postings over that same period included in a contract for a flat fee.

Human Resource Value Added Services

In addition to our primary online recruitment services, we offer customers additional VAS that are aimed at enhancing effectiveness and increasing efficiency throughout the recruitment process. Our product portfolio is constantly evolving, allowing us to meet the developing needs of our customer base. Currently, we offer employers an ATS, benchmarking tools, such as online labor market and salary analytics and employer branding consulting, as well as recruitment process automation tools.

Beginning with our internally developed ATS platform, Talantix, we aim to complement our core products with VAS covering all recruitment related functions performed by our customers. We aim to be a “one-stop shop” solution for recruitment professionals by actively developing products and services for candidate sourcing, pre-selection, screening, interviewing and onboarding. We are also experimenting with alternative business models and recruitment products to address niche demands of our customers who may begin using only some of our core services, in order to keep them in our recruitment ecosystem.

Our VAS portfolio is built around three key areas:

•

Recruitment process management. We developed Talantix as a SaaS-based ATS designed to automate the talent acquisition function and improve process management. We expect that Talantix will cover all of the principal day to day recruitment needs of small to medium enterprises. In order to address the need for process automation and to streamline our customers’ routine work, in 2017, we introduced our “Virtual Recruiter” product, which is aimed predominantly at mass recruitment vacancies, or positions with limited qualifications that are mainly in the retail segment and are characterized by high employee turnover. Virtual Recruiter uses our sourcing capabilities (both on and outside of our platform) and chat-bot technologies to help customers automatically attract a wide range of potential suitable candidates from various sources, run the pre-screening and scoring process, schedule interviews and more, all without any human involvement from the customer’s side. We aim to continue developing this product and fully integrate it into our ATS solutions.

•

Penetration into HR budgets. Our product development strategy is aimed at providing a fully integrated platform that provides employers with a “one-stop shop” solution for each step of the recruitment process. We provide our customers with branding and advertising tools and tailor-made HR consulting services in order to promote their brand and improve flow of relevant candidates. We offer auxiliary products such as an online salary comparison tool that helps our customers benchmark salaries offered in various industries of the local market. Based on extensive data, our HR analytics tools assist our customers in monitoring and analyzing the job market and CVs and help make informed, timely decisions.

•

Alternative business models. We also provide various alternative solutions for employers and professional recruiters, such as an aggregator that allows employers to find freelance HR specialists who can assist with short-term or one-time assignments. Our Virtual Recruiter product uses a pay for performance pricing model that is particularly appealing to customers that are seeking to fill time sensitive, highly frequent vacancies, such as mass recruitment. We are also testing the scale of our ClickMe tool, which operates on a CPC model and allows our customers to reach a wider audience and increase their traffic by advertising on third party sites. We believe our ClickMe tool provides us with an advantage over our competitors due to our earlier adoption of a CPC model in Russia, and its development helps mitigate the risk and reduce costs in the event that our competitors switch to a CPC or cost-per-action model. Our ClickMe tool model can also be used for our other recruitment services, such as our Virtual Recruiter tool, as it allows our customers to effectively source candidates outside our traditional platform, eliminating the need for alternative channels.

We offer job seekers various fee-based career and promotional services, including CV search push-up, CV constructor and career advisory services.

On May 6, 2019, we acquired a 25.01% stake in a rapidly developing HR technology company, LLC Skilaz (“Skillaz”), which automates routine recruiting processes by implementing complex built-to-suit integration projects. Skillaz’s product offering complements Talantix as it targets larger, high-end market customers who have a sophisticated recruitment function. We also entered into option contracts to purchase an additional 40.01% ownership interest in Skillaz, which are exercisable through the period from June 1, 2020 until June 30, 2021 and subject to certain option exercise procedures. These options will be exercised if we decide that this product gains traction with our customers and fits with our long-term strategy.

Our Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ~~P~~2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ~~P~~2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

On rare occasions when information from the Spark-Interfax database is not available, we define Key Accounts as customers who have subscribed to our CV database for 180 or more consecutive days at any point since their initial registration.

Information from the Spark-Interfax database may change from time to time as companies file their new financial and other reports every year. As a result, a customer may be included in a different customer group in a subsequent accounting period.

We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies that are looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” We served approximately 190,000, 253,000 and 322,000 paying customers in the years ended December 31, 2017, 2018 and 2019, respectively.

We operate in all regions of Russia, and in terms of revenue contribution, the majority of our customers are primarily located in the Moscow and St. Petersburg regions. However, the share of customers from other regions continues to grow. We believe this regional expansion provides a substantial growth opportunity due to the growing numbers of emerging businesses, increasing internet penetration and online recruitment services adoption throughout Russia.

The following tables provide a breakdown of our customer base by percentage of revenue and by region:

	As of December 31,
	2017	2018	2019
Russia
Key Accounts	39.7%	36.7%	34.0%
Small and Medium Accounts	47.9%	52.1%	53.8%
Other customers	4.5%	4.4%	4.8%
Other segments (all accounts)	7.9%	6.8%	7.4%

Total	100%	100%	100%

(for the year ended December 31, 2019)	Key Accounts	Small and Medium Accounts
Moscow and St. Petersburg region	25.4%	33.1%
Other regions of Russia	8.5%	20.7%

Total	34.0%	53.8%

In the years ended December 31, 2017, 2018 and 2019, we had 9,482, 10,736 and 11,125 Key Accounts customers in Russia, respectively. In the same periods, we had 158,993, 222,843 and 285,300 Small and Medium Account customers in Russia, respectively. We maintain long-term relationships with our customers, particularly our Key Accounts customers.

We have a highly diversified customer base, particularly in Russia. Our top 10 customers represented 1.5% of our total revenue for the year ended December 31, 2019. Our customers also represent a broad range of industries, including retail, IT, construction and finance, resulting in balanced exposure to the economies of the Russian markets in which we operate.

We use ARPC to track the average revenue we receive per customer during a specified period. ARPC is calculated by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. We calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts purchase higher usage of our services and typically purchase longer subscriptions. Small and Medium Accounts purchase less usage of our services or purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore, lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore, higher priced services, resulting in a higher ARPC. The following tables provide a breakdown of our ARPC by customer size:

	For the years ended December 31,
Russia (in RUB)	2017	2018	2019
Key Accounts	198,340	208,973	237,897
Small and Medium Accounts	14,249	14,302	14,700

Competition

We are the largest player in the Russian online recruitment market and offer the most comprehensive package of HR and recruiting services, supported by the largest CV database, a well-recognized brand and a growing base of job postings, as well as by our ability to attract new customers and retain existing ones. We believe that our scale and position in the Russian online recruitment market provide a competitive edge over other market participants and help us successfully sustain and compete for additional market share.

The Russian online recruitment market is characterized by a dynamic competitive landscape and ongoing technological evolution. We face competition mainly from Russian online job portals, online classifieds platforms with presence in the jobs vertical and offline media. Our key competitors include Russian online recruitment services providers such as SuperJob.ru, Zarplata.ru and Rabota.ru, who also offer access to CV databases and job posting services. As part of its broader strategy of expanding its ecosystem, Sberbank, Russia’s largest commercial bank, acquired Rabota.ru in 2019. Sberbank announced plans to radically rebuild Rabota.ru’s dated tech platform, revitalize its brand and, capitalizing on Sberbank’s financial network, turn Rabota.ru into a sizable market participant. In addition, we face competition from the large Russian general classifieds company Avito, which is focused on blue collar job seekers and small businesses, monetizing primarily through a fee-per-job posting model. Our former shareholder, Mail.Ru, runs its classifieds business under the “Youla” brand and in 2018, launched a job aggregation model under this brand, and later in the summer of 2018, allowed employers to post job vacancies directly on its site for free, and it is uncertain how this could affect the overall competitive climate. In 2019, Mail.Ru acquired the mobile-first, geo-based recruitment service Worki, which focuses on the blue collar segment, and is exploring the various synergies that Worki may have with Mail.Ru’s other internet-based projects, such as Youla and its social network, VKontakte. Yandex, another well-established internet player in Russia, is currently present in the recruitment market via an aggregator platform and might decide to expand its presence in the jobs’ market by directly targeting some or all of our customers. In 2019, Yandex opened Yandex.Talents, a recruitment chat bot that automates communication with candidates and runs basic pre-screening by processing candidates’ written answers against predetermined questions. Several new specialized HR technology companies are bringing new technologies to recruitment functions and could challenge the automation of certain recruitment related functions and have emerged as new players, which could gain a larger presence in the market. In certain geographies and specific segments, we compete mainly with offline media, such as local newspapers with a jobs classifieds section.

Our international competitors include, or may in the future include, global professional networks, such as LinkedIn, job portals and aggregators, such as Indeed, HR technology companies and players who operate adjacent business models, including social networks, such as Facebook, and search engines, such as Google, who recently introduced its enhanced job search user function called “Google for Jobs” in Russia. The competition from international players is currently limited, given that Russia is perceived as a market with strong domestic internet players, as well as Russia’s regulatory regime, compliance with which entails significant investments and costs, such as the requirement to store personal data of Russian citizens within Russia as prescribed by the Law on Personal Data. See “—Regulation.” Notably, access to LinkedIn’s resources in Russia was blocked by the Roskomnadzor in November 2016 as a result of LinkedIn’s failure to comply with this regulation. We believe we are advantageously positioned against our indirect competitors, such as social networks and search engines.

Because our CV database, traffic to our website and the range of additional services for employers exceed those of our competitors, we view premium pricing of our services to be justified and sustainable. We have historically been able to retain our customers and attract new ones while periodically increasing the prices for our services.

The main monetization model adopted in the Russian online recruitment market is either providing paid access to a CV database, charging a fee per job posting or a combination thereof. Should some international players, such as Indeed, expand their operations in Russia and propose to the market an alternative monetization model adopted elsewhere, such as CPC, we might be forced to change our business model accordingly. However, we believe that with successful introduction of our ClickMe product, which operates on the CPC model, we believe we are well positioned and prepared for such challenges.

The competition in HCM services is largely fragmented and differs across various types of services. Currently, key competitors in broader HCM space are large international, such as Oracle and SAP, and local, such as 1C and IBS, IT service providers, while future competition may arise from growing HR technology start-up companies, as well as new developing business and monetization models, such as recruiting chat bots or advertising agencies, providing recruiting services on cost-per-acquisition basis.

Sales and Marketing

Our sales and marketing efforts are focused on increasing job seeker traffic, promoting our brand name and further establishing our reputation as the leading recruitment platform in Russia. We employ a diverse mix of marketing and communications channels to attract and retain customers, and we are not dependent on any single marketing channel. For the year ended December 31, 2019, we acquired approximately 78% of customers that were new to our platform by using free marketing channels, according to our internal data. In the year ended December 31, 2015, our marketing expenses were ~~P~~222 million, or 7.2% of our total revenue, and in 2016, we decided to increase our investment in marketing to continue to grow our brand awareness and further solidify our industry leadership. In the years ended December 31, 2017, 2018 and 2019, our advertising spend was ~~P~~693 million, ~~P~~940 million and ~~P~~1,047 million, or 14.6%, 15.4% and 13.4% of our total revenue, respectively, with roughly one-third spent on digital advertising (including search engines and social media), one-third on TV advertising and one-third on other marketing channels (including outdoor and other offline advertisements). We also use different advertising channels to target our regional markets, which we adapt to each region’s evolving needs, such as using offline advertising in one region versus digital marketing in another.

According to our internal data and Google Analytics as of December 2019, 93% of our website traffic came from free marketing sources, such as a user typing our name into a search engine, organically typing our name into a browser that takes a user directly to our website, by email distributions to our registered users or through referrals, where a current user refers a new user to our website. Only 7% of our website traffic came from paid advertising, such as CPC or meta search, during the same period, and our TV advertising campaigns promote awareness and help generate more traffic through free marketing sources.

We believe brand recognition is important to our ability to attract new job seekers. Since our inception in 2000, we have developed the most recognized brands in the online recruitment services market in Russia, according to a study conducted by Socis MR Rus in Russia on September 30, 2019. This study also showed that approximately 55% of all respondents, 64% of all white collar respondents and 42% of blue collar respondents named our brand as the “top of mind” recruitment services platform, and 85% of all respondents, 89% of all white collar respondents and 81% of blue collar respondents identified our brand through aided recall. We also established the HR Brand Award, an award given for employer branding in Russia and the CIS region, and we regularly invite world-renowned speakers and experts to take part in our events and webinars dedicated to developing the HR field.

Job seekers

We target job seekers primarily through digital marketing and offline advertising, and the effectiveness of our marketing campaigns has been demonstrated by the increase in the incoming traffic from our target group. In addition, in 2016, we began a nationwide TV marketing campaign, which has allowed us to reach a wider audience, especially the blue collar segment, at a considerably lower cost than through the use of digital marketing. We focus our advertising efforts on attracting job seekers, which, in turn, attracts more paying customers to our platform.

Small and Medium Accounts

Small and Medium Accounts represent a large market opportunity for us, and we continuously focus on increasing our brand awareness with these customers. Our various marketing campaigns, such as telemarketing and search engine advertising, are targeted at these customers, promoting our reputation, increasing our brand awareness and educating our audience about the existence of online recruiting. In addition, our job seeker TV marketing campaigns also have proven to attract more Small and Medium Accounts customers directly. We also have 86 sales professionals who are dedicated to selling services to Small and Medium Accounts.

Key Accounts

We maintain close contact with our Key Accounts customers through our participation in industry conferences and events and by providing various educational services, such as HR webinars and online education, which help Key Accounts customers use our products more effectively. In addition, 113 members of our sales team representatives cater to the needs of our Key Accounts customers on a daily basis. With our established customers, we promote our portfolio of HCM services to increase customer engagement and customer retention, which continue to be the driving forces behind our growth.

We extensively test and measure the effectiveness of our marketing strategies by both customer type and region and adjust our spending accordingly. We also monitor the marketing activity of our competitors, including by market segment and customer type, to effectively adjust our marketing mix. We collect and analyze vast amounts of data to assess our performance and ensure efficient spending, and our marketing strategy is constantly evolving to address the developing needs of our market.

Sales function

We believe that our sales function represents a significant competitive advantage and differentiating factor that sets us apart from our competitors, and our sales force is comprised of highly skilled, versatile professionals who have strong regional presences combined with our well-developed sales and support processes through our customer relationship management (“CRM”) platform and other predictive analysis tools.

As at December 31, 2019, we had a total of 199 employees on our sales force, 159 of which are in Russia and 40 of which are in other countries. Our sales force consists of 185 sales specialists and 14 sales supervisors. The following table demonstrates our number of sales employees broken down by region:

Geography	As at December 31, 2019
Russia	159
Kazakhstan	27
Belarus	13
Azerbaijan	—

Total	199

Our sales force interacts with customers at every point of contact on our platform, from registration and initial product introduction to recurring service use. A new customer first interacts with our registration group, which consists of 29 people based in Yaroslavl who are responsible for client verification and fraud prevention. The registration group inputs key data and ensures an accurate and smooth onboarding process. Then, our telesales team, which consists of 57 people based in Yaroslavl, takes over, and the customer is assigned to a sales manager depending on its region of operations. Next, the customer is moved to the customer development team, who assigns the customer to the Small and Medium Accounts team, or to the Key Accounts coverage teams. These specialized sales teams cater to the specific type of customer, depending on their needs. The Key Accounts group consists of 24 people based in Moscow, 10 people based in St. Petersburg and 39 people in 9 other regional offices, which maintain personalized interactions. Our Key Accounts group provides high quality, individualized service to each customer. We also have a separate team of sales account managers who proactively work to acquire new corporate customers. Our revenue per sales account manager for Key Accounts grew from ~~P~~30.7 million for the year ended December 31, 2018 to ~~P~~36.3 million for the year ended December 31, 2019. Additionally, our CRM notification system powered by predictive analytics tools analyzes customer activity on our platform in real time and, based on predictive analytics, suggest relevant actions to our sales force, further enhancing our ability to proactively provide efficient, personalized service to each customer.

Our Platform

Our users access our platform through desktop sites, mobile sites and mobile applications. Our back-end technology, built on a Java base and PostgreSQL database, is consistently used in all front-end interfaces, to promote the logical consistency and relevance of data. For the desktop version of our site, we use standard web technologies and an adaptive layout to work on mobile and tablet devices in addition to mobile applications and our mobile site. Our customers predominantly use our desktop platform where they can access full employer functionality, but both job seekers and employers are increasingly turning to mobile devices to access our platform. In terms of unique monthly average users, for the years ended December 31, 2018 and 2019, 64% and 73%, respectively, of our traffic came from mobile devices.

Our mobile platform expands our footprint and complements our desktop platform. Some of our Key Accounts customers have the ability to interact with our services through paid access to our API interface, which allows employers, for example, to create job postings and process applications. Our platform is available through a mobile version of our website, which was initially launched in 2012, and via iOS, Android and Windows Phone applications. Initially outsourced, we moved the development of our applications in-house in 2013, in order to better control the quality of our apps and respond to evolving customer needs. In line with the larger global trend, our mobile traffic is growing, with 57%, 64% and 73% of our traffic coming from mobile sources for the years ended December 31, 2017, 2018 and 2019, respectively.

Our iOS and Android applications are also becoming increasingly popular, with the number of cumulative downloads since launch of our job seeker applications in the table below.

(in thousands)	For the year ended December 31,
	2017	2018	2019
Cumulative iOS downloads	3,328	5,047	6,691
Cumulative Android downloads	5,561	10,298	15,535

Total	8,890	15,345	22,226

Our mobile applications are designed to respond to the developing needs of our users, and we have separate versions designed for job seekers and employers. Our job seeker applications are fully functional and support all activity from registration to interaction between the job seeker and employer. Most employers primarily work with our desktop platform while using our mobile platform as a second, complementary screen. Job seekers account for the majority of our mobile traffic.

Our application is ranked among the top applications on app store-generated lists for business-related free applications in both the iOS and Android application stores in Russia. Job seekers using our mobile applications typically return more frequently than those accessing our platform via desktop sites, and for the twelve week period between October 20, 2019 to January 11, 2020, retention of these users was approximately five times higher than on our desktop site. In addition to receiving updates, job seekers using our applications also receive push notifications based on the data they provided and certain behavioral traits. For example, job seekers may receive notifications about newly posted vacancies that may be of interest to them based on their previous search patterns. These personalized messages assist in increasing our job seeker retention rate. As of December 31, 2019, 71% of registered job seekers used our mobile platform only (including both mobile website and applications), while 17% used the desktop only. The share of registered job seekers only using our mobile applications increased from 19% in January 2017 to 41% in December 2019. We continuously enhance job seeker experience on our mobile platform in order to improve conversions of mobile traffic into applications from job seekers.

Technology and Intellectual Property

We design, test and update our website and develop our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our product portfolio and enter new market segments, without compromising quality or customer continuity. Our site experienced 99.94% average uptime for the year ended December 31, 2019. We also use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

As of December 31, 2019, our services were supported and enhanced by a team of over 150 experienced and dedicated product development and system administration employees with in-depth knowledge of information technologies and online recruitment. We have a team of dedicated developers, which we have grown from 104 to 134 to 151, as of December 31, 2017, 2018 and 2019 respectively. We also provide ongoing education to our product development team to ensure that our team is up to date on new technologies and advances in our markets. Our development team is responsible for product innovation, testing, user experience improvements, search engine optimization and online advertising. The number and the quality of new technology releases from our development team is constantly rising, with the number of technological bugs per release consistently declining. For example, we had 0.53 bugs per release in December 2017, which we decreased to 0.48 bugs per release in December 2019. We have been able to develop innovative and effective products and services to meet the evolving needs of our customers, and we plan to continue to strengthen our development function.

Artificial Intelligence

Our AI uses machine-learning algorithms to analyze the data provided by our users as well as user behavior to offer job seekers and employers better functionality and enhanced service levels. For example, our Machine Learning Recommendation System provides job seekers with suggested relevant vacancies while offering employers recommendations based on their previous activity on the website. These recommendations are provided to users via email or directly on the homepage while browsing, allowing them to more efficiently utilize our services. Our Machine Learning Ranking System uses a variety of criteria to rank applicants for a job vacancy and provides employers with an ordered list of relevant suggestions. Our Search System uses data collected from CVs and job postings to improve search results. Using hundreds of criteria, our Search System sorts search results based on the probability of application. Recently, we were granted a patent for our Machine Learning Candidate Recommendation System, and we aim to seek patent protection for all of the components of our Machine Learning Systems.

Our AI system also efficiently assists with our CV moderation process. We evaluate and approve each CV submitted to our database to ensure quality, and for the year ended December 31, 2019, all of the CVs submitted to our database were screened by our AI and heuristics system, with on average approximately 70% of CVs receiving approval from our AI to be posted on our database without the need for further human action.

AI improves the conversion of users to registered users, the conversion of registered users to those who upload their CV to our database, as well as the conversion of users in our CV database to submit applications for a posted vacancy. Our AI improves the functionality and effectiveness of our products, driving our revenue while providing our customers with high quality service. During 2019, our AI systems on average facilitated approximately 130,000 relevant vacancy applications and views of employers contact details daily, which increased by 73% compared to 2017. Our development team focuses on improving our AI Smart Matching Systems.

User interface and user experience

We developed our platform to provide users with a simple and clear interface, and we are constantly optimizing our interface to improve the user experience at each stage. We have a bespoke customized interface for different groups of customers (anonymous users, applicants, paying customers and prospective customers). We streamline our platform by providing simplified CV forms, click-on fields for data input rather than empty fields, reducing the number of required fields in forms and customizing our interface for different users. Our simple but smart interface improves our conversion of users to registered users and of registered users to those who upload a CV, and these conversions increase the attractiveness of our platform to customers. In 2019, we modified the first time user experience for our mobile apps and adopted a simpler, more intuitive approach to interactions in order to fully optimize user engagement and encourage conversions. We are developing a sequenced “call-to-action” approach in our mobile apps that will drive users through a funnel to the desired action.

Our technology infrastructure

We host our platform at two data centers in Moscow, and we have two backup servers located at these data centers and one backup server located at our offices in Moscow. We also have one backup storage facility at the headquarters of our key operating subsidiary in Moscow. We have designed our websites, applications and infrastructure to be able to support high traffic volume. Our average uptime exceeds 99% since 2017, with an average uptime of 99.92%, 99.92% and 99.94% for the years ended December 31, 2017, 2018 and 2019, respectively. With network bandwidth of 20 gigabits per second, our infrastructure offers significant headroom, well in excess of our current outgoing traffic needs of around 4 gigabits per second. Our platform is also more than capable of handling a peak load, which was estimated to be approximately 6,100 requests per second that our platform was able to handle during one of our busiest traffic periods in October 2019. Further, we continuously monitor and stress test our traffic and storage capacities through conducting heavy stress tests of 8,700 requests per second, and we maintain a predictable load limit of approximately 12,400 requests per second. We conduct these tests and monitor our infrastructure capabilities in order to continue constantly grow and upgrade our platform. Since 2003, we have processed cumulatively over 1 billion job applications, and we currently process about 1 million applications per day.

Our intellectual property

We own our domain names and trademarks relating to the design and content of our website, including our brand name and various logos and slogans. As of February 2020, we held 107 registered trademarks in Russia,

Cyprus, Belarus, Kazakhstan and other countries in which we operate, including Uzbekistan, Georgia, Azerbaijan and Kyrgyzstan, including our name and certain marks associated with each project. We also held 2 database certificates and 1 utility patent, all registered in Russia.

Security and Data Protection

We have built a multi-level system to protect our data, as it is the backbone of our business. We protect data by a combination of processing procedures and technology tools. Only a limited number of technical specialists are granted access to our data servers, and they handle our data using encrypted data transmission channels, which are accessible only with a key. Most of our developers do not have a direct access to our production servers, and we use a separate security system to monitor employee activity and data leakage.

We protect our server infrastructure from external hacker attempts by locating the servers within an internal network that is isolated from the internet and protected by two firewalls. The system of user authentication on the site includes monitoring of suspicious activity and protection from brute force attacks. Passwords for user authentication are stored by a special adaptive cryptographic function, which prevents them from being used even in the event of data leakage. We also protect the platform against external denial-of-service attacks with a system that, in the event of an attack, filters suspicious traffic.

In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any irregularities. In 2016, Roskomnadzor carried out one scheduled inspection assessing our compliance with applicable personal data processing laws. Roskomnadzor found certain deficiencies, which we have rectified and did not result in any penalties for us. There have been no unscheduled inspections by Roskomnadzor.

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate data protection and information security and advertising services.

Intellectual Property Regulation

The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain material form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal.

Under Russian law, the registration of copyrighted materials is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property, or Rospatent, but such registration is not customary.

Only trademarks and patents for inventions, utility models and industrial designs require mandatory registration with Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brands are registered as trademarks in Russia, the CIS and several other countries where we operate.

The Civil Code generally provides for the legal protection of trademarks registered with Rospatent. In addition, in accordance with the Agreement Concerning the International Registration of Marks (Madrid, 1891) and protocols thereto, Russia protects trademarks registered with the World Intellectual Property Organization if international registration of such trademarks extends to Russia. Upon the registration of a trademark, Rospatent issues a certificate of registration of the trademark, which is valid for 10 years from the date on which the application for registration was filed. This term may be extended for another 10 years an unlimited number of times. The certificate of registration of a trademark is issued with respect to certain classes of goods or services of the International Classification of Goods and Services, which means that the trademark is not protected if it is used for other types of goods or services that are not covered by the certificate of registration. In the absence of registration (i) the entity using the designation may not be able to protect its trademark against unauthorized use by a third party; (ii) if a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark. The transfer of intellectual property rights pursuant to agreements for assignment of rights to a trademark, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirement results in such transfer being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer may trigger civil, administrative or criminal liability.

The Civil Code recognizes a concept of a well-known trademark, i.e. a mark which, as a result of its widespread use, has become well known in association with certain goods among the relevant consumers in Russia.

Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

•

broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

•

an unlimited registration period-unlike the ordinary trademarks (which can be registered for 10 years and renewed for each subsequent 10 years period an unlimited number of times), the well-known trademarks registration generally remains effective for an unlimited period of time.

•

In order to register a mark as a well-known trademark, a person using the mark must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as the results of consumers surveys, documentary evidence of costs incurred for the advertising of the mark, etc.). Rospatent must take a decision on the application within 10 months, but this period may be extended subject to the regulator’s requests for and consideration of additional documents and/or clarifications from the applicant.

The application may be denied in the following circumstances:

•	the applicant has not provided the documents evidencing that the relevant mark has become well known; or

•

the relevant mark has become well known after the priority date of another person’s trademark which is identical or confusingly similar with the relevant mark and which has been registered for the use in respect of similar goods.

The mark is recognized as a well-known trademark from the date of its registration (i.e. its entry into the register of well-known trademarks).

Advertising Regulation

The principal Russian law governing advertising is the Federal Law of the Russian Federation No. 38-FZ “On Advertising” dated March 13, 2006, as amended (the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state or municipal authorities or officials;

•	depiction of smoking and alcohol consumption;

•	advertising of healing properties of a product that is not a registered medicine or medical service; and

•	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

The Advertising Law, as well as the Competition Law, restricts unfair competition in terms of information flow such as: (i) dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation; (ii) misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers; (iii) incorrect comparison of the products manufactured or sold by it with the products manufactured or sold by other entities; (iv) sale of commodities in violation of intellectual property rights, including trademarks and brands; or (v) illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.

The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites based on user activity data, however, it may be encompassed by notion of “telecom” advertising and, therefore, trigger the application of the Advertising Law and its provisions on necessity of consent. The consent should be executed in a form that allows to ascertain the fact that such consent was obtained. In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS. As required by the Advertising Law, the sender of ads is required to receive the recipient’s prior consent before any dissemination by e-mail.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the subject which can help to establish the identity of the subject (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained. The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data. Failure to comply with legislation on personal data may lead to civil, criminal, disciplinary and administrative liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data. According to the Personal Data Law, personal data operators are required to conduct certain types of processing of personal data of Russian citizens (when gathering such personal data) with the use of Russian databases. These types of such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. Recent Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only.

The Yarovaya Law requires arrangers of information distribution by means of internet (the “arranger”) to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications) for a period of one year. As of July 1, 2018, the arrangers are required to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of six months. The term arranger denotes a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an internet user.

The information resources, including websites, where unlawful processing of personal data is taking place (including in violation of the localization requirement) can be blocked, and a special register (Register of Infringers of Rights of the Personal Data Subjects) has been established to record information on the unlawful processing of personal data.

In addition, the Sovereign Internet Law provides certain requirements for the arrangers of information distribution by means of internet (that are defined at the Sovereign Internet Law as those offering or assisting in the offering of communications services via the internet and that include, for example, applications or website which allow users to communicate with each other or publish posts) (the “Internet Arranger”). In particular, the Internet Arrangers are required to take part in practical trainings arranged by the Russian authorities and to provide the necessary assistance to the Russian investigative authorities. The Sovereign Internet Law does not determine the Internet Arranger clearly, and the Russian authorities should adopt a significant amount of implementing legislation, part of which has yet to be developed.

Antimonopoly Regulation

The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of for market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the

FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. In December 2019, the FAS determined that our subsidiary, Headhunter LLC, together with our competitors SuperJob and RDV-Soft, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that Headhunter LLC’s actions prohibit the use of third-party software that led to the restriction of competition on adjacent product markets (app stores). See also Item 3. Key Information “Risk Factors—Risks Relating to the Russian Federation and Other Markets in which We Operate—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.”

The Competition Law expressly provides for its extraterritorial application to transactions and actions which are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies which meet certain financial thresholds. Certain specific rules and thresholds are provided by the Competition Law in relation to pre-approval by the FAS of acquisitions of financial services providers, which, under the Competition Law, include credit institutions, but do not include payment agents. Different thresholds apply to transactions with other financial entities as targets.

Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil and administrative liability for the violation of antimonopoly legislation. It also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation.

C. Organizational Structure

Please refer to Note 26 to our consolidated financial statements included elsewhere in this Annual Report for a listing of the company’s significant subsidiaries, including name, country of incorporation and proportion of ownership interest.

D. Property, Plant and Equipment

The principal executive office of our key operating subsidiary is located at 9/10 Godovikova Street, Moscow, 129085 Russia. We also lease operating office space in Yaroslavl, Saint Petersburg, Voronezh, Nizhny Novgorod, Krasnodar, Sochi, Kazan, Ekaterinburg, Novosibirsk, Rostov-on-Don and Vladivostok, Russia; Minsk, Belarus and Almaty, Kazakhstan. Our additions to property and equipment and intangible assets in the year ended December 31, 2019 were ~~P~~492 million, primarily due to ~~P~~197 million in office renovation costs during the year ended December 31, 2019, as we redesigned our office in Yaroslavl and part of our office in Moscow. As of December 31, 2019, we are committed to incur additional capital expenditures of ~~P~~9.6 million, dedicated to the renovation of our office premises in 2020, and subsequent to this date, we have signed a contract for ~~P~~65.1 million (excluding VAT) for the renovation of our office premises. We expect to finance this expense with cash generated from operating activities.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3. “Key Information, A. Selected Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the Item 3. “Key Information, D. Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 93% of which was free for us as of December 2019, according to our internal data, and we were the fifth most visited job and employment website globally as of January 1, 2020, according to the latest available data from SimilarWeb. Our CV database contained 26.4 million, 36.2 million and 41.8 total CVs as of December 31, 2017, 2018 and 2019, respectively, and our platform hosted a daily average of approximately 398,000, 559,000 and 588,000 job postings in the years ended December 31, 2017, 2018 and 2019, respectively. For the years ended December 31, 2017, 2018 and 2019, our platform averaged 17.5 million, 20.0 million and 21.5 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 190,000, 253,000 and 322,000 paying customers on our platform for the years ended December 31, 2017, 2018 and 2019, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy.

Our total revenue was ~~P~~4,733 million, ~~P~~6,118 million and ~~P~~7,789 million in the years ended December 31, 2017, 2018 and 2019, respectively. During the same periods, our net income was ~~P~~463 million, ~~P~~1,033 million and ~~P~~1,581 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments are “Russia,” “Belarus,” “Kazakhstan,” “Estonia, Latvia and Lithuania,” “Ukraine” and “Azerbaijan.” We divested the business through which we historically conducted operations in Estonia, Latvia and Lithuania in March 2017 and the business through which we conducted operations in Ukraine in April 2018. As each operating segment, other than Russia, individually comprises less than 10% of revenue, we combine all segments other than Russia into “Other segments” in our financial statements and elsewhere in this Annual Report. In addition, when reviewing our Russia segment, we disaggregate revenue in this segment by customer location (including large cities, Moscow and St. Petersburg, and other regions in Russia) and type of customer account (Key Accounts and Small and Medium Accounts) to review relevant key operating performance measures within each group.

Key Indicators of Operating and Financial Performance

Our management monitors and analyzes certain operating and financial performance indicators. This process ensures timely evaluation of the performance of our business and the effectiveness of our strategies, enabling our management to react promptly to the changing requirements of job seekers and customers and evolving market conditions. We believe that many online businesses monitor similar indicators, however, there are inherent challenges with respect to gathering and assessing the data underlying our performance indicators. See Item 3. “Key Information, D. Risk Factors—Risks Relating to Our Business and Industry—Real or perceived inaccuracies of our internally calculated or third-party sourced user metrics may harm our reputation and adversely affect our business and operating results.”

Key Operating Performance Indicators

We use the following key operating performance indicators to assess the performance of our online recruitment services, from which we generate substantially all of our revenue. These measures include the number of paying customers, the number of job postings on our websites, ARPC, the average number of UMVs to our website, and the number of CVs and visible CVs in our database.

The following table sets forth our key operating performance indicators as of the dates (number of CVs and number of visible CVs) or for the periods indicated (number of paying customers, ARPC, number of job postings and average UMVs):

	As of and for the year ended December 31,
	2017(2)	2018	2019
Number of paying customers
Russia segment
Key Accounts, total	9,482	10,736	11,125
Moscow and St. Petersburg	5,224	5,538	5,368
Other regions of Russia	4,258	5,198	5,757
Small and Medium Accounts, total	158,993	222,843	285,300
Moscow and St. Petersburg	87,666	109,498	123,295
Other regions of Russia	71,327	113,345	162,005
Foreign customers of Russia segment	1,229	1,937	1,253

Russia segment, total	169,704	235,516	297,678
Other segments, total	20,105	17,437	24,715

Total number of paying customers	189,809	252,953	322,393

ARPC (in RUB)(1)
Russia segment
Key Accounts, total	198,340	208,973	237,897
Moscow and St. Petersburg	278,384	306,216	369,217
Other regions of Russia	100,137	105,369	115,451
Small and Medium Accounts, total	14,249	14,302	14,700
Moscow and St. Petersburg	18,721	19,641	20,922
Other regions of Russia	8,751	9,143	9,965
Other segments, total	18,605	23,935	23,345

Job postings (in thousands)	398	559	588
Average UMVs (in millions)	17.5	20.0	21.9
Number of CVs (in millions)	26.4	36.2	41.8
Number of visible CVs (in millions)	19.1	27.2	31.4

(1)	ARPC is calculated by dividing revenue by the number of paying customers, respectively, for the period.
(2)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ~~P~~2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ~~P~~2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

On rare occasions when information from the Spark-Interfax database is not available, we define Key Accounts as customers who have subscribed to our CV database for 180 or more consecutive days at any point since their initial registration and Small and Medium Accounts as customers who do not match these criteria.

Information from the Spark-Interfax database may change from time to time as companies file their new financial and other reports every year. As a result, a customer may be included in a different customer group in a subsequent accounting period.

We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” Each customer is assigned a unique identification number on our platform.

Our revenue is driven primarily by the number of database subscriptions active in a period and the number of jobs postings on our website. In addition, our revenue is impacted by the frequency with which customers pay to refresh their job postings (where a customer pays for the same job posting again so that it appears at the top of the job posting list), pay for premium placement of their job posting (where a customer pays for their job posting to appear at the top of search results) or purchase other value added services, such as display advertisements.

We calculate average revenue per customer (“ARPC”) by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. In Russia, we calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts use our services more and typically purchase longer subscriptions. Small and Medium Accounts purchase less usage or purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC, while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore, lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore, higher priced services, resulting in a higher ARPC. In addition to the factors described above, ARPC in our other segments is also impacted by foreign exchange fluctuations as we translate local currency amounts into our reporting currency, the ruble.

The number of “job postings” refers to the total daily average number of jobs advertised by our customers on our website during a specified period. The number of job postings shows the volume of job postings available to job seekers on our website on average during a period. It does not reflect the total number of actual vacancies filled or offered through our website during a period. Customers are primarily charged on a per posting basis or a flat fee subscription basis for a capped number of postings over a specific period of time. Customers may refresh job postings before the expiration of the 30 day standard display period for the same fee as the initial posting to generate more job seeker applications. An increase in the number of customers and number of job postings by these customers increases our ability to attract and retain job seekers.

Our “average unique monthly visitors” (“average UMVs”) refers to the average number of unique visitors to our website during a calendar month. The “number of CVs” refers to the number of CVs completed by job seekers and uploaded to our website following the completion of an automated or human-assisted pre-moderation process. Once a job seeker’s CV has been uploaded to the website, he or she may choose to hide their CV while, for example, he or she is not actively searching for a job. A CV may be made visible again by a job seeker at any time. When a job seeker hides his or her CV, although it remains in our database and we may reach the job seeker with direct marketing efforts, it is not discoverable by our customers who have purchased a subscription to use our CV database. The “number of visible CVs” represents the number of CVs discoverable by our customers who have purchased a subscription to use our CV database. The number of CVs represents the total volume of data related to job seekers available to us, and the number of visible CVs represents the value of our services to our customers.

We view average UMVs and the number of CVs as key indicators of growth in our brand awareness among job seekers and as measures of our ability to attract job seekers to register on our website. Historically, an increase in the average UMVs has resulted in an increase in the number of new registered job seekers, which in turn, has resulted in an increase in the number of CVs added to our database. Although we do not directly generate revenue from job seekers uploading their CVs to our database or replying to job postings, the size of our database is a key indicator of the scale of our platform, which enables us to attract new customers and encourages our existing customers to purchase additional services.

The size and growth of the number of UMVs, the number of CVs and the number of jobs advertised increase the value we deliver to customers looking to fill their vacancies through our platform, resulting in an increase in the number of paying customers, ARPC and the growth of revenue from our online recruitment services. This growth is also driven by an overall expansion of the online recruitment market in Russia and the other countries in which we operate, our ability to retain customers and up-sell our services, and our efforts to attract new customers and job seekers. These efforts include continuously improving our website and other platforms to enhance the job seeker experience, tracking the effectiveness of our marketing and brand promotion activities and expanding into new market segments. In addition, during times of economic slowdown, we are usually able to grow the size of our CV database, which becomes even more attractive to our customers as the economy improves, enabling us to encourage our existing customers to purchase additional services as well as attract new customers due to the scale of our database.

Key Financial Performance Indicators

Revenue by customer type

The following table sets forth the revenue from our customers broken down by region for the periods indicated.

	For the year ended December 31,
(in thousands of RUB)	2017(1)	2018	2019
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,454,278	1,695,823	1,981,959
Other regions of Russia	426,384	547,710	664,649

Sub-total	1,880,662	2,243,533	2,646,608
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,641,225	2,150,685	2,579,517
Other regions of Russia	624,200	1,036,346	1,614,359

Sub-total	2,265,425	3,187,031	4,193,876
Other customers in Russia	192,050	238,353	329,893
Foreign customers of Russia	20,342	31,507	41,385

Russia, total	4,358,479	5,700,424	7,211,762
Other segments, total	374,060	417,349	576,979

Total Revenue	4,732,539	6,117,773	7,788,741

(1)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

We generated 92.1%, 93.2%, and 92.6% of our total revenue from our Russia segment for the years ended December 31, 2017, 2018 and 2019, respectively. In this segment, we generated 43.1%, 39.4%, and 36.7% of total segment revenue for the years ended December 31, 2017, 2018 and 2019 , respectively, from our Key Accounts and 52.0%, 55.9%, and 58.2% of total segment revenue from Small and Medium Accounts for the same periods. Our Key Accounts are characterized by high customer retention rates, with 87% of customers who purchased our services in the year ended December 31, 2018 also purchasing our services in the year ended December 31, 2019, compared to 88% of customers who purchased our services in the year ended December 31, 2017 also purchasing our services in the year ended December 31, 2018. Our Small and Medium Accounts have historically grown faster than the number of our Key Accounts, as smaller businesses are increasingly discovering the efficiency and cost advantages of online recruiting and moving from offline forms of advertisements to online advertisements, assisted by our brand awareness campaigns. In addition, due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, resulting in substantial contract liabilities on our balance sheet.

We believe that our revenue will continue to be driven by broad macroeconomic factors in Russia, such as the rate of general economic growth, the state of the Russian job market reflected in such metrics as the unemployment rate, and employee turnover. In addition, we expect our revenue to continue to be positively impacted by the ongoing structural shift from an “offline” to “online” HR environment and the increasing number of businesses using online advertisements. Although our revenue growth may slow down in a weakened economy, the growth in the number of UMVs on our website and the increase in the number of CVs in our database during a downturn positions us to grow when economic conditions improve, as we believe our leading platform has attracted and will continue to attract customers to post their job postings when they are searching for candidates.

We set the prices for access to our CV database based on the length and breadth of access to our database and for job postings based on the volume of job postings our customers post on our website. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription, which can be one day, one week, two weeks, one month, three months, six months or one year. The price of the specific geographic and professional segments of the CV database is set according to the relative size of the database measured by the number of visible CVs (however, not always pro rata). The longer the duration of the subscription, the lower the price is per day.

The following table sets forth the revenue we generate per customer type, broken down by region as a percentage of our total revenue for the periods indicated.

	For the year ended December 31,
	2017(1)	2018	2019
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	30.7%	27.7%	25.4%
Other regions of Russia	9.0%	9.0%	8.5%

Sub-total	39.7%	36.7%	34.0%
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	34.7%	35.2%	33.1%
Other regions of Russia	13.2%	16.9%	20.7%

Sub-total	47.9%	52.1%	53.8%

Other customers	4.1%	3.9%	4.2%
Foreign customers of Russia	0.4%	0.5%	0.5%
Russia, total	92.1%	93.2%	92.6%
Other segments, total	7.9%	6.8%	7.4%
Total	100.0%	100.0%	100.0%

(1)

We adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, certain comparative information has been restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

Russia Segment

Key Accounts Revenue. Key Accounts in Russia accounted for 34.0% of our total revenue for the year ended December 31, 2019. Key Accounts tend to purchase higher volumes of services and more frequently use our additional value added services, such as ad displays and company-style branded pages than Small and Medium Accounts. Although the number of our Key Accounts has grown at a slower pace than Small and Medium Accounts over the last two years, we are increasing our ARPC in this group consistently over the last two years. For example, since September 1, 2015, we introduced a cap on our flat fee subscription service, which previously allowed customers to post an unlimited number of job postings over a specific period of time. This allowed us to generate additional revenue from Key Accounts gradually over the subsequent years. In the year ended December 31, 2019, we increased ARPC in our Key Accounts in Moscow and St. Petersburg by 20.6% compared to the year ended December 31, 2018 as a result of list price increases and a reduction of off-price list discounts, as well as an increase in the number of Key Accounts purchasing value added services. Within Key Accounts, we derived 25.4% and 8.5% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2019. We believe that we will be able to grow our revenue from our Key Accounts by enhancing monetization of existing customers as well as by increasing the number of customers in this segment, particularly in the other regions of Russia, coupled with increasing the number of Key Accounts who purchase our value added services, such as display advertisements and branded websites. See Item 4. “Information on the Company, B. Business Overview—Our Services—Human Resource Value Added Services” for additional information on our value added services.

Small and Medium Accounts Revenue. Small and Medium Accounts in Russia accounted for 53.8% of our total revenue for the year ended December 31, 2019. The number of customers in the Small and Medium Accounts segment grew by 28.0% in the year ended December 31, 2019 compared to the year ended December 31, 2018, mainly due to the growth in the number of customers in the Other regions of Russia. Within Small and Medium Accounts, we derived 33.1% and 20.7% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2019. We believe that we will be able to grow our revenue from Small and Medium Accounts by further promoting our brand with wide-scale TV, online and outdoor campaigns, offering competitive pricing on our products and retaining and migrating our Small and Medium Accounts customers to higher priced products over time. In addition, we are working to grow the number of our Small and Medium Accounts customers by increasing the number of CVs from blue collar job seekers in our database.

Other Customers Revenue. Other customers revenue is comprised of revenue from recruiters and ad agencies who purchase access to our CV database and advertising products, and job seekers who purchase a premium service such as CV highlight, which places their CV at the top of a search in our CV database. Other customers revenue accounted for 4.2% of our total revenue for the year ended December 31, 2019.

Other Segments

We generated 7.4% of our total revenue from our other segments for the year ended December 31, 2019.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
Personnel expenses	31.8%	28.1%	28.7%
Marketing expenses	14.6%	15.4%	13.4%
Other general and administrative expenses
Subcontractor and other costs related to provision of services	2.5%	3.1%	2.4%
Office rent and maintenance	4.0%	3.9%	2.7%
Professional services	4.4%	4.2%	4.5%
Insurance services	—	—	1.4%
Hosting and other website maintenance	0.5%	0.5%	0.5%
Other operating expenses	1.1%	0.9%	1.6%

Total other general and administrative expenses	12.5%	12.7%	13.1%

Operating costs and expenses (exclusive of depreciation and amortization)	58.9%	56.1%	55.2%

Personnel Expenses

Our personnel expenses consist primarily of salaries and benefits to our sales staff, who represent 26% of our total number of employees, and salaries and benefits of our development team, who represent 20% of our total number of employees as of December 31, 2019. In addition to a fixed base salary, which the majority of our staff receive, our sales staff derive a substantial portion of their salary from commissions based on performance. For all periods presented, the majority of compensation paid to our sales personnel was performance based.

We anticipate that our personnel expenses will continue to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business operations in other regions of Russia, enhancing our product and services development.

	For the year ended December 31,
Personnel expenses*	2017	2018	2019
(in thousands of RUB)
Sales	(387,079)	(379,790)	(402,971)
Marketing	(78,479)	(96,396)	(129,375)
Production	(86,828)	(101,120)	(133,621)
Development	(229,310)	(305,440)	(390,774)
Product	(98,715)	(114,030)	(119,396)
Administrative	(133,425)	(187,887)	(256,012)
Senior management	(95,558)	(116,928)	(140,657)
Board of directors	—	—	(16,341)
Subtotal	(1,109,394)	(1,301,591)	(1,589,148)

Tax and social	(311,491)	(372,087)	(457,182)
Capitalized R&D	47,248	48,072	31,261
Total	(1,373,637)	(1,625,606)	(2,015,069)

*	Adjusted for Disposal of CV Keskus OU and HeadHunter LLC (Ukraine), share-based payments and unused vacation provision.

Our personnel expenses comprised 31.8%, 28.1% and 28.7% as a percentage of revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

Our personnel expenses, excluding share-based payments, comprised 30.2%, 26.8% and 26.0% as a percentage of revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

Marketing Expenses

We continue investing in our brand awareness in Russia with robust TV and online advertising campaigns. Our total marketing expenses for the years ended December 31, 2017, 2018 and 2019 were ~~P~~693 million, ~~P~~940 million and ~~P~~1,047 million, respectively.

Marketing expenses vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue investing in marketing activities, including offline channels, in order to strengthen our brand recognition and grow our job seeker and customer base.

As a result of our strategy to expand our business operations and create greater brand awareness, we expect that our marketing expenses will continue to increase in absolute terms as we invest in marketing in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our marketing expenses may decrease as a percentage of our revenue. Our marketing expenses comprised 14.6%, 15.4% and 13.4% as a percentage of revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and office rent and maintenance costs. Our general and administrative expenses comprised 12.5%, 12.7% and 13.1% as a percentage of revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

As a result of the IPO, our professional services and insurance costs increased as a percentage of revenue, which were partly offset by a decrease in our office rent and maintenance costs, primarily due to the application of IFRS 16 “Leases.” Please refer to Note 4 to our consolidated financial statements included elsewhere in the Annual Report.

Key Factors Affecting Comparability

Our historical results of operations for the periods presented may not be comparable with prior periods or to our results of operations in the future for the reasons discussed below.

Divestments

On March 29, 2017, we completed the sale of our wholly owned subsidiary CV Keskus OU, through which we conducted operations in our Estonia, Latvia and Lithuania segment (our “Estonia, Latvia and Lithuania operations”), to Ringier Axel Springer Media AG as part of our strategy to focus on our core markets. In the agreement relating to the sale of CV Keskus OU, we agreed to indemnify the purchaser for an amount equal to up to 40% of the total consideration paid in respect of certain potential regulatory liabilities and other potential claims against CV Keskus OU. As of the date hereof, no claims have been raised. The divestment resulted in a gain on disposal of ~~P~~439 million, which is reflected in our results of operations for the year ended December 31, 2017. Our Estonia, Latvia and Lithuania operations accounted for ~~P~~54 million, or 1.1%, of our total revenue for the year ended December 31, 2017. As a result of the sale, our historical financial information for the year ended December 31, 2017 includes the results of our Estonia, Latvia and Lithuania operations only for the period prior to completion of the sale and, therefore, is not directly comparable with the subsequent period.

On April 26, 2018, we completed the sale of our 51% share in our subsidiary HeadHunter LLC (Ukraine), through which we conducted operations in our Ukraine segment (our “Ukraine operations”), to the minority shareholders for a consideration of ~~P~~2.6 million. In the agreement relating to the sale of HeadHunter LLC (Ukraine), we agreed (i) the purchase price would be paid in installments on a payment schedule beginning on October 1, 2020 and ending on March 31, 2023; (ii) the acquired participatory interests shall be pledged to us as security of payment obligations of the purchasers; (iii) HeadHunter LLC (Ukraine) will assign all exclusive rights to the Ukrainian trademarks and domain names to us; and (iv) we shall grant HeadHunter LLC (Ukraine) a non-exclusive license to use these trademarks and domain names until May 2020. The divestment resulted in a gain on disposal of ~~P~~6.1 million, which is reflected in our results of operations for the year ended December 31, 2018. Our Ukraine operations accounted for ~~P~~39 million and ~~P~~16 million of our total revenue for the years ended December 31, 2017 and 2018, respectively, or 0.8% and 0.3% of total revenue for the same periods, respectively. As a result of the sale, our historical financial information for the year ended December 31, 2018 includes the results of our Ukraine operations only for the period prior to completion of the sale and, therefore, is not directly comparable with the prior period.

Withholding Tax on Dividends

Our operating entity in Russia routinely pays intra-group dividends to our Cypriot holding company. Beginning from January 1, 2018, we have applied a 0% rate of taxation on intra-group dividends to estimate deferred tax liabilities on any unremitted earnings in Russia, as we were considering changing the place of management of HeadHunter Group PLC from Cyprus to Russia, which we completed on June 19, 2019, compared to a 15% rate applied before January 1, 2018. As a result, our withholding tax liability and expense is not directly comparable between the years ended

December 31, 2019 and 2018 and the year ended December 31, 2017. See Item 10. “Additional Information, E. Taxation—Material Cyprus Tax Considerations—Taxation of Dividends and Distributions.”

Seasonality

We generally do not experience seasonal fluctuations in demand for our services. Our revenue remains relatively stable throughout each quarter, however, our first quarter revenue is typically slightly lower than the other quarters due to a winter holiday period in Russia, which results in lower business activity in this quarter.

A. Operating Results

The information called for by this Item 5, including a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(4) (File No. 333-224065), filed with the SEC on May 9, 2019, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

	For the year ended December 31,
(in thousands of RUB)	2018(1)	2019
Revenue	6,117,773	7,788,741
Operating costs and expenses (exclusive of depreciation and amortization)	(3,432,860)	(4,300,263)
Depreciation and amortization	(586,131)	(683,317)

Operating income	2,098,782	2,805,161
Financial income	90,602	76,764
Financial costs	(644,326)	(603,280)
Other income	—	23,853
Gain on disposal of subsidiary	6,131	—
Net foreign exchange loss	(8,742)	(46,508)

Share of loss of equity-accounted investees (net of income tax)	—	(30,542)

Profit before income tax	1,542,447	2,225,448
Income tax expense	(509,602)	(644,422)

Net income	1,032,845	1,581,026

(1)

We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

Revenue

Our revenue was ~~P~~7,789 million for the year ended December 31, 2019 compared to ~~P~~6,118 million for the year ended December 31, 2018. Revenue for the year ended December 31, 2019 increased by ~~P~~1,671 million, or 27.3%, compared to the year ended December 31, 2018. In April 2018, we completed the sale of our Ukraine operations. The revenue from our Ukraine operating segment was ~~P~~16 million for the year ended December 31, 2018. Excluding the effect of the disposal of our Ukraine operations, revenue for the year ended December 31, 2019 increased by ~~P~~1,687 million, or 27.7%, compared to the year ended December 31, 2018, primarily due to an increase in revenue in our Russia segment.

Russia revenue. Our revenue in our Russia segment was ~~P~~7,212 million for the year ended December 31, 2019 compared to ~~P~~5,700 million for the year ended December 31, 2018. Revenue in our Russia segment increased by ~~P~~1,512 million, or 26.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018, primarily due to the growth in the number of paying customers in our Small and Medium Accounts (by 12.6% in Moscow and St. Petersburg and 42.9% in the other regions of Russia), as we continued investing nationwide in our brand awareness campaigns. This was also due to an increase in ARPC in all customer segments driven by (i) an increase in effective prices for our services as a result of list price increases and a reduction of discounts and (ii) the increase in the usage of service, which was driven by the increase in the average number of job postings per customer, while the average number of subscription days per customer (total for Bundled Subscriptions and CV Database access) remained flat.

Other segments revenue. Our revenue in our other segments was ~~P~~577 million for the year ended December 31, 2019 compared to ~~P~~417 million for the year ended December 31, 2018. Revenue increased by ~~P~~160 million, or 38.2%, compared to the year ended December 31,2018. Excluding the effect of the disposal of our Ukraine operations, revenue from other segments for the year ended December 31, 2019 increased by ~~P~~176 million, or 43.9%, compared to the year ended December 31, 2018, primarily due to an increase in the number of paying customers in our Belarus and Kazakhstan operating segments, partially offset by a decrease in the ARPC in our Kazakhstan operating segment on the back of a weakening exchange rate of local currency to Russian rubles.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ~~P~~4,300 million for the year ended December 31, 2019 compared to ~~P~~3,433 million for the year ended December 31, 2018. Operating costs and expenses (exclusive of depreciation and amortization) increased by ~~P~~867 million, or 25.3%, compared with the year ended December 31, 2018. The main factors that contributed to such increases were an increase in personnel expenses of ~~P~~517 million, an increase of our professional and insurance services of ~~P~~204 million, primarily due to the increase in the professional services related to the IPO and purchase of insurance cover related to the IPO; and an increase in marketing expenses of ~~P~~107 million driven by an increase in online marketing expenses. Our personnel expenses for the year ended December 31, 2019 increased as a result of: (i) an increase in share-based compensation expense by ~~P~~133 million compared to the year ended December 31, 2018, primarily due to the grant of new options under the Management Incentive Agreement and the HeadHunter Unit Option Plan in the second quarter of 2019; (ii) hiring 80 people primarily in our development, sales and production teams in our Russia segment and thus, increasing the headcount in our Russia segment from 618 as of December 31, 2018 to 698 as of December 31, 2019 and (iii) the indexation of wages effective from the first quarter of 2019.

Depreciation and amortization

Depreciation and amortization was ~~P~~683 million for the year ended December 31, 2019 compared to ~~P~~586 million for the year ended December 31, 2018. Depreciation and amortization increased by ~~P~~97 million, or 16.6%, compared with the year ended December 31, 2018, primarily due to a depreciation charge of ~~P~~74 million related to right-of-use assets recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.”

Finance income and costs

Finance income was ~~P~~77 million for the year ended December 31, 2019 compared to ~~P~~91 million for the year ended December 31, 2018. Finance income decreased by ~~P~~14 million, or 15.4%, compared to the year ended December 31, 2018, primarily due to a decrease in available cash balances throughout the year ended December 31, 2019 as compared to the year ended December 31, 2018 that were deposited, as we used cash to pay dividends to shareholders for the year ended December 31, 2018 in July 2019.

Finance costs were ~~P~~603 million for the year ended December 31, 2019 compared to ~~P~~644 million for the year ended December 31, 2018. Finance costs decreased by ~~P~~41 million, or 6.4%, compared with the year ended

December 31, 2018, primarily due to a decrease of outstanding loans and borrowings by ~~P~~1,309 million from December 31, 2018 to December 31, 2019 due to the partial repayment of our Credit Facility, partially offset by interest expense of ~~P~~33 million related to lease liabilities recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.”

Net foreign exchange loss

Net foreign exchange loss was ~~P~~47 million for the year ended December 31, 2019 compared to a loss of ~~P~~9 million for the year ended December 31, 2018. Net foreign exchange loss for the year ended December 31, 2019 reflects mainly the foreign exchange loss on USD-denominated cash balances.

Income tax expense

Income tax expense was ~~P~~644 million for the year ended December 31, 2019 compared to ~~P~~510 million for the year ended December 31, 2018. The increase of ~~P~~134 million in income tax expense was primarily due to expansion of our profit before income tax from ~~P~~1,542 million in the year ended December 31, 2018 to ~~P~~2,225 million in the year ended December 31, 2019.

The effective tax rate for the year ended December 31, 2019 was 29.0%, and it differed from the statutory tax rate in the Russian Federation of 20% primarily due to the non-deductible interest expense on our bank loan and other non-deductible expenses, which were partly offset by the reversal of withholding tax on unremitted earnings. We consider this factor to be mid-term, and it may decrease in the future as we deleverage, provided that we do not acquire new debt.

Net Income

Net income was ~~P~~1,581 million for the year ended December 31, 2019 compared to ~~P~~1,033 million for the year ended December 31, 2018. Net Income increased by ~~P~~548 million compared with the year ended December 31, 2018, primarily due to the reasons described above.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare financial statements in accordance with IFRS as adopted by the IASB, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Basis of consolidation

Nonrecurring valuations

Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting; (ii) share-based payments; and (iii) impairment assessments, all of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, market comparables and discount rates, and remaining useful lives of long-lived assets. To assist us in making these fair value determinations, we may engage third party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or benefit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, see Notes 6 and 14 to our consolidated financial statements included elsewhere in this Annual Report.

We regularly review whether changes to estimated useful lives are required in order to accurately reflect the economic use of our intangible assets with finite lives.

Revenue

We earn revenue primarily from granting access to our CV database and displaying job advertisements on our website. The payment terms for most contracts require a full prepayment. Unearned revenues are reported in the consolidated statement of financial position as contract liabilities.

In our bundled subscriptions, the allocation of the consideration received between the CV database access component and the job postings component is based on the relative standalone selling prices and expected usage of job postings. The expected usage of job postings in our bundled subscriptions is estimated based on the historical data for specific categories of customers and is remeasured at each reporting date. Revenue attributable to the CV database access component is recognized over the period of subscription and revenue attributable to the job postings component is recognized over the display period of a job posting on our website.

Income Tax Accounting

In determining the amount of current and deferred tax, we take into account the impact of uncertain tax positions and whether any additional taxes, penalties and late-payment interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that could cause us to change our judgment regarding the adequacy of existing tax liabilities, and such changes to our tax liabilities will impact the tax expense in the period that such a determination is made.

Recent Accounting Pronouncements

See Note 31 to our consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting standards issued that are of significance, or potential significance to us.

B. Liquidity and Capital Resources

Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility (as described further below under the heading “ —Contractual obligations and commitments—Credit Facility”). Other financial assets and liabilities include trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

As of December 31, 2019, our current liabilities exceeded current assets by ~~P~~2,426 million. Our current liabilities were mainly represented by deferred revenue. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus deferred revenue arises. We expect that deferred revenue will continue to exceed the amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in future periods.

We did not receive any proceeds from the sale of ADSs in the IPO. We bore all costs, fees and expenses in connection with the IPO, which were estimated to be approximately $4.4 million.

For information about our material capital expenditures as of December 31, 2019, see Item 4.D. “Information on the Company – Property, Plant and Equipment.”

Cash flows

	For the year ended December 31,
(in thousands of RUB)	2018	2019
Net cash generated from operating activities	2,096,688	2,611,054
Net cash (used in) investing activities	(174,548)	(637,117)
Net cash (used in) financing activities	(497,629)	(2,653,440)

Net increase/(decrease) in cash and cash equivalents	1,424,511	(679,503)

Net cash generated from operating activities

For the year ended December 31, 2019, net cash generated from operating activities was ~~P~~2,611 million compared to ~~P~~2,097 million for the year ended December 31, 2018. The increase of ~~P~~514 million was primarily driven by an increase in sales and the advanced payment we received from the depositary (see Note 24 to our consolidated financial statements included elsewhere in this Annual Report). These changes were partially offset by (i) the increase in income taxes paid due to increased tax base, (ii) the decrease in the movement of contract liabilities for the year ended December 31, 2019 as compared to year ended December 31, 2018, and (iii) the advance payment for the insurance cover related to the IPO in the year ended December 31, 2019 not occurring in the year ended December 31, 2018.

The growth in contract liabilities for the year ended December 31, 2019 was adversely affected by our decision not to offer customers the opportunity to renew a contract for the same price if they paid us before January 1, 2020, the effective date of our new price list, as we did in the year ended December 31, 2018. This resulted in a substantial amount of prepayments shifting from the fourth quarter of 2019 to the first quarter of 2020.

Net cash used in investing activities

For the year ended December 31, 2019, net cash used in investing activities was ~~P~~637 million compared to ~~P~~175 million for the year ended December 31, 2018. The increase of ~~P~~462 million was primarily due to the acquisition of a 25.01% ownership interest in LLC Skilaz for ~~P~~235 million and an increase in capital expenditures.

Net cash used in financing activities

For the year ended December 31, 2019, net cash used in financing activities was ~~P~~2,653 million compared to ~~P~~498 million for the year ended December 31, 2018. The increase of ~~P~~2,155 million was primarily due to (i) the dividends paid to shareholders of ~~P~~1,134 million; (ii) receipt of ~~P~~270 million loan from the associate of a non-controlling shareholder in the year ended December 31, 2018 and its full repayment in the year ended December 31, 2019; (iii) an increase of a loan repayment to VTB Bank by ~~P~~365 million in accordance with the repayment schedule; (iv) a repayment of lease liabilities of ~~P~~61 million; and (v) an increase in the dividends paid to non-controlling shareholders by ~~P~~54 million as the net income of our subsidiaries in Belarus and Kazakhstan has increased.

Indebtedness

In connection with the financing of the Acquisition, through our wholly owned subsidiary Zemenik LLC, on May 16, 2016, we entered into a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, borrowing ~~P~~5 billion. On October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to ~~P~~7 billion by borrowing an additional ~~P~~2 billion. The applicable interest rate on the ~~P~~7 billion principal amount was decreased from 3.7% to 2.0% above the Key Rate of the Central Bank of Russia, and certain key financial covenants were amended. An additional ~~P~~2 billion was then distributed to our shareholders. See Item 7. “Major Shareholders and Related Party Transactions, B. Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders.”

On April 22, 2019, we signed Amendment No. 5, which provides, among other things, that HeadHunter Group PLC can withdraw the additional Tranche E, within 120 days from the date of Amendment No. 5, the interest rate on which amounts to 2.4% (and in certain circumstances, 2.9%) above the Key Rate of the Central Bank of Russia. As of the date of this Annual Report, we have not requested to utilize Tranche E or any portion thereof, and Tranche E’s availability period has expired. In order to simplify our intra-group arrangements, in accordance with Amendment No. 5, the outstanding debt related to Tranches C and D in the total principal amount of ~~P~~1.9 billion as well as any interest accrued thereon and outstanding as of the date of Amendment No. 5, were assigned to HeadHunter Group PLC. Matching amendment agreements were also signed to the security documentation. Capitalized terms in this paragraph have the definitions provided in the Credit Facility.

On March 11, 2020, we signed Amendment No. 6 to the Credit Facility, which, among other things, contains the consent of VTB Bank (PJSC) to proceed with a securities offering prior to December 31, 2020 and allows us to give indemnities in connection with any such offering. Amendment No. 6 also decreases the change of control threshold, in case we proceed with any such offering, from 50% to 35% of the aggregate shareholding power of our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., so long as Highworld Investments Limited continues to hold more than 17.5% of our outstanding share capital.

The Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender and matures pursuant to a quarterly schedule with final maturity in October 2022. Headhunter FSU Limited, HeadHunter Group PLC (formerly Zemenik Trading Limited) and Headhunter LLC also provided guarantees in favor of VTB Bank (PJSC) in connection with the Credit Facility. The Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. As of December 31, 2019, the Group complied with all financial and other covenants in the Credit Facility agreement. The Credit Facility was collateralized with the shares of Headhunter FSU Limited, HeadHunter Group PLC, and participation interests in Headhunter LLC and Zemenik LLC. The Credit Facility was amended on December 29, 2017 simultaneously with the guarantee agreement to which we are a party, to allow us for a definite period, subject to customary conditions, to proceed with offering-related matters including, inter alia, changing our corporate name and converting to a public company, splitting shares, issuing additional shares, providing indemnities in connection with the IPO and making changes to our charter documents. Simultaneously with Amendment No. 4, we executed a release of the security over the shares of HeadHunter Group PLC. Under Amendment No. 5, we were given consent to proceed with matters relating to the IPO.

The Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank (PJSC), except for in certain circumstances, including, inter alia, dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the Credit Facility does not exceed 2.75:1.

C. Research and Development, Patents and Licenses, etc.

See Note 5 to our consolidated financial statements included in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our on balance sheet minimum contractual obligations as at December 31, 2019:

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years
Non-derivative financial liabilities

Credit Facility	5,129,055	5,800,010	1,472,827	3,136,545	1,190,638
Lease liabilities	290,618	345,663	83,654	89,377	172,632
Trade and other payables	360,136	360,136	355,897	—	4,239

Total:	5,779,809	6,505,809	1,912,378	3,225,922	1,367,509

G. Safe Harbor

See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” at the beginning of this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Executive Officers and Board Members

The following table presents information about our current executive officers and Board, including their ages as of March 1, 2020:

Name	Age	Position
Executive Officers
Mikhail Zhukov	52	Chief Executive Officer and Board Member
Grigorii Moiseev	42	Chief Financial Officer
Dmitry Sergienkov	33	Chief Strategy Officer of Headhunter LLC
Olga Mets	39	Chief Marketing Officer of Headhunter LLC
Boris Volfson	34	Chief Business Development Officer of Headhunter LLC
Gleb Lebedev	36	Chief Product Officer of Headhunter LLC
Andrey Panteleev	31	Chief Commercial Officer of Headhunter LLC
Board Members
Martin Cocker(1)	60	Board Member
Ion Dagtoglou(2)(3)	52	Board Member
Morten Heuing(1)(2)(3)	48	Board Member
Dmitri Krukov(2)(3)	50	Board Member
Maksim Melnikov	43	Board Member
Thomas Otter	51	Board Member
Terje Seljeseth(1)(2)	59	Board Member
Evgeny Zelensky	45	Board Member

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The current business addresses for our executive officers and the members of our Board is c/o Headhunter LLC, 9/10 Godovikova Street, Moscow, 129085 Russia.

Executive Officers

Mikhail Zhukov has served as our key operating subsidiary’s Chief Executive Officer since February 2008. Prior to joining us, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

Grigorii Moiseev has served as our key operating subsidiary’s Chief Financial Officer since February 2008. Prior to joining us, Mr. Moiseev was the Chief Financial Officer at Sputnik Labs (now known as TS Consulting), a Russian IT start-up from 2005, and the Chief Information Officer at Helios Computer from 2002. During his time with us, Mr. Moiseev has developed our strategic financial and investment plans, established our financial control and reporting functions, and he currently manages all of our accounting and financial reporting processes.

Dmitry Sergienkov has served as our key operating subsidiary’s Chief Strategy Officer since August 2017. Prior to joining us, he served as Vice President in the Investment Banking Department at J.P. Morgan Chase in London, advising telecommunications, media and technology companies across Europe, Middle East and Africa in M&A and capital markets transactions. Mr. Sergienkov brings to our team international experience of working with the leading global technology companies as well as a breadth of knowledge of strategic investment decisions. He is a permanent member of CFA Institute and Association of Chartered Certified Accountants and holds a diploma in Strategic Management from State University of Management.

Olga Mets has served as our key operating subsidiary’s Chief Marketing Officer since May 2010. Prior to joining us, Mrs. Mets worked as Head of Marketing in Adobe Systems Inc., Russia and CIS, leading the communication and partner activities in the territory for more than four years. Now, she is responsible for development and efficient implementation of our marketing and communication strategy. While working with us, Mrs. Mets and her team have won and successfully maintained leading positions in traffic, brand awareness and customer engagement. In 2013, Mrs. Mets headed the list of Best Russian CMOs in TOP 1000 Managers Rating by Kommersant (a leading Russian business newspaper). Mrs. Mets graduated from the Moscow State University with a Masters in Linguistics, Communications and Modern Languages.

Boris Volfson has served as our key operating subsidiary’s Chief Business Development Officer since February 2019 and before that, he served as our key operating subsidiary’s Chief Technology Officer since April 2012. Prior to joining us, Mr. Volfson served as CTO of Internet Projects department at the Softline company. Mr. Volfson has brought to our team deep knowledge and understanding of agile development processes, and he has improved our research and development operations and our product portfolio management. He is an author of the book “Agile product and project development.”

Gleb Lebedev has served as our key operating subsidiary’s Chief Product Officer and Web Director since January 2015. Mr. Lebedev first joined us in 2010 as our Head of the Analytics Department. Prior to joining us, Mr. Lebedev worked as a Russian Market Research Manager at Mary Kay. As our CPO, he is responsible for the development of our services to fit market demand and to monetize our primary services. He holds a diploma in Economics from National Research Technical University of Kazan.

Andrey Panteleev has served as our key operating subsidiary’s Chief Commercial Officer since November 2018, and before that, he served the Head of our key operating subsidiary’s Small and Medium Accounts (“SMA”) Department since 2017. From 2014 to 2017, Mr. Panteleev served as our Digital Marketing Director. Mr. Panteleev joined us in 2006 and held a variety of positions, and he previously worked as a consultant in digital marketing for large internet companies in Russia. He has vast experience working with audience engagement and analysis. As the Head of our SMA Department, Mr. Panteleev has been working with clients since 2017 and has engaged in the development and adaptation of the fast-growing segment of small and medium businesses by implementing effective ways of selling products, discovering new ways to interact with customers, conducting market analysis and assessing the competitive environment. Mr. Panteleev holds a degree in Marketing from the State University of Technology.

Board Members

Martin Cocker is a Chartered Accountant and has been a member of the Institute of Chartered Accountants in England and Wales since 1985. Mr. Cocker serves as a director and chairman of the audit committees of Etalon Group PLC, TCS Group Holdings PLC and serves as a director and audit committee member of Nostrum Oil & Gas PLC, all of which are listed on the London Stock Exchange. Mr. Cocker also serves as a director and chairman of the audit committees of private companies, such as the Beverley Building Society. From 2007 to 2014, Mr. Cocker previously held positions at Ernst & Young, Amerada Hess, Deloitte & Touche and KPMG in the United Kingdom, Russia and Kazakhstan. Mr. Cocker received a BSc Joint Honours in Mathematics and Economics from the University of Keele, England.

Ion Dagtoglou is an independent advisor on investments across Europe. Mr. Dagtoglou currently serves as a non-executive director for eKomi Ltd., a software-as-a-service provider of customer feedback management services and transaction-based reviews and ratings, and Boxclever, a consumer electronics and domestic appliance rental company in the United Kingdom. Previously, Mr. Dagtoglou served as a director and the Chief Investment Officer at Candlewick Asset Management Ltd. from 2012 to 2015, and as a director and the Chief Investment Officer at the Asset Protection Agency, an executive agency of Her Majesty’s Treasury from 2009 to 2012. Mr. Dagtoglou also served as a consultant to Vostok Nafta Investments Ltd., a Swedish listed investment company with respect to an investment in the CIS region in 2009. During 1992 to 2008, he also held positions at Goldman Sachs European Special Situations Group, Citigroup – Schroder Salomon Smith Barney and Schroders. Mr. Dagtoglou received a Bachelor of Arts with honors in Classics from Bristol University.

Morten Heuing is a private investor, adviser and board member for Saxo.com and Nexta.io, and he currently serves as the president for Bauer Media Group’s Online Comparison Platform. Mr. Heuing left eBay shortly before joining our board in March 2018. Mr. Heuing served as a director for eBay Classifieds Scandinavia A/S from 2011 to 2015 and Issuu Aps from 2011 to 2013. From 2011 to 2015, Mr. Heuing served as the General Manager of Denmark for the EBay Classifieds Group and from 2004 to 2011, the Managing Director of Northern Europe for StepStone ASA. Mr. Heuing received a Bachelor’s degree in Business Administration with honors from Verwaltungs- & Wirtschaftskademie Stuttgart.

Dmitri Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Mr. Krukov currently is a director on the boards for CIAN, an online real estate classifieds business, DPD Russia, a logistics company, and B2B-Center, an online procurement business. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007 and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program of Stanford Graduate School of Business in 1994-1995.

Maksim Melnikov has been the CEO and a member of the board of directors of the CIAN Group, an online real estate marketplace in Russia, since February 2014. From 2010 to 2014, Mr. Melnikov served as CEO and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

Thomas Otter is the founder of Otter Advisory GmbH, which helps buyers, builders and investors navigate HCM technology and large-scale enterprise software product management. From 2013 to August 2018, Mr. Otter served as the VP of Product Management and GVP of Product Management at SAP SucessFactors, and from 2008 to 2013, he was the Research VP at Gartner Inc. From 2003 to 2008, Mr. Otter served as the Chief Business Solution Architect at SAP AG, from 2001 to 2003, he was the Strategy Director at Pecaso Group Ltd., and from 1995 to 2000, he held several different roles at SAP in South Africa, Germany and the United Kingdom. Mr. Otter received a Bachelor of Arts from the University of Natal, a Post Graduate Diploma in Management from University of Witwatersrand, an LLM in Technology and Telecommunications Law from University of Strathclyde and a PhD in Applied Economics from the Karlsruhe Institut für Technologie.

Terje Seljeseth is currently the Chief Analyst at Tinius Trust, which supports the chairman of the Shibsted Media Group, a global media group based in Norway and listed on the Oslo Stock Exchange. Mr. Seljeseth is currently a member of the board of directors for Fete Typer + Savant, an online communications company in Norway and Adevinta, a leading online marketplace public company based in Norway. From 2009 to 2015, Mr. Seljeseth served as the CEO of SCM AS (Schibsted Classified Media), and from 2015 to 2017, served as the

Executive Vice President of Products at Shibsted ASA. Mr. Seljeseth also served as the CEO of FINN.no, a leading online classified company in Norway from 1999 to 2009. Mr. Seljeseth received a degree in Computer Science from Datahogskolen, now known as the Norwegian School of Information Technology.

Evgeny Zelensky is currently a partner at Herbert Smith Freehills, as the head of the Capital Markets and Private Equity department in the Moscow office. Mr. Zelensky is currently a member of the board of directors for several private companies, including the Charitable Foundation Agate since June 2009 and JSC “Mine Polosukhinskaya” since March 2018. Previously, Mr. Zelensky was the head of the legal and compliance department, director and vice president at Renaissance Capital from 2004 to 2008 and was an associate at Clearly, Gottlieb, Steen & Hamilton from 1999 to 2004 in its Moscow and New York offices. Mr. Zelensky received dual degrees in Political Science and French and International Studies from University of Evansville and received a Juris Doctor from Notre Dame Law School. Mr. Zelensky is admitted to the New York Bar and is a member of the New York Bar Association and the American Bar Association.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers consists of the following elements: base salary, cash bonus based on a mix of financial and non-financial KPIs and share-based compensation.

The compensation for the members of our Board includes salary in an amount of $30,000 per year, plus $10,000 per year for a director’s service as a committee member and $20,000 for a director’s service as chairman of a committee. We also reimburse the directors for reasonable travel and other out-of-pocket expenses and provide the directors with coverage under customary director and officer liability insurance policies. In addition, each director is entitled to an annual grant of such number of ordinary shares as is equal to a market value of $30,000, based on the closing price as at the end of the trading day immediately preceding the date of annual grant, which shall be issued and transferred to the director upon the expiration of a three-year lock-up period from the date of the relevant grant. In case of an early termination of a director’s service for any reason, such director shall be entitled only to the amount of shares pro rata to the days worked.

Total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2019 was ~~P~~338.4 million.

We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

On May 28, 2019, our board of directors, based on the recommendation of the compensation committee, approved a grant of stock option units to our executive officers under various equity incentive plans and the first annual grant of equity awards to the directors.

(a)        An aggregate of 205 stock option units was granted to our executive officers pursuant to the HeadHunter Unit Option Plan (as defined below). Generally, these stock option units annually vest in five equal installments, with the first vesting on the third anniversary of the grant.

Name	Number of Units	Exercise Price	Date of Grant	Expiration Date
Mikhail Zhukov	55	$13.5	May 28, 2019	May 8, 2026
Grigorii Moiseev	30	$13.5	May 28, 2019	May 8, 2026
Dmitry Sergienkov	30	$13.5	May 28, 2019	May 8, 2026
Olga Mets	25	$13.5	May 28, 2019	May 8, 2026
Andrey Panteleev	25	$13.5	May 28, 2019	May 8, 2026
Gleb Lebedev	20	$13.5	May 28, 2019	May 8, 2026
Boris Volfson	20	$13.5	May 28, 2019	May 8, 2026

(b)        An aggregate of 34 stock option units was granted to our executive officers pursuant to the Management Incentive Agreement (as defined below), which vest in equal installments within a four-year period on each anniversary of the IPO date.

Name	Number of Units	Exercise Price (in thousands of RUB)	Date of Grant	Expiration Date
Grigorii Moiseev	14	500	May 28, 2019	May 9, 2023
Dmitry Sergienkov	10	1,250	May 28, 2019	May 9, 2023
Olga Mets	5	1,250	May 28, 2019	May 9, 2023
Andrey Panteleev	5	1,250	May 28, 2019	May 9, 2023

(c)        An aggregate of 18,919 ordinary shares was granted as equity awards to the directors as follows:

Name	Number of Shares	Grant Price	Date of Grant	Lock-up Expiration Date
Martin Cocker*	1143	$13.5	May 8, 2019	May 8, 2022
Ion Dagtoglou	2222	$13.5	May 8, 2019	May 8, 2022
Morten Heuing	2222	$13.5	May 8, 2019	May 8, 2022
Dmitri Krukov	2222	$13.5	May 8, 2019	May 8, 2022
Maksim Melnikov	2222	$13.5	May 8, 2019	May 8, 2022
Thomas Otter	2222	$13.5	May 8, 2019	May 8, 2022
Mikhail Zhukov	2222	$13.5	May 8, 2019	May 8, 2022
Evgeny Zelensky	2222	$13.5	May 8, 2019	May 8, 2022
Terje Seljeseth	2222	$13.5	May 8, 2019	May 8, 2022

*

Excludes 1,079 ordinary shares not issued to Mr. Cocker in order to offset certain PAYE tax liabilities under Cyprus law in accordance with an offset agreement between us and Mr. Cocker, dated September 30, 2019.

Equity Incentive Plans

Management Incentive Agreement

In connection with the Acquisition, we established the 2016 HeadHunter Unit Option Plan, which we amended and restated in connection with the consummation of the IPO (the “Management Incentive Agreement”). The maximum number of ordinary shares available for issuance under the Management Incentive Agreement shall be 3.375% of the issued ordinary share capital of the Company immediately preceding the IPO. As of the date of this Annual Report, the Management Incentive Agreement has been fully granted, and a maximum of 1,271,436 ordinary shares are available for issuance. Under the Management Incentive Agreement, the Company shall issue ordinary shares or ADSs representing such ordinary shares. The material terms of the Management Incentive Agreement are summarized below.

Plan administration. The Management Incentive Agreement is administered by our board of directors.

Eligibility. Individuals who are employees or directors of the Company or its subsidiaries are eligible for awards under the Management Incentive Agreement.

Awards/Options. Awards are granted by the board to participants by the issuance of a certificate, which evidences the rights of the participant to a financial benefit, payable by Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. (collectively, the Sponsors) , and in the event of an initial public offering, rights to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board, contain a provision that waives or modifies any of the rules of the Management Incentive Agreement in the case of the participant to whom that option is granted.

Strike price. The price per share paid by our principal shareholders in the Acquisition. Participants who received grants in 2017, 2018 and 2019 may have a higher strike price.

Vesting period. 25% vested on the date of the IPO and was paid by our principal shareholders in cash. 18.75% will vest on each of the first, second, third and fourth anniversaries of the IPO, and each will be settled in equity by the Company.

Exercise. The exercise of an award is automatic as of each vesting date.

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon a participant’s bankruptcy, purported assignment, charge, pledge, disposal, dealing with (including creating a trust over) or encumbering his or her rights and interest under the plan and in certain other circumstances as determined by the board. However, the board retains discretion to determine whether an award shall lapse.

Adjustments. In the event of a variation of the Company’s share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board may make such adjustments to this Management Incentive Agreement as it considers appropriate.

Alterations. Generally, the board may at any time alter or add to all or any of the provisions of this Management Incentive Agreement or the terms of any award in any respect provided that no alteration or addition shall be made by the board if, in the reasonable opinion of the board, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this Management Incentive Agreement (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board’s alteration or addition within 15 business days of the board sending the participants notice of the alteration or addition).

Tax. Generally, each participant undertakes to make all tax and currency control filings and pay all the taxes that such participant has to make or pay as a result of the entry into and performance of the Management Incentive Agreement. To the extent that a participant breaches this obligation, such participant shall indemnify the Company in an amount equal to any and all losses, costs and expenses incurred by the Company or its subsidiaries as a result of such breach. Any principal shareholder and/or the Company may, in its absolute discretion, elect to make a deduction from any payment from it to a participant on account of tax (including an amount equal to any tax or social security contributions payable by the Company or its subsidiaries) and pay such amount to any applicable tax authority.

Term. The board may, at any time, resolve to cease making further grants of options under the Management Incentive Agreement, although awards outstanding on the date the Management Incentive Agreement terminates will not be affected by the termination of the Management Incentive Agreement.

We shall indemnify each principal shareholder in respect of any cost, loss or liability a principal shareholder incurs under or in connection with the Management Incentive Agreement, other than as a result of such principal shareholder breaching its payment obligation under the Management Incentive Agreement.

HeadHunter Unit Option Plan

On April 16, 2018, we established the HeadHunter Unit Option Plan, as amended on March 29, 2019 and June 19, 2019 (the “HeadHunter Unit Option Plan”), with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees and directors by providing them incentives directly linked to shareholder value. The maximum number of ordinary shares available for issuance under the HeadHunter Unit Option Plan shall be 3% of the issued ordinary share capital of the Company immediately preceding the IPO, calculated as at the date of the IPO, which is a maximum of 1,500,000 ordinary shares. Under the HeadHunter Unit Option Plan, the Company shall issue ordinary shares or ADSs representing such ordinary shares. The material terms of the HeadHunter Unit Option Plan are summarized below.

Plan administration. The HeadHunter Unit Option Plan is administered by our board of directors.

Eligibility. Individuals who are employees or directors of the Company or its subsidiaries are eligible for awards under the HeadHunter Unit Option Plan.

Awards/Options. Awards are granted by the board to participants by the issuance of a certificate, which evidences the rights of the participant to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board, contain a provision that waives or modifies any of the rules of the HeadHunter Unit Option Plan in the case of the participant to whom that option is granted.

Strike price. The initial public offering price for an option granted prior to the IPO. For an option granted after the completion of the IPO, the closing price per share on the date immediately preceding the grant date.

Vesting period. 20% will vest on each of the third, fourth, fifth, sixth and seventh anniversaries of the grant date.

Exercise. The exercise of an award is automatic as of each vesting date.

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon purported transfer, assignment (other than to his personal representatives on the participant’s death), charging, pledging, disposal by, dealing with (including creating a trust over) or encumbering the option by the participant and in certain other circumstances as determined by the board. However, the board retains discretion to determine whether an award shall lapse. Furthermore, if the strike price is not met (i.e. the calculation of an award equals zero or a negative number) on a particular vesting date, the board may determine the vested (but not exercised) portion of such award be carried forward to the next vesting date.

Adjustments. in the event of a variation of the Company’s share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board may make such adjustments to this HeadHunter Unit Option Plan as it considers appropriate.

Alterations. Generally, the board may at any time alter or add to all or any of the provisions of this HeadHunter Unit Option Plan or the terms of any award in any respect provided that no alteration or addition shall be made by the board if, in the reasonable opinion of the board, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this HeadHunter Unit Option Plan (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board’s alteration or addition within 15 business days of the board sending the participants notice of the alteration or addition).

Tax. Generally, each participant undertakes to make all tax and currency control filings and pay all the taxes that such participant has to make or pay as a result of the entry into and performance of the HeadHunter Unit

Option Plan. To the extent that a participant breaches this obligation, such participant shall indemnify the Company in an amount equal to any and all losses, costs and expenses incurred by the Company or its subsidiaries as a result of such breach. The Company may, in its absolute discretion, elect to make a deduction from any payment from it to a participant on account of tax (including an amount equal to any tax or social security contributions payable by the Company or its subsidiaries) and pay such amount to any applicable tax authority.

Term. The board may, at any time, resolve to cease making further grants of options under the HeadHunter Unit Option Plan, although awards outstanding on the date the HeadHunter Unit Option Plan terminates will not be affected by the termination of the HeadHunter Unit Option Plan.

Executive Officer and Board Member Employment Agreements

Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of five years. These agreements each contain customary provisions regarding confidentiality of information. All agreements, except the agreement with our CFO, have an assignment of inventions provision. The agreement with our CFO contains a noncompetition clause.

Our directors entered into a director service agreement with us providing for the terms and conditions of their service on our board of directors. The directors agree that for a period of one year (in the case of Mr. Dagtoglou, Mr. Zelensky and Mr. Melnikov) or two years (in the case of Mr. Heuing, Mr. Cocker, Mr. Otter and Mr. Seljiseth) following the termination of their service on our board of directors, they will not become engaged in any manner, directly or indirectly, in our business in any region in which our business is being (or planned to be) conducted by us, nor will they solicit senior personnel to leave our employment.

Insurance and Indemnification

Our amended and restated memorandum and articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. Independent directors will also be entitled to such indemnification under their service contracts.

Legacy Options

Mr. Zhukov has served as chief executive officer of our key operating subsidiary, Headhunter LLC, since 2008, prior to the Acquisition of the Headhunter business by the principal shareholders from Mail.Ru. In connection with his employment prior to the Acquisition, Mr. Zhukov was invited to participate in Mail.Ru’s incentive plan and was awarded certain options that expire on December 31, 2022, all of which have vested but have not been exercised.

C. Board Practices

Board of Directors

Our board is comprised of nine members, including five independent directors as defined under Nasdaq rules. Each board member is elected for a term of up to three years. A board member may be re-appointed. Our board members do not have a retirement age requirement under our amended and restated memorandum and articles of association. Our board members were elected by our general meeting of shareholders in accordance with our amended and restated memorandum and articles of association prior to the completion of the IPO and were re-elected at the annual general meeting held on October 24, 2019 to serve until their successors are duly elected and qualified.

Corporate Governance

The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007. The proposed regulations are recommended as “best practices” for issuers to follow.

Controlled Company Exemption

Our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., collectively and beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirements: (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on Nasdaq.

Board Committee Composition

The board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of Martin Cocker, Morten Heuing and Terje Seljeseth, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Cocker serves as chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Cocker is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Martin Cocker, Morten Heuing and Terje Seljeseth each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee is responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and semi-annual financial statements prior to the filing of the respective annual and semi-annual reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year.

Compensation Committee

The compensation committee, which consists of Terje Seljeseth, Dmitri Krukov, Morten Heuing and Ion Dagtoglou, assists the board in determining executive officer compensation. Mr. Seljeseth serves as chairman of the committee. The committee recommends to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

The compensation committee is responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation; and

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Morten Heuing, Dmitri Krukov and Ion Dagtoglou, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Mr. Heuing serves as chairman of the committee.

The nominating and corporate governance committee is responsible for:

•	drawing up selection criteria for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and

•

developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics within the meaning of Item 406(b) of Regulation S-K of the Exchange Act that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Our directors are elected at each annual general meeting of shareholders and were re-elected at the last annual general meeting on October 24, 2019.

Duties of Board Members and Conflicts of Interest

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or Cyprus law.

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

D. Employees

We believe that our corporate culture and our relationship with our employees contribute to our success. Our employees are continuously innovating, and our structure rewards productivity. In addition to their fixed compensation, our employees are incentivized based on our comprehensive employee KPI system, which rewards employee performance.

As of December 31, 2017, 2018 and 2019, we had a total of 620, 683 and 772 employees, respectively. The table below sets out the number of employees by geography as of December 31, 2019:

Geography	As at December 31, 2019
Russia	698
Kazakhstan	41
Belarus	33
Azerbaijan	1

Total	772

The table below sets out the number of employees by category as of December 31, 2019:

Department	As at December 31, 2019
Sales	199
Marketing	74
Production	156
Development	151
Product	48
Administrative	134
Senior management	10

Total	772

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions, A. Major Shareholders.” For information as to our equity incentive plans, see Item 6. “Director, Senior Management and Employees, B. Compensation— Long-Term Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2020, for:

(a)	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

(b)	each of our executive officers and members of our board of directors individually; and

(c)	all of our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—Related Party Transactions” below.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o HeadHunter Group PLC, 42 Dositheou, Strovolos, 2028, Nicosia, Cyprus.

	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Highworld Investments Limited(1)	18,749,997	37.5%
ELQ Investors VIII Limited(2)	12,499,998	25.0%
Kayne Anderson Rudnick Investment Management LLC(3)	7,152,455	14.3%
Executive Officers and Board Members(4)
Mikhail Zhukov	—	0.0%
Grigorii Moiseev	—	0.0%
Dmitry Sergienkov	—	0.0%
Olga Mets	—	0.0%
Boris Volfson	—	0.0%
Gleb Lebedev	—	0.0%
Andrey Panteleev	—	0.0%
Martin Cocker	—	0.0%
Ion Dagtoglou	—	0.0%
Morten Heuing	—	0.0%
Dmitri Krukov	—	0.0%
Maksim Melnikov	—	0.0%
Thomas Otter	—	0.0%
Terje Seljeseth	—	0.0%
Evgeny Zelensky	—	0.0%
All executive officers and board members as a group (14 persons)	—	0.0%

Total	38,352,450	76.8%

(1)

Based on information reported on a Schedule 13G filed on February 10, 2020, Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II, L.P., which is the majority shareholder of Highworld Investments Limited. As a result, each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II L.P. may be deemed to share beneficial ownership of the ordinary shares owned by Highworld Investments Limited. The office address for Highworld Investments Limited is Kritis Street, Papachristoforou Building, 1st Floor, 3087 Limassol, Cyprus.

(2)

Based on information reported on a Schedule 13G filed on February 10, 2020, ELQ Investors VIII Limited is a wholly owned, indirect subsidiary of the Goldman Sachs Group Inc., which is a publicly traded company. The address for ELQ Investors VIII Limited is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, United Kingdom.

(3)

Based on information reported on a Schedule 13G filed on March 10, 2020, Kayne Anderson Rudnick Investment Management LLC (“Kayne Anderson”) beneficially owns 7,152,455 ADSs. Kayne Anderson shares voting and dispositive power of 5,943,804 of these ADSs with Virtus Investment Advisers, Inc. and shares voting and dispositive power of 5,323,919 of these ADSs with Virtus Opportunities Trust, on behalf of Virtus KAR International Small Cap Fund. The address for Kayne Anderson Rudnick Investment Management LLC is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067, United States of America.

(4)	Other than our Chief Executive Officer and Chief Financial Officer, our executive officers are officers of our key operating subsidiary.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2017. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

As of December 31, 2019, there were 50,000,000 ordinary shares outstanding. To our knowledge, 14,284,470 ordinary shares or ADSs representing ordinary shares, representing approximately 28.6% of our total outstanding ordinary shares, were held by 33 record shareholders with registered addresses in the United States.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2017.

Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.

In this Annual Report and in the discussion below, we refer to Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund IIB, L.P., and ELQ Investors VIII Limited, a subsidiary of The Goldman Sachs Group, Inc. as “our principal shareholders.”

Loans to Shareholders

In the year ended December 31, 2017, we loaned a total of ~~P~~2,465 million and €12.9 million to our principal shareholders, funded primarily by a ~~P~~2,000 million loan from VTB Bank (PJSC) in October 2017 (see Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness”) and by proceeds from our divestment of our operations in Estonia, Latvia and Lithuania in March 2017. These loans accrued interest at rates between 6.00% and 2.5% above the Key Rate of the Central Bank of Russia.

Following a special resolution of our shareholders on December 12, 2017, and as prescribed by the Cyprus Companies Law, on January 29, 2018, a court order of the District Court of Nicosia ratified the reduction of our share premium account by ~~P~~3,423 million. The reduction became effective upon its registration by the Registrar of Companies of Cyprus on February 16, 2018. On February 6, 2018, our board of directors resolved to set off such amount by ~~P~~3,423 million, which represented substantially all of the debt owed to us by the shareholders as a result of the loans described above. The set off was effected on the same date as a distribution of the amount by which the share premium account was reduced.

Shareholders’ Agreement

On May 13, 2019, we and our principal shareholders entered into a new Shareholders’ Agreement (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, our principal shareholders agreed to vote in favor of each other’s directors nominees so that they may be appointed as directors in accordance with our amended and restated memorandum and articles of association.

Our amended and restated articles of association provide that at any time when our principal shareholders’ ownership percentage in the aggregate is equal to or greater than 35%, our principal shareholders will have the right to nominate, appoint, remove and substitute five directors in the aggregate (the “Five Director Nominees”), such number to be allocated based on our principal shareholders’ respective ownership percentages:

•

If our principal shareholders’ ownership percentages are not equal to one another, Highworld Investments Limited will be have the right to nominate, appoint, remove and substitute the number of directors equal to (a) the number of shares that Highworld Investments Limited owns, divided by the aggregate ownership percentage of our principal shareholders multiplied by (b) five (rounded to the nearest whole number), and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute the remaining directors of the Five Director Nominees.

•

If our principal shareholders’ ownership percentages are equal to one another, Highworld Investments Limited will have the right to nominate, appoint, remove and substitute three directors, and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute two directors.

In addition, our amended and restated articles of association and the Shareholders’ Agreement provide that notwithstanding anything provided in the provisions relating to the Five Director Nominees, (a) at any time when Highworld Investments Limited’s ownership percentage is equal to or greater than 7%, Highworld Investments Limited will always have the right to nominate, appoint, remove and substitute one director, who will be the chairman of the board, and (b) at any time when ELQ Investors VIII Limited’s ownership percentage is equal to or greater than 7%, ELQ Investors VIII Limited will always have the right to nominate, appoint, remove and substitute one director.

The agreements that we entered with our directors provide that a director nominated by our principal shareholders may share information with the entity that has nominated such director. In addition, the Shareholders’ Agreement provides that at any time when our principal shareholders’ ownership percentage in the aggregate is equal to or greater than 35%, neither of our principal shareholders will take any actions to affect the policies of the Company without the prior consent of the other principal shareholder. In addition, pursuant to the Shareholders’ Agreement, the future sale of shares by a principal shareholder will be subject to the reasonable approval by the other principal shareholder until the earlier of: (i) three years from the date of the completion of the IPO or (ii) the date on which either of our principal shareholders’ ownership falls below 7%. The approval process will be performed by a coordination committee, consisting of one representative from each of our principal shareholders. Subject to certain restrictions, when either of our principal shareholders proposes such a transfer, the other principal shareholder will have the right to effect a transfer on the same terms. Notwithstanding the above, a sale of shares by a principal shareholder may proceed without such approval if such sale: (A) is to an affiliate of the respective principal shareholder (a “Permitted Transferee”) or (B) (i) does not result in Highworld Investment Limited’s ownership (along with its Permitted Transferees) falling below 21% plus one share, (ii) does not result in ELQ Investors VIII Limited’s ownership (along with its Permitted Transferees) falling below 14% plus one share, (iii) occurs at least twelve months from the date of the completion of the IPO and (iv) is underwritten by an underwriter that participated in the IPO. The Shareholders’ Agreement will terminate once any Selling Shareholder’s ownership falls below 7%.

Registration Rights Agreement

On May 13, 2019, we and our principal shareholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”).

The Registration Rights Agreement allows our principal shareholders up to (a) five registrations (in the aggregate) over any twelve month period or (b) such other greater number of registrations as agreed upon by us and our principal shareholders then holding any of the registrable securities (defined to include, among other things, our ordinary shares, our ADSs and any securities convertible or exchangeable into our ordinary shares or our ADSs). The Registration Rights Agreement allows our principal shareholders to request registration for all or any portion of their registrable securities, subject to cutbacks. The requesting holder may request that any registration be an underwritten offering, in which case all of our principal shareholders selling such registrable securities will have the collective right to choose the managing underwriter. Moreover, no registration shall count as one of the permitted registrations, unless such registration has been declared effective by the SEC. Subject to certain exceptions, the Company may not cause any other registration of securities for sale for its own account to become effective within 120 days following the effective date of any registration required under the Registration Rights Agreement.

The Registration Rights Agreement also requires us to use our best efforts to qualify and remain qualified to register securities pursuant to a registration statement on Form F-3 (or any successor form) under the Securities Act. The Registration Rights Agreement grants each of our principal shareholders holding registrable securities anticipated to have an aggregate sale price (net of any underwriting discounts and commissions, if any) in excess of $1 million, the right to require us to file registration statements, including a shelf registration statement, and if we are a well-known seasoned issuer, an automatic shelf registration statement, on Form F-3 (or any successor form) of all or any portion of the registrable securities owned by the requesting Selling Shareholder and their affiliates. To the extent that Form F-3 is not available to a holder that has requested registration on Form F-3, the Registration Rights Agreement requires us to use our best efforts to effect such registration on Form F-1.

Whenever we propose to register any of our securities, whether in a primary or secondary offering, each of our principal shareholders (and their permitted transferees) then holding registrable securities has the right to request that such registrable securities beneficially owned by such holder be included in such registration, subject to cutbacks, provided that the amount of registrable securities of our principal shareholders shall not be reduced below 50% of the total amount of securities included in such offering. Under the Registration Rights Agreement, we have agreed to pay the fees and expenses associated with registration (excluding underwriting fees, commissions or discounts). The Registration Rights Agreement contains customary provisions with respect to registration proceedings, underwritten offerings, and indemnity and contribution rights.

Equity Incentive Plans

For a description of our equity incentive plans, please see Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”

Agreements with Board Members and Executive Officers

For a description of our agreements with our board members and executive officers, please see Item 6. “Directors, Senior Management and Employees, B. Compensation—Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

We have entered into indemnification agreements with our board members and executive officers. Our amended and restated memorandum and articles of association require us to indemnify our board members and executive officers to the fullest extent permitted by law. See Item 6. “Directors, Senior Management and Employees, B. Compensation—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

We adopted a written related person transaction policy, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management’s judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us, except as described below.

In late December 2017, we filed a suit against Stafori LLC, a third-party software manufacturer and creator of “Robot Vera” software, which offers automated candidate search services, with the Moscow City Court. Stafori LLC was using our database in violation of related legislation via using unauthorized access through other clients’ accounts, and the court recognized our right to restrict its access to our database as it constitutes our intellectual property. However, we were not able to prove that Stafori LLC infringed our intellectual property rights.

In September 2018, the FAS requested that we provide information in connection with a complaint by Stafori LLC alleging violation of antitrust legislation by restricting “Robot Vera” software’s access to our CV database. Following a review of the provided materials, the FAS prepared an analytical report defining the market as “the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies” and analyzing competition in such market, and based on the report and complaint of Stafori LLC, initiated an administrative proceeding in mid-April 2019 against us and two of our competitors.

On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia’s online recruitment market. At the same time, the FAS determined that we infringed on Stafori’s interests and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. We also are required to pay a fine that the FAS will assess within one year following the date of the decision (which is the longest period permitted under Russian law). We currently expect this fine to be less than ~~P~~1 million (approximately $16,000), which is the upper limit of the fixed fee according to the applicable law. In addition, the FAS determined that we, jointly with two of our competitors, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia. The FAS will not issue any further rulings or orders in connection with this investigation, and we intend to appeal the FAS decision in court. See Item 3. “Key Information, D. Risk Factors—Risks Relating to the Russian Federation and Other Markets in which We Operate—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations” and “ —Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.”

Dividend Policy

We have historically paid dividends, and while we have not adopted a formal dividend policy, we currently expect to continue to do so in the future. We plan to annually distribute at least 50% of our Adjusted Net Income, as defined in “Presentation of Financial and Other Information,” subject to our investment and debt repayment requirements. Any future determination regarding the payment of a dividend will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. The payment of all future dividends, if any, must be recommended by our board of directors, at its sole discretion.

We may only pay out dividends of the profits as shown in our annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our amended and restated memorandum and articles of association.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements and distributable profits.

Our Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank (PJSC), except for dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the Credit Facility does not exceed 2.75:1. Capitalized terms have the definitions provided in the Credit Facility, which is filed as an exhibit to this Annual Report. See Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness.”

During the years ended December 31, 2017, 2018 and 2019, we paid dividends in the aggregate amount of ~~P~~3,375 million, ~~P~~0 million and ~~P~~1,134 million, respectively. See Item 7. “Major Shareholders and Related Party Transactions, B. Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders.”

To the extent that we declare and pay dividends, holders of ADSs on the relevant record date will be entitled to receive dividends payable in respect of ADSs. Cash dividends may be paid to the depositary in any currency and will be converted into U.S. dollars by the depositary and paid to holders of ADSs net of applicable fees and charges of, and expenses incurred by, the depositary and net of taxes withheld.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs commenced trading on The Nasdaq Global Select Market on May 9, 2019. Prior to this, no public market existed for our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs commenced trading on The Nasdaq Global Select Market on May 9, 2019 under the symbol “HHR.”

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

•

Shareholders’ Agreement, dated as of May 13, 2019, by and between Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Shareholders’ Agreement is included as Exhibit 2.3 to this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders’ Agreement”.

•

Registration Rights Agreement dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Registration Rights Agreement is included as Exhibit 2.4 to this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement”.

•

English translation of the Contract on Providing a Syndicated Loan by and between Zemenik LLC and VTB Bank (PJSC), dated May 16, 2016, as amended on December 14, 2016, June 28, 2017, October 5, 2017, December 29, 2017, April 22, 2019 and March 11, 2020, and related security documents (the Credit Facility) (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 25, 2019). See Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness”.

•

Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 Highworld Loan Agreement) (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 ELQ Loan Agreement) (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated March 29, 2017, as amended by an additional agreement dated December 12, 2017 (the March Highworld Loan Agreement) (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated July 7, 2017, as amended by an additional agreement dated December 12, 2017 (the July ELQ Loan Agreement) (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August ELQ Loan Agreement) (incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated October 10, 2017 (the October Highworld Loan Agreement) (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated October 10, 2017 (the October ELQ Loan Agreement) (incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-224065) filed with the SEC on April 2, 2018). See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Loans to Shareholders”.

•

Amended and Restated 2016 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). See Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”

•

2018 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”

D. Exchange Controls

There are no Cyprus exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E. Taxation

The following summary contains a description of certain of certain Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs. The summary is based upon the tax laws of Cyprus, Russia and the United States and, in each case, the regulations thereunder, which are subject to change.

Material Cyprus Tax Considerations

The following discussion is a summary of the material Cyprus tax considerations relating to the purchase, ownership and disposition of our ADSs.

Tax Residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The Cyprus Tax Authorities have published documents which indicate, for their purposes, the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus are the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the board of directors’ meetings take place in Cyprus and the board of directors’ minutes are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the terms and conditions of the issued by the company general powers of attorney do not prevent the company and its board of directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus.

With respect to the holders of our shares, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus (a) for a period or periods exceeding in aggregate more than 183 days in that calendar year or (b) in the aggregate of 60 days, provided the following criteria are met:

•	The individual is not physically present in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;

•	The individual is not a tax resident in any other country for the same tax year;

•	The individual exercises any business activities in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year; and

•	The individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

The holding and disposal of the shares by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Taxation of Cyprus Resident Company/Individual

A company which is considered a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus, on its worldwide income, subject to certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5%, as of January 1, 2013. By law 187(I)2015 the Income Tax Law No.118 (I) of 2002 was amended introducing a concept of notional interest deduction (the “NID”) on equity capital. According to the amended Income Tax Law, with effect from January 1, 2015, (i) companies resident in Cyprus and (ii) companies not resident in Cyprus but which maintain a permanent establishment in Cyprus are entitled to a deduction of notional interest of up to 80% of their taxable income on new equity capital introduced after that date, which is effectively a tax allowable deduction against the taxable profits of the company.

The Special Contribution for Defense Law No. 117(I) of 2002 (the “SDC Law”) previously stated that all Cyprus tax residents are liable to pay a special defense contribution or Cypriot Defense Tax on certain categories of income, these being dividends, interest and rental income.

By law 119(I) 2015, the SDC Law was amended introducing the concept of a non-domiciled tax resident in Cyprus so that an individual will now be subject to SDC Law if he/she is both (i) a resident for tax purposes of Cyprus and (ii) is also considered to be domiciled in Cyprus. Therefore, a Cyprus tax resident individual who is not domiciled in Cyprus is completely exempted from the special contribution for defense tax on its worldwide income deriving from the categories listed above regardless of whether such income is remitted to a bank account or economically used in Cyprus. Under the SDC Law, a person who does not have his/her domicile of origin in Cyprus, is not considered domiciled in Cyprus unless that person has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year and, therefore, will be subject to the SDC Law.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of such shareholder’s country of residence or domicile. Holders of shares must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Individual tax residents of Cyprus are unconditionally exempt from income tax on dividend income, but are subject to Special Contribution to the Defense Fund on dividends at the rate of 17.0% provided that they are also Cyprus domiciled. The tax is withheld by the company prior to payment by the company to the shareholder.

In June 2019, we completed the change of the place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. Following such change, HeadHunter Group PLC is subject to all taxes and entitled to all tax exemptions provided by the Tax Code of Russia, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company to HeadHunter Group PLC. The Russian tax service may challenge the status of HeadHunter Group PLC as a Russian tax resident and may deny HeadHunter Group PLC the tax exemptions provided by the Russian Tax Code. See Item 3. “Key Information, D. Risk Factors—Risks relating to Russian taxation— Russian tax residence rules are relatively untested, and our tax residence status may be challenged.” In turn, we will withhold tax on dividend payments to our investors at the generally applicable 15% tax rate, which may be reduced under an applicable tax treaty between Russia and a country of residence of an investor, if certain conditions defined in the tax treaty are met (in particular, if an investor receiving a dividend is the beneficial owner of the respective dividend). See “—Material Russian Tax Considerations—Taxation of dividends and other distributions (including distributions in kind).”

In October 2018, we resolved to establish a branch office of our Cyprus company, Headhunter FSU Ltd, in Russia, which is the immediate parent of our Russian operating company, Headhunter LLC, and voluntarily applied for the status of a Russian tax resident in November 2018. Headhunter FSU Ltd became a Russian tax resident immediately after the application to the Russian tax service, which was filed on November 8, 2018. As a result, with effect from that date, Headhunter FSU Ltd is subject to all taxes and entitled to all tax exemptions provided by the Russian Tax Code, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company, Headhunter LLC, to Headhunter FSU Ltd. The Russian tax service may challenge the status of Headhunter FSU Ltd. as a Russian tax resident and may deny Headhunter FSU Ltd. the tax exemptions provided by the Russian Tax Code. See Item 3. “Key Information, D. Risk Factors—Risks relating to Russian taxation— Russian tax residence rules are relatively untested, and our tax residence status may be challenged.”

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20.0% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of ADSs in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market. It is unclear whether this exception also applies to disposal of the shares. By law 117(I) 2015 the Capital Gains Tax Law No.119 (I) of 2002 was amended providing that a sale of immovable property consisting of land or land with buildings or buildings between July 16, 2015 and December 31, 2016 is exempted from Capital Gains Tax. The exemption applies if the property was acquired by sale at its market value with a non-related party, and not by way of exchange or gift.

Gains from sale of shares in companies which indirectly own immovable property in Cyprus by holding directly or indirectly shares in a company, which owns immovable property in Cyprus, will also be subject to capital gains tax. That is applicable only if the value of immovable property is more than 50% of the value of the assets of the company which shares are sold.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax, currently at a rate of 17%, would be payable by the company on deemed dividends to the extent that its shareholders are Cyprus tax residents or in the case of individuals, also Cyprus domiciled. Deemed distribution does not apply in respect of profits that are directly or indirectly attributable to shareholders that are non-resident in Cyprus. The Cypriot Defense Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any). For the purpose of arriving at the profit subject to deemed distribution, any capital expenditure incurred for the acquisition of plant and machinery (excluding private saloon cars), and buildings during the years 2012 to 2014 is deducted from the after tax profits.

Taxation of Income and Gains

Gains from the Disposal of Securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

Gains from Intellectual Property

Under Cyprus IP box regime, an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. If a loss is resulting from the said activities, in this case only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect starting from the year 2012. The latest amendments to tax legislation provide that the NID and other deemed deductions can be included in the calculation of the taxable profit/loss.

Tax Treatment of the Foreign Exchange Differences

As of January 1, 2015, the Cyprus tax laws provide for all foreign exchange (that includes gains/losses on foreign currency rights or derivatives) to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of foreign exchange gains/losses arising from trading in foreign exchange which remain taxable/deductible. Regarding trading in foreign exchange which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realization of foreign exchange rather than on an accruals/accounting basis.

Dividends to be Received by the Company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 17.0%. Foreign tax paid or withheld on dividend income received by the resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest Income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 30.0% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax Deductibility of Expenses, Including Interest Expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from Corporate Income Tax such as dividend income and profits/ gains on sale of securities. According to that tax circular:

(a) Any expenditure that can be directly or indirectly attributed to income that is exempt from tax is not deductible for Corporate Income Tax purposes and cannot be set-off against other (taxable) sources of income.

(b) Any expenditure that is attributable to both taxable and exempt income (such as general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of January 1, 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, used in the business.

The latest amendments to tax legislation introduce notional interest deduction under which the Cyprus companies that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year.

Arm’s Length Principle

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp Duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underlie the shares may be considered to be Cypriot property.

The stamp duty rates are as follows:

•	for contracts with a value of €1 to €5,000, there is no stamp duty payable;

•	the stamp duty is €1.50 per thousand for contracts with a value from €5,001 to €170,000; and

•	the stamp duty is €2 per thousand for contracts with a value exceeding €170,000, with a cap of €20,000.

Any documents that do not specify values incur a stamp duty of €35. In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates. Any transactions involving ADSs between parties not resident in Cyprus will not be subject to stamp duty. There are no applicable stamp duties with respect to the purchase and sale of ADSs.

Withholding Taxes on Interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cypriot tax resident (both corporations and individuals), lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital Duty

Capital duty is payable to the Registrar of Companies as follows:

•	€40 flat duty for the registration of an increase of the company’s authorized share capital; and

•	€20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

Material Russian Tax Considerations

The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of our ADSs.

Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs, as well as the receipt of dividend income, by Russian resident and non-resident investors based on the laws of the Russian Federation in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of taxes levied at the level of regional, municipal, or other non-federal authorities of the Russian Federation or procedures related to them. Likewise, this overview does not address the availability of double tax treaty relief in respect of ADSs, and it should be noted that practical difficulties, including satisfying certain documentation requirements, may arise from claiming relief under a double tax treaty. Prospective holders should consult their own professional advisors regarding the tax consequences of investing in ADSs. No representations with respect to the Russian tax consequences for any particular holder are made hereby.

The provisions of the Russian Tax Code applicable to holders of and transactions involving ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Russian Tax Code applicable to financial instruments and the interpretation and application of those provisions by the Russian tax authorities may be subject to rapid and unpredictable change and inconsistency compared to jurisdictions with more developed capital markets or taxation systems. In practice, the interpretation and application of these provisions rests largely with local Russian tax inspectorates.

The interpretation of different tax inspectorates in the Russian Federation may be inconsistent or contradictory, and tax inspectorates may impose conditions, requirements or restrictions not stipulated by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

•

an individual holding ADSs who actually stays in the Russian Federation for an aggregate period of 183 days (including the day of arrival in the Russian Federation and the day of departure from the Russian Federation) or more in a period of 12 consecutive months. Medical treatment or education outside the Russian Federation also counts as days spent in the Russian Federation if the individual spent less than six months outside the Russian Federation for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in the Russian Federation in a 12-month period preceding the date of payment), and nevertheless, individuals’ final tax liability in the Russian Federation for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in the Russian Federation qualify as Russian tax residents;

•	a Russian legal entity;

•	a legal entity or organization established in a jurisdiction other than the Russian Federation that purchases, holds and/or disposes of ADSs through permanent establishment in the Russian Federation;

•

a legal entity or organization established in a jurisdiction other than the Russian Federation that is recognized as a Russian tax resident based on Russian domestic law (whereby the Russian Federation is recognized as the place of effective management of the legal entity or organization as determined in the Russian Tax Code), unless otherwise envisaged by a double tax treaty;

•

a legal entity or organization established in a jurisdiction other than the Russian Federation that is recognized as a Russian tax resident, despite conflicting tax residence as per relevant foreign and Russian law, based on the provisions of a double tax treaty (for the purposes of application of such double tax treaty); or

•	a legal entity or organization established in a jurisdiction other than the Russian Federation that has voluntarily obtained Russian tax residence.

For the purposes of this summary, a “Non-Resident Holder” is a holder of ADSs who does not qualify as a Russian Resident Holder according to the criteria provided above. According to Russian tax legislation, taxation of income of Non-Resident Holders who are individuals depends on whether the income is assessed as coming from Russian or non-Russian sources.

Holders of ADSs should seek professional advice regarding their tax status and the relevant tax consequences in the Russian Federation.

The definition of Russian-sourced income is broad, and in terms of investment income it generally includes dividends from Russian organizations and legal entities that are recognized as Russian tax residents, income from sale of securities in the Russian Federation, and other investment income received by taxpayers as a result of their activities in the Russian Federation.

Taxation of ADS Acquisition

The Russian Tax Code stipulates a capital gains principle with respect to the calculation of either personal or corporate income tax for operations with securities. Pursuant to this provision, personal/corporate income tax is to be calculated at the moment of security disposal. Thus, at the moment of security acquisition, no tax implications should arise, except for the cases described below.

Russian Resident Holders – Individuals

No Russian tax implications should generally arise for Russian Resident Holders – Individuals upon acquisition of ADSs except for the deemed income taxation as described below.

Taxable deemed income may arise for the Russian Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The deemed income shall be taxed at a 13% tax rate in the Russian Federation.

Russian Resident Holders – Legal Entities

No Russian tax implications generally arise for Russian Resident Holders – Legal Entities when they acquire ADSs for a consideration.

Non-Resident Holders – Individuals

No Russian tax implications should arise for Non-Resident Holders – Individuals when they acquire ADSs, except for the deemed income taxation as described below.

Taxable deemed income may arise for the Non-Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. Generally, deemed income should not be qualified as Russian-sourced income. However, considering its broad definition, if income is deemed as a Russian-sourced the tax base will be determined in Russian rubles as the amount by which the market value of the ADSs (determined at the date of the transaction) exceeds the actual expenses of the individual upon acquisition and shall be taxed in the Russian Federation at a 30% tax rate.

Non-Resident Holders – Legal Entities

No Russian tax implications generally arise for Non-Resident Holders – Legal Entities when they acquire ADSs for a consideration.

Taxation of Dividends and other distributions (including distributions in kind)

There is a special income taxation mechanism for securities from Russian issuers held in certain types of accounts with Russian custodians. These include shares held in special accounts of foreign nominal holders (i.e. foreign custodians, depositaries, foreign authorized holders (e.g. foreign brokers)) or depositary receipt programs. This regime provides for a reduction of withholding tax on ADS dividends based on the disclosure of aggregated information to the Russian custodian about the persons executing rights attached to the relevant shares.

Because we have changed our tax residence from Cyprus to the Russian Federation (as of June 19, 2019) and we remain organized under the laws of Cyprus and governed by Cypriot corporate laws, it is unclear from the standpoint of Russian tax legislation who should act as the tax agent, given the impossibility of acting directly through a Russian custodian and given that the foreign custodian (if any) would not be able to perform the tax agent’s obligations under Russian tax legislation. Consequently, the procedure for applying the reduced tax rate is administered by the Company acting in its capacity of the tax agent.

In light of the above, while we have informed Holders of our willingness to collect the relevant information from the Holders in order to apply the reduced tax rates pursuant to either Russian tax legislation or double tax treaties, and nevertheless, we reserve the right to withhold the tax at the general rate of 15% and pay the dividends net of this amount pursuant to the provisions of the Russian Tax Code.

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according to either the Russian Tax Code or a double tax treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. See “ —Material Russian Tax Considerations— Refund of Russian Tax Withheld.”

Russian Resident Holders – Individuals

Payments of Russian-sourced dividends from the ADSs to the Russian Resident Holders – Individuals should be subject to statutory Russian tax at a rate of 13% of the gross dividend amount. Whereas the distribution is made in kind, the 13% tax rate applies to the gross market price of the distribution received.

Nevertheless, certain specifics and uncertainty surrounding the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident individuals. For this reason, we have informed Holders that Russian Resident Holders – Individuals are required to send an application along with relevant documents to the Company to apply for the 13% withholding tax rate. Without said application, the Company may be required to withhold a 15% tax on dividends.

Russian Resident Holders – Legal Entities

Payment of Russian-sourced dividends from ADSs received by Russian Resident Holders – Legal Entities should be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.

Notably, dividends received by Russian legal entities from qualified Russian and foreign subsidiaries are taxable at a rate of 0%, provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in “low tax” jurisdictions listed in the official schedule of the Russian Ministry of Finance are excluded from this rule. The current version of the list of “low tax” jurisdictions does not include any countries where HeadHunter Group companies have subsidiaries.

Nevertheless, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate. Thus, we have informed Holders that Russian Resident

Holders – Legal Entities are required to send an application along with relevant documents to the Company to apply for the 13% (or 0%) tax rate, without which the Company is required to withhold a 15% tax on dividends.

Non-resident Holders – Individuals

Payments of Russian-sourced dividends from ADSs to the Non-Resident Holders – Individuals should be subject to a statutory Russian tax at a rate of 15% of the gross dividend amount. Whereas the distribution is made in kind, the 15% tax rate applies to the gross market price of the distribution received.

Nevertheless, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate, even when Non-Resident Holders – Individuals are legally entitled to a reduced tax rate based on a double tax treaty concluded with the Russian Federation. Thus, we have informed Holders that Non-Resident Holders – Individuals are required to send an application along with relevant documents (i.e. a valid tax residence certificate for the year in question) to the Company to apply for the reduced tax rate (if any such rate is stipulated by a double tax treaty), without which the Company is required to withhold a 15% tax on dividends.

Non-Resident Holders – Legal Entities

Payment of Russian-sourced dividends from ADSs received by Non-Resident Holders – Legal Entities should be subject to a statutory Russian tax at the rate of 15% of the gross dividend amount.

Despite the fact that Non-Resident Holders – Legal Entities may be legally entitled to a reduced tax rate pursuant to the provisions of respective double tax treaties, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate. Thus, we have informed Holders that Non-Resident Holders – Legal Entities are required to send an application along with relevant documents to the Company to apply for the reduced tax rate (if any is stipulated by double tax treaties), without which the Company will be required to withhold a 15% tax on dividends.

Taxation of disposal of ADS/capital gains

The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.

Russian Resident Holders – Individuals

Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders – Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%, unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (e.g. a Russian broker).

The taxable capital gain of Russian Resident Holders – Individuals upon the sale of securities is calculated as the gross sale proceeds calculated in Russian rubles at the date of sale minus the actual expenses calculated in Russian rubles at the date of purchase. For the purpose of currency conversion, the official exchange rates of the Central Bank of Russia on specific dates are used. Expenses must be proved by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses associated with their purchase, holding and sale, and the deemed income amount on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs).

Russian Resident Holders – Legal Entities

Capital gains arising from the sale or other disposal of the ADSs by a Russian Resident Holder – Legal Entity are taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e. may be included into the general tax base). Therefore, Russian Resident Holders – Legal Entities may be able to offset losses incurred through operations on the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Russian Tax Code also lays out special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in the Russian Federation.

The Russian Tax Code contains certain exemptions from capital gains taxation for non-quoted shares, for shares in high-technology companies, and for shares in companies whose immovable property in the Russian Federation directly or indirectly constitutes 50% or less of the company’s asset. These exemptions are not expected to be relevant for the ADSs.

Russian Resident Holders – Legal Entities should always consult their own tax advisers with respect to the tax consequences of gains derived from the disposal of ADSs.

Non-Resident Holders – Individuals

Generally, income received by Non-Resident Holders – Individuals from disposal of ADSs is not considered as taxable event in Russia unless it is qualified as Russian-sourced income (i.e. when Non-Resident Holders – Individuals conduct their transactions with a Russian broker).

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in the Russian Federation. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source. Thus, considering the broad and obscure definition of Russian-sourced income, there is a risk that capital gains arising from the sale, exchange or other disposal of ADSs by Non-Russian Resident Holders will be treated as Russian-sourced income in terms of personal income tax and will be subject to taxation in the Russian Federation at the statutory tax rate of 30%. Nevertheless, Non-Resident Holders – Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

Non-Resident Holders – Individuals should consult their own tax advisers with respect to the tax consequences of disposal of ADSs.

Non-Resident Holders – Legal Entities

Capital gains arising from the sale, exchange or other disposal of the ADSs by Non-Resident Holders – Legal Entities should not be subject to tax in the Russian Federation if the immovable property located in the Russian Federation constitutes directly or indirectly 50% or less of the Company’s assets or securities are treated as quoted on a stock exchange markets. The Company believes that the ADSs will fall under the aforementioned exemption.

Stamp Duties

Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this Annual Report (e.g., on the purchase or sale of ADSs), except for transactions involving the inheritance of ADSs.

Tax treaty relief – Application of reduced tax rates under double tax treaties

To receive the benefits of a double tax treaty in cases where any income on the ADSs are received from a Russian source and are subject to Russian taxes, Non-Resident Holders (individuals, legal entities, and organizations) are required to confirm that they are the beneficial owners of the income.

A Non-Resident Holder will need to provide the payer of the income, who acts as a tax agent, with a certificate of tax residence issued by the competent tax authority of the relevant treaty country before the income is paid and confirm that it is the beneficial owner of this income. However, the payer of income may request additional documents confirming the entitlement and eligibility of Non-Resident Holder for the benefits of the relevant double tax treaty in relation to income concerned. The tax residence certificate should confirm that the respective Non-Resident Holder is a tax resident of the relevant double tax treaty country (for the applicable double tax treaty). This certificate should generally be apostilled or legalized. A notarized Russian translation of the certificate must be provided to the person regarded as a tax agent. Non-Resident Holders that are legal entities should consult their own tax advisers regarding any available double tax treaty relief and the relevant Russian procedures.

Non-Resident Holders should consult their own tax advisors about available double tax treaty relief and the procedures for obtaining such relief with respect to any Russian taxes imposed in respect of dividend income from the ADSs or any income received in connection with the acquisition, sale or other disposal of the ADSs.

Refund of Russian Tax Withheld

Russian Resident Holders – Legal Entities and Individuals

In the absence of a proper tax withholding mechanism, Russian Resident Holders may be subject to a 15% tax rate on the dividends paid to them. See “ —Material Russian Tax Considerations— Taxation of Dividends and other distributions (including distributions in kind).” To apply a 13% tax rate on dividends pursuant to the Russian Tax Code, Russian Resident Holders may be required to provide documentary proof of their Russian tax residence. Alternatively, they may attempt to claim the refund of excessively withheld taxes.

In order to obtain a tax refund, Russian Resident Holders – Individuals should submit an application and the required documents to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three month period following the date when the application for a refund is submitted. Further, the tax agent itself may require a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

Russian Resident Holders – Legal Entities may claim for a refund of excessively withheld tax by filing the application and required documents to the Russian tax authorities within three years following the date when the respective tax was paid.

Non-Resident Holders – Legal Entities and Individuals

If the Russian withholding tax on income derived from Russian sources for a Non-Resident Holder which is a legal entity or an organization, was withheld at source, and such Non-Resident Holder, which is a legal entity or an organization, is entitled to benefits from a double tax treaty allowing such a legal entity or organization not to pay tax in the Russian Federation, or allowing it to pay tax at a reduced rate on such income, a claim for a refund of the tax withheld at the source can be filed with the Russian tax authorities within three years following the tax period in which the tax was withheld.

To process a claim for a refund, the Russian tax authorities require: (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid (this confirmation should be apostilled or legalized and should be provided for the year when the income in respect to which the refund is claimed was paid); (ii) a document confirming that the applicant satisfies any additional conditions envisaged under the Russian Tax Code or the relevant double tax treaty for application of the reduced tax rate; and (iii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities. Where tax is withheld in respect of dividends on the ADSs registered in special accounts (i.e. foreign nominal holder, foreign authorized holder or foreign depositary receipt program depo accounts) and opened with a Russian custodian, the following documents are required in addition to those listed under (i) and (ii) above: (a) a document confirming the exercise of rights (or confirming the exercise of rights in the interests of the applicant by a trustee or other similar person) attached to the ADSs on which the dividend income was paid, as at the date of the decision to distribute dividends by a Russian entity; (b) a document confirming the amount of dividend income on the ADSs; and (c) information on the custodian (custodians) that transferred the amount of dividend income to the foreign company (holder of the relevant account in the Russian custodian).

The Russian tax authorities require a Russian translation of the above documents if they are in a foreign language. The decision regarding the refund of the tax withheld should be taken within one month of filing the required documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

If the Russian personal income tax on income derived from Russian sources by a Non-Resident Holder who is an individual was withheld at source, and such individual Non-Resident Holder is entitled to the benefits of a double tax treaty allowing such an individual not to pay the tax in the Russian Federation or allowing such an individual to pay the tax at a reduced rate in relation to such income, an application for a refund, as well as a tax residence certificate issued by the competent authorities of the country of residence with a valid double tax treaty with the Russian Federation should be submitted to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within three months period following the date when the application for a refund is submitted.

In practice, the Russian tax authorities require a wide variety of documentation confirming the right of a Non-Resident Holder to obtain the tax relief available under the applicable double tax treaty. Such documentation may not be explicitly required by the Russian Tax Code.

Obtaining a refund of Russian taxes withheld at source is likely to be a time-consuming process, and no assurance can be given that such a refund will be granted in practice.

Non-Resident Holders (and in certain limited cases Russian Resident Holders) should consult their own tax advisers about possible tax treaty relief and/or tax refunds as applicable and the procedures required to obtain such treaty relief or refund with respect to any Russian taxes imposed on income received from the acquisition, ownership or disposition of ADSs.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs.

The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), and solely to the extent described below under “—FATCA,” to non-U.S. persons, under present law of an investment in the ADSs. This summary applies only to U.S. Holders that hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this Annual Report, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Annual Report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

•	banks and certain other financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;

•	U.S. expatriates;

•	persons holding ADSs as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;

•	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

Exchange of ADSs for Ordinary Shares

Generally, holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and the Company.

Dividends and Other Distributions on ADSs

As described in the section entitled Item 8. “Financial Information, A. Consolidated Statements and Other Financial Information—Dividend Policy,” we may pay dividends to holders of our ordinary shares from time to time in the future. If we do make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the income tax treaty between the United States and Cyprus (the “Cyprus Treaty”) or the income tax treaty between the Unites States and Russia (the “Russia Treaty”), as may be applicable, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they continue to be listed on Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of Cyprus or Russia or under the Cyprus Treaty or the Russia Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

The Company will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock.

Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the recent, current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2019, the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2019, the current taxable year or for any future taxable year.

If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If the Company is considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs if the Company is considered a PFIC.

If the Company is considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

Certain provisions of the Code and Treasury regulations (commonly collectively referred to as “FATCA”) generally impose a 30% withholding tax regime with respect to certain “foreign passthru payments” made by a “foreign financial institution” (an “FFI”). If we were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, and we may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States, unless such other FFI or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” The United States has entered into an intergovernmental agreement between the United States and Cyprus (the “IGA”), which potentially modifies the FATCA withholding regime described above with respect to us and the ADSs. Prospective investors in the ADSs should consult their tax advisors regarding the potential impact of FATCA, the IGA and any non-U.S. legislation implementing FATCA on their potential investment in the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.hh.ru. The information contained on our website is not incorporated by reference in this document.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Credit risk is the risk that a counterparty of ours fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

(in thousands of RUB)	Carrying amount as at December 31,
	2019	2018
Trade receivables	52,462	32,858
Cash and cash equivalents	2,089,215	2,861,110

Total	2,141,677	2,893,968

Trade receivables represent amounts owed by customers to us for the services provided. Our customers come from various industries, and no customer is accountable for 10% or more of our revenue.

Our cash and cash equivalents are primarily kept with Russian banks JSC ‘ALFA-BANK’ (credit ratings: Moody’s – Ba1, S&P – BB+) and PJSC ‘VTB Bank’ (credit ratings: S&P – A3). We limit our exposure to credit risk by holding cash and cash equivalents in the banks with high credit ratings assigned by international credit rating agencies.

Currency risk

Our exposure to the risk of changes in foreign exchange rates related primarily to the net assets of our subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of our companies are primarily the Russian Ruble (RUB), Belarus Rouble (BYN) and Kazakh Tenge (KZT). As of December 31, 2018 and 2019, net assets denominated in foreign currency mainly relate USD-denominated cash balances.

Our exposure to foreign currency risk was as follows:

(in thousands of RUB)	December 31, 2019
	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	627,824	10	—	4	9,772
Trade and other payables	(6,781)	(3,154)	—	(253)	(102)

Net exposure	621,043	(3,144)	—	(249)	9,670

(in thousands of RUB)	December 31, 2018
	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	27,192	4,361	—	—	8,317
Trade and other payables	(34,358)	(10,006)	(1,512)	—	—
Net assets /(liabilities) related to intra-group loans	—	—	(100,143)	5,984	—

Net exposure	(7,166)	(5,645)	(101,655)	5,984	8,317

Sensitivity analysis

We estimate that an appreciation of the USD relative to the RUB by 10% would result in a ~~P~~62,104 thousand gain before tax and increase of equity as at December 31, 2019 and a loss of ~~P~~717 thousand as at December 31, 2018.

We had no exposure to the KZT as at December 31, 2019.

We estimate that an appreciation of the KZT relative to the RUB by 10% would result in ~~P~~10,166 thousand loss before tax and decrease of equity as at December 31, 2018.

We estimate that an appreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2019 and December 31, 2018.

We limit our exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by our underlying operations. In respect of monetary assets and liabilities denominated in foreign currencies, our policy is to ensure that our net exposure is kept to an acceptable level.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our liabilities exposed to liquidity risk mainly consist of bank loans payable, lease payables and trade and other payables repayable in the period of less than one year. See Notes 21, 22 and 23 to our consolidated financial statements included elsewhere in this Annual Report.

We manage liquidity risk by constantly reviewing forecasted cash flows to ensure that we have sufficient liquidity to maintain necessary capital expenditures and service our debt without incurring temporary cash shortfalls.

As at December 31, 2019, our current liabilities exceeded current assets by ~~P~~2,426 million. Our current liabilities were mainly represented by contract liabilities of ~~P~~2,367 million. Due to the nature of our business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to our business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

At December 31, 2019

		Contractual cash flows
(in thousands of RUB)	Carrying amount	Total	Less than 1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	5,129,055	5,800,010	1,472,827	3,136,545	1,190,638
Lease liabilities	290,618	345,663	83,654	89,377	172,632
Trade and other payables	360,136	360,136	355,897	—	4,239

Total:	5,779,809	6,505,809	1,912,378	3,225,922	1,367,509

At December 31, 2018

		Contractual cash flows
(in thousands of RUB)	Carrying amount	Total	Less than 1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	6,166,054	7,538,193	1,544,807	1,544,650	4,448,736
Other loan	271,562	279,551	279,551	—	—
Trade and other payables	307,080	307,080	307,080	—	—

Total	6,744,696	8,124,824	2,131,438	1,544,650	4,448,736

We do not expect that the cash outflows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

Item 12. Description of Securities Other than Equity Securities

D. American Depositary Shares.

Fees and Expenses

Holders of our ADSs are required to pay the following fees under the terms of the deposit agreement:

Persons to whom ADSs are issued, and persons withdrawing ordinary shares or whose ADS are cancelled or reduced for any other reason must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered

•  Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property and issuances pursuant to a stock dividend, stock split, merger, exchange of securities, or any other transaction or event affecting the ADSs or the deposited securities

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing ordinary shares or surrendering ADS, and/or to whom ADSs are issued; or ADS holders and beneficial owners must pay:	For:

U.S.$0.05 (or less) per ADS	• Any cash distribution made, or any elective cash/share dividend offered, to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

•  Distribution of securities distributed to holders of deposited securities, where such securities (or net cash proceeds from the sale of such securities in connection with a distribution) are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADSs per calendar year (or portion thereof), which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions)	• Depositary services

Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary

•  SWIFT, cable, telex, facsimile transmission and delivery charges incurred at the request of persons depositing, or ADR holders delivering shares, ADRs or deposited securities

•  converting foreign currency to U.S. dollars

Stock transfer or other taxes and other governmental charges	• As necessary

Any fees, charges and expenses incurred by the depositary or its agents (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) or in connection with the servicing of deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable in the same manner as described above with respect to fees for depositary services)	• As necessary

In connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The fees and charges described above may be amended from time to time. ADR holders will receive prior notice of any increase in such fees and charges. The right of the depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

Holders of our ADSs are responsible for any taxes or other governmental charges (including any penalties and/or interest) payable on their ADSs or on the deposited securities represented by any of their ADSs. All registered holders and beneficial owners of ADRs, and all prior holders and beneficial owners thereof, jointly and severally, agree to indemnify us, the depositary and our and the depositary’s respective agents in respect of such taxes or other governmental charges. The depositary may refuse to register any transfer of ADSs, to effect any split up or combination of ADRs, or allow holders of our ADSs to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid. It may deduct from any distributions owed to a holder of our ADSs or sell deposited securities represented by such holder’s ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

By holding an ADR or an interest therein, holders of ADRs have agreed to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 8, 2019, in connection with our IPO, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10. “Additional Information, B. Memorandum and Articles of Association.”

Use of Proceeds

On May 13, 2019, we completed an IPO of 18,750,000 American Depositary Shares (including 2,445,652 additional American Depositary Shares sold pursuant to the exercise of the underwriters’ option to purchase additional American Depositary Shares), each representing one ordinary share, sold at an initial public offering price of $13.50 per share. The American Depositary Shares offered and sold in the IPO were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-224065), which was declared effective by the SEC on May 8, 2019.

The offering did not terminate until after the sale of all 18,750,000 American Depositary Shares registered on the registration statement. The aggregate offering price for the shares registered and sold was approximately $253.1 million. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC acted as representatives of the several underwriters.

The IPO generated proceeds to the selling shareholders of approximately $232.8 million, net of underwriting discounts and commissions of approximately $20.3 million. We paid all of our and the selling shareholders’ fees, costs and expenses in connection with the IPO (excluding, in the case of the selling shareholders, underwriting discounts and commissions and similar brokers’ fees and transfer taxes).

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on May  9, 2019 pursuant to Rule 424(b).

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of December 31, 2019.

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Material Weakness in Internal Control Over Financial Reporting

In relation to our financial reporting as of the year ended December 31, 2019, we identified a material weakness relating to our “1C” accounting system, our accounting system software, whereby the user access rights and change management controls were not operating effectively.

Remediation of Material Weakness

To remediate the material weakness described above, our management will limit the number of super-users and improve the segregation of duties in the change management process for our “1C” accounting system.

Changes in Internal Control over Financial Reporting

Except as described below, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Ongoing Remediation of Material Weaknesses and Significant Deficiencies in Internal Control over Financial Reporting

In the years ended December 31, 2018 and December 31, 2019, we undertook substantial measures to improve the effectiveness of our internal controls. In particular, we (i) engaged a Big Four advisory and accounting firm to assess our existing control environment, recommend necessary changes and assist us in designing and implementing improved internal processes and controls; (ii) hired additional finance and accounting personnel with expertise in the preparation of financial statements in accordance with IFRS; (iii) further developed and documented our accounting policies and financial reporting procedures, improved existing control processes and implemented new control processes; (iv) established an access policy and improved our change management control procedures for our information systems. In the course of preparing our consolidated financial statements for the year ended December 31, 2019, we identified a continuing material weakness relating to our “1C” accounting system, whereby the user access rights and change management controls were not operating effectively.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Cocker, Mr. Heuing and Mr. Seljeseth each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Cocker is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Conduct is available on our website at www.investor.hh.ru. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services

JSC “KPMG” (“KPMG”) acted as our independent auditor for the fiscal years ended December 31, 2017, 2018 and 2019. The table below sets out the total amount billed to us by KPMG, for services performed in the years ended December 31, 2017, 2018 and 2019, and breaks down these amounts by category of service:

	2017	2018	2019
	RUB ’000	RUB ’000	RUB ’000
Audit Fees	38,047	31,487	39,559
Audit Related Fees	—	—	32,155
Tax Fees	—	—	—
All Other Fees	50	4,100	480

Total	38,097	35,587	72,194

Audit Fees

Audit fees for the years ended December 31, 2017, 2018 and 2019 were related to the audit of our consolidated financial statements and interim review services provided in connection with our regulatory filings.

Audit Related Fees

Audit related fees for the year ended December 31, 2019 relate to services in connection with our IPO.

Tax Fees

There were no tax fees incurred for the years ended December 31, 2017, 2018 and 2019.

All Other Fees

All other fees in the years ended December 31, 2017, 2018 and 2019 related to services in connection with non-audit compliance and staff training.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our American Depositary Shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. In general, under Nasdaq rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we follow certain corporate governance practices of our home country, Cyprus, in lieu of certain of the corporate governance requirements of Nasdaq. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock; and Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend.

We also follow home country practice, which permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, in lieu of complying with Nasdaq Listing Rule 5635(c) that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.

Our board of directors has not made any determination with respect to our intention to follow Nasdaq Listing Rule 5635(a), (b) and (d), relating to matters requiring shareholder approval. Cypriot law and our amended and restated memorandum and articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•

Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Nasdaq Listing Rule 5635(a), which would require shareholder approval in order to enter into such an acquisition.

•

Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Nasdaq Listing Rule 5635(b), requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.

•

Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Nasdaq Listing Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

In addition, under the Nasdaq rules, listed companies of which more than 50% of the voting power for the election of directors is held by an individual, group or other entity are not required to have a majority of independent directors, as defined by Nasdaq rules, or to comply with certain other requirements. Because Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., collectively and beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, we may therefore rely on certain exemptions as a “controlled company” as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect to utilize exemptions from certain corporate governance standards, including the requirements: (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. We currently rely on the foregoing exemptions (2) and (3), and may in the future opt to rely on the foregoing exemption (1). In the event that we cease to be a “controlled company,” and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our American Depositary Shares continue to be listed on Nasdaq.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of KPMG, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

12		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

1.1	Articles of Association of HeadHunter Group PLC.	F-1/A	333-224065	3.1	4/25/2019

2.1	Form of Deposit Agreement among HeadHunter Group PLC, JP Morgan Chas Bank, N.A., as depositary, and the holders from time to time of the American Depositary Shares issued thereunder.	F-1/A	333-224065	4.1	4/25/2019

2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-224065	4.2	4/25/2019

2.3	Shareholders’ Agreement, dated as of May 13, 2019, by and between Highworld Investments Limited and ELQ Investors VIII Limited.					*

2.4	Registration Rights Agreement, dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited.					*

2.5	Description of Securities.					*

4.1	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC No. 3076 dated March 1, 2013, as amended on January 23, 2015, February 1, 2016 and April 1, 2016.	F-1	333-224065	10.1	4/2/2018

4.2	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC, No. 4480 dated September 16, 2015, as amended on April 1, 2016.	F-1	333-224065	10.2	4/2/2018

4.3	English translation of the Lease Agreement between Kalibr Open Joint-Stock Company and Headhunter LLC No. 4735 dated May 4, 2016.	F-1	333-224065	10.3	4/2/2018

12		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

4.4	English translation of the Contract on Providing a Syndicated Loan by and between Zemenik LLC and VTB Bank (PJSC), dated May 16, 2016, as amended on December 14, 2016, June 28, 2017, October 5, 2017, December 29, 2017 and April 22, 2019, and related security documents (the Credit Facility).	F-1/A	333-224065	10.4	4/25/2019

4.5	English translation of the amendment to the Credit Facility (as defined in 4.4 above), as amended on March 11, 2020.					*

4.6	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 Highworld Loan Agreement).	F-1	333-224065	10.5	4/2/2018

4.7	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated September 8, 2016, as amended by an additional agreement dated December 12, 2017 (the 2016 ELQ Loan Agreement).	F-1	333-224065	10.6	4/2/2018

4.8	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated March 29, 2017, as amended by an additional agreement dated December 12, 2017 (the March Highworld Loan Agreement).	F-1	333-224065	10.7	4/2/2018

4.9	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated July 7, 2017, as amended by an additional agreement dated December 12, 2017 (the July ELQ Loan Agreement).	F-1	333-224065	10.8	4/2/2018

4.10	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August Highworld Loan Agreement).	F-1	333-224065	10.9	4/2/2018

4.11	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated August 2, 2017, as amended by an additional agreement dated December 12, 2017 (the August ELQ Loan Agreement).	F-1	333-224065	10.10	4/2/2018

4.12	Loan Agreement between Highworld Investments Limited and Zemenik Trading Limited, dated October 10, 2017 (the October Highworld Loan Agreement).	F-1	333-224065	10.11	4/2/2018

4.13	Loan Agreement between ELQ Investors VIII Limited and Zemenik Trading Limited, dated October 10, 2017 (the October ELQ Loan Agreement).	F-1	333-224065	10.12	4/2/2018

12		Incorporation by Reference

Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/Furnished

4.14†	Amended and Restated 2016 Headhunter Unit Option Plan.	S-8	333-232778	4.2	7/24/2019

4.15†	2018 Headhunter Unit Option Plan.	S-8	333-232778	4.3	7/24/2019

8.1	List of Subsidiaries.					*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*	*

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					*	*

15.1	Consent of JSC “KPMG”, independent registered public accounting firm.					*

101.INS	XBRL Instance Document.					#

101.SCH	XBRL Taxonomy Extension Schema Document.					#

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					#

101.DEF	XBRL Taxonomy Definition Linkbase Document.					#

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					#

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					#

*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.
#	To be filed by amendment pursuant to Rule 405(f)(2) of Regulation S-T.

Certain agreements filed as exhibits to this Annual Report contain representations and warranties that the parties thereto made to each other. These representations and warranties have been made solely for the benefit of the other parties to such agreements and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in such agreements. In addition, these representations and warranties may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Accordingly, there can be no reliance on any such representations and warranties as characterizations of the actual state of facts. Moreover, information concerning the subject matter of any such representations and warranties may have changed since the date of such agreements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HeadHunter Group PLC

Date: March 13, 2020	By:	/s/ Mikhail Zhukov
Name: Mikhail Zhukov
Title: Chief Executive Officer

	By:	/s/ Grigorii Moiseev
Name: Grigorii Moiseev
Title: Chief Financial Officer

HeadHunter Group PLC

Consolidated Financial Statements

for the years ended December 31, 2019,

December 31, 2018 and December 31, 2017

together with the Report of Independent

Registered Public Accounting Firm

HeadHunter Group PLC

HeadHunter Group PLC

JSC “KPMG”

10 Presnenskaya Naberezhnaya

Moscow, Russia 123112

Telephone +7 (495) 937 4477

Fax +7 (495) 937 4400/99

Internet www.kpmg.ru

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HeadHunter Group PLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of HeadHunter Group PLC, and subsidiaries (the “Group”) as of December 31, 2019 and 2018, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 4, the Group changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

JSC “KPMG”

We have served as the Group’s auditor since 2017.

Moscow, Russia

March 13, 2020

JSC “KPMG”, a company incorporated under the Laws of the Russian

Federation, a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity.

HeadHunter Group PLC

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31,

(in thousands of Russian Roubles, except per share amounts)

	Note	2019	2018*	2017**
Revenue	9	7,788,741	6,117,773	4,732,539
Operating costs and expenses (exclusive of depreciation and amortization)	10	(4,300,263)	(3,432,860)	(2,788,576)
Depreciation and amortization	13,14,23	(683,317)	(586,131)	(560,961)

Operating income		2,805,161	2,098,782	1,383,002
Finance income	11(a)	76,764	90,602	70,924
Finance costs	11(b)	(603,280)	(644,326)	(706,036)
Gain on disposal of subsidiary	18	—	6,131	439,115
Net foreign exchange (loss)/gain		(46,508)	(8,742)	96,300
Share of loss of equity-accounted investees (net of income tax)	15	(30,542)	—	—
Other income		23,853	—	—

Profit before income tax		2,225,448	1,542,447	1,283,305
Income tax expense	12	(644,422)	(509,602)	(820,503)

Net income for the year		1,581,026	1,032,845	462,802

Attributable to:
Owners of the Company		1,448,018	949,307	400,189
Non-controlling interest		133,008	83,538	62,613
Comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(41,818)	25,205	54,775

Total comprehensive income, net of tax		1,539,208	1,058,050	517,577

Attributable to:
Owners of the Company		1,408,597	974,756	455,627
Non-controlling interest		130,611	83,294	61,950
Earnings per share
Basic (in Russian Roubles per share)	8	28.96	18.99	8.00
Diluted (in Russian Roubles per share)	8	28.42	18.99	8.00

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2020 and signed by the management:

Mikhail Zhukov	Grigorii Moiseev
Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Financial Position

As at December 31,

(in thousands of Russian Roubles)

	Note	2019	2018*
Non-current assets
Goodwill	14	6,954,183	6,989,255
Intangible assets	14	2,733,417	3,154,605
Property and equipment	13	429,744	133,810
Equity-accounted investees	15	178,847	—
Right-of-use assets	23	279,249	—
Deferred tax assets	12	149,835	92,094
Other financial assets	15	25,341	—
Other non-current assets		22,134	3,304

Total non-current assets		10,772,750	10,373,068
Current assets
Trade and other receivables	16	57,908	40,718
Prepaid expenses and other current assets		119,249	64,386
Cash and cash equivalents	17	2,089,215	2,861,110

Total current assets		2,266,372	2,966,214

Total assets		13,039,122	13,339,282

Equity
Share capital	19	8,547	8,547
Share premium	19	1,863,877	1,729,400
Foreign currency translation reserve	19	(105,191)	(66,957)
Retained earnings		1,587,697	1,302,981

Total equity attributable to owners of the Company		3,354,930	2,973,971
Non-controlling interest		33,263	29,449

Total equity		3,388,193	3,003,420
Non-current liabilities
Loans and borrowings	21	4,064,501	5,203,692
Lease liabilities	23	230,802	—
Deferred tax liabilities	12	512,804	1,070,240
Trade and other payables	22	4,239	13,967
Provisions	20	19,498	—
Other non-current liabilities	24	126,828	—

Total non-current liabilities		4,958,672	6,287,899
Current liabilities
Contract liabilities	9	2,367,416	2,072,640
Trade and other payables	22	780,219	655,877
Loans and borrowings (current portion)	21	1,064,554	1,233,924
Lease liabilities (current portion)	23	59,816	—
Income tax payable	12	369,974	85,522
Provisions (current portion)	20	26,398	—
Other current liabilities	24	23,880	—

Total current liabilities		4,692,257	4,047,963

Total liabilities		9,650,929	10,335,862

Total equity and liabilities		13,039,122	13,339,282

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Changes in Equity

For the years ended

(in thousands of Russian Roubles)

	Attributable to owners of the Company
	Share capital	Share premium	Currency translation reserve	Retained earnings/ (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance as at January 1, 2017, as previously reported	8,547	5,008,647	(147,844)	(87,329)	4,782,021	12,953	4,794,974
Adjustment from adoption of IFRS 15 (net of tax) (note 4)	—	—	—	(3,928)	(3,928)	—	(3,928)
Restated balance as at January 1, 2017**	8,547	5,008,647	(147,844)	(91,257)	4,778,093	12,953	4,791,046
Net income for the year	—	—	—	400,189	400,189	62,613	462,802
Other comprehensive income/(loss)	—	—	55,438	—	55,438	(663)	54,775
Management incentive agreement (note 20(a))	—	74,851	—	—	74,851	—	74,851
Distributions to shareholders and non-controlling interest (note 19(d))	—	—	—	(3,375,197)	(3,375,197)	(53,029)	(3,428,226)

Restated balance as at December 31, 2017**	8,547	5,083,498	(92,406)	(3,066,265)	1,933,374	21,874	1,955,248

Restated balance as at January 1, 2018**	8,547	5,083,498	(92,406)	(3,066,265)	1,933,374	21,874	1,955,248
Adjustment on initial application of IFRS 9 (net of tax) (note 4)	—	—	—	(2,935)	(2,935)	—	(2,935)
Adjusted balance as at January 1, 2018***	8,547	5,083,498	(92,406)	(3,069,200)	1,930,439	21,874	1,952,313
Net income for the year	—	—	—	949,307	949,307	83,538	1,032,845
Other comprehensive income/(loss)	—	—	25,449	—	25,449	(244)	25,205
Management incentive agreement (note 20(a))	—	68,776	—	—	68,776	—	68,776
Reduction of share premium (note 19(c))	—	(3,422,874)	—	3,422,874	—	—	—
Disposal of subsidiary (note 18(a))	—	—	—	—	—	4,131	4,131
Distributions to non-controlling interest (note 19(d))	—	—	—	—	—	(79,850)	(79,850)

Balance as at December 31, 2018*	8,547	1,729,400	(66,957)	1,302,981	2,973,971	29,449	3,003,420

Balance as at January 1, 2019	8,547	1,729,400	(66,957)	1,302,981	2,973,971	29,449	3,003,420
Net income for the year	—	—	—	1,448,018	1,448,018	133,008	1,581,026
Other comprehensive loss	—	—	(39,421)	—	(39,421)	(2,397)	(41,818)
Management incentive agreement (note 20(a))	—	121,635	—	—	121,635	—	121,635
Share-based payments to Board of directors (note 29(b))	—	12,842	—	—	12,842	—	12,842
Acquisition of non-controlling interest	—	—	1,187	(2,957)	(1,770)	(337)	(2,107)
Distributions to shareholders and non-controlling interest (note 19(d))	—	—	—	(1,160,345)	(1,160,345)	(126,460)	(1,286,805)

Balance as at December 31, 2019	8,547	1,863,877	(105,191)	1,587,697	3,354,930	33,263	3,388,193

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.
***

The Group adopted IFRS 9 at January 1, 2018 using the exemption allowing not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes. See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of Russian Roubles)

	2019	2018*	2017**
OPERATING ACTIVITIES:
Net income	1,581,026	1,032,845	462,802
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization (note 13, 14, 23)	683,317	586,131	560,961
Net finance costs (note 11)	526,516	553,724	635,112
Net foreign exchange loss/(gain)	46,508	8,742	(96,300)
Gain on disposal of subsidiary (note 18)	—	(6,131)	(439,115)
Other non-cash items	5,690	1,616	(837)
Management incentive agreement, including social taxes (note 20)	196,993	78,648	74,851
Share-based payments to Board of directors (note 29(b))	12,842	—	—
Share of loss of equity-accounted investees, net of income tax (note 15)	30,542	—	—
Income tax expense (note 12)	644,422	509,602	820,503
Change in trade receivables and other operating assets	(90,218)	(8,029)	122,208
Change in contract liabilities	307,388	600,469	381,060
Change in trade and other payables	76,418	56,877	232,846
Change in other liabilities	147,685	—	—
Income tax paid	(975,655)	(693,803)	(498,379)
Interest paid (note 21(c))	(582,420)	(624,003)	(663,430)

Net cash generated from operating activities	2,611,054	2,096,688	1,592,282
INVESTING ACTIVITIES:
Acquisition of equity-accounted investee (note 15)	(234,730)	—	—
Proceeds from disposal of subsidiary, net of cash disposed of (note 18)	—	(10,847)	764,577
Acquisition of intangible assets	(97,818)	(134,702)	(106,646)
Acquisition of property and equipment	(381,648)	(119,942)	(65,010)
Interest received	77,079	90,943	57,257
Proceeds from repayment of loans to related parties	—	—	10,423
Proceeds from short-term deposits	—	—	19,655

Net cash (used in)/generated from investing activities	(637,117)	(174,548)	680,256
FINANCING ACTIVITIES:
Bank and other loans received (note 21(c))	—	270,000	2,000,000
Bank loan origination fees (note 21(c))	—	—	(14,412)
Bank and other loans repaid (note 21(c))	(1,325,000)	(690,000)	(100,000)
Payment for lease liabilities (notes 21(c), 23)	(61,376)	—	—
Dividends paid to shareholders (note 19(d), 21(c))	(1,133,501)	—	(3,109,631)
Dividends paid to non-controlling interest (note 19(d), 21(c))	(131,456)	(77,629)	(49,804)
Acquisition of non-controlling interests (note 21(c))	(2,107)	—	—

Net cash used in financing activities	(2,653,440)	(497,629)	(1,273,847)

Net (decrease)/increase in cash and cash equivalents	(679,503)	1,424,511	998,691
Cash and cash equivalents, beginning of year	2,861,110	1,416,008	324,712
Cash and cash equivalents included in assets held for sale, beginning of year	—	10,801	17,390
Effect of exchange rate changes on cash	(92,392)	9,790	86,016

Cash and cash equivalents, end of year, including cash balance classified in assets held for sale	2,089,215	2,861,110	1,426,809
Cash classified in assets held for sale	—	—	(10,801)

Cash and cash equivalents, end of year	2,089,215	2,861,110	1,416,008

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1.	Reporting entity

(a)	Organization and operations

HeadHunter Group PLC (the “Company”), together with its subsidiaries (the “Group”, “We”, “Our”, “Ours”), is Russia’s leading online recruiting website hh.ru. We help employers and job seekers in Russia connect with each other. We also operate in Belarus, Kazakhstan and other countries.

The Company’s registered address is 42 Dositheou Street, Strovolos, Nicosia, Cyprus and business address is 9/10 Godovikova str., Moscow, Russia.

The Company has changed its name from Zemenik Trading Limited to HeadHunter Group PLC on March 1, 2018.

On May 8, 2019 the Group has completed the initial public offering of American Depositary Shares, or ADSs. Each ADS represent one ordinary share of the Group. The Group’s existing shareholders have offered 16,304,348 of the Group’s ADSs in this offering. The initial public offering price is $13.50 per ADS. On May 10, 2019 the underwriters have exercised their option to purchase 2,445,652 additional ADSs from the existing shareholders at the public offering price, less the underwriting discount. The ADSs are listed on The Nasdaq Global Select Market under the symbol “HHR”.

Subsequent to completion of the initial public offering, Highworld Investments Limited and ELQ Investors VIII Limited collectively have 62.5% of the Group’s voting shares.

On June 19, 2019 the Group has obtained a Russian tax residency status. As a Russian tax resident, the Group is subject to the Russian Tax Code requirements.

(b)	Business environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

Starting in 2014, the United States of America, the European Union and some other countries have imposed and expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian rouble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The longer-term effects of the imposed and possible additional sanctions are difficult to determine.

In addition, the first months of 2020 have seen significant global market turmoil triggered by the outbreak of the coronavirus. Together with other factors, this has resulted in a sharp decrease in oil prices and the stock market indices, as well as the depreciation of the Russian rouble. These developments are further increasing the level of uncertainty in the Russian business environment.

The consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

2.	Basis of accounting

(a)	Basis of presentation

The Company was incorporated on May 28, 2014 as an investment vehicle of investment funds affiliated with Elbrus Capital Private Equity Fund and Goldman Sachs ESSG.

Notes to the Consolidated Financial Statements

On February 24, 2016 (the “Acquisition Date”) the Company acquired 100% ownership interest in Headhunter FSU Limited, collectively with its subsidiaries referred to as “HeadHunter”, from Mail.Ru Group Limited (LSE: MAIL) (the “Acquisition”). The Company had no material operations before the Acquisition Date and has succeeded to substantially all of the business of HeadHunter after the Acquisition.

The Acquisition was accounted for as a business combination using the acquisition method of accounting.

(b)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”). These consolidated financial statements have not been prepared for the purpose of satisfying the statutory filing requirements of the Company.

(c)	Going concern

The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of these consolidated financial statements, including note 21 in relation to the long-term bank loan obtained by the Group in order to finance the Acquisition. In addition, note 25 includes the Group’s policies for managing its liquidity risk.

Taking into account significant positive cash inflows from operating activities, current and future developments and principal risks and uncertainties, and making appropriate enquiries, management has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorised for issue. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis.

3.	Functional and presentation currency

These consolidated financial statements are presented in Russian Roubles (“RUB”), which is the Company’s functional and presentation currency. Financial information presented in RUB has been rounded to the nearest thousand, except when otherwise indicated.

4.	Changes in significant accounting policies

Changes applicable from January 1, 2019

The Group adopted IFRS 16 Leases from January 1, 2019 (see A below).

A number of other new standards, amendments and interpretations are effective from January 1, 2019 but they do not have a material effect on the Group’s financial information.

A.	IFRS 16 Leases

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments.

The Group has applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated and is presented, as previously reported, under IAS 17 and related interpretations. The details of the changes in accounting policies are disclosed below. Additionally, the disclosure requirements in IFRS 16 have not generally been applied to comparative information.

Notes to the Consolidated Financial Statements

(i)	Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was, or contained, a lease under IFRIC 4 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is, or contains, a lease based on the new definition of a lease, as explained in Note 5(h).

On transition to IFRS 16, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases, therefore it applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

(ii)	As a lessee

The Group leases several office premises. As a lessee, the Group previously classified leases as operating leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under IFRS 16, the Group recognizes right-of-use assets and lease liabilities for long-term lease contracts and so these leases are on-balance sheet.

However, the Group elected not to recognize right-of-use assets and lease liabilities for short-term leases for office premises. The Group recognized the lease payments associated with these short-term leases as an expense on a straight-line basis over the lease term.

The Group presents right-of use assets and lease liabilities in the separate lines in the statement of financial position.

(iii)	Transition

Previously, the Group classified leases for office premises as operating leases under IAS 17.

At transition, for long-term leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term.

(iv)	Impacts on transition

On transition to IFRS 16, the Group recognized additional right-of-use assets and additional lease liabilities. The impact on transition is summarized below.

(in thousands of Russian Roubles)

January 1, 2019
Right-of-use assets	345,051
Lease liabilities	(343,455)
Prepaid expenses and other current assets	(1,596)

Notes to the Consolidated Financial Statements

When measuring lease liabilities for leases that were previously classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 10.15%.

(in thousands of Russian Roubles)

January 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Group’s consolidated financial statements	443,292
Discounted using the incremental borrowing rate at January 1, 2019	343,455

Lease liabilities recognised at January 1, 2019	343,455

The impact on Segment EBITDA is disclosed in Note 7.

Changes applicable from January 1, 2018

The Group adopted IFRS 15 Revenue from Contracts with Customers (see B) and IFRS 9 Financial Instruments (see C) on January 1, 2018.

B.	IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

The most significant impact on revenue recognition relates to our accounting for bundled subscriptions that include access to our CV database and allow customers to display job advertisements. Under IAS 18, the revenue attributable to these components was recognized collectively on a straight-line basis over the term of the bundled subscription arrangement. This is because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display of job advertisements is substantive for certain customers. Under IFRS 15 we have determined that the number of job advertisements displayed, an output method, provides the most faithful depiction of the value of the services transferred to customers for this performance obligation when the cap is substantive, which resulted in a deferral of revenue from bundled subscriptions as at January 1, 2017 and December 31, 2017.

The Group has adopted IFRS 15 using the full retrospective approach. The impact of transition to IFRS 15 on the opening balance of retained earnings on January 1, 2017 amounted to RUB 3,928 thousand.

Retrospective application of IFRS 15 has had the following effects on the amounts presented for 2017.

Notes to the Consolidated Financial Statements

Consolidated Statement of Income and Comprehensive Income – for the year ended December 31, 2017

(in thousands of Russian Roubles)

	As previously reported for the year ended December 31, 2017	Adjustments	Restated amounts for the year ended December 31, 2017
Revenue	4,734,166	(1,627)	4,732,539

Operating income	1,384,629	(1,627)	1,383,002

Profit before income tax	1,284,932	(1,627)	1,283,305
Income tax expense	(820,828)	325	(820,503)

Net income for the year	464,104	(1,302)	462,802

Total comprehensive income, net of tax	518,879	(1,302)	517,577

The Group does not present a statement of financial position as at January 1, 2017 and January 1, 2018, because the impact of transition on the financial position of the Group as at January 1, 2017 and January 1, 2018 is immaterial.

There was no material impact on the Group’s statement of cash flows for the year ended December 31, 2017, and on the basic and diluted earnings per share for the year December 31, 2017.

C.	IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

(i)	Classification and measurement of financial assets and financial liabilities

Information about the Group’s accounting policies relating to classification and measurement of financial assets is described in Note 5(c).

The following table below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Group’s financial assets as at January 1, 2018.

(in thousands of Russian Roubles)

January 1, 2018	Note	Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39	New carrying amount under IFRS 9
Financial assets
Trade and other receivables	16	Loans and receivables	Amortised cost	25,264	25,264
Cash and cash equivalents	17	Loans and receivables	Amortised cost	1,416,008	1,413,073

Total financial assets				1,441,272	1,438,337

(ii)	Impairment – Financial assets and contract assets

Information about the Group’s accounting policies relating to impairment of financial assets is described in Note 5(g).

Notes to the Consolidated Financial Statements

The following analysis provides further detail about the impact of adopting IFRS 9 on the opening balance.

Trade and other receivables

The estimated ECLs were calculated based on actual credit loss experience over the past three years.

Cash and cash equivalents

The estimated impairment on cash and cash equivalents was calculated based on the short maturities of the exposures.

The following table summarises the impact, net of tax, of transition to IFRS 9 on the opening balance of retained earnings.

(in thousands of Russian Roubles)

Impact of adopting IFRS 9 on opening balance
Retained earnings
Recognition of expected credit losses under IFRS 9 (net of tax)	(2,935)

Impact at January 1, 2018	(2,935)

The Group has initially applied IFRS 9 at January 1, 2018 using the exemption allowing it not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes.

5.	Significant accounting policies

Except as described in Note 4, the accounting policies have been applied consistently throughout the periods presented in these consolidated financial statements.

(a)	Basis of consolidation

(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group (see 5(a)(iii) below).

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquire; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Notes to the Consolidated Financial Statements

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

(iv)	Loss of control

Upon the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or in accordance with IFRS 9 depending on the level of influence retained.

(v)	Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognized as goodwill. The goodwill is included within the carrying amount of the investment. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of profit or loss and OCI of equity-accounted investees, after adjustments to align the accounting policies with those of the Group, until the date on which significant influence ceases.

Our investments in associate are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

(vi)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from

Notes to the Consolidated Financial Statements

transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising in retranslation are recognized in profit or loss.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to RUB at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to RUB at monthly average exchange rates.

Foreign currency differences are recognized in other comprehensive income, and presented in the foreign currency translation reserve in equity. However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the foreign currency translation difference is allocated to non-controlling interests.

When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the foreign currency translation reserve.

(c)	Financial instruments

The Group has initially applied IFRS 9 from 1 January 2018. The effect of initially applying IFRS 9 is described in Note 4.

(i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Notes to the Consolidated Financial Statements

(ii)	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; fair value through other comprehensive income (FVOCI) – debt investment; FVOCI – equity investment; or fair value through profit or loss (FVTPL).

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The financial assets of the Group comprise trade and other receivables and cash and cash equivalents, which are classified as measured at amortized cost. Cash and cash equivalents comprise cash balances and call deposits.

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Financial liabilities

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

The Group has not designated any financial liabilities at FVTPL and it has no current intention to do so.

Notes to the Consolidated Financial Statements

(iii)	Derecognition and modification

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire.

The Group also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognised at fair value. The difference between the carrying amount of the financial liability extinguished and the new financial liability with modified terms is recognised in profit or loss.

If a modification (or exchange) does not result in the derecognition of the financial liability the Group applies accounting policy consistent with the requirements for adjusting the gross carrying amount of a financial asset when a modification does not result in the derecognition of the financial asset, i.e. the Group recognises any adjustment to the amortised cost of the financial liability arising from such a modification (or exchange) in profit or loss at the date of the modification (or exchange).

The Group performs a quantitative and qualitative evaluation of whether the modification is substantial considering qualitative factors, quantitative factors and combined effect of qualitative and quantitative factors. The Group concludes that the modification is substantial as a result of the following qualitative factors:

•	change the currency of the financial liability;

•	change in collateral or other credit enhancement;

•	inclusion of conversion option;

•	change in the subordination of the financial liability.

For the quantitative assessment the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If an exchange of debt instruments or modification of terms is accounted for as an extinguishment, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

Changes in cash flows on existing financial assets or financial liabilities are not considered as modification, if they result from existing contractual terms, e.g. changes in interest rates effectively initiated by the Group due to changes in the CBR key rate, if the loan contract entitles the Group to prepay the loan without significant penalty.

(iv)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group currently has a legally enforceable right to set off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all counterparties.

Notes to the Consolidated Financial Statements

(d)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Dividends

Dividends are recognized as a liability in the period in which they are declared.

(e)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• core systems equipment	2-5 years

• office equipment	2-5 years

• furniture and fixtures	2-5 years

• leasehold improvements	3-5 years (the shorter of five years or the remaining period of the lease term)

• other property and equipment	1-3 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

Notes to the Consolidated Financial Statements

(f)	Intangible assets

(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill, see note 14.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii)	Intangible assets assumed in business combination

Identifiable intangible assets assumed in a business combination are initially recognized at fair value and subsequently measured at initially recognized amount less accumulated amortization and accumulated impairment losses. Such assets include, but are not limited to: brand name “hh.ru” (registered on March 11, 2011 with certificate No 431008), CV database, and non-contractual customer relationships.

(iii)	Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The capitalised expenditures include direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are recognized in the profit or loss as incurred.

Subsequent to initial recognition, capitalised development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

In accordance with the policies above, the Group has capitalised expenditures related to development of the Group’s website software.

(iv)	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

(v)	Subsequent expenditures

Subsequent expenditures are capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in the profit or loss as incurred.

(vi)	Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Notes to the Consolidated Financial Statements

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

• CV database	10 years

• non-contractual customer relationships	5-10 years

• domain names	10 years

• patents and trademarks	10 years

• website software	3 years

• corporate, office software, licences and others	1-3 years

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)	Impairment

(i)	Financial assets

Policy applicable from January 1, 2018

The Group has initially applied IFRS 9 from 1 January 2018. The effect of initially applying IFRS 9 is described in Note 4.

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•	bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowance for trade receivables is always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or

•	the financial asset is more than 90 days past due.

The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

Notes to the Consolidated Financial Statements

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract such as a default or being more than 90 days past due;

•	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof.

Policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Notes to the Consolidated Financial Statements

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available- for-sale financial asset recognized previously in other comprehensive income, and presented in equity, is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

Impairment losses for trade receivables included within trade and other receivables whose recovery is considered doubtful but not remote are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that receivable are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of cash-generating units that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Notes to the Consolidated Financial Statements

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)	Leases

The Group has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately.

Policy applicable from January 1, 2019

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.

The policy is applied to contracts entered into, on or after January 1, 2019.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exericise the purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

Notes to the Consolidated Financial Statements

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension period, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise purchase, extension or termination option or if there is a revised in-substance fixed lease payments.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of use assets and lease liabilities in the separate lines in the statement of financial position.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee and which include renewal options. The Group considers the broader economics of the contract, not only contractual termination payments. If either party has an economic incentive not to terminate the lease such that it would incur a penalty on termination that is more than insignificant, the contract is enforceable beyond the date on which the contract can be terminated. Due to the nature of leased assets and considering the useful life of leasehold improvements the Group analyzed contract arrangements and their economics and has not identified any special termination policies, incentives or renewal options that should impact the lease term.

The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Short-term leases

The Group has elected not to recognize right-of-use assets and lease liabilities of short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Policy applicable before January 1, 2019

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

(i)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(j)	Revenue

The Group has initially applied IFRS 15 from January 1, 2018. The effect of initially applying IFRS 15 is described in Note 4.

Notes to the Consolidated Financial Statements

We earn revenue primarily from granting access to our CV database and displaying job advertisements on our web site. The payment terms for most contracts require a full prepayment. Unearned revenues are reported in the consolidated statement of financial position as contract liabilities.

Revenue is measured based on the consideration specified in a contract with a customer. The Group recognises revenue when it transfers control over a good or service to a customer.

CV database access. We grant access to our CV database on a subscription basis for a period of time ranging from one day to twelve months. Revenue is recognized on a straight-line basis over the period of subscription.

Job postings. Customers purchase a certain number of job postings and use them to post job advertisements on our web site when needed. Revenue from each job posting is recognized over the period of display of an advertisement on our web site on a straight-line basis.

Bundled subscriptions. In our Bundled Subscriptions the allocation of the consideration received between CV database access component and Job postings component is based on the relative standalone selling prices and expected usage of job postings. The expected usage of job postings in our Bundled Subscriptions is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to CV database access component is recognized over the period of subscription and revenue attributable to Job postings component is recognized over the period of display of a job posting on our website.

Other value-added services (“VAS”). Revenue from other VAS primarily consists of display and context advertising, branded employer pages, online assessment, online education, eventing, as well as premium services for job seekers. Revenue from other value-added services is recognized when the services are rendered. In particular, revenue from cost-per-click advertising is recognized based on the number of impressions or clicks that have occurred over the reporting period, and revenue from time-based advertising is recognized on a straight-line basis over the period of display of a banner on our web site.

Cloud services. Cloud services, which allow customers to use hosted software over the contract period without taking possession of the software, are provided on a subscription basis. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period.

(k)	Employee benefits

Employee benefits include short-term employee benefits, social taxes, share-based payments and other long-term employee benefits , and are disclosed in ‘Personnel expenses’ in note 10.

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or other type of remuneration if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii)	Social taxes and State pension fund

Social taxes represent the Group’s payments to the State owned defined contribution plan under which an entity pays fixed contributions to the State and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to Russia’s State pension fund, are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Notes to the Consolidated Financial Statements

(iii)	Share-based payments

Equity-settled awards

The cost of equity-settled awards is based on the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in note 20.

The related cost is recognised in ‘Personnel expenses’ (see note 10), together with a corresponding increase in equity (share premium), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled awards at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income and other comprehensive income for a period represents the movement in cumulative expense recognised between the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

Cash-settled awards

A liability is recognised for the fair value of cash-settled awards. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in ‘Personnel expenses’ (see note 10). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model.

(iv)	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefits that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(l)	Finance income and costs

Finance income comprises interest income on funds invested on deposit accounts and loans given. Interest income is recognized as it accrues in profit or loss.

Finance costs comprise interest expense on loans received, and other expenses related to financial activities.

Interest paid is classified as operating activity in the consolidated statements of cash flows.

Foreign currency exchange gains and losses are reported on a net basis.

(m)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Notes to the Consolidated Financial Statements

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

In determining the amount of current and deferred tax the Group takes into account the impact of uncertain tax positions and whether additional taxes, penalties and late-payment interest may be due. The Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

(n)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results (see note 7) are reviewed regularly by the Group’s CEO and Board of directors to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the CEO and Board of directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(o)	Earnings per share

Net income per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. On March 1, 2018 the Company subdivided 100,000 shares into 50,000,000 shares, as disclosed in note 19(a). In accordance with IAS 33.64 the Group has retrospectively applied the change in the number of ordinary shares to its measurement of earnings per share for the year ended December 31, 2017.

(p)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the liability for cash-settled awards (see note 5(k)(iii)) and the call option (see note 15) which are measured at fair value on each reporting date.

Notes to the Consolidated Financial Statements

6.	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes:

•	Note 14 “Intangible assets and goodwill” – measurement and useful lives of intangible assets identified; goodwill impairment;

•	Note 5(j) “Revenue” – recognition and measurement of revenue;

•	Note 12 “Income taxes”, Note 28 “Contingencies” – provisions for income tax and tax contingencies;

•	Note 23 “Leases” – lease term;

•

Note 15 “Equity-accounted investees” – determination of the fair value of assets acquired and liabilities assumed and the fair value of the call option to acquire controlling share in the associate; impairment of investment in associate;

•	Note 20 “Management incentive agreement” – modification of the option plan.

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

7.	Operating segments

(a)	Basis for segmentation

The chief operating decision-maker (CODM) of the Group is the Board of Directors and the Chief Executive Officer. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Notes to the Consolidated Financial Statements

The Group’s operating segments are based on geography of the Group’s operations. Our operating segments are “Russia”, “Belarus”, “Kazakhstan”, “Estonia, Latvia and Lithuania” (of which we divested in March 2017, see note 18(b)) and other countries. As each segment other than Russia individually comprises less than 10% of revenue, for reporting purposes we combine all segments other than Russia into “Other segments” category.

(b)	Information about reportable segments

The CODM assesses the performance of the operating segments based on a measure of Segment Revenue and Segment Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) (non-IFRS measure). Information related to each reportable segment is set out below.

The Group does not report total assets or total liabilities based on its operating segments.

Goodwill is allocated to reportable segments as described in note 14. Intangible assets other than goodwill are primarily related to “Russia” operating segment.

(in thousands of Russian Roubles)

	For the year ended December 31, 2019
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	7,211,762	576,979	7,788,741	—	—	7,788,741
Inter-segment revenue	252	10,692	10,944	—	(10,944)	—
External expenses	(3,480,172)	(202,636)	(3,682,808)	(94,072)	—	(3,776,880)
Inter-segment expenses	(10,806)	(378)	(11,184)	—	11,184	—

Segment EBITDA	3,721,036	384,657	4,105,693	(94,072)	240	4,011,861

	For the year ended December 31, 2018*
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	5,700,424	417,349	6,117,773	—	—	6,117,773
Inter-segment revenue	92	13,361	13,453	—	(13,453)	—
External expenses	(2,991,883)	(195,085)	(3,186,968)	(47,403)	—	(3,234,371)
Inter-segment expenses	(13,281)	(289)	(13,570)	—	13,570	—

Segment EBITDA	2,695,352	235,336	2,930,688	(47,403)	117	2,883,402

	For the year ended December 31, 2017**
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	4,358,479	374,060	4,732,539	—	—	4,732,539
Inter-segment revenue	336	13,514	13,850	—	(13,850)	—
External expenses	(2,344,578)	(195,104)	(2,539,682)	(26,253)	—	(2,565,935)
Inter-segment expenses	(12,291)	(1,542)	(13,833)	—	13,833	—

Segment EBITDA	2,001,946	190,928	2,192,874	(26,253)	(17)	2,166,604

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Notes to the Consolidated Financial Statements

(c)	Reconciliation of information on reportable segments to IFRS measures

Reconciliation of consolidated profit before income tax to Segment EBITDA of the Group is presented below:

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019*	2018*	2017**
Consolidated profit before income tax	2,225,448	1,542,447	1,283,305
Adjusted for:
Depreciation and amortization	683,317	586,131	560,961
Gain on disposal of subsidiary	—	(6,131)	(439,115)
Net finance costs	526,516	553,724	635,112
Net foreign exchange loss/(gain)	46,508	8,742	(96,300)
IPO-related costs	190,284	110,043	122,907
Insurance cover related to IPO	100,048	—	—
Management incentive agreement (note 20)	196,993	78,648	74,851
Share-based payments to Board of directors, including social taxes	15,025	—	—
Share of loss of equity-accounted investees (net of income tax)	30,542	—	—
One-off litigation settlements and legal costs	17,734	—	—
Transaction costs related to disposal of subsidiary	—	—	17,244
Restructuring costs	1,541	12,286	7,639
Reversal of expected credit loss	—	(2,488)	—
Income from depositary	(22,095)	—	—

Segment EBITDA (as presented to the CODM)	4,011,861	2,883,402	2,166,604

*

The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense (see Note 4(A)). The positive impact on Segment EBITDA for the year ended December 31, 2019 amounted to RUB 87,892 thousand. During the year ended December 31, 2019, in relation to those leases, the Group recognized RUB 74,365 thousand of depreciation charge (see Note 23(i)) and RUB 32,941 thousand of additional interest costs from leases (see Note 23(ii)).

**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Notes to the Consolidated Financial Statements

Reconciliation of consolidated operating costs and expenses (exclusive of depreciation and amortization) to Segment External expenses of the Group is presented below:

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018*	2017*
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	4,300,263	3,432,860	2,788,576
Adjusted for:
IPO-related costs	(190,284)	(110,043)	(122,907)
Insurance cover related to IPO	(100,048)	—	—
Management incentive agreement (note 20)	(196,993)	(78,648)	(74,851)
Share-based payments to Board of directors, including social taxes	(15,024)	—	—
One-off litigation settlements and legal costs	(17,734)	—	—
Transaction costs related to disposal of subsidiary	—	—	(17,244)
Restructuring costs	(1,541)	(12,286)	(7,639)
Reversal of expected credit loss	—	2,488	—
Other	(1,759)	—	—

Segment External expenses (as presented to the CODM)	3,776,880	3,234,371	2,565,935

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

(d)	Geographical information

The geographical information below analyses the Group’s revenue by country of domicile of a customer, including the Group’s principal country of operations and in all foreign countries.

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018	2017*
Russia	7,170,042	5,652,024	4,324,594
All foreign countries
Kazakhstan	232,990	166,147	124,002
Belarus	343,964	234,389	157,603
Baltic countries	—	—	54,160
Other countries	41,745	65,213	72,180

	7,788,741	6,117,773	4,732,539

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

(e)	Major customers

In all reporting periods no customer represented 10% or more of the Group’s total revenue.

Notes to the Consolidated Financial Statements

8.	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the owners of the Company by the weighted average number of ordinary shares of the Company outstanding over the period.

Diluted earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average number of ordinary shares outstanding over the period plus number of ordinary shares that would be issued if all existing convertible instruments, if any, were converted. As of the date of IPO May 8, 2019, the amended 2016 HeadHunter Unit Option Plan has become effective and fully vested. According to the plan, 75% of the awards provided by the plan will be settled in shares of the Company, which assumes issuance of up to 1,271,436 new shares over the period of 4 years from the date of the IPO (see Note 20(a)(i)). Also, on May 28, 2019 the Board of Directors has granted units under the 2018 HeadHunter Unit Option Plan, which will be settled in new shares of the Company over the period of 7 years from the grant date (see Note 20(a)(ii)). The number of shares to be issued depends on share price as of the vesting date. If units vested on December 31, 2019, then 222,678 new shares would have been issued. Also, the Board of Directors granted shares to its members on May 28, 2019 as part of their remuneration, which assumes issuance of up to 20,000 new shares over the period of 1 year from the date when directorship contracts became effective, which is the date of the IPO (see Note 29(b)). Accordingly, 1,514,114 new shares may be issued by the Company in total as of December 31, 2019 in relation to the management incentive and Board of Directors remuneration agreements (as of December 31, 2018 and 2017 – nil shares, as management incentive awards were to be satisfied by the shareholders at that time, see Note 20).

(in thousands of Russian Roubles, except number of shares and per share amounts)

	For the year ended December 31,
	2019	2018*	2017**
Net income attributable to owners of the Company	1,448,018	949,307	400,189
Weighted average number of ordinary shares outstanding (note 19)	50,000,000	50,000,000	50,000,000
Effects of dilution from:
Share options (weighted average)	956,590	—	—
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	50,956,590	50,000,000	50,000,000
Earnings per share (in Russian Roubles per share)
Basic	28.96	18.99	8.00
Diluted	28.42	18.99	8.00

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
**	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Notes to the Consolidated Financial Statements

9.	Revenue

(a)	Disaggregation of revenue from contracts with customers

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019			2018			2017*
	Russia	Other segments	Total segments	Russia	Other segments	Total segments	Russia	Other segments	Total segments
Bundled Subscriptions	2,154,831	69,120	2,223,951	1,884,557	61,822	1,946,379	1,522,729	29,891	1,552,620
CV Database Access	1,508,085	253,643	1,761,728	1,196,770	204,768	1,401,538	920,601	163,323	1,083,924
Job Postings	2,900,678	211,510	3,112,188	2,108,342	119,584	2,227,926	1,498,721	140,769	1,639,490
Other VAS	648,168	42,706	690,874	510,755	31,175	541,930	416,428	40,077	456,505

Total revenue	7,211,762	576,979	7,788,741	5,700,424	417,349	6,117,773	4,358,479	374,060	4,732,539

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

In the following table, revenue from contracts with customers of Russian segment is disaggregated by type of customer account:

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018	2017
Key Accounts in Russia
Moscow and St.Petersburg	1,981,959	1,695,823	1,454,278
Other regions of Russia	664,649	547,710	426,384

Sub-total	2,646,608	2,243,533	1,880,662
Small and Medium Accounts in Russia
Moscow and St.Petersburg	2,579,517	2,150,685	1,641,225
Other regions of Russia	1,614,359	1,036,346	624,200

Sub-total	4,193,876	3,187,031	2,265,425
Foreign customers of Russia segment	41,385	31,507	20,342
Other customers in Russia	329,893	238,353	192,050

Total for “Russia” operating segment	7,211,762	5,700,424	4,358,479

The revenue arising from non-monetary exchanges of services with customers included in the table above amounted to RUB 50,804 thousand for the year ended December 31, 2019, RUB 51,254 thousand for the year ended December 31, 2018 and RUB 47,257 thousand for the year ended December 31, 2017.

(b)	Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

(in thousands of Russian Roubles)

		For the year ended December 31,
	Note	2019	2018
Receivables, which are included in “Trade and other receivables”	16	52,462	32,858
Contract liabilities		2,367,416	2,072,640

Notes to the Consolidated Financial Statements

The contract liabilities primarily relate to the advance consideration received from customers for granting access to our CV database and displaying job advertisements on our web site, for which revenue is recognised when performance obligations are met.

Increase in contract liabilities is explained primarily by growth of our revenues. The increasing number of contracts with customers and their value translates into increase in prepayments made by customers, thus contract liabilities increase.

The amount of RUB 1,901,767 thousand recognised in contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2019 (for the year ended December 31, 2018 – RUB 1,369,370 thousand).

The amount of revenue recognised for the year ended December 31, 2019 from performance obligations satisfied (or partially satisfied) in previous periods is RUB 7,208 thousand (for the year ended December 31, 2018 – RUB 5,259 thousand). This is mainly due to changes in the estimate of the expected usage of job postings in our Bundled Subscriptions.

No information is provided about remaining performance obligations at December 31, 2019 that have an original expected duration of one year or less, as allowed by IFRS 15.

10.	Operating costs and expenses (exclusive of depreciation and amortization)

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018*	2017*
Personnel expenses	(2,234,309)	(1,717,467)	(1,505,950)
Marketing expenses	(1,046,678)	(939,717)	(693,246)
Subcontractor and other costs related to provision of services	(186,337)	(188,499)	(117,746)
Office rent and maintenance	(206,501)	(241,434)	(190,104)
Professional services	(347,963)	(255,362)	(205,905)
Insurance services	(111,251)	—	—
Hosting and other website maintenance	(40,421)	(32,825)	(24,686)
Other operating expenses	(126,803)	(57,556)	(50,939)

Operating costs and expenses (exclusive of depreciation and amortization)	(4,300,263)	(3,432,860)	(2,788,576)

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

Contributions to state pension funds recognised within “Personnel expenses” amounted to RUB 291,211 thousand for the year ended December 31, 2019, RUB 212,229 thousand for the year ended December 31, 2018 and RUB 172,028 thousand for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements

11.	Finance income and costs

(a)	Finance income

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018	2017
Interest on term deposits	76,202	90,270	60,012
Interest on loans to related parties	—	—	10,912
Other finance income	562	332	—

Total finance income	76,764	90,602	70,924

(b)	Finance costs

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018*	2017*
Interest accrued on bank loan (note 21(a))	(559,527)	(642,764)	(706,036)
Interest accrued on other loan (note 21(b))	(6,391)	(1,562)	—
Interest accrued on lease liabilities (note 23)	(32,941)	—	—
Other finance costs	(4,421)	—	—

Total finance costs	(603,280)	(644,326)	(706,036)

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

12.	Income taxes

(a)	Amounts recognized in profit or loss

As the Group generates most of its revenues and profits from operations in Russia, the Group’s applicable tax rate is the Russian corporate income tax rate of 20%.

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018	2017*
Current tax expense:
Current year	(923,760)	(738,549)	(507,454)
Recognition of provision for uncertain tax positions	(336,326)	—	—

Total current tax expense	(1,260,086)	(738,549)	(507,454)
Deferred tax reversal:
Origination and reversal of temporary differences	168,630	228,947	12,220
Reversal of deferred tax on unremitted earnings	447,034	—	—

Total deferred tax reversal	615,664	228,947	12,220
Derecognition of indemnification asset	—	—	(325,269)

Total income tax expense	(644,422)	(509,602)	(820,503)

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Notes to the Consolidated Financial Statements

In June 2019, the Group has reversed its deferred tax liability on unremitted earnings of RUB 447,034 thousand and recognized provision for uncertain tax positions of RUB 447,034 thousand due to change in the parent company tax residency status (see note 1(a)) and applicable income tax rate on dividends and based on the Group interpretations of tax laws.

In September and December 2019, the Group has partially reversed its provision for uncertain tax positions totaling RUB 110,708 thousand for uncertain tax positions related to the closed tax year.

The indemnification asset in the amount of RUB 325,269 thousand represents an indemnity given by Mail.Ru Group Limited when it has sold Headhunter business to the Group on February 24, 2016 against additional tax amounts of RUB 325,269 thousand which were recorded as deferred tax liabilities. The indemnity expired on August 24, 2017. As a result, a charge in the amount of RUB 325,269 thousand was recognized within income taxes in our consolidated statement of income or comprehensive income for the year ended December 31, 2017.

(b)	Income tax payable

(in thousands of Russian roubles)

	December 31, 2019	December 31, 2018
Current income tax payable	33,647	85,522
Provision for uncertain income tax positions (note 12(a))	336,326	—

Total income tax payable	369,974	85,522

(c)	Reconciliation of effective tax rate

(in thousands of Russian Roubles)

	For the year ended December 31,
	2019	2018	2017*
Profit before income tax	2,225,448	1,542,447	1,283,305

Income tax at 20% tax rate	(445,090)	(308,489)	(256,661)
Effect of tax rates in foreign jurisdictions	(23,408)	(40,204)	5,070
Withholding tax on intra-group dividend and unremitted earnings	60,436	39,879	(105,771)
Derecognition of indemnification asset	—	—	(325,269)
Non-taxable gain from sale of subsidiary (note 18)	—	766	87,823
Unrecognized deferred tax asset	(113,047)	(109,094)	(141,207)
Non-deductible interest expense	(18,421)	(49,149)	(48,079)
Non-deductible expenses related to management incentive agreement	(35,485)	(15,730)	(15,789)
Other net non-taxable income and (non-deductible expense)	(69,407)	(27,581)	(20,620)

Total income tax expense	(644,422)	(509,602)	(820,503)

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Notes to the Consolidated Financial Statements

(d)	Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

(in thousands of Russian roubles)

	December 31, 2019	December 31, 2018
Deferred tax assets:
Unused vacation accruals	8,614	7,297
Employee benefits	13,323	9,926
Contract liabilities	135,203	90,159
Trade and other payables	7,728	4,066
Right-of-use assets and lease liabilities	4,139	—
Deferred tax assets netting	(19,172)	(19,354)

Total deferred tax assets	149,835	92,094

Deferred tax liabilities:
Property and equipment	(9,696)	(6,895)
Intangible assets	(9,476)	(14,182)
Intangible assets identified on Acquisition	(512,804)	(595,962)
Deferred tax on intra-group dividends and unremitted earnings	—	(472,555)
Deferred tax liabilities netting	19,172	19,354

Total deferred tax liabilities	(512,804)	(1,070,240)

Net deferred tax liability	(362,969)	(978,146)

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

Unrecognized deferred tax assets as at December 31, 2019 were RUB 433,340 thousand (as at December 31, 2018 – RUB 320,293 thousand). They relate to tax losses of the Group’s subsidiaries. The tax losses do not expire under current Russian tax legislation. Deferred tax assets have not been recognised in respect of these tax losses because it is not probable that future taxable profit will be available against which the Group’s subsidiaries can utilise the benefits therefrom.

(e)	Movement in deferred tax balances

(in thousands of Russian Roubles)

	January 1, 2019	Recognized in profit or loss	Effect of movement in exchange rates	December 31, 2019
Property and equipment	(6,895)	(2,799)	(2)	(9,696)
Intangible assets	(610,144)	87,821	43	(522,280)
Unused vacation accruals	7,297	1,384	(67)	8,614
Employee benefits	9,926	3,448	(51)	13,323
Contract liabilities	90,159	45,453	(409)	135,203
Trade and other payables	4,066	3,667	(5)	7,728
Right-of-use assets and lease liabilities	—	4,135	4	4,139
Deferred tax on intra-group dividends and unremitted earnings	(472,555)	472,555	—	—

Net deferred tax liability	(978,146)	615,664	(487)	(362,969)

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

	January 1, 2018	Recognized in profit or loss	Effect of movement in exchange rates	December 31, 2018
Property and equipment	960	(7,855)	—	(6,895)
Intangible assets	(700,167)	90,007	16	(610,144)
Unused vacation accruals	6,091	1,196	10	7,297
Employee benefits	8,020	1,881	25	9,926
Contract liabilities	52,542	37,482	135	90,159
Trade and other payables	5,454	(1,381)	(7)	4,066
Deferred tax on intra-group dividends and unremitted earnings	(579,502)	106,947	—	(472,555)

Net deferred tax liability	(1,206,602)	228,277	179	(978,146)

*	The Group adopted IFRS 15 at January 1, 2018 using the full retrospective approach. Under the transition method chosen, comparative information is restated. See Note 4.

13.	Property and equipment

(in thousands of Russian Roubles)

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2019	116,596	100,306	29,139	246,041
Additions	65,431	123,152	197,459	386,042
Disposals	(7,870)	(7,154)	(16,796)	(31,820)
Foreign currency translation difference	—	(820)	(71)	(891)

Balance at December 31, 2019	174,157	215,484	209,731	599,372

Depreciation
Balance at January 1, 2019	43,662	56,234	12,335	112,231
Depreciation for the year	28,507	38,429	18,477	85,413
Disposals	(7,646)	(6,770)	(13,163)	(27,579)
Foreign currency translation difference	—	(425)	(12)	(437)

Balance at December 31, 2019	64,523	87,468	17,637	169,628

Net book value

At December 31, 2019	109,634	128,016	192,094	429,744

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2018	42,549	58,987	25,562	127,098
Additions	74,769	41,861	3,552	120,182
Disposals	(722)	—	—	(722)
Foreign currency translation difference	—	(542)	25	(517)

Balance at December 31, 2018	116,596	100,306	29,139	246,041

Depreciation
Balance at January 1, 2018	17,894	26,319	6,170	50,383
Depreciation for the year	26,490	29,915	6,159	62,564
Disposals	(722)	—	—	(722)
Foreign currency translation difference	—	—	6	6

Balance at December 31, 2018	43,662	56,234	12,335	112,231

Net book value

At December 31, 2018	72,934	44,072	16,804	133,810

14.	Intangible assets and goodwill

(in thousands of Russian Roubles)

	Goodwill	CV database	Non- contractual customer relationships	Trademarks and domains	Website software	Patents and copyrights	Other software, licenses and other	Total
Cost
Balance at January 1, 2019	6,989,255	635,605	2,043,760	1,519,855	198,620	4,440	53,303	11,444,838
Additions arising from internal development	—	—	—	—	31,930	—	—	31,930
Other additions	—	—	—	7,115	5,175	1,722	59,983	73,995
Disposals	—	—	—	—	(72,259)	(166)	(24,222)	(96,647)
Foreign currency translation difference	(35,072)	—	—	(81)	—	(261)	(321)	(35,735)

Balance at December 31, 2019	6,954,183	635,605	2,043,760	1,526,889	163,466	5,735	88,743	11,418,381

Amortization
Balance at January 1, 2019	—	172,164	579,065	430,630	95,932	2,841	20,346	1,300,978
Amortization for the year	—	63,561	204,376	152,411	46,794	1,776	54,621	523,539
Disposals	—	—	—	—	(69,013)	(166)	(24,222)	(93,401)
Foreign currency translation difference	—	—	—	(19)	—	(11)	(305)	(335)

Balance at December 31, 2019	—	235,725	783,441	583,022	73,713	4,440	50,440	1,730,781

Net book value

At December 31, 2019	6,954,183	399,880	1,260,319	943,867	89,753	1,295	38,303	9,687,600

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

	Goodwill	CV database	Non- contractual customer relationships	Trademarks and domains	Website software	Patents and copyrights	Other software, licenses and other	Total
Cost
Balance at January 1, 2018	6,963,369	594,263	2,043,760	1,519,849	217,231	3,013	84,764	11,426,249
Additions arising from internal development	—	—	—	—	48,072	—	—	48,072
Other additions	—	41,342	—	—	7,697	1,765	35,852	86,656
Disposals	—	—	—	—	(74,380)	(338)	(67,484)	(142,202)
Foreign currency translation difference	25,886	—	—	6	—	—	171	26,063

Balance at December 31, 2018	6,989,255	635,605	2,043,760	1,519,855	198,620	4,440	53,303	11,444,838

Amortization
Balance at January 1, 2018	—	108,948	374,689	278,639	108,468	1,195	46,598	918,537
Amortization for the year	—	63,216	204,376	151,985	61,075	1,652	41,162	523,466
Disposals	—	—	—	—	(73,611)	(6)	(67,484)	(141,101)
Foreign currency translation difference	—	—	—	6	—	—	70	76

Balance at December 31, 2018	—	172,164	579,065	430,630	95,932	2,841	20,346	1,300,978

Net book value

At December 31, 2018	6,989,255	463,441	1,464,695	1,089,225	102,688	1,599	32,957	10,143,860

Impairment test

Goodwill as at December 31, 2019 of RUB 6,954,183 thousand is attributable to the acquisition of 100% ownership interest in HeadHunter from Mail.Ru Group Limited (LSE: MAIL) in 2016.

Carrying amount of goodwill allocated to each of the CGUs:

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
“Russia” operating segment	6,607,362	6,607,362
“Kazakhstan” operating segment	164,853	183,554
“Belarus” operating segment	181,968	198,339

Total goodwill	6,954,183	6,989,255

At December 31, 2019 management estimated the recoverable amount of the Group’s cash-generating units (“CGU”). The recoverable amount of the CGU represented its fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares (Level 1). At December 31, 2019 the estimated recoverable amounts of all CGUs exceeded their carrying amounts. No reasonably possible change in the fair value less costs of disposal of CGUs would result in the impairment.

15.	Equity-accounted investees

On May 6, 2019, the Group has registered the 25.01% ownership interest in Russian HR technology company LLC “Skilaz” (hereinafter – Skillaz), which automates routine recruiting processes by implementing complex built-to-suit integration projects. The principal place of Skillaz’ business is Russia.

The Group concluded that it has significant influence over Skillaz as the Group has a power to participate in the financial and operating policy decisions through its representation in Skillaz’s General meeting of participants. Thus, the Group’s ownership interest in Skillaz represents an investment in an associate and accounted for it under the equity method starting May 6, 2019.

Notes to the Consolidated Financial Statements

In January 2020 the Group finalised purchase price allocation for Skillaz acquisition. The fair value of the identifiable assets and liabilities of Skillaz at the date of acquisition has been calculated with reference to its value in use (Level 3) and were as follows:

in thousands of Russian Roubles)

Fair value
Non-current assets	135,059
Current assets	100,714
Non-current liabilities	(20,168)
Current liabilities	(13,158)

Total net assets (100%)	202,447

Group’s share of net assets (25.01%)	50,632

The Group also has concluded option contracts to purchase the additional 40.01% ownership interest in LLC “Skilaz”, which are exercisable through the period from June 1, 2020 till June 30, 2021 (the call option). The fair value of the call option has been calculated using the Black Scholes Merton (“BSM”) pricing model as the date of acquisition and at the reporting date (Level 3), taking into account the terms and conditions on which the call option was acquired, and based on the expected business enterprise value at the acquisition date and at the reporting date. The key assumptions used in the estimation of the business enterprise value are consistent with the inputs in the impairment test as disclosed in note 15(i) below.

The weighted average assumptions used in the BSM pricing model were as follows: expected volatility – 40%, risk-free interest rate – 7%.

The fair value of the call option is RUB 25,341 thousand as of December 31, 2019 and presented within line “Other financial assets” in the consolidated statement of financial position.

Goodwill on transaction was calculated as the excess of the consideration transferred by the Group over the share in the fair value of the net assets acquired and the fair value of the call option.

Total
Call option	25,341
Group’s share of net assets (25.01%)	50,632
Goodwill	158,757

Cash consideration transferred	234,730

Goodwill related to the associate amounted to RUB 158,757 thousand and is included in the carrying amount of the investment in associate.

Goodwill is mainly attributable to the potential of Skillaz to further enhance its position in the Applicants Tracking Systems market, as well as prospects of potential synergies with the Group’s products.

The following table summarises the financial information of Skillaz as of December 31, 2019 and for the period from May 6, 2019 till December 31, 2019, as included in its own financial statements, adjusted for

Notes to the Consolidated Financial Statements

fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Skillaz.

(in thousands of Russian Roubles)

December 31, 2019
Percentage ownership interest	25.01%
Non-current assets	95,717
Current assets	70,697
Non-current liabilities	(26,606)
Current liabilities	(59,479)

Net assets (100%)	80,329

Group’s share of net assets (25.01%)	20,090
Goodwill	158,757

Carrying amount of the Group’s interest in associate	178,847

Period from May 6, 2019 till December 31, 2019
Revenue	67,701
Loss from continuing operations (100%)	(122,118)
Total comprehensive loss (100%)	(122,118)
Group’s share of total comprehensive loss (25.01%)	(30,542)

The associate had no contingent liabilities or capital commitments as at December 31, 2019.

(i)	Impairment test

The investment in associate was identified as a separate CGU. The recoverable amount of the CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the associate’s business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the associate’s business plan and based on the following key assumptions: revenue growth rates, EBITDA margin, discount rate, and terminal value growth rate. At December 31, 2019 the estimated recoverable amounts of the CGU exceeded its carrying amounts.

Revenue growth rates and EBITDA margin were forecasted taking into account the estimated sales volume and price growth for the next eight years taking into account an uncertainty associated with the start-up business. Management expects that the revenue will grow at a CAGR of 46% from 2019 to 2027. The expected EBITDA margin in 2027 is 20.6%. The pre-tax discount rate applied to the cash flow projections is 20.01%, the annual growth rate for the forecasted cash flows after 2027 year is 2.9%.

Management estimated that a decrease in revenues by 10%, or a decrease in EBITDA by 15%, or an increase in the discount rate by 5 percentage points would not result in impairment of the investment in the associate.

Notes to the Consolidated Financial Statements

16.	Trade and other receivables

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
Trade receivables	52,462	32,858
Taxes receivable	2,647	2
Other receivables	2,799	7,858

Total trade and other receivables	57,908	40,718

The Group has recognised allowance for impairment losses of RUB 3,781 thousand and RUB 3,902 thousand as at December 31, 2019 and 2018, respectively, within line “Trade and other receivables” in the consolidated statement of financial position.

17.	Cash and cash equivalents

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
Petty cash	860	165
Bank balances	2,012,424	2,788,772
Call deposits	75,931	72,173

Total cash and cash equivalents	2,089,215	2,861,110

Call deposits represent callable deposits with original maturities of three months or less. The Group’s exposure to interest rate risk and credit risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 25.

18.	Disposal of subsidiary

(a)	Disposal of HeadHunter LLC (Ukraine)

On April 26, 2018 the Group sold its 51% share in its subsidiary HeadHunter LLC (Ukraine), through which the Group has conducted operations in its “Ukraine” operating segment, to the minority shareholders for a consideration (to be received) of RUB 2,624 thousand and recognized a gain on disposal of subsidiary in the amount of RUB 6,131 thousand.

Notes to the Consolidated Financial Statements

Effect of disposal on the financial position of the Group

(in thousands of Russian Roubles)

For the year ended December 31, 2018
Consideration to be received	2,624
Less net liabilities, including:
Assets disposed	(19,162)
Liabilities disposed	26,756

Total net liabilities	7,594
Less currency translation reserve released on disposal	44
Less non-controlling interest disposed	(4,131)

Gain on disposal of subsidiary	6,131

Consideration received, satisfied in cash	—
Cash and cash equivalents disposed of	(10,847)

Net cash outflow	(10,847)

The consideration will be received in accordance with the payment schedule starting from October 1, 2020 and ending by March 31, 2023. The discounted amount of the non-current portion of the consideration to be received is presented within “Other non-current assets” in the consolidated financial statements.

Results from operations of subsidiary disposed

(in thousands of Russian Roubles)

	For the year ended December 31,
	2018	2017
Revenue	16,484	39,395
Operating costs and expenses (exclusive of depreciation and amortization)	(23,770)	(38,092)
Depreciation and amortization	(101)	(245)

Operating (loss)/income	(7,387)	1,058
Net foreign exchange gain	231	670

(Loss)/profit before income tax	(7,156)	1,728
Income tax recovery/(expense)	670	(345)

Net (loss)/income for the year	(6,486)	1,383

Attributable to:
Owners of the Company	(3,308)	706
Non-controlling interest	(3,178)	678

(b)	Disposal of CV Keskus OU

On March 29, 2017, the Group sold its 100% share in its subsidiary CV Keskus OU, through which the Group has conducted its operations in Estonia, Latvia and Lithuania, to a third party for the consideration of RUB 797,352 thousand.

The gain on disposal included in the profit before income tax for the year ended December 31, 2017 amounted to RUB 439,115 thousand.

Notes to the Consolidated Financial Statements

Effect of disposal on the financial position of the Group

(in thousands of Russian Roubles)

For the year ended December 31, 2017
Cash received	797,352
Less settlement of loan	(30,658)
Less net assets, including:
Assets held for sale	(358,976)
Liabilities held for sale	115,683

Total net assets	(243,293)
Less currency translation reserve released on disposal	(84,286)

Gain on disposal of subsidiary	439,115

Consideration received, satisfied in cash	797,352
Cash and cash equivalents disposed of	(32,775)

Net cash inflow	764,577

Results from operations of subsidiary disposed

(in thousands of Russian Roubles)

For the year ended December 31, 2017
Revenue	54,191
Operating costs and expenses (exclusive of depreciation and amortization)	(38,307)
Depreciation and amortization	—

Operating income	15,884
Net finance costs	(2)

Profit before income tax	15,882
Income tax	—

Net income for the year	15,882

19.	Capital and reserves

(a)	Share capital

(Number of shares, unless stated otherwise)
	December 31, 2019	December 31, 2018
Number of shares issued	50,000,000	50,000,000
Number of shares authorized	60,000,000	50,000,000
Par value	EUR 0.002	EUR 0.002

Share capital, RUB thousands	8,547	8,547

The Company issued 1,000 ordinary shares on May 28, 2014 in exchange for contribution in cash of RUB 47 thousand that were allocated to Share capital and 99,000 ordinary shares on February 24, 2016 in exchange for contribution in cash of RUB 5,000,000 thousand, of which RUB 8,500 thousand were allocated to Share capital and RUB 4,991,500 thousand to Share premium.

Notes to the Consolidated Financial Statements

All shares issued are fully paid.

On March 1, 2018 the Registrar of Companies of Cyprus registered the subdivision of the existing Company’s share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each.

On October 24, 2019, the shareholders approved the increase of the authorized share capital of the Company from 50,000,000 shares to 60,000,000 shares.

(b)	Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

(c)	Share premium

As at December 31, 2017 the share premium included a contribution of RUB 4,991,500 thousand received from shareholders on February 24, 2016 and an amount of RUB 91,998 thousand attributable to the management incentive agreement.

On January 29, 2018 the District Court of Nicosia (Cyprus) has issued a court order ratifying the reduction of the share premium of the Company by RUB 3,422,874 thousand. On February 16, 2018 the Registrar of Companies of Cyprus has registered the reduction of the Group’s share premium by RUB 3,422,874 thousand based on the shareholders resolution and the court order. This reduction was offset against retained earnings.

As at December 31, 2018 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 160,774 thousand attributable to the management incentive agreement (see note 20(a)).

As at December 31, 2019 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 295,251 thousand attributable to the equity-settled awards (see note 20(a) and 29(b)).

(d)	Distributions to shareholders and non-controlling interest

(i)	Distributions to shareholders

On May 28, 2019 the Board of Directors has approved dividend of $0.36 per share for the year ended December 31, 2018, which amounted to $18,000,000 or RUB 1,160,345 thousand. The dividends were paid to shareholders in July 2019.

During the year ended December 31, 2017 the Group made distributions to shareholders of RUB 3,375,197 thousand, partly financed with the loan in the amount of RUB 2,000,000 thousand obtained on October 5, 2017 from PJSC ‘VTB Bank’ (see note 21(a)) and partly offset by the outstanding shareholder loans granted in 2016.

(ii)	Distributions to non-controlling interest

The Group subsidiaries in Kazakhstan and Belarus have declared dividends to the Group and to the non-controlling interest. Dividends declared by these entities to non-controlling shareholders amounted to RUB 126,460 thousand for the year ended December 31, 2019, RUB 79,850 thousand for the year ended December 31, 2018 and RUB 53,029 thousand for year ended December 31, 2017. Dividends settled by these entities to non-controlling shareholders (including withholding tax) amounted to RUB 131,456 thousand for the year ended December 31, 2019, RUB 77,629 thousand for the year ended December 31, 2018 and RUB 49,804 thousand for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements

(e)	Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(f)	Equity of parent company

Capital and reserves of the parent company HeadHunter Group PLC as at December 31, 2019 in accordance with local GAAP are presented in the table below.

(in thousands of Russian Roubles)

December 31, 2019
Share capital	8,547
Share premium	1,581,467
Other reserves	(61)
Retained earnings	1,593,391

Total equity	3,183,344

20.	Management incentive agreement

(a)	Equity-settled awards

(i)	2016 HeadHunter Unit Option Plan

In 2016, the shareholders of the Group established an incentive program that provides key management of the Group with rights to receive cash payments if a “liquidity event” occurs. “Liquidity event” includes either an Initial Public Offering (hereinafter – “IPO”) or Sale (initial or subsequent) of the Company’s shares by shareholders. The amount of payment is conditional on share price at the date of the liquidity event. In the initial plan the participants of the program were not entitled to receive shares of the Company. The Group has no liability to make cash payments to management, therefore the program was classified by the Group as equity-settled.

The following awards were issued as at December 31, 2019:

Awards series	Number of units	Grant date	Exercise price (per unit)	Fair value at grant date
			RUB’000	RUB’000
Series 1	801	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	25,511
Series 3	15	September 1, 2017	900	15,415
Series 4	12	December 1, 2017	900	13,070
Series 5	8	March 1, 2018	900	8,478
Series 6	14	May 28, 2019	500	27,671
Series 7	20	May 28, 2019	1,250	22,191

A unit is defined in the 2016 HeadHunter Unit Option Plan as 0.005% of net proceeds from a “liquidity event”.

The fair value of the awards of Series 1 – Series 5, which were granted before the completion of the IPO, was estimated at the grant date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the awards were granted. The fair value of the awards was calculated based on the expected business enterprise value at the grant date.

Notes to the Consolidated Financial Statements

The weighted average assumptions used in the BSM pricing model for grants made were as follows:

	Awards series
	Series 1	Series 2	Series 3	Series 4	Series 5
Expected volatility	39%	39%	39%	39%	39%
Expected dividend yield	—	—	—	—	—
Risk-free interest rate	7.7%	7.7%	7.7%	7.3%	6.4%
Expected life at grant date (years)	5.66	3.24	3.24	2.99	1.66

Expected volatility was calculated based on actual experience of similar entities that have traded equity instruments.

The fair value of the awards of Series 6 – Series 7, which were granted after the completion of the IPO, is estimated at the grant date using the market price of the underlying shares, taking into account the terms and conditions on which the awards were granted.

The movement of the awards of Series 1 – 7 were as follows:

	For the year ended December 31,
	2019	2018
Outstanding at beginning of the period (units)	886	878
Granted during the period (units)	34	8
Forfeited during the period (units)	(30)	—
Exercised during the period (units)	—	—
Expired during the period (units)	—	—

Outstanding at end of the period (units)	890	886

In April 2018 and March 2019 the Group amended the 2016 HeadHunter Unit Option Plan. In accordance with the amended Plan, if an IPO occurs, 25% of the awards will vest on the date of IPO and will be paid by the shareholders in cash and 18.75% will vest on each of the first, second, third and fourth anniversaries of IPO, and each will be settled in equity by the Company. The modification of the Plan did not change the classification of the awards as equity-settled.

The modification of the Plan was not beneficial to most participants of the program who received awards of Series 1. The modification of the Plan was beneficial to the participants who received awards of Series 2 – Series 5. The incremental fair value of RUB 10,815 thousand was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period.

In June 2019, the Group further amended the 2016 HeadHunter Unit Option Plan. As the result of this amendment, the participants of awards of Series 1– Series 7 became unconditionally entitled to additional lump sum payment. This amendment was beneficial to the participants. The fair value of the additional award of RUB 28 million was recognized in the year ended December 31, 2019.

As a result of completion of the IPO on May 8, 2019, 25% of the awards of Series 1 – Series 7 were vested and subsequently settled in cash by shareholders.

Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan amounted to RUB 88,438 thousand for the year ended December 31, 2019, RUB 68,776 thousand for the year ended December 31, 2018, and RUB 74,851 thousand for the year ended December 31, 2017, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

Notes to the Consolidated Financial Statements

The social taxes accrued amounted to RUB 40,548 thousand for the year ended December 31, 2019, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the years ended December 31, 2018 and December 31, 2017 – nil). The related liability of RUB 40,548 thousand (as at December 31, 2018 and December 31, 2017 – nil) is presented within ‘Provisions’ in the statement of financial position.

(ii)	2018 Unit Option Plan

In 2018, the shareholders of the Group established an incentive program that provides key management of the Group with rights to receive shares. The amount of payment is conditional on share price at the vesting date. The share options vest if the average share price exceed the exercise price at the vesting date and the participant remains employed on such date. The awards vest in instalments over the vesting period, being 20% after 3 years in service from the grant date and 20% annually thereafter, resulting in full vesting in 7 years. The programme assumes grant of up to 600 units, and a unit is defined as 0.005% of the number of issued ordinary shares of the Company.

The Group has no liability to make cash payments to management, therefore the program is classified by the Group as equity-settled in these consolidated financial statements.

On May 28, 2019 the Board of Directors approved the first grant of 300 units under the 2018 Unit Option Plan.

The fair value of the awards is estimated at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions on which the awards were granted. The model simulates the market price of the underlying shares and compares it against the exercise price. The exercise price of the share options is equal to the IPO price.

The weighted average assumptions used in the Monte-Carlo pricing model for the award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	1.53%	1.53%	1.53%	1.53%	1.53%
Risk-free interest rate	1.74%	1.77%	1.80%	1.86%	1.92%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	763	859	932	996	1,028
Total fair value, in thousands of Russian Roubles	44,205	49,815	54,036	57,738	59,600

Expected volatility is calculated based on actual experience of similar entities that have traded equity instruments.

The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date.

The forfeiture rate is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

There were no exercised, forfeitured or expired awards during the year ended December 31, 2019.

There were no cancellations of the awards during the year ended December 31, 2019.

Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan amounted to RUB 33,196 thousand for the year ended December 31, 2019, and are included in ‘Operating costs and

Notes to the Consolidated Financial Statements

expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

The social taxes accrued amounted to RUB 1,746 thousand for the year ended December 31, 2019, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of RUB 1,746 thousand is presented within ‘Provisions’ in the statement of financial position.

(b)	Cash-settled awards

In August 2017 the Group established a cash-settled management incentive program that provides the right to receive cash payments if an IPO or strategic sale (hereinafter – “the event”) occurs. The amount of payment is conditional on share price at the date of the event. The Group has liability to make cash payments, therefore the program is classified by the Group as cash-settled in the consolidated financial statements.

The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2).

The fair value of the awards were estimated, at the grant date and at the end of each reporting period until the completion of the IPO, using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the award was granted.

As a result of completion of the IPO on May 8, 2019, the Award 1 has been vested and settled during the year ended December 31, 2019 in the amount of RUB 19,568 thousand.

As of December 31, 2019 the fair value of the Award 2 is estimated using the average price of the Group’s ordinary shares on the NASDAQ Global Select Market for the period from May 8, 2019 through December 31, 2019 and amounted to RUB 27,269 thousand (as of December 31, 2018 – RUB 15,589 thousand).

Total employee expenses (excluding social taxes) arising from the cash-settled management incentive program amounted to RUB 29,462 thousand for the year ended December 31, 2019, RUB 9,872 thousand for the year ended December 31, 2018, and RUB 4,095 thousand for the year ended December 31, 2017, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of RUB 23,861 thousand (as at December 31, 2018 – RUB 13,967 thousand, as at December 31, 2017 – RUB 4,095 thousand) is presented within ‘Current trade and other payables – Payables to employees’ (note 22).

The social taxes accrued amounted to RUB 3,603 thousand for the year ended December 31, 2019, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the years ended December 31, 2018 and December 31, 2017 – nil). The related liability of RUB 3,603 thousand (as at December 31, 2018 – nil) is presented within ‘Provisions’ in the statement of financial position.

Notes to the Consolidated Financial Statements

21.	Loans and borrowings

Loans and borrowings of the Group are presented in the table below.

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
Long-term loans and borrowings:
Bank loan	4,064,501	5,203,692

Total	4,064,501	5,203,692

Current loans and borrowings:
Bank loan – current portion	1,064,554	962,362
Bank loan – interest	—	—
Other loan – principal	—	270,000
Other loan – interest	—	1,562

Total	1,064,554	1,233,924

(a)	Bank loan

The Group’s loans and borrowings at December 31, 2019 are represented by a RUB 7 billion bank loan facility which is provided by a major state-owned bank PJSC ‘VTB Bank’. The bank loan amounting to RUB 5 billion was obtained by the Group in May 2016 to finance the acquisition of 100% ownership interest in HeadHunter from Mail.Ru Group Limited (LSE: MAIL). On October 5, 2017 the Group entered into a supplemental agreement which increased the amount of the bank loan facility from RUB 5 billion to RUB 7 billion and distributed RUB 2 billion to shareholders.

The major terms of the loan are as follows:

•	Interest rate: Central Bank of Russia Key Rate + 2%;

•	Ultimate maturity: October 2022;

•

Principal financial covenants: the ratio of net debt to EBITDA (as defined in the loan agreement), the ratio of EBITDA to interest expense, the minimum amount of revenue, and the minimum amount of cash sales.

On April 22, 2019, the Group signed a new amendment agreement to the Credit Facility, which provides, among other things, for a new tranche in the amount of RUB 3 billion, which expired on August 20, 2019 and was unused.

As at December 31, 2019 and 2018 the Group was compliant with all financial and other covenants per the loan agreement.

The loan is collateralized with shares of Headhunter FSU Limited, and participation interests in Headhunter LLC (Russia) and Zemenik LLC, the above-mentioned entities being key holding and operating entities of the Group.

The loan agreement includes various legal restrictions including change of control provisions, issuance of capital, restructuring, restrictions/consent on limits of shareholder distributions, and sale and purchase of assets.

The carrying amounts of the bank loan approximated their fair values at each reporting date.

Notes to the Consolidated Financial Statements

(b)	Other loan

On March 13, 2019, the Group has fully repaid the loan of RUB 270 million which was obtained by the Group in December 2018 from an associate of a non-controlling shareholder with significant influence on the Group as of December 31, 2019.

(c)	Reconciliation of movements of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

(in thousands of Russian Roubles)

	Bank and other loans and borrowings (notes 21 (a), 21(b))	Lease liabilities (note 23)*	Dividends payables to shareholders (note 19(d))	Dividends payables to non- controlling interests (notes 19(d), 22)	Total
Balance at January 1, 2019	6,437,616	343,455	—	5,916	6,786,987
Changes from financing cash flows
Bank loan repaid	(1,055,000)	—	—	—	(1,055,000)
Other loan repaid	(270,000)	—	—	—	(270,000)
Acquisition of non-controlling interest	—	—	—	(2,107)	(2,107)
Dividends paid	—	—	(1,133,501)	(131,456)	(1,264,957)
Repayment of lease liabilities	—	(61,376)	—	—	(61,376)

Total changes from financing cash flows	(1,325,000)	(61,376)	(1,133,501)	(133,563)	(2,653,440)

Other changes
Interest accrued	565,918	32,941	—	—	598,859
Interest paid	(549,479)	(32,941)	—	—	(582,420)
New leases, including modifications	—	9,147	—	—	9,147
Distributions to shareholders and non-controlling interest	—	—	1,160,345	126,460	1,286,805
Forex gain	—	—	(26,844)	—	(26,844)
Foreign currency translation differences	—	(608)	—	1,187	579

Total other changes	16,439	8,539	1,133,501	127,647	1,286,126

Balance at December 31, 2019	5,129,055	290,618	—	—	5,419,673

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

	Bank and other loans and borrowings (notes 21 (a), 21(b))	Dividends payables to non- controlling interests (note 19(d))	Total
Balance at January 1, 2018	6,837,293	3,225	6,840,518
Changes from financing cash flows
Other loan received	270,000	—	270,000
Bank loan repaid	(690,000)	—	(690,000)
Dividends paid	—	(77,629)	(77,629)

Total changes from financing cash flows	(420,000)	(77,629)	(497,629)

Other changes
Interest accrued	644,326	—	644,326
Interest paid	(624,003)	—	(624,003)
Foreign currency translation differences	—	470	470
Distributions to shareholders and non-controlling interest	—	79,850	79,850

Total liability related other changes	20,323	80,320	100,643

Balance at December 31, 2018	6,437,616	5,916	6,443,532

(in thousands of Russian Roubles)

	Bank loan (notes 21 (a), 21(b))	Payables to shareholders (note 19 (d))	Dividends payable to non- controlling interest (notes 22, 19 (d))	Total
Balance at January 1, 2017	4,909,099	—	—	4,909,099
Changes from financing cash flows
Bank loan received	2,000,000	—	—	2,000,000
Bank loan origination fees	(14,412)	—	—	(14,412)
Bank loan repaid	(100,000)	—	—	(100,000)
Distribution to shareholders	—	(3,109,631)	—	(3,109,631)
Dividends paid to non-controlling interest	—	—	(49,804)	(49,804)

Total changes from financing cash flows	1,885,588	(3,109,631)	(49,804)	(1,273,847)

Other changes
Interest accrued	706,036	—	—	706,036
Interest paid	(663,430)	—	—	(663,430)
Distributions to shareholders and non-controlling interest	—	3,375,197	53,029	3,428,226
Offset of shareholders’ loans	—	(265,566)	—	(265,566)

Total liability related other changes	42,606	3,109,631	53,029	3,205,266

Balance at December 31, 2017	6,837,293	—	3,225	6,840,518

Notes to the Consolidated Financial Statements

22.	Trade and other payables

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
Non-current trade and other payables
Payables to employees	4,239	13,967

Total	4,239	13,967

Current trade and other payables
Taxes payable	424,322	342,881
Trade payables	109,487	83,311
IPO-related accrued expenses	2,414	39,215
Payables to employees	214,548	164,069
Dividends payable to non-controlling interest	—	5,916
Other payables	29,448	20,485

Total	780,219	655,877

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 25.

23.	Leases

The Group leases several office premises.

See accounting policy in Notes 4 and 5.

(i)	Right-of-use assets

(in thousands of Russian Roubles)

Total
Balance at January 1, 2019	345,051
Additions to right-of-use assets	6,391
Modification of right-of use assets	2,756
Depreciation charge for the year	(74,365)
Translation difference	(584)

Balance at December 31, 2019	279,249

Notes to the Consolidated Financial Statements

(ii)	Lease liabilities

(in thousands of Russian Roubles)

Total
Balance at January 1, 2019	343,455
New leases	6,391
Modification of leases	2,756
Interest on lease liabilities	32,941
Payment of interest on lease liabilities	(32,941)
Payment of lease liabilities	(61,376)
Translation difference	(608)

Balance at December 31, 2019	290,618

including:
Current portion	59,816
Non-current portion	230,802

(iii)	Amounts recognized in the consolidated statement of income and comprehensive income

(in thousands of Russian Roubles)

2019
Leases under IFRS 16
Interest on lease liabilities	32,941
Depreciation charge on right-of-use assets	74,365
Expenses relating to short-term leases	16,394

Total	123,700

2018
Operating leases under IAS 17
Lease expense	84,638

(iv)	Amounts recognized in the consolidated statement of cash flows

(in thousands of Russian Roubles)

2019
Total cash outflow for leases	110,710

24.	Other liabilities

In connection with IPO, the Group have signed the Deposit Agreement for the five years from May 8, 2019 till May 8, 2024, in accordance with which the Group has received the advance in the amount of RUB 169,780 thousand from the depositary as a consideration for the serving as a sole depositary of the Group’s ADSs during the contract period. The income is recognized on a straight-line basis over the period of the contract (taking into account the significant financing component) and totalling RUB 22,095 thousand for the year ended December 31, 2019. The income is presented within line “Other income” in the consolidated statement of income and other comprehensive income.

Notes to the Consolidated Financial Statements

The advance is presented within line “Non-current other liabilities” and “Current other liabilities” in the consolidated statement of financial position, and a change in the other liabilities relating to the Deposit Agreement of RUB 147,685 thousand is included in the line “Change in other liabilities” in the consolidated statement of cash flows.

(in thousands of Russian Roubles)

	December 31, 2019	December 31, 2018
Non-current other liabilities
Advance from depositary	126,828	—

Total	126,828	—

Current other liabilities
Advance from depositary – current portion	23,880	—

Total	23,880	—

25.	Financial instruments and risk management

The Group’s principal financial instruments are cash and cash equivalents. Other financial assets and liabilities include trade and other receivables and trade and other payables. Substantially all of the financial assets are neither past due nor impaired.

(a)	Capital management policy

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares.

According to the bank loan agreement (see note 21(a)), the Group is required to maintain positive net assets in its subsidiaries on unconsolidated level.

(b)	Credit risk

Credit risk is the risk that a counterparty of the Group fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

(in thousands of Russian Roubles)

	Carrying amount as at December 31,
	2019	2018
Trade receivables	52,462	32,858
Cash and cash equivalents	2,089,215	2,861,110

Total	2,141,677	2,893,968

Trade receivables represent amounts owed by customers to the Group for the services provided. The Group’s customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

Notes to the Consolidated Financial Statements

Cash and cash equivalents of the Group are primarily kept with Russian banks JSC ‘ALFA-BANK’ (credit ratings: Moody’s – Ba1, S&P – BB+) and PJSC ‘VTB Bank’ (credit ratings: S&P – A3). The Group limits its exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.

(c)	Currency risk

The Group’s exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group’s subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group’s companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). The net assets denominated in foreign currency mainly relate USD-denominated cash balances.

The Group’s exposure to foreign currency risk was as follows:

(in thousands of Russian Roubles)

	December 31, 2019
	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	627,824	10	—	4	9,772
Trade and other payables	(6,781)	(3,154)	—	(253)	(102)

Net exposure	621,043	(3,144)	—	(249)	9,670

(in thousands of Russian Roubles)

	December 31, 2018
	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	27,192	4,361	—	—	8,317
Trade and other payables	(34,358)	(10,006)	(1,512)	—	—
Net assets /(liabilities) related to intra-group loans	—	—	(100,143)	5,984	—

Net exposure	(7,166)	(5,645)	(101,655)	5,984	8,317

Sensitivity analysis

The Group estimates that an appreciation of USD relative to the RUB by 10% would result in RUB 62,104 thousand gain before tax and increase of equity as at December 31, 2019 (as of December 31, 2018 – loss of RUB 717 thousand).

The Group has no exposure to the Kazakhstan Tenge (“KZT”) as at December 31, 2019.

The Group estimates that an appreciation of KZT relative to the RUB by 10% would result in RUB 10,166 thousand loss before tax and decrease of equity as at December 31, 2018.

The Group estimates that an appreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2019 and December 31, 2018.

The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by the underlying operations of the Group. In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level.

Notes to the Consolidated Financial Statements

(d)	Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their future cash flows or fair value (see note 21 (a)). Management does not have a formal policy of determining how much of the Group’s exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

The Group is exposed to interest risk primarily on its loan from PJSC “VTB Bank”, which bears interest rate equal to Central Bank of Russia Key Rate + 2% (before October 5, 2017 – Central Bank of Russia Key Rate + 3.7%) as described in Note 21. A reasonably possible increase of Central Bank of Russia Key Rate by 2 percentage points in 2019 would have decreased net income and equity by RUB 115,834 thousand for the year ended December 31, 2019.

(e)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liabilities of the Group exposed to liquidity risk are mainly consisting of bank loans payable, lease payables and trade and other payables repayable in the period less than one year (see notes 21, 22 and 23).

The Group manages liquidity risk by constantly reviewing forecasted cash flows to ensure that the Group has sufficient liquidity to maintain necessary capital expenditures and service the Group’s debt without incurring temporary cash shortfalls.

As at December 31, 2019 the Group’s current liabilities exceeded current assets by RUB 2,425,885 thousand. The Group’s current liabilities were mainly represented by contract liabilities of RUB 2,367,416 thousand. Due to the nature of the Group’s business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. The Group expects that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to the Group’s business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

(in thousands of Russian Roubles)

At December 31, 2019

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	5,129,055	5,800,010	1,472,827	3,136,545	1,190,638
Lease liabilities	290,618	345,663	83,654	89,377	172,632
Trade and other payables	360,136	360,136	355,897	—	4,239

Total:	5,779,809	6,505,809	1,912,378	3,225,922	1,367,509

Notes to the Consolidated Financial Statements

(in thousands of Russian Roubles)

At December 31, 2018

		Contractual cash flows
	Carrying amount	Total	Less than 1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	6,166,054	7,538,193	1,544,807	1,544,650	4,448,736
Other loan	271,562	279,551	279,551	—	—
Trade and other payables	307,080	307,080	307,080	—	—

Total	6,744,696	8,124,824	2,131,438	1,544,650	4,448,736

It is not expected that the cash outflows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

26.	Significant subsidiaries

	Country of incorporation	December 31, 2019	December 31, 2018	December 31, 2017
Headhunter LLC	Russia	100%	100%	100%
Zemenik LLC	Russia	100%	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%	66%
100 Rabot TUT LLC[1]	Belarus	50%	50%	50%
Headhunter LLC[2]	Ukraine	—	—	51%

[1]

The Group includes the operations of 100 Rabot TUT LLC in its consolidated financial statements because it has the power to direct the operations of the subsidiary at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company.

[2]	Disposed of in April 2018 (see note 18).

27.	Commitments

The Group is committed to incur capital expenditure related to renovation of its office premises of RUB 9,648 thousand (as of December 31, 2018 – RUB 40,653 thousands). These commitments are expected to be settled in 2020. See also note 30.

28.	Contingencies

(a)	Insurance

The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its business interruption or third party liability in respect of damage relating to Group operations, however, it has coverage against IPO-related claims. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group’s operations and financial position.

(b)	Taxation contingencies

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities.

Notes to the Consolidated Financial Statements

Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation.

In addition, changes aimed at regulating tax consequences of transactions with foreign companies have been introduced, such as concept of beneficial ownership of income, taxation of controlled foreign companies, tax residency rules, etc. These changes may potentially impact the Group’s tax position and create additional tax risks. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances.

All these circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

Also, in accordance with latest court practice and recent changes to the Russian tax legislation on unjustified tax benefits there is a risk that tax authorities may successfully challenge the legal form of certain transactions of the Group and apply tax treatment based on the perceived economic substance.

Management estimated tax contingencies of approximately RUB 871 million as at December 31, 2019 connected with development of the above mentioned practices and interpretations (as at December 31, 2018: RUB 719 million).

29.	Related parties

Before completion of the IPO, the Group was controlled by immediate parent HIGHWORLD INVESTMENTS LTD and ultimate parent ELBRUS CAPITAL FUND II, L.P. After completion of the IPO, HIGHWORLD INVESTMENTS LTD owns 37.499994% of the shares and ELQ Investors VIII Limited owns 24.999996%, and both have significant influence on the Group.

(a)	Transactions with Key management

Key management comprises the Chief Executive Officer, Chief Marketing Officer, Chief Financial Officer, Chief Strategy Officer, Chief Business Development Officer, Chief Product Officer and Chief Commercial Officer, who make all key decisions regarding running the business.

Key management received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

(in thousands of Russian Roubles)

	For the years ended December 31,
	2019	2018	2017
Salary and bonus	116,784	129,194	80,627
Management incentive agreement, including related social taxes	167,004	53,290	61,207
Pension contributions	12,825	13,432	10,583
Other social contributions	6,404	6,824	4,950

Total remuneration	303,017	202,740	157,367

Notes to the Consolidated Financial Statements

(b)	Transactions with Board of Directors

Starting May 8, 2019, the Board of Directors comprises of nine members, including the three independent directors, who oversee the operations of the Group and supervise the policies of key management and the affairs of the Group.

The Board of Directors received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

(in thousands of Russian Roubles)

	For the years ended December 31
	2019	2018	2017
Cash compensation	17,281	—	—
Equity awards	15,025	—	—
Pension contributions	2,930	—	—
Other social contributions	195	—	—

Total remuneration	35,431	—	—

(c)	Transactions with other related parties

The Group’s other related party transactions mostly relate to the provision of services to subsidiaries of our shareholders.

The Group’s transactions with other related parties are disclosed below.

(in thousands of Russian Roubles)

	Loans granted to related parties		Services provided to and received from related parties
	Amounts owed by related parties	Interest income	Services provided to related parties	Amounts owed by related parties	Services received from related parties		Amounts owed to related parties
For the year ended and as of December 31, 2019
Shareholders of the Group	—	—	—	—	9,309	*	—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	7,448	—	—		270

	—	—	7,448	—	9,309		270

For the year ended and as of December 31, 2018
Shareholders of the Group	—	—	—	1,129	—		—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	2,593	—	—		1,478

	—	—	2,593	1,129	—		1,478

Notes to the Consolidated Financial Statements

	Loans granted to related parties		Services provided to and received from related parties
	Amounts owed by related parties	Interest income	Services provided to related parties	Amounts owed by related parties	Services received from related parties	Amounts owed to related parties
For the year ended and as of December 31, 2017
Shareholders of the Group	—	10,733	—	—	—	—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	3,313	—	—	1,461
Minority shareholders	—	179	—	—	—	—

	—	10,912	3,313	—	—	1,461

*	Represents reimbursement of road show expenses incurred by Goldman Sachs & Co. LLC in the course of the Group’s IPO.

All related party transactions were made in accordance with contractual terms and conditions agreed between the parties.

30.	Subsequent events

In addition to the commitments disclosed in note 27, on January 31, 2020 the Group concluded contract related to renovation of its office premises of RUB 65,082 thousand. These commitments are expected to be settled in 2020.

On March 11, 2020, the Board of Directors approved an interim dividend of $0.50 per share, which amounted to $25,000,000 or RUB 1,800,520 thousand. The dividends will be paid to shareholders in April 2020.

31.	New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements.

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).

•	Definition of Material (Amendments to IAS 1 and IAS 8).

•	IFRS 17 Insurance Contracts.

•	Interest Rate Benchmarking Reform (Amendments to IFRS 9, IAS 39 and IFRS 7).