Form 20-F/A
period 2019-12-31
HeadHunter Group PLC
filed 2020-04-13
CIK 1721181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F of HeadHunter Group PLC (“the Company”) amends the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on March 16, 2020. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 contains interactive data files in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, modify, update or restate any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to March 16, 2020.

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

PART III

Item 19. Exhibits

Exhibit No.	Description

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F on its behalf.

HeadHunter Group PLC

Date: April 13, 2020	By:	/s/ Mikhail Zhukov
Name: Mikhail Zhukov
Title: Chief Executive Officer

	By:	/s/ Grigorii Moiseev
Name: Grigorii Moiseev
Title: Chief Financial Officer