Form 20-F
period 2020-12-31
HeadHunter Group PLC
filed 2021-03-26
CIK 1721181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 001-38882

HeadHunter Group PLC (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Cyprus (Jurisdiction of incorporation or organization)
9/10 Godovikova St. Moscow, 129085, Russia (Address of principal executive offices)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital stock or common stock as of the close of the period covered by the annual report. 50,317,860 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

ABOUT THIS ANNUAL REPORT

        Except where the context otherwise requires or where otherwise indicated in this Annual Report, the terms "Zemenik Trading Limited," "HeadHunter," the "Company," "Group," "we," "us," "our," "our company" and "our business" refer to HeadHunter Group PLC, together with its consolidated subsidiaries as a consolidated entity.

        All references in this Annual Report to "rubles," "RUB" or " " "refer to Russian rubles, the terms "dollar," "USD" or "$" refer to U.S. dollars and the terms "€" or "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        We report under International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board (the "IASB"). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

        On February 24, 2016, Zemenik Trading Limited, which we converted into HeadHunter Group PLC prior to our initial public offering on May 8, 2019 (our "IPO"), acquired all of the outstanding equity interests of Headhunter FSU Limited (the "Acquisition") from Mail.Ru Group Limited (LSE: MAIL) ("Mail.Ru").

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

        On December 25, 2020, we completed an acquisition of 100% of the issued charter capital of LLC "Zarplata.ru" ("Zarplata.ru") from Hearst Shkulev Digital Regional Network B.V. Unless otherwise specified, our operational metrics presented in this Annual Report, including the number of CVs in our CV database, the number of job postings on our platform, personnel headcount, internet traffic and other exclude information for Zarplata.ru. See also Item 5. "Operating and Financial Review and Prospects—Segments" for more information about the impact on our financial presentation for future periods.

Use of Non-IFRS Financial Measures

        Certain parts of this Annual Report contain non-IFRS financial measures, including, among others, EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization). We define:

  •
  EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest (income)/expense; and (3) depreciation and amortization.

  •
  Adjusted EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest expense/(income); (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) (gain)/loss on the disposal of subsidiary; (6) transaction costs related to disposal of subsidiary; (7) expenses related to equity-settled awards, including related social taxes; (8) IPO-related costs; (9) insurance expenses related to the IPO; (10) (income) from the depositary; (11) one-off litigation settlement and related legal costs; (12) share of (profit)/loss of equity-accounted investees; and (13) secondary public offering ("SPO") related costs.

  •
  Adjusted Net Income as net income/(loss) plus: (1) transaction costs related to business combinations; (2) (gain)/loss on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) expenses related to equity-settled awards, including related social taxes; (5) IPO-related costs; (6) insurance expenses related to IPO; (7) (income) from the depositary; (8) one-off litigation settlement and related legal costs; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized upon the acquisition by HeadHunter Group PLC of the outstanding equity interests of HeadHunter FSU Limited from Mail.Ru Group Limited (the "Acquisition"); (11) the tax effect of the adjustment described in (10); (12) (gain)/ loss related to the remeasurement and expiration of a tax indemnification asset; (13) net (gain)/loss on financial assets measured at fair value through profit and loss; and (14) secondary public offering ("SPO") related costs.

  •
  EBITDA Margin as EBITDA divided by revenue.

  •
  Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

  •
  Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

  •
  Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as Operating Costs and Expenses (Exclusive of Depreciation and Amortization) plus: (1) transaction costs related to business combinations; (2) expenses related to equity-settled awards, including related social taxes; (3) IPO-related costs; (4) insurance expenses related to the IPO; (5) one-off litigation settlement and related legal costs; and (6) secondary public offering ("SPO") related costs.

        EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

        EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin or Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin Adjusted Net Income Margin and Adjusted Operating Costs and Expenses

(Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

  •
  EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

  •
  EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

  •
  the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

        Accordingly, prospective investors should not place undue reliance on EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) or the other non-IFRS financial measures contained in this Annual Report.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3. "Key Information, D. Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

        In some cases, these forward-looking statements can be identified by words or phrases such as "believe," "may," "will," "expect," "estimate," "could," "should," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

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

        These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. "Key Information, D. Risk Factors" and the following:

  •
  a regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers;

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

  •
  privacy and data protection concerns;

  •
  our ability to maintain an effective system of internal control over financial reporting;

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

A.  [Reserved.]

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

        The markets for our products and services are highly competitive and rapidly evolving. Successful execution of our strategy depends on our continuous ability to attract and retain job seekers and customers, expand the market for our products and services, maintain a technological edge and offer new capabilities to customers. We face competition in our various lines of services from competitors that focus exclusively on online recruitment, such as SuperJob and Rabota.ru (which was acquired by Sberbank, Russia's largest commercial bank, in 2019 as part of its broader strategy of expanding its ecosystem), and from those that offer recruitment as part of their broader services portfolio, such as Avito. Other powerful internet companies with a broad local presence in our markets that have extensive and loyal user bases, such as Yandex (currently present in the recruitment market via an aggregator platform Yandex.Rabota and launched its horizontal classifieds business, Yandex Advertisement, in November 2020; Yandex.Talents, a recruitment chat bot that automates communication with candidates, was closed shortly before launch of Yandex Advertisement) and Mail.Ru (which acquired Worki in 2019 and rebranded it as VK Jobs in 2021), may decide to directly target our customers, thereby intensifying competition in the recruitment market. Further, our existing competitors or new market entrants may target new and emerging job seeker candidates, such as youths, which, if successful, could harm our business and reputation. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in Russia, such businesses may dedicate extra resources to expand their operations and as a result, become a significant competitive threat in the future. In particular, should the current government block on the services of the social networking site LinkedIn be lifted, LinkedIn may choose to compete with us in the Russian market. Social networks or professional networking sites like LinkedIn may benefit from access to large pools of passive potential job seekers and a broad range of user information that they could leverage to tailor their recruitment services. See also Item 4. "Information on the Company, B. Business Overview—Competition."

        In addition, we may face competition in the future from new entrants in the recruitment advertising industry and other human resource industries in which we operate, such as dedicated recruitment ads aggregators like Indeed, social networking websites such as Facebook, career-related internet portals and existing participants in the offline recruitment industry who may develop online recruitment services and products, as well as other HR service providers who may enter the market for any or all of our services. In particular, certain specialized HR technology companies have emerged that have advanced technological capabilities that may be difficult to replicate and/or compete against. Furthermore, in 2019 Google enhanced its job search function in Russia, as well as in other countries globally, by adding a user function called "Google for Jobs." There can be no assurances that this will not negatively impact our business. While we believe that achieving true scale in these markets would require significant investment, competitors may nonetheless attempt to enter the recruitment advertising industry or upscale operations with relatively limited initial investment. Current competitors may also consolidate or be acquired by an existing or prospective player, which could result in the emergence of another stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our position as the leading online recruitment platform, particularly if our key competitors consolidate or if large search engines, social media or other online platforms successfully leverage their large user bases to gain access to our markets. To the extent such a competitor significantly increased its market share, our services may become relatively less attractive to our customers, which could reduce our websites' traffic and demand for our services and products as well as advertising space.

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

        We compete with these existing and future entities for both job seekers and customers. From time to time, our customers may decide not to renew their contracts upon expiration for various reasons. Our customers may also decide to switch to our competitors' services. Some of our existing or potential new competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas than we have. They may use their experience and resources to compete with us in a variety of ways, including by competing more heavily for customers, spending more on advertising and brand marketing, investing more in research and development and making acquisitions. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        Our ability to attract and retain job seekers on our website is critical for our continuing growth. If job seeker traffic on our website declines for any reason, our business and results of operations may be harmed. Our competitors' search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours. Internet search engines could revise their methodologies, which may adversely affect our search result page ranking. Any such changes could decrease user traffic to our website and adversely affect the growth in our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users' experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.

        Our online recruitment business is highly dependent on the performance and reliability of Russia's internet infrastructure, accessibility of bandwidth and servers to our service providers' networks and the continuing performance, reliability and availability of our technology platform. Telecommunications capacity constraints in Russia may impede further development of our business and internet usage more generally to the extent that users experience delays, transmission errors and other difficulties.

        Our data center and all of our backup centers are located in Moscow and, therefore, we are heavily reliant on Russia's internet infrastructure to operate our business. Since these centers are located along with our headquarters in Moscow, our operations may also be negatively impacted by disruptions to power, natural disasters or other events affecting Moscow. In addition, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues in Russia more generally, this would have a material adverse impact on our business and operating results depending on the length and severity of the issue.

        We also rely on major Russian telecommunication companies, data center service providers and other infrastructure service providers to support our bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of any disruptions, failures or other problems. Any extreme disruptions in internet access, or in the internet generally, could significantly harm our business, financial condition and operating results. In November 2019, the majority of the provisions of the Russian Federal Law No. 90-FZ "On certain amendments to the Federal Law 'On communications"' and the Federal Law "On information, information technologies and information protection" dated May 1, 2019 (the "Sovereign Internet Law"), which is aimed at ensuring the safe and sustainable functioning of the internet in the Russian Federation, came into force. The Sovereign Internet Law provides requirements for Russian telecom operators to install new equipment provided by the Russian authorities to ensure that the Russian internet can function autonomously in case the global internet is not operating in Russia or in the case of certain types of threats (for example, cyber-threats). The Sovereign Internet Law imposes certain obligations on others, including holders of unique identifiers of communications and other technical systems in the internet ("autonomous system numbers"), which also includes us. These obligations include having to report on the existing infrastructure in certain cases (including when required by the authorities, in case of a breakdown and in other circumstances), and participate in trainings arranged by the Russian authorities as provided for by legislation. In addition, the Sovereign Internet Law introduces the notion of the "Russian national domain zone," which includes the Russian resources registered on "ru", "RF", "su" and other domains. The Russian national domain zone will be made up of its own infrastructure (root servers and proprietary domain names). The provisions governing the Russian national domain zone became effective from January 1, 2021. The Sovereign Internet Law is broadly drafted, grants the authorities certain discretion, and in order to fully implement the measures set out in the Sovereign Internet Law, Russian authorities will need to adopt a significant number of additional acts and procedures to further clarify the provisions of the Sovereign Internet Law. Russian authorities already adopted certain material implementing acts, including rules on traffic routing in the event of a "threat," rules on the installation of counter-threat equipment, certain technical specifications and rules on liability of holders of autonomous system numbers for non-compliance with the Sovereign Internet Law, which includes administrative fines up to 6 million. Russian authorities may be required to adopt further subordinate legislation if any practical issues arise in the implementation of such legislation. The application of the Sovereign Internet Law may, among other things, impact our infrastructure, reduce our data transfer speed significantly, block or restrict the use of certain services due to centralized data traffic and result in interruptions and delays in services for Russian users. See also "—Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits, or the findings of government inspections or increased governmental regulation of our operations, could result in a disruption in our business and substantial additional compliance costs and sanctions." Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our website is accessible within an acceptable load time, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        Our online systems, including our website, apps and our other software applications, products and systems could contain undetected errors, or "bugs," that could adversely affect their performance. Additionally, we regularly update and enhance our website and our other online systems and introduce new versions of our software products and applications. The occurrence of errors in any such update or enhancement may cause disruptions in our services and may, as a result, cause us to lose market share, and our reputation and brand name, business, prospects, financial condition and results of operations could be materially and adversely affected.

        In addition, computer viruses and hacking may cause delays or other service interruptions on our systems. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions, loss or corruption of data, software, hardware or other computer equipment.

        While we currently employ various antivirus and computer protection software in our operations, we cannot assure you that such protections will successfully prevent hacking or the transmission of any computer virus, which could result in significant damage to our hardware and software systems and databases, disruptions to our business activities, including to our e-mail and other communications systems, breaches of security and the inadvertent disclosure of confidential or sensitive information, interruptions in access to our website through the use of "denial of service" or similar attacks and other material adverse effects on our operations.

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

        The effectiveness of our technology, including our artificial intelligence ("AI") and platforms, and our ability to offer our products and services to job seekers and our customers rely on the collection, storage and use of data concerning job seekers and employers, including personally identifying or other sensitive data. Our collection and use of this data for job searches, job matching, data analytics or communications outreach might raise privacy and data protection concerns that could negatively impact the demand for our services. For example, our AI relies on the collection and use of data that we gather from job seekers, employers and various other sources, including external sources. Privacy and data protection laws could restrict or add regulatory and compliance processes to our ability to effectively use and profit from those services, and any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our users' data. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability.

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

        We source most of our operating statistics, which are included in this Annual Report and which we regularly communicate to the market, from independent online statistics providers such as LiveInternet, comScore, SimilarWeb and others. Some of our data providers calculate the number of our average unique monthly visitors ("UMVs") based on the number of different cookies or device IDs from which a website or a mobile application of ours is visited during a given day based on our internal data, which has not been independently verified. There are inherent challenges in measuring our UMVs accurately. For example, user devices with poor internet connectivity may fail to trigger the Java script code to record the unique visitor data. On the other hand, a user who visits our websites as well as our mobile applications on a given day may be counted as multiple UMVs due to the different cookies and IDs of the devices used to visit our websites and mobile applications.

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

        We are exposed to potential claims associated with the recruitment process, including claims by customers seeking to hold us liable for recommending a candidate who subsequently proves to be unsuitable for the position filled, claims by current or previous employers of our candidates alleging interference with employment contracts, claims by candidates against us alleging our failure to maintain the confidentiality of their employment search or alleging discrimination or other violations of employment law or other laws or regulations by our customers, and claims by either employers or candidates alleging the failure of our business process outsourcing services to comply with laws or regulations relating to employment, employee's insurance or benefits, individual income taxes or other matters.

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

        We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenue increased from 6,118 million in the year ended December 31, 2018 to 8,282 million in the year ended December 31, 2020. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

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

        From time to time, third parties have misappropriated our data, including CV data, through website scraping, robots, copying CV or other data or other means and have aggregated this data on their websites with data from other companies. In addition, "copycat" websites may attempt to imitate the functionality of our website. Specifically, we have in the past experienced attempts by third parties or businesses who have purchased a paid subscription and received authorized access to our website to copy CV or other data from our website and use such information in a manner that violates our contractual the terms of use with such party (such as setting up copycat websites). We cannot assure you that similar events will not occur in the future and may materially and adversely impact our results of operations.

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

        In addition, Russian law requires that operators (controllers) of personal data, such as us, undertake certain organizational and technical measures to protect the personal data that we process and to prevent unauthorized or illegal actions with respect to such data. Should it be determined by the relevant governmental body that such unauthorized copying and further use of job seekers' CVs and personal data contained therein became possible due to our failure to undertake such measures, we may be subject to administrative penalties and civil litigation. See also "—Applicable legislation imposes restrictions and requirements on us with respect to processing of certain types of personal and other data and data retention which may impose additional obligations on us, limit our flexibility, or harm our reputation with users."

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

        We rely to some extent on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Although we have never experienced any material intellectual property claims against us in the past, as we face increasing competition and as litigation becomes more common in Russia as a way of resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. A successful infringement claim against us could result in monetary liability or a material disruption in our business. Although we require our employees not to infringe others' intellectual property, we cannot be certain that our products, services, content and brand names do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.

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

        We operate and conduct business in Russia, Kazakhstan, Belarus and have de-minimis operations in other countries such as Georgia, Kyrgyzstan, Azerbaijan and Uzbekistan. These are countries where there is a high risk of fraud, money laundering, bribery and corruption. We have policies and procedures designed to assist compliance with applicable laws and regulations and we are subject to the US Foreign Corrupt Practices Act of 1977 ("FCPA") and the UK Bribery Act 2010 (the "Bribery Act"). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offenses for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of its employees, the Bribery Act introduced a new offense applicable to corporate entities and partnerships that carry on part of their business in the UK that fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offense can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge.

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

        In response to certain geopolitical tensions, a number of countries, including the United States, EU countries and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region or most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"), has also placed parties operating in the Crimea region on the OFAC list of Specially Designated Nationals and Blocked Persons ("SDN List"). U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Currently, less than one percent of paying job seekers and customers who use our product and services are self-identified as being located in the Crimea region. In addition, since 2015, significantly less than one percent of our revenue has been generated from job seekers and customers located in the Crimea region. While we believe that current United States and EU sanctions do not preclude us from conducting our current business, new sanctions imposed by the United States and certain EU member states may restrict certain of our operations in the future. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.

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

        We face a risk that may arise out of our employees' lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. Misconduct by employees may result in unknown and unmanaged risks and losses. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies, and the precautions we take to detect such activity may not always be effective. The direct and indirect costs of employee misconduct can be substantial and our business, prospects, financial condition and results of operations could be materially and adversely affected.

A regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers.

        A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19, including shutdowns and "shelter-in-place" orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. During the spring 2020, the Russian government introduced a number of recommendations and restrictions, including declaring a "period of non-working days," which limited business activity, as well as other restrictions on the movement of citizens and a limitation on most commercial activities. These restrictions differed in scope across various regions of the Russian Federation and were subject to change, resulting in the frequent strengthening and relaxation of such restrictions in different regions. These measures have adversely affected workforces, our customers, economies and financial markets, and the pandemic has had a significant impact of the economies in all of our markets.

        As a result of the government's imposed "period of non-working days" and social distancing measures introduced across the country, some businesses continued to work from home, while many others ceased operating or began operating in very limited capacities. Accordingly, business activities were significantly adversely affected across Russia during this period, including recruitment and hiring processes, as many companies put their hiring on hold or decreased the number of new hires they originally planned. Due to this decrease in activity, the number of job postings advertised on our platform, the number of candidates browsing job postings on our database and our revenue decreased from mid-March. Although we started to see a recovery in the activity on our platform in the end of 2020, there can be no assurance that such decrease will not recur. If the level of activity decrease on our platform, it could have a material adverse impact on our business, financial condition and results of operations.

        As a result of the COVID-19 pandemic and upon the recommendation of the Russian authorities, in March 2020 we transitioned our employees to remote working arrangements and temporarily closed our offices. At the moment, most of our employees continue to work remotely. Although we benefit from being a fully digital business and have not experienced any material disruptions to our operations to date, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees' ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns, as well as increase our exposure to potential wage and hour issues, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

        We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic, the efficiency and efficacy of vaccination programs and overall changes in our customers' behavior.

        To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

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

        We currently have substantial indebtedness. As of December 31, 2020, we had total indebtedness of 8,276 million, which consisted of a new 4,615 million syndicated credit facility with VTB Bank (PJSC) entered on August 24, 2020, as amended (the "New Credit Facility"), of which 243 million of the principal amount has been repaid as of December 31, 2020 and a 4,000 million bond issued on December 14, 2020. The New Credit Facility was entered into by Headhunter LLC and superseded a syndicated credit facility agreement between HeadHunter Group PLC and Zemenik LLC and VTB Bank (PJSC), dated May 16, 2016, as amended, and is collateralized with the shares of Headhunter FSU Limited and participation interest in Headhunter LLC, as well as independent guarantees provided by HeadHunter Group PLC, Headhunter FSU Limited and Zemenik LLC. The New Credit Facility was amended on December 10, 2020 ("New Amendment No. 1"), to allow us, subject to customary conditions, to proceed with matters related to the issuance of exchange 4-billion-ruble bonds by Headhunter LLC, which were subsequently issued on December 14, 2020. Moreover, the New Amendment No. 1 provided an additional leverage of 1 billion on top of currently available credit limit, which could be utilized within 270 days after date of the New Credit Facility Agreement. The additional facility was not withdrawn as of the date of this Annual Report. See Item 5. "Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness."

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

        Since the Acquisition, intangible assets have represented a significant portion of our assets. Goodwill and other intangible assets, which are comprised primarily of our brand name, CV database and non-contractual customer relationships, collectively amounted to 73.3% of our total consolidated assets as of December 31, 2020. We assess the potential impairment of intangible assets on at least an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We may be required to record significant impairments in the future. Some of the developments, which could cause us to recognize impairment of goodwill or other intangible assets, include significant underperformance relative to historical or projected future operating results or significant negative industry or economic trends. Although the recording of such impairments does not trigger an immediate cash impact, our business, prospects, financial condition and results of operations could be materially and adversely affected, and significant future impairments of our intangible assets could reduce our profitability to such an extent that we would not be permitted under Cypriot law to declare and pay dividends.

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

        Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations. For example, we adopted IFRS 16, a standard that introduced a single, on-balance sheet accounting model for lessees, at January 1, 2019, using the modified retrospective approach. Under this transition method, our comparative financial information for the year ended December 31, 2018 is not restated. See Note 4 to our consolidated financial statements included elsewhere in this Annual Report. In addition, some accounting policies require the use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior period financial statements, and there can be no assurances that we will make the correct judgments in the future, should any new standards be issued. Accounting standard-setters and those who interpret the accounting standards may also amend or even reverse their previous interpretations or positions on how various standards should be applied. Any of these changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations, which could have a significant impact on our future financial statements.

We may default on our exchange bonds.

        On December 14, 2020, Headhunter LLC completed the placement of 6.45% 4 billion of 001P-01R series interest-bearing non-convertible non-documentary callable exchange bonds with a maturity up to 1,092 days ("Bonds"). The Bonds will pay interest quarterly and are due in December 2023. This was the first ruble bond offering by Headhunter LLC which utilized the 20 billion unsecured indefinite term bond program registered on October 14, 2020 with the Moscow Exchange. As of the date of this Annual Report, local rating agency ExpertRA assigned HeadHunter Group PLC and the Bonds the "ruAA" credit rating with a stable outlook. The Bonds are secured by an irrevocable offer of Headhunter Group PLC and if we violate certain covenants of the issuer or the offeror we shall buy out the Bonds on the demand of the investors, which could negatively impact our liquidity and/or cash flow.

We may not be able to successfully integrate Zarplata.ru.

        On December 25, 2020, we completed the acquisition of 100% of the issued charter capital of Zarplata.ru ("Zarplata.ru Acquisition") from Hearst Shkulev Digital Regional Network B.V. under the agreement for the sale and purchase dated November 24, 2020 ("Zarplata.ru Purchase Agreement"). While the acquisition was made after extensive due diligence and based on a detailed integration plan, there can be no assurance that such due diligence was sufficient to uncover all material issues and the integration plan includes all necessary steps to achieve synergies and economic benefits. Expected revenue and cost synergies, operational efficiencies, business growth and other benefits may not materialize because assumptions upon which we determined to proceed with the Zarplata.ru Acquisition might be incorrect or the economic environment or competition landscape may have changed since the decision date.

The Zarplata.ru Purchase Agreement may be invalidated by the FAS should we fail to fulfill its related prescription.

        On November 23, 2020, the FAS approved the Zarplata.ru Acquisition and simultaneously issued a prescription requiring us to amend certain provisions of our terms and conditions of API service use. While we believe that the required amendments are of a technical nature, and we are working closely with the FAS to ensure that these amendments are reflected in a way satisfactory to the FAS, should we fail to satisfactorily fulfill the prescription, the Zarplata.ru Purchase Agreement may be invalidated by a court order initiated by the FAS, which would require us to transfer 100% of the participation interest in Zarplata.ru back to Hearst Shkulev Digital Regional Network B.V.

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

        While the political situation in the Russian Federation has been relatively stable since 2000, future policy and regulation may be less predictable than in less volatile markets. Any future political instability could result in a worsening overall economic situation, including capital flight and a slowdown of investment and business activity. In addition, any change in the Russian Government or its programs or lack of consensus between the Russian President, the Prime Minister, the Russian Government, the Parliament and powerful political, social, religious, regional, economic or ethnic groups could lead to political instability and a deterioration in Russia's investment climate that might limit our ability to obtain financing in the international capital markets, and our business, prospects, financial condition and results of operations could be materially and adversely affected. On July 4,

2020, the Law of the Russian Federation on Amendment to the Constitution of the Russian Federation came into force, which implemented a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches and introducing certain other changes to the Constitution of the Russian Federation. These amendments, among other things, prioritize the Constitution of the Russian Federation over international treaties and the decisions of international bodies, strengthen the Russian State Council as an advisory board to the Russian President and grant the Russian Federal Council with authority to terminate the powers of the judges of the Constitutional Court of Russia upon the recommendation of the Russian President. These amendments may have a significant impact on the Russian political landscape and regulatory environment and lead to other changes that are currently difficult to predict.

        According to some commentators, politically motivated actions, including claims brought by the Russian authorities and state-owned companies against several major Russian companies, as well as cases of confiscation or renationalization of assets, have called into question the security and enforceability of property and contractual rights, progress of the free market and political reforms, the independence of the judiciary and the certainty of legislation. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above the general market turmoil recently. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia's business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities, including the shares.

        Russia is a federative state consisting of 85 constituent entities, or "subjects." The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight "federal districts" (federal'nye okruga), which are overseen by a plenipotentiary representative of the President, supplement the country's federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. Subjects have enacted conflicting laws in areas such as privatization, land ownership and licensing. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent businesses from carrying out their strategy effectively.

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

Deterioration of Russia's relations with other countries could negatively affect the Russian economy and those of the nearby regions.

        Over the past several years, Russia has been involved in conflicts, both economic and military, involving other countries. On several occasions, this has resulted in the deterioration of Russia's relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

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

        In January 2018, pursuant to the Countering America's Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, "oligarchs" and "parastatal" entities. While the identification of any individuals in the report does not automatically lead to the imposition of new sanctions and it is not possible to predict whether any such identification could have a material adverse effect on the Russian economy or our business. Neither our directors nor senior management are included in the report.

        In March 2018, more than 140 Russian diplomats were expelled worldwide, and Russia in turn announced the expulsion of 60 American diplomats and the closure of the United States consulate in St. Petersburg, Russia. On April 6, 2018, the United States imposed new sanctions that targeted a number of Russian state officials and prominent Russian businessmen and their businesses. In August 2018, the U.S. Department of State imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the "CBW Act"). On November 25, 2018, Ukrainian Navy vessels attempted to pass from the Black Sea into the Sea of Azov and were captured by the Russian Federal Security Service in the Kerch Straight, leading to further tensions between Russia and Ukraine. In December 2018, the United States expanded sanctions by designating 15 members of the Russian military intelligence organization, GRU, for their involvement in a wide range of activities, including attempting to interfere with the 2016 U.S. elections. In August 2019, following Russia's alleged failure to meet certain conditions under the CBW Act, the U.S. Department of State imposed additional sanctions against Russia, relating to Russian sovereign debt, multilateral lending and export restrictions for dual-use technologies that can be used for chemical and biological warfare. Moreover, several pieces of proposed legislation directed at increasing U.S. sanctions against Russia have been introduced in the U.S. Congress for consideration. The proposed legislation, if enacted, could affect, among other things, Russian sovereign debt, Russian energy projects and the Russian energy and financial sectors. Though it is currently uncertain whether or when any of this proposed legislation will be signed into law, such legislation and the potential sanctions imposed pursuant to such legislation may have an adverse impact on the Russian economy in general and thus may negatively affect our operations.

        On January 1, 2021, the National Defense Authorization Act for Fiscal Year 2021 (the "Defense Budget 2021") and the Protecting Europe's Energy Security Clarification Act of 2020 (the "PEESCA") as part of the Defense Budget 2021 were enacted into law when the U.S. Congress overrode the U.S. President's veto of the legislation. The Defense Budget 2021 and PEESCA mandate the imposition of sanctions on persons providing vessels for pipe-laying activities for the construction of the Nord Stream 2 and the TurkStream gas export pipelines, persons who facilitate providing those vessels, and persons who provide underwriting, insurance or reinsurance services for those vessels, various technology upgrades, or tethering of those vessels, or provide testing, inspections or certifications for the Nord Stream 2 pipeline.

        In recent years, relations between Russia, the United States, certain EU members and the United Kingdom have been strained due to a number of issues, including geopolitical confrontations, economic interests and trade wars, as well as internal political and social events, and there can be no assurance that the governments of the United States, EU and United Kingdom or other countries will not impose further sanctions against Russia or specific individuals, entities or economy sectors. The emergence of new or escalated tensions between Russia and other countries, including any escalation of the conflict or renewed fighting, or the imposition of international trade and economic sanctions in response to these tensions, could negatively affect the economies in the regions where we are present, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region's economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our shares, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations or cause our company to become less attractive for U.S. investors.

        Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, prospects, financial condition, results of operations and the value of our ADSs.

Economic instability in the countries where we operate could adversely affect our business.

        Since the dissolution of the Soviet Union in 1991, the economies of Russia and other CIS countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. From 2000 until the first half of 2008, Russia experienced rapid growth in its gross domestic product, higher tax collections and increased stability of the ruble, providing some degree of economic soundness. However, the Russian economy was adversely affected by the global economic crisis that began in the second half of 2008, which manifested itself through extreme volatility in debt and equity markets, reductions in foreign investment, sharp decreases in GDP and rise of unemployment around the world. While the situation globally has stabilized since to a certain extent, the Russian economy began to experience a new slowdown in 2013. The conditions and outlook for the Russian economy deteriorated significantly during 2014 and continued to worsen in 2015 and 2016. Russia's GDP expanded by 1.3% in 2019, however, Russia's GDP contracted by 3.1% in 2020 due to the COVID-19 outbreak and related restrictions introduced by the Russian Government. As Russia produces and exports large quantities of crude oil, natural and metal products and other commodities, its economy is particularly vulnerable to fluctuations in the prices of commodities on the global market. In particular, the Brent Crude oil price suffered a significant decrease during 2014 and 2015. The commodity's price declined from $112.36 per barrel on June 30, 2014 to $37.28 per barrel on December 31, 2015. During 2016 and 2017, the Brent Crude oil price continued to be volatile with $56.82 per barrel on December 31, 2016, $66.87 per barrel on December 29, 2017, $53.80 per barrel on December 31, 2018, and $66.00 per barrel on December 31, 2019. Further, after OPEC and Russia failed to agree recent production cuts, Saudi Arabia sharply cut its prices, causing the Brent Crude oil price to reach a low of $31.02 per barrel on March 9, 2020. This drop in oil prices caused volatility in the global financial markets and caused the ruble to fall in value. In the first quarter of 2021, oil prices rebounded to levels above $60.00 per barrel.

        Any financial downturn, as well as any future economic downturns or slow turns in Russia or the other CIS countries where we operate could lead to decreased demand for our services, decreased revenue and negatively affect our liquidity and ability to obtain debt financing, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Inflation may increase our costs and exert downward pressure on our operating margins.

        The Russian economy and certain other CIS economies in which we operate have generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service ("Rosstat"), the consumer price index in Russia stood at 5.4%, 2.5%, 4.3%, 3.0% and 4.9% in 2016, 2017, 2018, 2019 and 2020, respectively. Because substantially all of our operations are in Russia and the CIS, our costs are sensitive to increases in prices in the region. As a result, high rates of inflation increase our costs, these increases in cost could negatively impact our operating margin, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        Processing of user data by any person in Russia and other countries is subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In extreme cases, the relevant data protection authorities may block access to our websites.

        In Russia, in order to process an individual's personal data, we must obtain his or her written or e-consent and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users' personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data must notify the appropriate Russian authority, we are included into the register of such processors.

        According to the Federal Law No. 242-FZ "On Introduction of Changes to Certain Legislative Acts of the Russian Federation in Connection with Usage of Information Technologies in the Field of Healthcare" dated July 29, 2017 (the "Federal Law No. 242"), data operators (data controllers) of personal data are obliged to record, systematize, accumulate, store, update, modify and retrieve Russian citizens' personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide the Federal Service for Supervision of Communications, Information Technology and Mass Media of Russia ("Roskomnadzor") with the information on location of databases containing all citizens' personal data.

        Federal Law No. 242 may cause restrictions on the provision of information services and penalties which may be imposed on data operators (data controllers) for failure to comply with its requirements (some of which may be subject to broad interpretation).

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

        In July 2019, Russian legislators proposed a draft law (the "Draft Law on Informational Resources") to regulate the ownership and operation of "informational resources significant for the development of Russian information and communication infrastructure and personal data processing technologies" (the significant information resources, or "SIRs"). The Draft Law on Informational Resources proposed introducing restrictions in relation to foreign ownership in Russian companies owners of internet resources (such as webpages, websites, information systems or software) that enable the owner to collect the personal data of users in Russia. The restrictions proposed by the Draft Law on Informational Resources, as drafted, should have only applied to information resources that have been recognized as SIRs by a decision of the Governmental Commission of the Russian Federation. In February 2020, the State Duma Committee on Information Policy, Information Technologies and Communications recommended further developing the Draft Law on Informational Resources including clarifying the criteria for recognition as a SIR and re-considering the thresholds of foreign ownership in SIRs. Though there have been no developments on the Draft Law on Informational Resources since then, we cannot assure you that it would not be finally enacted, or that other restrictions on foreign ownership in Russian informational resources will not be proposed, including restrictions on foreign investors of any type, including passive investors.

        If the Draft Law on Informational Resources or similar legislation or any other restrictions on foreign ownership are adopted and applicable to us, we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions, and such restrictions may have a material adverse effect on our share price.

        On February 13, 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation announced that it commenced working on draft amendments to the Federal Law No. 149-FZ "On Information, Information Technology and Data Protection" dated July 27, 2006 (the "Law on Information"), which is aimed at unifying the approach to big data processing. As of the date of this Annual Report, there are a number of other initiatives relating to the big data processing that are being discussed by the Russian authorities. Currently, it is unclear what impact the proposed initiatives may have on big data processing and when the announced draft law or other regulations may be adopted, and as a result, it is difficult for us to estimate the potential impact of this law on our business.

        Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data (including, but not limited to the GDPR), which may require significant compliance efforts and could result in liability for violations in other jurisdictions. As our business grows, we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

        In addition, the Russian tax authorities have aggressively brought tax evasion claims relating to Russian companies' use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain applicable legal requirements.

        Certain provisions of Russian law may allow government authorities to seek a court order for the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. For example, under Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or be placed in liquidation. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company's creditors will have the right to accelerate their claims or demand early performance of the company's obligations as well as demand compensation of any damages.

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

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

        Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits or the findings of government inspections including the State Labor Inspection Service may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, prospects, financial condition and results of operations could be materially and adversely affected. See also "—The FAS's determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC's "Robot Vera" software may adversely affect our business, financial condition and results of operations."

        In addition, the Federal Law No. 374-FZ dated July 6, 2016, also known as the "Yarovaya Law" (named after the Russian senator who initiated this law) (the "Yarovaya Law") amending, among others, the Law on Information, requires arrangers of information distribution by means of internet (the "arranger") to store certain data for a period of one year. The norm of the law relating to the storage of messages content entered into force on July 1, 2018, see Item 4. "Information on the Company, B. Business Overview—Regulation—Privacy and Personal Data Protection Regulation." In December 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation suggested delaying implementation of certain requirements on data storage for one year in light of the COVID-19 outbreak and related worsening in economic conditions. We believe that this regulation will not cause us to incur substantial additional costs. However, the range of penalties for non-compliance with the Yarovaya Law is not entirely clear and may potentially entail other types of administrative penalties in addition to fines. If any of these were material or we were found to be in non-compliance, our business prospects, financial condition and results of operations could be materially and adversely affected.

        The Sovereign Internet Law, which predominantly entered into force in November 2019, imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, "ASN," which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the "Internet Providers")). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. The Russian authorities have adopted certain implementing legislation, but other implementing legislation has yet to be developed. See also "—Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users' experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results." If we were found to be in non-compliance with the requirements of the Sovereign Internet Law, our business prospects, financial condition and results of operations could be affected.

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

        According to the amendments to the Civil Code of the Russian Federation which came into effect on September 1, 2014, shareholders and participants of Russian companies have certain rights, including the following, which can be enforced through court order:

  •
  to demand the liquidation of a company in case of failure to achieve targets for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and

  •
  to demand exclusion of a shareholder or participant (except for public joint stock companies) whose actions or inactivity either cause significant harm to or hamper the company's operations.

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

        Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company's obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

  •
  the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

  •
  the right of the effective parent to give binding instructions is based on its share in the subsidiary's capital, or is set out in a contract between such entities or stems from other circumstances.

        In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The Russian banking system remains volatile and undercapitalized, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are less developed or regulated as compared to other countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. In recent years, there has been a rapid increase in lending by Russian banks, which has been accompanied by a deterioration in the credit quality of the borrowers. In addition, a robust domestic corporate debt market is leading Russian banks (including the banks with which we conduct banking transactions) to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which is further deteriorating the risk profile of Russian bank assets. Serious deficiencies in the Russian banking sector, combined with a deterioration in the credit portfolios of Russian banks, may result in the banking sector suffering large losses during market downturns or economic slowdowns, including due to Russian corporate defaults that may occur during any such market downturn or economic slowdown, and thus becoming unable to lend or fulfill their obligations, including to their corporate depositors. In addition, the Central Bank of Russia has a practice of revoking from time to time the licenses of certain Russian banks, which resulted in market rumors about additional bank closures and many depositors withdrawing their savings. Recently a number of banks and credit institutions have lost their licenses due to deficiency of capital and failure to meet the Central Bank of Russia requirements. During a banking crisis, Russian companies may be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that may occur during such a crisis.

        The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia. Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation. During the course of 2014 and the first quarter of 2015, the credit rating of the Russian Federation was placed for review and downgraded by each of Moody's, Fitch Ratings and Standard & Poor's several times. As of February 2021, Russia had a Baa3 sovereign credit rating from Moody's, BBB long-term sovereign rating from Fitch Ratings and BBB-/A-3 foreign currency sovereign credit rating with a stable outlook from Standard & Poor's.

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

A listing on Moscow Exchange ("MOEX") could impose additional administrative burdens on us and decrease the liquidity of trading in the ADSs on The Nasdaq Global Select Market ("Nasdaq").

        On September 25, 2020, we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol "HHRU." No assurance can be given that we will be able to maintain such listing. Any such listing may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in the ADSs on Nasdaq.

        In addition, we and our main operating subsidiary Headhunter LLC as issuers of publicly traded securities are subject to the Federal law No. 224-FZ dated July 27, 2010 "On Counteracting the Abuse of Inside Information and Market Manipulation and Amendment of Certain Legislative Acts of the Russian Federation" (the "Insider Dealing Law"). According to the Insider Dealing Law, issuers have an obligation to maintain the internal list of inside information, disclose their insiders and comply with certain other requirements. Any violation of the Insider Dealing Law could result in the imposition of certain civil, administrative and other sanctions on us and could have a material adverse effect on our business, financial condition, results of operations and prospects.

The FAS's determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC's "Robot Vera" software may adversely affect our business, financial condition and results of operations.

        The Russian Federal Law No. 135-FZ "On Protection of Competition" dated July 26, 2006, as amended (the "Competition Law"), establishes certain restrictions on activities of companies that occupy a dominant position in any markets of their operation. When determining market dominance, the Federal Antimonopoly Service of Russia (the "FAS") needs to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account when making this determination, including the interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use, and then calculate market shares of companies operating in this market. Different approaches may be applied in this respect by the FAS and market participants.

        In April 2019, after a complaint filed by Stafori LLC the FAS initiated an investigation in relation to us alleging a violation of antitrust legislation by restricting access to our CV database for Stafori LLC's "Robot Vera" software, which offers automated candidate search services. In December 2019, the FAS determined that Headhunter LLC, together with SuperJob and RDV-Soft, are currently occupying a collective dominant position in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that its actions prohibiting the use of third-party software lead to restriction of competition on the adjacent product markets (app stores). Headhunter LLC was found to have violated Russian antitrust legislation by abusing its collective dominant market position.

        On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia's online recruitment market. At the same time, the FAS determined that we infringed on Stafori's interests by creating impediments on Stafori's ability to access the market of internet-based services for ensuring information coordination between employees, employers and staffing agencies in Russia and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. On July 13, 2020 the FAS determined a final fine for violation of antitrust laws that we are required to pay and defined it to be RUB 737 500. The FAS will not issue any further rulings or orders in connection with this investigation. We contested judicially the FAS decision on April 22, 2020, and the imposed fine on July 31, 2020. After several court meetings of technical nature, the court scheduled a consideration on the merits on April 8, 2021. We believe that the mitigation measures prescribed by the FAS will not have a significant impact on our operations, and we intend to maintain our commitment to protecting personal data in the market. In addition, Stafori LLC may choose to claim for damages incurred as a result of infringement of its rights; however, Stafori LLC will have to prove the existence of such damages and that such infringement caused the damages. See also "—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects" and Item 8. "Financial Information, A. Consolidated Statements and Other Financial Information."

        The conclusion by the FAS that we hold a collective dominant position in one or more of the markets in which we operate could result in heightened scrutiny of our business and industry, and/or limit our ability to complete future acquisitions. In addition, the FAS could require that we pre-clear with them any antitrust compliance policies and programs or substantial changes to our standard agreements with merchants and agents, as well as maintain our current agreements with business partners. Russian legislation prohibits persons holding a dominant position from setting monopolistically high or low prices. We could be prohibited from setting different prices to the same products and services and could be ordered to pre-agree with the FAS our tariffs and pricing policies or any changes thereto. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.

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

        Generally, Russian taxes that we are subject to are substantial and include, inter alia: corporate income tax, value added tax, property tax, employment-related social security contributions; we are also subject to duties and liabilities of a tax agent in terms of withholding taxes with respect to some of our counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, the possibility exists that the Russian Federation may impose arbitrary and/or onerous taxes and penalties in the future. The Russian Federation's tax collection system increases the likelihood of such events, and this could adversely affect our business.

        Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new and continue to be redrafted.

        Since 2014, several important rules have been introduced into the Russian Tax Code as a part of the Russian Government's policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as "deoffshorization measures"). These rules include, in particular, (i) rules governing the taxation of "controlled foreign companies" (CFC rules) (without limitation of jurisdictions to which this definition applies which residents may fall under); (ii) rules determining the tax residence status of non-Russian legal entities (tax residence rules); (iii) rules defining the "beneficial ownership" (actual recipient of income) concept and (iv) taxation of capital gains derived from the sale of shares in "real estate rich" companies (with the value of assets deriving, directly or indirectly, from real estate located in the Russian Federation by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (that base on the judicial concept of "unjustified tax benefit", defined by the Supreme Arbitration Court in 2006, and provide a few tests to support tax reduction or tax base deduction, including the "main purpose test"), in effect since August 18, 2017.

        Starting 2019, the standard VAT rate increased from 18% to 20%, and the VAT rate applied to e-services rendered by foreign providers increased from 15.25% to 16.67%. Starting 2021, income of Russian tax-resident individuals exceeding RUB 5 million per annum is subject to personal income tax at a rate of 15% instead of 13% previously used.

        In addition, in 2020 to 2021, new restrictions have been introduced into Russian tax law that effectively phase out certain tax benefits to non-Russian registered entities that voluntarily recognized themselves as Russian tax residents, such as our Company. In particular, a participation exemption regime, a tax benefit that many non-Russian registered entities have relied on in obtaining Russian tax residency on a voluntary basis, will no longer apply to dividend income of such entities starting 2024.

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

        The interpretation and application of the Russian Tax Code generally and, in particular, the aforementioned new rules have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers' queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice. Furthermore, over recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts regarding the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Ministry of Finance in a way that is unfavorable for the taxpayer.

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

        Generally, tax returns, together with related documentation, are subject to audit by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three years immediately preceding the year when the tax audit is initiated. Tax audits may be repeated (within the same general three-year limit) in a few specifically defined circumstances, such as the taxpayer's reorganization or liquidation, or upon the re-filing of a tax return (amended to decrease the tax payable), or if a tax audit is conducted by a higher-level tax authority as a measure of control over the activities of a lower-level tax authority. Therefore, previous tax audits may not preclude from subsequent tax claims relating to the audited period.

        The Russian Tax Code provides for a three-year statute of limitations for imposition of tax penalties; the statute of limitation extends however if the taxpayer obstructed the performance of the tax audit (such that it created an insurmountable obstacle for the performance and completion of the tax audit). However, the terms "obstructed" and "insurmountable obstacles" are not specifically defined in the Russian law; therefore, the tax authorities may interpret these terms broadly, effectively linking any difficulty experienced by them in the course of the tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.

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

        Transfer pricing legislation has been in force in the Russian Federation since 2012. The rules are technical, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the Organization for Economic Co-operation and Development (the "OECD").

        Russian transfer pricing rules apply to "controlled transactions" that include transactions with related parties and certain types of cross-border transactions and oblige the taxpayers to notify the tax authority about "controlled transactions" and to keep specific documentation proving the conformance with the "arm's length principle." The rules have considerably increased the compliance burden on taxpayers compared to the previous regime, as currently taxpayers are obliged to prepare not only transfer pricing documentation but also notifications and reports.

        Starting from January 1, 2019, transactions between related parties are not treated as "controlled transactions," in case such related parties are the Russian tax residents and/or located in the Russian Federation, and apply the general corporate income tax rate.

        HeadHunter Group PLC changed its tax residence from Cyprus to the Russian Federation on June 19, 2019, and HeadHunter FSU Limited changed its tax residence from Cyprus to the Russian Federation on November 8, 2018. Consequently, transactions between the Russian companies in our group applying the general corporate income tax rate and transactions with HeadHunter Group PLC and HeadHunter FSU Limited shall not be treated as "controlled transactions."

        Although transfer pricing rules are supposed to be in line with the international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions with securities and derivatives. It is difficult to evaluate and assess beforehand the effect of transfer pricing rules on our business.

        In addition, although pricing applied in "controlled transactions" shall be audited by the Federal Tax Service (by its central office), in observance of the transfer pricing methods, in practice, lower-level tax authorities often attempt to scrutinize pricing and other terms in transactions between related parties more broadly, based on the "unjustified tax benefit" concept.

        In accordance with the foregoing, due to uncertainties in the interpretation and application of Russian transfer pricing rules, no assurance can be given that the Russian tax authorities will not challenge our transaction prices and make adjustments that could affect our tax position unless we are able to confirm our use of arm's length prices, supported by appropriate transfer pricing documentation. The imposition of additional tax liabilities as a result of Russian transfer pricing rules may have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

        The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate on controlled transactions is within established interest rate (safe-harbor) range; and third, the thin capitalization rules (that apply to "foreign controlled debt" (i.e., loans and other debt received by a Russian organization (i) from a foreign person (legal entity or individual) acknowledged as a related party for Russian transfer pricing purposes, if this foreign person directly or indirectly holds shares in the Russian organization's charter capital; (ii) from another person that is a related party of the aforementioned foreign person; or (iii) which are guaranteed or otherwise secured by any of the above mentioned persons. The ability to deduct interest is restricted to the extent that foreign controlled debt exceeds net assets by more than 3 times (12.5 for banks and leasing companies).

        Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. In the event the taxpayer has negative net assets, the whole amount of interest accrued on the controlled debt is non-deductible and treated as a dividend. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are excluded under certain conditions; at the same time, loans obtained from foreign affiliates are explicitly included.

        Our Russian operations may be affected by requalification of interest into dividend (including by our inability to deduct interest) based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons, however, we do not have any such indebtedness as of the date of this Annual Report.

Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents in the periods before they self-declared their Russian tax residence.

        As companies incorporated under the laws of Cyprus, HeadHunter Group PLC and Headhunter FSU Ltd. self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. At the same time, these companies of the Group can be deemed Russian tax residents in prior periods (limited by the 3-year statute of limitations).

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

        HeadHunter Group PLC and Headhunter FSU Ltd., companies incorporated under the laws of Cyprus, self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. Consequently, these companies are to be treated for Russian corporate income tax purposes in the same manner as other Russian taxpayers, and therefore, they are subject to the Russian corporate income tax on worldwide income and are entitled to all tax exemptions and benefits as provided under the Russian Tax Code. However, the relevant tax residence rules have not been sufficiently tested, particularly by publicly traded companies that have migrated to the Russian Federation for tax purposes, and it is possible that the self-declared tax residence status may be challenged in the future and, as a result, the 0% tax rate on incoming dividends may be denied.

        In addition, in 2020, new tax laws were passed in the Russian Federation phasing out certain tax benefits currently available to non-Russian registered but Russian tax resident entities, such as HeadHunter Group PLC and Headhunter FSU Ltd. In particular, starting from 2024, the 0% tax rate on dividends received will not be available for non-Russian registered but Russian tax resident entities.

The mechanics of withholding tax on Russian-sourced income are not precise.

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

        Starting from 2015, the Russian Tax Code explicitly requires that in order to enjoy the benefits under an applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from 2017, in addition to a tax residence certificate, the Russian Tax Code requires the tax agent to obtain confirmation from the recipient of the income that it is the beneficial owner of the income. Russian tax law provides neither the form of such confirmation nor a list of documents that can demonstrate the beneficial owner status of the recipient with respect to the received income. In recent years, the Russian tax authorities started to challenge structures involving the payments outside of the Russian Federation, and in most cases, Russian courts tend to support the tax authorities' position. Thus, there can be no assurance that treaty relief at source will be available in practice.

        The concept of "beneficial ownership" was introduced into the Russian Tax Code in 2015 as a part of the "deoffshorization" rules. In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as the beneficial owner of income. The result of the denial of beneficial ownership would be the denial of tax treaty benefits (such as the reduced tax on dividends). Although the "beneficial ownership" concept as currently defined in the Russian Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the "beneficial ownership" concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution, and additional taxation may also arise on the grounds of a permanent establishment in the Russian Federation.

        The mechanics of the application of Russian withholding tax on dividends by public companies that have migrated to the Russian Federation for tax purposes have not been tested, and there is a risk that we will not be in the position to apply reduced tax rates as applicable to Russian tax resident Holders or the reduced rates available under double tax treaties, therefore we will have to withhold the tax at the generally applicable 15% tax rate. See Item 10. "Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and other distributions (including distributions in kind)."

        In addition, in June 2019, Russia deposited its instrument of ratification for the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI"). Starting in 2021, the MLI is enforced with jurisdictions in respect of which notifications to the OECD were made confirming the completion of internal procedures for the covered tax agreements by Russia. The implementation of the MLI has introduced a variety of measures designed to update double tax treaties and reduce opportunities for tax optimization. In particular, the MLI sets forth additional requirements that a company must meet in order to avail itself of reduced withholding tax rates applicable to its passive income.

        The countries signing the MLI seek to prevent tax abuse either via adoption of (i) a general anti-abuse rule on the principal purpose of a transaction (the "PPT"), (ii) a combination of PPT and Simplified Limitation of Benefits (the "Simplified LOB") clause, or (iii) a Detailed LOB rule. Simplified LOB was the option selected by Russia with the intent to use the PPT rule and a number of objective criteria that restrict most treaty benefits to so-called "qualified persons" specified in the MLI. However, most other countries have selected the PPT. Therefore, unless mutually agreed by Russia and the contracting jurisdiction, only the PPT, instead of Simplified LOB, shall apply in the majority of cases. The PPT seeks to disallow the benefits of a particular double tax treaty where, broadly, the principal purpose of establishing a particular transaction or an arrangement was to obtain the benefits of a double tax treaty.

        These developments may potentially have an adverse impact on the availability of double taxation treaty benefits to the investors in our ADSs.

        In addition, in 2020, the Russian Government was directed to revise Russian double tax treaties, which are often used for tax planning, in order to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to denunciate such treaties. Consequently, the Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus, Malta, the Netherlands and Luxembourg. It is likely that the number of tax treaties subject to revisions may increase.

        Russia signed a protocol of the amendments to the Russia-Cyprus double tax treaty in September 2020, a protocol of the amendments to the Russia-Malta double tax treaty in October 2020 and a protocol of the amendments to Russia-Luxembourg double tax treaty in November 2020. The negotiations on similar protocols to double tax treaties with other jurisdictions are currently ongoing and may be completed soon.

        In accordance with the protocols of amendments to the Russia-Cyprus and Russia-Malta double tax treaties, new tax rates of 15% to both dividend and interest income came into force starting from January 1, 2021. Uncertainty exists with respect to the date when amendments to the Russia-Luxembourg protocol will come into force. Currently, it is expected that the changes provided by the protocol to the Russia-Luxembourg double tax treaty will apply to taxable periods as of January 1, 2022.

        In certain cases, reduced tax rates will remain in place. In particular, the preferential tax rate of 5% is available for dividend and interest income received by Cypriot or Maltese tax resident public companies whose shares are listed on a stock exchange and which have no less than 15% of free float shares, provided that this public company owns at least 15% of the shares in a Russian company paying the income for the period of at least 365 consecutive days. In addition, tax benefits are available for income received by Cypriot or Maltese pension funds and insurance companies, the Government of the Republic of Cyprus or Republic of Malta and its political subdivisions and the Central Bank of the Republic of Cyprus or Republic of Malta.

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

        In addition, our amended and restated memorandum and articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

  •
  our board of directors can only take actions by a simple majority of votes;

  •
  our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law; and

  •
  if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director's appointment, such appointment is valid until the next annual general meeting, where the director is eligible for re-election and the shareholders may choose whether to reappoint the director or appoint a new director.

        Further, our amended and restated memorandum and articles of association also require the approval of no less than 75% of present and voting shareholders for certain matters, as specified in the Cyprus Companies Law, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital and buying back shares.

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

        The shares owned by our principal shareholders collectively represented 51.2% of the voting power of our outstanding capital stock as of December 31, 2020. As a result, our principal shareholders have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors, in accordance with the manner prescribed in our amended and restated articles of association, and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our ordinary shares, among other things:

  •
  delaying, deferring or preventing a change in control of our Company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our Company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

We may be subject to defense tax in Cyprus.

        Dividend income received by a tax resident of Cyprus is subject to a special contribution for defence at a rate of 17%. In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend special contribution for defense, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are both Cyprus tax resident and Cyprus tax domiciled.

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

        The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, financial condition and operating results if we are unable to recover the tax from shareholders as described above

Our interest expenses may not be tax deductible.

        The deductibility of the interest expenses by the Company is subject to the interest limitation rules under Cypriot law. More specifically: (i) the interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company and/or Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA); (ii) the interest limitation rule contains an annual EUR3.000.000 safe-harbor threshold. This means that borrowing costs up to and including EUR3.000.000 are in any case not limited by this rule (the EUR3.000.000 threshold would apply in cases where '30% of taxable EBIDTA' results to an amount below EUR3.000.000); (iii) in the case of a Cyprus group the EUR3.000.000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs irrespective of whether the financing is with related parties or third parties. If we are unable to deduct our interest expenses for tax purposes, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Ownership of our ADSs

As a foreign private issuer and "controlled company" within the meaning of the Nasdaq's corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

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

        In the event we no longer qualify as a foreign private issuer, we may rely on the "controlled company" exemption under the Nasdaq corporate governance rules. A "controlled company" under the Nasdaq corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholders control a majority of the voting power of our outstanding ordinary shares, making us a "controlled company" within the meaning of the Nasdaq corporate governance rules. As a controlled company, we are eligible to elect not to comply with certain of the Nasdaq corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee consist entirely of independent directors, which shall be mandatory for us in the event that we cease to be qualified in such capacity.

        Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our ADSs less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our ADSs less attractive because we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs, and the price of our ADSs may be more volatile.

While we currently qualify as an "emerging growth company" under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.

        We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, or December 31, 2024, (b) in which our annual gross revenue exceeds $1.07 billion, or (c) in which we are deemed to be a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and related auditor attestation requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2021. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a "foreign private issuer" and follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

        As a foreign private issuer, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely on this "foreign private issuer exemption" with respect to the Nasdaq requirements to have the audit committee appoint our Independent Registered Public Accountants, Nasdaq rules for shareholder meeting quorums and record dates and Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in Cyprus with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We have identified a material weakness in our internal control over financial reporting in relation to our financial reporting as of the years ended December 31, 2018 and 2019, which could result in material misstatements in our historical financial reports.

        Although we were not at the time yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of reviewing our financial statements as of and for the years ended December 31, 2018 and 2019, our management and our Independent Registered Public Accounting Firm identified deficiencies that we concluded represented a material weakness and significant deficiencies in our internal control over financial reporting. SEC guidance defines a "material weakness" as a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. SEC guidance defines a "significant deficiency" as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting.

        In relation to our financial reporting as of the year ended December 31, 2018, we identified a material weakness relating to our information systems, whereby our information systems access, the segregation of duties and user access rights within our information systems and change management controls were not operating effectively. In relation to our financial reporting as of the year ended December 31, 2019, we identified a continuing material weakness relating only to our "1C" accounting system, our accounting system software, whereby the user access rights and change management controls were not operating effectively.

        We took measures to remediate the material weaknesses identified. Please see Item 15 "Controls and Procedures" for our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020.

If we fail to establish and maintain proper internal controls as required by Section 404 of the Sarbanes-Oxley Act, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

        Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)") requires that our management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. However, for as long as we are an emerging growth company, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)").

        As discussed above in "—We have identified a material weakness in our internal control over financial reporting in relation to our financial reporting as of the years ended December 31, 2018 and 2019, which could result in material misstatements in our historical financial reports.," we and our Independent Registered Public Accounting Firm identified certain material weaknesses in connection with our December 31, 2018 and 2019 audits. The continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results or our auditors may be required to issue a qualified audit report, and investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to achieve and maintain compliance with the requirements of Section 404(a), we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training for our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management's attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

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

        Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cyprus law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors and our shareholders. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our shares, which are controlled by our principal shareholders, in accordance with the manner prescribed in our amended and restated articles of association. Together these provisions may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ADSs.

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

        As of the date of this Annual Report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares of a Cypriot company, even if such an acquisition confers on such person control, if such company's shares are not listed on a regulated market in the European Economic Area, unless the acquirer acquires 90% or more of all the shares of a target company or of any class of shares in the target company or acquires sufficient shares to aggregate, together with those which it already holds (in its own name or that of a nominee or held by its subsidiary) 90% or more of the target's shares. Neither our shares nor our ADSs are listed on a regulated market in the EEA. Consequently, a prospective bidder acquiring either our shares or ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable statutory takeover protection regime.

        Our amended and restated memorandum and articles of association contain a mandatory tender offer provision that requires a third party acquiror that acquires, together with parties acting in concert, 30% or 50% or more of the voting rights in our shares to make a tender offer to all of our other shareholders at the highest price paid for shares in the Company by that third party (or parties acting in concert) in the preceding 12 months. However, the provision does not apply to any of our existing shareholders or their affiliates as of the date of the adoption of our amended and restated memorandum and articles of association, which means such shareholders (including Highworld Investments Limited and ELQ Investors VIII Limited, and their respective affiliates) can individually or collectively go below 30% or 50% of the voting power, as the case may be, and subsequently acquire more than 30% or 50% of the voting power, as the case may be, without making a tender offer.

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

        As of December 31, 2020, we had 50,317,860 ordinary shares outstanding. If a substantial number of these ordinary shares (or ADSs representing these ordinary shares) were sold in the public market, or the market perceives that such sales may occur, the market price of our ADSs could be adversely affected.

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

        Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date a notice stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each registered holder of ADRs on the record date set by the depositary will, subject to any applicable provisions of the laws of the Republic of Cyprus and our articles of association, be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs evidenced by such registered holder's ADRs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us.

        If you qualify, you may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold prior to our and the depositary's voting record date(s), which may be different. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. The depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

        Special U.S. federal income tax rules apply to U.S. persons owning shares of a "passive foreign investment company" as defined in the Internal Revenue Code of 1986 (a "PFIC"). If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. "Additional Information, E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders") holds the ADS (or ordinary shares represented by the ADSs), the U.S. Holder may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs (or such ordinary shares), or upon the receipt of distributions in respect of the ADSs (or such ordinary shares). Based on the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of our income and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs.

General Risk Factors

The price of our ADSs might fluctuate significantly.

        The trading price of our ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  the overall performance of the equity markets;

  •
  issuance of new or changed securities analysts' reports or recommendations;

  •
  additions or departures of key personnel;

  •
  sale of our ADSs by us, our principal shareholders or members of our management;

  •
  general economic conditions;

  •
  speculative trading in and short sales of our ADSs, as well as trading phenomena such as the "short squeeze";

  •
  changes in interest rates; and

  •
  availability of capital.

        These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect the price and trading volume of our ADSs.

        The projections of securities research analysts may vary widely and may not accurately predict the results we actually achieve. The price of our ADSs may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, the price of our ADSs could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, the price or trading volume of our ADSs could decline.

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

        Any such acquisition may require a significant commitment of management time, capital investment and other management resources. We may not be successful in identifying and negotiating acquisitions on terms favorable to us. Any such acquisition could involve us taking on additional debt or give rise to new liabilities. In addition, we cannot be certain that any acquisition, if completed, will be successfully integrated into our existing operations or will perform according to our expectations. If we are unable to effectively integrate or partner with an acquired business, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for acquisitions, we may dilute the value of the ordinary shares or ADSs.

The obligations associated with being a public company will continue to require significant resources and management attention.

        As a public company in the United States, we will continue to incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase the demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the continuing need to establish and maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Item 4.    Information on the Company

A.  History and Development of the Company

Corporate Information

        We were incorporated in Cyprus on May 28, 2014 under the Cyprus Companies Law, Cap. 113 as Zemenik Trading Limited, and our registered office is located at 42 Dositheou Street, Strovolos, Nicosia, Cyprus. On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company's legal name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form. Our commercial name is HeadHunter. In June 2019, we changed the effective place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. See Item 10. "Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and Distributions."

        The principal executive office of our key operating subsidiary, Headhunter LLC, is located at 9/10 Godovikova Street, Moscow, 129085, Russia. The telephone number at this address is

+7 495 974-6427. The SEC maintains an internet site that contains reports and other information regarding issuers, such as ourselves, that we file electronically, with the SEC at www.sec.gov. Our website address is www.hh.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address as an inactive textual reference only.

        Our agent for service of process in the United States is Cogency Global Inc., and its address is 10 E. 40th Street, 10th Floor, New York, New York 10016.

        For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5. "Operating and Financial Review and Prospects."

B.  Business Overview

Overview

        We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 91% of which was free for us as of December 2020, according to our internal data, and we were the sixth most visited job and employment website globally as of January 1, 2021, according to the latest available data from SimilarWeb. Our CV database contained 36.2 million, 41.8 million and 48.2 million total CVs as of December 31, 2018, 2019 and 2020, respectively, and our platform hosted a daily average of approximately 559,000, 588,000 and 608,000 job postings in the years ended December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, our platform averaged 20.0 million, 21.9 million and 22.5 million unique visitors per month, respectively, according to LiveInternet.

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

        We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 253,000, 322,000 and 351,000 paying customers on our platform for the years ended December 31, 2018, 2019 and 2020, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is the highest among white and blue collar candidates as compared to other Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

        We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications had been downloaded 28.3 million times cumulatively as of December 31, 2020, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by AI and machine learning algorithms.

        Our total revenue was 6,118 million, 7,789 million, and 8,282 million for the years ended December 31, 2018, 2019 and 2020, respectively. During the same periods, our net income was 1,033 million, 1,581 million, and 1,886 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

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

        On December 25, 2020, HeadHunter completed an acquisition of 100% of the issued charter capital of LLC "Zarplata.ru" from Hearst Shkulev Digital Regional Network B.V. for a total purchase price of 3.5 billion in cash, subject to customary post-completion price adjustments and limited post-closing escrow arrangements.

        Zarplata.ru is a job classified platform with a strong footprint in certain Russian regions, such as Siberia and Ural. It was formed by consolidating local city portals, which has created high local brand recognition and means that Zarplata.ru has a significant share of organic traffic. Revenue and traffic generated by Zarplata.ru in its key regions is comparable with HeadHunter's revenue and traffic in those geographies.

        Zarplata.ru will operate separately from HeadHunter and will remain accessible at its existing web address, www.zarplata.ru. It is currently anticipated that the Zarplata.ru management team will remain in place and will continue to be involved in further operations.

        The Zarplata.ru Acquisition will accelerate our development in key strategic areas such as increasing penetration in the Russian regions and outreach to blue collars and SMAs. We believe that the transaction offers significant synergy potential with an expectation that we and Zarplata.ru will align our sales, monetization and marketing strategies as well as product development.

Our Services

        We provide both job seekers and employers with a broad range of recruitment related services. Our services include access to our CV database and job postings, as well as additional recruitment-centric VAS.

        We derive revenue primarily from providing access to our CV database and posting job advertisements on our platform. Access to our CV database is a subscription-based service with the duration of the subscription ranging from one day to one year. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription. Since August 1, 2020, each type of access to our CV database contains a limited number of job seekers' contacts to view (for example, there are 120 contacts provided for the one-day access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers' contact details, customers would need to purchase additional packs of contacts. Our job posting service allows customers to purchase one job posting or a package of multiple job postings and use them when needed to post or refresh job advertisements on our website. Customers may also choose to buy bundled subscriptions, which include access to our CV database and the ability to post job advertisements over the period of subscription.

        Job seekers can search job postings and upload their CVs to our database to apply for posted vacancies. The majority of the services we provide to job seekers are free, but we also offer job seekers various fee-based career and promotional services.

        The following table provides a breakdown of our revenue by product type:

	For the year ended December 31,
(in thousands of RUB)	2018	2019	2020
Bundled Subscriptions	1,946,379	2,223,951	2,372,467
Job Postings	2,227,926	3,112,188	3,342,225
CV Database Access	1,401,538	1,761,728	1,812,245
Other VAS	541,930	690,874	755,170
Total	6,117,773	7,788,741	8,282,107

CV Database Access

        Our highly predictable, recurring subscription-based CV database accounts for 21.9% of our total revenue in the year ended December 31, 2020. Job seekers submit their CVs to be uploaded to our database, and employers pay a subscription fee to access and search our CV database for a period of time. Customers can specify a particular segment of our CV database to search, such as by industry or geographical region. As of December 31, 2019, our CV database contained a total of more than 41.8 million CVs, 12.8 million of which were uploaded by job seekers in the Moscow region and 4.4 million by job seekers in the St. Petersburg region. As of December 31, 2020, our CV database grew to a total of more than 48.2 million CVs, 14.3 million of which were uploaded by job seekers in the Moscow region and 5.0 million by job seekers in the St. Petersburg region. The CVs in our database also represent job seekers in a variety of industries. As of December 31, 2020, approximately 65% of our CV database was comprised of white collar job seekers and 35% of blue collar job seekers. The following table provides a breakdown of the number of visible CVs in our database from each Russian Federal District as of January 1, 2021.

Russian Federal Districts	Number of Visible CVs as of January 1, 2021	Year on year increase
	(thousands)	(%)
North West	4,313	12%
Central	12,609	11%
Volga	5,440	13%
Ural	1,991	19%
South	2,816	14%
North-Caucasus	514	20%
Siberian	2,846	18%
Far East	780	20%

        Our CV database contains, on average, approximately 1.3 CVs per registered account as of December 31, 2020. In addition, for every CV that was posted to our database, 56% of total visible CVs (excluding CVs acquired from Job.ru) were used to apply to a job posting at least once over the last two years, and 70% of total visible CVs (excluding CVs acquired from Job.ru) have either applied at least once for a job posting or edited a CV in the last two years as of December 31, 2020, which we believe is one of the highest conversion rates in our industry.

        Since August 1, 2020, each type of new or renewed access to our CV database contains a limited number of job seekers contacts to view (for example, there are 120 contacts provided for the one-day access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers contact details, customers would need to purchase additional packs of contacts.

        We evaluate and approve the CVs submitted to our database before they are uploaded to ensure our customers are viewing complete and high-quality CVs. We are continuing to develop and improve our AI system to streamline this approval process, and on average for the year ended December 31, 2020, approximately 70% of CVs submitted to our database were approved for publication by our AI and heuristic systems without the need for further human moderation. Our AI system also collects data from uploaded CVs to improve search results, suggest relevant applicants to our customers and improve overall functionality of our CV database. See "—Technology and Intellectual Property—Artificial Intelligence."

Job Postings

        In addition to searching our CV database, customers can post their job advertisements for up to 30 days on our platform for a one-off fee, depending on the volume of postings. Job postings represented 40.4% of our total revenue in the year ended December 31, 2020. Job seekers can browse our platform and apply for the positions they select. For the year ended December 31, 2020, our platform contained a daily average of approximately 608,000 job postings, approximately 192,000 of which were for positions in the Moscow and St. Petersburg regions, approximately 373,000 of which were for positions in other regions of Russia and approximately 48,000 of which were for positions in Belarus, Kazakhstan and the other countries in which we operate, except for Ukraine.

        The job postings on our platform also represent positions across a broad range of industries.

Bundled Subscriptions

        Our highly predictable, recurring bundled subscriptions accounted for 28.6% of our total revenue in the year ended December 31, 2020. We provide access to our CV database and allow customers to display job advertisements on our website on a subscription basis, with the duration of the subscription ranging from one day to one year. The number of job postings included in our bundled subscriptions is capped by a contractually stated limit, which became effective on September 1, 2015. Since August 1, 2020, each type of new or renewed access to our CV database contains a limited number of job seekers contacts to view (for example, there are 120 contacts provided for the one day access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers' contact details, customers would need to purchase additional packs of contacts. Our bundled subscriptions offer value to our customers who choose to purchase more than one of our services. For example, a customer may purchase a subscription to access our CV database for one month with a specified number of job postings over that same period included in a contract for a flat fee.

Human Resource Value Added Services

        In addition to our primary online recruitment services, we offer customers additional VAS that are aimed at enhancing effectiveness and increasing efficiency throughout the recruitment process. Our product portfolio is constantly evolving, allowing us to meet the developing needs of our customer base. Currently, we offer employers an Applicant Tracking System (ATS), benchmarking tools, such as online labor market and salary analytics and employer branding consulting, as well as recruitment process automation tools. VAS represented 9.1% of our total revenue in the year ended December 31, 2020.

        Beginning with our internally developed ATS platform, Talantix, we aim to complement our core products with VAS covering all recruitment related functions performed by our customers. We aim to be a "one-stop shop" solution for recruitment professionals by actively developing products and services for candidate sourcing, pre-selection, screening, interviewing and onboarding. We are also experimenting with alternative business models and recruitment products to address niche demands of our customers who may begin using only some of our core services, in order to keep them in our recruitment ecosystem.

        Our VAS portfolio is built around three key areas:

  •
  Recruitment process management.  We developed Talantix as a SaaS-based ATS designed to automate the talent acquisition function and improve process management. We expect that Talantix will cover all of the principal day to day recruitment needs of small to medium enterprises. In order to address the need for process automation and to streamline our customers' routine work, in 2017, we introduced our "Virtual Recruiter" product, which is aimed predominantly at mass recruitment vacancies, or positions with limited qualifications that are mainly in the retail segment and are characterized by high employee turnover. Virtual Recruiter uses our sourcing capabilities (both on and outside of our platform) and chat-bot technologies to help customers automatically attract a wide range of potential suitable candidates from various sources, run the pre-screening and scoring process, schedule interviews and more, all without any human involvement from the customer's side. We aim to continue developing this product and fully integrate it into our ATS solutions.

  •
  Penetration into HR budgets.  Our product development strategy is aimed at providing a fully integrated platform that provides employers with a "one-stop shop" solution for each step of the recruitment process. We provide our customers with branding and advertising tools and tailor-made HR consulting services in order to promote their brand and improve flow of relevant candidates. We offer auxiliary products such as an online salary comparison tool that helps our customers benchmark salaries offered in various industries of the local market. Based on extensive data, our HR analytics tools assist our customers in monitoring and analyzing the job market and CVs and help make informed, timely decisions.

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

        On May 6, 2019, we acquired a 25.01% stake in a rapidly developing HR technology company, LLC Skilaz ("Skillaz"), which automates routine recruiting processes by implementing complex built-to-suit integration projects. Skillaz's product offering complements Talantix as it targets larger, high-end market customers who have a sophisticated recruitment function. We also entered into option contracts to purchase an additional 40.01% ownership interest in Skillaz, which are exercisable through the period from June 1, 2020 until June 30, 2021 and subject to certain option exercise procedures. These options will be exercised if we decide that this product gains traction with our customers and fits with our long-term strategy.

Our Customers

        We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as "customers." In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define "Key Accounts" as customers who, according to the Spark-Interfax database, have an annual revenue of 2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define "Small and Medium Accounts" as customers who, according to the Spark-Interfax database, have both an annual revenue of less than 2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

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

        We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies that are looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as "other customers." We served approximately 253,000, 322,000 and 351,000 paying customers in the years ended December 31, 2018, 2019 and 2020, respectively.

        We operate in all regions of Russia, and in terms of revenue contribution, the majority of our customers are located in the Moscow and St. Petersburg regions. However, the share of customers from other regions continues to grow. We believe this regional expansion provides a substantial growth opportunity due to the growing numbers of emerging businesses, increasing internet penetration and online recruitment services adoption throughout Russia.

        The following table provides a breakdown of our customer base by type of customer account, as a percentage of revenue for a year indicated:

	As of December 31,
	2018	2019	2020
Russia
Key Accounts	36.7%	34.0%	35.9%
Small and Medium Accounts	52.1%	53.8%	52.5%
Other customers	4.4%	4.8%	4.8%
Other segments (all accounts)	6.8%	7.4%	6.7%
Total	100%	100%	100%

        The following table provides a breakdown of our customer base by type of customer account and by region, as a percentage of revenue for the year ended December 31, 2020:

(for the year ended December 31, 2020)	Key Accounts	Small and Medium Accounts
Moscow and St. Petersburg region	26.0%	30.5%
Other regions of Russia	9.8%	22.0%
Total	35.9%	52.5%

        In the years ended December 31, 2018, 2019 and 2020, we had 10,736, 11,125 and 11,801 Key Accounts customers in Russia, respectively. In the same periods, we had 222,843, 285,300 and 314,845 Small and Medium Account customers in Russia, respectively. We maintain long-term relationships with our customers, particularly our Key Accounts customers.

        We have a highly diversified customer base, particularly in Russia. Our top 10 customers represented 1.7% of our total revenue for the year ended December 31, 2020. Our customers also represent a broad range of industries, including retail, IT, construction and finance, resulting in balanced exposure to the economies of the Russian markets in which we operate.

        We use average revenue per customer ("ARPC") to track the average revenue we receive per customer during a specified period. ARPC is calculated by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. We calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts purchase higher usage of our services and typically purchase longer subscriptions. Small and Medium Accounts purchase less usage of our services or purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore, lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore, higher priced services, resulting in a higher ARPC. The following tables provide a breakdown of our ARPC by type of customer account:

	As of December 31,
	2018	2019	2020
Russia (in RUB)
Key Accounts	208,973	237,897	251,807
Small and Medium Accounts	14,302	14,700	13,822

Competition

        We are the largest player in the Russian online recruitment market in terms of CVs and job postings on the platform and offer the most comprehensive package of HR and recruiting services, supported by the largest CV database, a well-recognized brand and a growing base of job postings, as well as by our ability to attract new customers and retain existing ones. We believe that our scale and position in the Russian online recruitment market provide a competitive edge over other market participants and help us successfully sustain and compete for additional market share.

        The Russian online recruitment market is characterized by a dynamic competitive landscape and ongoing technological evolution. We face competition mainly from Russian online job portals, online classifieds platforms with presence in the jobs vertical and offline media. Our key competitors include Russian online recruitment services providers such as SuperJob.ru and Rabota.ru, who also offer access to CV databases and job posting services. In December 2020, we completed the acquisition of Zarplata.ru, a former competitor, as part of our growth strategy to strengthen our market positions in regions of Siberia and Ural. As part of its broader strategy of expanding its ecosystem, Sberbank, Russia's largest commercial bank, acquired Rabota.ru in 2019. During 2020, Sberbank has rebuilt Rabota.ru's tech platform, revitalized its brand, started active marketing campaign and partially integrated it in Sberbank's financial network. In March 2021, Rabota has introduced a free ATS system "SberHiring" which allows to automate the hiring process.

        In addition, we face competition from the large Russian general classifieds company Avito, which is focused on blue collar job seekers and small businesses, monetizing primarily through a fee-per-job posting model. Our former shareholder, Mail.Ru, runs its classifieds business under the "Youla" brand and in 2018, launched a job aggregation model under this brand, and later in the summer of 2018, allowed employers to post job vacancies directly on its site for free, and it is uncertain how this could affect the overall competitive climate. In 2019, Mail.Ru acquired the mobile-first, geo-based recruitment service Worki, which focuses on the blue collar segment, in 2021 has rebranded it as VK Jobs with integration in VKontakte social network. Yandex, another well-established internet player in Russia, is currently present in the recruitment market via an aggregator platform Yandex.Rabota and launched its horizontal classifieds business, Yandex Ads, in November 2020. Yandex.Talents, a recruitment chat bot that automates communication with candidates was closed shortly before launch of Yandex Ads. Several new specialized HR technology companies are bringing new technologies to recruitment functions and could challenge the automation of certain recruitment related functions and have emerged as new players, which could gain a larger presence in the market. In certain geographies and specific segments, we compete mainly with offline media, such as local newspapers with a jobs classifieds section.

        Our international competitors include, or may in the future include, global professional networks, such as LinkedIn, job portals and aggregators, such as Indeed, HR technology companies and players who operate adjacent business models, including social networks, such as Facebook, and search engines, such as Google, who recently introduced its enhanced job search user function called "Google for Jobs" in Russia. The competition from international players is currently limited, given that Russia is perceived as a market with strong domestic internet players, as well as Russia's regulatory regime, compliance with which entails significant investments and costs, such as the requirement to store personal data of Russian citizens within Russia as prescribed by the Law on Personal Data. See "—Regulation." Notably, access to LinkedIn's resources in Russia was blocked by the Roskomnadzor in November 2016 as a result of LinkedIn's failure to comply with this regulation. We believe we are advantageously positioned against our indirect competitors, such as social networks and search engines.

        Because our CV database, traffic to our website and the range of additional services for employers exceed those of our competitors, we view premium pricing of our services to be justified and sustainable. We have historically been able to retain our customers and attract new ones while periodically increasing the prices for our services.

        The main monetization model adopted in the Russian online recruitment market is either providing paid access to a CV database, charging a fee per job posting or a combination thereof. Should some international players, such as Indeed, expand their operations in Russia and propose to the market an alternative monetization model adopted elsewhere, such as CPC, we might be forced to change our business model accordingly. However, we believe that with successful introduction of our ClickMe product, which operates on the cost-per-click (CPC) model, we are well positioned and prepared for such challenges.

        The competition in Human Capital Management (HCM) services is largely fragmented and differs across various types of services. Currently, key competitors in broader HCM space are large international, such as Oracle and SAP, and local, such as 1C and IBS, IT service providers, while future competition may arise from growing HR technology start-up companies, as well as new developing business and monetization models, such as recruiting chat bots or advertising agencies, providing recruiting services on cost-per-acquisition basis.

Sales and Marketing

        Our sales and marketing efforts are focused on increasing job seeker traffic, promoting our brand name and further establishing our reputation as the leading recruitment platform in Russia. We employ a diverse mix of marketing and communications channels to attract and retain customers, and we are not dependent on any single marketing channel. For the year ended December 31, 2020, we acquired approximately 80% of customers that were new to our platform by using free marketing channels, according to our internal data. In the years ended December 31, 2018, 2019 and 2020, our advertising spend was 940 million, 1,047 million and 1,105 million, or 15.4%, 13.4% and 13.3% of our total revenue, respectively, with roughly half of total spent on digital advertising (including search engines and social media), one-third on TV advertising and the rest on other marketing channels (including outdoor and other offline advertisements). We also use different advertising channels to target our regional markets, which we adapt to each region's evolving needs, such as using offline advertising in one region versus digital marketing in another.

        According to our internal data and Google Analytics as of December 2020, 91% of our website traffic came from free marketing sources, such as a user typing our name into a search engine, organically typing our name into a browser that takes a user directly to our website, by email distributions to our registered users or through referrals, where a current user refers a new user to our website. Only 9% of our website traffic came from paid advertising, such as CPC or meta search, during the same period, and our TV advertising campaigns promote awareness and help generate more traffic through free marketing sources.

Job seekers

        We target job seekers primarily through digital marketing, TV and outdoor advertising, and the effectiveness of our marketing campaigns has been demonstrated by the increase in the incoming traffic from our target group. We focus our advertising efforts on attracting job seekers, which, in turn, attracts more paying customers to our platform.

Small and Medium Accounts

        Small and Medium Accounts represent a large market opportunity for us, and we continuously focus on increasing our brand awareness with these customers. Our various marketing campaigns, such as telemarketing and search engine advertising, are targeted at these customers, promoting our reputation, increasing our brand awareness and educating our audience about the existence of online recruiting. In addition, our job seeker TV marketing campaigns also have proven to attract more Small and Medium Accounts customers directly. We also have 104 sales professionals who are dedicated to selling services to Small and Medium Accounts as of December 31, 2020.

Key Accounts

        We maintain close contact with our Key Accounts customers through our participation in industry conferences and events and by providing various educational services, such as HR webinars and online education, which help Key Accounts customers use our products more effectively. In addition, 78 members of our sales team representatives cater to the needs of our Key Accounts customers on a daily basis as of December 31, 2020. With our established customers, we promote our portfolio of HCM services to increase customer engagement and customer retention, which continue to be the driving forces behind our growth.

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

Sales function

        We believe that our sales function represents a significant competitive advantage and differentiating factor that sets us apart from our competitors, and our sales force is comprised of highly skilled, versatile professionals who have strong regional presences combined with our well-developed sales and support processes through our customer relationship management ("CRM") platform and other predictive analysis tools.

        As at December 31, 2020, we had a total of 226 employees on our sales force, 182 of which are in Russia and 44 of which are in other countries. Our sales force consists of 168 sales specialists and 14 sales supervisors. The following table demonstrates our number of sales employees broken down by region:

Geography	As at December 31, 2020
Russia	182
Kazakhstan	29
Belarus	14
Azerbaijan	1
Total	226

        Most of our customers are self-served and use our platform without any interaction with the salesforce. When customers require support from the sales force, we interact with them at every point of contact on our platform, from registration and initial product introduction to recurring service use. A new customer first interacts with our registration group, which consists of 38 people based in Yaroslavl who are responsible for client verification and fraud prevention. The registration group inputs key data and ensures an accurate and smooth onboarding process. Then, our telesales team, which consists of 64 people based in Yaroslavl, takes over, and the customer is assigned to a sales manager depending on its region of operations. Next, the customer is moved to the customer development team, who assigns the customer to the Small and Medium Accounts team, or to the Key Accounts coverage teams. These specialized sales teams cater to the specific type of customer, depending on their needs. The Key Accounts group consists of 20 people based in Moscow, 8 people based in St. Petersburg and 37 people in 9 other regional offices, which maintain personalized interactions. Our Key Accounts group provides high quality, individualized service to each customer. We also have a separate team of sales account managers who proactively work to acquire new corporate customers. Our revenue per sales account manager for Key Accounts grew from 36.3 million for the year ended December 31, 2019 to 45.7 million for the year ended December 31, 2020. Additionally, our CRM notification system powered by predictive analytics tools analyzes customer activity on our platform in real time and, based on predictive analytics, suggest relevant actions to our sales force, further enhancing our ability to proactively provide efficient, personalized service to each customer.

Our Platform

        Our users access our platform through desktop sites, mobile sites and mobile applications. Our back-end technology, built on a Java base and PostgreSQL database, is consistently used in all front-end interfaces, to promote the logical consistency and relevance of data. For the desktop version of our site, we use standard web technologies and an adaptive layout to work on mobile and tablet devices in addition to mobile applications and our mobile site. Our customers predominantly use our desktop platform where they can access full employer functionality, but both job seekers and employers are increasingly turning to mobile devices to access our platform. In terms of unique monthly average users, for the years ended December 31, 2019 and 2020, 72% and 71%, respectively, of our traffic came from mobile devices.

        Our mobile platform expands our footprint and complements our desktop platform. Our platform is available through a mobile version of our website, and via iOS, Android and Windows Phone applications. Initially outsourced, we moved the development of our applications in-house in 2013, in order to better control the quality of our apps and respond to evolving customer needs.

        Our iOS and Android applications are also becoming increasingly popular, with the number of cumulative downloads since launch of our job seeker applications in the table below.

	For the year ended December 31,
(in thousands)	2018	2019	2020
Cumulative iOS downloads	5,047	6,691	8,126
Cumulative Android downloads	10,298	15,535	20,153
Total	15,345	22,226	28,279

        Our mobile applications are designed to respond to the developing needs of our users, and we have separate versions designed for job seekers and employers. Our job seeker applications are fully functional and support all activity from registration to interaction between the job seeker and employer. Most employers work with our desktop platform while using our mobile platform as a second, complementary screen. Job seekers account for the majority of our mobile traffic.

        Our application is ranked among the top applications on app store-generated lists for business-related free applications in both the iOS and Android application stores in Russia. Job seekers using our mobile applications typically return more frequently than those accessing our platform via desktop sites, and for the twelve week period between November 29, 2020 to February 20, 2021, retention of these users was approximately six times higher than on our desktop site. In addition to receiving updates, job seekers using our applications also receive push notifications based on the data they provided and certain behavioral traits. For example, job seekers may receive notifications about newly posted vacancies that may be of interest to them based on their previous search patterns. These personalized messages assist in increasing our job seeker retention rate. As of December 31, 2020, 74% of registered job seekers used our mobile platform only (including both mobile website and applications), while 15% used the desktop only. A significant share of registered job seekers (46% in December 2020) are using only our mobile applications. We continuously enhance job seeker experience on our mobile platform in order to improve conversions of mobile traffic into applications from job seekers.

        Some of our Key Accounts customers can interact with our services through paid access to our API interface, which allows them, for example, to create job postings and process applications.

Technology and Intellectual Property

        We design, test and update our website and develop our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our product portfolio and enter new market segments, without compromising quality or customer continuity. Our site experienced 99.92% average uptime for the year ended December 31, 2020. We also use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

        As of December 31, 2020, our services were supported and enhanced by a team of 176 experienced and dedicated product development and system administration employees with in-depth knowledge of information technologies and online recruitment. We have grown this team from 134 to 151 to 176 employees, as of December 31, 2018, 2019 and 2020 respectively. We also provide ongoing education to our product development team to ensure that our team is up to date on new technologies and advances in our markets. Our development team is responsible for product innovation, testing, user experience improvements, search engine optimization and online advertising. The number and the quality of new technology releases from our development team is constantly rising, with the number of technological bugs per release consistently declining. For example, we had 0.45 bugs per release in 2019, which we decreased to 0.29 bugs per release in 2020. We have been able to develop innovative and effective products and services to meet the evolving needs of our customers, and we plan to continue to strengthen our development function.

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

        Our AI system also efficiently assists with our CV moderation process. We evaluate and approve each CV submitted to our database to ensure quality, and for the year ended December 31, 2020, all of the CVs submitted to our database were screened by our AI and heuristics system, with on average approximately 70% of CVs receiving approval from our AI to be posted on our database without the need for further human action.

        AI improves the conversion of users to registered users, the conversion of registered users to those who upload their CV to our database, as well as the conversion of users in our CV database to submit applications for a posted vacancy. Our AI improves the functionality and effectiveness of our products, driving our revenue while providing our customers with high quality service. During 2020, our AI systems on average facilitated approximately 361,000 relevant vacancy applications and views of employers contact details daily, which increased by 175% compared to 2019. Our development team focuses on improving our AI Smart Matching Systems.

User interface and user experience

        We developed our platform to provide users with a simple and clear interface, and we are constantly optimizing our interface to improve the user experience at each stage. We have a bespoke customized interface for different groups of customers (anonymous users, applicants, paying customers and prospective customers). We streamline our platform by providing simplified CV forms, click-on fields for data input rather than empty fields, reducing the number of required fields in forms and customizing our interface for different users. Our simple but smart interface improves our conversion of users to registered users and of registered users to those who upload a CV, and these conversions increase the attractiveness of our platform to customers. In 2019, we modified the first time user experience for our mobile apps and adopted a simpler, more intuitive approach to interactions in order to fully optimize user engagement and encourage conversions. We are developing a sequenced "call-to-action" approach in our mobile apps that will drive users through a funnel to the desired action.

Our technology infrastructure

        We host our platform at two data centers in Moscow, and we have two backup servers located at these data centers and one backup server located at our offices in Moscow. We also have one backup storage facility at the headquarters of our key operating subsidiary in Moscow. We have designed our websites, applications and infrastructure to be able to support high traffic volume. Our average uptime has exceeded 99% since 2017, with an average uptime of 99.92%, 99.94% and 99.92% for the years ended December 31, 2018, 2019 and 2020, respectively. With network bandwidth of 20 gigabits per second, our infrastructure offers significant headroom, well in excess of our current outgoing traffic needs of around 4 gigabits per second. Our platform is also more than capable of handling a peak load, which was estimated to be approximately 7,000 requests per second that our platform was able to handle during one of our busiest traffic periods in November 2020. Further, we continuously monitor and stress test our traffic and storage capacities through conducting heavy stress tests of 10,000 requests per second, and we maintain a predictable load limit of approximately 11,260 requests per second. We conduct these tests and monitor our infrastructure capabilities in order to continue constantly grow and upgrade our platform. Since 2003, we have processed cumulatively over 1 billion job applications, and we currently process about 1 million applications per day.

Our intellectual property

        We own our domain names and trademarks relating to the design and content of our website, including our brand name and various logos and slogans. As of February 2021, we held 107 registered trademarks in Russia, Cyprus, Belarus, Kazakhstan and other countries in which we operate, including Uzbekistan, Georgia, Azerbaijan and Kyrgyzstan, including our name and certain marks associated with each project. We also held 4 database certificates, 1 utility patent and 3 design patents, all registered in Russia.

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

        Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

  •
  broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party's trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

  •
  an unlimited registration period-unlike the ordinary trademarks (which can be registered for 10 years and renewed for each subsequent 10 years period an unlimited number of times), the well-known trademarks registration generally remains effective for an unlimited period of time.

  •
  In order to register a mark as a well-known trademark, a person using the mark must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as the results of consumers surveys, documentary evidence of costs incurred for the advertising of the mark, etc.). Rospatent must take a decision on the application within 10 months, but this period may be extended subject to the regulator's requests for and consideration of additional documents and/or clarifications from the applicant.

        The application may be denied in the following circumstances:

  •
  the applicant has not provided the documents evidencing that the relevant mark has become well known; or

  •
  the relevant mark has become well known after the priority date of another person's trademark which is identical or confusingly similar with the relevant mark and which has been registered for the use in respect of similar goods.

        The mark is recognized as a well-known trademark from the date of its registration (i.e. its entry into the register of well-known trademarks).

Advertising Regulation

        The principal Russian law governing advertising is the Federal Law of the Russian Federation No. 38-FZ "On Advertising" dated March 13, 2006, as amended (the "Advertising Law"). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

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

        Russian advertising laws define and prohibit, among other things, "unfair," "untrue" and "hidden" advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

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

        The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites based on user activity data, however, it may be encompassed by notion of "telecom" advertising and, therefore, trigger the application of the Advertising Law and its provisions on necessity of consent. The consent should be executed in a form that allows to ascertain the fact that such consent was obtained. In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS. As required by the Advertising Law, the sender of ads is required to receive the recipient's prior consent before any dissemination by e-mail.

Privacy and Personal Data Protection Regulation

        We are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The notion of "personal data" under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically name and contact details are considered to be personal data. The amendments to the Personal Data Law (which entered into force on March 1, 2021) set forth new rules on processing of a specific type of personal data, being personal data which are made available to the general public (the "Relevant Data"). Relevant Data would comprise user profiles which are publically available.

        Russian law uses the term "data operator" to denote a person who determines the scope and purposes of the processing (this notion is equivalent to the notion of the "data controller" under the GDPR). Russia also has a notion of "person involved into the data processing by the data operator" which is equivalent to the notion of "data processor" under the GDPR.

        The Personal Data Law, among other things, requires, subject to a limited number of exceptions, that an individual provide specific, informed and conscious consent to any processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data. In respect of most types of data, the Personal Data Law does not require the consent to be in writing (under the Personal Data Law, "in writing" means hand-written or subject to qualified electronic signature) but requires that the consent be in a form that, from an evidential perspective, sufficiently attests to that the data subject.

        The consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the data subject's race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any biometrics; (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects (e.g. under Russian law, the United States is one of such states); and (iv) the certain types processing of an employee's personal data, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature.

        The Relevant Data can only be processed/transferred to third parties to the extent there is a consent of the data subject (the consent shall be in the form to be prepared by Roskomnadzor, the Russian data protection authority). The data subject may specify (in such consent) certain restrictions on data processing (such restrictions can, however, not apply to processing in state or public interest). In the absence of consent, the data controller cannot disclose the Relevant Data to third parties or otherwise process it. The burden of proof in respect of receipt of consent to processing of the Relevant Data lies with the data controller which is processing data. In the absence of the consent, the data controller can process the Relevant Data internally (i.e. without transfer to third parties), only if the data subject directly provided the Relevant Data to such data controller.

        The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. The new rules with respect to the Relevant Data also allow the data subject to demand that the data controller/

third parties cease to process his/her Relevant Data. Unless the processing is stopped upon receipt of the relevant request, the data subject can oblige the data controller to stop the processing through the court proceedings. The rules do not apply to processing by the Russian state authorities.

        By accepting our offer, users consent to the processing of their personal data by clicking an icon indicating their consent to the offer. Once the form of consent to be prepared by Roskomnadzor is publicly available, we will assess the need to make any changes to our form of consent.

        According to the Personal Data Law, personal data operators are required to conduct certain types of processing ("restricted processing actions") of personal data of Russian citizens (when gathering such personal data) with the use of Russian databases (this obligation is referred to the "Russian data localization rules"). These types of such "restricted processing actions" include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. The Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. These data may be transferred abroad by way of cross-border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below).

        Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is allowed (subject to the rules on consent to processing in general described above) to countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by Roskomnadzor. If a country to which the transfer is made is neither of those (such as the United States), cross-border transfer is only permitted either subject to a written consent of the data subject specifying the relevant country, or for certain specific purposes, such as the carrying out of an agreement with the data subject (e.g. a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.

        The Yarovaya Law requires telecom providers and arrangers of information distribution by means of internet (the "arranger") to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications). Arrangers are required to ensure such storage for a period of one year. As of July 1, 2018, the arrangers are required to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of six months. In December 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation suggested delaying implementation of certain requirements on data storage for one year in light of the COVID-19 outbreak and related worsening in economic conditions. The term arranger denotes a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an internet user.

        In addition, the Sovereign Internet Law provides certain requirements for the arrangers. In particular, arrangers are required to take part in practical trainings arranged by the Russian authorities and to provide the necessary assistance to the Russian investigative authorities. The Russian authorities are still adopting implementing legislation necessary to implement the Sovereign Internet Law.

        Failure to obtain consent or comply with the other rules of data privacy laws may lead to civil, criminal, disciplinary and administrative liability. The amount of fines is being constantly increased by the Russian legislations (currently the maximum fine is set forth for violation of the Russian data localization rules, as described above, and it equals 18,000,000). The persons processing personal data in violation of the rules are also obliged to terminate or procure the termination of any wrongful processing of personal data. The authorities are also be entitled to block access from Russia to the resources which process personal data in violation of the rules. A special register (Register of Infringers of Rights of the Personal Data Subjects) has been established to record information on the unlawful processing of personal data.

Antimonopoly Regulation

        The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of for market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. In December 2019, the FAS determined that our subsidiary, Headhunter LLC, together with our competitors SuperJob and RDV-Soft, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that Headhunter LLC's actions prohibit the use of third-party software that led to the restriction of competition on adjacent product markets (app stores). See also Item 3. Key Information "Risk Factors—Risks Relating to the Russian Federation and Other Markets in which We Operate—The FAS's determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC's "Robot Vera" software may adversely affect our business, financial condition and results of operations."

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

C.  Organizational Structure

        Please refer to Note 27 to our consolidated financial statements included elsewhere in this Annual Report for a listing of the company's significant subsidiaries, including name, country of incorporation and proportion of ownership interest.

D.  Property, Plant and Equipment

        The principal executive office of our key operating subsidiary is located at 9/10 Godovikova Street, Moscow, 129085, Russia. We also lease operating office space in Yaroslavl, Saint Petersburg, Voronezh,

Nizhny Novgorod, Krasnodar, Sochi, Kazan, Ekaterinburg, Novosibirsk, Rostov-on-Don and Vladivostok, Russia; Minsk, Belarus and Almaty, Kazakhstan. Our additions to property and equipment and intangible assets in the year ended December 31, 2020 were 4,332 million, and they primarily consisted of Goodwill, intangible assets and property and equipment, of 4,071 million acquired in a business combination (please refer to Note 8 to our consolidated financial statements included elsewhere in the Annual Report for more information), and 105 million of leasehold improvements, furniture and equipment costs related mainly to renovation of our head office in Moscow which we completed in the second quarter of 2020.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled Item 3. "Key Information, A. Selected Financial Data," and our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the Item 3. "Key Information, D. Risk Factors" section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

        We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 91% of which was free for us as of December 2020, according to our internal data, and we were the sixth most visited job and employment website globally as of January 1, 2021, according to the latest available data from SimilarWeb. Our CV database contained 36.2 million, 41.8 million and 48.2 total CVs as of December 31, 2018, 2019 and 2020, respectively, and our platform hosted a daily average of approximately 559,000, 588,000 and 608,000 job postings in the years ended December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, our platform averaged 20.0 million, 21.9 million and 22.5 million unique visitors per month, respectively, according to LiveInternet.

        Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

        We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 253,000, 322,000 and 351,000 paying customers on our platform for the years ended December 31, 2018, 2019 and 2020, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy.

        Our total revenue was 6,118 million, 7,789 million and 8,282 million in the years ended December 31, 2018, 2019 and 2020, respectively. During the same periods, our net income was 1,033 million, 1,581 million and 1,886 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Impact of COVID-19

        The World Health Organization declared the novel coronavirus ("COVID-19") a global pandemic on March 11, 2020. Governmental authorities around the world have implemented measures to reduce the spread of COVID-19, including shutdowns and "shelter-in-place" orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. These measures have adversely affected workforces, our customers, economies and financial markets, and the pandemic has had a significant impact of the economies in all of our markets.

        Measures taken by the Russian government to curb spread of the disease, such as a lock-down in Moscow and a nation-wide "period of non-working days," led to a decrease in the number of job postings and the number of new CV database subscriptions in the second quarter of 2020. As a response to the decrease in revenue, we implemented temporary cost-cutting initiatives, including putting all non-essential hiring, capital expenditure and other expenses on hold. Following easing of restrictions in May 2020, we saw gradual recovery of our key performance indicators ("KPIs") in the third quarter of 2020. Although there was a spike in the number of new cases in the fourth quarter of 2020 that was comparable to that of a second quarter of 2020, less severe restrictions were put in place in Russia, and we did not experience similar decrease in our KPIs in the fourth quarter 2020.

        We have not seen a specific impact of COVID-19 on our financial position as at December 31, 2020. Recent developments in the first quarter of 2021, as of the date of this Annual Report, also do not indicate specific impact of COVID-19 on our financial position. Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19. See Item 3.D "Risk Factors—Risks Relating to our Business and Industry—A regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers."

Segments

        For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments are "Russia," "Belarus," "Kazakhstan" and other countries. We divested the business through which we conducted operations in Ukraine in April 2018.

        On December 25, 2020, we acquired 100% of the issued charter capital in LLC "Zarplata.ru" ("Zarplata.ru"), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and Ural, from Heart Shkulev Digital Regional Network B.V. As of December 31, 2020, operations of Zarplata.ru meet the criteria of a reportable operating segment; however, as the financial results of Zarplata.ru for the period from the acquisition date to December 31, 2020 were non-material, they are not included in the statement of income and comprehensive income for the year ended December 31, 2020, and are not included in the "Operating segments" note in our consolidated financial statements for the year ended December 31, 2020.

        As each segment other than "Russia" individually comprises less than 10% of our revenue, for reporting purposes, we combine all segments other than Russia into the "Other segments" category in our financial statements.

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

Key Indicators of Operating and Financial Performance

        Our management monitors and analyzes certain operating and financial performance indicators. This process ensures timely evaluation of the performance of our business and the effectiveness of our strategies, enabling our management to react promptly to the changing requirements of job seekers and customers and evolving market conditions. We believe that many online businesses monitor similar indicators, however, there are inherent challenges with respect to gathering and assessing the data underlying our performance indicators. See Item 3. "Key Information, D. Risk Factors—Risks Relating to Our Business and Industry—Real or perceived inaccuracies of our internally calculated or third-party sourced user metrics may harm our reputation and adversely affect our business and operating results."

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

        The following table sets forth our key operating performance indicators as of the dates (number of CVs and number of visible CVs) or for the periods indicated (number of paying customers, ARPC, daily average number of job postings and average UMVs):

	As of and for the year ended December 31,
	2018	2019	2020
Number of paying customers
Russia segment
Key Accounts, total	10,736	11,125	11,801
Moscow and St. Petersburg	5,538	5,368	5,514
Other regions of Russia	5,198	5,757	6,287
Small and Medium Accounts, total	222,843	285,300	314,845
Moscow and St. Petersburg	109,498	123,295	129,599
Other regions of Russia	113,345	162,005	185,246
Foreign customers of Russia segment	1,937	1,253	1,579
Russia segment, total	235,516	297,678	328,225
Other segments, total	17,437	24,715	22,334
Total number of paying customers	252,953	322,393	350,559
ARPC (in RUB)(1)
Russia segment
Key Accounts, total	208,973	237,897	251,807
Moscow and St. Petersburg	306,216	369,217	391,050
Other regions of Russia	105,369	115,451	129,684
Small and Medium Accounts, total	14,302	14,700	13,822
Moscow and St. Petersburg	19,641	20,922	19,494
Other regions of Russia	9,143	9,965	9,854
Other segments, total	23,935	23,345	24,977
Job postings (in thousands)	559	588	608
Average UMVs (in millions)	20.0	21.9	22.5
Number of CVs (in millions)	36.2	41.8	48.2
Number of visible CVs (in millions)	27.2	31.4	37.5

(1)
ARPC is calculated by dividing revenue by the number of paying customers, respectively, for the period.

        We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as "customers." In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define "Key Accounts" as customers who, according to the Spark-Interfax database, have an annual revenue of 2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define "Small and Medium Accounts" as customers who, according to the Spark-Interfax database, have both an annual revenue of less than 2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

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

        We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as "other customers." Each customer is assigned a unique identification number on our platform.

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

        We calculate average revenue per customer ("ARPC") by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. In Russia, we calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts use our services more and typically purchase longer subscriptions. Small and Medium Accounts purchase less usage or purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC, while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore, lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore, higher priced services, resulting in a higher ARPC. In addition to the factors described above, ARPC in our other segments is also impacted by foreign exchange fluctuations as we translate local currency amounts into our reporting currency, the ruble.

        The number of "job postings" refers to the total daily average number of jobs advertised by our customers on our website during a specified period. The number of job postings shows the volume of job postings available to job seekers on our website on average during a period. It does not reflect the total number of actual vacancies filled or offered through our website during a period. Customers are primarily charged on a per posting basis or a flat fee subscription basis for a capped number of postings over a specific period of time. Customers may refresh job postings before the expiration of the 30 day standard display period for the same fee as the initial posting to generate more job seeker applications. An increase in the number of customers and number of job postings by these customers increases our ability to attract and retain job seekers.

        Our "average unique monthly visitors" ("average UMVs") refers to the average number of unique visitors to our website during a calendar month. The "number of CVs" refers to the number of CVs completed by job seekers and uploaded to our website following the completion of an automated or human-assisted pre-moderation process. Once a job seeker's CV has been uploaded to the website, he or she may choose to hide their CV while, for example, he or she is not actively searching for a job. A CV may be made visible again by a job seeker at any time. When a job seeker hides his or her CV, although it remains in our database and we may reach the job seeker with direct marketing efforts, it is not discoverable by our customers who have purchased a subscription to use our CV database. The "number of visible CVs" represents the number of CVs discoverable by our customers who have purchased a subscription to use our CV database. The number of CVs represents the total volume of data related to job seekers available to us, and the number of visible CVs represents the value of our services to our customers.

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

Key Financial Performance Indicators

Revenue by customer type

        The following table sets forth the revenue from our customers broken down by region for the periods indicated.

	For the year ended December 31,
(in thousands of RUB)	2018	2019	2020
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	1,695,823	1,981,959	2,156,248
Other regions of Russia	547,710	664,649	815,323
Sub-total	2,243,533	2,646,608	2,971,571
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	2,150,685	2,579,517	2,526,381
Other regions of Russia	1,036,346	1,614,359	1,825,497
Sub-total	3,187,031	4,193,876	4,351,878
Other customers in Russia	238,353	329,893	342,993
Foreign customers of Russia	31,507	41,385	57,822
Russia, total	5,700,424	7,211,762	7,724,264
Other segments, total	417,349	576,979	557,843
Total Revenue	6,117,773	7,788,741	8,282,107

        We generated 93.2%, 92.6%, and 93.3% of our total revenue from our Russia segment for the years ended December 31, 2018, 2019 and 2020, respectively. In this segment, we generated 39.4%, 36.7%, and 38.5% of total segment revenue for the years ended December 31, 2018, 2019 and 2020, respectively, from our Key Accounts and 55.9%, 58.2%, and 56.3% of total segment revenue from Small and Medium Accounts for the same periods. Our Key Accounts are characterized by high customer retention rates, with 86% of customers who purchased our services in the year ended December 31, 2019 also purchasing our services in the year ended December 31, 2020, compared to 87% of customers who purchased our services in the year ended December 31, 2018 also purchasing our services in the year ended December 31, 2019. The number of our Small and Medium Accounts have historically grown faster than the number of our Key Accounts, as smaller businesses are increasingly discovering the efficiency and cost advantages of online recruiting and moving from offline forms of advertisements to online advertisements, assisted by our brand awareness campaigns. For the year ended December 31, 2020, this trend was muted by the COVID-19 pandemic and related government measures to curb its spread, which mostly affected our Small and Medium Accounts. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, resulting in substantial contract liabilities on our balance sheet.

        We believe that our revenue will continue to be driven by broad macroeconomic factors in Russia, such as the rate of general economic growth, the state of the Russian job market reflected in such metrics as the unemployment rate, and employee turnover. In addition, we expect our revenue to continue to be positively impacted by the ongoing structural shift from an "offline" to "online" HR environment and the increasing number of businesses using online advertisements. Although our revenue growth may slow down in a weakened economy, the growth in the number of UMVs on our website and the increase in the number of CVs in our database during a downturn positions us to grow when economic conditions improve, as we believe our leading platform has attracted and will continue to attract customers to post their job postings when they are searching for candidates.

        We set the prices for access to our CV database based on the depth and breadth of access to our database and for job postings based on the volume of job postings our customers post on our website. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing), the duration of the subscription, which can be one day, one week, two weeks, one month, three months, six months or one year, and (effective August 1, 2020) the number of jobseeker contact views included in the subscription. The price of the specific geographic and professional segments of the CV database is set according to the relative size of the database measured by the number of visible CVs (however, not always pro rata). The longer the duration of the subscription, the lower the price is per day.

        The following table sets forth the revenue we generate per customer type, broken down by region as a percentage of our total revenue for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
Key Accounts in Russia
Russia segment
Moscow and St. Petersburg	27.7%	25.4%	26.0%
Other regions of Russia	9.0%	8.5%	9.8%
Sub-total	36.7%	34.0%	35.9%
Small and Medium Accounts in Russia
Russia segment
Moscow and St. Petersburg	35.2%	33.1%	30.5%
Other regions of Russia	16.9%	20.7%	22.0%
Sub-total	52.1%	53.8%	52.5%
Other customers	3.9%	4.2%	4.1%
Foreign customers of Russia	0.5%	0.5%	0.7%
Russia, total	93.2%	92.6%	93.3%
Other segments, total	6.8%	7.4%	6.7%
Total	100.0%	100.0%	100.0%

Russia Segment

        Key Accounts Revenue.    Key Accounts in Russia accounted for 35.9% of our total revenue for the year ended December 31, 2020. Key Accounts tend to purchase higher volumes of services and more frequently use our additional value added services, such as ad displays and company-style branded pages than Small and Medium Accounts. Although the number of our Key Accounts has grown at a slower pace than Small and Medium Accounts over the last three years, we have been increasing our ARPC in this group consistently over the last three years through focus on monetization improvements, such as introduction of limits on the number of job seeker contact views in August 2020 in our new subscription contracts, which previously allowed customers to view an unlimited number of job seeker contact views over a subscription period. Revenue in our Key Accounts segment increased by 12.3% in the year ended December 31, 2020 compared to the year ended December 31, 2019, as a result of a 6.1% increase in the number of paying customers and a 5.8% increase in the ARPC, mostly due to the increase in the prices. Within Key Accounts, we derived 26.0% and 9.8% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2020.

        We have observed that our Key Accounts were quite resilient to the COVID-19 pandemic due to reasons like the scale of their organizations and stickiness of our subscription business model. For instance, in the second quarter of 2020, when the impact of COVID-19 was the most visible in Russia, the number of paying customers in our Key Accounts segments decreased by 0.4%, and revenue in this customer group decreased by 6.1%, compared to the second quarter of 2019. The decrease in the number of paying customers and revenue in Moscow and St. Petersburg was offset by an increase in Other regions of Russia, as they were less impacted.

        We believe that we will be able to grow our revenue from our Key Accounts by enhancing monetization of existing customers as well as by increasing the number of customers in this segment, particularly in the other regions of Russia, coupled with increasing the number of Key Accounts who purchase our value added services, such as display advertisements and branded employer pages. See Item 4. "Information on the Company, B. Business Overview—Our Services—Human Resource Value Added Services" for additional information on our value added services. On August 1, 2020, we introduced limits on the number of job seeker contact views for our new CV database subscriptions. For example, our annual access to the "All Russia" geographic segment of the CV database is now limited to 9,000 job seeker contact views. A limit depends on durations of a subscription, and the longer the duration, the higher the limit. After reaching a limit included in a subscription, a customer would need to purchase an extension to view more job seeker contacts. An extension may be purchased together with the subscription depending on estimated usage. A "contact view" is an event where a customer un-hides the contact details of a job seeker on a CV. A customer may read through other sections of a CV, such as experience or education, before un-hiding a job seeker's contact details. In the year ended December 31, 2020, revenue from the CV view extensions was insignificant, as the limits did not affect existing subscriptions purchased before effective date August 1, 2020.

        Small and Medium Accounts Revenue.    Small and Medium Accounts in Russia accounted for 52.5% of our total revenue for the year ended December 31, 2020. Revenue in our Small and Medium Accounts segment increased by 3.8% in the year ended December 31, 2020 compared to the year ended December 31, 2019, due to an increase in number of paying customers, which was partly offset by decrease in ARPC by 6.0% due to the decline in number of service units purchased per customer in a group. The number of customers in the Small and Medium Accounts segment grew by 10.4% in the year ended December 31, 2020 compared to the year ended December 31, 2019, mainly due to the growth in the number of customers in the Other regions of Russia. Within Small and Medium Accounts, we derived 30.5% and 22.0% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2020.

        The impact of COVID-19 pandemic on our Small and Medium Accounts was more visible than on our Key Accounts, as they purchase less long-term subscription products, revenue generated from these accounts is more directly related to usage and they were more impacted during "shelter-in-place" orders than larger organizations. For instance, in the second quarter of 2020, when the impact of COVID-19 was the most visible in Russia, the number of paying customers in our Small and Medium Accounts segments decreased by 22.1%, and revenue in this customer group decreased by 28.2%, compared to the second quarter of 2019. The decrease occurred both in Moscow and St. Petersburg and in Other regions of Russia, however, the Other regions of Russia were less impacted.

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

        Other Customers Revenue.    Other customers revenue is comprised of revenue from recruiters and ad agencies who purchase access to our CV database and advertising products, and job seekers who purchase a premium service such as CV highlight, which places their CV at the top of a search in our CV database. Other customers revenue accounted for 4.1% of our total revenue for the year ended December 31, 2020.

Other Segments

        We generated 6.7% of our total revenue from our other segments for the year ended December 31, 2020. Revenue in our Other segments was primarily earned from our operations in Belarus and Kazakhstan.

Operating costs and expenses (exclusive of depreciation and amortization)

        Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated.

	For the year ended December 31,
	2018	2019	2020
Personnel expenses	28.1%	28.7%	31.2%
Marketing expenses	15.4%	13.4%	13.3%
Other general and administrative expenses
Subcontractor and other costs related to provision of services	3.1%	2.4%	2.4%
Office rent and maintenance	3.9%	2.7%	2.1%
Professional services	4.2%	4.5%	4.1%
Insurance services	—	1.4%	2.2%
Hosting and other website maintenance	0.5%	0.5%	0.6%
Other operating expenses	0.9%	1.6%	0.9%
Total other general and administrative expenses	12.7%	13.1%	12.1%
Operating costs and expenses (exclusive of depreciation and amortization)	56.1%	55.2%	56.6%

Personnel Expenses

        Our personnel expenses consist primarily of salaries and benefits to our development staff, who represent 22% of our total number of employees, and salaries and benefits of our sales team, who represent 27% of our total number of employees as of December 31, 2020. In addition to a fixed base salary, which the majority of our staff receive, our sales staff derive a substantial portion of their salary from commissions based on performance. For all periods presented, the majority of the compensation paid to our sales personnel was performance based.

        We anticipate that our personnel expenses will continue to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

	For the year ended December 31,
Personnel expenses* (in thousands of RUB)	2018	2019	2020
Sales	(379,728)	(404,658)	(453,109)
Marketing	(96,521)	(130,325)	(124,295)
Production	(101,111)	(134,331)	(152,119)
Development	(306,925)	(392,628)	(492,457)
Product	(115,335)	(119,145)	(148,666)
Administrative	(188,578)	(257,672)	(289,331)
Senior management	(117,267)	(142,514)	(130,141)
Board of directors		(15,097)	(30,099)
Subtotal	(1,305,465)	(1,596,370)	(1,820,217)
Tax and social	(372,087)	(457,182)	(485,941)
Capitalized R&D	48,072	31,261	12,443
Total	(1,629,480)	(2,022,291)	(2,293,715)

*
Adjusted for the divestment of HeadHunter LLC (Ukraine) and share-based payments. For consistency with other disclosures starting from this Annual report, we decided not to adjust personnel expense for unused vacation provision and presented 2018 and 2019 data in the table above accordingly.

        Our personnel expenses comprised 28.1%, 28.7% and 31.2% as a percentage of revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

        Our personnel expenses, excluding share-based payments and related social taxes, and personnel expenses which form part of our IPO-related costs, SPO-related costs and transaction costs related to business combinations comprised 26.9%, 26.2% and 27.6% as a percentage of revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

        Please see "Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)" elsewhere in this Annual Report.

Marketing Expenses

        We continue investing in our brand awareness in Russia with robust online, outdoor and TV advertising campaigns. Our total marketing expenses for the years ended December 31, 2018, 2019 and 2020 were 940 million, 1,047 million and 1,105 million, respectively.

        Marketing expenses vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue investing in marketing activities, including offline channels, to strengthen our brand recognition and grow our job seeker and customer base.

        As a result of our strategy to expand our business operations and create greater brand awareness, we expect that our marketing expenses will continue to increase in absolute terms as we invest in marketing in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our marketing expenses may decrease as a percentage of our revenue. Our marketing expenses comprised 15.4%, 13.4% and 13.3% as a percentage of revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

Other general and administrative expenses

        Our other general and administrative expenses consist primarily of professional services, insurance costs and short-term office rent and maintenance costs. Our general and administrative expenses comprised 12.7%, 13.1% and 12.1% as a percentage of revenue for the years ended December 31, 2018, 2019 and 2020, respectively.

Non-IFRS Measures and Other Financial Information

	For the year ended December 31,
(in thousands of RUB, except percentages)	2018(1)	2019	2020
EBITDA(2)	2,682,302	3,435,281	3,672,371
EBITDA Margin(3)	43.8%	44.1%	44.3%
Adjusted EBITDA(4)	2,854,990	3,930,747	4,186,745
Adjusted EBITDA Margin(5)	46.7%	50.5%	50.6%
Adjusted Net Income(6)	1,538,163	2,409,122	2,732,679
Adjusted Net Income Margin(7)	25.1%	30.9%	33.0%

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

(3)
We define EBITDA Margin as EBITDA divided by revenue.

(4)
We define Adjusted EBITDA as net income/(loss), plus: (i) income tax expense; (ii) interest expense/(income); (iii) depreciation and amortization; (iv) transaction costs related to business combinations; (v) (gain)/loss on the disposal of subsidiary; (vi) transaction costs related to disposal of subsidiary; (vii) expenses related to equity-settled share-based awards, including social tax; (viii) IPO-related costs; (ix) insurance expenses related to the IPO; (x) (income) from the depositary; (xi) one-off litigation settlement and related legal costs; (xii) share of (profit)/loss of equity-accounted investees and (xiii) SPO-related costs.

(5)
We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

(6)
We define Adjusted Net Income as net income/(loss), plus: (i) transaction costs related to business combinations; (ii) (gain)/loss on the disposal of a subsidiary; (iii) transaction costs related to the disposal of a subsidiary; (iv) expenses related to equity-settled share-based awards, including social tax; (v) IPO-related costs; (vi) insurance expenses related to the IPO; (vii) (income) from the depositary; (viii) one-off litigation settlement and related legal costs; (ix) share of (profit)/loss of equity-accounted investees; (x) amortization of intangible assets recognized upon the Acquisition; (xi) the tax effect of the adjustment described in (x), (xii) net gain on financial assets measured at fair value through profit and loss and (xiii) SPO-related costs.

(7)
We define Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

	As of December 31,
(in thousands of RUB, except ratios)	2018(8)	2019	2020
Net Working Capital(9)	(2,623,413)	(2,994,358)	(3,849,012)
Net Debt(10)	3,576,506	3,039,840	4,908,816
Net Debt to Adjusted EBITDA Ratio(11)	1.3x	0.8x	1.2x

(8)
We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(9)
We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities, trade and other payables and other liabilities, in all cases, a current portion of a specific asset or liability.

(10)
We define Net Debt as current portion of our loans and borrowings, plus our loans and borrowings, less our cash and cash equivalents.

(11)
We define Net Debt to Adjusted EBITDA Ratio as Net Debt divided by Adjusted EBITDA.

        EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and the operations. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

        EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin or Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

  •
  EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of

    Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

  •
  EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

  •
  the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

        We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA.

	For the year ended December 31,
(in thousands of RUB)	2018(*)	2019	2020
Net income	1,032,845	1,581,026	1,885,825
Add the effect of:
Income tax expense	509,602	644,422	685,772
Net interest expense	553,724	526,516	350,216
Depreciation and amortization	586,131	683,317	750,558
EBITDA	2,682,302	3,435,281	3,672,371
Add the effect of:
Gain on the disposal of a subsidiary(a)	(6,131)	—	—
Equity-settled awards and related social taxes(b)	68,776	178,953	249,286
IPO-related costs(c)	110,043	190,284	—
Insurance cover related to IPO(d)	—	100,048	54,772
Income from the depositary(e)	—	(22,095)	(41,617)
SPO-related costs(f)	—	—	151,087
Transaction costs related to business combinations(g)	—	—	51,665
One-off litigation settlement and related legal costs(h)	—	17,734	—
Share of loss of equity-accounted investees(i)	—	30,542	49,181

Adjusted EBITDA	2,854,990	3,930,747	4,186,745

(*)
We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(a)
In April 2018, we divested our subsidiary HeadHunter LLC (Ukraine), through which we historically conducted operations in Ukraine, and recognized a gain of

6,131 thousand.

(b)
Represents non-cash expenses related to equity-settled share-based awards issued to management in accordance with the Management Incentive Agreement and equity-settled share-based awards issued to board members, as disclosed in Notes 21(a) and 30(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(c)
In connection with the IPO, we incurred expenses related to legal, accounting, and other professional fees that are not indicative of our ongoing expenses.

(d)
Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors' and officers' insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period which began on May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.

(e)
In connection with our IPO, we signed the Deposit Agreement, pursuant to which we are entitled to receive income from the depositary over the five-year period from the date of the IPO, provided that we meet certain covenants. We believe that this income does not relate to our ordinary course of business.

(f)
Reflects personnel, legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.

(g)
Reflects transaction costs related to business combination of Zarplata.ru in December 2020.

(h)
Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia. See Item 8.B. "Legal and Arbitration Proceedings."

(i)
On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC Skillaz. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

        We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to Adjusted Net Income.

	For the year ended December 31,
(in thousands of RUB)	2018(*)	2019	2020
Net income	1,032,845	1,581,026	1,885,825
Add the effect of:
Gain on disposal of a subsidiary(a)	(6,131)	—	—
Equity-settled awards and related social taxes(b)	68,776	178,953	249,286
IPO-related costs(c)	110,043	190,284	—
Insurance cover related to IPO(d)	—	100,048	54,772
Income from the depositary(e)	—	(22,095)	(41,617)
SPO-related costs(f)	—	—	151,087
Transaction costs related to business combinations(g)	—	—	51,665
One-off litigation settlement and related legal costs(h)	—	17,734	—
Share of loss of equity-accounted investees(i)	—	30,542	49,181
Amortization of intangible assets recognized upon the Acquisition(j)	415,787	415,787	415,787
Net gain on financial assets measured at fair value through profit and loss(k)	—	—	(150)
Tax effect of adjustments(l)	(83,157)	(83,157)	(83,157)
Adjusted Net Income	1,538,163	2,409,122	2,732,679

(*)
We adopted IFRS 16 at January 1, 2019 using the modified retrospective approach. Under the transition method chosen, comparative information is not restated. Please refer to Note 4 of our consolidated financial statements included elsewhere in this Annual Report.

(a)
In April 2018, we divested our subsidiary HeadHunter LLC (Ukraine), through which we historically conducted operations in Ukraine, and recognized a gain of

6,131 thousand.

(b)
Represents non-cash expenses related to equity-settled share-based awards issued to management in accordance with the Management Incentive Agreement and equity-settled share-based awards issued to board members, as disclosed in Notes 21(a) and 30(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(c)
In connection with the IPO, we incurred expenses related to legal, accounting, and other professional fees that are not indicative of our ongoing expenses.

(d)
Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors' and officers' insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period starting May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.

(e)
In connection with our IPO, we signed the Deposit Agreement, pursuant to which we are entitled to receive income from the depositary over the five-year period from the date of the IPO, provided that we meet certain covenants. We believe that this income does not relate to our ordinary course of business.

(f)
Reflects personnel, legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.

(g)
Reflects transaction costs related to business combination of Zarplata.ru in December 2020.

(h)
Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia. See Item 8.B. "Legal and Arbitration Proceedings."

(i)
On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC Skillaz. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

(j)
As a result of the Acquisition, we recognized intangible assets as of the date of the Acquisition for: (i) trademark and domain names in the amount of

1,634,306 thousand, (ii) non-contractual customer relationships in the amount of

2,064,035 thousand and (iii) CV database in the amount of

618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(k)
We believe that the movements in fair values of financial assets measured at fair value through profit and loss are not indicative of our underlying business performance.

(l)
Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

        Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization):

	For the year ended December 31, 2018
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,717,467)	(939,717)	(775,676)	(3,432,860)
Add the effect of:
Equity-settled awards, including social taxes(a)	68,776	—	—	68,776
IPO-related costs(b)	—	—	110,043	110,043
Insurance cover related to IPO(c)	—	—	—	—
SPO-related costs(d)	—	—	—	—
Transaction costs related to business combinations(e)	—	—	—	—
One-off litigation settlements and legal costs(f)	—	—	—	—

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(1,648,691)	(939,717)	(665,633)	(3,254,041)

	For the year ended December 31, 2019
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(2,234,309)	(1,046,678)	(1,019,276)	(4,300,263)
Add the effect of:
Equity-settled awards, including social taxes(a)	178,953	—	—	178,953
IPO-related costs(b)	12,547	—	177,737	190,284
Insurance cover related to IPO(c)	—	—	100,048	100,048
SPO-related costs(d)	—	—	—	—
Transaction costs related to business combinations(e)	—	—	—	—
One-off litigation settlements and legal costs(f)	—	—	17,734	17,734

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(2,042,809)	(1,046,678)	(723,757)	(3,813,244)

	For the year ended December 31, 2020
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other general and administrative expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(2,579,958)	(1,105,247)	(1,006,095)	(4,691,300)
Add the effect of:
Equity-settled awards, including social taxes(a)	249,286	—	—	249,286
IPO-related costs(b)	—	—	—	—
Insurance cover related to IPO(c)	—	—	54,772	54,772
SPO-related costs(d)	38,677	—	112,410	151,087
Transaction costs related to business combinations(e)	3,042	—	48,623	51,665
One-off litigation settlements and legal costs(f)	—	—	—	—

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(2,288,954)	(1,105,247)	(790,290)	(4,184,490)

(a)
Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.

(b)
In connection with our initial public offering in May 2019, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.

(c)
Subsequent to and in connection with the IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors' and officers' insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We have renewed the policy for the second 12-month period which began on May 9, 2020. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense in the second 12-month period mostly relates to our ordinary course of business.

(d)
Reflects personnel, legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.

(e)
Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.

(f)
Represents one-off litigation costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.

        We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

        Calculation of our Net Working Capital is presented in the table below:

	As of December 31,
(in thousands of RUB)	2018	2019	2020
Calculation of Net Working Capital:
Trade and other receivables	40,718	57,908	69,120
Prepaid expenses and other current assets	64,386	119,249	179,118
Contract liabilities	(2,072,640)	(2,367,416)	(2,785,402)
Trade and other payables	(655,877)	(780,219)	(1,273,089)
Other current liabilities	—	(23,880)	(38,759)

Net Working Capital	(2,623,413)	(2,994,358)	(3,849,012)

        We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

        Calculation of our Net Debt is presented in the table below:

	As of December 31,
(in thousands of RUB)	2018	2019	2020
Calculation of Net Debt:
Loans and borrowings	5,203,692	4,064,501	7,791,326
Loans and borrowings (current portion)	1,233,924	1,064,554	485,100
Cash and cash equivalents	(2,861,110)	(2,089,215)	(3,367,610)

Net Debt	3,576,506	3,039,840	4,908,816

A.  Operating Results

        The information called for by this Item 5, including a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(5) (File No. 333-239560), filed with the SEC on July 16, 2020, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation."

Comparison of the Year Ended December 31, 2020 to the Year Ended December 31, 2019

	For the year ended December 31,
(in thousands of RUB)	2019	2020
Revenue	7,788,741	8,282,107
Operating costs and expenses (exclusive of depreciation and amortization)	(4,300,263)	(4,691,300)
Depreciation and amortization	(683,317)	(750,558)
Operating income	2,805,161	2,840,249
Finance income	76,764	59,329
Finance costs	(603,280)	(409,545)
Net foreign exchange (loss)/gain	(46,508)	83,030
Share of loss of equity-accounted investees (net of income tax)	(30,542)	(49,181)
Other income	23,853	47,715
Profit before income tax	2,225,448	2,571,597
Income tax expense	(644,422)	(685,772)
Net income	1,581,026	1,885,825

Revenue

        Our revenue was 8,282 million for the year ended December 31, 2020 compared to 7,789 million for the year ended December 31, 2019. Revenue for the year ended December 31, 2020 increased by 493 million, or 6.3%, compared to the year ended December 31, 2019, primarily due to an increase in revenue in our Russia segment.

        Russia revenue.    Our revenue in our Russia segment was 7,724 million for the year ended December 31, 2020 compared to 7,212 million for the year ended December 31, 2019. Revenue in our Russia segment increased by 513 million, or 7.1%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, due to an increase in revenue in Key Accounts segment by 12.3% and an increase in revenue in our Small and Medium Accounts by 3.8%. Our revenue in our Key Accounts segment was driven by (i) the increase in ARPC by 5.8%, mainly due to the increase in average unit price and (ii) the increase in the number of paying customers by 6.1%, mainly through acquisition of new customers in Other regions of Russia. Our revenue in our Small and Medium Accounts segment increased primarily due to an increase in the number of paying customers by 10.4%, mainly in Other regions of Russia, which partly offset by a decrease in ARPC by 6.8% among Small and Medium Accounts in Moscow and St. Petersburg, as an average usage per customer declined due to the COVID-19 pandemic.

        Other segments revenue. Our revenue in our other segments was 558 million for the year ended December 31, 2020 compared to 577 million for the year ended December 31, 2019. Revenue decreased by 19 million, or 3.3%, compared to the year ended December 31,2019. Our revenue in our other segments was affected by the COVID-19 pandemic, such as shelter-in-place and other similar measures, that affected business activities in Belarus and Kazakhstan, as well as by the ongoing political unrest in Belarus.

Operating costs and expenses (exclusive of depreciation and amortization)

        Operating costs and expenses (exclusive of depreciation and amortization) were 4,691 million for the year ended December 31, 2020 compared to 4,300 million for the year ended December 31, 2019. Operating costs and expenses (exclusive of depreciation and amortization) for the year ended December 31, 2020 increased by 391 million, or 9.1%, compared to the year ended December 31, 2019. The main factors that contributed to such increases were an increase in personnel expenses of 346 million, an increase in insurance expenses of 70 million and an increase in marketing expenses of 59 million, that were partly offset by the decrease in other operating expenses by 55 million and office rent and maintenance costs by 30 million.

        Our personnel expenses for the year ended December 31, 2020 increased as a result of: (i) hiring 60 people primarily in our development and sales teams in our Russia segment and thus, increasing the headcount in our Russia segment from 698 as of December 31, 2019 to 754 as of December 31, 2020 and (ii) the indexation of wages effective from the first quarter of 2020.

        Our insurance expenses for the year ended December 31, 2020 increased by 70 million as our directors and officers insurance policy commenced from the mid-year in 2019.

        Our other operating expenses for the year ended December 31, 2020 decreased by 55 million due to decline in business travel expenses on the back of COVID-19 pandemic and our office rent and maintenance decreased by 30 million in the first half 2020 as part of our cost-saving initiatives.

Depreciation and amortization

        Depreciation and amortization were 751 million for the year ended December 31, 2020 compared to 683 million for the year ended December 31, 2019. Depreciation and amortization increased by 67 million, or 9.8%, compared to the year ended December 31, 2019, primarily due to a depreciation charge related to leasehold improvements related to the renovation of our offices in Moscow and Yaroslavl that were completed in the second quarter of 2020.

Finance income and costs

        Finance income was 59 million for the year ended December 31, 2020 compared to 77 million for the year ended December 31, 2019. Finance income for the year ended December 31, 2020 decreased by 17 million, or 22.7%, compared to the year ended December 31, 2019, primarily due to a decrease in income from cash deposits.

        Finance costs were 410 million for the year ended December 31, 2020 compared to 603 million for the year ended December 31, 2019. Financial costs for the year ended December 31, 2020 decreased by 194 million, or 32.1%, compared to the year ended December 31, 2019, primarily due to gradual decrease in the Key Rate of the Central Bank of Russia over the last 12 months from 6.25% as of December 31, 2019 to 4.25% as of December 31, 2020, which resulted in a decrease in the interest charge that accrued on our bank loan.

Net foreign exchange gain/(loss)

        Net foreign exchange gain was 83 million for the year ended December 31, 2020 compared to a loss of 47 million for the year ended December 31, 2019. The net foreign exchange gain for the year ended December 31, 2020 primarily reflects the foreign exchange gain on the USD-denominated cash and cash equivalents balances, partly offset by the foreign exchange loss on the USD-denominated payable dividend.

Income tax expense

        Income tax expense was 686 million for the year ended December 31, 2020 compared to 644 million for the year ended December 31, 2019. Income tax expense for the year ended December 31, 2020 increased by 41 million compared to the year ended December 31, 2019 primarily due to increase in our profit before income tax from 2,225 million in the year ended December 31, 2019 to 2,572 million in the year ended December 31, 2020.

        The effective tax rate was 33.0%, 29.0% and 26.7% for the years ended December 31, 2018, 2019 and 2020, respectively (see Note 13(c) of our consolidated financial statements included in this Annual Report). For the year ended December 31, 2020, the effective tax rate differed from the statutory tax rate in the Russian Federation of 20% primarily due to (a) a non-deductible interest expense on the bank loan related to the Acquisition (see Note 22(a) in our consolidated financial statements included in this Annual Report), which we consider to be mid-term, and it may decrease in the future as we repay this bank loan and (b) other non-deductible expenses, mostly related to our management incentive agreement (see Note 21 in our consolidated financial statements included in this Annual Report), which we consider to be long-term, which were partly offset by the reversal of the provision for withholding tax on unremitted earnings, which is a mid-term factor set to cease as soon as the provision is released in full.

Net Income

        Net income was 1,886 million for the year ended December 31, 2020 compared to 1,581 million for the year ended December 31, 2019. Net Income increased by 305 million compared with the year ended December 31, 2019, primarily due to the reasons described above.

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

Basis of consolidation

Nonrecurring valuations

        Our nonrecurring valuations are primarily associated with (i) the application of acquisition accounting; (ii) share-based payments; and (iii) impairment assessments, all of which require that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to expected future cash flows, market comparables and discount rates, and remaining useful lives of long-lived assets. To assist us in making these fair value determinations, we may engage third party valuation specialists. Our estimates in this area impact, among other items, the amount of depreciation and amortization, impairment charges and income tax expense or benefit that we report. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain. A significant portion of our long-lived assets were initially recorded through the application of acquisition accounting and all of our long-lived assets are subject to impairment assessments. For additional information, see Notes 6, 8 and 15 to our consolidated financial statements included elsewhere in this Annual Report.

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

        In our bundled subscriptions, the allocation of the consideration received between the CV database access component and the job postings component is based on the relative standalone selling prices and expected usage of job postings. The expected usage of job postings in our bundled subscriptions is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to the CV database access component in the contracts entered before August 2020 is recognized over the period of subscription on a straight-line basis, and in the contracts entered starting from August 2020, proportionally the number of contact views for the reporting period. The expected usage of contact views is estimated based on the historical data for specific categories of customers and is remeasured at each reporting date. Revenue attributable to the job postings component is recognized over the period of display of a job posting on our website.

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

Recent Accounting Pronouncements

        See Note 32 to our consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting standards issued that are of significance, or potential significance to us.

B.  Liquidity and Capital Resources

        Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility (as described further below under the heading "—Contractual obligations and commitments—Credit Facility"). Other financial assets and liabilities include trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

        As of December 31, 2020, our current liabilities exceeded current assets by 1,830 million. Our current liabilities were mainly represented by deferred revenue. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus deferred revenue arises. We expect that deferred revenue will continue to exceed the amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in future periods.

        For information about our material capital expenditures as of December 31, 2020, see Item 4.D. "Information on the Company—Property, Plant and Equipment."

Cash flows

	For the year ended December 31,
(in thousands of RUB)	2019	2020
Net cash generated from operating activities	2,611,054	3,214,573
Net cash (used in) investing activities	(637,117)	(3,227,607)
Net cash (used in)/generated from financing activities	(2,653,440)	1,114,050
Net (decrease)/increase in cash and cash equivalents	(679,503)	1,101,016

Net cash generated from operating activities

        For the twelve months ended December 31, 2020, net cash generated from operating activities was 3,215 million, compared to 2,611 million for the twelve months ended December 31, 2019. The change between the periods of 604 million was primarily driven by: (i) a decrease in interest paid due to decreases in the Key Rate of Central Bank of Russia and (ii) an increase in net income adjusted for non-cash items and items not affecting cash flow from operating activities.

Net cash used in investing activities

        For the twelve months ended December 31, 2020, net cash used in investing activities was 3,228 million compared to 637 million for the twelve months ended December 31, 2019. The change between the periods of 2,590 million was mainly due to the acquisition of 100% of the share capital of Zarplata.ru for 3,505 million, of which 3,100 million was paid in 2020 and 405 million remains payable as of December 31, 2020. This was partly offset by: (i) an acquisition of a 25.01% ownership interest in Skilaz LLC for 235 million in the year 2019 not occurring in the year 2020, and (ii) a decrease in the acquisition of fixed assets as we completed renovations in our Moscow and Yaroslavl offices in the second quarter of 2020.

Net cash used in/generated from financing activities

        For the year ended December 31, 2020, net cash generated from financing activities was 1,114 million, compared to net cash used of 2,653 million used in the year ended December 31, 2019. The change between the periods of 3,767 million was primarily due to (i) the issue of 4,000 million interest-bearing non-convertible bonds in the fourth quarter of 2020 and (ii) the decrease in bank and other loans repaid (net of bank and other loans received) due to restructuring of a bank loan, which was partly offset by an increase of the dividends paid to shareholders by 752 million.

Indebtedness

        In connection with the financing of the Acquisition, through our wholly owned subsidiary Zemenik LLC, on May 16, 2016, we entered into a syndicated credit facility with VTB Bank (PJSC), dated May 16, 2016, borrowing 5 billion. On October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to 7 billion by borrowing an additional 2 billion. The applicable interest rate on the 7 billion principal amount was decreased from 3.7% to 2.0% above the Key Rate of the Central Bank of Russia, and certain key financial covenants were amended. An additional 2 billion was then distributed to our shareholders. See Item 7. "Major Shareholders and Related Party Transactions, B. Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders."

        On April 22, 2019, we signed Amendment No. 5. In order to simplify our intra-group arrangements, in accordance with Amendment No. 5, the outstanding debt related to Tranches C and D in the total principal amount of 1.9 billion as well as any interest accrued thereon and outstanding as of the date of Amendment No. 5, were assigned to HeadHunter Group PLC. Matching amendment agreements were also signed to the security documentation. Capitalized terms in this paragraph have the definitions provided in the Credit Facility.

        On August 24, 2020, we refinanced our Credit Facility by entering into a new syndicated facility agreement between Headhunter LLC and VTB Bank (PJSC), as amended (the "New Credit Facility"), which supersedes the Credit Facility, by borrowing 4,615 million to repay the outstanding debt under the Credit Facility by Headhunter Group PLC and Zemenik LLC. The New Credit Facility provides that we can withdraw the additional 4 billion tranche within 270 days after the date of the New Credit Facility for funding our acquisitions, distribution of dividends, share buy-back, or other corporate purposes, the interest rate on which amounts to 2.5% (and in certain circumstances, 3.0%) above the Key Rate of the Central Bank of Russia. As of the date of this Annual Report, we have not withdrawn this tranche or any portion thereof. The New Credit Facility relaxed certain financial and behavioral covenants and extended the permitted term for a securities follow-on offering by December 31, 2021.

        The New Credit Facility was amended on December 10, 2020 ("New Amendment No. 1") to allow Headhunter LLC to proceed with (i) the Bonds issuance, which were subsequently issued on December 14, 2020, (ii) the execution of options to acquire 40.01% in Skilaz LLC and (iii) the

Zarplata.ru Acquisition. The New Amendment No. 1 also provided that in case of bond issuance exceeding 1 billion, the amount available under the additional facility is a maximum of 4 billion less an amount of bond plus 1 billion, and nil.

        The New Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender; 50% of the New Credit Facility matures pursuant to a quarterly schedule starting from September 2020, in equal quarterly installments, and 50% of the New Credit Facility matures in June 2025. Headhunter FSU Limited, HeadHunter Group PLC (formerly Zemenik Trading Limited) and Headhunter LLC also provided independent guarantees in favor of VTB Bank (PJSC) in connection with the New Credit Facility. The New Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. As of December 31, 2020, the Group complied with all financial and other covenants in the New Credit Facility agreement.

        The New Credit Facility was collateralized with the shares of Headhunter FSU Limited and participation interest in Headhunter LLC.

        The New Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank (PJSC), except for in certain circumstances, including, inter alia, dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the New Credit Facility does not exceed 3.0:1.

        On December 14, 2020, Headhunter LLC completed the placement of 6.45% 4 billion of 001P-01R series interest-bearing non-convertible non-documentary callable exchange bonds with a maturity up to 1,092 days. The Bonds will pay interest quarterly and are due in December 2023. This was the first ruble bond offering by Headhunter LLC which utilized the 20 billion unsecured indefinite term bond program registered on October 14, 2020 with the Moscow Exchange.

C.  Research and Development, Patents and Licenses, etc.

        See Note 5 to our consolidated financial statements included in this Annual Report.

D.  Trend Information

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Tabular Disclosure of Contractual Obligations

        The following table summarizes our on balance sheet minimum contractual obligations as at December 31, 2020:

	Contractual cash flows
	Carrying amount	Total	Less than 1 year	1 - 2 years	2 - 5 years
Non-derivative financial liabilities
Bank loan	4,302,297	5,315,182	752,223	717,226	3,845,733
Non-convertible bonds	3,972,640	4,771,840	257,280	257,280	4,257,280
Other loan	1,488	1,540	1,540	—	—
Lease liabilities	241,997	274,447	94,775	93,050	86,622
Trade and other payables	954,492	962,358	775,885	67,762	118,711
Total:	9,472,914	11,325,367	1,881,703	1,135,318	8,308,346

G.  Safe Harbor

        See the section entitled "Cautionary Statement Regarding Forward-Looking Statements" at the beginning of this Annual Report.

Item 6.    Directors, Senior Management and Employees

A.  Directors and Senior Management

Executive Officers and Board Members

        The following table presents information about our current executive officers and Board, including their ages as of March 1, 2020:

Name	Age	Position
Executive Officers
Mikhail Zhukov	53	Chief Executive Officer and Board Member
Grigorii Moiseev	43	Chief Financial Officer
Dmitry Sergienkov	34	Chief Strategy Officer of Headhunter LLC
Other Senior Management
Olga Mets	40	Chief Marketing Officer of Headhunter LLC
Boris Volfson	35	Chief Business Development Officer of Headhunter LLC
Gleb Lebedev	37	Chief Product Officer of Headhunter LLC
Andrey Panteleev	32	Chief Commercial Officer of Headhunter LLC
Board Members
Martin Cocker(1)	61	Board Member
Olga Filatova	39	Board Member
Morten Heuing(2)(3)	49	Board Member
Dmitri Krukov(3)	51	Chairman of the Board
Valentin Mashkov(2)	36	Board Member
Maksim Melnikov	44	Board Member
Thomas Otter(1)(3)	52	Board Member
Terje Seljeseth(1)(2)	60	Board Member

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

        The current business addresses for our executive officers and the members of our Board is c/o Headhunter LLC, 9/10 Godovikova Street, Moscow, 129085 Russia.

Executive Officers

        Mikhail Zhukov has served as our key operating subsidiary's Chief Executive Officer since February 2008 and as a member of our board of directors since May 2019. Prior to joining us, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

        Grigorii Moiseev has served as our key operating subsidiary's Chief Financial Officer since February 2008. Prior to joining us, Mr. Moiseev was the Chief Financial Officer at Sputnik Labs (now known as TS Consulting), a Russian IT start-up from 2005, and the Chief Information Officer at Helios Computer from 2002. During his time with us, Mr. Moiseev has developed our strategic financial and investment plans, established our financial control and reporting functions, and he currently manages all of our accounting and financial reporting processes.

        Dmitry Sergienkov has served as our key operating subsidiary's Chief Strategy Officer since August 2017. Mr. Sergienkov is in charge of our long-term strategy execution with a particular focus on our business portfolio expansion into adjacent areas, core market consolidation and monetization enhancement. Prior to joining us, Mr. Sergienkov served as Vice President in the Investment Banking Department at J.P. Morgan Chase in London, advising telecommunications, media and technology companies across Europe, Middle East and Africa in M&A and capital markets transactions. Mr. Sergienkov brings to our team international experience of working with the leading global technology companies as well as a breadth of knowledge of strategic investment decisions. He is a permanent member of CFA Institute and Association of Chartered Certified Accountants and holds a diploma in Strategic Management from State University of Management.

Other Senior Management

        Olga Mets has served as our key operating subsidiary's Chief Marketing Officer since May 2010. Prior to joining us, Mrs. Mets worked as Head of Marketing in Adobe Systems Inc., Russia and CIS, leading the communication and partner activities in the territory for more than four years. Now, she is responsible for development and efficient implementation of our marketing and communication strategy. While working with us, Mrs. Mets and her team have won and successfully maintained leading positions in traffic, brand awareness and customer engagement. In 2013, Mrs. Mets headed the list of Best Russian CMOs in TOP 1000 Managers Rating by Kommersant (a leading Russian business newspaper). Mrs. Mets graduated from the Moscow State University with a Masters in Linguistics, Communications and Modern Languages.

        Boris Volfson has served as our key operating subsidiary's Chief Business Development Officer since February 2019 and before that, he served as our key operating subsidiary's Chief Technology Officer since April 2012. Prior to joining us, Mr. Volfson served as CTO of Internet Projects department at the Softline company. Mr. Volfson has brought to our team deep knowledge and understanding of agile development processes, and he has improved our research and development operations and our product portfolio management. He is an author of the book "Agile product and project development."

        Gleb Lebedev has served as our key operating subsidiary's Chief Product Officer and Web Director since January 2015. Mr. Lebedev first joined us in 2010 as our Head of the Analytics Department. Prior to joining us, Mr. Lebedev worked as a Russian Market Research Manager at Mary Kay. As our CPO, he is responsible for the development of our services to fit market demand and to monetize our primary services. He holds a diploma in Economics from National Research Technical University of Kazan.

        Andrey Panteleev has served as our key operating subsidiary's Chief Commercial Officer since November 2018, and before that, he served the Head of our key operating subsidiary's Small and Medium Accounts ("SMA") Department since 2017. From 2014 to 2017, Mr. Panteleev served as our Digital Marketing Director. Mr. Panteleev joined us in 2006 and held a variety of positions, and he previously worked as a consultant in digital marketing for large internet companies in Russia. He has vast experience working with audience engagement and analysis. As the Head of our SMA Department, Mr. Panteleev has been working with clients since 2017 and has engaged in the development and adaptation of the fast-growing segment of small and medium businesses by implementing effective ways of selling products, discovering new ways to interact with customers, conducting market analysis and assessing the competitive environment. Mr. Panteleev holds a degree in Marketing from the State University of Technology.

Board Members

        Martin Cocker has served as a member of our board of directors since December 2017. Mr. Cocker is a Chartered Accountant and has been a member of the Institute of Chartered Accountants in England and Wales since 1985. Mr. Cocker serves as a director and chairman of the audit committees of Etalon Group PLC, TCS Group Holdings PLC and serves as a director of Nostrum Oil & Gas PLC, all of which are listed on the London Stock Exchange. From 2007 to 2014, Mr. Cocker held positions at Ernst & Young, Amerada Hess, Deloitte & Touche and KPMG in the United Kingdom, Russia and Kazakhstan. Mr. Cocker received a BSc Joint Honours in Mathematics and Economics from the University of Keele, England.

        Olga Filatova has served as a member of our board of directors since December 2020. Ms. Filatova is a people, HR technology and organization consultant. Ms. Filatova founded People Innovations, an independent HR consultancy, in June 2018. Previously, Ms. Filatova served as VP HR & Educational Projects for Mail.ru Group, a Russian internet company, from September 2016 to June 2018, and as Managing Director for HR for Severgroup, a private investment company, from July 2015 to September 2016. During 2002 to 2016, she also held various positions at heavy industries, FMCG and oil companies. Ms. Filatova received a Bachelor's degree in general management with honours and a Master's degree with honours in strategic and corporate governance from National Research University Higher School of Economics (HSE University) and an MBA from Stockholm School of Economics. Mis. Filataova is also a professor of the Department of Organizational Behavior and Human Resource Management at the Graduate School of Business at HSE University.

        Morten Heuing has served as a member of our board of directors since May 2019. Mr. Heuing is a private investor, adviser and board member for Saxo.com and Nexta.io, and he currently serves as the president for Bauer Media Group's Online Comparison Platform. Mr. Heuing left eBay shortly before joining our board in March 2018. Mr. Heuing served as a director for eBay Classifieds Scandinavia A/S from 2011 to 2015 and Issuu Aps from 2011 to 2013. From 2011 to 2015, Mr. Heuing served as the General Manager of Denmark for the EBay Classifieds Group and from 2004 to 2011, the Managing Director of Northern Europe for StepStone ASA. Mr. Heuing received a Bachelor's degree in Business Administration with honors from Verwaltungs- & Wirtschaftskademie Stuttgart.

        Dmitri Krukov has served as Chairman of our board of directors and as a member of our board of directors since May 2019. Mr. Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Currently, Mr. Krukov is a director on the boards for the CIAN Group, an online real estate marketplace in Russia, and DS Russia Management GmbH, a logistics company. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007, and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program at the Stanford Graduate School of Business in 1994-1995.

        Valentin Mashkov has served as a member of our board of directors since August 2020. Mr. Mashkov is a partner at Elbrus Capital, a Russia and CIS-focused private equity business, since 2010. Before joining Elbrus Capital in 2010, Mr. Mashkov was Director for Investments and Portfolio Management at Interros from 2009 to 2010, and Associate in European Special Situations Group at Goldman Sachs from 2007 to 2009. Mr. Mashkov has served on boards of several private companies in Elbrus Capital's portfolio as director or observer. Mr. Mashkov received a BA with honors in Economics from the Higher School of Economics in Moscow.

        Maksim Melnikov has served as a member of our board of directors since May 2019. Mr. Melnikov has been the CEO and a member of the board of directors of the CIAN Group, an online real estate marketplace in Russia, since February 2014. From 2010 to 2014, Mr. Melnikov served as CEO and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

        Thomas Otter has served as a member of our board of directors since May 2019. Mr. Otter is the founder of Otter Advisory GmbH, which helps buyers, builders and investors navigate HCM technology and large-scale enterprise software product management. From 2013 to August 2018, Mr. Otter served as the VP of Product Management and GVP of Product Management at SAP SucessFactors, and from 2008 to 2013, he was the Research VP at Gartner Inc. From 2003 to 2008, Mr. Otter served as the Chief Business Solution Architect at SAP AG, from 2001 to 2003, he was the Strategy Director at Pecaso Group Ltd., and from 1995 to 2000, he held several different roles at SAP in South Africa, Germany and the United Kingdom. Mr. Otter serves on the board of directors of Immedis. Mr. Otter received a Bachelor of Arts from the University of Natal, a Post Graduate Diploma in Management from University of Witwatersrand, an LLM in Technology and Telecommunications Law from University of Strathclyde and a PhD in Applied Economics from the Karlsruhe Institut für Technologie. Mr. Otter also completed the Financial Times Post Graduate NED Diploma.

        Terje Seljeseth has served as a member of our board of directors since May 2019. Mr. Seljeseth is currently the Chief Analyst at Tinius Trust, which supports the chairman of the Shibsted Media Group, a global media group based in Norway and listed on the Oslo Stock Exchange. Mr. Seljeseth is currently a member of the boards of directors for Adevinta, Gjensidige Forsikring and TX Media. From 2009 to 2015, Mr. Seljeseth served as the CEO of SCM AS (Schibsted Classified Media), and from 2015 to 2017, served as the Executive Vice President of Products at Shibsted ASA. Mr. Seljeseth also served as the CEO of FINN.no, a leading online classified company in Norway from 1999 to 2009. Mr. Seljeseth received a degree in Computer Science from Datahogskolen, now known as the Norwegian School of Information Technology.

B.  Compensation

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

Executive Officer and Board Member Compensation

        The compensation for each of our executive officers consists of the following elements: base salary, cash bonus based on a mix of financial and non-financial KPIs and share-based compensation.

        The compensation for the members of our Board includes salary in an amount of $30,000 per year, plus $10,000 per year for a director's service as a committee member and $20,000 for a director's service as chairman of a committee. We also reimburse the directors for reasonable travel and other out-of-pocket expenses and provide the directors with coverage under customary director and officer liability insurance policies. In addition, each director is entitled to an annual grant of such number of ordinary shares as is equal to a market value of $30,000, based on the closing price as at the end of the trading day immediately preceding the date of annual grant, which shall be issued and transferred to the director upon the expiration of a three-year lock-up period from the date of the relevant grant. In case of an early termination of a director's service for any reason, such director shall be entitled only to the amount of shares pro rata to the days worked.

        Total amount of compensation paid and benefits in kind provided to our executive officers, senior management and members of our board for the year ended December 31, 2020 was 404 million.

        We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

        On March 5, 2020, and May 26, 2020, our board of directors, based on the recommendation of the compensation committee, approved a grant of stock option units to the mid-management and certain key employees under HeadHunter Unit Option Plan and the second annual grant of equity awards to the directors.

        An aggregate of 19,223 ordinary shares was granted as equity awards to the directors as follows:

Name	Number of Shares	Grant Price	Date of Grant	Lock-up Expiration Date
Martin Cocker	1,828	$16.41	May 8, 2020	May 8, 2023
Ion Dagtoglou(1)	1,828	$16.41	May 8, 2020	May 8, 2023
Morten Heuing	1,828	$16.41	May 8, 2020	May 8, 2023
Dmitri Krukov	1,828	$16.41	May 8, 2020	May 8, 2023
Maksim Melnikov	1,828	$16.41	May 8, 2020	May 8, 2023
Thomas Otter	1,828	$16.41	May 8, 2020	May 8, 2023
Mikhail Zhukov	1,828	$16.41	May 8, 2020	May 8, 2023
Evgeny Zelensky(2)	1,828	$16.41	May 8, 2020	May 8, 2023
Terje Seljeseth	1,828	$16.41	May 8, 2020	May 8, 2023
Valentin Mashkov	1,442	$20.80	August 6, 2020	August 6, 2023
Olga Filatova	1,229	$24.41	December 1, 2020	December 1, 2023

(1)
Ion Dagtoglou stepped down from the Board on August 5, 2020, and is entitled to 451 shares for the second year of service at the Board.

(2)
Evgeny Zelensky stepped down from the Board on November 30, 2020, and is entitled to 1,037 shares for the second year of service at the Board.

Equity Incentive Plans

Management Incentive Agreement

        In connection with the Acquisition, we established the 2016 HeadHunter Unit Option Plan, which we amended and restated in connection with the consummation of the IPO (the "Management Incentive Agreement"). The maximum number of ordinary shares available for issuance under the Management Incentive Agreement shall be 3.375% of the issued ordinary share capital of the Company immediately preceding the IPO. As of the date of this Annual Report, the Management Incentive Agreement has been fully granted, and a maximum of 1,271,436 ordinary shares are available for issuance. Under the Management Incentive Agreement, the Company shall issue ordinary shares or ADSs representing such ordinary shares. The material terms of the Management Incentive Agreement are summarized below.

        Plan administration.    The Management Incentive Agreement is administered by our board of directors.

        Eligibility.    Individuals who are employees or directors of the Company or its subsidiaries are eligible for awards under the Management Incentive Agreement.

        Awards/Options.    Awards are granted by the board to participants by the issuance of a certificate, which evidences the rights of the participant to a financial benefit, payable by Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. (collectively, the Sponsors), and in the event of an initial public offering, rights to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board, contain a provision that waives or modifies any of the rules of the Management Incentive Agreement in the case of the participant to whom that option is granted.

        Strike price.    The price per share paid by our principal shareholders in the Acquisition. Participants who received grants in 2017, 2018 and 2019 may have a higher strike price.

        Vesting period.    25% vested on the date of the IPO and was paid by our principal shareholders in cash. 18.75% vested on the first anniversary of the IPO and was settled in equity by the Company, and 18.75% will vest on each of the second and third anniversaries of the IPO, and each will be settled in equity by the Company.

        Exercise.    The exercise of an award is automatic as of each vesting date.

        Lapse.    Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon a participant's bankruptcy, purported assignment, charge, pledge, disposal, dealing with (including creating a trust over) or encumbering his or her rights and interest under the plan and in certain other circumstances as determined by the board. However, the board retains discretion to determine whether an award shall lapse.

        Adjustments.    In the event of a variation of the Company's share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board may make such adjustments to this Management Incentive Agreement as it considers appropriate.

        Alterations.    Generally, the board may at any time alter or add to all or any of the provisions of this Management Incentive Agreement or the terms of any award in any respect provided that no alteration or addition shall be made by the board if, in the reasonable opinion of the board, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this Management Incentive Agreement (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board's alteration or addition within 15 business days of the board sending the participants notice of the alteration or addition).

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

HeadHunter Unit Option Plan

        On April 16, 2018, we established the HeadHunter Unit Option Plan, as amended on March 29, 2019 and June 19, 2019 (the "HeadHunter Unit Option Plan"), with the purpose of giving us a competitive advantage in attracting, retaining and motivating officers, employees and directors by providing them incentives directly linked to shareholder value. The maximum number of ordinary shares available for issuance under the HeadHunter Unit Option Plan shall be 3% of the issued ordinary share capital of the Company immediately preceding the IPO, calculated as at the date of the IPO, which is a maximum of 1,500,000 ordinary shares. Under the HeadHunter Unit Option Plan, the Company shall issue ordinary shares or ADSs representing such ordinary shares. The material terms of the HeadHunter Unit Option Plan are summarized below.

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

        Lapse.    Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon purported transfer, assignment (other than to his personal representatives on the participant's death), charging, pledging, disposal by, dealing with (including creating a trust over) or encumbering the option by the participant and in certain other circumstances as determined by the board. However, the board retains discretion to determine whether an award shall lapse. Furthermore, if the strike price is not met (i.e. the calculation of an award equals zero or a negative number) on a particular vesting date, the board may determine the vested (but not exercised) portion of such award be carried forward to the next vesting date.

        Adjustments.    in the event of a variation of the Company's share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board may make such adjustments to this HeadHunter Unit Option Plan as it considers appropriate.

        Alterations.    Generally, the board may at any time alter or add to all or any of the provisions of this HeadHunter Unit Option Plan or the terms of any award in any respect provided that no alteration or addition shall be made by the board if, in the reasonable opinion of the board, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this HeadHunter Unit Option Plan (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board's alteration or addition within 15 business days of the board sending the participants notice of the alteration or addition).

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

Executive Officer and Board Member Employment Agreements

        Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of five years expiring in February 2026. These agreements each contain customary provisions regarding confidentiality of information. All agreements, except the agreement with our CFO, have an assignment of inventions provision. The agreement with our CFO contains a noncompetition clause.

        Our directors entered into a director service agreement with us providing for the terms and conditions of their service on our board of directors. The directors agree that for a period of one year (in the case of Mr. Mashkov, Mrs. Filatova, Mr. Krukov and Mr. Melnikov) or two years (in the case of Mr. Heuing, Mr. Cocker, Mr. Otter and Mr. Seljiseth) following the termination of their service on our board of directors, they will not become engaged in any manner, directly or indirectly, in our business in any region in which our business is being (or planned to be) conducted by us, nor will they solicit senior personnel to leave our employment.

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

Legacy Options

        Mr. Zhukov has served as chief executive officer of our key operating subsidiary, Headhunter LLC, since 2008, prior to the Acquisition of the Headhunter business by the principal shareholders from Mail.Ru. In connection with his employment prior to the Acquisition, Mr. Zhukov was invited to participate in Mail.Ru's incentive plan and was awarded certain options that expire on December 31, 2022, all of which have vested but have not been exercised.

C.  Board Practices

Board of Directors

        Our board is comprised of nine members, including five independent directors as defined under Nasdaq rules. Subject to the provisions of our Shareholders Agreement and the corresponding provisions of our amended and restated memorandum and articles of association, our board is entitled to appoint an eligible person as a board member in addition to the existing directors, provided that that the total number of directors shall not at any time exceed the number fixed in our amended and restated memorandum and articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election. Our board members do not have a retirement age requirement under our amended and restated memorandum and articles of association. Our board members were elected by our board of directors in accordance with our amended and restated memorandum and articles of association prior to the completion of the IPO and were re-elected at the annual general meeting held on October 24, 2019 to serve until their successors are duly elected and qualified. On August 5, 2020, Ion Dagtoglou stepped down from the board and Valentin Mashkov was appointed by the board in his place and re-elected to the same position by our general meeting on November 2, 2020, to serve until his successor is duly elected and qualified. On November 30, 2020, Evgeny Zelensky was replaced by Olga Filatova as a member of the board.

Corporate Governance

        The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007. The proposed regulations are recommended as "best practices" for issuers to follow.

Controlled Company Exemption

        Our shareholders, Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., collectively and beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, and we may therefore rely on certain exemptions as a "controlled company" as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect to utilize exemptions from certain corporate governance standards, including the requirements: (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. In the event that we cease to be a "controlled company," and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our shares continue to be listed on Nasdaq.

Board Committee Composition

        The board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

        The audit committee, which consists of Martin Cocker, Thomas Otter and Terje Seljeseth, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Cocker serves as chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Cocker is considered an "audit committee financial expert" as defined by the SEC. Our board has determined that Martin Cocker, Thomas Otter and Terje Seljeseth each satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

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

  •
  evaluating the independent auditor's qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

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

Compensation Committee

        The compensation committee, which consists of Terje Seljeseth, Valentin Mashkov and Morten Heuing, assists the board in determining executive officer compensation. Mr. Seljeseth serves as chairman of the committee. The committee recommends to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

        The compensation committee is responsible for:

  •
  identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

  •
  analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers

  •
  evaluating each executive officer's performance in light of such goals and objectives and determining each executive officer's compensation based on such evaluation; and

  •
  determining any long-term incentive component of each executive officer's compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee, which consists of Morten Heuing, Dmitri Krukov and Thomas Otter, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Mr. Heuing serves as chairman of the committee.

        The nominating and corporate governance committee is responsible for:

  •
  drawing up selection criteria for board members and CEO;

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

Board of Directors

        The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Our directors may be elected by the Board or annual general meeting of shareholders and were re-elected at the annual general meeting on October 24, 2019, and November 2, 2020, to serve until their successors are duly elected and qualified. Olga Filatova shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

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

        As of December 31, 2018, 2019 and 2020, we had a total of 683, 772 and 832 employees, respectively. The table below sets out the number of employees by geography as of December 31, 2020:

Geography	As at December 31, 2020
Russia	754
Kazakhstan	43
Belarus	33
Azerbaijan	2

Total	832

        The table below sets out the number of employees by category as of December 31, 2020:

Department	As at December 31, 2020
Sales	226
Marketing	76
Production	147
Development	179
Product	56
Administrative	140
Senior management	10

Total	832

        We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

E.  Share Ownership

        For information regarding the share ownership of directors and officers, see Item 7. "Major Shareholders and Related Party Transactions, A. Major Shareholders." For information as to our equity incentive plans, see Item 6. "Director, Senior Management and Employees, B. Compensation—Long-Term Incentive Plans."

Item 7.    Major Shareholders and Related Party Transactions

A.  Major Shareholders

        The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 1, 2021, for:

  (a)
  each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

  (b)
  each of our executive officers and members of our board of directors individually; and

  (c)
  all of our executive officers and members of our board of directors as a group.

        For further information regarding material transactions between us and principal shareholders, see "—Related Party Transactions" below.

        The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

        Unless otherwise indicated below, the address for each beneficial owner listed is c/o HeadHunter Group PLC, 9/10 Godovikova St. Moscow, 129085, Russia.

Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Highworld Investments Limited(1)	18,749,997	37.3%
ELQ Investors VIII Limited(2)	6,989,781	13.9%
Kayne Anderson Rudnick Investment Management LLC(3)	7,219,328	14.3%
Executive Officers and Board Members(4)
Mikhail Zhukov	—	<1%
Grigorii Moiseev	—	<1%
Dmitry Sergienkov	—	<1%
Martin Cocker	—	<1%
Olga Filatova	—	<1%
Morten Heuing	—	<1%
Dmitri Krukov	—	<1%
Valentin Mashkov	—	<1%
Maksim Melnikov	—	<1%
Thomas Otter	—	<1%
Terje Seljeseth	—	<1%
All executive officers and board members as a group (14 persons)	—	<1%

Total	32,959,106	65.5%

(1)
Based on information reported on a Schedule 13G filed on February 12, 2021, Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II, L.P., which is the majority shareholder of Highworld Investments Limited. As a result, each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II L.P. may be deemed to share beneficial ownership of the ordinary shares owned by Highworld Investments Limited. The office address for Highworld Investments Limited is Kritis Street, Papachristoforou Building, 1st Floor, 3087 Limassol, Cyprus.

(2)
Based on information reported on a Schedule 13G filed on February 12, 2021, ELQ Investors VIII Limited is a wholly owned, indirect subsidiary of the Goldman Sachs Group Inc., which is a publicly traded company. The address for ELQ Investors VIII Limited is Peterborough Court, 133 Fleet Street, London, EC4A 2BB, United Kingdom.

(3)
Based on information reported on a Schedule 13G filed on February 12, 2021, Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson") beneficially owns 7,219,328 ADSs. Kayne Anderson shares voting and dispositive power of 5,006,914 of these ADSs with Virtus Investment Advisers, Inc. and shares voting and dispositive power of 4,202,099 of these ADSs with Virtus Opportunities Trust, on behalf of Virtus KAR International Small Cap Fund. The address for Kayne Anderson Rudnick Investment Management LLC is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067, United States of America.

(4)
Other than our Chief Executive Officer and Chief Financial Officer, our executive officers are officers of our key operating subsidiary.

        To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2018. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

        As of December 31, 2020, there were 50,317,860 ordinary shares outstanding. To our knowledge, 13,941,248 ordinary shares or ADSs representing ordinary shares, representing approximately 27.7% of our total outstanding ordinary shares, were held by 44 record shareholders with registered addresses in the United States.

B.  Related Party Transactions

        The following is a description of our related party transactions since January 1, 2018.

Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.

        In this Annual Report and in the discussion below, we refer to Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund IIB, L.P., and ELQ Investors VIII Limited, a subsidiary of The Goldman Sachs Group, Inc. as "our principal shareholders."

Loans to Shareholders

        In the year ended December 31, 2017, we loaned a total of 2,465 million and €12.9 million to our principal shareholders, funded primarily by a 2,000 million loan from VTB Bank (PJSC) in October 2017 (see Item 5. "Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness") and by proceeds from our divestment of our operations in Estonia, Latvia and Lithuania in March 2017. These loans accrued interest at rates between 6.0% and 2.5% above the Key Rate of the Central Bank of Russia.

        Following a special resolution of our shareholders on December 12, 2017, and as prescribed by the Cyprus Companies Law, on January 29, 2018, a court order of the District Court of Nicosia ratified the reduction of our share premium account by 3,423 million. The reduction became effective upon its registration by the Registrar of Companies of Cyprus on February 16, 2018. On February 6, 2018, our board of directors resolved to set off such amount by 3,423 million, which represented substantially all of the debt owed to us by the shareholders as a result of the loans described above. The set off was effected on the same date as a distribution of the amount by which the share premium account was reduced.

Shareholders' Agreement

        On May 13, 2019, we and our principal shareholders entered into a new Shareholders' Agreement (the "Shareholders' Agreement"). Pursuant to the Shareholders' Agreement, our principal shareholders agreed to vote in favor of each other's directors nominees so that they may be appointed as directors in accordance with our amended and restated memorandum and articles of association.

        Our amended and restated articles of association provide that at any time when our principal shareholders' ownership percentage in the aggregate is equal to or greater than 35%, our principal shareholders will have the right to nominate, appoint, remove and substitute five directors in the aggregate (the "Five Director Nominees"), such number to be allocated based on our principal shareholders' respective ownership percentages:

  •
  If our principal shareholders' ownership percentages are not equal to one another, Highworld Investments Limited will be have the right to nominate, appoint, remove and substitute the number of directors equal to (a) the number of shares that Highworld Investments Limited owns, divided by the aggregate ownership percentage of our principal shareholders multiplied by (b) five (rounded to the nearest whole number), and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute the remaining directors of the Five Director Nominees.

  •
  If our principal shareholders' ownership percentages are equal to one another, Highworld Investments Limited will have the right to nominate, appoint, remove and substitute three directors, and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute two directors.

        In addition, our amended and restated articles of association and the Shareholders' Agreement provide that notwithstanding anything provided in the provisions relating to the Five Director Nominees, (a) at any time when Highworld Investments Limited's ownership percentage is equal to or greater than 7%, Highworld Investments Limited will always have the right to nominate, appoint, remove and substitute one director, who will be the chairman of the board, and (b) at any time when ELQ Investors VIII Limited's ownership percentage is equal to or greater than 7%, ELQ Investors VIII Limited will always have the right to nominate, appoint, remove and substitute one director.

        The agreements that we entered with our directors provide that a director nominated by our principal shareholders may share information with the entity that has nominated such director. In addition, the Shareholders' Agreement provides that at any time when our principal shareholders' ownership percentage in the aggregate is equal to or greater than 35%, neither of our principal shareholders will take any actions to affect the policies of the Company without the prior consent of the other principal shareholder. In addition, pursuant to the Shareholders' Agreement, the future sale of shares by a principal shareholder will be subject to the reasonable approval by the other principal shareholder until the earlier of: (i) three years from the date of the completion of the IPO or (ii) the date on which either of our principal shareholders' ownership falls below 7%. The approval process will be performed by a coordination committee, consisting of one representative from each of our principal shareholders. Subject to certain restrictions, when either of our principal shareholders proposes such a transfer, the other principal shareholder will have the right to effect a transfer on the same terms. Notwithstanding the above, a sale of shares by a principal shareholder may proceed without such approval if such sale: (A) is to an affiliate of the respective principal shareholder (a "Permitted Transferee") or (B) (i) does not result in Highworld Investment Limited's ownership (along with its Permitted Transferees) falling below 21% plus one share, (ii) does not result in ELQ Investors VIII Limited's ownership (along with its Permitted Transferees) falling below 14% plus one share, (iii) occurs at least twelve months from the date of the completion of the IPO and (iv) is underwritten by an underwriter that participated in the IPO. The Shareholders' Agreement will terminate once any Selling Shareholder's ownership falls below 7%.

Registration Rights Agreement

        On May 13, 2019, we and our principal shareholders entered into a Registration Rights Agreement (the "Registration Rights Agreement").

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

Equity Incentive Plans

        For a description of our equity incentive plans, please see Item 6. "Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans."

Agreements with Board Members and Executive Officers

        For a description of our agreements with our board members and executive officers, please see Item 6. "Directors, Senior Management and Employees, B. Compensation—Executive Officer and Board Member Employment Agreements."

Indemnification Agreements

        We have entered into indemnification agreements with our board members and executive officers. Our amended and restated memorandum and articles of association require us to indemnify our board members and executive officers to the fullest extent permitted by law. See Item 6. "Directors, Senior Management and Employees, B. Compensation—Insurance and Indemnification" for a description of these indemnification agreements.

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

Item 8.    Financial Information

A.  Consolidated Statements and Other Financial Information

Consolidated Financial Statements

        See Item 18. "Financial Statements."

Legal and Arbitration Proceedings

        We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management's judgment, have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us, except as described below.

        In late December 2017, we filed a suit against Stafori LLC, a third-party software manufacturer and creator of "Robot Vera" software, which offers automated candidate search services, with the Moscow City Court. Stafori LLC was using our database in violation of related legislation via using unauthorized access through other clients' accounts, and the court recognized our right to restrict its access to our database as it constitutes our intellectual property. However, we were not able to prove that Stafori LLC infringed our intellectual property rights.

        In September 2018, the FAS requested that we provide information in connection with a complaint by Stafori LLC alleging violation of antitrust legislation by restricting "Robot Vera" software's access to our CV database. Following a review of the provided materials, the FAS prepared an analytical report defining the market as "the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies" and analyzing competition in such market, and based on the report and complaint of Stafori LLC, initiated an administrative proceeding in mid-April 2019 against us and two of our competitors.

        On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia's online recruitment market. At the same time, the FAS determined that we infringed on Stafori's interests and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. On July 13, 2020, the FAS determined a final fine for violation of antitrust laws that we are required to pay and defined it to be RUB 737 500. The FAS will not issue any further rulings or orders in connection with this investigation. We contested judicially the FAS decision on April 22, 2020, and the imposed fine on July 31, 2020.After several court meetings of technical nature, the court decided to schedule a consideration on the merits for April 8, 2021. In addition, the FAS determined that we, jointly with two of our competitors, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia. The FAS will not issue any further rulings or orders in connection with this investigation, and we intend to appeal the FAS decision in court. See Item 3. "Key Information, D. Risk Factors—Risks Relating to the Russian Federation and Other Markets in which We Operate—The FAS's determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC's "Robot Vera" software may adversely affect our business, financial condition and results of operations" and "—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects."

Dividend Policy

        We have historically paid dividends, and while we have not adopted a formal dividend policy, we currently expect to continue to do so in the future. We plan to annually distribute at least 50% of our Adjusted Net Income, as defined in "Presentation of Financial and Other Information," subject to our investment and debt repayment requirements. Any future determination regarding the payment of a dividend will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our future growth initiatives and strategic plans, including possible acquisitions, restrictions imposed by our financing arrangements, tax considerations and other relevant factors. The payment of all future dividends, if any, must be recommended by our board of directors, at its sole discretion.

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

        Our Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank (PJSC), except for dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the Credit Facility does not exceed 2.75:1. Capitalized terms have the definitions provided in the Credit Facility, which is filed as an exhibit to this Annual Report. See Item 5. "Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness."

        During the years ended December 31, 2018, 2019 and 2020, we paid dividends in the aggregate amount of 0 million, 1,134 million and 1,885 million, respectively. See Item 7. "Major Shareholders and Related Party Transactions, B. Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders."

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

        Our ADSs commenced trading on Moscow Exchange on September 25, 2020.

B.  Plan of Distribution

        Not applicable.

C.  Markets

        Our ADSs commenced trading on The Nasdaq Global Select Market on May 9, 2019 under the symbol "HHR."

        Our ADSs were included in the Level 1 List of Moscow Exchange and commenced trading on the Innovation and Investment Market on September 25, 2020 under the symbol "HHRU."

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

C.  Material Contracts

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

  •
  Shareholders' Agreement, dated as of May 13, 2019, by and between Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Shareholders' Agreement is included as Exhibit 2.3 to this Annual Report. See Item 7.B. "Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders' Agreement".

  •
  Registration Rights Agreement dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Registration Rights Agreement is included as Exhibit 2.4 to this Annual Report. See Item 7.B. "Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement".

  •
  Amended and Restated 2016 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). See Item 6. "Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans."

  •
  Amended and Restated 2018 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). Item 6. "Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans."

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

Tax Residency

        In June 2019, we changed the effective place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The Cyprus Tax Authorities have published documents which indicate, for their purposes, the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus are the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company's board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company's operations and general policies and, specifically, whether the majority of the board of directors' meetings take place in Cyprus and the board of directors' minutes are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) whether the shareholders' meetings take place in Cyprus; (iv) whether the terms and conditions of the issued by the company general powers of attorney do not prevent the company and its board of directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company's business or assets are executed or signed in Cyprus.

        With respect to the holders of our shares, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

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

  •
  The holding and disposal of the shares by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Corporate income tax rate

        A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal income tax rate

        An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income	Tax Rate	Cumulative Tax
Euro	%	Euro
0 - 19.500	0	0
19.501 - 28.000	20	1.700
28.001 - 36.300	25	3.775
36.301 - 60.000	30	10.885
60.001 and over	35

Taxation of income and gains of the Company

Gains from the disposal of securities

        Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, GDRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.

        In case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus and its shares are not listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company the shares of which are sold.

Dividend income

        Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.

        Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the "SDC") at a rate of 17%. In case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

        It is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.

        It is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that "significantly lower" means an effective tax rate of less than 6,25% on the profit distributed.

        Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

        In June 2019, we completed the change of the place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. Following such change, HeadHunter Group PLC is subject to all taxes and entitled to all tax exemptions provided by the Tax Code of Russia, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company to HeadHunter Group PLC. The Russian tax service may challenge the status of HeadHunter Group PLC as a Russian tax resident and may deny HeadHunter Group PLC the tax exemptions provided by the Russian Tax Code. See Item 3. "Key Information, D. Risk Factors—Risks relating to Russian taxation—Russian tax residence rules are relatively untested, and our tax residence status may be challenged." In turn, we will withhold tax on dividend payments to our investors at the generally applicable 15% tax rate, which may be reduced under an applicable tax treaty between Russia and a country of residence of an investor, if certain conditions defined in the tax treaty are met (in particular, if an investor receiving a dividend is the beneficial owner of the respective dividend). See "—Material Russian Tax Considerations—Taxation of dividends and other distributions (including distributions in kind)."

        In October 2018, we resolved to establish a branch office of our Cyprus company, Headhunter FSU Ltd, in Russia, which is the immediate parent of our Russian operating company, Headhunter LLC, and voluntarily applied for the status of a Russian tax resident in November 2018. Headhunter FSU Ltd became a Russian tax resident immediately after the application to the Russian tax service, which was filed on November 8, 2018. As a result, with effect from that date, Headhunter FSU Ltd is subject to all taxes and entitled to all tax exemptions provided by the Russian Tax Code, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company, Headhunter LLC, to Headhunter FSU Ltd. The Russian tax service may challenge the status of Headhunter FSU Ltd. as a Russian tax resident and may deny Headhunter FSU Ltd. the tax exemptions provided by the Russian Tax Code. See Item 3. "Key Information, D. Risk Factors—Risks relating to Russian taxation—Russian tax residence rules are relatively untested, and our tax residence status may be challenged."

Interest income

        The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as "active" or "passive."

        Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. "active") will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

        Any other interest income, that is interest received not in the recipient's ordinary course of business or in close relation to it (i.e. "passive"), will be subject to SDC at a rate of 30% which is levied on the gross interest received.

        Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.

Taxation of income and gains of the Investors

Individual Non-Cyprus tax resident investors

        Under Cyprus legislation there is no withholding tax on dividends and interest paid to non-Cyprus tax residents.

Individual Cyprus tax resident investors

Gains from disposal of ADRs

        Any gain from the disposal by a Cyprus tax resident individual of securities shall be exempt from SDC and income tax. The term "securities" is defined as shares, bonds, debentures, founders' shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts ("ADRs"), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

        Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange.

Dividend income

        Cyprus tax resident individuals are exempt from income tax on dividend income, but are subject to SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.

        An individual is considered to have his domicile in Cyprus if:

  •
  subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

  •
  has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

        Individuals (holders of shares) must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Corporate Non-Cyprus tax resident investors

        No withholding tax applies in Cyprus with respect to payment of interests and dividends by the Company to non-Cyprus tax resident investors.

Corporate Cyprus tax resident investors

Gains from disposal of ADRs

        Any gain from disposal by a Cyprus tax resident company of securities shall be exempt from SDC and income tax. The term "securities" is defined as shares, bonds, debentures, founders' shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts ("ADRs"), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

        Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange.

Dividend income

        Dividend income received by a Cyprus tax resident company is exempt from income tax in Cyprus.

        Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from SDC, except in the event that the payer is not a Cyprus tax resident company in which case SDC is levied at the rate of 17% provided the following conditions are met:

          a)    if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and

          b)    the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that "significantly lower" means an effective tax rate of less than 6,25% on the profit distributed.

        Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Inheritance Tax

        There is no Cyprus inheritance tax.

Deemed Distributions

        In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are both Cyprus tax resident and Cyprus tax domiciled.

        SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the Company.

Tax Deductibility of Expenses, Including Interest Expense

        The deductibility of the interest expenses by the Company is subject to the interest limitation rules. More specifically:

          1.     The interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).

          2.     The interest limitation rule contains an annual EUR3.000.000 safe-harbor threshold. This means that borrowing costs up to and including EUR3.000.000 are in any case not limited by this rule (the EUR3.000.000 threshold would apply in cases where '30% of taxable EBIDTA' results to an amount below EUR3.000.000).

          3.     In the case of a Cyprus group the EUR3.000.000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs irrespective of whether the financing is with related parties or third parties.

Arm's Length Principle

        Cyprus legislation contains principles that require transactions to be conducted on an arm's length basis and enables the authorities to ignore transactions which do not satisfy the arm's length principles.

        We cannot exclude that the respective tax authorities may challenge the arm's length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

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

        In case it is payable (a) the maximum amount of stamp duty would be Euro €20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to Euro €4,100 would have to be paid.

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

Withholding Tax on Non-cooperative Jurisdictions

        As a response to the EU Council's invitation to all EU member states to adopt from January 1, 2021 tax measures in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the "Relevant Persons"), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.

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

        Prospective holders of the ADSs should consult their tax advisers as to which countries' tax laws could be relevant to acquiring, holding and disposing of ADSs and receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.

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

        For the purposes of this summary, a "Russian Resident Holder" is a holder of ADSs who is:

  •
  an individual holding ADSs who actually stays in the Russian Federation for an aggregate period of 183 days (including the day of arrival in the Russian Federation and the day of departure from the Russian Federation) or more in a period of 12 consecutive months. Medical treatment or education outside the Russian Federation also counts as days spent in the Russian Federation if the individual spent less than six months outside the Russian Federation for these purposes. The Ministry of Finance's interpretation of this definition suggests that for tax withholding purposes, an individual's tax residence status should be determined on the date of the income payment (based on the number of days in the Russian Federation in a 12-month period preceding the date of payment), and nevertheless, individuals' final tax liability in the Russian Federation for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in the Russian Federation qualify as Russian tax residents;

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

        For the purposes of this summary, a "Non-Resident Holder" is a holder of ADSs who does not qualify as a Russian Resident Holder according to the criteria provided above. According to Russian tax legislation, taxation of income of Non-Resident Holders who are individuals depends on whether the income is assessed as coming from Russian or non-Russian sources.

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

Russian Resident Holders—Individuals

        No Russian tax implications should generally arise for Russian Resident Holders—Individuals upon acquisition of ADSs except for the deemed income taxation as described below.

        Taxable deemed income may arise for the Russian Resident Holders—Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The deemed income shall be taxed at a 13% tax rate (or 15% tax rate for income exceeding RUB 5 million per annum) in the Russian Federation.

Russian Resident Holders—Legal Entities

        No Russian tax implications generally arise for Russian Resident Holders—Legal Entities when they acquire ADSs for a consideration.

Non-Resident Holders—Individuals

        No Russian tax implications should arise for Non-Resident Holders—Individuals when they acquire ADSs, except for the deemed income taxation as described below.

        Taxable deemed income may arise for the Non-Resident Holders—Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. Generally, deemed income should not be qualified as Russian-sourced income. However, considering its broad definition, if income is deemed as a Russian-sourced, the tax base will be determined in Russian rubles as the amount by which the market value of the ADSs (determined at the date of the transaction) exceeds the actual expenses of the individual upon acquisition and shall be taxed in the Russian Federation at a 30% tax rate.

Non-Resident Holders—Legal Entities

        No Russian tax implications generally arise for Non-Resident Holders—Legal Entities when they acquire ADSs for a consideration.

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

        Because we have changed our tax residence from Cyprus to the Russian Federation (as of June 19, 2019) and we remain organized under the laws of Cyprus and governed by Cypriot corporate laws, it is unclear from the standpoint of Russian tax legislation who should act as the tax agent, given the impossibility of acting directly through a Russian custodian and given that the foreign custodian (if any) would not be able to perform the tax agent's obligations under Russian tax legislation. Consequently, the procedure for applying the reduced tax rate is administered by the Company acting in its capacity of the tax agent.

        In light of the above, while we have informed Holders of our willingness to collect the relevant information from the Holders in order to apply the reduced tax rates pursuant to either Russian tax legislation or double tax treaties, we, nevertheless, reserve the right to withhold the tax at the general rate of 15% and pay the dividends net of this amount pursuant to the provisions of the Russian Tax Code.

        A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according to either the Russian Tax Code or a double tax treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. See "—Material Russian Tax Considerations—Refund of Russian Tax Withheld."

Russian Resident Holders—Individuals

        Payments of Russian-sourced dividends from the ADSs to the Russian Resident Holders—Individuals should be subject to statutory Russian tax at a rate of 13% (or 15% for income exceeding RUB 5 million per annum) of the gross dividend amount. Whereas the distribution is made in kind, the 13% tax rate (or 15% tax rate for income exceeding RUB 5 million per annum) applies to the gross market price of the distribution received.

        Nevertheless, certain specifics and uncertainty surrounding the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident individuals. For this reason, we have informed Holders that Russian Resident Holders—Individuals are required to send an application along with relevant documents to the Company to apply for the 13% (or 15% tax rate for income exceeding RUB 5 million per annum) withholding tax rate. Without said application, the Company may be required to withhold the general 15% tax on dividends.

Russian Resident Holders—Legal Entities

        Payment of Russian-sourced dividends from ADSs received by Russian Resident Holders—Legal Entities should, in general, be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.

        Notably, dividends received by Russian legal entities from qualified Russian and foreign subsidiaries are taxable at a rate of 0%, provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in "low tax" jurisdictions listed in the official schedule of the Russian Ministry of Finance are excluded from this rule. The current version of the list of "low tax" jurisdictions does not include any countries where HeadHunter Group companies have subsidiaries.

        Nevertheless, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate. Thus, we have informed Holders that Russian Resident Holders—Legal Entities are required to send an application along with relevant documents to the Company to apply for the 13% (or 0%) tax rate, without which the Company is required to withhold a 15% tax on dividends.

Non-resident Holders—Individuals

        Payments of Russian-sourced dividends from ADSs to the Non-Resident Holders—Individuals should be subject to a statutory Russian tax at a rate of 15% of the gross dividend amount. Whereas the distribution is made in kind, the 15% tax rate applies to the gross market price of the distribution received.

        Nevertheless, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate, even when Non-Resident Holders—Individuals are legally entitled to a reduced tax rate based on a double tax treaty concluded with the Russian Federation. Thus, we have informed Holders that Non-Resident Holders—Individuals are required to send an application along with relevant documents (i.e. a valid tax residence certificate for the year in question) to the Company to apply for the reduced tax rate (if any such rate is stipulated by a double tax treaty), without which the Company is required to withhold a 15% tax on dividends.

Non-Resident Holders—Legal Entities

        Payment of Russian-sourced dividends from ADSs received by Non-Resident Holders—Legal Entities should be subject to a statutory Russian tax at the rate of 15% of the gross dividend amount.

        Despite the fact that Non-Resident Holders—Legal Entities may be legally entitled to a reduced tax rate pursuant to the provisions of respective double tax treaties, the specifics and uncertainty of the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate. Thus, we have informed Holders that Non-Resident Holders—Legal Entities are required to send an application along with relevant documents to the Company to apply for the reduced tax rate (if any is stipulated by double tax treaties), without which the Company will be required to withhold a 15% tax on dividends.

Taxation of disposal of ADS/capital gains

        The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.

Russian Resident Holders—Individuals

        Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders—Individuals must be declared on the holder's tax return and are subject to personal income tax at a rate of 13% (or 15% tax rate for income exceeding 5 million per annum), unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (e.g. a Russian broker or Russian legal entity, a byer of the ADSs).

        The taxable capital gain of Russian Resident Holders—Individuals upon the sale of securities is calculated as the gross sale proceeds calculated in Russian rubles at the date of sale minus the actual expenses calculated in Russian rubles at the date of purchase. For the purpose of currency conversion, the official exchange rates of the Central Bank of Russia on specific dates are used. Expenses must be proved by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses associated with their purchase, holding and sale, and the deemed income amount on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs).

        Starting 2021, subject to certain conditions, capital gains from the sale, exchange or other disposal of shares, including shares of non-Russian registered but Russian tax resident entities may be exempt from tax in Russia if the shares disposed have been held continuously for not less than five years. It is currently not clear whether this exemption is applicable to the ADSs. Therefore, Russian Resident Holders—Individuals should consult their own tax advisers.

Russian Resident Holders—Legal Entities

        Capital gains arising from the sale or other disposal of the ADSs by a Russian Resident Holder—Legal Entity are taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Federal Law No. 39-FZ "On the Securities Market" dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e. may be included into the general tax base). Therefore, Russian Resident Holders—Legal Entities may be able to offset losses incurred through operations on the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Russian Tax Code also lays out special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in the Russian Federation.

        The Russian Tax Code contains certain exemptions from capital gains taxation for non-quoted shares, for shares in high-technology companies, and for shares in companies whose immovable property in the Russian Federation directly or indirectly constitutes 50% or less of the company's asset. These exemptions are not expected to be relevant for the ADSs.

        Starting 2021, subject to certain conditions, capital gains from the sale, exchange or other disposal of shares, including shares of non-Russian registered but Russian tax resident entities, may be exempt from tax in Russia if the shares disposed have been held continuously for not less than five years. It is currently not clear whether this exemption is applicable to the ADSs. Therefore, Russian Resident Holders—Legal Entities should consult their own tax advisers.

Non-Resident Holders—Individuals

        Generally, income received by Non-Resident Holders—Individuals from disposal of ADSs is not considered as taxable event in Russia unless it is qualified as Russian-sourced income (i.e. when Non-Resident Holders—Individuals conduct their transactions with a Russian broker).

        According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in the Russian Federation. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities "in the Russian Federation" will be treated as having been received from a Russian source. Thus, considering the broad and obscure definition of Russian-sourced income, there is a risk that capital gains arising from the sale, exchange or other disposal of ADSs by Non-Russian Resident Holders will be treated as Russian-sourced income in terms of personal income tax and will be subject to taxation in the Russian Federation at the statutory tax rate of 30%. Nevertheless, Non-Resident Holders—Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

        Non-Resident Holders—Individuals should consult their own tax advisers with respect to the tax consequences of disposal of ADSs.

Non-Resident Holders—Legal Entities

        Capital gains arising from the sale, exchange or other disposal of the ADSs by Non-Resident Holders—Legal Entities should not be subject to tax in the Russian Federation if the immovable property located in the Russian Federation constitutes directly or indirectly 50% or less of the Company's assets or securities are treated as quoted on a stock exchange markets. The Company believes that the ADSs will fall under the aforementioned exemption.

Stamp Duties

        Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this Annual Report (e.g., on the purchase or sale of ADSs), except for transactions involving the inheritance of ADSs.

Tax treaty relief—Application of reduced tax rates under double tax treaties

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

Refund of Russian Tax Withheld

Russian Resident Holders—Legal Entities and Individuals

        In the absence of a proper tax withholding mechanism, Russian Resident Holders may be subject to a 15% tax rate on the dividends paid to them. See "—Material Russian Tax Considerations—Taxation of Dividends and other distributions (including distributions in kind)." To apply a lower tax rate on dividends pursuant to the Russian Tax Code, Russian Resident Holders may be required to provide documentary proof of their Russian tax residence. Alternatively, they may attempt to claim the refund of excessively withheld taxes.

        In order to obtain a tax refund, Russian Resident Holders—Individuals should submit an application and the required documents to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three month period following the date when the application for a refund is submitted. Further, the tax agent itself may require a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

        Russian Resident Holders—Legal Entities may claim for a refund of excessively withheld tax by filing the application and required documents to the Russian tax authorities within three years following the date when the respective tax was paid.

Non-Resident Holders—Legal Entities and Individuals

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

        The following discussion describes material U.S. federal income tax consequences to U.S. Holders (as defined below), and solely to the extent described below under "—FATCA," to non-U.S. persons, under present law of an investment in the ADSs. This summary applies only to U.S. Holders that hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

        This discussion is based on the tax laws of the United States as in effect on the date of this Annual Report, including the Internal Revenue Code of 1986, as amended (the "Code"), and U.S.

Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Annual Report are not binding on the U.S. Internal Revenue Service (the "IRS") or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

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

  •
  persons that actually or constructively own 10% or more of the Company's stock by vote or value;

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

        As used herein, the term "U.S. Holder" means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

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

        The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner's status and the activities of the partnership. A U.S. Holder that is a partner in such partnership should consult its tax advisor.

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

Dividends and Other Distributions on ADSs

        As described in the section entitled Item 8. "Financial Information, A. Consolidated Statements and Other Financial Information—Dividend Policy," we may pay dividends to holders of our ordinary shares from time to time in the future. If we do make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder's gross income in the year received, to the extent such distributions are paid out of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder's tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be "qualified dividend income," which is taxed at the lower applicable capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the income tax treaty between the Unites States and Russia (the "Treaty"), (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain other requirements are met. In this regard, the ADSs will generally be considered to be readily tradable on an established securities market in the United States if they continue to be listed on Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

        Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder's federal income tax liability. If a refund of the tax withheld is available under the laws Russia or under the Treaty, the amount of tax withheld that is refundable (even if such refund may not be available in practice) will not be eligible for such credit against a U.S. Holder's U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to ADSs will generally constitute "passive category income." The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

        Subject to the passive foreign investment company rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

        The Company will be classified as a passive foreign investment company (a "PFIC") for any taxable year if either: (a) at least 75% of its gross income is "passive income" for purposes of the PFIC rules or (b) at least 50% of the value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock.

        Under the PFIC rules, if the Company were considered a PFIC at any time that a U.S. Holder holds ADSs, the Company would continue to be treated as a PFIC with respect to such investment unless (i) the Company ceases to be a PFIC and (ii) the U.S. Holder has made a "deemed sale" election under the PFIC rules.

        Based on the recent, current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2020, the current taxable year or in the foreseeable future. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that the Company will not be classified as a PFIC for the taxable year ended December 31, 2020, the current taxable year or for any future taxable year.

        If the Company is treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If the Company is considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any "excess distribution" (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder's holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs if the Company is considered a PFIC.

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

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Information with Respect to Foreign Financial Assets

        Certain U.S. Holders who are individuals (and certain entities) that hold an interest in "specified foreign financial assets" (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this requirement on their ownership and disposition of the ADSs.

U.S. Foreign Account Tax Compliance Act (FATCA)

        Certain provisions of the Code and Treasury regulations (commonly collectively referred to as "FATCA") generally impose a 30% withholding tax regime with respect to certain "foreign passthru payments" made by a "foreign financial institution" (an "FFI"). If we were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a "participating FFI" (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, and we may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States, unless such other FFI or investor is otherwise exempt from FATCA.

Under current guidance, the term "foreign passthru payment" is not defined, and it is therefore not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final regulations defining the term "foreign passthru payment." Prospective investors in the ADSs should consult their tax advisors regarding the potential impact of FATCA and any non-U.S. legislation implementing FATCA on their potential investment in the ADSs.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Credit risk

        Credit risk is the risk that a counterparty of ours fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at December 31,
(in thousands of RUB)	2020	2019
Trade receivables	61,028	52,462
Cash and cash equivalents	3,367,610	2,089,215
Loans issued	19,719	—

Total	3,448,357	2,141,677

        Trade receivables represent amounts owed by customers to us for the services provided. Our customers come from various industries and none of our customers accounted for more than 10% of the revenues of the Group.

        Our cash and cash equivalents of the Group are primarily kept with Russian banks JSC 'ALFA-BANK' (credit ratings: Moody's – Ba1, S&P – BB+) and PJSC 'VTB Bank' (credit ratings: Moody's – Baa3 S&P – A3). The Group limits its exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.

Currency risk

        Our exposure to the risk of changes in foreign exchange rates related primarily to the net assets of our subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of our companies are primarily the Russian Ruble (RUB), Belarus Ruble (BYN) and Kazakh Tenge (KZT). As of December 31, 2019 and 2020, net assets denominated in foreign currency mainly relate USD-denominated cash balances.

        Our exposure to foreign currency risk was as follows:

	December 31, 2020
(in thousands of RUB)	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	173,016	930	—	—	14,391
Trade and other payables	(32,371)	(8,063)	—	—	—
Trade and other receivables	6,481	794	—	—	—

Net exposure	147,126	(6,339)	—	—	14,391

	December 31, 2019
(in thousands of RUB)	USD- denominated	EUR- denominated	KZT- denominated	BYN- denominated	RUB- denominated
Cash and cash equivalents	627,824	10	—	4	9,772
Trade and other payables	(6,781)	(3,154)	—	(253)	(102)

Net exposure	621,043	(3,144)	—	(249)	9,670

Sensitivity analysis

        We estimate that an appreciation of the USD relative to the RUB by 10% would result in a 14,713 thousand gain before tax and increase of equity as at December 31, 2020 and 62,104 thousand as at December 31, 2019.

        We had no exposure to the KZT as at December 31, 2020 and 2019.

        We estimate that an appreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2020 and December 31, 2019.

        We limit our exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by our underlying operations. In respect of monetary assets and liabilities denominated in foreign currencies, our policy is to ensure that our net exposure is kept to an acceptable level.

Liquidity risk

        Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. Our liabilities exposed to liquidity risk mainly consist of bank loans payable, lease payables and trade and other payables repayable in the period of less than one year. See Notes 22, 23 and 24 to our consolidated financial statements included elsewhere in this Annual Report.

        We manage liquidity risk by constantly reviewing forecasted cash flows to ensure that we have sufficient liquidity to maintain necessary capital expenditures and service our debt without incurring temporary cash shortfalls.

        As at December 31, 2020, our current liabilities exceeded current assets by 1,830 million. Our current liabilities were mainly represented by contract liabilities of 2,785 million. Due to the nature of our business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to our business model.

        The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

At December 31, 2020

		Contractual cash flows
(in thousands of RUB)	Carrying amount	Total	Less than 1 year	1 - 2 yrs	2 - 5 yrs
Non-derivative financial liabilities
Bank loan	4,302,297	5,315,182	752,223	717,226	3,845,733
Non-convertible bonds	3,972,640	4,771,840	257,280	257,280	4,257,280
Other loan	1,488	1,540	1,540	—	—
Lease liabilities	241,997	274,447	94,775	93,050	86,622
Trade and other payables	954,492	962,358	775,885	67,762	118,711

Net exposure	9,472,914	11,325,367	1,881,703	1,135,318	8,308,346

At December 31, 2019

		Contractual cash flows
(in thousands of RUB)	Carrying amount	Total	Less than 1 year	1 - 2 yrs	2 - 5 yrs
Non-derivative financial liabilities
Bank loan	5,129,055	5,800,010	1,472,827	3,136,545	1,190,638
Other loan	290,618	345,663	83,654	89,377	172,632
Trade and other payables	360,136	360,136	355,897	—	4,239

Net exposure	5,779,809	6,505,809	1,912,378	3,225,922	1,367,509

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
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

•

Distribution of securities distributed to holders of deposited securities, where such securities (or net cash proceeds from the sale of such securities in connection with a distribution) are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADSs per calendar year (or portion thereof), which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

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

Any fees, charges and expenses incurred by the depositary or its agents (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) or in connection with the servicing of deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable in the same manner as described above with respect to fees for depositary services)

• As necessary

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

Payment of Taxes

        Holders of our ADSs are responsible for any taxes or other governmental charges (including any penalties and/or interest) payable on their ADSs or on the deposited securities represented by any of their ADSs. All registered holders and beneficial owners of ADRs, and all prior holders and beneficial owners thereof, jointly and severally, agree to indemnify us, the depositary and our and the depositary's respective agents in respect of such taxes or other governmental charges. The depositary may refuse to register any transfer of ADSs, to effect any split up or combination of ADRs, or allow holders of our ADSs to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid. It may deduct from any distributions owed to a holder of our ADSs or sell deposited securities represented by such holder's ADSs to pay any taxes owed and such holder will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

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

        None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2020.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

        Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2020, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

        This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

        As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, we identified a material weakness in the design and operation of our internal control over financial reporting relating to our "1C" accounting software, whereby the user access rights and change management controls were not operating effectively. In the year ended December 31, 2020, in relation to our "1C" accounting software we (i) implemented controls over change management process; (ii) introduced segregation of duties in a change management process; and (iii) improved access granting and revoking process. As a result of these actions, management considers that the material weakness identified as of December 31, 2019 has been remediated as of December 31, 2020. However, completion of remediation procedures for the material weakness does not provide assurance that our modified controls will continue to operate properly or that our financial statements will be free from error.

        Except for the remediation efforts described above taken to address the material weakness, during the year ended December 31, 2020, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        Our Board has determined that Mr. Cocker, Mr. Otter and Mr. Seljeseth each satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Cocker is considered an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B.    Code of Ethics

        We have adopted a Code of Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Conduct and Ethics is intended to meet the definition of "code of ethics" under Item 16B of 20-F under the Exchange Act.

        We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Conduct is available under the Corporate Governance section of our investor relations website at www.investor.hh.ru. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C.    Principal Accounting Fees and Services

        JSC "KPMG" ("KPMG") acted as our independent auditor for the fiscal years ended December 31, 2018, 2019 and 2020. The table below sets out the total amount billed to us by KPMG, for services performed in the years ended December 31, 2018, 2019 and 2020, and breaks down these amounts by category of service:

	2018	2019	2020
	RUB '000	RUB '000	RUB '000
Audit Fees	31,487	39,559	43,199
Audit Related Fees	—	32,155	18,237
Tax Fees	—	—	—
All Other Fees	4,100	480	175

Total	35,587	72,194	61,610

Audit Fees

        Audit fees for the years ended December 31, 2018, 2019 and 2020 were related to the audit of our consolidated financial statements and interim review services provided in connection with our regulatory filings.

Audit Related Fees

        Audit related fees for the year ended December 31, 2019 relate to services in connection with our IPO and audit related fees for the year ended December 31, 2020 relate to services in connection with our secondary public offering.

Tax Fees

        There were no tax fees incurred for the years ended December 31, 2018, 2019 and 2020.

All Other Fees

        All other fees in the years ended December 31, 2018, 2019 and 2020 related to services in connection with non-audit compliance and staff training.

Pre-Approval Policies and Procedures

        The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

        All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee's pre-approval policy.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Item 16F.    Change in Registrant's Certifying Accountant

        None.

Item 16G.    Corporate Governance

        We are a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act), and our American Depositary Shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. In general, under Nasdaq rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we follow certain corporate governance practices of our home country, Cyprus, in lieu of certain of the corporate governance requirements of Nasdaq. We intend to rely on this "foreign private issuer exemption" with respect to Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock; and Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend.

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

        Other than as discussed above, we comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq rules applicable to domestic issuers.

        In addition, under the Nasdaq rules, listed companies of which more than 50% of the voting power for the election of directors is held by an individual, group or other entity are not required to have a majority of independent directors, as defined by Nasdaq rules, or to comply with certain other requirements. Because Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., collectively and beneficially own more than 50% of the voting power of our shares eligible to vote in the election of directors, we may therefore rely on certain exemptions as a "controlled company" as set forth in the Nasdaq rules. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect to utilize exemptions from certain corporate governance standards, including the requirements: (1) that a majority of the board of directors consist of independent directors, (2) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our director nominations be made, or recommended to the full board of directors, by our independent directors or by a nominations committee that is composed entirely of independent directors. We currently rely on the foregoing exemptions (2) and (3), and may in the future opt to rely on the foregoing exemption (1). In the event that we cease to be a "controlled company," and to the extent we may not rely on similar exemptions as a foreign private issuer, we will be required to comply with these provisions within the applicable transition periods so long as our ADSs continue to be listed on Nasdaq.

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

Item 19.    Exhibits

        List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

			Incorporation by Reference
12 Exhibit No.		Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
1.1		Articles of Association of HeadHunter Group PLC.	F-1/A	333-224065	3.1	4/25/2019
2.1		Form of Deposit Agreement among HeadHunter Group PLC, JP Morgan Chas Bank, N.A., as depositary, and the holders from time to time of the American Depositary Shares issued thereunder.	F-1/A	333-224065	4.1	4/25/2019
2.2		Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-224065	4.2	4/25/2019
2.3		Shareholders' Agreement, dated as of May 13, 2019, by and between Highworld Investments Limited and ELQ Investors VIII Limited.	20-F	001-38882	2.3	3/16/20
2.4		Registration Rights Agreement, dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited.	20-F	001-38882	2.4	3/16/20
2.5		Description of Securities.	20-F	001-38882	2.5	3/16/20
4.1	†	Amended and Restated 2016 Headhunter Unit Option Plan.	S-8	333-232778	4.2	7/24/2019
4.2	†	2018 Headhunter Unit Option Plan.	S-8	333-232778	4.3	7/24/2019
8.1		List of Subsidiaries.					*
12.1		Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
12.2		Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					*
13.1		Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**

Incorporation by Reference
12 Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed/ Furnished
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					**
15.1	Consent of JSC "KPMG", independent registered public accounting firm.					*
101.INS	XBRL Instance Document.					*
101.SCH	XBRL Taxonomy Extension Schema Document.					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					*

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

HeadHunter Group PLC
Date: March 26, 2021	By:	/s/ MIKHAIL ZHUKOV
Name: Mikhail Zhukov
Title: Chief Executive Officer
	By:	/s/ GRIGORII MOISEEV
Name: Grigorii Moiseev
Title: Chief Financial Officer

HeadHunter Group PLC
Consolidated Financial Statements
for the years ended December 31, 2020,
December 31, 2019 and December 31, 2018
together with the Report of Independent
Registered Public Accounting Firm

 HeadHunter Group PLC

Contents

HeadHunter Group PLC

JSC "KPMG"
10 Presnenskaya Naberezhnaya
Moscow, Russia 123112
Telephone +7 (495) 937 4477
Fax +7 (495) 937 4400/99
Internet www.kpmg.ru

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
HeadHunter Group PLC:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated statements of financial position of HeadHunter Group PLC, and subsidiaries (the "Group") as of December 31, 2020 and 2019, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

        As discussed in Note 4, the Group changed its method of accounting for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ JSC "KPMG"

We have served as the Group's auditor since 2017.
Moscow, Russia
March 26, 2021

HeadHunter Group PLC

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31,

(in thousands of Russian Roubles, except per share amounts)

	Note	2020	2019	2018*
Revenue	10	8,282,107	7,788,741	6,117,773
Operating costs and expenses (exclusive of depreciation and amortization)	11	(4,691,300)	(4,300,263)	(3,432,860)
Depreciation and amortization	14,15,24	(750,558)	(683,317)	(586,131)

Operating income		2,840,249	2,805,161	2,098,782
Finance income	12(a)	59,329	76,764	90,602
Finance costs	12(b)	(409,545)	(603,280)	(644,326)
Gain on disposal of subsidiary	19	—	—	6,131
Net foreign exchange gain /(loss)		83,030	(46,508)	(8,742)
Share of loss of equity-accounted investees (net of income tax)	16	(49,181)	(30,542)	—
Other income		47,715	23,853	—

Profit before income tax		2,571,597	2,225,448	1,542,447
Income tax expense	13	(685,772)	(644,422)	(509,602)

Net income for the year		1,885,825	1,581,026	1,032,845

Attributable to:
Owners of the Company		1,748,960	1,448,018	949,307
Non-controlling interest		136,865	133,008	83,538
Comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		15,109	(41,818)	25,205

Total comprehensive income, net of tax		1,900,934	1,539,208	1,058,050

Attributable to:
Owners of the Company		1,762,011	1,408,597	974,756
Non-controlling interest		138,923	130,611	83,294
Earnings per share
Basic (in Russian Roubles per share)	9	34.84	28.96	18.99
Diluted (in Russian Roubles per share)	9	33.90	28.42	18.99

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

        These consolidated financial statements were authorized for issuance by the Company's Board of Directors on March 26, 2021 and signed by the management:

Mikhail Zhukov	Grigorii Moiseev
Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Financial Position

As at December 31,

(in thousands of Russian Roubles)

	Note	2020	2019
Non-current assets
Goodwill	15	9,875,224	6,954,183
Intangible assets	15	3,439,959	2,733,417
Property and equipment	14	466,725	429,744
Equity-accounted investees	16	129,666	178,847
Right-of-use assets	24	215,120	279,249
Deferred tax assets	13	176,328	149,835
Loans issued to equity accounted investees	16	11,541	—
Other financial assets	16	25,491	25,341
Other non-current assets		22,176	22,134

Total non-current assets		14,362,230	10,772,750
Current assets
Trade and other receivables	17	69,120	57,908
Indemnification asset	8	186,473	—
Loans issued to equity accounted investees (current portion)	16	8,178	—
Prepaid expenses and other current assets		179,118	119,249
Cash and cash equivalents	18	3,367,610	2,089,215

Total current assets		3,810,499	2,266,372

Total assets		18,172,729	13,039,122

Equity
Share capital	20	8,597	8,547
Share premium	20	1,987,044	1,863,877
Foreign currency translation reserve	20	(92,140)	(105,191)
Retained earnings		1,536,137	1,587,697

Total equity attributable to owners of the Company		3,439,638	3,354,930
Non-controlling interest		69,104	33,263

Total equity		3,508,742	3,388,193
Non-current liabilities
Loans and borrowings	22	7,791,326	4,064,501
Lease liabilities	24	164,245	230,802
Deferred tax liabilities	13	658,970	512,804
Trade and other payables	23	178,607	4,239
Provisions	8,21	87,822	19,498
Other non-current liabilities	25	142,531	126,828

Total non-current liabilities		9,023,501	4,958,672
Current liabilities
Contract liabilities	10	2,785,402	2,367,416
Trade and other payables	23	1,273,089	780,219
Loans and borrowings (current portion)	22	485,100	1,064,554
Lease liabilities (current portion)	24	77,752	59,816
Income tax payable	13	401,733	369,974
Provisions (current portion)	8,21	578,651	26,398
Other current liabilities	25	38,759	23,880

Total current liabilities		5,640,486	4,692,257

Total liabilities		14,663,987	9,650,929

Total equity and liabilities		18,172,729	13,039,122

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Changes in Equity

For the years ended

(in thousands of Russian Roubles)

	Attributable to owners of the Company
	Share capital	Share premium	Currency translation reserve	Retained earnings/ (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance as at January 1, 2018	8,547	5,083,498	(92,406)	(3,066,265)	1,933,374	21,874	1,955,248
Adjustment on initial application of IFRS 9 (net of tax) (note 4)	—	—	—	(2,935)	(2,935)	—	(2,935)
Adjusted balance as at January 1, 2018**	8,547	5,083,498	(92,406)	(3,069,200)	1,930,439	21,874	1,952,313
Net income for the year	—	—	—	949,307	949,307	83,538	1,032,845
Other comprehensive income/(loss)	—	—	25,449	—	25,449	(244)	25,205
Management incentive agreement (note 21(a))	—	68,776	—	—	68,776	—	68,776
Reduction of share premium (note 20(c))	—	(3,422,874)	—	3,422,874	—	—	—
Disposal of subsidiary (note 19)	—	—	—	—	—	4,131	4,131
Distributions to non-controlling interest (note 20(d))	—	—	—	—	—	(79,850)	(79,850)

Balance as at December 31, 2018*	8,547	1,729,400	(66,957)	1,302,981	2,973,971	29,449	3,003,420

Balance as at January 1, 2019	8,547	1,729,400	(66,957)	1,302,981	2,973,971	29,449	3,003,420
Net income for the year	—	—	—	1,448,018	1,448,018	133,008	1,581,026
Other comprehensive loss	—	—	(39,421)	—	(39,421)	(2,397)	(41,818)
Management incentive agreement (note 21(a))	—	121,635	—	—	121,635	—	121,635
Share-based payments to Board of Directors (note 30(b))	—	12,842	—	—	12,842	—	12,842
Acquisition of non-controlling interest	—	—	1,187	(2,957)	(1,770)	(337)	(2,107)
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	(1,160,345)	(1,160,345)	(126,460)	(1,286,805)

Balance as at December 31, 2019	8,547	1,863,877	(105,191)	1,587,697	3,354,930	33,263	3,388,193

Balance as at January 1, 2020	8,547	1,863,877	(105,191)	1,587,697	3,354,930	33,263	3,388,193
Net income for the year	—	—	—	1,748,960	1,748,960	136,865	1,885,825
Other comprehensive loss	—	—	13,051	—	13,051	2,058	15,109
Shares issued under Management incentive agreement (note 20(a))	50	—	—	—	50	—	50
Management incentive agreement (note 21(a))	—	101,453	—	—	101,453	—	101,453
Share-based payments to Board of Directors (note 30(b))	—	21,714	—	—	21,714	—	21,714
Distributions to shareholders and non-controlling interest (note 20(d))	—	—	—	(1,800,520)	(1,800,520)	(103,126)	(1,903,646)
Contribution from non-controlling interest (note 27)	—	—	—	—	—	44	44

Balance as at December 31, 2020	8,597	1,987,044	(92,140)	1,536,137	3,439,638	69,104	3,508,742

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

HeadHunter Group PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of Russian Roubles)

	2020	2019	2018*
OPERATING ACTIVITIES:
Net income	1,885,825	1,581,026	1,032,845
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization (note 14, 15, 24)	750,558	683,317	586,131
Net finance costs (note 12)	350,216	526,516	553,724
Net foreign exchange (gain)/loss	(83,030)	46,508	8,742
Gain on disposal of subsidiary (note 19)	—	—	(6,131)
Other non-cash items	(5,509)	5,690	1,616
Management incentive agreement, including social taxes (note 21)	262,647	196,993	78,648
Share-based payments to Board of directors (note 30)	21,714	12,842	—
Share of loss of equity-accounted investees, net of income tax (note 16)	49,181	30,542	—
Income tax expense (note 13)	685,772	644,422	509,602
Change in trade receivables and other operating assets	(19,546)	(90,218)	(8,029)
Change in contract liabilities	343,903	307,388	600,469
Change in trade and other payables	161,742	76,418	56,877
Change in other liabilities	17,300	147,685	—
Income tax paid	(840,021)	(975,655)	(693,803)
Interest paid	(366,179)	(582,420)	(624,003)

Net cash generated from operating activities	3,214,573	2,611,054	2,096,688
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired (note 8)	(3,004,299)	—	—
Acquisition of equity-accounted investee (note 16)	—	(234,730)	—
Proceeds from disposal of subsidiary, net of cash disposed of (note 19)	—	—	(10,847)
Acquisition of intangible assets	(77,723)	(97,818)	(134,702)
Acquisition of property and equipment	(178,782)	(381,648)	(119,942)
Loans issued to equity-accounted investees (note 16)	(19,235)	—	—
Interest received	52,432	77,079	90,943

Net cash (used in)/generated from investing activities	(3,227,607)	(637,117)	(174,548)
FINANCING ACTIVITIES:
Bank and other loans received (note 22(a), 22(d))	4,616,478	—	270,000
Non-convertible bonds issued (note 22(b), 22(d))	4,000,000	—	—
Bank loan origination fees (note 22(a), 22(d))	(56,668)	—	—
Bank and other loans repaid (note 22(a), 22(d))	(5,397,895)	(1,325,000)	(690,000)
Payment for lease liabilities (notes 22(d), 24)	(59,737)	(61,376)	—
Dividends paid to shareholders (notes 20(d), 22(d))	(1,885,441)	(1,133,501)	—
Dividends paid to non-controlling interest (note 20(d), 22(d))	(102,731)	(131,456)	(77,629)
Acquisition of non-controlling interests (note 22(d))	—	(2,107)	—
Contribution from non-controlling interest (note 27)	44	—	—

Net cash generated from/(used in) financing activities	1,114,050	(2,653,440)	(497,629)

Net increase/(decrease) in cash and cash equivalents	1,101,016	(679,503)	1,424,511
Cash and cash equivalents, beginning of year	2,089,215	2,861,110	1,416,008
Cash and cash equivalents included in assets held for sale, beginning of year	—	—	10,801
Effect of exchange rate changes on cash	177,379	(92,392)	9,790

Cash and cash equivalents, end of year	3,367,610	2,089,215	2,861,110

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Reporting entity

(a)
Organization and operations

        HeadHunter Group PLC (the "Company"), together with its subsidiaries (the "Group", "We", "Our", "Ours"), is Russia's leading online recruiting website hh.ru. We help employers and job seekers in Russia connect with each other. We also operate in Belarus, Kazakhstan and other countries.

        The Company's registered address is 42 Dositheou Street, Strovolos, Nicosia, Cyprus and business address is 9/10 Godovikova str., Moscow, Russia.

        The Company changed its name from Zemenik Trading Limited to HeadHunter Group PLC on March 1, 2018.

        On May 8, 2019 the Group completed the initial public offering of American Depositary Shares, or ADSs. Each ADS represents one ordinary share of the Group. The Group's existing shareholders have offered 16,304,348 of the Group's ADSs in this offering. The initial public offering price was $13.50 per ADS. On May 10, 2019 the underwriters exercised their option to purchase 2,445,652 additional ADSs from the existing shareholders at the public offering price, less the underwriting discount.

        On July 20, 2020 the Group completed the secondary public offering of 5,000,000 ADSs, each representing one ordinary share of the Group, offered by ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc. at a public offering price of $20.25 per share. On August 13, 2020 the underwriters exercised their option to purchase 510,217 additional ADSs from ELQ Investors VIII Limited at the public offering price, less the underwriting discount.

        After completion of the initial public offering and secondary public offering, Highworld Investments Limited and ELQ Investors VIII Limited collectively have 51.15% of the Group's voting shares.

        The ADSs are listed on The Nasdaq Global Select Market under the symbol "HHR" and on Moscow Stock Exchange under the symbol "HHRU".

        On June 19, 2019 the Group has obtained a Russian tax residency status. As a Russian tax resident, the Group is subject to the Russian Tax Code requirements.

(b)
Business environment

        The Group's operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

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

Notes to the Consolidated Financial Statements (Continued)

1. Reporting entity (Continued)

        This consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

(c)
The COVID-19 pandemic

        In March 2020, the World Health Organization declared the spread of COVID-19 virus a global pandemic.

        Measures taken to curb spread of the disease, such as a lock-down in Moscow and a nation-wide period of non-working days, led to a decrease in the number of job postings and the number of new CV database subscriptions in the second quarter of 2020. As a response to the decrease in revenue, we implemented temporary cost-cutting initiatives, including putting all non-essential hiring, capital expenditure, and other expenses on hold. Following easing of restrictions in May 2020, we saw gradual recovery of our KPIs in the third quarter of 2020. Even though the spike in the number of new cases in the fourth quarter of 2020 was comparable to that of a second quarter of 2020, less severe restrictions were in place in Russia, and we did not experience similar decrease in our KPIs in the fourth quarter 2020.

        We see no specific impact of COVID-19 on our financial position as at December 31, 2020. Recent developments in the first quarter of 2021, as of the date these consolidated financial statements were authorized for issuance, also do not indicate specific impact of COVID-19 on our financial position.

        Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

        Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

2. Basis of accounting

(a)
Basis of presentation

        The Company was incorporated on May 28, 2014 as an investment vehicle of investment funds affiliated with Elbrus Capital Private Equity Fund and Goldman Sachs ESSG.

        On February 24, 2016 (the "Acquisition Date") the Company acquired 100% ownership interest in Headhunter FSU Limited, collectively with its subsidiaries referred to as "HeadHunter", from Mail.Ru Group Limited (LSE: MAIL) (the "Acquisition"). The Company had no material operations before the Acquisition Date and has succeeded to substantially all of the business of HeadHunter after the Acquisition.

        The Acquisition was accounted for as a business combination using the acquisition method of accounting.

(b)
Statement of compliance

        These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the International Accounting Standards Board ("IASB"). These consolidated financial statements have not been prepared for the purpose of satisfying the statutory filing requirements of the Company.

Notes to the Consolidated Financial Statements (Continued)

2. Basis of accounting (Continued)

(c)
Going concern

        The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of these consolidated financial statements, including note 22 in relation to the long-term loans and borrowings obtained by the Group in order to finance business combinations. In addition, note 26 includes the Group's policies for managing its liquidity risk.

        Despite the uncertainties related to the COVID-19 pandemic, management reasonably assumes that the Group has adequate resources to continue its operations without significant disruptions for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis. Please see also Note 1(c). Management believes that there are no significant uncertainties regarding going concern.

3. Functional and presentation currency

        These consolidated financial statements are presented in Russian Roubles ("RUB"), which is the Company's functional and presentation currency. Financial information presented in RUB has been rounded to the nearest thousand, except when otherwise indicated.

4. Changes in significant accounting policies

Changes applicable from January 1, 2020

        The Group applied Definition of a Business (Amendments to IFRS 3) to business combinations whose acquisition dates are on or after 1 January 2020 in assessing whether it had acquired a business or a group of assets. The details of accounting policies are set out in Note 5. See also Note 8 for details of the Group's acquisition of a subsidiary during the year.

        A number of other amendments to standards are effective from January 1, 2020 but they do not have a material effect on the Group's financial statements.

Changes applicable from January 1, 2019

        The Group adopted IFRS 16 Leases from January 1, 2019 (see A below).

        A number of other new standards, amendments and interpretations are effective from January 1, 2019 but they do not have a material effect on the Group's financial statements.

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

Notes to the Consolidated Financial Statements (Continued)

4. Changes in significant accounting policies (Continued)

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

        The Group presents right-of use assets and lease liabilities in separate lines in the statement of financial position.

(iii)
Transition

        Previously, the Group classified leases for office premises as operating leases under IAS 17.

        At transition, for long-term leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group's incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

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

Notes to the Consolidated Financial Statements (Continued)

4. Changes in significant accounting policies (Continued)

        When measuring lease liabilities for leases that were previously classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 10.15%.

(in thousands of Russian Roubles)	January 1, 2019
Operating lease commitment at December 31, 2018 as disclosed in the Group's consolidated financial statements	443,292
Discounted using the incremental borrowing rate at January 1, 2019	343,455

Lease liabilities recognised at January 1, 2019	343,455

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

        The most significant impact on revenue recognition relates to our accounting for bundled subscriptions that include access to our CV database and allow customers to display job advertisements. Under IAS 18, the revenue attributable to these components was recognized collectively on a straight-line basis over the term of the bundled subscription arrangement. This is because the services are generally performed concurrently through an indeterminate number of acts and the estimated incremental cost of providing the services is insignificant such that our cost-plus-margin is not impacted if the cap on display of job advertisements is substantive for certain customers. Under IFRS 15 we have determined that the number of job advertisements displayed, an output method, provides the most faithful depiction of the value of the services transferred to customers for this performance obligation when the cap is substantive, which resulted in a deferral of revenue from bundled subscriptions. The Group adopted IFRS 15 using the full retrospective approach, corresponding adjustments were recognized as at January 1, 2017 and December 31, 2017.

  C.
  IFRS 9 Financial Instruments

        IFRS 9 sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

(i)
Classification and measurement of financial assets and financial liabilities

        Information about the Group's accounting policies relating to classification and measurement of financial assets is described in Note 5(c).

Notes to the Consolidated Financial Statements (Continued)

4. Changes in significant accounting policies (Continued)

(ii)
Impairment—Financial assets and contract assets

        Information about the Group's accounting policies relating to impairment of financial assets is described in Note 5(g).

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

(a)
Basis of consolidation

(i)
Business combinations

        Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group (see (iii) below).

        The Group measures goodwill at the acquisition date as:

  •
  the fair value of the consideration transferred; plus

  •
  the recognized amount of any non-controlling interests in the acquiree; plus

  •
  if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquire; less

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

(ii)
Non-controlling interests

        Non-controlling interests are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date.

        Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

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

(v)
Interests in equity-accounted investees

        The Group's interests in equity-accounted investees comprise interests in associates.

        Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies.

        Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognized as goodwill. The goodwill is included within the carrying amount of the investment. Subsequent to initial recognition, the consolidated financial statements include the Group's share of profit or loss and OCI of equity-accounted investees, after adjustments to

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

align the accounting policies with those of the Group, until the date on which significant influence ceases.

        Our investments in associate are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

(vi)
Transactions eliminated on consolidation

        Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

(c)
Financial instruments

        The Group has initially applied IFRS 9 from January 1, 2018. The effect of initially applying IFRS 9 is described in Note 4.

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

(ii)
Classification and subsequent measurement

Financial assets

        On initial recognition, a financial asset is classified as measured at: amortised cost; fair value through other comprehensive income (FVOCI)—debt investment; FVOCI—equity investment; or fair value through profit or loss (FVTPL).

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

        On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis.

        All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL.

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

        Changes in cash flows on existing financial assets or financial liabilities are not considered as modification, if they result from existing contractual terms, e.g. changes in interest rates effectively initiated by the Group due to changes in the Central Bank of Russia key rate, if the loan contract entitles the Group to prepay the loan without significant penalty.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

        Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

        When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

        Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized net within 'Operating costs and expenses (exclusive of depreciation and amortization)' in profit or loss.

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

        The estimated useful lives for the current and comparative periods are as follows:

• core systems equipment	2 - 5 years
• office equipment	2 - 5 years
• furniture and fixtures	2 - 5 years
• leasehold improvements	3 - 5 years (the shorter of five years or the remaining period of the lease term)
• other property and equipment	1 - 3 years

        Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(f)
Intangible assets

(i)
Goodwill

        Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill, see note 15.

Subsequent measurement

        Goodwill is measured at cost less accumulated impairment losses.

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

(ii)
Intangible assets assumed in business combination

        Identifiable intangible assets assumed in a business combination are initially recognized at fair value and subsequently measured at initially recognized amount less accumulated amortization and accumulated impairment losses. Such assets include, but are not limited to: brand name "hh.ru" (registered on March 11, 2011 with certificate No 431008), brand name "zarplata.ru" since 2020 (see note 8) (registered on January 19, 2017 with certificate #602175), web-sites, CV databases, and non-contractual customer relationships.

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

        In accordance with the policies above, the Group has capitalised expenditures related to development of the Group's website software.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

• CV database	2 - 10 years
• non-contractual customer relationships	5 - 10 years
• domain names	10 years
• patents and trademarks	5 - 10 years
• website software	3 years
• corporate, office software, licences and others	1 - 3 years

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

        When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment and including forward-looking information.

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

        The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of 'investment grade'.

        Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

        12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

Credit-impaired financial assets

        At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is 'credit-impaired' when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

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

(ii)
Non-financial assets

        The carrying amounts of the Group's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated at each reporting date.

        The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of cash-generating units that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

        The Group's corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

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

        An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

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

        The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise purchase, extension or termination option or if there is a revised in-substance fixed lease payments.

        When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

        The Group presents right-of use assets and lease liabilities in separate lines in the statement of financial position.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

        CV database access (before August 2020).    We grant access to our CV database on a subscription basis for a period of time ranging from one day to twelve months. Revenue is recognized on a straight-line basis over the period of subscription. The Group ceased provision of this type of subscription in August 2020 due to replacement by the CV database access with limited number of contact views. However, revenue from the old service is to be recognised till the end of the subscription periods of all existing contracts, i.e. August 2021.

        CV database access with limited number of contact views (from August 2020).    The Group grants access to CV database and allows customers to open job-seekers contacts capped by a contractually stated limit on a subscription basis for the period of time ranging from one day to twelve months. In such subscriptions revenue is recognized based on the number of CV contacts viewed during the reporting period. The expected number of CV contact views made is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date.

        Job postings.    Customers purchase a certain number of job postings and use them to post job advertisements on our web site when needed. Revenue from each job posting is recognized over the period of display of an advertisement on our web site on a straight-line basis.

        Bundled subscriptions.    In our Bundled Subscriptions the allocation of the consideration received between CV database access component and Job postings component is based on the relative

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

standalone selling prices and expected usage of job postings. The expected usage of job postings in our Bundled Subscriptions is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to CV database access component in the contracts entered before August 2020 is recognized over the period of subscription on a straight-line basis and in the contracts entered starting from August 2020 based on the number of CV contacts viewed during the reporting period. The expected usage of contact views is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to Job postings component is recognized over the period of display of a job posting on our website.

        Other value-added services ("VAS").    Revenue from other VAS primarily consists of display and context advertising, branded employer pages, online assessment, online education, eventing, as well as premium services for job seekers. Revenue from other value-added services is recognized when the services are rendered. In particular, revenue from cost-per-click advertising is recognized based on the number of impressions or clicks that have occurred over the reporting period, and revenue from time-based advertising is recognized on a straight-line basis over the period of display of a banner on our web site.

(k)
Employee benefits

        Employee benefits include short-term employee benefits, social taxes, share-based payments and other long-term employee benefits, and are disclosed in 'Personnel expenses' in note 11.

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

(ii)
Social taxes and State pension fund

        Social taxes represent the Group's payments to the State owned defined contribution plan under which an entity pays fixed contributions to the State and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to Russia's State pension fund, are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iii)
Share-based payments

Equity-settled awards

        The cost of equity-settled awards is based on the fair value at the date when the grant is made using an appropriate valuation model, further details of which are given in note 21.

        The related cost is recognised in 'Personnel expenses' (see note 11), together with a corresponding increase in equity (share premium), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled awards at each reporting date until the vesting date reflects the extent to which the vesting

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income and comprehensive income for a period represents the movement in cumulative expense recognised between the beginning and end of that period.

        Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group's best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

Cash-settled awards

        A liability is recognised for the fair value of cash-settled awards. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in 'Personnel expenses' (see note 11). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model.

(iv)
Other long-term employee benefits

        The Group's net obligation in respect of long-term employee benefits is the amount of future benefits that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

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

Notes to the Consolidated Financial Statements (Continued)

5. Significant accounting policies (Continued)

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

(n)
Segment reporting

        An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group's other components. All operating segments' operating results (see note 7) are reviewed regularly by the Group's CEO and Board of directors to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Segment results that are reported to the CEO and Board of directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(o)
Earnings per share

        Net income per ordinary share for all periods presented has been determined in accordance with IAS 33 "Earnings per Share", by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.

(p)
Basis of measurement

        The consolidated financial statements have been prepared on the historical cost basis except for the liability for cash-settled awards (see note 5(k)(iii)) and the call option (see note 16) which are measured at fair value on each reporting date, and assets acquired and liabilities assumed in the business combination which are measured at fair value at the date of acquisition (see note 8).

Notes to the Consolidated Financial Statements (Continued)

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

        Information about areas of estimation uncertainty and judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes stated below.

(a)
Key areas of estimation uncertainty and critical judgments:

•
Note 8 "Business combination"—fair values of intangible assets and their estimated useful lives; fair values of income tax and other taxes provisions and related indemnification asset;

•
Note 13 "Income taxes", Note 29 "Contingencies"—provisions for income tax and tax contingencies;

•
Note 16 "Equity-accounted investees"—impairment of investment in associate and determining the fair value of the call option.

(b)
Other areas of estimation uncertainty and judgments:

•
Note 15 "Intangible assets and goodwill"—measurement and useful lives of intangible assets identified; goodwill impairment;

•
Note 5(j) "Revenue"—recognition and measurement of revenue;

•
Note 24 "Leases"—lease term;

•
Note 21 "Management incentive agreement"—new grants under option plans.

  Measurement of fair values

        A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

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

        If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety

Notes to the Consolidated Financial Statements (Continued)

6. Use of estimates and judgments (Continued)

in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

        The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

7. Operating segments

(a)
Basis for segmentation

        The chief operating decision-maker (CODM) of the Group is the Board of Directors and the Chief Executive Officer. The CODM reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

        The Group's operating segments are based on geography of the Group's operations. Our operating segments are "Russia", "Belarus", "Kazakhstan" and other countries. As each segment other than Russia individually comprises less than 10% of revenue, for reporting purposes we combine all segments other than Russia into "Other segments" category.

        In December 2020, we acquired 100% share in LLC "Zarplata.ru", a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Ural (note 8). Operations of LLC "Zarplata.ru" meet criteria of a reportable operating segment, however, as financial results of LLC "Zarplata.ru" for the period from the acquisition date to December 31, 2020 were not material, they are not included in the statement of income and comprehensive income for the year ended December 31, 2020 and in the 'Operating segments' note.

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

        Goodwill is allocated to reportable segments as described in note 15. Intangible assets other than goodwill are primarily related to "Russia" operating segment.

	For the year ended December 31, 2020
(in thousands of Russian Roubles)	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	7,724,264	557,843	8,282,107	—	—	8,282,107
Inter-segment revenue	3,981	9,587	13,568	—	(13,568)	—
External expenses	(3,726,803)	(170,367)	(3,897,170)	(272,412)	—	(4,169,582)
Inter-segment expenses	(10,513)	(539)	(11,052)	—	11,052	—

Segment EBITDA	3,990,929	396,524	4,387,453	(272,412)	(2,516)	4,112,525

Notes to the Consolidated Financial Statements (Continued)

7. Operating segments (Continued)

	For the year ended December 31, 2019
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	7,211,762	576,979	7,788,741	—	—	7,788,741
Inter-segment revenue	252	10,692	10,944	—	(10,944)	—
External expenses	(3,480,172)	(202,636)	(3,682,808)	(94,072)	—	(3,776,880)
Inter-segment expenses	(10,806)	(378)	(11,184)	—	11,184	—

Segment EBITDA	3,721,036	384,657	4,105,693	(94,072)	240	4,011,861

	For the year ended December 31, 2018*
	Russia	Other segments	Total segments	Unallocated	Eliminations	Total
External revenue	5,700,424	417,349	6,117,773	—	—	6,117,773
Inter-segment revenue	92	13,361	13,453	—	(13,453)	—
External expenses	(2,991,883)	(195,085)	(3,186,968)	(47,403)	—	(3,234,371)
Inter-segment expenses	(13,281)	(289)	(13,570)	—	13,570	—

Segment EBITDA	2,695,352	235,336	2,930,688	(47,403)	117	2,883,402

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

Notes to the Consolidated Financial Statements (Continued)

7. Operating segments (Continued)

(c)
Reconciliation of information on reportable segments to IFRS measures

        Reconciliation of consolidated profit before income tax to Segment EBITDA of the Group is presented below:

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018*
Consolidated profit before income tax	2,571,597	2,225,448	1,542,447
Adjusted for:
Depreciation and amortization	750,558	683,317	586,131
Gain on disposal of subsidiary	—	—	(6,131)
Net finance costs	350,216	526,516	553,724
Net foreign exchange (gain) / loss	(83,030)	46,508	8,742
IPO-related costs	—	190,284	110,043
SPO-related costs	122,940	—	—
Costs related to acquisition of Zarplata (note 8)	51,665	—	—
Insurance cover related to IPO	54,772	100,048	—
Management incentive agreement (note 21)	262,646	196,993	78,648
Share-based payments to Board of directors, including social taxes	23,597	15,025	—
Share of loss of equity-accounted investees (net of income tax) (note 16)	49,181	30,542	—
One-off litigation settlements and legal costs	—	17,734	—
Restructuring costs	—	1,541	12,286
Reversal of expected credit loss	—	—	(2,488)
Income from depositary (note 25)	(41,617)	(22,095)	—

Segment EBITDA (as presented to the CODM)	4,112,525	4,011,861	2,883,402

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. In applying IFRS 16, in relation to the leases that were classified as operating leases, the Group recognizes depreciation and interest costs, instead of operating lease expense (see Note 4(A)). The impact on EBITDA, depreciation and interest costs see in Note 24(iii).

Notes to the Consolidated Financial Statements (Continued)

7. Operating segments (Continued)

        Reconciliation of consolidated operating costs and expenses (exclusive of depreciation and amortization) to Segment External expenses of the Group is presented below:

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018*
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	4,691,300	4,300,263	3,432,860
Adjusted for:
IPO-related costs	—	(190,284)	(110,043)
Insurance cover related to IPO	(54,772)	(100,048)	—
SPO-related costs	(122,940)	—	—
Costs related to acquisition of Zarplata (note 8)	(51,665)	—	—
Management incentive agreement (note 21)	(262,646)	(196,993)	(78,648)
Share-based payments to Board of directors, including social taxes	(23,597)	(15,025)	—
One-off litigation settlements and legal costs	—	(17,734)	—
Restructuring costs	—	(1,541)	(12,286)
Reversal of expected credit loss	—	—	2,488
Other	(6,098)	(1,758)	—

Segment External expenses (as presented to the CODM)	4,169,582	3,776,880	3,234,371

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.
(d)
Geographical information

        The geographical information below analyses the Group's revenue by country of domicile of a customer, including the Group's principal country of operations and in all foreign countries.

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Russia	7,663,785	7,170,042	5,652,024
All foreign countries	618,322	618,699	465,749
Kazakhstan	256,564	232,990	166,147
Belarus	301,208	343,964	234,389
Other countries	60,550	41,745	65,213

	8,282,107	7,788,741	6,117,773

(e)
Major customers

        In all reporting periods no customer represented 10% or more of the Group's total revenue.

8. Business combination

        On December 25, 2020, the Group acquired 100% of the issued charter capital and voting interests of LLC Zarplata.ru ("Zarplata") from Hearst Shkulev Digital Regional Network B.V. Zarplata is a job classified platform operating in certain Russian regions, such as Siberia and the Urals. It was formed by

Notes to the Consolidated Financial Statements (Continued)

8. Business combination (Continued)

consolidating local city portals, which has created high local brand recognition and means that Zarplata has a significant share of organic traffic. The management believes that the transaction offers significant synergy potential with an expectation that in the future HeadHunter and Zarplata will align their sales, monetization and marketing strategies as well as product development.

  Consideration transferred

        The following table summarises the acquisition date fair value of each major class of consideration transferred:

(in thousands of Russian roubles)
Cash paid (included in cash flows from investing activities)	3,100,000
Contingent consideration payable	404,706

Total consideration to be transferred	3,504,706

        Contingent consideration payable as at acquisition date consists of (a) RUB 216,764 thousand payable subject to customary closing conditions, which were fulfilled and the payment was settled in February 2021, and (b) RUB 187,942 thousand payable over 4-year period subject to certain historical tax risks identified in Zarplata not realized. Based on current assessment of the historical tax risks, as at December 31, 2020 it is probable that the amount payable in item (b) will be settled. We believe that the fair value of consideration stipulated in item (a) approximates its face value, due to its short-term nature. To determine the fair value of the consideration stipulated in item (b), we discounted future cash flows over 4-year period. The fair value of the consideration payable stipulated in item (b) as at acquisition date and reporting date is RUB 187,942 thousand. The undiscounted value of the consideration payable stipulated in item (b) as at acquisition date and reporting date is RUB 203,796 thousand.

        The Group incurred acquisition-related costs of RUB 51,665 thousand presented by external legal fees and due diligence costs. These costs were included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income.

  Identifiable assets acquired and liabilities assumed

        Management has engaged independent experts to assist the Group in its determination of the fair values of the assets acquired. The table below summarizes preliminary allocations of the consideration to assets acquired and liabilities assumed based on their fair values (provisional accounting). Management is still in the process of finalizing its analysis over the key assumptions used in the determination of the fair values of intangible assets and the resulting impact on the amounts of deferred tax liability and goodwill. All information presented with respect to such assets and liabilities

Notes to the Consolidated Financial Statements (Continued)

8. Business combination (Continued)

assumed as it relates to these acquisitions is preliminary and subject to revision pending the final fair value analysis.

(in thousands of Russian roubles)
Assets
Intangible assets	1,147,921
Property and equipment	10,601
Deferred tax assets	8,420
Trade and other receivables	6,746
Indemnification asset	186,473
Prepaid expenses and other current assets	42,125
Cash and cash equivalents	95,701

1,497,987

Liabilities
Contract liabilities	74,731
Trade and other payables	27,210
Income tax payable	86,695
Provisions	488,646
Deferred tax liability	228,609

905,891

Goodwill	2,912,610

Purchase consideration	3,504,706

        Cash outflow related to the acquisition was as follows:

Consideration transferred	(3,100,000)
Cash acquired	95,701

Net cash outflow on acquisition	(3,004,299)

        The goodwill represents potential of Zarplata to further enhance its position in Russian regions, as well as the value of any synergies expected to arise in the future and are not separately recognised. Goodwill is equal to the difference between fair value of net assets acquired in the business acquisition and the purchase consideration transferred. Goodwill is allocated predominantly to Zarplata CGU. Goodwill recognised is not expected to be deductible for income tax purposes.

        The Group determined the fair value of Zarplata's software, trademarks, client base, CV database and recognized as intangible assets as RUB 1,147,921 thousand.

        The fair value of the trade and other receivables amounts to RUB 6,746 thousand. The gross amount of trade receivables is RUB 8,760 thousand and it is expected that the full contractual amounts can be collected.

        Deferred tax liability represents deferred tax on the temporary difference related to identified intangible assets.

Notes to the Consolidated Financial Statements (Continued)

8. Business combination (Continued)

        The Company identified certain tax risks pertaining to Zarplata.ru and the unfavorable outcome of most of them is assessed as possible, while others are considered as probable. The share purchase agreement commits the seller to reimburse part of the losses incurred, suffered or sustained by the Company in respect of this matter during the four years from the date of the agreement. The Company made a provision for these tax risks, both probable and possible (included in Income tax payable and Provisions) in the amount of RUB 586,100 thousand and a related indemnification asset at fair value in the amount of RUB 186,473 thousand in the net assets as of acquisition and reporting date.

        If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, then the accounting for the acquisition will be revised.

        If the combination had occurred on January 1, 2020, revenue from continuing operations of the Group for the year ended December 31, 2020 would have been approximately RUB 9,062 million, and profit before tax from continuing operations for the Group would have been approximately RUB 2,562 million. In determining these amounts, management assumed that the fair value adjustments, that arose on the date of acquisition, would have been the same if the acquisition had occurred on January 1, 2020.

Measurement of fair values

        The fair values of the material assets acquired have been calculated using the following valuation techniques (Level 3 of fair value hierarchy):

Assets acquired	Valuation technique
Trademark and domain names	Relief-from-royalty method: The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the patents or trademarks being owned.
Non-contractual customer relationships

Multi-period excess earnings method:    The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

CV Database	Cost method: This approach seeks to determine how much an asset would cost to replace.
Websites	Cost method: This approach seeks to determine how much an asset would cost to replace.

        The Group exercised significant judgments in the accounting for the business combination. The most significant judgments related to the determination of fair values of intangible assets and their estimated useful lives as well as fair values of income tax and other taxes provisions and related indemnification asset. In determining of the fair values of the intangible assets management made assumptions on the timing and the amounts of the Zarplata's future cash flows, applicable growth rates and discount factors, expected attrition rates of the customer relationships and comparable royalty rates for similar businesses. In determining fair values of tax provisions, deferred tax liabilities and indemnification asset management made assumptions in relation to probability, base amounts and applicable rates of taxation. Certain key assumptions are further disclosed in Note 15.

Notes to the Consolidated Financial Statements (Continued)

9. Earnings per share

        Basic earnings per share are calculated by dividing net income attributable to the owners of the Company by the weighted average number of ordinary shares of the Company outstanding over the period.

        On May 8, 2020 the Company issued 317,860 new shares, bringing the total number of issued ordinary shares to 50,317,860, and settled with this issue the 18.75% of the awards which vested on the first anniversary of the IPO under the 2016 HeadHunter Unit Option Plan. See Note 21(a)(i).

        Diluted earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average number of ordinary shares outstanding over the period plus number of ordinary shares that would be issued if all existing convertible instruments, if any, were converted.

        Under the 2016 HeadHunter Unit Option Plan, the Company may issue up to 1,271,436 new shares to settle the awards provided by the plan over the period of 4 years from the date of the IPO (see Note 21(a)(i)), of which 317,860 have already been issued and the remaining 953,576 shares may be issued after December 31, 2020.

        Under the 2018 HeadHunter Unit Option Plan, the Company may issue new shares to settle the awards provided in the plan over the period of 7 years from the grant date (see Note 21(a)(ii)) depending on share price performance; if on December 31, 2020 all units would vest, 368,383 new shares would have been issued.

        Also, as of December 31, 2020 the Company may issue up to 36,955 new shares over next 3 year period as part of the remuneration of its Board of Directors.

        Accordingly, 1,358,914 new shares may be issued by the Company in total as of December 31, 2020 in relation to the management incentive and Board of Directors remuneration agreeements (as of December 31, 2019—1,514,114, as of December 31, 2018—nil).

	For the year ended December 31,
(in thousands of Russian Roubles, except number of shares and per share amounts)	2020	2019	2018*
Net income attributable to owners of the Company	1,748,960	1,448,018	949,307
Weighted average number of ordinary shares outstanding (note 20)	50,206,696	50,000,000	50,000,000
Effects of dilution from:
Share options (weighted average)	1,377,708	956,590	—
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	51,584,404	50,956,590	50,000,000
Earnings per share (in Russian Roubles per share)
Basic	34.84	28.96	18.99
Diluted	33.90	28.42	18.99

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

Notes to the Consolidated Financial Statements (Continued)

10. Revenue

(a)
Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2020			2019			2018
(in thousands of Russian Roubles)	Russia	Other segments	Total segments	Russia	Other segments	Total segments	Russia	Other segments	Total segments
Bundled Subscriptions	2,332,272	40,195	2,372,467	2,154,831	69,120	2,223,951	1,884,557	61,822	1,946,379
CV Database Access	1,538,702	273,543	1,812,245	1,508,085	253,643	1,761,728	1,196,770	204,768	1,401,538
Job Postings	3,134,522	207,703	3,342,225	2,900,678	211,510	3,112,188	2,108,342	119,584	2,227,926
Other VAS	718,768	36,402	755,170	648,168	42,706	690,874	510,755	31,175	541,930

Total revenue	7,724,264	557,843	8,282,107	7,211,762	576,979	7,788,741	5,700,424	417,349	6,117,773

        In the following table, revenue from contracts with customers of Russian segment is disaggregated by type of customer account:

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Key Accounts in Russia
Moscow and St.Petersburg	2,156,248	1,981,959	1,695,823
Other regions of Russia	815,323	664,649	547,710

Sub-total	2,971,571	2,646,608	2,243,533
Small and Medium Accounts in Russia
Moscow and St.Petersburg	2,526,381	2,579,517	2,150,685
Other regions of Russia	1,825,497	1,614,359	1,036,346

Sub-total	4,351,878	4,193,876	3,187,031
Foreign customers of Russia segment	57,822	41,385	31,507
Other customers in Russia	342,993	329,893	238,353

Total for "Russia" operating segment	7,724,264	7,211,762	5,700,424

        The revenue arising from non-monetary exchanges of services with customers included in the table above amounted to RUB 43,397 thousand for the year ended December 31, 2020, RUB 50,804 thousand for the year ended December 31, 2019 and RUB 51,254 thousand for the year ended December 31, 2018.

(b)
Contract balances

        The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

		As at December 31,
(in thousands of Russian Roubles)	Note	2020	2019
Receivables, which are included in "Trade and other receivables"	17	61,028	52,462
Contract liabilities		2,785,402	2,367,416

        The contract liabilities primarily relate to the advance consideration received from customers for granting access to our CV database and displaying job advertisements on our web site, for which revenue is recognised when performance obligations are met.

Notes to the Consolidated Financial Statements (Continued)

10. Revenue (Continued)

        Increase in contract liabilities is explained primarily by growth of our revenues. The increasing number of contracts with customers and their value translates into increase in prepayments made by customers, thus contract liabilities increase.

        The amount of RUB 2,196,418 thousand recognised in contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2020 (for the year ended December 31, 2019—RUB 1,901,767 thousand).

        The amount of revenue recognised for the year ended December 31, 2020 from performance obligations satisfied (or partially satisfied) in previous periods is RUB 10,662 thousand (for the year ended December 31, 2019—RUB 7,208 thousand). This is mainly due to changes in the estimate of the expected usage of job postings in our Bundled Subscriptions.

        No information is provided about remaining performance obligations at December 31, 2020 that have an original expected duration of one year or less, as allowed by IFRS 15.

11. Operating costs and expenses (exclusive of depreciation and amortization)

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018*
Personnel expenses	(2,579,958)	(2,234,309)	(1,717,467)
Marketing expenses	(1,105,247)	(1,046,678)	(939,717)
Subcontractor and other costs related to provision of services	(194,644)	(186,337)	(188,499)
Office rent and maintenance	(176,672)	(206,501)	(241,434)
Professional services	(335,681)	(347,963)	(255,362)
Insurance services	(181,047)	(111,251)	—
Hosting and other website maintenance	(46,325)	(40,421)	(32,825)
Other operating expenses	(71,726)	(126,803)	(57,556)

Operating costs and expenses (exclusive of depreciation and amortization)	(4,691,300)	(4,300,263)	(3,432,860)

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

        Contributions to state pension funds recognised within "Personnel expenses" amounted to RUB 375,977 thousand for the year ended December 31, 2020, RUB 291,211 thousand for the year ended December 31, 2019 and RUB 212,229 thousand for the year ended December 31, 2018.

Notes to the Consolidated Financial Statements (Continued)

12. Finance income and costs

(a)
Finance income

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Interest on term deposits	51,857	76,202	90,270
Interest on loans to related parties (notes 16, 30(c))	947	—	—
Net gain on financial assets measured at fair value through profit and loss (note 16)	150	—	—
Other interest income	6,375	562	332

Total finance income	59,329	76,764	90,602

(b)
Finance costs

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018*
Interest accrued on bank loan (note 22(a))	(357,377)	(559,527)	(642,764)
Interest accrued on other loan (note 22(c))	—	(6,391)	(1,562)
Interest accrued on non-convertible bonds (note 22(b))	(12,543)	—	—
Interest accrued on lease liabilities (note 24)	(26,334)	(32,941)	—
Other interest costs	(13,291)	(4,421)	—

Total finance costs	(409,545)	(603,280)	(644,326)

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

13. Income taxes

(a)
Amounts recognized in profit or loss

        As the Group generates most of its revenues and profits from operations in Russia, the Group's applicable tax rate is the Russian corporate income tax rate of 20%.

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Current tax expense:
Current year	(873,925)	(923,760)	(738,549)
Net release/(recognition) of provision for uncertain tax positions	87,968	(336,326)	—

Total current tax expense	(785,957)	(1,260,086)	(738,549)
Deferred tax reversal:
Origination and reversal of temporary differences	100,185	168,630	228,947
Reversal of deferred tax on unremitted earnings	—	447,034	—

Total deferred tax reversal	100,185	615,664	228,947

Total income tax expense	(685,772)	(644,422)	(509,602)

Notes to the Consolidated Financial Statements (Continued)

13. Income taxes (Continued)

        In June 2019, the Group reversed its deferred tax liability on unremitted earnings of RUB 447,034 thousand and recognized provision for uncertain tax positions of RUB 447,034 thousand due to change in the parent company tax residency status (see note 1(a)) and applicable income tax rate on dividends and based on the Group interpretations of tax laws.

        In September and December 2019, the Group partially reversed its provision for uncertain tax positions totaling RUB 110,708 thousand for uncertain tax positions related to the closed tax year.

        In December 2020 the Group further reversed a part of its provision for uncertain tax positions totaling RUB 92,012 thousand for uncertain tax positions related to the closed tax year.

(b)
Income tax payable

(in thousands of Russian roubles)	December 31, 2020	December 31, 2019
Current income tax payable	55,921	33,648
Provision for uncertain income tax positions (note 13(a) and 8)	345,812	336,326

Total income tax payable	401,733	369,974

(c)
Reconciliation of effective tax rate

	For the year ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Profit before income tax	2,571,597	2,225,448	1,542,447

Income tax at 20% tax rate	(514,319)	(445,090)	(308,489)
Effect of tax rates in foreign jurisdictions	3,878	(23,408)	(40,204)
Withholding tax on intra-group dividend and unremitted earnings	76,241	60,436	39,879
Non-taxable gain from sale of subsidiary (note 19)	—	—	766
Unrecognized deferred tax asset	(134,495)	(113,047)	(109,094)
Non-deductible interest expense	—	(18,421)	(49,149)
Non-deductible expenses related to management incentive agreement	(52,465)	(35,485)	(15,730)
Other net non-deductible expense	(64,612)	(69,407)	(27,581)

Total income tax expense	(685,772)	(644,422)	(509,602)

Notes to the Consolidated Financial Statements (Continued)

13. Income taxes (Continued)

(d)
Recognized deferred tax assets and liabilities

        Deferred tax assets and liabilities are attributable to the following:

(in thousands of Russian roubles)	December 31, 2020	December 31, 2019
Deferred tax assets:
Unused vacation accruals	11,567	8,614
Employee benefits	30,502	13,323
Contract liabilities	140,143	135,203
Trade and other payables	6,408	7,728
Right-of-use assets and lease liabilities	5,452	4,139
Intangible assets	7,883	—
Deferred tax assets netting	(25,627)	(19,172)

Total deferred tax assets	176,328	149,835

Deferred tax liabilities:
Property and equipment	(4,478)	(9,696)
Intangible assets	(4,918)	(9,476)
Intangible assets identified on acquisitions (notes 2(a), 8)	(658,254)	(512,804)
Loans and borrowings	(16,947)	—
Deferred tax liabilities netting	25,627	19,172

Total deferred tax liabilities	(658,970)	(512,804)

Net deferred tax liability	(482,642)	(362,969)

        Unrecognized deferred tax assets as at December 31, 2020 were RUB 567,835 thousand (as at December 31, 2019—RUB 433,340 thousand). They relate to tax losses of the Group's subsidiaries. The tax losses do not expire under current Russian tax legislation. Deferred tax assets have not been recognised in respect of these tax losses because it is not probable that future taxable profit will be available against which the Group's subsidiaries can utilise the benefits therefrom.

(e)
Movement in deferred tax balances

(in thousands of Russian Roubles)	January 1, 2020	Recognized in profit or loss	Acquired in business combination	Effect of movement in exchange rates	December 31, 2020
Property and equipment	(9,696)	5,473	(260)	5	(4,478)
Intangible assets	(522,280)	87,695	(220,725)	21	(655,289)
Unused vacation accruals	8,614	2,870	24	59	11,567
Employee benefits	13,323	16,438	731	10	30,502
Contract liabilities	135,203	4,809	—	131	140,143
Trade and other payables	7,728	(1,464)	41	103	6,408
Loans and borrowings	—	(16,947)	—	—	(16,947)
Right-of-use assets and lease liabilities	4,139	1,311	—	2	5,452

Net deferred tax liability	(362,969)	100,185	(220,189)	331	(482,642)

Notes to the Consolidated Financial Statements (Continued)

13. Income taxes (Continued)

(in thousands of Russian Roubles)	January 1, 2019	Recognized in profit or loss	Effect of movement in exchange rates	December 31, 2019
Property and equipment	(6,895)	(2,799)	(2)	(9,696)
Intangible assets	(610,144)	87,821	43	(522,280)
Unused vacation accruals	7,297	1,384	(67)	8,614
Employee benefits	9,926	3,448	(51)	13,323
Contract liabilities	90,159	45,453	(409)	135,203
Trade and other payables	4,066	3,667	(5)	7,728
Right-of-use assets and lease liabilities	—	4,135	4	4,139
Deferred tax on intra-group dividends and unremitted earnings	(472,555)	472,555	—	—

Net deferred tax liability	(978,146)	615,664	(487)	(362,969)

14. Property and equipment

(in thousands of Russian Roubles)	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2020	174,157	215,484	209,731	599,372
Acquisition through business combinations (note 8)	4,843	5,758	—	10,601
Additions	23,390	77,728	76,125	177,243
Disposals	(261)	(6,124)	—	(6,385)
Foreign currency translation difference	—	189	27	216
Balance at December 31, 2020	202,129	293,035	285,883	781,047

Depreciation
Balance at January 1, 2020	64,523	87,468	17,637	169,628
Depreciation for the year	29,809	62,146	58,457	150,412
Disposals	(261)	(5,604)	—	(5,865)
Foreign currency translation difference	—	140	7	147

Balance at December 31, 2020	94,071	144,150	76,101	314,322

Net book value
At December 31, 2020	108,058	148,885	209,782	466,725

Notes to the Consolidated Financial Statements (Continued)

14. Property and equipment (Continued)

(in thousands of Russian Roubles)	Servers and computers	Office equipment, furniture and other	Leasehold improvements	Total
Cost
Balance at January 1, 2019	116,596	100,306	29,139	246,041
Additions	65,431	123,152	197,459	386,042
Disposals	(7,870)	(7,154)	(16,796)	(31,820)
Foreign currency translation difference	—	(820)	(71)	(891)

Balance at December 31, 2019	174,157	215,484	209,731	599,372

Depreciation
Balance at January 1, 2019	43,662	56,234	12,335	112,231
Depreciation for the year	28,507	38,429	18,477	85,413
Disposals	(7,646)	(6,770)	(13,163)	(27,579)
Foreign currency translation difference	—	(425)	(12)	(437)

Balance at December 31, 2019	64,523	87,468	17,637	169,628

Net book value
At December 31, 2019	109,634	128,016	192,094	429,744

Notes to the Consolidated Financial Statements (Continued)

15. Intangible assets and goodwill

(in thousands of Russian Roubles)	Goodwill	CV database	Non-contractual customer relationships	Trademarks and domains	Website software	Patents and copyrights	Other software, licenses and other	Total
Cost
Balance at January 1, 2020	6,954,183	635,605	2,043,760	1,526,889	163,466	5,735	88,743	11,418,381
Acquisition through business combinations (note 8)	2,912,610	102,308	582,466	375,724	82,549	—	4,874	4,060,531
Additions arising from internal development	—	—	—	—	15,040	—	—	15,040
Other additions	—	—	—	—	10,973	1,588	56,053	68,614
Disposals	—	—	—	—	(59,545)	(874)	(72,265)	(132,684)
Foreign currency translation difference	8,431	—	—	(176)	25	24	88	8,392
Balance at December 31, 2020	9,875,224	737,913	2,626,226	1,902,437	212,508	6,473	77,493	15,438,274

Amortization
Balance at January 1, 2020	—	235,725	783,441	583,022	73,713	4,440	50,440	1,730,781
Amortization for the year	—	63,562	204,376	152,559	32,824	2,333	69,309	524,963
Disposals	—	—	—	—	(59,545)	(860)	(72,265)	(132,670)
Foreign currency translation difference	—	—	—	(22)	—	—	37	15

Balance at December 31, 2020	—	299,287	987,817	735,559	46,992	5,913	47,521	2,123,089

Net book value
At December 31, 2020	9,875,224	438,626	1,638,409	1,166,878	165,516	560	29,970	13,315,183

Cost
Balance at January 1, 2019	6,989,255	635,605	2,043,760	1,519,855	198,620	4,440	53,303	11,444,838
Additions arising from internal development	—	—	—	—	31,930	—	—	31,930
Other additions	—	—	—	7,115	5,175	1,722	59,983	73,995
Disposals	—	—	—	—	(72,259)	(166)	(24,222)	(96,647)
Foreign currency translation difference	(35,072)	—	—	(81)	—	(261)	(321)	(35,735)
Balance at December 31, 2019	6,954,183	635,605	2,043,760	1,526,889	163,466	5,735	88,743	11,418,381

Amortization
Balance at January 1, 2019	—	172,164	579,065	430,630	95,932	2,841	20,346	1,300,978
Amortization for the year	—	63,561	204,376	152,411	46,794	1,776	54,621	523,539
Disposals	—	—	—	—	(69,013)	(166)	(24,222)	(93,401)
Foreign currency translation difference	—	—	—	(19)	—	(11)	(305)	(335)

Balance at December 31, 2019	—	235,725	783,441	583,022	73,713	4,440	50,440	1,730,781

Net book value
At December 31, 2019	6,954,183	399,880	1,260,319	943,867	89,753	1,295	38,303	9,687,600

Impairment test

        Goodwill as at December 31, 2020 of RUB 9,875,224 thousand is attributable to the acquisition of 100% ownership interest in HeadHunter in 2016 (see note 2(a)) and the acquisition of 100% ownership interest in Zarplata in 2020 (see note 8).

Notes to the Consolidated Financial Statements (Continued)

15. Intangible assets and goodwill (Continued)

Carrying amount of goodwill allocated to each of the CGUs:

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
HeadHunter "Russia" operating segment	6,607,362	6,607,362
HeadHunter "Kazakhstan" operating segment	178,380	164,853
HeadHunter "Belarus" operating segment	176,872	181,968
Zarplata operating segment	2,912,610	—

Total goodwill	9,875,224	6,954,183

        At December 31, 2020 management estimated the recoverable amount of the Group's cash-generating units ("CGU").

        The recoverable amount of the HeadHunter CGUs represented its fair value less costs of disposal on the basis of quoted prices of Company's ordinary shares (Level 1) on the estimated portion attributable to each respective CGU. At December 31, 2020 the estimated recoverable amounts of all CGUs exceeded their carrying amounts. No reasonably possible change in the fair value less costs of disposal of CGUs would result in the impairment.

        The recoverable amount of Zarplata CGU represented its fair value less costs of disposal on the basis of company valuation performed by external appraisers as part of the acquisition accounting (Level 3) close to the end of 2020. The key assumptions used in the fair value estimation represented management's assessment of future trends in CGU's business and were based on the relevant external and internal historical data. Cash flows were projected based on past experience, actual operating results and the Group's five-year business plan and based on the following key assumptions: revenue annual average growth rate, terminal growth rate and discount rate. The pre-tax discount rate applied to the cash flow projections is 15.2% and the terminal growth rate for the free cash flows is 2.5%, while the annual average revenue growth rate in the period 2021-2025 is set in accordance with the past and forecasted industry growth trends and is consistent with the most recent actual performance of the CGU. No reasonable changes in key assumptions used in the estimation lead to the impairment of the CGU as at reporting date.

16. Equity-accounted investees

        On May 6, 2019, the Group has registered the 25.01% ownership interest in Russian HR technology company LLC "Skilaz" (hereinafter—Skillaz), which automates routine recruiting processes by implementing complex built-to-suit integration projects. The principal place of Skillaz' business is Russia.

        The Group has significant influence over Skillaz as the Group has a power to participate in the financial and operating policy decisions through its representation in Skillaz's General meeting of participants. Thus, the Group's ownership interest in Skillaz represents an investment in an associate and accounted for it under the equity method starting May 6, 2019.

Notes to the Consolidated Financial Statements (Continued)

16. Equity-accounted investees (Continued)

        In January 2020 the Group finalised purchase price allocation for Skillaz acquisition. The fair value of the identifiable assets and liabilities of Skillaz at the date of acquisition has been calculated with reference to its value in use (Level 3) and were as follows:

(in thousands of Russian Roubles)	Fair value
Non-current assets	135,059
Current assets	100,714
Non-current liabilities	(20,168)
Current liabilities	(13,158)

Total net assets (100%)	202,447

Group's share of net assets (25.01%)	50,632

        The Group also has concluded option contracts to purchase the additional 40.01% ownership interest in LLC "Skilaz", which are exercisable through the period from June 1, 2020 till June 30, 2021 (the call option). The fair value of the call option has been calculated using the Black Scholes Merton ("BSM") pricing model as the date of acquisition and at the reporting date (Level 3), taking into account the terms and conditions on which the call option was acquired, and based on the expected business enterprise value at the acquisition date and at the reporting date. The key assumptions used in the estimation of the business enterprise value are consistent with the inputs in the impairment test as disclosed in note 16(i) below.

        Goodwill on transaction was calculated as the excess of the consideration transferred by the Group over the share in the fair value of the net assets acquired and the fair value of the call option.

(in thousands of Russian Roubles)	Total
Call option	25,341
Group's share of net assets (25.01%)	50,632
Goodwill	158,757

Cash consideration transferred	234,730

        Goodwill related to the associate amounted to RUB 158,757 thousand and is included in the carrying amount of the investment in associate.

        Goodwill is mainly attributable to the potential of Skillaz to further enhance its position in the Applicants Tracking Systems market, as well as prospects of potential synergies with the Group's products.

        The following table summarises the financial information of Skillaz as of December 31, 2020 and December 31, 2019, and for the year ended December 31, 2020 and the period from May 6, 2019 till December 31, 2019, as included in its own financial statements, adjusted for fair value adjustments at

Notes to the Consolidated Financial Statements (Continued)

16. Equity-accounted investees (Continued)

acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group's interest in Skillaz.

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Percentage ownership interest	25.01%	25.01%
Non-current assets	73,467	95,717
Current assets	74,005	70,697
Non-current liabilities	(49,297)	(26,606)
Current liabilities	(214,493)	(59,479)

Net assets (100%)	(116,318)	80,329

Group's share of net assets (25.01%)	(29,091)	20,090
Goodwill	158,757	158,757

Carrying amount of the Group's interest in associate	129,666	178,847

	Year ended December 31, 2020	Period from May 6, 2019 till December 31, 2019
Revenue	152,750	67,701
Loss from continuing operations (100%)	(196,647)	(122,118)
Total comprehensive loss (100%)	(196,647)	(122,118)

Group's share of total comprehensive loss (25.01%)	(49,181)	(30,542)

        The associate had no contingent liabilities or capital commitments as at December 31, 2020 and December 31, 2019.

        The fair value of the call option is RUB 25,491 thousand as of December 31, 2020 (RUB 25,341 thousand as of December 31, 2019) and presented within line "Other financial assets" in the consolidated statement of financial position. Corresponding gain amounted to RUB 150 thousand for the year ended December 31, 2020 is included in the "Finance income" line in the consolidated statement of income and comprehensive income (for the year ended December 31, 2019—nil). Key assumptions used in the BSM pricing model were as follows:

  a)
  as of December 31, 2019: expected volatility—40%, risk-free interest rate—7%

  b)
  as of December 31, 2020: expected volatility—38%, risk-free interest rate—3.9%

        As of December 31, 2020 the exercise of the call option was not beneficial for the Group, therefore, the Group has continued to account for the investee under the equity method.

Loan issued to Skillaz

        On June 9, 2020 Headhunter LLC (Russia), the subsidiary of the Group, entered into the loan agreement with Skillaz. According to the agreement, Skillaz borrows RUB 50 million from its

Notes to the Consolidated Financial Statements (Continued)

16. Equity-accounted investees (Continued)

shareholders for operating purposes, including RUB 19.2 million from the Group, during year 2020. The loan matures in June 2022. The loan is secured with participation interest in LLC "Skillaz".

	December 31, 2020	December 31, 2019
Long-term loans and borrowings:
Loan issued	11,541	—

Total	11,541	—

Current loans and borrowings:
Loan issued—current portion	8,178	—

Total	8,178	—

(i)    Impairment test

        The investment in associate was identified as a separate CGU. The recoverable amount of the CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU's recoverable amount represented management's assessment of future trends in the associate's business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the associate's business plan and based on the following key assumptions: revenue growth rates, EBITDA margin, discount rate, and terminal value growth rate. At December 31, 2020 the estimated recoverable amounts of the CGU exceeded its carrying amounts.

        Revenue growth rates and EBITDA margin were forecasted taking into account the estimated sales volume and price growth for the next seven years taking into account an uncertainty associated with the start-up business. Management expects that the revenue will grow at a CAGR of 40% from 2020 to 2027. The pre-tax discount rate applied to the cash flow projections is 22.3%, the annual growth rate for the forecasted cash flows after 2027 is 2.9%. Management estimated that a decrease in revenues by 10%, or a decrease in EBITDA by 15%, or an increase in the discount rate by 5 percentage points would not result in impairment of the investment in the associate.

17. Trade and other receivables

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Trade receivables	61,028	52,462
Taxes receivable	2,955	2,647
Receivables from shareholders	50	—
Other receivables	5,087	2,799

Total trade and other receivables	69,120	57,908

        The Group has recognised allowance for impairment losses of RUB 5,734 thousand and RUB 3,781 thousand as at December 31, 2020 and 2019, respectively, within line "Trade and other receivables" in the consolidated statement of financial position.

Notes to the Consolidated Financial Statements (Continued)

18. Cash and cash equivalents

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Petty cash	344	860
Bank balances	3,315,485	2,012,424
Call deposits	51,781	75,931

Total cash and cash equivalents	3,367,610	2,089,215

        Call deposits represent callable deposits with original maturities of three months or less. The Group's exposure to interest rate risk and credit risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 26.

19. Disposal of subsidiary

(a)   Disposal of HeadHunter LLC (Ukraine)

        On April 26, 2018 the Group sold its 51% share in its subsidiary HeadHunter LLC (Ukraine), through which the Group has conducted operations in its "Ukraine" operating segment, to the non-controlling shareholders for a consideration (to be received) of RUB 2,624 thousand and recognized a gain on disposal of subsidiary in the amount of RUB 6,131 thousand.

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

        The consideration is payable in instalments over the period from October 1, 2020 to March 31, 2023. The discounted amount of the non-current portion of the consideration to be received is presented within "Other non-current assets" in the consolidated financial statements.

Notes to the Consolidated Financial Statements (Continued)

19. Disposal of subsidiary (Continued)

Results from operations of subsidiary disposed

(in thousands of Russian Roubles)	For the year ended December 31, 2018
Revenue	16,484
Operating costs and expenses (exclusive of depreciation and amortization)	(23,770)
Depreciation and amortization	(101)

Operating (loss)/income	(7,387)
Net foreign exchange gain	231

(Loss)/profit before income tax	(7,156)
Income tax recovery/(expense)	670

Net (loss)/income for the year	(6,486)

Attributable to:
Owners of the Company	(3,308)
Non-controlling interest	(3,178)

20. Capital and reserves

(a)   Share capital

(Number of shares, unless stated otherwise)	December 31, 2020	December 31, 2019
Number of shares issued	50,317,860	50,000,000
Number of shares authorized	60,000,000	60,000,000
Par value	EUR 0.002	EUR 0.002

Share capital, RUB thousands	8,597	8,547

        The Company issued 1,000 ordinary shares on May 28, 2014 in exchange for contribution in cash of RUB 47 thousand that were allocated to Share capital and 99,000 ordinary shares on February 24, 2016 in exchange for contribution in cash of RUB 5,000,000 thousand, of which RUB 8,500 thousand were allocated to Share capital and RUB 4,991,500 thousand to Share premium.

        On March 1, 2018 the Registrar of Companies of Cyprus registered the subdivision of the existing Company's share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each.

        On October 24, 2019, the shareholders approved the increase of the authorized share capital of the Company from 50,000,000 shares to 60,000,000 shares.

        On May 8, 2020 the Company issued 317,860 new shares under the 2016 HeadHunter Unit Option Plan, bringing the total number of issued ordinary shares to 50,317,860. See Note 21(a)(i).

        All shares issued are fully paid, except 317,860 shares issued on May 8, 2020, which are not paid as of December 31, 2020, and relevant shareholder receivable of RUB 50 thousand is included in the

Notes to the Consolidated Financial Statements (Continued)

20. Capital and reserves (Continued)

Trade and other receivables in our consolidated statement of financial position as of December 31, 2020.

(b)   Ordinary shares

        The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

(c)   Share premium

        On January 29, 2018 the District Court of Nicosia (Cyprus) issued a court order ratifying the reduction of the share premium of the Company by RUB 3,422,874 thousand. On February 16, 2018 the Registrar of Companies of Cyprus registered the reduction of the Group's share premium by RUB 3,422,874 thousand based on the shareholders resolution and the court order.

        As at December 31, 2018 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 160,774 thousand attributable to the management incentive agreement (see note 21(a)).

        As at December 31, 2019 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 295,251 thousand attributable to the management incentive agreement (see note 21(a) and 30(b)).

        As at December 31, 2020 the share premium included a contribution of RUB 1,568,626 thousand and an amount of RUB 418,418 thousand attributable to the management incentive agreement (see Note 21(a) and Note 30(b)).

(d)   Distributions to shareholders and non-controlling interest

(i)    Distributions to shareholders

        On May 28, 2019 the Board of Directors approved dividend of $0.36 per share for the year ended December 31, 2018, which amounted to $18,000,000 or RUB 1,160,345 thousand. The dividends were paid to shareholders in July 2019.

        On March 11, 2020 the Board of Directors approved dividends of $0.50 per share for the year ended December 31, 2019, which amounted to $25,000,000 or RUB 1,800,520 thousand. On April 15, 2020 the Board of Directors took the decision to defer the payment of the dividends due to the uncertainty associated with the COVID-19 spread. In August 2020, the Board of Directors resolved to pay this previously announced interim dividend on or before September 10, 2020 as a result of improvement in our revenues and KPIs. Accordingly, the dividends were paid to shareholders in September 2020.

(ii)   Distributions to non-controlling interest

        The Group subsidiaries in Kazakhstan and Belarus have declared dividends to the Group and to the non-controlling interest.

        Dividends declared by these entities to non-controlling shareholders amounted to RUB 103,126 thousand for the year ended December 31, 2020, RUB 126,460 thousand for the year ended December 31, 2019 and RUB 79,850 thousand for the year ended December 31, 2018.

Notes to the Consolidated Financial Statements (Continued)

20. Capital and reserves (Continued)

        Dividends settled by these entities to non-controlling shareholders (including withholding tax) amounted to RUB 102,731 thousand for the year ended December 31, 2020, RUB 131,456 thousand for the year ended December 31, 2019 and RUB 77,629 thousand for the year ended December 31, 2018.

(e)   Foreign currency translation reserve

        The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

21. Management incentive agreement

(a)   Equity-settled awards

(i)    2016 HeadHunter Unit Option Plan

        In 2016, the shareholders of the Group established an incentive program that provides key management of the Group with rights to receive cash payments if a "liquidity event" occurs. "Liquidity event" includes either an Initial Public Offering (hereinafter—"IPO") or Sale (initial or subsequent) of the Company's shares by shareholders. The amount of payment is conditional on share price at the date of the liquidity event. In the initial plan the participants of the program were not entitled to receive shares of the Company. The Group has no liability to make cash payments to management, therefore the program was classified by the Group as equity-settled.

        The following awards were issued as at December 31, 2020:

Awards series	Number of units	Grant date	Exercise price (per unit)	Fair value at grant date
			RUB'000	RUB'000
Series 1	801	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	25,511
Series 3	15	September 1, 2017	900	15,415
Series 4	12	December 1, 2017	900	13,070
Series 5	8	March 1, 2018	900	8,478
Series 6	14	May 28, 2019	500	27,671
Series 7	20	May 28, 2019	1,250	22,191

        A unit is defined in the 2016 HeadHunter Unit Option Plan as 0.005% of net proceeds from a "liquidity event".

        The fair value of the awards of Series 1—Series 5, which were granted before the completion of the IPO, was estimated at the grant date using the Black Scholes Merton ("BSM") pricing model, taking into account the terms and conditions on which the awards were granted. The fair value of the awards was calculated based on the expected business enterprise value at the grant date.

Notes to the Consolidated Financial Statements (Continued)

21. Management incentive agreement (Continued)

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

        The fair value of the awards of Series 6—Series 7, which were granted after the completion of the IPO, was estimated at the grant date using the market price of the underlying shares, taking into account the terms and conditions on which the awards were granted.

        The movement of the awards of Series 1—7 were as follows:

	For the year ended December 31,
	2020	2019
Outstanding at beginning of the period (units)	890	886
Granted during the period (units)	—	34
Forfeited during the period (units)	—	(30)
Exercised during the period (units)	—	—
Expired during the period (units)	—	—

Outstanding at end of the period (units)	890	890

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

        The modification of the Plan was not beneficial to most participants of the program who received awards of Series 1. The modification of the Plan was beneficial to the participants who received awards of Series 2—Series 5. The incremental fair value of RUB 10,815 thousand was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period.

        In June 2019, the Group further amended the 2016 HeadHunter Unit Option Plan. As the result of this amendment, the participants of awards of Series 1—Series 7 became unconditionally entitled to additional lump sum payment. This amendment was beneficial to the participants. The fair value of the additional award of RUB 28 million was recognized in the year ended December 31, 2019.

        As a result of completion of the IPO on May 8, 2019, 25% of the awards of Series 1—Series 7 were vested and subsequently settled in cash by shareholders, and on the first anniversary of the IPO

Notes to the Consolidated Financial Statements (Continued)

21. Management incentive agreement (Continued)

on May 8, 2020, the 18.75% of the awards of Series 1—Series 7 were vested and subsequently exercised and settled by the Company in shares.

        Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan amounted to RUB 35,500 thousand for the year ended December 31, 2020, RUB 88,438 thousand for the year ended December 31, 2019 and RUB 68,776 thousand for the year ended December 31, 2018 and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income.

        The social taxes accrued amounted to RUB 115,974 thousand for the year ended December 31, 2020, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income (for the years ended December 31, 2019—RUB 40,548 thousand, for the year ended December 31, 2018—nil). The related liability of RUB 156,522 thousand is presented within 'Provisions' in the consolidated statement of financial position (as at December 31, 2019—RUB 40,548 thousand, as at December 31, 2018—nil). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

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

        The Board of Directors approved the grant of 300 units, 41 units and 33 units on May 28, 2019, March 5, 2020 and May 26, 2020, respectively, under the 2018 Unit Option Plan.

Awards series	Number of units	Date grant approved by the Board of Directors	Exercise price (per unit)	Fair value at grant date
			USD	RUB'000
Series 1	300	May 28, 2019	13.50	265,394
Series 2	41	March 5, 2020	21.23	30,787
Series 3	33	May 26, 2020	18.92	40,448

        The fair value of the awards is estimated at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions on which the awards were granted. The model simulates the market price of the underlying shares and compares it against the exercise price. The exercise price of the share options is equal to the IPO price.

Notes to the Consolidated Financial Statements (Continued)

21. Management incentive agreement (Continued)

        The weighted average assumptions used in the Monte-Carlo pricing model for the for the Series 1 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	1.53%	1.53%	1.53%	1.53%	1.53%
Risk-free interest rate	1.74%	1.77%	1.80%	1.86%	1.92%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	763	859	932	996	1,028
Total fair value, in thousands of Russian Roubles	44,205	49,815	54,036	57,738	59,600

        The weighted average assumptions used in the Monte-Carlo pricing model for the Series 2 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.94%	1.94%	1.94%	1.94%	1.94%
Risk-free interest rate	0.29%	0.33%	0.37%	0.46%	0.55%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	498	668	802	924	994
Total fair value, in thousands of Russian Roubles	3,946	5,292	6,355	7,319	7,875

        The weighted average assumptions used in the Monte-Carlo pricing model for the Series 3 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.85%	1.85%	1.85%	1.85%	1.85%
Risk-free interest rate	0,22%	0,27%	0,32%	0,42%	0,51%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit), in thousands of Russian Roubles	1,008	1,172	1,298	1,404	1,460
Total fair value, in thousands of Russian Roubles	6,428	7,476	8,278	8,954	9,312

        Expected volatility is calculated based on actual experience of similar entities that have traded equity instruments. The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date. The forfeiture rate is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Notes to the Consolidated Financial Statements (Continued)

21. Management incentive agreement (Continued)

        The movement of the awards of Series 1—3 were as follows:

	For the year ended December 31,
(number of units)	2020	2019
Outstanding at beginning of the period	300	—
Granted during the period	74	300
Forfeited during the period	(3)	—

Outstanding at end of the period	371	300

        Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan amounted to RUB 65,953 thousand for the year ended December 31, 2020 and RUB 33,196 thousand for the year ended December 31, 2019, and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income.

        The social taxes accrued amounted to RUB 8,262 thousand for the year ended December 31, 2020 and RUB 1,746 thousand for the year ended December 31, 2019, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income. The related liability of RUB 10,007 thousand is presented within 'Provisions' in the consolidated statement of financial position (as at December 31, 2019—RUB 1,746 thousand). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

(b)   Cash-settled awards

        In August 2017 the Group established a cash-settled management incentive program that provides the right to receive cash payments if an IPO or strategic sale (hereinafter—"the event") occurs. The amount of payment is conditional on share price at the date of the event. The Group has liability to make cash payments, therefore the program is classified by the Group as cash-settled in the consolidated financial statements.

        The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2).

        The fair value of the awards were estimated, at the grant date and at the end of each reporting period until the completion of the IPO, using the Black Scholes Merton ("BSM") pricing model, taking into account the terms and conditions on which the award was granted.

        The Award 1 has been vested on May 8, 2019 as a result of completion of the IPO and was settled in May 2019 in the amount of RUB 19,568 thousand.

        The Award 2 has been vested on May 8, 2020 after 12 months from the date of the IPO and was settled in May 2020 in the amount of RUB 31,381 thousand. As of December 31, 2019 the fair value of the Award 2 is estimated using the average price of the Group's ordinary shares on the NASDAQ Global Select Market for the period from May 8, 2019 through December 31, 2019 and amounted to RUB 27,269 thousand (as of December 31, 2018—RUB 15,589 thousand).

Notes to the Consolidated Financial Statements (Continued)

21. Management incentive agreement (Continued)

        In July 2020 the Group established a new cash-settled management incentive program that provides the right to receive cash payments in the event of successful secondary public offering. The Group has a liability to make cash payments, and, therefore the program is classified by the Group as cash-settled in these consolidated financial statements.

        The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2). The amount of payment is conditional on share price at the vesting date.

        The Award 1 vested on July 20, 2020 as a result of completion of the SPO and was settled in September 2020 in the amount of RUB 14,029 thousand.

        As at December 31, 2020 the fair value of the Award 2 amounted to RUB 22,143 thousand.

        Total employee expenses (excluding social taxes) arising from the cash-settled management incentive program amounted to RUB 31,887 thousand for the year ended December 31, 2020, RUB 29,462 thousand for the year ended December 31, 2019 and RUB 9,872 thousand for the year ended December 31, 2018, and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income. The related liability of RUB 10,337 thousand (as at December 31, 2019—RUB 23,861 thousand, as at December 31, 2018—RUB 13,967 thousand) is presented within 'Current trade and other payables—Payables to employees' (note 23).

        The social taxes accrued amounted to RUB 5,071 thousand for the year ended December 31, 2020, which are payable due to change in the parent company tax residency status (see note 1(a)), and are included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in the consolidated statement of income and comprehensive income (for the year ended December 31, 2019—RUB 3,603 thousand and for the year ended December 31, 2018—nil). The related liability of RUB 1,561 thousand (as at December 31, 2019—RUB 3,603 thousand, as at December 31, 2018—nil) is presented within 'Provisions' in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price.

22. Loans and borrowings

        Loans and borrowings of the Group are presented in the table below.

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Long-term loans and borrowings:
Bank loan	3,831,270	4,064,501
Non-convertible bonds	3,960,056

Total	7,791,326	4,064,501

Current loans and borrowings:
Bank loan—current portion	471,027	1,064,554
Non-convertible bonds—interest	12,584	—
Other loan—principal	1,478	—
Other loan—interest	11	—

Total	485,100	1,064,554

Notes to the Consolidated Financial Statements (Continued)

22. Loans and borrowings (Continued)

(a)   Bank loan

        The bank loan amounting to RUB 5 billion was obtained by the Group in May 2016 from a major state-owned bank PJSC 'VTB Bank' to finance the acquisition of 100% ownership interest in HeadHunter from Mail.Ru Group Limited (LSE: MAIL). On October 5, 2017 the Group entered into a supplemental agreement which increased the amount of the bank loan facility from RUB 5 billion to RUB 7 billion and distributed RUB 2 billion to shareholders.

        In August 2020 the Group has signed an amended loan agreement with the PJSC 'VTB Bank', which extended the loan maturity from October 2022 to June 2025 and relaxed performance covenants related to revenue and cash receipts until the middle of 2021. The agreement also provides for an additional facility in the amount of RUB 1 billion to be received on request until May 2021. The Group has not used the additional facility as at December 31, 2020.

        Change in the loan terms was assessed as modification not resulting in derecognition of the loan, related gain of RUB 5,617 thousand is included in 'Finance income' in the consolidated statement of income and comprehensive income.

        The major terms of the loan are as follows:

  •
  Interest rate: Central Bank of Russia Key Rate + 2%;

  •
  Ultimate maturity: June 2025;

  •
  Principal financial covenants: the ratio of net debt to EBITDA (as defined in the loan agreement), the ratio of EBITDA to interest expense, the minimum amount of revenue, and the minimum amount of cash sales.

        As at December 31, 2020 the Group was compliant with all financial and other covenants per the loan agreement.

        The loan is collateralized with shares of Headhunter LLC (Russia) and Headhunter FSU Limited, the above-mentioned entities being key holding and operating entities of the Group.

        The loan agreement includes various legal restrictions including change of control provisions, issuance of capital, restructuring, restrictions/consent on limits of shareholder distributions, and sale and purchase of assets.

        The carrying amounts of the bank loan approximated its fair value at each reporting date.

(b)   Non-convertible bonds

        In connection with the acquisition of 100% interest of Zarplata in December 2020, the Group issued interest-bearing non-convertible bonds on Moscow Exchange (MOEX) with nominal value of RUB 4 billion.

        The Group incurred transaction costs amounted to RUB 40 million representing bank commissions and other 3rd parties services in connection with the issue.

        The major terms of the bonds are as follows:

  •
  Interest rate: 6.45%

  •
  Coupon period: 91 days

Notes to the Consolidated Financial Statements (Continued)

22. Loans and borrowings (Continued)

  •
  Call option: callable at end of each coupon period

  •
  Ultimate maturity: December 2023

        The carrying amounts of the bonds approximated their fair value at the reporting date.

(c)   Other loan

        On March 13, 2019, the Group has fully repaid the loan of RUB 270 million which was obtained by the Group in December 2018 from an associate of a non-controlling shareholder with significant influence on the Group as of December 31, 2019.

(d)   Reconciliation of movements of liabilities to cash flows arising from financing activities

        The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash

Notes to the Consolidated Financial Statements (Continued)

22. Loans and borrowings (Continued)

flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

(in thousands of Russian Roubles)	Bank and other loans and borrowings (notes 22(a), 22(b), 22(c))	Lease liabilities (note 24)	Dividends payables to shareholders (note 20(d))	Payables to/ Receivables from non-controlling interests (note 20(d))	Total
Balance at January 1, 2020	5,129,055	290,618	—	—	5,419,673
Changes from financing cash flows
Bank and other loans received	4,616,478	—	—	—	4,616,478
Non-convertible bonds issued	4,000,000	—	—	—	4,000,000
Bank loan repaid	(5,397,895)	—	—	—	(5,397,895)
Dividends paid	—	—	(1,885,441)	(102,731)	(1,988,172)
Bank loan origination fees	(56,668)	—	—	—	(56,668)
Repayment of lease liabilities	—	(59,737)	—	—	(59,737)
Contribution from non-controlling interest received	—	—	—	44	44

Total changes from financing cash flows	3,161,915	(59,737)	(1,885,441)	(102,687)	1,114,050

Other changes not relating to financing cashflows
Interest accrued	364,313	26,334	—	—	390,647
Interest paid	(339,845)	(26,334)	—	—	(366,179)
New leases, including modifications	—	10,754	—	—	10,754
Distributions to shareholders and non-controlling interest	—	—	1,800,520	103,126	1,903,646
Transaction costs related to bond issue	(39,012)	—	—	—	(39,012)
Contribution from non-controlling interest	—	—	—	(44)	(44)
Foreign exchange gain	—	—	84,921	—	84,921
Foreign currency translation differences	—	362	—	(395)	(33)

Total other changes	(14,544)	11,116	1,885,441	102,687	1,984,700

Balance at December 31, 2020	8,276,426	241,997	—	—	8,518,423

Notes to the Consolidated Financial Statements (Continued)

22. Loans and borrowings (Continued)

(in thousands of Russian Roubles)	Bank and other loans and borrowings (notes 22(a), 22(b), 22(c))	Lease liabilities (note 24)*	Dividends payables to shareholders (note 20(d))	Dividends Payables to/ Receivables from non-controlling interests (note 20(d))	Total
Balance at January 1, 2019	6,437,616	343,455	—	5,916	6,786,987
Changes from financing cash flows
Bank loan repaid	(1,055,000)	—	—	—	(1,055,000)
Other loan repaid	(270,000)	—	—	—	(270,000)
Acquisition of non-controlling interest	—	—	—	(2,107)	(2,107)
Dividends paid	—	—	(1,133,501)	(131,456)	(1,264,957)
Repayment of lease liabilities	—	(61,376)	—	—	(61,376)

Total changes from financing cash flows	(1,325,000)	(61,376)	(1,133,501)	(133,563)	(2,653,440)

Other changes
Interest accrued	565,918	32,941	—	—	598,859
Interest paid	(549,479)	(32,941)	—	—	(582,420)
New leases, including modifications	—	9,147	—	—	9,147
Distributions to shareholders and non-controlling interest	—	—	1,160,345	126,460	1,286,805
Foreign exchange gain	—	—	(26,844)	—	(26,844)
Foreign currency translation differences	—	(608)	—	1,187	579

Total other changes	16,439	8,539	1,133,501	127,647	1,286,126

Balance at December 31, 2019	5,129,055	290,618	—	—	5,419,673

*
The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated. See Note 4.

(in thousands of Russian Roubles)	Bank and other loans and borrowings (notes 22(a), 22(b))	Dividends payables to non-controlling interests (note 20(d))	Total
Balance at January 1, 2018	6,837,293	3,225	6,840,518
Changes from financing cash flows
Other loan received	270,000	—	270,000
Bank loan repaid	(690,000)	—	(690,000)
Dividends paid	—	(77,629)	(77,629)

Total changes from financing cash flows	(420,000)	(77,629)	(497,629)

Other changes
Interest accrued	644,326	—	644,326
Interest paid	(624,003)	—	(624,003)
Foreign currency translation differences	—	470	470
Distributions to shareholders and non-controlling interest	—	79,850	79,850

Total liability related other changes	20,323	80,320	100,643

Balance at December 31, 2018	6,437,616	5,916	6,443,532

Notes to the Consolidated Financial Statements (Continued)

23. Trade and other payables

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Non-current trade and other payables
Deferred consideration (note 8)	170,620	—
Payables to employees	7,987	4,239

Total	178,607	4,239

Current trade and other payables
Taxes payable	497,204	424,322
Trade payables	243,426	111,901
Payables to employees	265,176	214,548
Deferred consideration (note 8)	234,086	—
Other payables	33,197	29,448

Total	1,273,089	780,219

        The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in note 26.

24. Leases

        The Group leases several office premises. See accounting policy in Notes 4 and 5.

(i)    Right-of-use assets

(in thousands of Russian Roubles)	2020	2019
Balance at January 1	279,249	345,051
Additions to right-of-use assets	—	6,391
Modification of right-of-use assets	10,754	2,756
Depreciation charge for the year	(75,182)	(74,365)
Translation difference	299	(584)

Balance at December 31	215,120	279,249

Notes to the Consolidated Financial Statements (Continued)

24. Leases (Continued)

(ii)   Lease liabilities

(in thousands of Russian Roubles)	2020	2019
Balance at January 1	290,618	343,455
New leases	—	6,391
Modification of leases	10,754	2,756
Interest on lease liabilities	26,334	32,941
Payment of interest on lease liabilities	(26,334)	(32,941)
Payment of lease liabilities	(59,737)	(61,376)
Translation difference	362	(608)

Balance at December 31	241,997	290,618

including:
Current portion	77,752	59,816
Non-current portion	164,245	230,802

(iii) Amounts recognized in the consolidated statement of income and comprehensive income

(in thousands of Russian Roubles)	2020	2019	2018
Leases under IFRS 16
Interest on lease liabilities	26,334	32,941	—
Depreciation charge on right-of-use assets	75,182	74,365	—
Expenses relating to short-term leases	16,995	16,394	—

Total	118,511	123,700	—

Operating leases under IAS 17
Lease expense	—	—	84,638

(iv)  Amounts recognized in the consolidated statement of cash flows

(in thousands of Russian Roubles)	2020	2019
Total cash outflow for leases	103,065	110,710

25. Other liabilities

        In connection with IPO, the Group has signed the Deposit Agreement for the five years from May 8, 2019 till May 8, 2024, in accordance with which the Group has received the advance in the amount of RUB 169,780 thousand from the depositary as a consideration for the serving as a sole depositary of the Group's ADSs during the contract period. In connection with the subsequent public offering in July 2020, the Group has received further contribution from the depositary in the amount of RUB 58,918 thousand for the five years from July 20, 2020 till July 20, 2025.

        The income is recognized on a straight-line basis over the period of the contract (taking into account the significant financing component) and amounted to RUB 41,617 thousand for the year ended December 31, 2020 and RUB 22,095 thousand for the year ended December 31, 2019. The

Notes to the Consolidated Financial Statements (Continued)

25. Other liabilities (Continued)

income is presented in "Other income" in the consolidated statement of income and comprehensive income.

        The advance is presented in "Other non-current liabilities" and "Other current liabilities" in the consolidated statement of financial position, and a change in the other liabilities relating to the Deposit Agreement of RUB 17,300 thousand (for the year ended December 31, 2019—RUB 147,685 thousand) is included in "Change in other liabilities" in the consolidated statement of cash flows.

(in thousands of Russian Roubles)	December 31, 2020	December 31, 2019
Non-current other liabilities
Advance from depositary	142,531	126,828

Total	142,531	126,828

Current other liabilities
Advance from depositary—current portion	38,759	23,880

Total	38,759	23,880

26. Financial instruments and risk management

        The Group's principal financial instruments are cash and cash equivalents. Other financial assets and liabilities include borrowings, trade and other receivables and trade and other payables. Substantially all of the financial assets are neither past due nor impaired.

(a)   Capital management policy

        The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares.

        According to the bank loan agreement (see note 22(a)), the Group is required to maintain positive net assets in its subsidiaries on unconsolidated level.

(b)   Credit risk

        Credit risk is the risk that a counterparty of the Group fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at December 31,
(in thousands of Russian Roubles)	2020	2019
Trade receivables	61,028	52,462
Cash and cash equivalents	3,367,610	2,089,215
Loans issued	19,719	—

Total	3,448,357	2,141,677

Notes to the Consolidated Financial Statements (Continued)

26. Financial instruments and risk management (Continued)

        Trade receivables represent amounts owed by customers to the Group for the services provided. The Group's customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

        Cash and cash equivalents of the Group are primarily kept with Russian banks JSC 'ALFA-BANK' (credit ratings: Moody's—Ba1, S&P—BB+) and PJSC 'VTB Bank' (credit ratings: Moody's—Baa3 S&P—A3). The Group limits its exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.

(c)   Currency risk

        The Group's exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group's subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group's companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). The net assets denominated in foreign currency mainly relate to USD-denominated cash balances.

        The Group's exposure to foreign currency risk was as follows:

	December 31, 2020
(in thousands of Russian Roubles)	USD-denominated	EUR-denominated	RUB-denominated
Cash and cash equivalents	173,016	930	14,391
Trade and other payables	(32,371)	(8,063)	—
Trade and other receivables	6,481	794	—

Net exposure	147,126	(6,339)	14,391

	December 31, 2019
(in thousands of Russian Roubles)	USD-denominated	EUR-denominated	BYN-denominated	RUB-denominated
Cash and cash equivalents	627,824	10	4	9,772
Trade and other payables	(6,781)	(3,154)	(253)	(102)

Net exposure	621,043	(3,144)	(249)	9,670

Sensitivity analysis

        The Group estimates that an appreciation of USD relative to the RUB by 10% would result in RUB 14,713 thousand gain before tax and increase of equity as at December 31, 2020 (as of December 31, 2019—gain of RUB 62,104 thousand).

        The Group estimates that an appreciation or depreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2020 and December 31, 2019.

        The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by the underlying operations of the Group. In respect of monetary assets and liabilities denominated in foreign currencies, the Group's policy is to ensure that its net exposure is kept to an acceptable level.

Notes to the Consolidated Financial Statements (Continued)

26. Financial instruments and risk management (Continued)

(d)   Interest rate risk

        Changes in interest rates impact primarily loans and borrowings by changing their future cash flows or fair value (see note 22(a)). Management does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

        The Group is exposed to interest risk primarily on its loan from PJSC "VTB Bank", which bears interest rate equal to Central Bank of Russia Key Rate + 2% as described in Note 22(a). A reasonably possible increase of Central Bank of Russia Key Rate by 2 percentage points in 2020 would have decreased net income and equity by RUB 89,875 thousand for the year ended December 31, 2020 (RUB 115,834 thousand for the year ended December 31, 2019).

(e)   Liquidity risk

        Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Liabilities of the Group exposed to liquidity risk are mainly consisting of bank loans payable, lease payables and trade and other payables repayable in the period less than one year (see notes 22, 23 and 24).

        The Group manages liquidity risk by constantly reviewing forecasted cash flows to ensure that the Group has sufficient liquidity to maintain necessary capital expenditures and service the Group's debt without incurring temporary cash shortfalls.

        As at December 31, 2020 the Group's current liabilities exceeded current assets by RUB 1,829,987 thousand. The Group's current liabilities were mainly represented by contract liabilities of RUB 2,785,402 thousand. Due to the nature of the Group's business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. The Group expects that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to the Group's business model.

        The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

Notes to the Consolidated Financial Statements (Continued)

26. Financial instruments and risk management (Continued)

At December 31, 2020

		Contractual cash flows
(in thousands of Russian Roubles)	Carrying amount	Total	Less than 1 year	1 - 2 yrs	2 - 5 yrs
Non-derivative financial liabilities
Bank loan	4,302,297	5,315,182	752,223	717,226	3,845,733
Non-convertible bonds	3,972,640	4,771,840	257,280	257,280	4,257,280
Other loan	1,488	1,540	1,540	—	—
Lease liabilities	241,997	274,447	94,775	93,050	86,622
Trade and other payables	954,492	962,358	775,885	67,762	118,711

Total	9,472,914	11,325,367	1,881,703	1,135,318	8,308,346

At December 31, 2019

		Contractual cash flows
(in thousands of Russian Roubles)	Carrying amount	Total	Less than 1 year	1 - 2 yrs	2 - 5 yrs
Non-derivative financial liabilities
Bank loan	5,129,055	5,800,010	1,472,827	3,136,545	1,190,638
Lease liabilities	290,618	345,663	83,654	89,377	172,632
Trade and other payables	360,136	360,136	355,897	—	4,239

Total:	5,779,809	6,505,809	1,912,378	3,225,922	1,367,509

        It is not expected that the cash outflows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

27. Significant subsidiaries

	Country of incorporation	December 31, 2020	December 31, 2019	December 31, 2018
Headhunter LLC	Russia	100%	100%	100%
Zarplata.ru LLC (see note 8)	Russia	100%	—	—
Zemenik LLC	Russia	100%	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%	66%
100 Rabot TUT LLC(1)	Belarus	50%	50%	50%
Vsya rabota LLC(1)	Belarus	50%	—	—

(1)
The Group includes the operations of 100 Rabot TUT LLC and Vsya rabota in its consolidated financial statements because it has the power to direct the operations of the subsidiary at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company.

        On July 9, 2020 a new subsidiary "Vsya rabota LLC" in Belarus was established in which the Group owns 50% of the participants rights. The new entity was established for the purposes of

Notes to the Consolidated Financial Statements (Continued)

27. Significant subsidiaries (Continued)

restructuring the existing business. Shareholders of the new subsidiary and top-management team are the same as those of "100 rabot TUT LLC".

28. Commitments

        The Group is committed to incur capital expenditure related to renovation of its office premises of RUB 3,013 thousand (as of December 31, 2019—RUB 9,648 thousand) and to purchase software in the amount of RUB 5,357 thousand (as at December 31,2019—nil). These commitments are expected to be settled in 2021.

29. Contingencies

(a)   Insurance

        The insurance industry in the Russian Federation is in a developing state and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its business interruption or third party liability in respect of damage relating to Group operations, however, it has coverage against claims related to misconduct of its directors and officers. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

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

        In addition, changes aimed at regulating tax consequences of transactions with foreign companies have been introduced, such as concept of beneficial ownership of income, taxation of controlled foreign companies, tax residency rules, etc. These changes may potentially impact the Group's tax position and create additional tax risks. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances.

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

Notes to the Consolidated Financial Statements (Continued)

29. Contingencies (Continued)

        Also, in accordance with latest court practice and recent changes to the Russian tax legislation on unjustified tax benefits there is a risk that tax authorities may successfully challenge the legal form of certain transactions of the Group and apply tax treatment based on the perceived economic substance.

        Management estimated tax contingencies of approximately RUB 780 million as at December 31, 2020 connected with development of the above mentioned practices and interpretations (as at December 31, 2019—RUB 871 million).

30. Related parties

        Before completion of the initial public offering ("IPO") on May 8, 2019, the Group was controlled by immediate parent HIGHWORLD INVESTMENTS LTD and ultimate parent ELBRUS CAPITAL FUND II, L.P.

        As of December 31, 2019, as a result of completion of the IPO, HIGHWORLD INVESTMENTS LTD owned 37.499994% of the shares and ELQ Investors VIII Limited owned 24.999996%, and both had significant influence on the Group.

        As of December 31, 2020, as a result of completion of the SPO on July 20, 2020 as well as issuance of new shares under 2016 HeadHunter Unit Option Plan on May 9, 2020 (see Note 20(a)), HIGHWORLD INVESTMENTS LTD owns 37.263105% of the shares and ELQ Investors VIII Limited owns 13.891253%, and both have significant influence on the Group.

(a)   Transactions with Key management

        Key management comprises the Chief Executive Officer, Chief Marketing Officer, Chief Financial Officer, Chief Strategy Officer, Chief Business Development Officer, Chief Product Officer and Chief Commercial Officer, who make all key decisions regarding running the business.

        Key management received the following remuneration during reporting periods, which is included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in profit or loss:

	For the years ended December 31,
(in thousands of Russian Roubles)	2020	2019	2018
Salary and bonus	102,164	116,784	129,194
Management incentive agreement, including related social taxes	224,527	167,004	53,290
Pension contributions	11,469	12,825	13,432
Other social contributions	5,599	6,404	6,824

Total remuneration	343,759	303,017	202,740

(b)   Transactions with Board of Directors

        Starting May 8, 2019, the Board of Directors comprises of nine members, including the three independent directors, who oversee the operations of the Group and supervise the policies of key management and the affairs of the Group.

Notes to the Consolidated Financial Statements (Continued)

30. Related parties (Continued)

        The Board of Directors received the following remuneration during reporting periods, which is included in 'Operating costs and expenses (exclusive of depreciation and amortization)' in profit or loss:

	For the years ended December 31
(in thousands of Russian Roubles)	2020	2019	2018
Cash compensation	30,099	17,281	—
Equity awards, including social taxes	23,597	15,025	—
Pension contributions	6,238	2,930	—
Other social contributions	400	195	—

Total remuneration	60,334	35,431	—

(c)   Transactions with other related parties

        The Group's other related party transactions mostly relate to the provision of services to subsidiaries of our shareholders.

        The Group's transactions with other related parties are disclosed below.

	Loans granted to related parties		Loans received from related parties		Services provided to and received from related parties
(in thousands of Russian Roubles)	Amounts owed by related parties	Interest income	Amounts owed to related parties	Interest expense	Services provided to related parties	Amounts owed by related parties	Services received from related parties		Amounts owed to related parties
For the year ended and as of December 31, 2020
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	4,621	—	720		688
Minority shareholders	—		1,478	11		—	—		—
Equity-accounted investee	19,719	947	—	—	2,281	1,140	26		—

	19,719	947	1,478	11	6,902	1,140	746		688

For the year ended and as of December 31, 2019
Shareholders of the Group	—	—	—	—	—	—	9,309	*	—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	7,448	—	—		270

	—	—	—	—	7,448		9,309		270

For the year ended and as of December 31, 2018
Shareholders of the Group	—	—	—	—	—	1,129	—		—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	2,593	—	—		1,478

	—	—	—	—	2,593	1,129	—		1,478

*
Represents reimbursement of road show expenses incurred by Goldman Sachs & Co. LLC in the course of the Group's IPO.

Notes to the Consolidated Financial Statements (Continued)

30. Related parties (Continued)

        All related party transactions were made in accordance with contractual terms and conditions agreed between the parties.

31. Subsequent events

        No significant events took place after the reporting date.

32. New standards and interpretations not yet adopted

        A number of new and amended standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements. These new and amended standards are not expected to have a significant impact on the Group's consolidated financial statements.

  •
  Interest Rate Benchmarking Reform (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16).

  •
  COVID-19 Related Rent Concessions (Amendment to IFRS 16).

  •
  Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37).

  •
  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

  •
  Reference to the Conceptual Framework (Amendments to IFRS 3).

  •
  Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

  •
  IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.