Form 20-F
period 2021-12-31
HeadHunter Group PLC
filed 2022-04-27
CIK 1721181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-38882

HeadHunter Group PLC

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cyprus

(Jurisdiction of incorporation or organization)

9/10 Godovikova St.

Moscow, 129085

Russia

(Address of principal executive offices)

Mikhail Zhukov

Chief Executive Officer

Telephone: +7 495 974 6427

HeadHunter Group PLC

9/10 Godovikova St.

Moscow, 129085

Russia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.002 per share*	HHR	The Nasdaq Global Select Market

* Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of the issuer’s American Depositary Shares, each representing one ordinary share.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 50,635,720 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☒	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ◻

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

All references in this Annual Report to “rubles,” “RUB” or “₽” “refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

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

On December 25, 2020, we completed an acquisition of 100% of the issued charter capital of LLC “Zarplata.ru” (“Zarplata.ru”) from Hearst Shkulev Digital Regional Network B.V. See also Item 5. “Operating and Financial Review and Prospects—Segments” for more information about the impact on our financial presentation for future periods.

On May 26, 2021, we exercised an option to acquire 40.01% of the issued charter capital of LLC “Skilaz” (“Skillaz”) from its financial investors, and on June 28, 2021, we acquired an additional 9.97% in Skillaz from its founder, increasing our total ownership in Skillaz to 74.99%.

Use of Non-IFRS Financial Measures

Certain parts of this Annual Report contain non-IFRS financial measures, including, among others, EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization). We define:

●	EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest costs; and (3) depreciation and amortization.
●	Adjusted EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) initial public offering (“IPO”) related costs; (6) secondary public offering (“SPO”) related costs; (7) transaction costs related to business combinations; (8) insurance expenses related to IPO; (9) one-off litigation settlement and related costs; (10) income from the depositary; (11) net foreign exchange (gain)/loss; (12) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (13) (gain)/loss on financial assets measured at fair value through profit and loss; (14) share of (profit)/loss of equity-accounted investees; (15) other financing and transactional costs; and (16) movement in tax provisions and related indemnities recognized upon business combinations.

●	Adjusted Net Income as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) initial public offering (“IPO”) related costs; (3) SPO-related costs; (4) transaction costs related to business combinations; (5) insurance expenses related to IPO; (6) one-off litigation settlement and related costs; (7) income from the depositary; (8) net foreign exchange (gain)/loss; (9) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (10) (gain)/loss on financial assets measured at fair value through profit and loss; (11) share of (profit)/loss of equity-accounted investees; (12) other financing and transactional costs; (13) movement in tax provisions and related indemnities recognized upon business combinations; (14) amortization of intangible assets recognized upon the acquisition of our predecessor; and (15) tax effect on adjustments.
●	EBITDA Margin as EBITDA divided by revenue.
●	Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
●	Adjusted Net Income Margin as Adjusted Net Income divided by revenue.
●	Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as Operating Costs and Expenses (Exclusive of Depreciation and Amortization) plus:

(1)transaction costs related to business combinations; (2) expenses related to equity-settled awards, including related social taxes; (3) IPO-related costs; (4) insurance expenses related to the IPO; (5) one-off litigation settlement and related legal costs; (6) secondary public offering (“SPO”) related costs; and (7) other financing and transactional costs

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin or Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,
●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth in the usage of our mobile platform and our ability to successfully monetize this usage;
●	the growth of our brand awareness and overall business; and
●	our ability to improve our user experience, product offerings and technology platform and product offerings to attract and retain job seekers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information, D. Risk Factors” and the following:

●	a regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers;
●	the ongoing military actions between Russia and Ukraine could lead to weakening of the Russian economy, negatively affect our customers and results of operations;
●	significant competition in our markets;
●	our ability to maintain and enhance our brand;
●	our ability to improve our user experience, product offerings and technology platform to attract and retain job seekers;
●	our ability to respond effectively to industry developments;

●	our dependence on job seeker traffic to our websites;
●	our reliance on Russian internet infrastructure;
●	global political and economic stability;
●	concerns about computer viruses, undetected software errors and hacking;
●	privacy and data protection concerns;
●	our ability to maintain an effective system of internal control over financial reporting;
●	our ability to effectively manage our potential growth;
●	our ability to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs; and
●	our ability to attract, train and retain key personnel and other qualified employees.

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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks relating to Ukrainian Crisis

The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.

Deteriorating conditions in Russian economy

On February 24, 2022, Russian military forces commenced a what Russia describes as a “special military operation”, resulting in the invasion of Ukraine and the length, prolonged impact and outcome of this ongoing military conflict remains highly unpredictable. In response to the military conflict in Ukraine, the United States, the United Kingdom, and the European Union, along with several other countries, have imposed far-reaching sanctions and restrictions on the export of a wide range of goods and technology to or for use in Russia. The imposed sanctions have targeted large swathes of the Russian economy and include blocking sanctions that prohibit dealings with some of the largest state-owned and private Russian financial institutions (and the removal of several Russian financial institutions from SWIFT), powerful Russian businessmen, some of whom own or control large industrial companies that have significant financial and trade ties to the United States, the United Kingdom and / or the European Union, along with a large number of other Russian and Belarusian entities and individuals, including Russian and Belarusian politicians such as the Russian President. Other sanctions measures that have been imposed have aimed to block Russia’s foreign currency reserves, prohibited investments in Russia, expanded the pre-existing restrictions on Russian companies from accessing U.S., U.K. or EU capital debt markets, and have prohibited the import of Russian goods in certain sectors. For further details on sanctions, see also “—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine.”

As part of the measures introduced in response to the Ukrainian conflict, the United States and Canada announced a ban on importing Russian oil, liquefied natural gas and coal to the United States. While these countries account for a small portion of Russia’s oil and gas sales, since Russia produces and exports large quantities of crude oil and natural gas, a broader embargo may lead to production cuts and further worsening of the Russian economy. Further, the U.K. and EU authorities have announced plans to phase out their reliance on Russian fossil fuels. In addition, export control measures have been introduced against Russia by various countries, which restrict the export of goods and technologies related to the manufacturing of electronic components and materials, with certain limited exceptions. In response to the sanctions and export measures introduced by the United States, the United Kingdom, the European Union and other countries, representatives of the Russian government have publicly stated that Russia intends to strengthen trade ties with other countries that have not imposed sanctions on Russia, and to develop alternative export markets and trading partnerships. Should Russia fail to develop its trade relations with other countries, or should such developments fail to open alternative export markets, this may have negative effect on the Russian economy.

Due to public pressure and in protest of the Russian government’s actions, many U.S., European and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. These corporate boycotts have resulted in supply-chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels.

The conditions and outlook for the Russian economy deteriorated significantly since the beginning of the military conflict in Ukraine. In particular, the ruble to U.S. dollar exchange rate of the Central Bank of Russia (CBR) reached ₽120.37 per U.S.$1.00 as of March 11, 2022, as compared to ₽74,29 per U.S.$1.00 as of December 31, 2021. The CBR rate on April 14, 2022 was ₽79.85 per U.S.$1.00. Annual inflation in Russia accelerated to 9.16% in February 2022, compared to 5.67% in February 2021 and to 16.7% in March 2022, compared to 5.78% in March 2021. The geopolitical events have entailed significant volatility on the Russian financial markets, with the MOEX stock index declining by over 45.4% on February 24, 2022. On February 28, 2022, MOEX trading in all equity securities was suspended (including our ADSs), with limited exceptions and was fully resumed on March 28, 2022. Overall MOEX trading was shut for four straight weeks, the longest in the country’s modern history. The stocks of Russian companies listed on the foreign stock exchanges faced an unprecedented decline in value with a number of stocks decreasing by almost 99% in value. The credit rating of the Russian Federation has been downgraded by each of Fitch Ratings CIS Limited (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Credit Market Services Europe Limited (“Standard & Poor’s”), as a result of the negative impact on the Russian economy from the new international sanctions imposed on Russia and the economic isolation by parts of the international business community, as well as countermeasures introduced by the Russian government. On March 3, 2022, Moody’s lowered its Russia’s long-term issuer rating to “B3” from “Baa3” and then further downgraded it to “Ca”. On March 2, 2022, Fitch downgraded its Russia’s long-term foreign currency rating from “BBB” to “B” and then further downgraded its rating to “C”. Standard & Poor’s gradually downgraded its Russian credit rating to “CC”. On March 11, 2022, the CBR published its first assessment of the outlook for the Russian economy and inflation growth based on its interview of economists and analysts. According to surveyed experts, by the end of 2022, Russian GDP may decline by 8%, and inflation may reach 20%.

In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later decreased to 17.0% on April 8, 2022. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. These factors may negatively affect the Russian banking sector as a whole and contribute to the worsening of economic conditions in the corporate sector, as well as lower household spending across various retail sectors of the economy.

The ability of Russian companies and banks to obtain funding from the international capital and loan markets has also been hampered as a result of sanctions and significant decreased demand from the international investor base. As Russia’s access to international debt markets become severely restricted and almost half of the Russia’s foreign currency reserves were blocked due to sanctions introduced by western countries, the Russian government would have to rely to a significant extent on its national welfare fund, export revenue and internal revenue sources to fund its anti-crisis measures, including potential recapitalization of Russian banks, support to the industrial sector, import substitution measures, support for small businesses, and budget spending optimization. Although Russia’s current foreign currency and gold reserves may be sufficient to sustain the domestic currency market in the short term, there can be no assurance that the currency market will not further deteriorate in the medium or long term.

To stabilize and support the volatile Russian financial and currency markets and preserve foreign currency reserves, Russia’s authorities have imposed significant capital and currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed restrictions on repayments to foreign creditors in foreign currency, banned exports of various products and other economic and financial restrictions. For instance, Russian residents are prohibited from granting, in the absence of a permit of the special government commission, any loans to non-residents located in countries that introduced sanctions against Russia (“unfriendly foreign persons”), and foreign currency denominated loans to all non-residents. In addition, Russian authorities introduced restrictions on foreign persons in their dealings with securities and transfer of funds from accounts opened in Russia. Furthermore, a special procedure has been established for the fulfillment by Russian residents of their obligations in excess of 10 million rubles (or equivalent of this amount in foreign currency) per month on payment of dividends to unfriendly foreign persons. Payment of dividends in foreign currency may be conducted by a Russian company subject to a permit of the Central Bank of Russia (for credit organizations) or the Finance Ministry of the Russian Federation (for other debtors), or, in the absence of such permit, in rubles through special accounts of type “S”. The Russian authorities have also introduced a special temporary procedure for the payment of debts to foreign residents allowing Russian residents to the repay debts to foreign creditors in rubles. Further measures taken by the Russian government and the CBR to address the depreciation of the ruble, including any capital controls, could contribute to a further deterioration of macro conditions and destabilize the financial and banking sectors.

We operate mostly in Russia and as a result, our business and results of operations are heavily dependent on the economic conditions in Russia. Any of the abovementioned factors may lead to further deterioration of economic conditions in Russia and adversely affect investments in Russian financial markets and the securities of Russian issuers, including our ADSs. Moreover, the continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on the Russian economy and consequently, a material adverse effect on our business, financial condition and results of operations.

Impact on our business, financial condition and results of operations

We are actively monitoring the developing situation and assessing the impact of various economic and regulatory factors on our business. To date we have not experienced any material interruptions in our services, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the military conflict in Ukraine or its short or long term impact on Russia as the conflict and government reactions are rapidly developing and beyond our control. For example, on February 28, 2022, Nasdaq has suspended trading of our ADSs amid escalation of the conflict between Russia and Ukraine and the rapidly evolving situation around sanctions. There can be no assurance that trading of our ADSs will be resumed by Nasdaq and that the ADSs will not be delisted from Nasdaq and moved to the over-the-counter market. See also “A delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.” As mentioned above, Russian equity prices on international stock markets that have not suspended trading have dropped dramatically. As trading of our ADSs on Nasdaq is currently halted, we cannot predict with any degree of certainty what would be the trading price of our ADSs if and when the trading is resumed on any of these trading venues.

While the Russian counter measures did not have immediate effect on our business, there can be no assurance that the existing counter measures will not be expanded so as to include or affect our activity. For instance, the counter measures introduced by the Russian authorities prohibit granting of loans to unfriendly foreign persons, which include residents of Cyprus. There can be no assurance that new restrictions will not be introduced that would impede the Group’s ability to conduct intragroup transfers of funds, which is essential to ensure that each Group entity is in a position to meet its cash and liquidity needs. In addition, Russian countermeasures and currency control restrictions are passed very quickly, sometimes with no or limited official guidance, which can lead to misinterpretations and difficulties in enforcement. Furthermore, Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be politically motivated or populistic in nature, including further restrictions on foreign businesses and nationalization. In particular, legislators are currently discussing draft law is aimed at forced alienation of property held by the residents of unfriendly countries without paying any compensations to its initial owners. The potential impact and the extent of such initiatives is difficult to determine at this stage.

Unfavorable economic conditions in the markets in which we operate may have a direct negative impact on our financial condition. We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. During the periods of economic deteriorations and slowdown in commercial activity, both large and medium small businesses tend to implement cost-cutting initiatives, including putting hiring on hold, which in turn will affect demand for our services and consequently, our revenue. It may be difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more difficult for us to maintain ARPCs at existing levels. We also derive a small portion of our revenue from job seekers, recruiting agencies and online advertising agencies the spending patterns of which can also be affected by the unfavorable economic conditions. In addition to the potential impact on revenue, ARPCs and other key performance indicators, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, pay dividends, refinance existing indebtedness or meet unexpected financial requirements.

These are highly uncertain times and it is not possible to predict with precision how certain developments will impact our results and operations. Any of the abovementioned factors could impact our revenue stream, magnify the impact of other risks described in this Annual Report, and could have a material adverse impact on our business, prospects, financial condition and operating results. We cannot assure you that risks related to the conflict are limited to those described in this Annual Report on Form 20-F.

Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine.

In March 2014, following a public referendum, the Crimean peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. In response to these events, the United States and the European Union, as well as other countries, imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial state-owned institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol.

On August 2, 2017, the U.S. enacted the Countering America’s Adversaries Through Sanctions Act which, among other things, imposed sanctions against certain Russian entities, and provided for “secondary sanctions” targeting non-U.S. persons who engage in certain “significant transactions” with U.S. sanctions targets, whereby they may face adverse economic consequences in the form of denial of certain U.S. benefits or designation on the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List (“SDN List”). In January 2018, pursuant to CAATSA, the U.S. administration submitted to the U.S. Congress a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The identification of any individuals in the report did not, at that time, automatically lead to the imposition of new sanctions. Neither our directors, nor senior management are included in the report, or are otherwise currently the target of sanctions in the United States, European Union or United Kingdom.

More recently, as a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the European Union, the United Kingdom and other jurisdictions, have launched an unprecedented expansion of coordinated sanctions and export control measures, including:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and the removal from SWIFT of certain Russian financial institutions);
●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;
●	blocking sanctions on Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union and United Kingdom;
●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;
●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies including their defense sectors;
●	U.K. sanctions introducing wide-ranging restrictions on providing loans to, and dealing in securities issued by, “persons connected with Russia”;
●	restrictions on access to the EU and U.K. financial and capital markets, as well as prohibitions on leasing operations with aircraft;
●	sanctions prohibiting most commercial activities of U.S., U.K. and EU persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (largely tracking prior prohibitions relating to Crimea and Sevastopol);
●	enhanced export controls and trade sanctions targeting Russia’s imports of technological goods, including tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs and a prohibition on exporting luxury goods to Russia and Belarus;
●	closure of airspace to Russian aircraft;
●	ban on imports of Russian oil, liquefied natural gas and coal to the United States and “new investment” in Russia’s energy sector;

●	a number of extensive EU and U.K. prohibitions in relation to dealings and transactions involving the Russian energy sector;
●	ban on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, and non-industrial diamonds, as well as sanctions and export controls related to “luxury goods”; and
●	ban on “new investment” in Russia by a United States person.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations or raise funding from international financial institutions or the international capital markets. See “—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

Currently, less than one percent of paying job seekers and customers who use our product and services are self-identified as being located in the Crimea region. In addition, since 2015, significantly less than one percent of our revenue has been generated from job seekers and customers located in the Crimea region. While we believe that the current United States, EU and U.K. sanctions do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States and certain EU member states or other countries may restrict certain of our operations in the future.

Furthermore, in the ordinary course of business, our companies, like many Russian companies, have routine commercial operations with and sell our services to Russian persons and entities, including Russian Government and governmental enterprises and agencies, that are currently targeted by U.S. and other sanctions, including, for example, those designated on the OFAC SDN List or the Sectoral Sanctions Identifications List (“SSI List”), the EU Consolidated List of Financial Sanctions Targets (the “EU Consolidated List”) and the Consolidated List of Asset Freeze Targets maintained by Her Majesty’s Treasury (the “U.K. Consolidated List”). None of our companies is a U.S. person and most of our employees, associates and affiliates are not U.S. persons and, therefore, are generally restricted in dealings with U.S.-sanctioned persons only to the extent those dealings involve a U.S. nexus. Any revenue we receive from such dealings is segregated from other revenue. We do not believe that U.S. persons are involved in activities with SDNs, but if we are mistaken or if the company as a non-U.S. person causes a U.S. person to violate U.S. sanctions, then the company could be exposed to legal risk under U.S. primary sanctions. In some cases, non-U.S. companies are exposed to so-called “secondary sanctions” risk for doing business with U.S. sanctions targets including certain newly designated SDNs, which can include designation on the SDN List. The executive orders authorizing the U.S. sanctions provide that non-U.S. persons may be exposed to sanctions risk if, among other things, they materially assist, or provide financial, material or technological support for goods or services to, or in support of certain blocked or designated parties.

The EU and the U.K. have equivalent financial sanctions regimes which prohibit the direct and indirect dealing with or provision of funds or economic resources to or for the benefit of sanctioned parties, otherwise called “asset freeze targets”, including those listed in the EU Consolidated List and the U.K. Consolidated List. Both regimes also have various country-based sector-specific restrictions, including restrictions on certain transactions related to listed entities.

Although our transactions and commercial relations with these entities are not legally prohibited by applicable sanctions, and we take steps to comply with applicable laws and regulations, should the sanctions regime with respect to these entities be widened, or should we fail to successfully comply with applicable sanctions, or become targeted by sanctions in the future, we may face negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.

In addition, we have ₽4,615 million syndicated credit facility with VTB Bank (PJSC) (“VTB”), of which ₽607 million of the principal amount has been repaid as of December 31, 2021, and VTB Capital (JSC) is acting as our bond repurchase broker. In light of Russia’s military activities in Ukraine, broad sanctions that have been introduced in relation to VTB and other financial institutions may affect our ability to continue to engage with those financial institutions in the context of existing and new loan financings, commercial agreements, and may require a change in our repayment terms, to exercise our prepayment options, or mandatory prepayment. Such dealings may also require us to seek licenses from relevant sanctions authorities in order to undertake certain actions (without which we may be unable to proceed). Such dealings will also have to be assessed and undertaken in light of applicable restrictions required by relevant sanctions authorities. Moreover, ongoing dealings with VTB, which is designated as an

SDN, or other Russian financial institutions targeted by US, EU or UK sanctions may expose the company to U.S. primary and secondary sanctions risk. Similar sanctions measures have been imposed on VTB by EU and UK authorities. VTB has also been disconnected from SWIFT. In this respect, VTB is in a similar position to an increasing number of other significant Russian financial institutions, which are subject to severe U.S./EU/U.K. restrictions.

It is possible that existing sanctions regimes may be widened or that new sanctions may be imposed on our counterparties, or that we, our employees, associates or affiliates could become targeted by sanctions in the future by the U.S., EU or U.K. or other jurisdictions, either as a result of the above activities or through a targeting of a broader segment of the Russian economy. This could have a material adverse effect on our business. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become targeted by U.S., EU or U.K. sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our ADSs, which could make the ADSs partially or completely illiquid and have a material adverse effect on their market value. We are also aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries, which could limit the liquidity of the ADSs and thereby have an adverse impact on their value. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the price of the ADSs. Any of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.

Risks Relating to our Business and Industry

We face significant competition, which may cause us to suffer from a weakened market position that would materially and adversely affect our results of operations.

The markets for our products and services are highly competitive and rapidly evolving. Successful execution of our strategy depends on our continuous ability to attract and retain job seekers and customers, expand the market for our products and services, maintain a technological edge and offer new capabilities to customers. We face competition in our various lines of services from competitors that focus exclusively on online recruitment, such as SuperJob and Rabota.ru (which was acquired by Sberbank, Russia’s largest commercial bank, in 2019 as part of its broader strategy of expanding its ecosystem), and from those that offer recruitment as part of their broader services portfolio, such as Avito. Other powerful internet companies with a broad local presence in our markets that have extensive and loyal user bases, such as Yandex (currently present in the recruitment market via an aggregator platform Yandex.Rabota and launched its horizontal classifieds business, Yandex Advertisement, in November 2020; Yandex.Talents, a recruitment chat bot that automates communication with candidates, was closed shortly before launch of Yandex Advertisement) and VK (which acquired Worki in 2019 and rebranded it as VK Jobs in 2021), may decide to directly target our customers, thereby intensifying competition in the recruitment market. On April 19, 2022, VK announced that VK Jobs job search service will soon cease to exist. Further, our existing competitors or new market entrants may target new and emerging job seeker candidates, such as youths, which, if successful, could harm our business and reputation. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in Russia, such businesses may dedicate extra resources to expand their operations and as a result, become a significant competitive threat in the future. In particular, should the current government block on the services of the social networking site LinkedIn be lifted, LinkedIn may choose to compete with us in the Russian market. See also Item 4. “Information on the Company, B. Business Overview—Competition.”

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

We also rely on major Russian telecommunication companies, data center service providers and other infrastructure service providers to support our bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of any disruptions, failures or other problems. Any extreme disruptions in internet access, or in the internet generally, could significantly harm our business, financial condition and operating results. In November 2019, the majority of the provisions of the Russian Federal Law No. 90-FZ “On certain amendments to the Federal Law “On communications” and the Federal Law “On information, information technologies and information protection” dated May 1, 2019 (the “Sovereign Internet Law”), which is aimed at ensuring the safe and sustainable functioning of the internet in the Russian Federation, came into force. The Sovereign Internet Law provides requirements for Russian telecom operators to install new equipment provided by the Russian authorities to ensure that the Russian internet can function autonomously in case the global internet is not operating in Russia or in the case of certain types of threats (for example, cyber-threats). The Sovereign Internet Law imposes certain obligations on others, including holders of unique identifiers of communications and other technical systems in the internet (“autonomous system numbers”), which also includes us. These obligations include having to report on the existing infrastructure in certain cases (including when required by the authorities, in case of a breakdown and in other circumstances), and participate in trainings arranged by the Russian authorities as provided for by legislation. In addition, the Sovereign Internet Law introduces the notion of the “Russian national domain zone,” which includes the Russian resources registered on “ru”, “P<I”, “su” and other domains. The Russian national domain zone will be made up of its own infrastructure (root servers and proprietary domain names). The provisions governing the Russian national domain zone became effective from January 1, 2021. The Sovereign Internet Law is broadly drafted, grants the authorities certain discretion, and in order to fully implement the measures set out in the Sovereign Internet Law, Russian authorities will need to adopt a significant number of additional acts and procedures to further clarify the provisions of the Sovereign Internet Law. Russian authorities already adopted certain material implementing acts, including rules on traffic routing in the event of a “threat,” rules on the installation of counter-threat equipment, certain technical specifications and rules on liability of holders of autonomous system numbers for non-compliance with the Sovereign Internet Law, which includes administrative fines up to ₽6 million. Russian authorities may be required to adopt further subordinate legislation if any practical issues arise in the implementation of such legislation.

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

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenue increased from ₽7,789 million in the year ended December 31, 2019 to ₽15,968 million in the year ended December 31, 2021. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

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

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. During the spring 2020, the Russian government introduced a number of recommendations and restrictions, including declaring a “period of non-working days,” which limited business activity, as well as other restrictions on the movement of citizens and a limitation on most commercial activities. These restrictions differed in scope across various regions of the Russian Federation and were subject to change, resulting in the frequent strengthening and relaxation of such restrictions in different regions. These measures have adversely affected workforces, our customers, economies and financial markets, and the pandemic has had a significant impact of the economies in all of our markets.

As a result of the government’s imposed “period of non-working days” and social distancing measures introduced across the country, some businesses continued to work from home, while many others ceased operating or began operating in very limited capacities. Accordingly, business activities were significantly adversely affected across Russia during this period, including recruitment and hiring processes, as many companies put their hiring on hold or decreased the number of new hires they originally planned. Due to this decrease in activity, the number of job postings advertised on our platform, the number of candidates browsing job postings on our database and our revenue decreased from mid-March. Although we saw a recovery in the activity on our platform in the end of 2020, there can be no assurance that such decrease will not recur. If the level of activity decrease on our platform, it could have a material adverse impact on our business, financial condition and results of operations.

As a result of the COVID-19 pandemic and upon the recommendation of the Russian authorities, in March 2020 we transitioned our employees to remote working arrangements and temporarily closed our offices. At the moment, most of our employees continue to work remotely. Although we benefit from being a fully digital business and have not experienced any material disruptions to our operations to date, it is possible that this could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns, heighten the risk of cyber incidents, as well as increase our exposure to potential wage and hour issues. Recently, organizations worldwide, including governments and commercial enterprises, have seen an increase in cyber-attacks, such as phishing and ransomware attacks, by bad actors taking advantage of the pandemic and remote workforces. Our own systems and the systems of third parties that we work with are subject to such increased threats. Additionally, our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic, the efficiency and efficacy of vaccination programs and overall changes in our customers’ behavior.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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

We currently have substantial indebtedness. As of December 31, 2021, we had total indebtedness of ₽8,038 million, which consisted of a ₽4,615 million syndicated credit facility with VTB entered on August 24, 2020, as amended (the “2020 Credit Facility”), of which ₽607 million of the principal amount has been repaid as of December 31, 2021, and a ₽4,000 million bond issued on December 14, 2020. See Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness.”

Our substantial indebtedness may have important consequences for us. For example, it may:

●	make it more difficult for us to make payments on our indebtedness;
●	increase our vulnerability to general economic and industry conditions, including recessions and periods of significant inflation and financial market volatility;
●	require us to use a substantial portion of cash flow from operations to service our indebtedness, thereby reducing our ability to fund capital expenditures and other expenses;
●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
●	place us at a competitive disadvantage compared to competitors that have less indebtedness;
●	limit our ability to borrow additional funds that may be needed to operate and expand our business; and
●	restrict our ability to pay dividends.

Any of the above would materially and adversely affect our business, prospects, financial condition and results of operations.

We have significant intangible assets on our balance sheet. Consequently, potential impairment of intangible assets may have an adverse material effect on our profitability.

Since the Acquisition, intangible assets have represented a significant portion of our assets.

Goodwill and other intangible assets, which are comprised primarily of our brand name, CV database and non-contractual customer relationships, collectively amounted to 61.3% of our total consolidated assets as of December 31, 2021. We assess the potential impairment of intangible assets on at least an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We may be required to record significant impairments in the future. Some of the developments, which could cause us to recognize impairment of goodwill or other intangible assets, include significant underperformance relative to historical or projected future operating results or significant negative industry or economic trends, as well as increase of discount rates on the back of increase of country-specific risk. Although the recording of such impairments does not trigger an immediate cash impact, our business, prospects, financial condition and results of operations could be materially and adversely affected, and significant future impairments of our intangible assets could reduce our profitability to such an extent that we would not be permitted under Cypriot law to declare and pay dividends.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. Moreover, the overall deterioration of the macroeconomic condition in Russia may cause shortages of Russian banks’ liquidity, which in turn may result in those banks curtailing their lending programs. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require us to change our policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how we record and report our financial condition and results of operations. For example, we adopted IFRS 16, a standard that introduced a single, on-balance sheet accounting model for lessees, at January 1, 2019, using the modified retrospective approach. Under this transition method, our comparative financial information for the year ended December 31, 2018 was not restated. In addition, some accounting policies require the use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those assumptions, estimates or judgments were incorrectly made, we could be required to correct and restate prior period financial statements, and there can be no assurances that we will make the correct judgments in the future, should any new standards be issued. Accounting standard-setters and those who interpret the accounting standards may also amend or even reverse their previous interpretations or positions on how various standards should be applied. Any of these changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations, which could have a significant impact on our future financial statements.

We may default on our exchange bonds.

On December 14, 2020, Headhunter LLC completed the placement of 6.45% ₽4 billion of 001P-01R series interest-bearing non-convertible non-documentary callable exchange bonds with a maturity up to 1,092 days (“Bonds”). The Bonds will pay interest quarterly and are due in December 2023. This was the first ruble bond offering by Headhunter LLC which utilized the ₽20 billion unsecured indefinite term bond program registered on October 14, 2020 with the Moscow Exchange. As of the date of this Annual Report, local rating agency ExpertRA assigned HeadHunter Group PLC and the Bonds the “ruAA” credit rating with a stable outlook. The Bonds are secured by an irrevocable offer of Headhunter Group PLC and if we violate certain covenants of the issuer or the offeror we shall buy out the Bonds on the demand of the investors, which could negatively impact our liquidity and/or cash flow.

We may not be able to successfully integrate Zarplata.ru.

On December 25, 2020, we completed the acquisition of 100% of the issued charter capital of Zarplata.ru (“Zarplata.ru Acquisition”) from Hearst Shkulev Digital Regional Network B.V. under the agreement for the sale and purchase dated November 24, 2020 (“Zarplata.ru Purchase Agreement”). While the acquisition was made after extensive due diligence and based on a detailed integration plan, there can be no assurance that such due diligence was sufficient to uncover all material issues and the integration plan includes all necessary steps to achieve synergies and economic benefits. Expected revenue and cost synergies, operational efficiencies, business growth and other benefits may not materialize because assumptions upon which we determined to proceed with the Zarplata.ru Acquisition might be incorrect or the economic environment or competition landscape may have changed since the decision date.

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

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the slowdown in Chinese economic growth and the dramatic fall in oil prices, as well as the deteriorating conditions of the Russian economy and the COVID-19 pandemic. More recently, the situation has deteriorated significantly in connection with the Ukrainian crisis. See “—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”. As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the military conflict in Ukraine and imposition of unprecedented trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia. As we operate in emerging markets throughout the world, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other countries. In March 2014, following a public referendum, the Crimean peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community and were strongly opposed by the United States and the European Union, with a resulting material negative impact on their relationships with Russia. Tensions between Russia and the United States and between Russia and the European Union further increased in subsequent years as a result of the conflict in Syria and a host of other issues. Tensions between Russia and the United States, the European Union, the U.K. and other countries dramatically deteriorated as a result of Russia launching special military operations in Ukraine in February 2022. See “—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations—Impact on our business, financial condition and results of operations.” The emergence of new or escalated tensions between Russia and other countries, including any escalation of the conflict or renewed fighting, or the imposition of more severe international trade and economic sanctions in response to these tensions, could negatively affect the economies in the regions where we are present, including the Russian economy. This, in turn, may further erode confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our shares, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, prospects, financial condition, results of operations and the value of our ADSs.

Social instability could increase support for renewed centralized authority, nationalism or violence and could materially adversely affect our operations.

Devaluation of Russian rouble, high inflation rates, decrease in the price of oil, as well as increased unemployment rates, the failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, including restrictions on foreign involvement in the economies of the countries where we have operations; and increased violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Processing of user data by any person in Russia and other countries is subject to certain requirements and restrictions. If these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In extreme cases, the relevant data protection authorities may block access to our websites, prohibit data processing, payments or advertising.

In Russia, in order to process an individual’s personal data, we must (in the majority of cases) obtain his or her written or e-consent and use encryption and other technical means to protect his or her personal data. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data must notify the appropriate Russian authority, we are included into the register of such processors.

According to the Federal Law No. 242-FZ “On Introduction of Changes to Certain Legislative Acts of the Russian Federation in Connection with Usage of Information Technologies in the Field of Healthcare” dated July 29, 2017 (the “Federal Law No. 242”), data operators (data controllers) of personal data are obliged to record, systematize, accumulate, store, update, modify and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide the Federal Service for Supervision of Communications, Information Technology and Mass Media of Russia (“Roskomnadzor”) with the information on location of databases containing all citizens’ personal data.

Federal Law No. 242 may cause restrictions on the provision of information services and penalties which may be imposed on data operators (data controllers) for failure to comply with its requirements (some of which may be subject to broad interpretation).

Failure to comply with data processing requirements, including the localization requirement, may have various types of adverse consequences and result in fines of up to ₽18 million, as well as blocking of our website and our inclusion in a special register for infringers of personal data processing requirements. Moreover, under Federal Law No. 236-FZ “On the Activities of Foreign Persons in the Information and Telecommunications Network ‘Internet’ on the Territory of the Russian Federation,” dated July 1, 2021, liability for failure to comply with the Russian data localization rules may include, for example, prohibitions or restrictions on personal data processing or export, prohibitions on payments from Russia and advertisements of and on the relevant resource and/or marking of the resource as non-compliant in search results of search engines.

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

In the past, Russian legislators proposed initiatives to regulate the ownership and operation of informational resources significant for the development of Russian information and communication infrastructure and personal data processing technologies, including restrictions in relation to foreign ownership in Russian companies owners of internet resources (such as webpages, websites, information systems or software) that enable the owner to collect the personal data of users in Russia. Though these initiatives were not enacted, we cannot assure you that it would not be finally enacted, or that other restrictions on foreign ownership in Russian informational resources will not be proposed, including restrictions on foreign investors of any type, including passive investors. If such legislation initiatives or any other restrictions on foreign ownership are adopted and applicable to us, we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions, and such restrictions may have a material adverse effect on our share price.

Furthermore, the Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be political motivated or populistic in nature, including further restrictions on foreign businesses and nationalization of assets of foreign businesses. The potential impact and the extent of such initiatives is difficult to determine at this stage. See “—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”.

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

Each of the countries in which we operate is still developing the legal framework required to support the market economy. The following risks relating to these legal systems create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

●	inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;
●	the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;
●	the relative inexperience of judges and courts in interpreting certain aspects of legislation;
●	the lack of an independent judiciary;
●	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses;
●	the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and
●	poorly developed bankruptcy and liquidation procedures and court practice that create possibilities of abuse.

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

In addition, the Federal Law No. 374-FZ dated July 6, 2016, also known as the “Yarovaya Law” (named after the Russian senator who initiated this law) (the “Yarovaya Law”) amending, among others, the Law on Information, requires arrangers of information distribution by means of internet (the “arranger”) to store certain data for a period of one year. The norm of the law relating to the storage of messages content entered into force on July 1, 2018, see Item 4. “Information on the Company, B. Business Overview—Regulation—Privacy and Personal Data Protection Regulation.” In December 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation suggested delaying implementation of certain requirements on data storage for one year in light of the COVID-19 outbreak and related worsening in economic conditions. We believe that this regulation will not cause us to incur substantial additional costs. However, the range of penalties for non-compliance with the Yarovaya Law is not entirely clear and may potentially entail other types of administrative penalties in addition to fines. If any of these were material or we were found to be in non-compliance, our business prospects, financial condition and results of operations could be materially and adversely affected.

The Sovereign Internet Law, which predominantly entered into force in November 2019, imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, “ASN,” which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the “Internet Providers”)). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. The Russian authorities have adopted certain implementing legislation, but other implementing legislation has yet to be developed. See also “—Any disruption in internet access, telecommunications networks or our technology platform may cause slow response times or otherwise impair our users’ experience, which may in turn reduce user traffic to our website and significantly harm our business, financial condition and operating results.” If we were found to be in non-compliance with the requirements of the Sovereign Internet Law, our business prospects, financial condition and results of operations could be affected.

In addition, the Law on Information also sets forth certain content moderation rules. This law provides for an obligation of online businesses to adopt notice-and-take-down approach and delete (block) information which, under Russian law, is considered illicit immediately upon notice from the authorities and requires certain businesses (e.g. audiovisual services owners and social networks with more than 500,000 daily users) to review and proactively delete illicit content. In December 2021, Russian courts issued major fines (up to circa US$100 million) against several global companies for failure to comply with these rules. As of the date of this Annual Report we are closely monitoring all advertising that we allow on our platforms, but there can be no assurance that Roskomnadzor will not reveal any non-compliance with rules described above in future.

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

According to the amendments to the Civil Code of the Russian Federation which came into effect on September 1, 2014, shareholders and participants of Russian companies have certain rights, including the following, which can be enforced through court order:

●	to demand the liquidation of a company in case of failure to achieve targets for which it was created, including a case when an operation of a company becomes impossible or is substantially hampered; and
●	to demand exclusion of a shareholder or participant (except for public joint stock companies) whose actions or inactivity either cause significant harm to or hamper the company’s operations.

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

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

●	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and
●	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

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

In response to a high inflation and depreciating Rouble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was cut by 300 basis points, to 17% per annum, on April 11, 2022. As a result of the significant increase in the CBR’s key interest rate as well as the overall decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity persist in the domestic money market and may result in banks cutting their exposure limits to both banks and various corporate sectors of the economy. In addition, both the corporate and retail banking sectors saw corresponding increases in lending rates and at the same time banks raised their deposit rates in an effort to obtain additional funding during a period of weakening liquidity. Consequently, funding costs have increased throughout the entire Russian financial system and have put substantial strain on Russian banks’ ability to manage interest rate risks, raise financing and prudently allocate available liquidity. The resulting higher interest rates may also have a negative impact on the banking sector’s profitability, as well as worsening Russian consumer and corporate creditworthiness. The sharp rise in interest rates caused by the Central Bank’s key interest rate hike, to have a materially negative impact on the Russian mortgage market.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia and will be further exacerbated by recent geopolitical events and consequent deterioration of the Russian economy (“—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”). Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation

During turbulence in the Russian financial markets and banking sector, the Russian state authorities have historically implemented measures intended to support the liquidity and solvency of Russian banks and to significantly increase the availability of credit to businesses, which have been seen as critical for restoring investor confidence and for supporting the Russian economy. In addition to the recent instability, there is still reduced liquidity and capitalization in the Russian banking sector, and there can be no assurance that more severe liquidity problems will not occur in the future, or that the Russian Government will continue or be able to implement state support measures to support the Russian banking sector, in particular, in case of any potential liquidity constraints or limitations on access to the international capital markets by Russian financial institutions.

A listing on Moscow Exchange (“MOEX”) could impose additional administrative burdens on us and decrease the liquidity of trading in the ADSs on The Nasdaq Global Select Market (“Nasdaq”).

On September 25, 2020, we obtained the approval of MOEX in relation to the listing and admission of the ADSs to trading on MOEX under the symbol “HHRU.” No assurance can be given that we will be able to maintain such listing. Any such listing may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in the ADSs on Nasdaq.

In addition, we and our main operating subsidiary Headhunter LLC as issuers of publicly traded securities are subject to the Federal law No. 224-FZ dated July 27, 2010 “On Counteracting the Abuse of Inside Information and Market Manipulation and Amendment of Certain Legislative Acts of the Russian Federation” (the “Insider Dealing Law”). According to the Insider Dealing Law, issuers have an obligation to maintain the internal list of inside information, disclose their insiders and comply with certain other requirements. Any violation of the Insider Dealing Law could result in the imposition of certain civil, administrative and other sanctions on us and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia’s online recruitment market. At the same time, the FAS determined that we infringed on Stafori’s interests by creating impediments on Stafori’s ability to access the market of internet-based services for ensuring information coordination between employees, employers and staffing agencies in Russia and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. On July 13, 2020 the FAS determined a final fine for violation of antitrust laws that we are required to pay and defined it to be ₽ 737,500. The FAS will not issue any further rulings or orders in connection with this investigation. We contested judicially the FAS decision on April 22, 2020, and the imposed fine on July 31, 2020. We lost the first instance and appeal court hearings, and on February 18, 2022, we filed a cassation appeal to the Supreme Court of the Russian Federation. We believe that the mitigation measures prescribed by the FAS will not have a significant impact on our operations, and we intend to maintain our commitment to protecting personal data in the market. In addition, Stafori LLC may choose to claim for damages incurred as a result of infringement of its rights; however, Stafori LLC will have to prove the existence of such damages and that such infringement caused the damages. See also “—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects” and Item 8. “Financial Information, A. Consolidated Statements and Other Financial Information.”

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

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions and may have to limit the types of advertisers we serve. In July 2021, amendments to the Russian law on advertising were introduced. These amendments implement the requirements for collection of information about the advertising on the Internet and will enter into force in September 2022. Pursuant to the amendments, advertisers will provide to Roskomnadzor the information on the advertisements published on the Internet, generally via licensed advertisement information operators.

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

Since 2014, several important rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “deoffshorization measures”). These rules include, in particular, (i) rules governing the taxation of “controlled foreign companies” (CFC rules) (without limitation of jurisdictions to which this definition applies which residents may fall under); (ii) rules determining the tax residence status of non-Russian legal entities (tax residence rules); (iii) rules defining the “beneficial ownership” (actual recipient of income) concept and (iv) taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in the Russian Federation by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (that base on the judicial concept of “unjustified tax benefit”, defined by the Supreme Arbitration Court in 2006, and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since August 18, 2017. In addition, Russia actively participates in activities of Organization for Economic Co-operation and Development (the “OECD”) aimed at reshaping the international tax system.

Starting 2019, the standard VAT rate increased from 18% to 20%, and the VAT rate applied to e-services rendered by foreign providers increased from 15.25% to 16.67%. Starting 2021, income of Russian tax-resident individuals exceeding ₽ 5 million per annum is subject to personal income tax at a rate of 15% instead of 13% previously used.

In addition, in 2020 and 2021, new restrictions have been introduced into Russian tax law that effectively phase out certain tax benefits to non-Russian registered entities that voluntarily recognized themselves as Russian tax residents, such as our business. In particular, the participation exemption regime, the tax benefit that many non-Russian registered entities have relied on in obtaining Russian tax residency on a voluntary basis, will no longer apply to dividend income of such entities starting in 2024, which may increase the tax we pay on dividends from our Russian operating entities to Headhunter Group PLC from 0% to 13% starting January 1, 2024, while still requiring, in general, a 15% tax withholding from dividends paid by Headhunter Group PLC to our shareholders.

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

Transfer pricing legislation has been in force in the Russian Federation since 2012. The rules are technical, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the OECD.

Russian transfer pricing rules apply to “controlled transactions” that include transactions with related parties and certain types of cross-border transactions and oblige the taxpayers to notify the tax authority about “controlled transactions” and to keep specific documentation proving the conformance with the “arm’s length principle.” The rules have considerably increased the compliance burden on taxpayers compared to the previous regime, as currently taxpayers are obliged to prepare not only transfer pricing documentation but also notifications and reports.

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

In accordance with the foregoing, due to uncertainties in the interpretation and application of Russian transfer pricing rules, no assurance can be given that the Russian tax authorities will not challenge our transaction prices and make adjustments that could affect our tax position unless we are able to confirm our use of arm’s length prices, supported by appropriate transfer pricing documentation. The imposition of additional tax liabilities as a result of Russian transfer pricing rules may have a material adverse effect on our business, prospects, financial condition, results of operations or the trading price of the ADSs.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate on controlled transactions is within established interest rate (safe-harbor) range; and third, the thin capitalization rules (that apply to “foreign controlled debt” (i.e., loans and other debt received by a Russian organization (i) from a foreign person (legal entity or individual) acknowledged as a related party for Russian transfer pricing purposes, if this foreign person directly or indirectly holds shares in the Russian organization’s charter capital; (ii) from another person that is a related party of the aforementioned foreign person; or (iii) which are guaranteed or otherwise secured by any of the above mentioned persons. The ability to deduct interest is restricted to the extent that foreign controlled debt exceeds net assets by more than 3 times (12.5 for banks and leasing companies).

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

As companies incorporated under the laws of Cyprus, HeadHunter Group PLC and Headhunter FSU Limited self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. At the same time, these companies of the Group can be deemed Russian tax residents in prior periods (limited by the 3-year statute of limitations).

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

HeadHunter Group PLC and Headhunter FSU Limited, companies incorporated under the laws of Cyprus, self-declared Russian tax residence starting from June 19, 2019 and November 8, 2018, respectively, pursuant to the provisions stipulated in the Russian Tax Code. Consequently, these companies are to be treated for Russian corporate income tax purposes in the same manner as other Russian taxpayers, and therefore, they are subject to the Russian corporate income tax on worldwide income and are entitled to all tax exemptions and benefits as provided under the Russian Tax Code. However, the relevant tax residence rules have not been sufficiently tested, particularly by publicly traded companies that have migrated to the Russian Federation for tax purposes, and it is possible that the self-declared tax residence status may be challenged in the future and, as a result, the 0% tax rate on incoming dividends may be denied.

In addition, in 2020, new tax laws were passed in the Russian Federation phasing out certain tax benefits currently available to non-Russian registered but Russian tax resident entities, such as HeadHunter Group PLC and Headhunter FSU Limited. In particular, starting from 2024, the 0% tax rate on dividends received will not be available for non-Russian registered but Russian tax resident entities. See also “—Changes in Russian tax law could adversely affect our Russian operations.”

The mechanics of withholding tax on Russian-sourced income are not precise.

As a Russian taxpayer, we are now governed by the Russian Tax Code, which provides that dividends paid by us that are made up of Russian-sourced income are subject to Russian taxation. We act in the capacity of a tax agent and pay dividends to non-Russian resident shareholders net of the statutory withholding tax rate of 15% pursuant to Russian tax laws, which could be reduced depending on the tax status of each shareholder and pursuant to the double tax treaties concluded by the Russian Federation with other jurisdictions.

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

The concept of “beneficial ownership” was introduced into the Russian Tax Code in 2015 as a part of the “deoffshorization” rules. In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as the beneficial owner of income. The result of the denial of beneficial ownership would be the denial of tax treaty benefits (such as the reduced tax on dividends). Although the “beneficial ownership” concept as currently defined in the Russian Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the “beneficial ownership” concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution, and additional taxation may also arise on the grounds of a permanent establishment in the Russian Federation.

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

In addition, in June 2019, Russia deposited its instrument of ratification for the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”). Starting in 2021, the MLI is enforced with jurisdictions in respect of which notifications to the OECD were made confirming the completion of internal procedures for the covered tax agreements by Russia. The implementation of the MLI has introduced a variety of measures designed to update double tax treaties and reduce opportunities for tax optimization. In particular, the MLI sets forth additional requirements that a company must meet in order to avail itself of reduced withholding tax rates applicable to its passive income.

The countries signing the MLI seek to prevent tax abuse either via adoption of (i) a general anti-abuse rule on the principal purpose of a transaction (the “PPT”), (ii) a combination of PPT and Simplified Limitation of Benefits (the “Simplified LOB”) clause, or (iii) a Detailed LOB rule.

Simplified LOB was the option selected by Russia with the intent to use the PPT rule and a number of objective criteria that restrict most treaty benefits to so-called “qualified persons” specified in the MLI. However, most other countries have selected the PPT. Therefore, unless mutually agreed by Russia and the contracting jurisdiction, only the PPT, instead of Simplified LOB, shall apply in the majority of cases. The PPT seeks to disallow the benefits of a particular double tax treaty where, broadly, the principal purpose of establishing a particular transaction or an arrangement was to obtain the benefits of a double tax treaty.

These developments may potentially have an adverse impact on the availability of double taxation treaty benefits to the investors in our ADSs.

In addition, in 2020, the Russian Government was directed to revise Russian double tax treaties, which are often used for tax planning, in order to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to denunciate such treaties. Consequently, the Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus, Malta, the Netherlands and Luxembourg, with negotiations with Switzerland having taken place in November 2021 . It is very likely that the number of tax treaties subject to revisions may increase.

As a consequence of the aforementioned negotiations, the Russian Federation signed a protocol of the amendments to the Russia-Cyprus double tax treaty in September 2020, a protocol of the amendments to the Russia-Malta double tax treaty in October 2020 and a protocol of the amendments to Russia-Luxembourg double tax treaty in November 2020. In addition, on May 26, 2021, the Russian President signed the law denouncing the double tax treaty with the Netherlands as a result the double tax treaty has been inapplicable as of January 1, 2022.

In accordance with the protocols of amendments to the Russia-Cyprus and Russia-Malta double tax treaties, new tax rates of 15% to both dividend and interest income came into force starting from January 1, 2021. The Russia-Luxembourg protocol providing for similar amendments came into effect on March 5, 2021, and applies from January 1, 2022.

In certain cases, reduced tax rates will remain in place. In particular, the preferential tax rate of 5% is available for dividend and interest income received by Cypriot or Maltese tax resident public companies whose shares are listed on a stock exchange and which have no less than 15% of free float shares, provided that this public company owns at least 15% of the shares in a Russian company paying the income for the period of at least 365 consecutive days. In addition, certain tax benefits are available for income received by Cypriot, Maltese and Luxembourgish pension funds and insurance companies, the Government of the Republic of Cyprus, the Government of the Republic of Malta and the Government of the Grand Duchy of Luxembourg as well as its political subdivisions and the Central Banks of the Republic of Cyprus, the Republic of Malta and the Grand Duchy of Luxembourg.

Revision of the double taxation treaties with Cyprus did not adversely affect us, as our Cypriot entities are tax residents in Russia.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our amended and restated memorandum and articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our amended and restated memorandum and articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our amended and restated memorandum and articles of association are different than under the laws of some U.S. state laws. For example, by law, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a maximum period of five years.

In addition, our amended and restated memorandum and articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

●	our board of directors can only take actions by a simple majority of votes;
●	our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law; and
●	if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, such appointment is valid until the next annual general meeting, where the director is eligible for re-election and the shareholders may choose whether to reappoint the director or appoint a new director.

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

To raise funding in the future, we may issue additional ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders at a general meeting for a specific period). You may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise your pre-emptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. As our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of the IPO, any issuances of shares after the five-year period will be subject pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

Because of their significant voting power, our principal shareholders will be able to exert control over us and our significant corporate decisions.

The shares owned by our principal shareholders collectively represented 40.6% of the voting power of our outstanding capital stock as of December 31, 2021. As a result, our principal shareholders have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors, in accordance with the manner prescribed in our amended and restated articles of association, and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our ordinary shares, among other things:

●	delaying, deferring or preventing a change in control of our Company;
●	impeding a merger, consolidation, takeover or other business combination involving our Company; or
●	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

We may be subject to defense tax in Cyprus.

Cypriot tax resident companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate direct or indirect shareholders are individuals who are both Cyprus tax residents and Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by individuals who are both Cyprus tax residents and Cyprus domiciled. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

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

The deductibility of the interest expenses by the Company is subject to the interest limitation rules under Cypriot law. More specifically: (i) the interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company and/or Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA); (ii) the interest limitation rule contains an annual EUR3.000.000 safe-harbor threshold. This means that borrowing costs up to and including EUR3.000.000 are in any case not limited by this rule (the EUR3.000.000 threshold would apply in cases where ‘30% of taxable EBIDTA’ results to an amount below EUR3.000.000); (iii) in the case of a Cyprus group the EUR3.000.000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. If we are unable to deduct our interest expenses for tax purposes, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Risks Relating to Ownership of our ADSs

A delisting of our ordinary shares from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.

Recently, in response to geopolitical developments between Russia and Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have adopted new sanctions on specified persons and entities in Russia, including the Central Bank of Russia, and new export controls affecting specific, sensitive technologies. The ambit and the level of the sanctions have become increasingly severe as the conflict between those countries continues to escalate. To date, none of HeadHunter, any of our subsidiaries, any members of our board of directors or management or any of our principal shareholders is a target of these sanctions.

Prompted by the newly imposed sanctions, on February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including HeadHunter, which suspension currently remains in place. We have been in regular communication with representatives of Nasdaq since the imposition of the suspension of trading in an effort to lift the suspension. While the Company remains hopeful that the Nasdaq will agree with its conclusions and lift the suspension of trading in its securities, there can be no assurance that the Nasdaq will not ultimately decide to formally delist the Company’s securities.

In addition, on April 16, 2022, Russia adopted Federal Law No. 114-FZ, “On Amendments to the Federal Law ‘On Joint Stock Companies’ and Certain Legislative Acts of the Russian Federation”, requiring Russian companies to terminate foreign depositary programs, under which the depositary receipts of such companies are listed on foreign stock exchanges. The termination of Russian companies’ depositary programs will result in the cancellation of relevant depositary receipts and conversion of such receipts into shares of Russian companies. While this legislation only applies to Russian companies listed abroad, if any similar restrictions are introduced to cover Russian businesses with an offshore holding structure such as ours, such restrictions could materially adversely affect the liquidity in, and the trading price of, our ADSs and ordinary shares.

The suspension of trading and potential delisting of our ADSs could have material adverse effects on our business, financial condition and results of operations due to, among other things:

●	reduced trading liquidity and market prices for our ADSs;
●	decreased number of institutional and other investors willing to hold or acquire our ADSs, coverage by securities analysts, market making activity and information available concerning trading prices and volume, as well as fewer broker-dealers willing to execute trades in our ordinary shares, thereby further restricting our ability to obtain equity financing; and
●	reduced ability to retain, attract and motivate our directors, officers and employees by means of equity compensation; and
●	potential termination of our ADR program and/or involuntary conversion of ADSs to ordinary shares.

As a foreign private issuer within the meaning of the Nasdaq’s corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2022. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

We are no longer an “emerging growth company” under the JOBS Act and, as a result, are subject to certain enhanced disclosure requirements, and our costs and the demands placed upon our management will increase.

We became a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act on December 31, 2021. As a result, commencing January 1, 2022, we are subject to certain requirements that apply to other public companies but did not previously apply to us due to our status as an emerging growth company. Compliance with these enhanced disclosure requirements will increase our costs and could negatively affect our results of operations and financial condition. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and related auditor attestation requirements.

If we fail to maintain proper internal controls as required by Section 404 of the Sarbanes-Oxley Act, or Section 404, our ability to produce accurate financial statements or comply with applicable regulations could be impaired, which could harm our business and the trading price of our securities.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. To continue to achieve compliance with Section 404, we continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404.

In addition, because we no longer qualify as an emerging growth company, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are unable to maintain effective internal control over financial reporting, we may not have adequate, accurate or timely financial information, our independent registered public accounting firm may issue a report that is adverse, and we may be unable to meet our reporting obligations as a public company or comply with the requirements of the SEC or Section 404. This could result in a restatement of our financial statements, the imposition of sanctions, including the inability of registered broker dealers to make a market in our securities, investigation by regulatory authorities, or litigation.

Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements or by disclosure of an accounting, reporting or control issue could adversely affect the trading price of our securities and our business. Material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

As of December 31, 2021, we had 50,635,720 ordinary shares outstanding. If a substantial number of these ordinary shares (or ADSs representing these ordinary shares) were sold in the public market, or the market perceives that such sales may occur, the market price of our ADSs could be adversely affected.

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

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” as defined in the Internal Revenue Code of 1986 (a “PFIC”). If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information, E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADS (or ordinary shares represented by the ADSs), the U.S. Holder may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs (or such ordinary shares), or upon the receipt of distributions in respect of the ADSs (or such ordinary shares). Based on our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2021. This is a factual determination, however, that depends on, among other things, the composition of our income and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs.

General Risk Factors

The price of our ADSs might fluctuate significantly.

The trading price of our ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

●	the overall performance of the equity markets;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	additions or departures of key personnel;
●	sale of our ADSs by us, our principal shareholders or members of our management;
●	general economic conditions;
●	speculative trading in and short sales of our ADSs, as well as trading phenomena such as the “short squeeze”;

●	changes in interest rates; and
●	availability of capital.

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

As a public company in the United States, we will continue to incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase the demand on our systems and resources, particularly now that we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the continuing need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We will continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue- generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

Corporate Information

We were incorporated in Cyprus on May 28, 2014 under the Cyprus Companies Law, Cap. 113 as Zemenik Trading Limited, and our registered office is located at 42 Dositheou Street, Strovolos, Nicosia, 2028, Cyprus. On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company’s legal name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form. Our commercial name is HeadHunter. In June 2019, we changed the effective place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. See Item 10. “Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and Distributions.”

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 92% of which was free for us as of December 2021, according to our internal data, and we were the fifth most visited job and employment website globally as of January 1, 2022, according to the latest available data from SimilarWeb. Our CV database contained 41.8 million, 48.2 million and 54.5 million total CVs as of December 31, 2019, 2020 and 2021, respectively, and our platform hosted a daily average of approximately 588,000, 608,000 and 933,000 job postings in the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, our platform averaged 21.9 million, 22.5 million and 28.5 million unique visitors per month, respectively, according to LiveInternet.

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

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 322,000, 351,000 and 515,000 paying customers on our platform for the years ended December 31, 2019, 2020 and 2021, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is the highest among white and blue collar candidates as compared to other Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications had been downloaded 33.4 million times cumulatively as of December 31, 2021, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by AI and machine learning algorithms.

Our total revenue was ₽7,789 million, and ₽8,282 million and ₽15,968 million for the years ended December 31, 2019, 2020 and 2021, respectively. During the same periods, our net income was ₽1,581 million, ₽1,886 million and ₽5,493 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Our Market Opportunity

Despite of the current events described in the section D. Risk Factors, we believe the online recruitment market has significant growth potential in Russia and the CIS region, driven by intensifying competition for human capital, the ongoing shift of jobs marketing spend online and increasing maturity of the HR functions in Russia. The Russian labor market is historically characterized by a shrinking labor force and high turnover of employees leading to strong competition for highly skilled and talented employees. High internet penetration and ubiquitous usage of internet by businesses and consumers is creating a favorable backdrop for the rapid shift of recruitment services and spending on jobs advertising to online platforms from offline media.

As the leading online recruitment platform in Russia and the CIS region with significant market share, a well-recognized brand, the largest CV database and the most comprehensive portfolio of additional services, we believe we are well positioned to maintain and grow our market share in the online recruitment market.

In December 2020, we acquired 100% ownership interest in Zarplata.ru LLC (“Zarplata.ru”), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. From January 1, 2021, our statement of income and comprehensive income includes the results of Zarplata.ru. This affects the year-on-year comparisons of our revenue, operating expenses and other metrics in 2021. For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we combine our “Russia (hh.ru)” and “Russia (Zarplata.ru)” (collectively “Russia segments”) revenue, as we believe that our combined ARPC and combined number of paying customers allows us to assess better our results and position in the Russian online recruitment market, in which both of these segments operate.

As of March 31, 2021, we obtained control over Skilaz LLC (“Skillaz”), a Russian HR technology company that automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions, as our call option to acquire a further 40.01% ownership interest in Skillaz (in addition to our 25.01% stake already acquired) became beneficial. On May 26, 2021, we formally exercised the option and acquired the 40.01% stake. In June 28, 2021, we acquired an additional 9.97% stake, thus increasing our total ownership interest in Skillaz to 74.99%. From April 1, 2021, our statement of income and comprehensive income includes the results of Skillaz. This affects the year-on-year comparisons of our revenue and operating expenses in 2021. For the purposes of the analysis of our key performance indicators, such as the number of paying customers and ARPC, we included Skillaz in our “Other segments.”

On April 20, 2021, the Group acquired 25% in the charter capital of Dream Job LLC (Russia), which operates the employer review platform ‘dreamjob.ru’, for a cash contribution of ₽ 60 million. We made this investment as we have observed the need for an independent and reliable employer review portal in Russia.

On October 28, 2021, we entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia (the “Investment”), in exchange for a cash-in investment of US$ 5 million. Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 9 million verified users and operates in all regions of Russia. The Investment in YouDo is in line with our strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access the rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

Our Services

We provide both job seekers and employers with a broad range of recruitment related services. Our services include access to our CV database and job postings, as well as additional recruitment- centric VAS.

We derive revenue primarily from providing access to our CV database and posting job advertisements on our platform. Access to our CV database is a subscription-based service with the duration of the subscription ranging from one day to one year. The price of a subscription to our CV database is defined by the geographical and professional segment of the database to which a customer wishes to purchase access (for example, access to CVs of job seekers residing in Moscow and looking for a job in the professional area of marketing) and the duration of the subscription. Since August 1, 2020, each type of access to our CV database contains a limited number of job seekers’ contacts to view (for example, there are 120 contacts provided for the one-day access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers’ contact details, customers would need to purchase additional packs of contacts. Our job posting service allows customers to purchase one job posting or a package of multiple job postings and use them when needed to post or refresh job advertisements on our website. Customers may also choose to buy bundled subscriptions, which include access to our CV database and the ability to post job advertisements over the period of subscription.

Job seekers can search job postings and upload their CVs to our database to apply for posted vacancies. The majority of the services we provide to job seekers are free, but we also offer job seekers various fee-based career and promotional services.

The following table provides a breakdown of our revenue by product type:

	For the year ended December 31,
(in thousands of RUB)	2019	2020	2021
Bundled Subscriptions	2,223,951	2,372,467	4,130,071
Job Postings	3,112,188	3,342,225	6,963,354
CV Database Access	1,761,728	1,812,245	3,260,514
Other VAS	690,874	755,170	1,614,094
Total	7,788,741	8,282,107	15,968,033

CV Database Access

Our highly predictable, recurring subscription-based CV database accounts for 20.4% of our total revenue in the year ended December 31, 2021. Job seekers submit their CVs to be uploaded to our database, and employers pay a subscription fee to access and search our CV database for a period of time. Customers can specify a particular segment of our CV database to search, such as by professional area or geographical region. As of December 31, 2020, our CV database contained a total of more than 48.2 million CVs, 14.3 million of which were uploaded by job seekers in the Moscow region and 5.0 million by job seekers in the St. Petersburg region. As of December 31, 2021, our CV database grew to a total of more than 54.5 million CVs, 16.2 million of which were uploaded by job seekers in the Moscow region and 5.7 million by job seekers in the St. Petersburg region. The CVs in our database also represent job seekers in a variety of industries. As of December 31, 2021, approximately 64% of our CV database was comprised of white collar job seekers and 36% of blue collar job seekers. The following table provides a breakdown of the number of visible CVs in our database from each Russian Federal District as of January 1, 2022.

	Number of Visible
	CVs as of	Year on year
Russian Federal Districts	January 1, 2022	increase
	(thousands)	(%)
North West	4,796	11.2%
Central	13,968	10.8%
Volga	6,174	13.5%
Ural	2,368	18.9%
South	3,196	13.5%
North‑Caucasus	624	21.2%
Siberian	3,335	17.2%
Far East	951	21.9%

Our CV database contains, on average, approximately 1.3 CVs per registered account as of December 31, 2021. In addition, for every CV that was posted to our database, 56% of total visible CVs were used to apply to a job posting at least once over the last two years, and 71% of total visible CVs have either applied at least once for a job posting or edited a CV in the last two years as of December 31, 2021, which we believe is one of the highest conversion rates in our industry.

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

We evaluate and approve the CVs submitted to our database before they are uploaded to ensure our customers are viewing complete and high-quality CVs. We are continuing to develop and improve our AI system to streamline this approval process, and on average for the year ended December 31, 2021, approximately 69% of CVs submitted to our database were approved for publication by our AI and heuristic systems without the need for further human moderation. Our AI system also collects data from uploaded CVs to improve search results, suggest relevant applicants to our customers and improve overall functionality of our CV database. See “—Technology and Intellectual Property—Artificial Intelligence.”

Job Postings

In addition to searching our CV database, customers can post their job advertisements for up to 30 days on our platform for a one-off fee, depending on the volume of postings. Job postings represented 43.6% of our total revenue in the year ended December 31, 2021. Job seekers can browse our platform and apply for the positions they select. For the year ended December 31, 2021, our platform contained a daily average of approximately 933,000 job postings, approximately 295,000 of which were for positions in the Moscow and St. Petersburg regions, approximately 572,000 of which were for positions in other regions of Russia.

The job postings on our platform also represent positions across a broad range of industries.

Bundled Subscriptions

Our highly predictable, recurring bundled subscriptions accounted for 25.9% of our total revenue in the year ended December 31, 2021. We provide access to our CV database and allow customers to display job advertisements on our website on a subscription basis, with the duration of the subscription ranging from thirty days to one year. The number of job postings included in our bundled subscriptions is capped by a contractually stated limits, which depend on subscription duration and region. Since August 1, 2020, each type of new or renewed access to our CV database, including Bundled subscriptions, contains a limited number of job seekers contacts to view (for example, there are 128 contacts provided for the thirty days access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers’ contact details, customers would need to purchase additional packs of contacts. Our bundled subscriptions offer value to our customers who choose to purchase more than one of our services. For example, a customer may purchase a subscription to access our CV database for one month with a specified number of job postings over that same period included in a contract for a flat fee.

Human Resource Value Added Services

In addition to our primary online recruitment services, we offer customers additional VAS that are aimed at enhancing effectiveness and increasing efficiency throughout the recruitment process. Our product portfolio is constantly evolving, allowing us to meet the developing needs of our customer base. Currently, we offer employers an Applicant Tracking System (ATS), benchmarking tools, such as online labor market and salary analytics and employer branding consulting, as well as recruitment process automation tools. VAS represented 10.1% of our total revenue in the year ended December 31, 2021.

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

Our VAS portfolio is built around three key areas:

●	Recruitment process management. We developed Talantix as a SaaS-based ATS designed to automate the talent acquisition function and improve process management. We expect that Talantix will cover all of the principal day to day recruitment needs of small to medium enterprises. In order to address the need for process automation and to streamline our customers’ routine work, in 2017, we introduced our “Virtual Recruiter” product, which is aimed predominantly at mass recruitment vacancies, or positions with limited qualifications that are mainly in the retail segment and are characterized by high employee turnover. Virtual Recruiter uses our sourcing capabilities (both on and outside of our platform) and chat-bot technologies to help customers automatically attract a wide range of potential suitable candidates from various sources, run the pre-screening and scoring process, schedule interviews and more, all without any human involvement from the customer’s side. We aim to continue developing this product and fully integrate it into our ATS solutions.
●	Penetration into HR budgets. Our product development strategy is aimed at providing a fully integrated platform that provides employers with a “one-stop shop” solution for each step of the recruitment process. We provide our customers with branding and advertising tools and tailor-made HR consulting services in order to promote their brand and improve flow of relevant candidates. We offer auxiliary products such as an online salary comparison tool that helps our customers benchmark salaries offered in various industries of the local market. Based on extensive data, our HR analytics tools assist our customers in monitoring and analyzing the job market and CVs and help make informed, timely decisions.
●	Alternative business models. We also provide various alternative solutions for employers and professional recruiters, such as an aggregator that allows employers to find freelance HR specialists who can assist with short-term or one-time assignments. Our Virtual Recruiter product uses a pay for performance pricing model that is particularly appealing to customers that are seeking to fill time sensitive, highly frequent vacancies, such as mass recruitment. We are also testing the scale of our ClickMe tool, which operates on a CPC model and allows our customers to reach a wider audience and increase their traffic by advertising on third party sites. We believe our ClickMe tool provides us with an advantage over our competitors due to our earlier adoption of a CPC model in Russia, and its development helps mitigate the risk and reduce costs in the event that our competitors switch to a CPC or cost-per-action model. Our ClickMe tool model can also be used for our other recruitment services, such as our Virtual Recruiter tool, as it allows our customers to effectively source candidates outside our traditional platform, eliminating the need for alternative channels.

We offer job seekers various fee-based career and promotional services, including CV search push-up, CV constructor and career advisory services.

Our Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

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

We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies that are looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” We served approximately 322,000, 351,000 and 515,000 paying customers in the years ended December 31, 2019, 2020 and 2021, respectively.

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

The following table provides a breakdown of our customer base by type of customer account, as a percentage of revenue for a year indicated:

	As of December 31,
	2019	2020	2021
Russia
Key Accounts	34.0%	35.9%	33.1%
Small and Medium Accounts	53.8%	52.5%	55.8%
Other customers	4.8%	4.8%	3.8%
Other segments (all accounts)	7.4%	6.7%	7.3%
Total	100%	100%	100%

The following table provides a breakdown of our customer base by type of customer account and by region, as a percentage of revenue for the year ended December 31, 2021:

		Small and Medium
(for the year ended December 31, 2021)	Key Accounts	Accounts
Moscow and St. Petersburg region	24.2%	30.6%
Other regions of Russia	8.9%	25.2%
Total	33.1%	55.8%

In the years ended December 31, 2019, 2020 and 2021, we had 11,125, 11,801 and 13,640 Key Accounts customers in Russia, respectively. In the same periods, we had 285,300, 314,845 and 469,866 Small and Medium Account customers in Russia, respectively. We maintain long-term relationships with our customers, particularly our Key Accounts customers.

We have a highly diversified customer base, particularly in Russia. Our top 10 customers represented 3.5% of our total revenue for the year ended December 31, 2021. Our customers also represent a broad range of industries, including retail, IT, construction and finance, resulting in balanced exposure to the economies of the Russian markets in which we operate.

We use average revenue per customer (“ARPC”) to track the average revenue we receive per customer during a specified period. ARPC is calculated by dividing revenue from customers during a specific period by the number of customers who received paid services during the same period. We calculate ARPC separately for Key Accounts and for Small and Medium Accounts. ARPC is impacted by the type of customer and the duration of our relationship with our paying customers. Key Accounts purchase higher usage of our services and typically purchase longer subscriptions. Small and Medium Accounts purchase less usage of our services or purchase shorter or one-off subscriptions. As a result, an increase in Key Accounts typically results in a higher ARPC while an increase in Small and Medium Accounts typically results in a lower ARPC. In addition, newer customers tend to purchase less usage and therefore, lower priced services, resulting in a lower ARPC, whereas more established customers typically purchase more usage, and therefore, higher priced services, resulting in a higher ARPC. The following tables provide a breakdown of our ARPC by type of customer account:

	As of December 31,
	2019	2020	2021
Russia (in RUB)
Key Accounts	237,897	251,807	387,872
Small and Medium Accounts	14,700	13,822	18,979

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

The Russian online recruitment market is characterized by a dynamic competitive landscape and ongoing technological evolution. We face competition mainly from Russian online job portals, online classifieds platforms with presence in the jobs vertical and offline media. Our key competitors include Russian online recruitment services providers such as SuperJob.ru and Rabota.ru, who also offer access to CV databases and job posting services. In December 2020, we completed the acquisition of Zarplata.ru, a former competitor, as part of our growth strategy to strengthen our market positions in regions of Siberia and Ural. As part of its broader strategy of expanding its ecosystem, Sberbank, Russia’s largest commercial bank, acquired Rabota.ru in 2019. During 2020, Sberbank has rebuilt Rabota.ru’s tech platform, revitalized its brand, started active marketing campaign and partially integrated it in Sberbank’s financial network. In March 2021, Rabota has introduced a free ATS system “SberHiring” which allows to automate the hiring process.

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

The main monetization model adopted in the Russian online recruitment market is either providing paid access to a CV database, charging a fee per job posting or a combination thereof. Should some international players, such as Indeed, expand their operations in Russia and propose to the market an alternative monetization model adopted elsewhere, such as CPC, we might be forced to change our business model accordingly. However, we believe that with successful introduction of our ClickMe product, which operates on the cost-per-click (“CPC”) model, we are well positioned and prepared for such challenges.

The competition in Human Capital Management (“HCM”) services is largely fragmented and differs across various types of services. Currently, key competitors in broader HCM space are large international, such as Oracle and SAP, and local, such as 1C and IBS, IT service providers, while future competition may arise from growing HR technology start-up companies, as well as new developing business and monetization models, such as recruiting chat bots or advertising agencies, providing recruiting services on cost-per-acquisition basis.

Sales and Marketing

Our sales and marketing efforts are focused on increasing job seeker traffic, promoting our brand name and further establishing our reputation as the leading recruitment platform in Russia. We employ a diverse mix of marketing and communications channels to attract and retain customers, and we are not dependent on any single marketing channel. For the year ended December 31, 2021, we acquired approximately 80% of customers that were new to our platform by using free marketing channels, according to our internal data. In the years ended December 31, 2019, 2020 and 2021, our advertising spend was ₽1,047 million, ₽1,105 million and ₽2,113 million, or 13.4%, 13.3% and 13.2% of our total revenue, respectively. In the year ended December 31, 2021, roughly half of total spend was on digital advertising (including search engines and social media), one-fifth on TV advertising and the rest on other marketing channels (including outdoor and other offline advertisements). We also use different advertising channels to target our regional markets, which we adapt to each region’s evolving needs, such as using offline advertising in one region versus digital marketing in another.

According to our internal data and Google Analytics as of December 2021, 92% of our website traffic came from free marketing sources, such as a user typing our name into a search engine, organically typing our name into a browser that takes a user directly to our website, by email distributions to our registered users or through referrals, where a current user refers a new user to our website. Only 8% of our website traffic came from paid advertising, such as CPC or meta search, during the same period, and our TV advertising campaigns promote awareness and help generate more traffic through free marketing sources.

Job seekers

We target job seekers primarily through digital marketing, TV and outdoor advertising, and the effectiveness of our marketing campaigns has been demonstrated by the increase in the incoming traffic from our target group. We focus our advertising efforts on attracting job seekers, which, in turn, attracts more paying customers to our platform.

Small and Medium Accounts

Small and Medium Accounts represent a large market opportunity for us, and we continuously focus on increasing our brand awareness with these customers. Our various marketing campaigns, such as telemarketing and search engine advertising, are targeted at these customers, promoting our reputation, increasing our brand awareness and educating our audience about the existence of online recruiting. In addition, our job seeker TV marketing campaigns also have proven to attract more Small and Medium Accounts customers directly. We also have 109 sales professionals who are dedicated to selling services to Small and Medium Accounts as of December 31, 2021.

Key Accounts

We maintain close contact with our Key Accounts customers through our participation in industry conferences and events and by providing various educational services, such as HR webinars and online education, which help Key Accounts customers use our products more effectively. In addition, 81 members of our sales team representatives cater to the needs of our Key Accounts customers on a daily basis as of December 31, 2021. With our established customers, we promote our portfolio of HCM services to increase customer engagement and customer retention, which continue to be the driving forces behind our growth.

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

As at December 31, 2021, we had a total of 370 employees on our sales force, 318 of which are in Russia and 52 of which are in other countries. The following table demonstrates our number of sales employees broken down by region:

As at
Geography	December 31, 2021
Russia	318
Kazakhstan	35
Belarus	16
Azerbaijan	1
Total	370

Most of our customers are self-served and use our platform without any interaction with the salesforce. When customers require support from the sales force, we interact with them at every point of contact on our platform, from registration and initial product introduction to recurring service use. A new customer first interacts with our registration group, which consists of 42 people based in Yaroslavl who are responsible for client verification and fraud prevention. The registration group inputs key data and ensures an accurate and smooth onboarding process. Then, our telesales team, which consists of 67 people based in Yaroslavl, takes over, and the customer is assigned to a sales manager depending on its region of operations. Next, the customer is moved to the customer development team, who assigns the customer to the Small and Medium Accounts team, or to the Key Accounts coverage teams. These specialized sales teams cater to the specific type of customer, depending on their needs. Additionally, our CRM notification system powered by predictive analytics tools analyzes customer activity on our platform in real time and, based on predictive analytics, suggest relevant actions to our sales force, further enhancing our ability to proactively provide efficient, personalized service to each customer.

Our Platform

Our users access our platform through desktop sites, mobile sites and mobile applications. Our back-end technology, built on a Java base and PostgreSQL database, is consistently used in all front-end interfaces, to promote the logical consistency and relevance of data. For the desktop version of our site, we use standard web technologies and an adaptive layout to work on mobile and tablet devices in addition to mobile applications and our mobile site. Our customers predominantly use our desktop platform where they can access full employer functionality, but both job seekers and employers are increasingly turning to mobile devices to access our platform. In terms of unique monthly average users, for the years ended December 31, 2020 and 2021, 71% and 72%, respectively, of our traffic came from mobile devices.

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

	For the year ended December 31,
	2019	2020	2021
(in thousands)
Cumulative iOS downloads	6,691	8,126	9,661
Cumulative Android downloads	15,535	20,153	23,888
Total	22,226	28,279	33,549

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

Our application is ranked among the top applications on app store-generated lists for business- related free applications in both the iOS and Android application stores in Russia. Job seekers using our mobile applications typically return more frequently than those accessing our platform via desktop sites. In addition to receiving updates, job seekers using our applications also receive push notifications based on the data they provided and certain behavioral traits. For example, job seekers may receive notifications about newly posted vacancies that may be of interest to them based on their previous search patterns. These personalized messages assist in increasing our job seeker retention rate. As of December 31, 2021, 75% of registered job seekers used our mobile platform only (including both mobile website and applications). A significant share of registered job seekers (47% in December 2021) are using only our mobile applications. We continuously enhance job seeker experience on our mobile platform in order to improve conversions of mobile traffic into applications from job seekers.

Some of our Key Accounts customers can interact with our services through paid access to our API interface, which allows them, for example, to create job postings and process applications.

Technology and Intellectual Property

We design, test and update our website and develop our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our product portfolio and enter new market segments, without compromising quality or customer continuity. Our site experienced 99.93% average uptime for the year ended December 31, 2021. We also use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

As of December 31, 2021, our services were supported and enhanced by a team of 264 experienced and dedicated product development and system administration employees with in-depth knowledge of information technologies and online recruitment. We have grown this team from 151 to 176 to 264 employees, as of December 31, 2019, 2020 and 2021, respectively. We also provide ongoing education to our product development team to ensure that our team is up to date on new technologies and advances in our markets. Our development team is responsible for product innovation, testing, user experience improvements, search engine optimization and online advertising. The number and the quality of new technology releases from our development team is constantly rising, with the number of technological bugs per release consistently declining. For example, we had 0.29 bugs per release in 2020, which we decreased to 0.26 bugs per release in 2021. We have been able to develop innovative and effective products and services to meet the evolving needs of our customers, and we plan to continue to strengthen our development function.

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

Our AI system also efficiently assists with our CV moderation process. We evaluate and approve each CV submitted to our database to ensure quality, and for the year ended December 31, 2021, all of the CVs submitted to our database were screened by our AI and heuristics system, with on average approximately 69% of CVs receiving approval from our AI to be posted on our database without the need for further human action.

AI improves the conversion of users to registered users, the conversion of registered users to those who upload their CV to our database, as well as the conversion of users in our CV database to submit applications for a posted vacancy. Our AI improves the functionality and effectiveness of our products, driving our revenue while providing our customers with high quality service. During 2021, our AI systems on average facilitated approximately 601,600 relevant vacancy applications and views of employers contact details daily, which increased by 110% compared to 2020. Our development team focuses on improving our AI Smart Matching Systems.

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

Our technology infrastructure

We host our platform at two data centers in Moscow, and we have two backup servers located at these data centers and one backup server located at our offices in Moscow. We also have one backup storage facility at the headquarters of our key operating subsidiary in Moscow. We have designed our websites, applications and infrastructure to be able to support high traffic volume. Our average uptime has exceeded 99% since 2017, with an average uptime of 99.9% for the year ended December 31, 2021. With network bandwidth of 20 gigabits per second, our infrastructure offers significant headroom, well in excess of our current outgoing traffic needs of around 4 gigabits per second. Our platform is also more than capable of handling a peak load, which was estimated to be approximately 12,000 requests per second that our platform was able to handle during one of our busiest traffic periods in November 2021. Further, we continuously monitor and stress test our traffic and storage capacities through conducting heavy stress tests of 10,000 requests per second, and we maintain a predictable load limit of approximately 11,260 requests per second. We conduct these tests and monitor our infrastructure capabilities in order to continue constantly grow and upgrade our platform. Since 2003, we have processed cumulatively over 1.2 billion job applications.

Our intellectual property

We own our domain names and trademarks relating to the design and content of our website, including our brand name and various logos and slogans. As of February 2022, we held more than 110 registered trademarks in Russia, Cyprus, Belarus, Kazakhstan and other countries in which we operate, including Uzbekistan, Georgia, Azerbaijan and Kyrgyzstan, including our name and certain marks associated with each project.

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

Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

●	broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and
●	an unlimited registration period-unlike the ordinary trademarks (which can be registered for 10 years and renewed for each subsequent 10 years period an unlimited number of times), the well-known trademarks registration generally remains effective for an unlimited period of time.
●	In order to register a mark as a well-known trademark, a person using the mark must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as the results of consumers surveys, documentary evidence of costs incurred for the advertising of the mark, etc.). Rospatent must take a decision on the application within 10 months, but this period may be extended subject to the regulator’s requests for and consideration of additional documents and/or clarifications from the applicant.

The application may be denied in the following circumstances:

●	the applicant has not provided the documents evidencing that the relevant mark has become well known; or
●	the relevant mark has become well known after the priority date of another person’s trademark which is identical or confusingly similar with the relevant mark and which has been registered for the use in respect of similar goods.

The mark is recognized as a well-known trademark from the date of its registration (i.e. its entry into the register of well-known trademarks).

In light of the recent conflict, export controls and international businesses suspending operations in Russia or leaving Russia, there have been discussions led by FAS as regards allowing so-called “parallel import” (import into Russia without the permission of the right holders).

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

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

●	advertising that may induce criminal, violent or cruel behavior;
●	advertising that judges or otherwise humiliates those who do not use the advertised product;
●	use of pornographic or indecent materials in advertising;
●	use of foreign words that may lead to the advertising being misleading;
●	statements that the advertised product has been approved by state or municipal authorities or officials;
●	depiction of smoking and alcohol consumption;
●	advertising of healing properties of a product that is not a registered medicine or medical service; and
●	omission of material facts that leads to advertising being misleading.

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

On July 2, 2021, the President of the Russian Federation signed the Federal Law N 347-FZ of 02.07.2021 on Amendments to the Federal Law on Advertising, providing the creation of a unified system for recording online advertising. Thus, from September 1, 2022 onwards all advertisers, advertising distributors and advertising system operators who place advertisements on the Internet aimed at attracting the attention of advertising consumers located in the Russian Federation and who meet the criteria defined by the Russian Government must provide information on such advertisements to Roskomnadzor, which will automate the collection, processing, recording, storage and access to information on online advertising.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically name and contact details are considered to be personal data. The amendments to the Personal Data Law (which entered into force on March 1, 2021) set forth new rules on processing of a specific type of personal data, being personal data which are made available to the general public (the “Relevant Data”). Relevant Data would comprise user profiles which are publicly available.

Russian law uses the term “data operator” to denote a person who determines the scope and purposes of the processing (this notion is equivalent to the notion of the “data controller” under the GDPR). Russia also has a notion of “person involved into the data processing by the data operator” which is equivalent to the notion of “data processor” under the GDPR.

The Personal Data Law, among other things, requires, subject to a limited number of exceptions, that an individual provide specific, informed and conscious consent to any processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data. In respect of most types of data, the Personal Data Law does not require the consent to be in writing (under the Personal Data Law, “in writing” means hand-written or subject to qualified electronic signature) but requires that the consent be in a form that, from an evidential perspective, sufficiently attests to that the data subject.

The consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the data subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any biometrics; (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects (e.g. under Russian law, the United States is one of such states); and (iv) the certain types processing of an employee’s personal data, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature.

The Relevant Data can only be processed/transferred to third parties to the extent there is a consent of the data subject (the consent shall be in the form to be prepared by Roskomnadzor, the Russian data protection authority). On February 24, 2021, Roskomnadzor adopted an order setting out the requirements to the consent of the data subject for distribution, which came into force as of September 1, 2021 and will be effective until September 1, 2027. The data subject may specify (in such consent) certain restrictions on data processing (such restrictions can, however, not apply to processing in state or public interest). In the absence of consent, the data controller cannot disclose the Relevant Data to third parties or otherwise process it. The burden of proof in respect of receipt of consent to processing of the Relevant Data lies with the data controller which is processing data. In the absence of the consent, the data controller can process the Relevant Data internally (i.e. without transfer to third parties), only if the data subject directly provided the Relevant Data to such data controller.

The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. The new rules with respect to the Relevant Data also allow the data subject to demand that the data controller/third parties cease to process his/her Relevant Data. Unless the processing is stopped upon receipt of the relevant request, the data subject can oblige the data controller to stop the processing through the court proceedings. The rules do not apply to processing by the Russian state authorities.

By accepting our offer, users consent to the processing of their personal data by clicking an icon indicating their consent to the offer. Consent can be obtained by the operator itself or using the information system of Roskomnadzor, which provides the formal procedure for the interaction of the data subject with the data operator.

According to the Personal Data Law, personal data operators are required to conduct certain types of processing (“restricted processing actions”) of personal data of Russian citizens (when gathering such personal data) with the use of Russian databases (this obligation is referred to the “Russian data localization rules”). These types of such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. The Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. These data may be transferred abroad by way of cross- border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below).

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

The Yarovaya Law requires telecom providers and arrangers of information distribution by means of internet (the “arranger”) to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications). Arrangers are required to ensure such storage for a period of one year. As of July 1, 2018, the arrangers are required to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of six months. In December 2020, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation suggested delaying implementation of certain requirements on data storage for one year in light of the COVID-19 outbreak and related worsening in economic conditions. The term arranger denotes a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an internet user.

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

Failure to obtain consent or comply with the other rules of data privacy laws may lead to civil, criminal, disciplinary and administrative liability. The amount of fines is being constantly increased by the Russian legislations (currently the maximum fine is set forth for violation of the Russian data localization rules, as described above, and it equals ₽18 million, while a legislative initiative is being discussed to introduce turnover-based penalties for personal data breach). Moreover, under Federal Law No. 236-FZ “On the Activities of Foreign Persons in the Information and Telecommunications Network ‘Internet’ on the Territory of the Russian Federation,” dated July 1, 2021, liability for failure to comply with the Russian data localization rules may include, for example, prohibitions or restrictions on personal data processing or export, prohibitions on payments from Russia and advertisements of and on the relevant resource and/or marking of the resource as non-compliant in search results of search engines. The persons processing personal data in violation of the rules are also obliged to terminate or procure the termination of any wrongful processing of personal data. The authorities are also be entitled to block access from Russia to the resources which process personal data in violation of the rules. A special register (Register of Infringers of Rights of the Personal Data Subjects) has been established to record information on the unlawful processing of personal data.

The Law on Information also sets forth certain content moderation rules. This law provides for an obligation of online businesses to adopt notice-and-take-down approach and delete (block) information which, under Russian law, is considered illicit immediately upon notice from the authorities and requires certain businesses (e.g. audiovisual services owners and social networks with more than 500,000 daily users) to review and proactively delete illicit content. In December 2021, Russian courts issued major fines (up to circa US$100 million) against several global companies for failure to comply with these rules.

There have been recent discussions as regards the risk of blocking of Internet in Russia from inside or from the outside of Russia. If this risk materializes, our services may be temporarily or fully unavailable in Russia.

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

C. Organizational Structure

Please refer to Note 27 to our consolidated financial statements included elsewhere in this Annual Report for a listing of the company’s consolidated subsidiaries, including name, country of incorporation and proportion of ownership interest.

D. Property, Plant and Equipment

The principal executive office of our key operating subsidiary is located at 9/10 Godovikova Street, Moscow, 129085, Russia. We also lease operating office space in Yaroslavl, Saint Petersburg, Voronezh, Nizhny Novgorod, Krasnodar, Sochi, Kazan, Ekaterinburg, Novosibirsk and Vladivostok, Russia; Minsk, Belarus and Almaty, Kazakhstan. Our additions to property and equipment and intangible assets in the year ended December 31, 2021 were ₽1,634 million, and they primarily consisted of goodwill and intangible assets of ₽1,362 million acquired in a business combination (please refer to Note 8 to our consolidated financial statements included elsewhere in the Annual Report for more information).

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the Item 3. “Key Information, D. Risk Factors” section of this Annual Report. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 92% of which was free for us as of December 2021, according to our internal data, and we were the fifth most visited job and employment website globally as of January 1, 2022, according to the latest available data from SimilarWeb. Our CV database contained 41.8 million, 48.2 million and 54.5 million total CVs as of December 31, 2019, 2020 and 2021, respectively, and our platform hosted a daily average of approximately 588,000, 608,000 and 933,000 job postings in the years ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, our platform averaged 21.9 million, 22.5 million and 28.5 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 322,000, 351,000 and 515,000 paying customers on our platform for the years ended December 31, 2019, 2020 and 2021, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy.

Our total revenue was ₽7,789 million, ₽8,282 million and ₽15,968 million in the years ended December 31, 2019, 2020 and 2021, respectively. During the same periods, our net income was ₽1,581 million, ₽1,886 million and ₽5,493 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Impact of the Latest Geopolitical Developments on the Company

As far as we are aware, neither we nor any of our subsidiaries is directly subject to any sanctions announced through the date of this Annual Report by the United States, the United Kingdom, the European Union or other countries.

As the market situation is constantly evolving, it’s difficult to accurately predict the full impact of the sanctions that were introduced, and, despite very strong online recruitment industry fundamentals, we cannot guarantee that these sanctions will not adversely affect the Russian economy or our business activities and financial position.

Neither we nor any of our subsidiaries have any operations or generate any revenue in Ukraine. In the ordinary course of business, our subsidiaries, like many Russian companies, have routine commercial operations with and generate revenues from Russian persons and entities that have been recently sanctioned. The share of revenue generated from such newly sanctioned entities is not substantial for us due to the low customer concentration in our revenue structure and business model. In addition, one of our Russian subsidiaries currently has an outstanding Ruble-denominated loan with one of the sanctioned banks, VTB Bank.

To the extent applicable to us and our operations, we have complied and intend to continue to comply with all applicable sanction laws and regulations. However, there is no assurance that our operations with sanctioned entities would not be viewed as activities meeting the criteria for “secondary” economic sanctions under applicable United States legislation.

At the date of this Annual Report, our management believes that our ability to conduct business has not been inhibited by the sanctions that were recently introduced. We have a strong balance sheet, with a significant cash balance and a low Net Debt / Adjusted EBITDA ratio. Our subscription-based business model is highly cash generative, and we recently paid an interim dividend for the year December 31, 2021. Our debt is due in more than 12 months, including a ₽4 billion bond payable at the end of 2023, and our subsidiary’s loan with VTB Bank matures in 2025. All of these factors allow us to maintain our cash position and preserve financial flexibility even in the case of a protracted economic downturn. However, recently the United States, the United Kingdom, the European Union authorities announced that certain Russian banks may be disconnected from SWIFT. While we believe that this will not impact our day-today operations adversely, if all Russian banks will be disconnected from SWIFT, we may experience difficulties in conducting payments to our shareholders abroad, including dividend payments.

There is no assurance that the ability of U.S. persons to acquire and trade in our securities will not be restricted. Moreover, on February 28, 2022, Nasdaq suspended trading of our ADSs amid escalation of the conflict between Russian and Ukraine and the rapidly evolving situation around sanctions and there can be no assurance that trading of our ADSs will be resumed by Nasdaq and that the ADSs will not be delisted from Nasdaq and moved to the over-the-counter market.

We will continue to closely monitor all developments in the key markets in which we operate and analyze recently introduced and potential additional sanctions, in order to be able to react to the changing environment accordingly and to make every effort to make sure we minimize any negative impact on our business.

Impact of COVID-19 on Our Operations and Financial Position

The ongoing COVID-19 pandemic has affected our financial results mostly via decrease in business activity in Russia, especially as a result of measures taken by authorities to curb the spread of COVID-19, such as shelter-in-place orders, the implementation of non-working days and businesses closures. A decrease in business activity may result in a decrease in a number of job postings advertised by our customers and the number of CV database subscriptions purchased or renewed, leading to a decrease in our revenue.

The most severe restrictions in Russia were in place from March 30, 2020 to May 11, 2020, when a nation-wide period of non-working days was introduced and shelter-in-place orders were in effect in Moscow. This affected our revenues in the first and second quarter of 2020. A gradual recovery of business activities followed in the third quarter of 2020, resulting in the gradual recovery in our KPIs. As a result, year-to-year comparison of our financial results for 2021 is partly affected by the financial results for 2020.

From the second quarter of 2021 through the end of 2021, as economy recovered from the COVID-related restrictions of 2020, we saw increase in demand for candidates on the back of lagging candidate activity. This drives the increase in the number of paying customers on our platform and the increase in the average consumption per customer and may be a temporary effect.

We have seen no measurable and adverse impact of COVID-19 on our financial position as of December 31, 2021. However, our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19. See Item 3.D “Risk Factors—Risks Relating to Our Business and Industry—A regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers.”

Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker.

In December 2020, we acquired 100% share in Zarplata.ru and in March 2021, the Group obtained control over Skillaz. Before the acquisitions, our operating segments were “Russia”, “Belarus”, “Kazakhstan” and “Other Countries”. After the acquisitions, we further subdivided our operations in Russia into “Russia (hh.ru)” segment, representing all operations of our “Russia” segment before the acquisition, and “Russia (Zarplata.ru)” segment, representing operations by Zarplata.ru, and added the “Skillaz” segment, representing operations by Skillaz. Thus, our operating segments after the acquisitions are “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Other Countries”, and “Skillaz”. As each operating segment other than “Russia (hh.ru)” individually comprises less than 10% of revenue, for reporting purposes we combine all operating segments other than “Russia (hh.ru)” into “Other segments” category.

In addition, when reviewing our Russia operating segments (Russia (hh.ru) and Russia (Zarplata.ru)), we disaggregate revenue in this segment by customer location (including large cities, Moscow and St. Petersburg, and other regions in Russia) and type of customer account (Key Accounts and Small and Medium Accounts) to review relevant key operating performance measures within each group.

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

The following table sets forth our key operating performance indicators as of the dates (number of CVs and number of visible CVs) or for the periods indicated (number of paying customers, ARPC, daily average number of job postings and average UMVs):

	As of and for the year ended December 31,
	2019	2020	2021
Number of paying customers
Russia operating segments(2)
Key Accounts, total	11,125	11,801	13,640
Moscow and St. Petersburg	5,368	5,514	6,206
Other regions of Russia	5,757	6,287	7,434
Small and Medium Accounts, total	285,300	314,845	469,866
Moscow and St. Petersburg	123,295	129,599	172,669
Other regions of Russia	162,005	185,246	297,197
Foreign customers of Russia segment	1,253	1,579	2,782
Russia segment, total	297,678	328,225	486,288
Other segments, total	24,715	22,334	29,189
Total number of paying customers	322,393	350,559	515,477
ARPC (in RUB)(1)
Russia operating segments(2)
Key Accounts, total	237,897	251,807	387,872
Moscow and St. Petersburg	369,217	391,050	623,342
Other regions of Russia	115,451	129,684	191,299
Small and Medium Accounts, total	14,700	13,822	18,979
Moscow and St. Petersburg	20,922	19,494	28,272
Other regions of Russia	9,965	9,854	13,579
Other segments, total	23,345	24,977	39,686
Job postings (in thousands)	588	608	933
Average UMVs (in millions)	21.9	22.5	28.5
Number of CVs (in millions)	41.8	48.2	54.5
Number of visible CVs (in millions)	31.4	37.5	41.1
(1)	ARPC is calculated by dividing revenue by the number of paying customers, respectively, for the period.
(2)	The key operating performance indicators of Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

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

Our revenue is driven primarily by the number of database subscriptions active in a period and the number of jobs postings on our website. In addition, our revenue is impacted by the number of job seeker contacts viewed by a customer in a database subscription, the frequency with which customers pay to refresh their job postings (where a customer pays for the same job posting again so that it appears at the top of the job posting list), pay for premium placement of their job posting (where a customer pays for their job posting to appear at the top of search results) or purchase other value added services, such as display advertisements.

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

Key Financial Performance Indicators

Revenue by customer type

The following table sets forth the revenue from our customers broken down by region for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
(in thousands of RUB)
Key Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	1,981,959	2,156,248	3,868,460
Other regions of Russia	664,649	815,323	1,422,118
Sub‑total	2,646,608	2,971,571	5,290,578
Small and Medium Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	2,579,517	2,526,381	4,881,678
Other regions of Russia	1,614,359	1,825,497	4,035,679
Sub‑total	4,193,876	4,351,878	8,917,357
Other customers in Russia	329,893	342,993	506,436
Foreign customers of Russia	41,385	57,822	95,272
Russia, total	7,211,762	7,724,264	14,809,643
Other segments, total	576,979	557,843	1,158,390
Total Revenue	7,788,741	8,282,107	15,968,033
(1)	The revenue from Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

We generated 92.6%, 93.3% and 92.7% of our total revenue from our Russia segments (“Russia (hh.ru)” and “Russia (Zarplara.ru)”) for the years ended December 31, 2019, 2020 and 2021, respectively. In these segments, we generated 36.7%, 38.5% and 35.7% of total segment revenue for the years ended December 31, 2019, 2020 and 2021, respectively, from our Key Accounts and 58.2%, 56.3% and 60.2% of total segments revenue from Small and Medium Accounts for the same periods. Our Key Accounts are characterized by high customer retention rates, with 90% of customers who purchased our services in the year ended December 31, 2020 also purchasing our services in the year ended December 31, 2021, compared to 86% of customers who purchased our services in the year ended December 31, 2019 also purchasing our services in the year ended December 31, 2020. The number of our Small and Medium Accounts have historically grown faster than the number of our Key Accounts, as smaller businesses are increasingly discovering the efficiency and cost advantages of online recruiting and moving from offline forms of advertisements to online advertisements, assisted by our brand awareness campaigns. For the year ended December 31, 2020, this trend was muted by the COVID-19 pandemic and related government measures to curb its spread, which mostly affected our Small and Medium Accounts. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, resulting in substantial contract liabilities on our balance sheet.

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

	For the year ended December 31,
	2019	2020	2021
Key Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	25.4%	26.0%	24.2%
Other regions of Russia	8.5%	9.8%	8.9%
Sub‑total	34.0%	35.9%	33.1%
Small and Medium Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	33.1%	30.5%	30.6%
Other regions of Russia	20.7%	22.0%	25.2%
Sub‑total	53.8%	52.5%	55.8%
Other customers	4.2%	4.1%	3.2%
Foreign customers of Russia	0.5%	0.7%	0.6%
Russia, total	92.6%	93.3%	92.7%
Other segments, total	7.4%	6.7%	7.3%
Total	100.0%	100.0%	100.0%
(1)	The revenue from Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

Russia Operating Segments

Key Accounts Revenue. Key Accounts in Russia accounted for 33.1% of our total revenue for the year ended December 31, 2021. Key Accounts tend to purchase higher volumes of services and more frequently use our additional value added services, such as ad displays and company-style branded pages than Small and Medium Accounts. Although the number of our Key Accounts has grown at a slower pace than Small and Medium Accounts over the last years, we have been increasing our ARPC in this group through focus on monetization improvements. On August 1, 2020, we introduced limits on the number of job seeker contact views for our new CV database subscriptions. For example, our annual access to the “All Russia” geographic segment of the CV database is now limited to 9,000 job seeker contact views. A limit depends on durations of a subscription, and the longer the duration, the higher the limit. After reaching a limit included in a subscription, a customer would need to purchase an extension (“top-up”) to view more job seeker contacts. An extension may be purchased together with the subscription depending on estimated usage. A “contact view” is an event where a customer un-hides the contact details of a job seeker on a CV. A customer may read through other sections of a CV, such as experience or education, before un-hiding a job seeker’s contact details. In our Key Accounts segment, where the effect of the introduction of limits is most sizable, additional revenue we received from top-up contacts has contributed approximately 15% increase in ARPC in 2021, compared to 2020.

Revenue in our Key Accounts segment increased by 78% in the year ended December 31, 2021 compared to the year ended December 31, 2020, as a result of a 16% increase in the number of paying customers and a 54% increase in the ARPC. The increase in the ARPC was mainly due to the following factors: (i) the increase in average consumption, which was driven mostly by competition for candidates amid lagging growth in the number of active job seekers, as well as low-base effect as consumption in 2020 was affected by COVID-related restrictions; (ii) revenue we received from top-up contacts within the new limited model in subscription products; (iii) and the increase in average unit price on the back of annual price inflation. Within Key Accounts, we derived 24.2% and 8.9% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2021.

Our Key Accounts were quite resilient to the COVID-19 pandemic on the back of the scale of their organizations and the high rates of customer retention of our subscription business model. For instance, in the second quarter of 2020, when the impact of COVID-19 was the most noticeable in Russia, the number of paying customers in our Key Accounts segments decreased by 0.4%, and revenue in this customer group decreased by 6.1%, compared to the second quarter of 2019. The decrease in the number of paying customers and revenue in Moscow and St. Petersburg was offset by an increase in Other regions of Russia, as they were less impacted.

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

Small and Medium Accounts Revenue. Small and Medium Accounts in Russia accounted for 55.8% of our total revenue for the year ended December 31, 2021. Revenue in our Small and Medium Accounts segment increased by 104.9% in the year ended December 31, 2021 compared to the year ended December 31, 2020, driven almost equally by the increase in the number of paying customers and the increase in ARPC. The number of customers in the Small and Medium Accounts segment grew by 49.2% in the year ended December 31, 2021 compared to the year ended December 31, 2020, mainly due to the growth in the number of customers in the Other regions of Russia. This was driven by economic recovery and low base effect in our “Russia (hh.ru)” segment, as well as addition of customers of our “Russia (Zarplata.ru)” operating segment. Within Small and Medium Accounts, we derived 30.6% and 25.3% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2021.

The COVID-19 pandemic adversely impacted our Small and Medium Accounts more than our Key Accounts. As our Small and Medium Accounts purchase fewer long-term subscription products, revenue generated from these accounts is more directly related to usage and they were more impacted during “shelter-in-place” orders than larger organizations. For instance, in the second quarter of 2020, when the impact of COVID-19 was the most noticeable in Russia, the number of paying customers in our Small and Medium Accounts segments decreased by 22.1% and revenue in this customer group decreased by 28.2%, compared to the second quarter of 2019. The decrease occurred both in Moscow and St. Petersburg and in Other regions of Russia, however, the Other regions of Russia were less impacted.

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

Other Customers Revenue. Other customers revenue is comprised of revenue from recruiters and ad agencies who purchase access to our CV database and advertising products, and job seekers who purchase a premium service such as CV highlight, which places their CV at the top of a search in our CV database. Other customers revenue accounted for 3.2% of our total revenue for the year ended December 31, 2021.

Other Operating Segments

We generated 7.3% and 6.7% of our total revenue from our other operating segments for the year ended December 31, 2021 and December 31, 2020, respectively. Total revenue in Other segments increased by 107.7% in the year ended December 31, 2021 compared to the year ended December 31, 2020, driven mostly by (i) increased business activities in Belarus and Kazakhstan, which was affected by the low base effect of financial results for 2020 and (ii) the acquisition of Skillaz in March 2021.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated.

	For the year ended December 31,
	2019	2020	2021
Personnel expenses	28.7%	31.2%	26.2%
Marketing expenses	13.4%	13.3%	13.2%
Other general and administrative expenses
Subcontractor and other costs related to provision of services	2.4%	2.4%	2.7%
Office rent and maintenance	2.7%	2.1%	1.9%
Professional services	4.5%	4.1%	2.9%
Insurance services	1.4%	2.2%	1.1%
Hosting and other website maintenance	0.5%	0.6%	0.5%
Other operating expenses	1.6%	0.9%	1.2%
Total other general and administrative expenses	13.1%	12.1%	10.3%
Operating costs and expenses (exclusive of depreciation and amortization)	55.2%	56.6%	49.7%

Personnel Expenses

Our personnel expenses consist primarily of salaries and benefits to our development staff, who represent 19.4% of our total number of employees, and salaries and benefits of our sales team, who represent 27.2% of our total number of employees as of December 31, 2021. In addition to a fixed base salary, which the majority of our staff receive, our sales staff derive a substantial portion of their salary from commissions based on performance. For all periods presented, the majority of the compensation paid to our sales personnel was performance based.

We anticipate that our personnel expenses will continue to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

Personnel expenses*	For the year ended December 31,
(in thousands of RUB)	2019	2020	2021
Sales	(404,658)	(453,109)	(730,433)
Marketing	(129,075)	(124,295)	(182,434)
Production	(134,331)	(152,119)	(258,551)
Development	(392,628)	(492,457)	(756,480)
Product	(118,895)	(148,667)	(271,171)
Administrative	(251,382)	(277,714)	(397,916)
Senior management	(172,510)	(138,951)	(214,186)
Board of directors	(15,097)	(30,099)	(30,460)
Subtotal	(1,618,576)	(1,817,411)	(2,841,631)
Tax and social	(455,494)	(483,986)	(766,685)
Capitalized R&D	31,261	12,443	16,860
Total	(2,042,809)	(2,288,954)	(3,591,456)
*	Adjusted for the equity-settled awards, including social taxes, IPO-related costs, SPO related costs and transaction costs related to business combinations.

Our personnel expenses comprised 28.7%, 31.2% and 26.2% as a percentage of revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

Our personnel expenses, excluding equity-settled awards and related social taxes, and personnel expenses which form part of our IPO-related costs, SPO-related costs, transaction costs related to business combinations, and other financing and transactional costs comprised 26.2%, 27.6% and 22.5% as a percentage of revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

Please see “Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” elsewhere in this Annual Report.

Marketing Expenses

We continue investing in our brand awareness in Russia with robust online, outdoor and TV advertising campaigns. Our total marketing expenses for the years ended December 31, 2019, 2020 and 2021 were ₽1,047 million, ₽1,105 million and ₽2,113 million, respectively.

Marketing expenses vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue investing in marketing activities, including offline channels, to strengthen our brand recognition and grow our job seeker and customer base.

As a result of our strategy to expand our business operations and create greater brand awareness, we expect that our marketing expenses will continue to increase in absolute terms as we invest in marketing in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our marketing expenses may decrease as a percentage of our revenue. Our marketing expenses comprised 13.4%, 13.3% and 13.2% as a percentage of revenue for the years ended December 31, 2019, 2020 and 2021, respectively. As a result of our continuous investment, we believe our brand remains an undisputed leader in top-of-mind awareness in Russia among other online recruitment portals, according to measurements performed by professional firms engaged by us.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and short-term office rent and maintenance costs. Our general and administrative expenses comprised 13.1%, 12.1% and 10.3% as a percentage of revenue for the years ended December 31, 2019, 2020 and 2021, respectively.

Non-IFRS Measures and Other Financial Information

	For the year ended December 31,
(in thousands of RUB, except percentages)	2019*	2020*	2021
EBITDA(1)	3,435,281	3,672,371	8,384,868
EBITDA Margin(2)	44.1%	44.3%	52.5%
Adjusted EBITDA(3)	3,930,747	4,103,715	8,652,564
Adjusted EBITDA Margin(4)	50.5%	49.5%	54.2%
Adjusted Net Income(5)	2,409,122	2,683,097	6,005,210
Adjusted Net Income Margin(6)	30.9%	32.4%	37.6%
*	These periods have been reclassified from prior periods. Please see “— Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” below for more detail.
(1)	We define EBITDA as net income/(loss) plus: (i) income tax expense; (ii) net interest costs; and (iii) depreciation and amortization.
(2)	We define EBITDA Margin as EBITDA divided by revenue.
(3)	We define Adjusted EBITDA as net income/(loss), plus: (i) income tax expense; (ii) net interest costs; (iii) depreciation and amortization; (iv) expenses related to equity-settled awards, including related social taxes; (v) initial public offering (“IPO”) related costs; (vi) secondary public offering (“SPO”) related costs; (vii) transaction costs related to business combinations; (viii) insurance expenses related to IPO; (ix) one-off litigation settlement and related costs; (xi) income from the depositary; (xi) net foreign exchange (gain)/loss; (xii) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (xiii) (gain)/loss on financial assets measured at fair value through profit and loss; (xiv) share of (profit)/loss of equity-accounted investees; (xv) other financing and transactional costs; (xvi) movement in tax provisions and related indemnities recognized upon business combinations.
(4)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

(5)	We define Adjusted Net Income as net income/(loss), plus: (i) expenses related to equity-settled awards, including related social taxes; (ii) initial public offering (“IPO”) related costs; (iii) SPO-related costs; (iv) transaction costs related to business combinations; (v) insurance expenses related to IPO; (vi) one-off litigation settlement and related costs; (vii) income from the depositary; (viii) net foreign exchange (gain)/loss; (ix) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (x) (gain)/loss on financial assets measured at fair value through profit and loss; (xi) share of (profit)/loss of equity-accounted investees; (xii) other financing and transactional costs; (xiii) movement in tax provisions and related indemnities recognized upon business combinations; (xiv) amortization of intangible assets recognized upon the acquisition of our predecessor; (xv) tax effect on adjustments.
(6)	We define Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

	As of December 31,
(in thousands of RUB, except ratios)	2019	2020	2021
Net Working Capital(7)	(2,994,358)	(3,849,012)	(6,127,547)
Total Debt	5,129,055	8,276,426	8,037,654
Net Debt(8)	3,039,840	4,908,816	1,214,426
Net Debt to Adjusted EBITDA Ratio(9)	0.8x	1.2x	0.1x
(7)	We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities, trade and other payables and other liabilities, in all cases, a current portion of a specific asset or liability.
(8)	We define Net Debt as current portion of our loans and borrowings, plus our loans and borrowings, less our cash and cash equivalents and short-term investments.
(9)	We define Net Debt to Adjusted EBITDA Ratio as Net Debt divided by Adjusted EBITDA.

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

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin or Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,
●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA.

	For the year ended December 31,
(in thousands of RUB)	2019*	2020*	2021
Net income	1,581,026	1,885,825	5,492,771
Add the effect of:
Income tax expense	644,422	685,772	1,374,834
Net interest expense	526,516	350,216	450,979
Depreciation and amortization	683,317	750,558	1,066,284
EBITDA	3,435,281	3,672,371	8,384,868
Add the effect of:
Equity‑settled awards and related social taxes(a)	178,953	249,286	486,601
IPO‑related costs(b)	190,284	—	—
Insurance expenses related to the IPO(c)	100,048	54,772	—
SPO‑related costs(d)	—	151,087	120,961
Transaction costs related to business combinations(e)	—	51,665	23,083
One‑off litigation settlement and related legal costs(f)	17,734	—	—
Income from the depositary(g)	(22,095)	(41,617)	(58,226)
Net foreign exchange loss/(gain) (h)	46,508	(83,030)	(1,424)
Gain on remeasurement of previously held interests in equity-accounted investees (i)	—	—	(223,308)
Gain on financial asset measured at fair value through profit or loss(j)	—	—	(34,508)
Share of loss of equity‑accounted investees(k)	30,542	49,181	17,925
Other financing and transactional costs(l)	—	—	28,044
Movement in tax provisions and related indemnities recognized upon business combinations(m)	—	—	(91,452)
Adjusted EBITDA	3,977,255	4,103,715	8,652,564
*	These periods have been reclassified from prior periods. Please see “— Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” below for more detail.
a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 20(a) and 29(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.
b)	In connection with the IPO, we incurred expenses related to legal, accounting, and other professional fees that are not indicative of our ongoing expenses.
c)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
d)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
e)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
f)	Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
g)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.

h)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
i)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
j)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
k)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
l)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
m)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽158 million of tax risks (other than income tax) due to their expiration and ₽67 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽91 million in 2021.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to Adjusted Net Income.

	For the year ended December 31,
(in thousands of RUB)	2019*	2020*	2021
Net income	1,581,026	1,885,825	5,492,771
Add the effect of:
Equity‑settled awards and related social taxes(a)	178,953	249,286	486,601
IPO‑related costs(b)	190,284	—	—
Insurance expenses related to the IPO(c)	100,048	54,772	—
SPO‑related costs(d)	—	151,087	120,961
Transaction costs related to business combinations(e)	—	51,665	23,083
One‑off litigation settlement and related legal costs(f)	17,734	—	—
Income from the depositary(g)	(22,095)	(41,617)	(58,226)
Net foreign exchange loss/(gain) (h)	46,508	(83,030)	(1,424)
Gain on remeasurement of previously held interests in equity-accounted investees(i)	—	—	(223,308)
Gain on financial asset measured at fair value through profit or loss(j)	—	(150)	(34,508)
Share of loss of equity‑accounted investees(k)	30,542	49,181	17,925
Other financing and transactional costs(l)	—	—	28,044
Movement in tax provisions and related indemnities recognized upon business combinations(m)	—	—	(135,546)
Amortization of intangible assets recognized upon the Acquisition(n)	415,787	415,787	415,787
Tax effect of adjustments(o)	(98,107)	(49,709)	(126,950)
Adjusted Net Income	2,440,680	2,683,097	6,005,210
*	These periods have been reclassified from prior periods. Please see “— Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” below for more detail.
a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 20(a) and 29(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.
b)	In connection with the IPO, we incurred expenses related to legal, accounting, and other professional fees that are not indicative of our ongoing expenses.
c)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
d)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

e)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
f)	Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
g)	Represents contributions we receive from the sole depository of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
h)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
i)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
j)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
k)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
l)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
m)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽158 million of tax risks (other than income tax) due to their expiration and ₽67 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽91 million in 2021.
n)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited (see “Presentation of Financial and Other Information” for more information about the Acquisition), a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
o)	Represents income tax on taxable or deductible adjustments presented above.

Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization):

	For the year ended December 31, 2019
			Other general and
	Personnel	Marketing	administrative
(in thousands of RUB)	expenses	expenses	expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(2,234,309)	(1,046,678)	(1,019,276)	(4,300,263)
Add the effect of:
Equity‑settled awards, including social taxes(a)	178,953	—	—	178,953
IPO‑related costs(b)	12,547	—	177,737	190,284
Insurance cover related to IPO(c)	—	—	100,048	100,048
One‑off litigation settlements and legal costs(d)	—	—	17,734	17,734
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(2,042,809)	(1,046,678)	(723,757)	(3,813,244)

	For the year ended December 31, 2020
			Other general and
	Personnel	Marketing	administrative
(in thousands of RUB)	expenses	expenses	expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(2,579,958)	(1,105,247)	(1,006,095)	(4,691,300)
Add the effect of:
Equity‑settled awards, including social taxes(a)	249,286	—	—	249,286
Insurance cover related to IPO(c)	—	—	54,772	54,772
SPO‑related costs(e)	38,677	—	112,410	151,087
Transaction costs related to business combinations(f)	3,042	—	48,623	51,665
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(2,288,954)	(1,105,247)	(790,290)	(4,184,490)

	For the year ended December 31, 2021
(in thousands of RUB)			Other general and
	Personnel	Marketing	administrative
	expenses	expenses	expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(4,183,569)	(2,113,439)	(1,652,207)	(7,949,215)
Add the effect of:
Equity‑settled awards, including social taxes(a)	486,601	—	—	486,601
SPO‑related costs (e)	55,939	—	65,022	120,961
Transaction costs related to business combinations(f)	21,530	—	1,553	23,083
Other financing and transactional costs(g)	28,044	—	—	28,044
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(3,591,455)	(2,113,439)	(1,585,632)	(7,290,526)
a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 20(a) and 29(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.
b)	In connection with the IPO, we incurred expenses related to legal, accounting, and other professional fees that are not indicative of our ongoing expenses.
c)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
d)	Represents one-off litigation settlement and costs related to administrative proceeding with the Federal Antimonopoly Service of Russia.
e)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
f)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
g)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

	As of December 31,
(in thousands of RUB)	2019	2020	2021
Calculation of Net Working Capital:
Trade and other receivables	57,908	69,120	154,602
Prepaid expenses and other current assets	119,249	179,118	234,514
Contract liabilities	(2,367,416)	(2,785,402)	(4,560,634)
Trade and other payables	(780,219)	(1,273,089)	(1,816,113)
Other current liabilities	(23,880)	(38,759)	(139,916)
Net Working Capital	(2,994,358)	(3,849,012)	(6,127,547)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

	As of December 31,
(in thousands of RUB)	2019	2020	2021
Calculation of Net Debt:
Loans and borrowings	4,064,501	7,791,326	7,338,876
Loans and borrowings (current portion)	1,064,554	485,100	698,778
Cash and cash equivalents	(2,089,215)	(3,367,610)	(6,523,228)
Short-term investments	—	—	(300,000)
Net Debt	3,039,840	4,908,816	1,214,426

Modification of the presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses as the nature of such gains and losses is not operational. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following table presents the effects of the changes on the presentation of non-IFRS measures as reflected in our previous reports:

(in millions of RUB)	For the year ended December 31, 2020
		Net foreign exchange
	Non-IFRS	gain and related income	Non-IFRS
	Prior Presentation	tax effect	Revised Presentation
Adjusted EBITDA	4,187	(83)	4,104
Adjusted EBITDA Margin, %	50.6%	(1.1) ppts	49.5%
Adjusted Net Income	2,733	(50)	2,683
Adjusted Net Income Margin, %	33.0%	(0.6) ppts	32.4%

(in millions of RUB)	For the year ended December 31, 2019
		Net foreign exchange
	Non-IFRS	gain and related income	Non-IFRS
	Prior Presentation	tax effect	Revised Presentation
Adjusted EBITDA	3,931	46	3,977
Adjusted EBITDA Margin, %	50.5%	0.6 ppts	51.1%
Adjusted Net Income	2,409	32	2,441
Adjusted Net Income Margin, %	30.9%	0.4 ppts	31.3%

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2019, including a year-to-year comparison between 2020 and 2019, and a discussion of our liquidity and capital resources for the year ended December 31, 2019, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

Comparison of the Year Ended December 31, 2021 to the Year Ended December 31, 2020

(in thousands of RUB)	For the year ended December 31,
	2020	2021
Revenue	8,282,107	15,968,033
Operating costs and expenses (exclusive of depreciation and amortization)	(4,691,300)	(7,949,215)
Depreciation and amortization	(750,558)	(1,066,284)
Operating income	2,840,249	6,952,534
Finance income	59,329	243,108
Finance costs	(409,545)	(659,579)
Changes in put liability to non-controlling participants in subsidiary	—	(32,467)
Net foreign exchange gain	83,030	1,424
Gain on remeasurement of previously held interest in equity accounted investees	—	223,308
Share of loss of equity‑accounted investees (net of income tax)	(49,181)	(17,925)
Other income	47,715	157,202
Profit before income tax	2,571,597	6,867,605
Income tax expense	(685,772)	(1,374,834)
Net income	1,885,825	5,492,771

Revenue

Our revenue was ₽15,968 million for the year ended December 31, 2021 compared to ₽8,282 million for the year ended December 31, 2020. Revenue for the year ended December 31, 2021 increased by ₽7,686 million, or 92.8%, compared to the year ended December 31, 2020, primarily due to an increase in revenue in Russia operating segments.

Russia segments revenue. Revenue in our Russia segments (comprising “Russia (hh.ru)” and “Russia (Zarplata.ru)” segments) was ₽14,810 million for the year ended December 31, 2021 compared to ₽7,724 million for the year ended December 31, 2020. Revenue in our Russia segments increased by ₽7,086 million, or 91.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to post-COVID rebound of economy, further adoption of online recruitment services, our monetization improvements, as well as low base effect when our revenue was low in the second and third quarter of 2020 on the back of COVID-19 related restrictions. As a global phenomenon, post-COVID economic recovery coupled with lagging job seeker activity resulted in increased competition for labour force, driving the number of paying customers and average consumption up, which may be a temporary effect. In 2021, our revenue in Key Accounts increased by 78%, compared to 2020, mostly due to an increase in ARPC in this segment by 54.0%, which was driven by an increase in average consumption, additional revenue we received from top-up contacts, and an increase in average price per unit as a result of annual price inflation, each of these three factors contributing relatively equally to ARPC growth. Revenue in our Small and Medium Accounts by 104.9%, driven almost equally by the increase in the number of paying customers by 49.2% (explained partly by the addition of Zarplata.ru customers) and the increase in ARPC by 37.3%, driven relatively equally by the increase in average consumption and the increase in average price per unit.

Other segments revenue. Our revenue in our other segments was ₽1,158 million for the year ended December 31, 2021 compared to ₽558 million for the year ended December 31, 2020. Revenue increased by ₽600 million, or 108%, compared to the year ended December 31, 2020, primarily due to the consolidation of Skillaz from March 31, 2021.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽7,949 million for the year ended December 31, 2021 compared to ₽4,691 million for the year ended December 31, 2020. Operating costs and expenses (exclusive of depreciation and amortization) for the year ended December 31, 2021 increased by ₽3,258 million, or 69.4%, compared to the year ended December 31, 2020. The main factors that contributed to such increases were an increase in personnel expenses of ₽1,604 million, an increase in marketing expenses of ₽1,008 million and an increase of other general and administrative expenses by ₽646 million.

Our personnel expenses for the year ended December 31, 2021 increased as a result of: (i) the addition of personnel expenses of Zarplata.ru from January 1, 2021 and personnel expenses of Skillaz from March 31, 2021; (ii) an increase in share-based compensation expense arising from the 2021 RSU Plan; (iii) an increase in headcount by 112 people in our “Russia (hh.ru)” segment from December 31, 2020 to December 31, 2021, primarily in our development and sales teams; (iv) recovery from the economic impact of COVID-19, such that our cost savings initiatives implemented during the year ended December 31, 2020 did not continue during the year ended December 31, 2021; (v) indexation of salary rates from April 1, 2021 and (vi) an increase of our sales team bonuses on the back of exceeding sales targets for the year ended December 31, 2021.

Our marketing expenses for the year ended December 31, 2021 increased by ₽1,008 million primarily due to: (i) an increase in marketing expense in our “Russia (hh.ru)” segment across various channels and (ii) the addition of marketing expenses of our “Russia (Zarplata.ru)” segment from January 1, 2021.

Our other general and administrative expenses for the year ended December 31, 2021 increased by ₽646 million mainly due to: (i) the addition of Zarplata.ru and Skillaz other general and administrative expenses and (ii) an increase in subcontractor costs in our “Russia (hh.ru)” segment on the back of the increase in revenue from other value-added services.

Depreciation and amortization

Depreciation and amortization were ₽1,066 million for the year ended December 31, 2021 compared to ₽751 million for the year ended December 31, 2020. Depreciation and amortization increased by ₽315 million, or 42.1%, compared to the year ended December 31, 2020, primarily due to amortization of intangible assets of Zarplata.ru and Skillaz measured at fair value on acquisition.

Finance income and costs

Finance income was ₽243 million for the year ended December 31, 2021 compared to ₽59 million for the year ended December 31, 2020. Finance income for the year ended December 31, 2021 increased by ₽184 million, or 310%, compared to the year ended December 31, 2020, primarily due to: (i) an increase in available cash balances throughout the year ended December 31, 2021 as compared to the year ended December 31, 2020 that were deposited, (ii) an increase in deposit interest rates due to gradual increase in the Key Rate of the Central Bank of Russia over the last 12 months from 4.25% as of December 31, 2020 to 8.5% as of December 31, 2021, and (iii) the ₽35 million gain we recognized in 2021 on remeasurement of the option to acquire 40.01% participation interest in Skillaz, the financial asset measured at fair value through profit and loss.

Finance costs were ₽660 million for the year ended December 31, 2021 compared to ₽410 million for the year ended December 31, 2020. Finance costs for the year ended December 31, 2021 increased by ₽250 million, or 61.1%, compared to the year ended December 31, 2020, primarily due: (i) interest accrued on non-convertible bonds issued in the fourth quarter 2020 to finance the Zarplata.ru acquisition and (ii) a gradual increase in the Key Rate of the Central Bank of Russia over the last 12 months from 4.25% as of December 31, 2020 to 8.5% as of December 31, 2021, which resulted in increase in the interest charge that accrued on our bank loan.

Net foreign exchange gain/(loss)

Net foreign exchange gain was ₽1.4 million for the year ended December 31, 2021 compared to a gain of ₽83 million for the year ended December 31, 2020. The net foreign exchange gain for the year ended December 31, 2021 reflects mostly the foreign exchange gain on USD-denominated cash balances, partly offset by the foreign exchange loss on USD-denominated payable, which mainly include dividends payable.

Income tax expense

Income tax expense was ₽1,375 million for the year ended December 31, 2021, compared to ₽686 million for the year ended December 31, 2020. Income tax expense for the year ended December 31, 2021, increased by ₽689 million compared to the year ended December 31, 2020, primarily due to increase in our profit before income tax from ₽2,572 million in the year ended December 31, 2020, to ₽6,868 million in the year ended December 31, 2021.

The effective tax rate was 29.0%, 26.7% and 20.0% for the years ended December 31, 2019, 2020 and 2021, respectively (see Note 13(c) of our consolidated financial statements included in this Annual Report).

For the year ended December 31, 2021, the effective tax rate equaled the statutory tax rate in the Russian Federation of 20% primarily due to the fact that the reversal of the provision for uncertain income tax positions, which is a mid-term factor set to cease as soon as the provision is released in full, were fully offset by (a) a non-deductible interest expense on the bank loan related to the Acquisition (see Note 21(a) in our consolidated financial statements included in this Annual Report), which we consider to be mid-term, and it may decrease in the future as we repay this bank loan and (b) other non-deductible expenses, mostly related to provision on social taxes related to our 2016 HeadHunter Unit Option Plan and 2018 HeadHunter Unit Option Plan (see Note 20 in our consolidated financial statements included in this Annual Report), which we consider to be mid-term as these programs would end.

Net Income

Net income was ₽5,493 million for the year ended December 31, 2021 compared to ₽1,886 million for the year ended December 31, 2020. Net Income increased by ₽3,607 million compared with the year ended December 31, 2020, primarily due to the reasons described above.

Recent Accounting Pronouncements

See Note 30 to our consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting standards issued. These new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

B. Liquidity and Capital Resources

Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility and non-convertible bonds (as described further below under the heading “—Indebtedness”). Other financial assets and liabilities include short-term investments, trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

As of December 31, 2021, our current liabilities exceeded current assets by ₽1,102 million. Our current liabilities were mainly represented by contract liabilities. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to exceed the total amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in the future.

The following are the remaining contractual maturities of financial liabilities at as of December 31, 2021. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

(in thousands of Russian Roubles)

	Contractual cash flows
	Carrying
Non-derivative financial liabilities	amount	Total	Less than 1 year	1-2 years	2-5 years
Bank loan	4,048,059	5,240,966	1,091,707	823,594	3,325,665
Non-convertible bonds	3,985,802	4,514,560	257,280	4,257,280	—
Lease liabilities	197,045	222,389	116,469	96,756	9,164
Trade and other payables	963,294	970,901	853,057	67,267	50,577
Other	3,793	3,871	784	3,087	—
Total	9,197,993	10,952,687	2,319,297	5,247,984	3,385,406

For information about our material capital expenditures as of December 31, 2021, see Item 4.D. “Information on the Company—Property, Plant and Equipment.”

Cash flows

	For the year ended December 31,
(in thousands of RUB)	2020	2021
Net cash generated from operating activities	3,214,573	8,659,380
Net cash (used in) investing activities	(3,227,607)	(1,575,289)
Net cash (used in)/generated from financing activities	1,114,050	(3,959,093)
Net (decrease)/increase in cash and cash equivalents	1,101,016	3,124,998

Net cash generated from operating activities

For the year ended December 31, 2021, net cash generated from operating activities was ₽8,659 million, compared to ₽3,215 million for the year ended December 31, 2020. The change between the periods of ₽5,444 million was primarily driven by: (i) an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and (ii) an increase in contract liabilities due an increase in advances received from customers.

Net cash used in investing activities

For the year ended December 31, 2021, net cash used in investing activities was ₽1,575 million and included (i) ₽234 million deferred consideration paid in the first quarter of 2021 for acquisition of Zarplata.ru, (ii) ₽556 million (net of cash acquired) paid for acquisition of 40.01% stake in Skillaz in the second quarter of 2021, (iii) ₽61 million paid in the second quarter of 2021 for acquisition of 25% in the charter capital of Dream Job LLC (Russia), and (iv) ₽366 million paid in the fourth quarter of 2021 for acquisition of a minority share in the charter capital of YouDo Web Technologies Limited, compared to ₽3,228 million net cash used in investing activities for the year ended December 31, 2020, which included mainly ₽3,004 million payment for acquisition of Zarplata.ru (net of cash acquired).

Net cash used in/generated from financing activities

For the year ended December 31, 2021, net cash used in financing activities was ₽3,959 million, compared to net cash generated from financing activities of ₽1,114 million for the year ended December 31, 2020. The change between the periods of ₽5,073 million was primarily due to the (i) issue of ₽4,000 million interest-bearing non-convertible bonds in the fourth quarter of 2020 to finance acquisition of Zarplata.ru not occurring in 2021; (ii) ₽1,096 paid in 2021 for repurchase of shares as we launched our share buy-back program in the end of 2021. (See Note 19 to our consolidated financial statements included in this Annual Report).

Indebtedness

In connection with the financing of the Acquisition, through our wholly owned subsidiary Zemenik LLC, on May 16, 2016, we entered into a syndicated credit facility with VTB, dated May 16, 2016, borrowing ₽5 billion (the “Credit Facility”). On October 5, 2017, we entered into an amendment to the Credit Facility pursuant to which we increased the maximum principal amount to ₽7 billion by borrowing an additional ₽2 billion. The applicable interest rate on the ₽7 billion principal amount was decreased from 3.7% to 2.0% above the Key Rate of the Central Bank of Russia, and certain key financial covenants were amended. An additional ₽2 billion was then distributed to our shareholders.

On April 22, 2019, we signed Amendment No. 5. In order to simplify our intra-group arrangements, in accordance with Amendment No. 5, the outstanding debt related to Tranches C and D in the total principal amount of ₽1.9 billion as well as any interest accrued thereon and outstanding as of the date of Amendment No. 5, were assigned to HeadHunter Group PLC. Matching amendment agreements were also signed to the security documentation. Capitalized terms in this paragraph have the definitions provided in the Credit Facility.

On August 24, 2020, we refinanced our Credit Facility by entering into the 2020 Credit Facility, which superseded the Credit Facility, by borrowing ₽4,615 million to repay the outstanding debt under the Credit Facility by Headhunter Group PLC and Zemenik LLC. The 2020 Credit Facility relaxed certain financial and behavioral covenants and extended the permitted term for a securities follow-on offering by December 31, 2021.

The 2020 Credit Facility was amended on December 10, 2020 (“2020 Credit Facility Amendment No. 1”) to allow Headhunter LLC to proceed with (i) the Bonds issuance, which were subsequently issued on December 14, 2020, (ii) the execution of options to acquire 40.01% in Skillaz and (iii) the Zarplata.ru Acquisition.

The 2020 Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender; 50% of the 2020 Credit Facility matures pursuant to a quarterly schedule starting from September 2020, in equal quarterly instalments, and 50% of the 2020 Credit Facility matures in June 2025. Headhunter FSU Limited, HeadHunter Group PLC and Headhunter LLC also provided independent guarantees in favor of VTB in connection with the 2020 Credit Facility. The 2020 Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. As of December 31, 2021, the Group complied with all financial and other covenants in the 2020 Credit Facility agreement.

The 2020 Credit Facility was collateralized with the shares of Headhunter FSU Limited and participation interest in Headhunter LLC.

The 2020 Credit Facility, as its predecessor, contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB, except for in certain circumstances, including, inter alia, dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the 2020 Credit Facility does not exceed 3.0:1.

On December 14, 2020, Headhunter LLC completed the placement of 6.45% ₽4 billion of 001P-01R series interest-bearing non-convertible non-documentary exchange bonds eligible for collective safe custody with a maturity up to 1,092 days. The Bonds will pay interest quarterly and are due in December 2023. This was the first Ruble bond offering by Headhunter LLC which utilized the ₽20 billion unsecured indefinite term bond program registered on October 14, 2020, with the Moscow Exchange.

On November 26, 2021, we entered into a second amendment to the 2020 Credit Facility to waive the change of control requirement and allow the Selling Shareholders to sell ordinary shares if such sale would result in their aggregate holding being below 35% of our total outstanding ordinary shares, to remove the time limit for any subsequent follow-on offerings of securities and to relax the conditions of certain other corporate covenants.

Buyback Program

On September 30, 2021, we announced a share buyback program under which we may repurchase up to an aggregate of ₽3 billion (or its equivalent in US dollars) of our ordinary shares represented by ADSs listed on Nasdaq over a period beginning on

October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of our board of directors to repurchase shares will expire (the “Buyback Program”). The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The primary purpose of the Buyback Program is to fund our long-term incentive programs. Our board of directors reviews the Buyback Program periodically and may authorize adjustment of its terms and size or suspend or discontinue the program. On March 3, 2022, we terminated share buyback, but may reinstate the Buyback Program by giving proper notice to the broker within its term. As of the date of this Annual Report, we have repurchased 283,673 ADSs pursuant to the Buyback Program.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in Part II of this Annual Report for further information.

C. Research and Development, Patents and Licenses, etc.

See Note 5 to our consolidated financial statements included in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Please refer to Note 6 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management Executive Officers and Board Members

The following table presents information about our current executive officers and Board, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Mikhail Zhukov	54	Chief Executive Officer and Board Member
Grigorii Moiseev	44	Chief Financial Officer
Dmitry Sergienkov	35	Deputy Chief Executive Officer
Other Senior Management
Olga Mets	41	Chief Marketing Officer of Headhunter LLC
Andrey Panteleev	33	Chief Commercial Officer of Headhunter LLC
Board Members
Douglas Gardner(1)	59	Board Member
Olga Filatova(1)(2)(3)	41	Board Member
Dmitri Krukov(3)	52	Chairman of the Board
Valentin Mashkov(2)	38	Board Member
Maksim Melnikov(2)(3)	45	Board Member
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The current business addresses for our executive officers and the members of our Board is c/o Headhunter LLC, 9/10 Godovikova Street, Moscow, 129085 Russia.

Executive Officers

Mikhail Zhukov has served as our key operating subsidiary’s Chief Executive Officer since February 2008 and as a member of our board of directors since May 2019. Prior to joining us, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

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

Dmitry Sergienkov has served as our key operating subsidiary’s Deputy Chief Executive Officer since July 2021 and is responsible for product development, strategy and corporate development. Prior to this role, Mr. Sergienkov served as our key operating subsidiary’s Chief Strategy Officer from August 2017 to July 2021 and has been instrumental in driving our organic and inorganic business expansion, the execution of our monetization strategy and building our public company franchise. Prior to joining us, Mr. Sergienkov served as Vice President in the Investment Banking Department at J.P. Morgan Chase in London, advising telecommunications, media and technology companies across Europe, Middle East and Africa in M&A and capital markets transactions. Mr. Sergienkov brings to our team international experience of working with the leading global technology companies as well as a breadth of knowledge of strategic investment decisions. He is a permanent member of CFA Institute and Association of Chartered Certified Accountants and holds a diploma in Strategic Management from State University of Management.

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

Board Members

Olga Filatova has served as a member of our board of directors since December 2020. Ms. Filatova is a people, HR technology and organization consultant. Ms. Filatova founded People Innovations, an independent HR consultancy, in June 2018. Previously, Ms. Filatova served as VP HR & Educational Projects for Mail.ru Group, a Russian internet company, from September 2016 to June 2018, and as Managing Director for HR for Severgroup, a private investment company, from July 2015 to September 2016. During 2002 to 2016, she also held various positions at heavy industries, FMCG and oil companies. Ms. Filatova received a Bachelor’s degree in general management with honours and a Master’s degree with honours in strategic and corporate governance from National Research University Higher School of Economics (HSE University) and an MBA from Stockholm School of Economics. Ms. Filatova is also a professor of the Department of Organizational Behavior and Human Resource Management at the Graduate School of Business at HSE University.

Dmitri Krukov has served as Chairman of our board of directors and as a member of our board of directors since May 2019. Mr. Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Currently, Mr. Krukov is a director on the boards for CIAN plc, an online real estate marketplace in Russia, and Banki.ru Holding Limited, the largest financial marketplace in Russia. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007, and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program at the Stanford Graduate School of Business in 1994-1995.

Valentin Mashkov has served as a member of our board of directors since August 2020. Mr. Mashkov is a partner at Elbrus Capital, a Russia and CIS-focused private equity business, since 2010. Currently, Mr. Mashkov is a director on the boards for Go Travel Un Limited, the leading travel metasearch company in Eastern Europe and Central Asia, and TransferGo Holdings Limited, a UK-based registered payment service provider. Before joining Elbrus Capital in 2010, Mr. Mashkov was Director for Investments and Portfolio Management at Interros from 2009 to 2010, and Associate in European Special Situations Group at Goldman Sachs from 2007 to 2009. Mr. Mashkov has served on boards of several private companies in Elbrus Capital’s portfolio as director or observer. Mr. Mashkov received a BA with honors in Economics from the Higher School of Economics in Moscow.

Maksim Melnikov has served as a member of our board of directors since May 2019. Mr. Melnikov has been the CEO and a member of the board of directors of the CIAN plc, an online real estate marketplace in Russia, since February 2014. From 2010 to 2014, Mr. Melnikov served as CEO and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

Douglas Gardner has served as a member of our board of directors since March 2022. Mr. Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and the Chairman of Audit & Finance Committee of Kaspi.kz, a board member and the Chairman of the Audit Committee of CIAN plc, and a board member of MTS Bank (PJSC), a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting from the University of Oklahoma.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (as of April 26, 2022)
Country of Principal Executive Offices	Russia
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

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

Total amount of compensation paid and benefits in kind provided to our executive officers, senior management and members of our board for the year ended December 31, 2021 was ₽467 million.

We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers. On July 27, 2021, our Board, based on the recommendation of the compensation committee, established the new HeadHunter Group PLC 2021 Restricted Stock Units Plan (the “2021 RSU Plan”), to provide a more straight-forward, predictable and competitive long-term incentive plan to retain our key talent. The maximum number of our ordinary shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of our ordinary shares issued and outstanding from time to time. As of December 31, 2021, the Board approved grant of 491,064 RSUs to the Group employees, of which 130,786 RSUs were granted as part of modification of the options granted under the HeadHunter Unit Option Plan in 2020.

On May 25, 2021 and on November 24, 2021, our Board, based on the recommendation of the compensation committee, approved the third annual grant of equity awards to the directors.

An aggregate of 6,813 ordinary shares was granted as equity awards to the directors as follows:

	Number	Grant		Lock‑up Expiration
Name	of Shares	Price	Date of Grant	Date
Martin Cocker	797	$37.65	May 12, 2021	May 12, 2024
Morten Heuing	797	$37.65	May 12, 2021	May 12, 2024
Dmitri Krukov	797	$37.65	May 12, 2021	May 12, 2024
Maksim Melnikov	797	$37.65	May 12, 2021	May 12, 2024
Thomas Otter	797	$37.65	May 12, 2021	May 12, 2024
Mikhail Zhukov	797	$37.65	May 12, 2021	May 12, 2024
Terje Seljeseth	797	$37.65	May 12, 2021	May 12, 2024
Valentin Mashkov	688	$43.58	August 6, 2021	August 6, 2024
Olga Filatova	546	$54.95	December 1, 2021	December 1, 2024

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

Awards/Options. Awards are granted by the board to participants by the issuance of a certificate, which evidences the rights of the participant to a financial benefit, payable by Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., and in the event of an initial public offering, rights to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board, contain a provision that waives or modifies any of the rules of the Management Incentive Agreement in the case of the participant to whom that option is granted.

Strike price. The price per share paid by our principal shareholders in the Acquisition. Participants who received grants in 2017, 2018 and 2019 may have a higher strike price.

Vesting period. 25% vested on the date of the IPO and was paid by our principal shareholders in cash. 18.75% vested on the first anniversary of the IPO and was settled in equity by the Company, 18.75% vested on the second anniversary of the IPO and was settled in equity by the Company, and 18.75% will vest on the third anniversary of the IPO, which will be settled in equity by the Company.

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

2021 RSU Plan

Under the 2021 RSU Plan, the Company may make grants of Restricted Stock Units (“RSUs”) for up to a maximum number of shares equal to six percent (6%) of the fully diluted aggregate number of ordinary shares issued and outstanding (by number) from time to time. Any RSU that is terminated or cancelled without any ordinary shares being delivered to any participant will become available for further RSUs under the 2021 RSU Plan. Each RSU carries the right to receive, at no cost to the recipient, one (1) share (either an ordinary share or an ADS in the discretion of the administrator) upon satisfaction of the applicable vesting conditions. The material terms of the 2021 RSU Plan are summarized below.

Plan administration. The 2021 RSU Plan is administered by our Board, and to the extent the Board does not exercise such authority, by our compensation committee of the Board (the “Compensation Committee”).

Eligibility. Individuals who are employees or directors of the Group are eligible for awards under the 2021 RSU Plan. An internal committee made up of the Company’s executive officers will identify potential recipients of RSUs and recommend such individuals to the Compensation Committee, who will in part recommend such list to the Board.

Awards. The administrator shall determine the terms of all RSU, subject to the limitations provided under the 2021 RSU Plan, and the Company shall furnish to each Participant an award agreement setting forth the terms applicable to the participant’s RSU. Such agreement may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the administrator, include an obligation on the participant to agree to lock-up arrangements with respect to award shares acquired pursuant to such RSU.

Vesting period. Unless otherwise provided in an award agreement and subject to the other provisions of the 2021 RSU Plan, RSU shall vest as to 25% of the shares subject thereto on the first anniversary of the date of grant and as to an additional 1/16th of the shares subject thereto on each succeeding three-month anniversary over the following 3 years, in each case subject to continued employment with the Group. Another vesting schedule for each RSU grant may be determined by the administrator at its own discretion.

Settlement. The Company shall settle the RSUs in ordinary shares as soon as reasonably practicable following the vesting date, but no later than two months following the vesting date.

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment within the Group company or upon purported transfer, assignment (other than to his personal representatives on the participant’s death), charging, pledging, disposal by, dealing with (including creating a trust over) or encumbering the option by the participant and in certain other circumstances as determined by the board.

Adjustments. In the event of any stock split or combination of shares (including a reverse stock split), reorganization, recapitalization, merger, exchange of stock, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the Administrator in order to avoid the enlargement or dilution of rights hereunder, the Administrator shall make adjustments to the maximum number Shares that may be delivered under the Plan and also make such changes in the number and kind of shares of stock, securities or other property (including cash) covered by outstanding RSU, and the terms thereof, as the Administrator determines to be appropriate.

Assignment. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, RSUs under the 2021 RSU Plan are generally non-transferable prior to vesting.

Alterations. The administrator may approve the amendment or alteration of any RSU in accordance with the terms of the 2021 RSU Plan, provided that no such amendment or alteration shall adversely affect or abrogate an RSU held by a participant without the participant’s consent unless, in the case of an adverse amendment or alteration that similarly affects all then outstanding unvested RSU, the participants holding at least seventy-five percent (75%) of such unvested RSU shall consent in writing to such amendment or alteration.

Tax. Participants shall be solely responsible for any taxes and currency control obligations arising by reason of RSUs held by them, and we, as a condition to the settlement of RSUs, may require a participant to take all steps required to satisfy any tax withholding or other payment obligation. Where the Company is acting as a tax agent for a participant under applicable law, we will (i) pay on such participant’s behalf any taxes, social contributions or other payments to the relevant authorities that are required by law to be paid with in respect of the RSUs, or (ii) withhold any monies from any compensation paid to such participant on account of tax (including an amount equal to any tax or social security contributions payable by any of the Group members) for income or employment tax purposes and pay such amount to any applicable tax authority.

Term. The 2021 RSU Plan became effective as of July 1, 2021 and shall expire on August 1, 2025 (unless terminated earlier by the Board), provided that outstanding RSUs granted prior to such expiration (if any) shall remain outstanding in accordance with their terms following such expiration.

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

C. Board Practices

Board of Directors

Our board is comprised of nine members, including five independent directors as defined under Nasdaq rules. Subject to the provisions of our Shareholders Agreement and the corresponding provisions of our amended and restated memorandum and articles of association, our board is entitled to appoint an eligible person as a board member in addition to the existing directors, provided that the total number of directors shall not at any time exceed the number fixed in our amended and restated memorandum and articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election. Our board members do not have a retirement age requirement under our amended and restated memorandum and articles of association. Our board members were elected by our board of directors in accordance with our amended and restated memorandum and articles of association prior to the completion of the IPO and were re-elected at the annual general meeting held on October 24, 2019 to serve until their successors are duly elected and qualified. On August 5, 2020, Ion Dagtoglou stepped down from the board and Valentin Mashkov was nominated by Highworld Investments Limited and appointed by the board in his place and re-elected to the same position by our general meeting on November 2, 2020, to serve until his successor is duly elected and qualified. On November 30, 2020, Evgeny Zelensky was replaced by Olga Filatova, who was appointed by ELQ VIII Investors Limited, as a member of the board and re-elected to the same position by our general meeting on August 10, 2021. On March 7, 2022, Martin Cocker, Thomas Otter and Terje Seljeseth stepped down from the board and Douglas Gardner was nominated by Highworld Investments Limited and appointed by the board to serve until the next following annual general meeting, when he will be eligible for re-election. On March 14, 2022, Morten Heuing resigned from the board.

Board Committee Composition

The board has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of Olga Filatova and Douglas Gardner, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Gardner serves as chairman of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Gardner is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Douglas Gardner and Olga Filatova each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee is responsible for:

●	recommending the appointment of the independent auditor to the general meeting of shareholders;
●	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
●	reviewing and discussing with the board and the independent auditor our annual audited financial statements and semi-annual financial statements prior to the filing of the respective annual and semi-annual reports;
●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year.

Compensation Committee

The compensation committee, which consists of Olga Filatova, Valentin Mashkov and Maksim Melnikov, assists the board in determining executive officer compensation. Mr. Mashkov serves as chairman of the committee. The committee recommends to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees.

The compensation committee is responsible for:

●	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;
●	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers
●	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation; and
●	determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Olga Filatova, Dmitri Krukov and Maksim Melnikov, assists our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles. Mr. Krukov serves as chairman of the committee.

The nominating and corporate governance committee is responsible for:

●	drawing up selection criteria for board members and CEO;
●	reviewing and evaluating the composition, function and duties of our board;
●	recommending nominees for selection to our board and its corresponding committees;

●	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and
●	developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Our directors may be elected by the Board or annual general meeting of shareholders and the then-serving directors were re-elected at the annual general meeting on August 10, 2021, to serve until their successors are duly elected and qualified. Douglas Gardner was appointed by the Board on March 7, 2022 and shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

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

As of December 31, 2019, 2020 and 2021, we had a total of 772, 832 and 1,361 employees, respectively. The table below sets out the number of employees by geography as of December 31, 2021:

Geography	As at December 31, 2021
Russia	1,270
Kazakhstan	50
Belarus	39
Azerbaijan	2
Total	1,361

The table below sets out the number of employees by category as of December 31, 2021:

Department	As at December 31, 2021
Sales	370
Marketing	113
Production	296
Development	264
Product	100
Administrative	203
Senior management	15
Total	1,361

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions, A. Major Shareholders.” For information as to our equity incentive plans, see Item 6. “Director, Senior Management and Employees, B. Compensation—Long-Term Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 1, 2022, for:

(a)each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
(b)each of our executive officers and members of our board of directors individually; and
(c)all of our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—Related Party Transactions” below.

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of March 1, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o HeadHunter Group PLC, 9/10 Godovikova St. Moscow, 129085, Russia.

Shares beneficially
owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Highworld Investments Limited(1)	16,162,497	31.9%
Kayne Anderson Rudnick Investment Management LLC(2)	5,224,549	10.32%
ELQ Investors VIII Limited(3)	4,402,281	8.7%
Executive Officers and Board Members(4)
Mikhail Zhukov*	—	—
Grigorii Moiseev*	—	—
Dmitry Sergienkov*	—	—
Olga Filatova*	—	—
Dmitri Krukov*	—	—
Valentin Mashkov*	—	—
Maksim Melnikov*	—	—
Douglas Gardner*	—	—
All executive officers and board members as a group (8 persons)
Total	25,789,327	50.92%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Based on information reported on a Schedule 13G/A filed on February 11, 2022, Highworld Investments Limited is the record holder of 16,162,497 ordinary shares. Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II, L.P., which is the majority shareholder of Highworld Investments Limited. As a result, each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II L.P. may be deemed to share voting and dispositive power over the ordinary shares owned by Highworld Investments Limited. The office address for Highworld Investments Limited is Papachristoforou Bldg.32, Kritis Str., Office 104, CY-3087, Limassol, Cyprus. The address of each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II, L.P. is One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands.
(2)	Based on information reported on a Schedule 13G/A filed on February 11, 2022, Kayne Anderson Rudnick Investment Management LLC (“Kayne Anderson”) beneficially owns 5,224,549 ordinary shares. Kayne Anderson has sole voting power over 1,266,613 ordinary shares and sole dispositive power over 1,525,156 ordinary shares, and shares voting and dispositive power over 3,699,393 ordinary shares with Virtus Investment Advisers, Inc. and shares voting and dispositive power over 3,198,978 ordinary shares with Virtus Opportunities Trust, on behalf of Virtus KAR International Small Cap Fund. The address for Kayne Anderson is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067, United States of America. The address for Virtus Investment Advisers, Inc. is One Financial Plaza, Hartford, Connecticut 06103, United States of America. The address for Virtus Opportunities Trust is 101 Munson Street, Greenfield, Massachusetts 01301, United States of America.
(3)	Based on information reported on a Schedule 13G/A filed on February 14, 2022, ELQ Investors VIII Ltd is the record holder of 4,402,281 ordinary shares. ELQ Investors VIII Ltd is a wholly owned, indirect subsidiary of The Goldman Sachs Group Inc., which is a publicly traded company, and as a result the Goldman Sachs Group Inc. may be deemed to share voting and dispositive power over the ordinary shares held by ELQ Investors VIII Ltd. In addition, The Goldman Sachs Group Inc. may be deemed to share voting and dispositive power over an additional 10,498 ordinary shares underlying American Depositary Receipts held in a trading account of a wholly owned, indirect subsidiary of The Goldman Sachs Group Inc. The address for ELQ Investors VIII Ltd is Plumtree Court, 25 Shoe Lane, London, EC4A 4AU, United Kingdom. The address of The Goldman Sachs Group Inc. is 200 West Street, New York, NY 10282, United States of America.
(4)	Other than our Chief Executive Officer and Chief Financial Officer, our executive officers are officers of our key operating subsidiary.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2019. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of December 31, 2021, there were 50,635,720 ordinary shares outstanding. To our knowledge, 19,251,886 ordinary shares or ADSs representing ordinary shares, representing approximately 38.0% of our total outstanding ordinary shares, were held by 67 record shareholders with registered addresses in the United States. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2021.

Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.

In this Annual Report and in the discussion below, we refer to Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund IIB, L.P., and ELQ Investors VIII Limited, a subsidiary of The Goldman Sachs Group, Inc. as “our principal shareholders.”

Shareholders’ Agreement

On May 13, 2019, we and our principal shareholders entered into a new Shareholders’ Agreement (the “Original Shareholders’ Agreement”). Pursuant to the Original Shareholders’ Agreement, our principal shareholders agreed to vote in favor of each other’s directors nominees so that they may be appointed as directors in accordance with our amended and restated memorandum and articles of association.

Our amended and restated articles of association provide that at any time when our principal shareholders’ ownership percentage in the aggregate is equal to or greater than 35%, our principal shareholders will have the right to nominate, appoint, remove and substitute five directors in the aggregate (the “Five Director Nominees”), such number to be allocated based on our principal shareholders’ respective ownership percentages:

●	If our principal shareholders’ ownership percentages are not equal to one another, Highworld Investments Limited will be have the right to nominate, appoint, remove and substitute the number of directors equal to (a) the number of shares that Highworld Investments Limited owns, divided by the aggregate ownership percentage of our principal shareholders multiplied by (b) five (rounded to the nearest whole number), and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute the remaining directors of the Five Director Nominees.
●	If our principal shareholders’ ownership percentages are equal to one another, Highworld Investments Limited will have the right to nominate, appoint, remove and substitute three directors, and ELQ Investors VIII Limited will have the right to nominate, appoint, remove and substitute two directors.

In addition, our amended and restated articles of association and the Original Shareholders’ Agreement provide that notwithstanding anything provided in the provisions relating to the Five Director Nominees, (a) at any time when Highworld Investments Limited’s ownership percentage is equal to or greater than 7%, Highworld Investments Limited will always have the right to nominate, appoint, remove and substitute one director, who will be the chairman of the board, and (b) at any time when ELQ Investors VIII Limited’s ownership percentage is equal to or greater than 7%, ELQ Investors VIII Limited will always have the right to nominate, appoint, remove and substitute one director.

The agreements that we entered with our directors provide that a director nominated by our principal shareholders may share information with the entity that has nominated such director. In addition, the Original Shareholders’ Agreement provides that at any time when our principal shareholders’ ownership percentage in the aggregate is equal to or greater than 35%, neither of our principal shareholders will take any actions to affect the policies of the Company without the prior consent of the other principal shareholder. In addition, pursuant to the Original Shareholders’ Agreement, the future sale of shares by a principal shareholder will be subject to the reasonable approval by the other principal shareholder until the earlier of: (i) three years from the date of the completion of the IPO or (ii) the date on which either of our principal shareholders’ ownership falls below 7%. The approval process will be performed by a coordination committee, consisting of one representative from each of our principal shareholders. Subject to certain restrictions, when either of our principal shareholders proposes such a transfer, the other principal shareholder will have the right to effect a transfer on the same terms.

Notwithstanding the above, a sale of shares by a principal shareholder may proceed without such approval if such sale: (A) is to an affiliate of the respective principal shareholder (a “Permitted Transferee”) or (B) (i) does not result in Highworld Investment Limited’s ownership (along with its Permitted Transferees) falling below 21% plus one share, (ii) does not result in ELQ Investors VIII Limited’s ownership (along with its Permitted Transferees) falling below 14% plus one share, (iii) occurs at least twelve months from the date of the completion of the IPO and (iv) is underwritten by an underwriter that participated in the IPO. The Original Shareholders’ Agreement will terminate once any Selling Shareholder’s ownership falls below 7%.

On June 1, 2021, ELQ Investors VIII Limited and Highworld Investments Limited entered into an amended and restated shareholders’ agreement (the “Amended and Restated Shareholders’ Agreement”) to amend, restate and supersede the Original Shareholders’ Agreement.

The Amended and Restated Shareholders’ Agreement provides that until May 13, 2024, ELQ Investors VIII Limited shall not transfer any of its shares without Highworld Investments Limited’s written consent (to be given or withheld at its sole discretion). Notwithstanding the foregoing, ELQ Investors VIII Limited may transfer any shares in us without Highworld Investments Limited’s consent if (i) such transfer is to any of its affiliates (a “Permitted Transferee”), (ii) such transfer does not result in ELQ Investors VIII Limited (along with its Permitted Transferees) owning less than 2,025,429 shares in us or (iii) ELQ Investors VIII Limited or any of its affiliates reasonably determines, following consultation with external counsel, or is informed by a governmental authority, that it is or may become impermissible under applicable law for ELQ Investors VIII Limited or any of its Permitted Transferees to continue to hold shares in us.

The above restrictions will cease to apply to ELQ Investors VIII Limited at any time following the date on which the total number of our shares held by Highworld Investments Limited (along with its affiliates) is (i) less than 15,697,074 (the “Minimum Shareholding Requirement”) or (ii) greater than 17,722,502 (the “Maximum Shareholding Requirement”). Notwithstanding the foregoing, if, within 20 business days of the date on which Highworld Investments Limited (along with its affiliates) has ceased to hold a total number of shares in us greater than the Minimum Shareholding Requirement, Highworld Investments Limited has provided notice to ELQ Investors VIII Limited that the total number of shares in us held by Highworld Investments Limited (along with its affiliates) has again become greater than the Minimum Shareholding Requirement (but, in any case, lower than the Maximum Shareholding Requirement), then the restrictions described above shall again apply to ELQ Investors VIII Limited in accordance with their terms, without prejudice to any transfer of shares made by ELQ Investors VIII Limited during the time when such restrictions were not applicable.

Further, the Amended and Restated Shareholders’ Agreement provides that each of Highworld Investments Limited and ELQ Investors VIII Limited agrees to vote all of its shares in us on matters subject to the vote of Highworld Investments Limited and ELQ Investors VIII Limited so that at any time when either Highworld Investments Limited or ELQ Investors VIII Limited has the right to nominate one or more directors pursuant to the Amended and Restated Shareholders’ Agreement, our board of directors shall consist of nine directors unless otherwise agreed in writing by Highworld Investments Limited and ELQ Investors VIII Limited.

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

On January 23, 2020, the FAS issued its final decision, which concluded that our actions did not limit overall competition in Russia’s online recruitment market. At the same time, the FAS determined that we infringed on Stafori’s interests and ordered us to consider their applications for registration of their products on our system, if Stafori submits such applications. On July 13, 2020, the FAS determined a final fine for violation of antitrust laws that we are required to pay and defined it to be ₽ 737,500. The FAS will not issue any further rulings or orders in connection with this investigation. We contested judicially the FAS decision on April 22, 2020, and the imposed fine on July 31, 2020. We lost the first instance and appeal court hearings, and on February 18, 2022, we filed a cassation appeal to the Supreme Court of the Russian Federation. In addition, the FAS determined that we, jointly with two of our competitors, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia. See Item 3. “Key Information, D. Risk Factors—Risks Relating to the Russian Federation and Other Markets in Which We Operate—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations” and “—Selective or arbitrary government action could have a material adverse effect on our business, financial condition, results of operations and prospects.”

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

Our 2020 Credit Facility contains certain restrictions on our ability to declare and pay dividends, including that we cannot declare and pay dividends to our shareholders without the prior written consent of VTB Bank, except for dividends not exceeding 100% of the Adjusted Consolidated Net Profit of the Group, provided that the pro-forma Net Debt to EBITDA ratio immediately after the payment calculated under terms of the 2020 Credit Facility does not exceed 2.75:1. Capitalized terms have the definitions provided in the 2020 Credit Facility, which is filed as an exhibit to this Annual Report. See Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources— Indebtedness.”

During the years ended December 31, 2019, 2020 and 2021, we paid dividends in the aggregate amount of ₽1,134 million, ₽1,885 million and ₽2,074 million, respectively. See Item 7. “Major Shareholders and Related Party Transactions, B. Related Party Transactions—Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.—Loans to Shareholders.”

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

Our ADSs commenced trading on Moscow Exchange on September 25, 2020.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs commenced trading on The Nasdaq Global Select Market on May 9, 2019, under the symbol “HHR.”

Our ADSs were included in the Level 1 List of Moscow Exchange and commenced trading on the Innovation and Investment Market on September 25, 2020, under the symbol “HHRU.”

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

C. Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Amended and Restated Shareholders’ Agreement, dated as of June 21, 2021, by and between Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Shareholders’ Agreement is included as Exhibit 2.3 to this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders’ Agreement”.
●	Registration Rights Agreement dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited. A copy of the Registration Rights Agreement is included as Exhibit 2.4 to this Annual Report. See Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions—Registration Rights Agreement”.
●	Amended and Restated 2016 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). See Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”
●	Amended and Restated 2018 Headhunter Unit Option Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-232778) filed with the SEC on July 24, 2019). See Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”
●	HeadHunter Group PLC 2021 Restricted Stock Units Plan. A copy of the 2021 Restricted Stock Units Plan is included as Exhibit 4.3 to this Annual Report. See Item 6. “Directors, Senior Management and Employees, B. Compensation—Equity Incentive Plans.”

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

From 2023, a company incorporated and registered in Cyprus and which has its management and control outside of Cyprus will by default be considered a tax resident of Cyprus provided it is not tax resident in any other jurisdiction.

With respect to the holders of our shares, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

●	The individual is not physically present in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;
●	The individual is not a tax resident in any other country for the same tax year;
●	The individual exercises any business activities in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year; and
●	The individual maintains a permanent residence in Cyprus (by owning or leasing such residence).
●	The holding and disposal of the shares by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

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

Personal income tax rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income	Tax Rate	Cumulative Tax
Euro	%	Euro
0 ‑ 19.500	0	0
19.501 ‑ 28.000	20	1.700
28.001 ‑ 36.300	25	3.775
36.301 ‑ 60.000	30	10.885
60.001 and over	35

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

Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

(a)	It is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.
(b)	It is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6,25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

In June 2019, we completed the change of the place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. Following such change, HeadHunter Group PLC is subject to all taxes and entitled to all tax exemptions provided by the Tax Code of Russia, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company to HeadHunter Group PLC. Due to recent changes in the Russian Tax Code, this participation exemption regime will no longer apply to us starting in 2024, which may increase the tax we pay on dividends from our Russian operating entities to Headhunter Group PLC from 0% to 13% starting January 1, 2024, while still requiring, in general, a 15% tax withholding from dividends paid by Headhunter Group PLC to our shareholders. We are considering options to prevent such double taxation from occurring. The Russian tax service may challenge the status of HeadHunter Group PLC as a Russian tax resident and may deny HeadHunter Group PLC the tax exemptions provided by the Russian Tax Code. See Item 3. “Key Information, D. Risk Factors—Risks Relating to Russian Taxation—Russian tax residence rules are relatively untested, and our tax residence status may be challenged.” In turn, we will withhold tax on dividend payments to our investors at the generally applicable 15% tax rate, which may be reduced under an applicable tax treaty between Russia and a country of residence of an investor, if certain conditions defined in the tax treaty are met (in particular, if an investor receiving a dividend is the beneficial owner of the respective dividend). See “—Material Russian Tax Considerations—Taxation of dividends and other distributions (including distributions in kind).”

In October 2018, we resolved to establish a branch office of our Cyprus company, Headhunter FSU Limited, in Russia, which is the immediate parent of our Russian operating company, Headhunter LLC, and voluntarily applied for the status of a Russian tax resident in November 2018. Headhunter FSU Limited became a Russian tax resident immediately after the application to the Russian tax service, which was filed on November 8, 2018. As a result, with effect from that date, Headhunter FSU Limited is subject to all taxes and entitled to all tax exemptions provided by the Russian Tax Code, including a holding exemption, according to which a 0% tax rate will be applied (subject to various conditions for application of such exemption) to the profits distributed from our Russian operating company, Headhunter LLC, to Headhunter FSU Limited. The Russian tax service may challenge the status of Headhunter FSU Limited as a Russian tax resident and may deny Headhunter FSU Limited the tax exemptions provided by the Russian Tax Code. See Item 3. “Key Information, D. Risk Factors—Risks Relating to Russian Taxation—Russian tax residence rules are relatively untested, and our tax residence status may be challenged.”

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received.

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

Individual Cyprus tax resident investors

Gains from disposal of ADRs

Any gain from the disposal by a Cyprus tax resident individual of securities shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

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

An individual is considered to have his domicile in Cyprus if:

●	subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or
●	has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals (holders of shares) must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

The distribution of dividend income to individual holders of ADSs that are Cypriot tax resident individuals (irrespective of their domicile status) is subject to contributions to the General Healthcare Scheme (GHS) at the rate of 2.65%.

Corporate Non-Cyprus tax resident investors

No withholding tax applies in Cyprus with respect to payment of interests and dividends by the Company to non-Cyprus tax resident investors.

It is noted, however, that from December 31, 2022, withholding taxes will apply on dividend and interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist.

Corporate Cyprus tax resident investors

Gains from disposal of ADRs

Any gain from disposal by a Cyprus tax resident company of securities shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

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

a)if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and
b)the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6,25% on the profit distributed.

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

Tax Deductibility of Expenses, Including Interest Expense

The deductibility of the interest expenses by the Company is subject to the interest limitation rules. More specifically:

1.The interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).
2.The interest limitation rule contains an annual EUR3.000.000 safe-harbor threshold. This means that borrowing costs up to and including EUR3.000.000 are in any case not limited by this rule (the EUR3.000.000 threshold would apply in cases where ‘30% of taxable EBIDTA’ results to an amount below EUR3.000.000).
3.In the case of a Cyprus group the EUR3.000.000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs irrespective of whether the financing is with related parties or third parties.

Arm’s Length Principle

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp Duty

Cyprus levies stamp duty on an instrument if:

●	it relates to any property situated in Cyprus; or
●	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from EUR0.05 to EUR35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

In case it is payable (a) the maximum amount of stamp duty would be EUR20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to EUR4,100 would have to be paid.

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

It is noted, however, that from December 31, 2022, withholding taxes will apply on interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist.

Capital Duty

Capital duty is payable to the Registrar of Companies as follows:

●	EUR20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

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

The summary does not seek to address the applicability of taxes levied at the level of regional, municipal, or other non-federal authorities of the Russian Federation or procedures related to them. Likewise, this overview does not address the availability of double tax treaty relief in respect of ADSs, and it should be noted that practical difficulties, including satisfying certain documentation requirements, may arise from claiming relief under a double tax treaty. In addition, certain Russian double tax treaties have been recently revised and the Russian-Netherlands double tax treaty was denounced. It is highly likely that the number of tax treaties subject to revisions may increase. Prospective holders should consult their own professional advisors regarding the tax consequences of investing in ADSs. No representations with respect to the Russian tax consequences for any particular holder are made hereby.

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

For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

●	an individual holding ADSs who actually stays in the Russian Federation for an aggregate period of 183 days (including the day of arrival in the Russian Federation and the day of departure from the Russian Federation) or more in a period of 12 consecutive months. Medical treatment or education outside the Russian Federation also counts as days spent in the Russian Federation if the individual spent less than six months outside the Russian Federation for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in the Russian Federation in a 12-month period preceding the date of payment), and nevertheless, individuals’ final tax liability in the Russian Federation for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in the Russian Federation qualify as Russian tax residents;
●	a Russian legal entity;
●	a legal entity or organization established in a jurisdiction other than the Russian Federation that purchases, holds and/or disposes of ADSs through permanent establishment in the Russian Federation;
●	a legal entity or organization established in a jurisdiction other than the Russian Federation that is recognized as a Russian tax resident based on Russian domestic law (whereby the Russian Federation is recognized as the place of effective management of the legal entity or organization as determined in the Russian Tax Code), unless otherwise envisaged by a double tax treaty;
●	a legal entity or organization established in a jurisdiction other than the Russian Federation that is recognized as a Russian tax resident, despite conflicting tax residence as per relevant foreign and Russian law, based on the provisions of a double tax treaty (for the purposes of application of such double tax treaty); or

●	a legal entity or organization established in a jurisdiction other than the Russian Federation that has voluntarily obtained Russian tax residence.

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

Taxation of ADS Acquisition

The Russian Tax Code stipulates a capital gains principle with respect to the calculation of either personal or corporate income tax for operations with securities. Pursuant to this provision, personal / corporate income tax is to be calculated at the moment of security disposal. Thus, at the moment of security acquisition, no tax implications should arise, except for the cases described below.

Russian Resident Holders—Individuals

No Russian tax implications should generally arise for Russian Resident Holders—Individuals upon acquisition of ADSs except for the deemed income taxation as described below.

Taxable deemed income may arise for the Russian Resident Holders—Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The deemed income shall be taxed at a 13% tax rate (or 15% tax rate for income exceeding ₽ 5 million per annum) in the Russian Federation.

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

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according to either the Russian Tax Code or a double tax treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. See “—Material Russian Tax Considerations—Refund of Russian Tax Withheld.”

Russian Resident Holders—Individuals

Payments of Russian-sourced dividends from the ADSs to the Russian Resident Holders— Individuals should be subject to statutory Russian tax at a rate of 13% (or 15% for income exceeding ₽ 5 million per annum) of the gross dividend amount. Whereas the distribution is made in kind, the 13% tax rate (or 15% tax rate for income exceeding ₽ 5 million per annum) applies to the gross market price of the distribution received.

Nevertheless, certain specifics and uncertainty surrounding the withholding tax mechanism in the Russian Federation may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident individuals. For this reason, we have informed Holders that Russian Resident Holders—Individuals are required to send an application along with relevant documents to the Company to apply for the 13% (or 15% tax rate for income exceeding ₽ 5 million per annum) withholding tax rate. Without said application, the Company may be required to withhold the general 15% tax on dividends.

Russian Resident Holders—Legal Entities

Payment of Russian-sourced dividends from ADSs received by Russian Resident Holders—Legal Entities should, in general, be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.

Notably, dividends received by Russian legal entities from qualified Russian and foreign subsidiaries are taxable at a rate of 0%, provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in “low tax” jurisdictions listed in the official schedule of the Russian Ministry of Finance are excluded from this rule. The current version of the list of “low tax” jurisdictions does not include any countries where HeadHunter Group companies have subsidiaries. Starting in 2024, the above allowance will be unavailable to non-Russian registered entities that voluntarily declared themselves as Russian tax residents.

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

Russian Resident Holders—Individuals

Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders—Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13% (or 15% tax rate for income exceeding ₽5 million per annum), unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (e.g. a Russian broker or Russian legal entity, a byer of the ADSs).

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

Russian Resident Holders—Legal Entities

Capital gains arising from the sale or other disposal of the ADSs by a Russian Resident Holder—Legal Entity are taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e. may be included into the general tax base). In calculating the financial result income can be reduced for expenses that are supported by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses related to their purchase, holding and sale). Therefore, Russian Resident Holders—Legal Entities may be able to offset losses incurred through operations on the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Russian Tax Code also lays out special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in the Russian Federation.

Starting 2021, subject to certain conditions, capital gains from the sale, exchange or other disposal of shares, including shares of non-Russian registered but Russian tax resident entities, may be exempt from tax in Russia if the shares disposed have been held continuously for not less than five years, provided that those shares make up the charter capital of companies whose immovable property in the Russian Federation directly or indirectly constitutes 50% or less of the company’s asset. It is currently not clear whether this exemption is applicable to the ADSs. Therefore, Russian Resident Holders—Legal Entities should consult their own tax advisers.

Non-Resident Holders—Individuals

Generally, income received by Non-Resident Holders—Individuals from disposal of ADSs is not considered as taxable event in Russia unless it is qualified as Russian-sourced income (i.e. when Non-Resident Holders—Individuals conduct their transactions with a Russian broker).

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in the Russian Federation. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source. Thus, considering the broad and obscure definition of Russian-sourced income, there is a risk that capital gains arising from the sale, exchange or other disposal of ADSs by Non-Russian Resident Holders will be treated as Russian- sourced income in terms of personal income tax and will be subject to taxation in the Russian Federation at the statutory tax rate of 30%. Nevertheless, Non-Resident Holders—Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

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

Stamp Duties

Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this Annual Report (e.g., on the purchase or sale of ADSs), except for certain transactions involving the inheritance of ADSs.

Tax treaty relief—Application of reduced tax rates under double tax treaties

To receive the benefits of a double tax treaty in cases where any income on the ADSs is received from a Russian source and is subject to Russian taxes, Non-Resident Holders (individuals, legal entities, and organizations) are required to confirm that they are the beneficial owners of the income.

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

Refund of Russian Tax Withheld

Russian Resident Holders—Legal Entities and Individuals

In the absence of a proper tax withholding mechanism, Russian Resident Holders may be subject to a 15% tax rate on the dividends paid to them. See “—Material Russian Tax Considerations—Taxation of Dividends and other distributions (including distributions in kind).” To apply a lower tax rate on dividends pursuant to the Russian Tax Code, Russian Resident Holders may be required to provide documentary proof of their Russian tax residence. Alternatively, they may attempt to claim the refund of excessively withheld taxes.

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

The following discussion does not describe all the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and certain other financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark to market;
●	tax-exempt entities;
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates;
●	persons holding ADSs as part of a straddle, hedging, constructive sale, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of the Company’s stock by vote or value;
●	persons subject to special tax accounting rules as a result of gross income with respect to the ADSs being taken into account in an applicable financial statement;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; or
●	persons holding ADSs through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Dividends and Other Distributions on ADSs

As described in the section entitled Item 8. “Financial Information, A. Consolidated Statements and Other Financial Information—Dividend Policy,” we may pay dividends to holders of our ordinary shares from time to time in the future. If we do make distributions of cash or property on our ordinary shares, subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by the Company with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year received, to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the income tax treaty between the Unites States and Russia (the “Treaty”), (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year and (3) certain other requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

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

Based on the recent, current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2021. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

U.S. Foreign Account Tax Compliance Act (FATCA)

Certain provisions of the Code and Treasury regulations (commonly collectively referred to as “FATCA”) generally impose a 30% withholding tax regime with respect to certain “foreign passthru payments” made by a “foreign financial institution” (an “FFI”). If we were to be treated as an FFI, such withholding may be imposed on such payments to any other FFI (including an intermediary through which an investor may hold the ADSs) that is not a “participating FFI” (as defined under FATCA) or any other investor who does not provide information sufficient to establish that the investor is not subject to withholding under FATCA, and we may be required to report certain information regarding investors to the relevant tax authorities, which information may be shared with taxing authorities in the United States, unless such other FFI or investor is otherwise exempt from FATCA. Under current guidance, the term “foreign passthru payment” is not defined, and it is therefore not clear whether or to what extent payments on the ADSs would be considered foreign passthru payments. Withholding on foreign passthru payments would not be required with respect to payments made before the date that is two years after the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.” Prospective investors in the ADSs should consult their tax advisors regarding the potential impact of FATCA and any non-U.S. legislation implementing FATCA on their potential investment in the ADSs.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Credit risk is the risk that a counterparty of ours fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at
	December 31,
(in thousands of RUB)	2020	2021
Trade receivables	61,028	141,125
Cash and cash equivalents	3,367,610	6,523,228
Short-term investments	—	300,000
Loans issued	19,719	—
Total	3,448,357	6,964,353

Trade receivables represent amounts owed by customers to us for the services provided. Our customers come from various industries and none of our customers accounted for more than 10% of the revenues of the Group.

Our cash and cash equivalents of the Group are primarily kept with Russian banks ALFA-BANK (JSC) (credit ratings: Moody’s – Ba1, S&P – A3) and VTB Bank (PJSC) (credit ratings: Moody’s – Baa3 S&P – A3). The Group’s short-term investments are kept with Russian bank Gazprombank (JSC) (credit ratings: Moody’s – Baa3, S&P – A3). The Group limits its exposure to credit risk by holding cash and cash equivalents in the banks with high credit-ratings assigned by international credit-rating agencies.

As a result of the subsequent geopolitical events, S&P and Moody’s have withdrawn their credit ratings of Russian banks.

Currency risk

Our exposure to the risk of changes in foreign exchange rates related primarily to the net assets of our subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of our companies are primarily the Russian Ruble (₽), Belarus Ruble (BYN) and Kazakh Tenge (KZT). As of December 31, 2020 and 2021, net assets denominated in foreign currency mainly relate USD-denominated cash balances.

Our exposure to foreign currency risk was as follows:

	December 31, 2020
(in thousands of RUB)	USD‑ denominated	EUR‑ denominated	RUB‑ denominated
Cash and cash equivalents	173,016	930	14,391
Trade and other payables	(32,371)	(8,063)	—
Trade and other receivables	6,481	794	—
Net exposure	147,126	(6,339)	14,391

	December 31, 2021
(in thousands of RUB)	USD‑ denominated	EUR‑ denominated	RUB‑ denominated
Cash and cash equivalents	185,071	12,647	5,694
Trade and other payables	(220,511)	(6,255)	(962)
Trade and other receivables	4,663	623	—
Net exposure	(30,777)	7,015	4,732

Sensitivity analysis

We estimate that an appreciation of USD relative to the RUB by 10% would result in ₽3,078 loss before tax and decrease of equity as at December 31, 2021 (as of December 31, 2020 – gain of ₽14,713).

As a result of the subsequent events, significant depreciation of the Russian Ruble has resulted in upward revaluation of USD denominated payables, as well as cash and cash equivalents. The net effect on profit or loss (before the effect of income taxes) in case of a 50% weakening of the Russian Ruble against USD will be ₽15,389 (based on currency exposure as at December 31, 2021).

We estimate that an appreciation or depreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2021 and December 31, 2020.

We limit the Group’s exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by the underlying operations of the Group. In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level.

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

As at December 31, 2021, our current liabilities exceeded current assets by ₽1,102 million. Our current liabilities were mainly represented by contract liabilities of ₽4,561 million. Due to the nature of our business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to our business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

At December 31, 2020

	Contractual cash flows
	Carrying		Less than
(in thousands of RUB)	amount	Total	1 year	1 ‑ 2 years	2 ‑ 5 years
Non‑derivative financial liabilities
Bank loan	4,302,297	5,315,182	752,223	717,226	3,845,733
Non‑convertible bonds	3,972,640	4,771,840	257,280	257,280	4,257,280
Other loan	1,488	1,540	1,540	—	—
Lease liabilities	241,997	274,447	94,775	93,050	86,622
Trade and other payables	954,492	962,358	775,885	67,762	118,711
Total:	9,472,914	11,325,367	1,881,703	1,135,318	8,308,346

At December 31, 2021

	Contractual cash flows
	Carrying		Less than
(in thousands of RUB)	amount	Total	1 year	1 ‑ 2 years	2 ‑ 5 years
Non‑derivative financial liabilities
Bank loan	4,048,059	5,240,966	1,091,707	823,594	3,325,665
Non‑convertible bonds	3,985,802	4,514,560	257,280	4,257,280	–
Other loan	3,793	3,871	784	3,087	—
Lease liabilities	197,045	222,389	116,469	96,756	9,164
Trade and other payables	963,294	970,901	853,057	67,267	50,577
Total:	9,197,993	10,952,687	2,319,297	5,247,984	3,385,406

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
U.S. $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered

•

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property and issuances pursuant to a stock dividend, stock split, merger, exchange of securities, or any other transaction or event affecting the ADSs or the deposited securities

•

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S. $0.05 (or less) per ADS	• Any cash distribution made, or any elective cash/share dividend offered, to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs

•

Distribution of securities distributed to holders of deposited securities, where such securities (or net cash proceeds from the sale of such securities in connection with a distribution) are distributed by the depositary to ADS holders

U.S. $0.05 (or less) per ADSs per calendar year

•

Depositary services (or portion thereof), which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions

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

Stock transfer or other taxes and other	• As necessary governmental charges
Any fees, charges and expenses incurred by the

•

As necessary depositary or its agents (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) or in connection with the servicing of deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable in the same manner as described above with respect to fees for depositary services)

In connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2021.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2021, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

JSC “KPMG”, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2021, as stated in its report on page F-3.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Gardner and Mrs. Filatova each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gardner is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Business Conduct and Ethics is available under the Corporate Governance section of our investor relations website at www.investor.hh.ru. The information contained on our website is not incorporated by reference in this Annual Report.

Item 16C. Principal Accounting Fees and Services

JSC “KPMG” (“KPMG”) acted as our independent auditor for the fiscal years ended December 31, 2020 and 2021. The table below sets out the total amount billed to us by KPMG, for services performed in the years ended December 31, 2020 and 2021, and breaks down these amounts by category of service:

	2020	2021
	RUB ’000	RUB ’000
Audit Fees	61,436	68,718
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	175	400
Total	61,610	69,118

Audit Fees

Audit fees for the years ended December 31, 2020 and 2021 were related to the audit of our consolidated financial statements, work on registration statements and comfort letters and interim review services provided in connection with our regulatory filings.

Audit Related Fees

There were no audit related fees for the year ended December 31, 2020 and 2021.

Tax Fees

There were no tax fees incurred for the years ended December 31, 2020 and 2021.

All Other Fees

All other fees in the years ended December 31, 2020 and 2021 related to services in connection with non-audit compliance and staff training.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Buyback Program

On September 30, 2021, we announced that the board of directors had approved a program to repurchase up to ₽3.0 billion (or its equivalent in USD) of the Company’s ordinary shares represented by ADSs. The repurchase program was authorized at the Company’s general meeting of shareholders on August 10, 2021. The authorization to repurchase will expire on August 10, 2022 unless renewed by the decision of a general meeting of shareholders of the Company. The timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities. The primary purpose of the repurchase program is to fund the Company’s long-term incentive programs.

				Total Number of	Maximum Value of
				Shares Purchased as	Shares that May Yet
				Part of Publicly	Be Purchased Under
	Total Number of	Average Price Paid		Announced Plans or	the Plans or
2021	Shares Purchased	per Share		Programs-1	Programs
January	—	₽	—	—	₽	—
February	—	₽	—	—	₽	—
March	—	₽	—	—	₽	—
April	—	₽	—	—	₽	—
May	—	₽	—	—	₽	—
June	—	₽	—	—	₽	—
July	—	₽	—	—	₽	—
August	—	₽	—	—	₽	—
September	—	₽	—	—	₽	—
October	35,954	₽	3,940	35,954	₽	2,858 million
November	41,112	₽	4,060	41,112	₽	2,691 million
December	206,607	₽	3,813	206,607	₽	1,904 million
Total	283,673	₽	3,865	283,673	₽	1,904 million

(1)	This column includes all the shares repurchased as a part of the repurchase program announced on September 30, 2021, as further described above. As of December 31, 2021, we had repurchased 283,673 of our ADSs (or 283,673 of our ordinary shares) for a total of approximately ₽1,096 million under the share repurchase program.

During the year ended December 31, 2021, the average price paid per share for share repurchases was equal to ₽3,865, translated into Rubles from USD at the exchange rate at the date of share repurchase transactions. As of December 31, 2021, the maximum value of shares that may yet be purchased under the share repurchase program is approximately to ₽1,904 million.

Our board of directors reviews the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. On March 3, 2022, we terminated share buyback, but may reinstate the share repurchase program by giving proper notice to the broker within its term.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our American Depositary Shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq listing standards. In general, under Nasdaq rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the Nasdaq. Accordingly, we follow corporate governance practices of our home country, Cyprus, in lieu of certain of the corporate governance requirements of Nasdaq. We intend to rely on this “foreign private issuer exemption” with respect to:

●	Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock;
●	Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend;
●	Nasdaq Listing Rule 5605(c)(2), which requires, among other things, an audit committee to consist of at least three members, except that the Company shall comply with the requirements of Nasdaq Listing Rule 5605(c)(2)(A)(ii);
●	Nasdaq Listing Rule 5605(d)(2), which requires an issuer to have a compensation committee comprised solely of independent directors;
●	Nasdaq Listing Rule 5605(e)(1), which provides that director nominees must either be selected, or recommended for the Board’s selection, either by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors;
●	Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have, among other things, a majority of its board members be independent; and
●	Nasdaq Listing Rule 5635(c), which requires that shareholders approve the establishment or any material amendments to any equity compensation arrangements.

Our board of directors has not made any determination with respect to our intention to follow Nasdaq Listing Rule 5635(a), (b) and (d), relating to matters requiring shareholder approval. Cypriot law and our amended and restated memorandum and articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

●	Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Nasdaq Listing Rule 5635(a), which would require shareholder approval in order to enter into such an acquisition.
●	Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Nasdaq Listing Rule 5635(b), requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.
●	Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Nasdaq Listing Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

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

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of HeadHunter Group PLC.	F-1/A	333-224065	3.1	4/25/2019
2.1	Form of Deposit Agreement among HeadHunter Group PLC, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of the American Depositary Shares issued thereunder.	F-1/A	333-224065	4.1	4/25/2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-224065	4.2	4/25/2019
2.3	Amended and Restated Shareholders’ Agreement, dated as of June 1, 2021, by and between Highworld Investments Limited and ELQ Investors VIII Limited.	6-K	001-38882	99.1	6/1/2021
2.4	Registration Rights Agreement, dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited.	20-F	001-38882	2.4	3/16/2020
2.5	Description of Securities.	20-F	001-38882	2.5	3/16/2020
4.1†	Amended and Restated 2016 Headhunter Unit Option Plan.	S-8	333-232778	4.2	7/24/2019
4.2†	Amended and Restated 2018 Headhunter Unit Option Plan.	S-8	333-232778	4.3	7/24/2019
4.3†	HeadHunter Group PLC 2021 Restricted Stock Units Plan.	*
4.4	English translation of the Syndicated Facility Agreement by and between the Company and VTB Bank (PJSC), dated August 24, 2020, as amended.	*
8.1	List of Subsidiaries.	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of JSC “KPMG”, independent registered public accounting firm.	*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (embedded within the InLine XBRL document).	*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

HeadHunter Group PLC

By:	/s/ MIKHAIL ZHUKOV
Name:	Mikhail Zhukov
Title:	Chief Executive Officer
Date:	April 27, 2022

By:	/s/ GRIGORII MOISEEV
Name:	Grigorii Moiseev
Title:	Chief Financial Officer
Date:	April 27, 2022

HeadHunter Group PLC

Consolidated Financial Statements
for the years ended December 31, 2021, 2020
and 2019 together with the Report of
Independent Registered Public Accounting Firm

HeadHunter Group PLC

JSC “KPMG”

10 Presnenskaya Naberezhnaya

Moscow, Russia 123112

Telephone +7 (495) 937 4477

Fax +7 (495) 937 4400/99

Internet www.kpmg.ru

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
HeadHunter Group PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of HeadHunter Group PLC, and subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and

HeadHunter Group PLC

Report of Independent Registered Public Accounting Firm

directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of goodwill related to Zarplata.ru

As discussed in Notes 5(g(ii)) and 15 to the consolidated financial statements, the Group has RUB 10,630 million of goodwill as of December 31, 2021, of which RUB 2,918 million related to the Zarplata.ru cash-generating unit (“CGU”). The Group performs goodwill impairment testing on an annual basis or when events occur, or circumstances change that would indicate the carrying value exceeds the recoverable amount of the CGU. Management uses the discounted cash flow method to estimate the value in use of Zarplata.ru CGU that corresponds to its recoverable value.

We identified the valuation of goodwill related to Zarplata.ru as a critical audit matter. There was complex auditor judgment required in evaluating certain significant assumptions, including revenue growth rates, EBITDA margins and the discount rate used to measure the value in use of the CGU. The evaluation of these assumptions was challenging because minor changes to these assumptions could cause significant changes to the Group’s assessment of the recoverable value.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the valuation of the Zarplata.ru CGU, including certain controls related to the estimates of revenue growth rates, EBITDA margins and the discount rate used to measure the CGU’s value in use. We performed sensitivity analyses over forecasted revenue growth rates, estimated EBITDA margins and the discount rate to assess their impact on the Group’s determination of the recoverable amount of the reporting unit. We evaluated the reasonableness of the assumed revenue growth rates and projected EBITDA margins by comparing them to Zarplata.ru historic results, underlying integration strategies and growth plans approved by the Board of Directors. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities, and
●	assessing the reasonableness of revenue growth rates and EBITDA margins by comparing them to publicly available market data for comparable entities.

/s/ JSC “KPMG”

We have served as the Group’s auditor since 2017.

Moscow, Russia
April 27, 2022

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31,

(in thousands of Russian Roubles, except per share amounts)

	Note	2021	2020	2019
Revenue	10	15,968,033	8,282,107	7,788,741
Operating costs and expenses (exclusive of depreciation and amortization)	11	(7,949,215)	(4,691,300)	(4,300,263)
Depreciation and amortization	14,15,23	(1,066,284)	(750,558)	(683,317)
Operating income		6,952,534	2,840,249	2,805,161
Finance income	12(a)	243,108	59,329	76,764
Finance costs	12(b)	(659,579)	(409,545)	(603,280)
Changes in put liability to non-controlling participants in subsidiary	24	(32,467)	—	—
Net foreign exchange gain/(loss)		1,424	83,030	(46,508)
Gain on remeasurement of previously held interest in equity accounted investees	8(a)	223,308	—	—
Share of loss of equity-accounted investees (net of income tax)	16	(17,925)	(49,181)	(30,542)
Other income		157,202	47,715	23,853
Profit before income tax		6,867,605	2,571,597	2,225,448
Income tax expense	13	(1,374,834)	(685,772)	(644,422)
Net income for the year		5,492,771	1,885,825	1,581,026
Attributable to:
Owners of the Company		5,390,677	1,748,960	1,448,018
Non-controlling interest		102,094	136,865	133,008
Other comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(1,822)	15,109	(41,818)
Total comprehensive income, net of tax		5,490,949	1,900,934	1,539,208
Attributable to:
Owners of the Company		5,388,139	1,762,011	1,408,597
Non-controlling interest		102,810	138,923	130,611
Earnings per share
Basic (in Russian Roubles per share)	9	106.75	34.84	28.96
Diluted (in Russian Roubles per share)	9	103.96	33.90	28.42

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on April 27, 2022 and signed by the management:

Mikhail Zhukov	Grigorii Moiseev

Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Financial Position

As at December 31,

(in thousands of Russian Roubles)

			2020
			Revised
	Note	2021	Note (8(b))*
Non-current assets
Goodwill	15	10,630,361	9,881,100
Intangible assets	15	3,325,135	3,386,265
Property and equipment	14	423,986	466,725
Equity-accounted investees	16	414,621	129,666
Right-of-use assets	23	179,000	215,120
Deferred tax assets	13	451,890	176,328
Loans issued		—	11,541
Other financial assets		—	25,491
Other non-current assets		27,091	22,176
Total non-current assets		15,452,084	14,314,412
Current assets
Trade and other receivables	17	154,602	69,120
Indemnification asset	8(b)	117,844	186,473
Loans issued (current portion)		—	8,178
Prepaid expenses and other current assets		234,514	179,118
Short-term investments		300,000	—
Cash and cash equivalents	18	6,523,228	3,367,610
Total current assets		7,330,188	3,810,499
Total assets		22,782,272	18,124,911
Equity
Share capital	19	8,655	8,597
Share premium	19	1,568,626	1,568,626
Share-based payments reserve	20	694,096	418,418
Treasury shares	19	(1,096,357)	—
Foreign currency translation reserve	19	(94,678)	(92,140)
Retained earnings		4,756,114	1,536,137
Total equity attributable to owners of the Company		5,836,456	3,439,638
Non-controlling interest		126,888	69,104
Total equity		5,963,344	3,508,742
Non-current liabilities
Loans and borrowings	21	7,338,876	7,791,326
Lease liabilities	23	96,181	164,245
Deferred tax liabilities	13	504,367	611,152
Contract liabilities	10	84,205	—
Trade and other payables	22	110,236	178,607
Provisions	25	117,345	87,822
Other non-current liabilities	24	135,741	142,531
Total non-current liabilities		8,386,951	8,975,683
Current liabilities
Contract liabilities	10	4,560,634	2,785,402
Trade and other payables	22	1,816,113	1,273,089
Loans and borrowings (current portion)	21	698,778	485,100
Lease liabilities (current portion)	23	100,864	77,752
Income tax payable	13	357,555	401,733
Provisions (current portion)	25	758,117	578,651
Other current liabilities	24	139,916	38,759
Total current liabilities		8,431,977	5,640,486
Total liabilities		16,818,928	14,616,169
Total equity and liabilities		22,782,272	18,124,911

* Certain amounts shown here do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made, refer to Note 8 (b).

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Changes in Equity

For the years ended

(in thousands of Russian Roubles)

	Attributable to owners of the Company
					Foreign
			Share-based		currency			Non-
	Share	Share	payments	Treasury	translation	Retained		controlling
	capital	premium	reserve	shares	reserve	earnings	Total	interest	Total equity
Balance as at January 1, 2019	8,547	1,568,626	160,774	—	(66,957)	1,302,981	2,973,971	29,449	3,003,420
Net income for the year	—	—	—	—	—	1,448,018	1,448,018	133,008	1,581,026
Other comprehensive loss	—	—	—	—	(39,421)	—	(39,421)	(2,397)	(41,818)
LTIPs (Note 20(a))	—	—	121,635	—	—	—	121,635	—	121,635
Share-based payments to Board of Directors (Note 29(b))	—	—	12,842	—	—	—	12,842	—	12,842
Acquisition of non-controlling interest	—	—	—	—	1,187	(2,957)	(1,770)	(337)	(2,107)
Distributions to shareholders and non-controlling interest (Note 19(d))	—	—	—	—	—	(1,160,345)	(1,160,345)	(126,460)	(1,286,805)
Balance as at December 31, 2019	8,547	1,568,626	295,251	—	(105,191)	1,587,697	3,354,930	33,263	3,388,193
Balance as at January 1, 2020	8,547	1,568,626	295,251	—	(105,191)	1,587,697	3,354,930	33,263	3,388,193
Net income for the year	—	—	—	—	—	1,748,960	1,748,960	136,865	1,885,825
Other comprehensive income	—	—	—	—	13,051	—	13,051	2,058	15,109
Shares issued under LTIPs (Note 20(a))	50	—	—	—	—	—	50	—	50
LTIPs (Note 20(a))	—	—	101,453	—	—	—	101,453	—	101,453
Share-based payments to Board of Directors (Note 29(b))	—	—	21,714	—	—	—	21,714	—	21,714
Distributions to shareholders and non-controlling interest (Note 19(d))	—	—	—	—	—	(1,800,520)	(1,800,520)	(103,126)	(1,903,646)
Contribution from non-controlling interest (Note 27)	—	—	—	—	—	—	—	44	44
Balance as at December 31, 2020	8,597	1,568,626	418,418	—	(92,140)	1,536,137	3,439,638	69,104	3,508,742
Balance as at January 1, 2021	8,597	1,568,626	418,418	—	(92,140)	1,536,137	3,439,638	69,104	3,508,742
Net income for the year	—	—	—	—	—	5,390,677	5,390,677	102,094	5,492,771
Other comprehensive loss	—	—	—	—	(2,538)	—	(2,538)	716	(1,822)
Shares issued under LTIPs (Note 20(a))	58	—	—	—	—	—	58	—	58
LTIPs (Note 20(a))	—	—	241,963	—	—	—	241,963	—	241,963
Tax benefit from LTIPs (Note 13(e))	—	—	12,445	—	—	—	12,445	—	12,445
Share-based payments to Board of Directors (Note 29(b))	—	—	21,270	—	—	—	21,270	—	21,270
Non-controlling interests arising from business combination (Note 8(a))	—	—	—	—	—	—	—	149,752	149,752
Acquisition of non-controlling interests without a change in control (Note 8(a))	—	—	—	—	—	(123,010)	(123,010)	(32,167)	(155,177)
Distributions to shareholders and non-controlling interest (Note 19(d))	—	—	—	—	—	(2,047,690)	(2,047,690)	(109,932)	(2,157,622)
Treasury shares acquired (Note 19(f))	—	—	—	(1,096,357)	—	—	(1,096,357)	—	(1,096,357)
Reclassification of non-controlling interests to liability	—	—	—	—	—	—	—	(52,679)	(52,679)
Balance as at December 31, 2021	8,655	1,568,626	694,096	(1,096,357)	(94,678)	4,756,114	5,836,456	126,888	5,963,344

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of Russian Roubles)

	Note	2021	2020	2019
OPERATING ACTIVITIES:
Net income		5,492,771	1,885,825	1,581,026
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	14,15,23	1,066,284	750,558	683,317
Net finance costs	12	416,471	350,216	526,516
Gain on remeasurement of previously held interest in equity accounted investees	8(a)	(223,308)	—	—
Net foreign exchange (gain)/ loss		(1,424)	(83,030)	46,508
Write-off of expired other tax risks and related indemnity		(91,452)	—	—
Other non-cash items		4,808	(5,509)	5,690
LTIPs, including social taxes	20	516,241	262,647	196,993
Share grant to the Board of Directors	29	21,270	21,714	12,842
Share of loss of equity-accounted investees, net of income tax	16	17,925	49,181	30,542
Income tax expense	13	1,374,834	685,772	644,422
Change in trade receivables, prepaid expenses and other current and non-current assets		(138,147)	(19,546)	(90,218)
Change in contract liabilities		1,687,796	343,903	307,388
Change in trade and other payables		642,227	161,742	76,418
Change in provisions		140,351	—	—
Change in other liabilities	24	26,729	17,300	147,685
Income tax paid		(1,788,020)	(840,021)	(975,655)
Interest paid	21(c)	(505,976)	(366,179)	(582,420)
Net cash generated from operating activities		8,659,380	3,214,573	2,611,054
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	8(a), 8(b)	(556,208)	(3,004,299)	—
Payment of deferred consideration for the acquisition of subsidiary	8(b)	(233,836)	—	—
Acquisition of equity-accounted investee	16	(426,998)	—	(234,730)
Acquisition of intangible assets		(114,825)	(77,723)	(97,818)
Acquisition of property and equipment		(151,012)	(178,782)	(381,648)
Loans issued		(73,997)	(19,235)	—
Repayment of loans issued, including related interest		77,000	—	—
Investments in short-term deposits		(300,000)	—	—
Interest received		204,587	52,432	77,079
Net cash used in investing activities		(1,575,289)	(3,227,607)	(637,117)
FINANCING ACTIVITIES:
Acquisition of treasury shares	19(f)	(1,096,357)	—	—
Bank and other loans received	21(a),21(c)	7,765	4,616,478	—
Non-convertible bonds issued	21(b), 21(c)	—	4,000,000	—
Bank loans and other borrowings origination fees paid	21(a), 21(c)	(43,615)	(56,668)	—
Bank and other loans repaid	21(a), 21(c)	(400,672)	(5,397,895)	(1,325,000)
Payment for lease liabilities	21(c), 23	(90,166)	(59,737)	(61,376)
Dividends paid to shareholders	19(d), 21(c)	(2,073,893)	(1,885,441)	(1,133,501)
Dividends paid to non-controlling interest	19(d), 21(c)	(106,978)	(102,731)	(131,456)
Acquisition of non-controlling interests	21(c)	(155,177)	—	(2,107)
Contribution from non-controlling interest	27	—	44	—
Net cash (used in)/generated from financing activities		(3,959,093)	1,114,050	(2,653,440)
Net increase/(decrease) in cash and cash equivalents		3,124,998	1,101,016	(679,503)
Cash and cash equivalents, beginning of year		3,367,610	2,089,215	2,861,110
Effect of exchange rate changes on cash		30,620	177,379	(92,392)
Cash and cash equivalents, end of year		6,523,228	3,367,610	2,089,215

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

On June 7, 2021 the Group completed the secondary public offering of 4,500,000 ADSs, each representing one ordinary share of the Group, offered by ELQ Investors VIII Limited and Highworld Investments Limited at a public offering price of $37.0 per share. On June 21, 2021 the underwriters exercised their option to purchase 675,000 additional ADSs from ELQ Investors VIII Limited and Highworld Investments Limited at the public offering price, less the underwriting discount.

After completion of the initial public offering and secondary public offerings, Highworld Investments Limited and ELQ Investors VIII Limited collectively have 40.61% of the Group’s voting shares.

The ADSs are listed on The Nasdaq Global Select Market under the symbol “HHR” and on Moscow Stock Exchange under the symbol “HHRU”.

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

In recent months, following the commencement of military operations in Ukraine by the Russian Federation, additional severe sanctions were imposed by the United States of America, the European Union and some other countries on the Russian government, as well as major financial institutions and certain other entities and individuals in Russia. Please see Note 31.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

These consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

(c)	The COVID-19 pandemic

From the second quarter of 2021 through the end of 2021, as economy recovered from the COVID-related restrictions of 2020, we saw increase in demand for the candidates on the back of lagging candidate activity. This drives the increase in the number of paying customers on our platform and the increase in the average consumption per customer and may be a temporary effect.

We have not seen a specific impact of COVID-19 on our financial position as at December 31, 2021. Recent developments in the first quarter of 2022, as of the date of this Annual Report, also do not indicate specific impact of COVID-19 on our financial position. Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

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

The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of these consolidated financial statements, including Note 21 in relation to the long-term loans and borrowings obtained by the Group in order to finance business combinations. In addition, Note 26 includes the Group’s policies for managing its liquidity risk.

Despite the latest geopolitical developments, management reasonably assumes that the Group has adequate resources to continue its operations without significant disruptions for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis. Please see also Notes 1(b), 1(c), 31. Management believes that there are no material uncertainties regarding going concern.

3.    Functional and presentation currency

These consolidated financial statements are presented in Russian Roubles (“RUB”), which is the Company’s functional and presentation currency. Financial information presented in RUB has been rounded to the nearest thousand, except when otherwise indicated.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

4.    Changes in significant accounting policies

Changes applicable from January 1, 2021

The following new amendments are effective from January 1, 2021 but they do not have an effect on the Group’s financial statements:

“COVID-19-Related Rent Concessions” - Amendment to IFRS 16;

“Interest Rate Benchmark Reform - Phase 2” - Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

Changes applicable from January 1, 2020

The Group applied Definition of a Business (Amendments to IFRS 3) to business combinations whose acquisition dates are on or after 1 January 2020 in assessing whether it had acquired a business or a group of assets. The details of accounting policies are set out in Note 5. See also Note 8 for details of the Group’s acquisition of a subsidiary during the year.

A number of other amendments to standards are effective from January 1, 2020 but they do not have a material effect on the Group’s financial statements.

5.    Significant accounting policies

The accounting policies have been applied consistently throughout the periods presented in these consolidated financial statements.

(a)	Basis of consolidation
(i)	Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group (see (iii) below).

The Group measures goodwill at the acquisition date as:

●	the fair value of the consideration transferred; plus
●	the recognized amount of any non-controlling interests in the acquiree; plus
●	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquire; less
●	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(ii)	Non-controlling interests (NCI)

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

If, however, the LLC subsidiary’s charter provides exit rights for its participants, then the participants interests classified as liability to NCI. All changes in liability to NCI are recognized in the profit and loss.

Change in the Group’s interest in a subsidiary that do not result in a loss of control is accounted for as equity transaction.

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

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. At the date of acquisition, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognized as goodwill. The goodwill is included within the carrying amount of the investment. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, after adjustments to align the accounting policies with those of the Group, until the date on which significant influence ceases.

Our investments in associate are generally designated as separate cash-generating unites (“CGUs”). The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

The Group performs a quantitative and qualitative evaluation of whether the modification is substantial considering qualitative factors, quantitative factors and combined effect of qualitative and quantitative factors. The Group concludes that the modification is substantial as a result of the following qualitative factors:

●	change the currency of the financial liability;
●	change in collateral or other credit enhancement;
●	inclusion of conversion option;
●	change in the subordination of the financial liability.

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

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group currently has a legally enforceable right to set off if that right is not contingent on a future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the Group and all counterparties.

(d)	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Dividends

Dividends are recognized as a liability in the period in which they are declared.

Repurchase and reissue of ordinary shares (treasury shares)

When shares recognised as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented within category “Treasury shares” in the consolidated statements of changes in equity. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in “Treasury shares” and the resulting surplus or deficit on the transaction is presented within “Share premium”.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The estimated useful lives for the current and comparative periods are as follows:

● core systems equipment	2-5 years

● office equipment	2-5 years

● furniture and fixtures	2-5 years

● leasehold improvements	3-5 years (the shorter of five years or the remaining period of the lease term)

● other property and equipment	1-3 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(f)	Intangible assets
(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill, see Note 15.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

(ii)	Intangible assets assumed in business combination

Identifiable intangible assets assumed in a business combination are initially recognized at fair value and subsequently measured at initially recognized amount less accumulated amortization and accumulated impairment losses. Such assets include, but are not limited to: brand name “hh.ru” (registered on March 11, 2011 with certificate № 431008), brand name “zarplata.ru” since 2020 (see Note 8) (registered on January 19, 2017 with certificate #602175), brand name “skillaz” since 2021 (see Note 8) (registered on February 15, 2021 with certificate #797909), web-sites, software “skillaz”, CV databases, and non-contractual customer relationships.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

● CV database	2-10 years

● non-contractual customer relationships	5-10 years

● domain names	10 years

● patents and trademarks	5-10 years

● website software	3 years

● software “skillaz”	5 years

● corporate, office software, licences and others	1-3 years

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)	Impairment
(i)	Financial assets

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●	bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowance for trade receivables is always measured at an amount equal to lifetime ECLs.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

●	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
●	the financial asset is more than 90 days past due.

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

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;
●	a breach of contract such as a default or being more than 90 days past due;
●	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
●	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or
●	the disappearance of an active market for a security because of financial difficulties.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated annually or when events occur or circumstances change that would indicate the carrying value exceeds the recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGU that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and
●	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension period, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

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

The Group presents right-of use assets and lease liabilities in separate lines in the consolidated statement of financial position.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Restructurings

A restructuring provision is recognised when the Group has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the entity.

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

CV database access (before August 2020). We grant access to our CV database on a subscription basis for a period of time ranging from one day to twelve months. Revenue is recognized on a straight-line basis over the period of subscription. The Group ceased provision of this type of subscription in August 2020 due to replacement by the CV database access with limited number of contact views. However, revenue from the old service were recognised till the end of the subscription periods of all existing contracts, i.e. August 2021.

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

Bundled subscriptions. In our Bundled Subscriptions the allocation of the consideration received between CV database access component and Job postings component is based on the relative standalone selling prices and expected usage of job postings at contract inception. The expected usage of job postings in our Bundled Subscriptions is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to CV database access component in the contracts entered before August 2020 is recognized over the period of subscription on a straight-line basis and in the contracts entered starting from August 2020 based on the number of CV contacts viewed during the reporting period. The expected usage of contact views is estimated based on the historical data for specific categories of customers and is re-measured at each reporting date. Revenue attributable to Job postings component is recognized over the period of display of a job posting on our website.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Starting March 31, 2021 the revenue from other VAS includes Skillaz’ software offerings via a cloud-based IT environment (“SaaS”) or on-premise IT environments. Revenue from Skillaz’ software offerings via a cloud-based IT environment (“SaaS”), including related support and maintenance, is recognized on a straight-line basis over the period in which the cloud services are provided. Revenue from Skillaz’ software offerings via on-premise IT environment is recognized at the point of time when the license is transferred to the client.

(k)	Employee benefits

Employee benefits include short-term employee benefits, social taxes, share-based payments and other long-term employee benefits, and are disclosed in ‘Personnel expenses’ in Note 11.

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

The related cost is recognised in ‘Personnel expenses’ (see Note 11), together with a corresponding increase in equity (share premium), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled awards at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of income and comprehensive income for a period represents the movement in cumulative expense recognised between the beginning and end of that period.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Cash-settled awards

A liability is recognised for the fair value of cash-settled awards. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in ‘Personnel expenses’ (see Note 11). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model.

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

Finance income comprises mostly interest income on funds invested on deposit accounts and loans given. Interest income is recognized as it accrues in profit or loss.

Finance costs comprise interest expense on loans received, and other expenses related to financial activities.

Interest paid is classified as operating activity in the consolidated statements of cash flows.

(m)	Foreign currency exchange gains and losses

Foreign currency exchange gains and losses are reported on a net basis.

(n)	Income tax

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

(o)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results (see Note 7), for which discrete financial information is available, are reviewed regularly by the Group’s CEO and Board of directors to make decisions about resources to be allocated to the segment and assess its performance. Segment results that are reported to the CEO and Board of directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(p)	Earnings per share

Net income per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.

(q)	Basis of preparation and measurement

The consolidated financial statements have been prepared on the historical cost basis except for the liability for cash-settled awards (see Note 5(k)(iii)) and the call option (see Note 8(a)) which are measured at fair value on each reporting date, and assets acquired and liabilities assumed in the business combination which are measured at fair value at the date of acquisition (see Note 8).

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

(a)	Key areas of estimation uncertainty and critical judgments:
●	Note 15 “Intangible assets and goodwill” - goodwill impairment;
●	Note 31 “Subsequent events” – going concern assessment.
(b)	Other areas of estimation uncertainty and judgments:
●	Note 8 “Business combination” – fair values of intangible assets and their estimated useful lives;
●	Note 20 “Long-term Incentive Plans (LTIPs)” - grants under new “2021 RSU Plan”;

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

●	Note 5(j) “Revenue” - recognition and measurement of revenue;
●	Note 13 “Income taxes”, Note 28 “Contingencies” – provisions for income tax and tax contingencies;
●	Note 16 “Equity-accounted investees” – impairment of investment in associate and determining the fair value of the option contracts;
●	Note 25 “Provision” – provision for taxes, other than income tax.

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

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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

The Group’s operating segments are based on the geography of the Group’s operations or other subdivisions as presented in internal reporting to the CODM. In December 2020, we acquired 100% share in LLC “Zarplata.ru”, a job classified platform with a strong footprint in certain Russian regions, such as Siberia and the Urals. In March 2021, the Group obtained control over LLC “Skillaz”, a Russian HR technology company which automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions (“Skillaz”). Before the acquisitions, our operating segments were “Russia”, “Belarus”, “Kazakhstan” and “Other Countries”. After the acquisitions, we further subdivided our operations in Russia into “Russia (hh.ru)” segment, representing all operations of our “Russia” segment before the acquisition, and “Russia (Zarplata.ru)” segment, representing operations by LLC “Zarplata.ru”, and added the “Skillaz” segment, representing operations by LLC “Skillaz”. Thus, our operating segments after the acquisitions are “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Other Countries”, and “Skillaz”. As each operating segment other than “Russia (hh.ru)” individually comprises less than 10% of revenue, for reporting purposes we combine all operating segments other than “Russia (hh.ru)” into “Other segments” category.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

As financial results of LLC “Zarplata.ru” for the period from the acquisition date to December 31, 2020 were not material, they are not included in the consolidated statement of income and comprehensive income and in the ‘Operating segments’ note for the year ended December 31, 2020.

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

Goodwill is allocated to reportable segments as described in Note 15. Intangible assets other than goodwill are allocated primarily to the “Russia(hh.ru)” and Other (in the part of Skillaz CGU and Zarplata.ru CGU - see Note 8) reportable segments.

	For the year ended December 31, 2021
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	13,891,375	2,076,658	15,968,033	—	—	15,968,033
Inter-segment revenue	21,670	60,312	81,982	—	(81,982)	—
External expenses	(5,547,518)	(1,441,886)	(6,989,404)	(318,289)	—	(7,307,693)
Inter-segment expenses	(59,878)	(21,224)	(81,102)	—	81,102	—
Segment EBITDA	8,305,649	673,860	8,979,509	(318,289)	(880)	8,660,340

	For the year ended December 31, 2020
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	7,724,264	557,843	8,282,107	—	—	8,282,107
Inter-segment revenue	3,981	9,587	13,568	—	(13,568)	—
External expenses	(3,726,803)	(170,367)	(3,897,170)	(272,412)	—	(4,169,582)
Inter-segment expenses	(10,513)	(539)	(11,052)	—	11,052	—
Segment EBITDA	3,990,929	396,524	4,387,453	(272,412)	(2,516)	4,112,525

	For the year ended December 31, 2019
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	7,211,762	576,979	7,788,741	—	—	7,788,741
Inter-segment revenue	252	10,692	10,944	—	(10,944)	—
External expenses	(3,480,172)	(202,636)	(3,682,808)	(94,072)	—	(3,776,880)
Inter-segment expenses	(10,806)	(378)	(11,184)	—	11,184	—
Segment EBITDA	3,721,036	384,657	4,105,693	(94,072)	240	4,011,861

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(c)   Reconciliation of information on reportable segments to IFRS measures

Reconciliation of consolidated profit before income tax to Segment EBITDA of the Group is presented below:

	For the year ended December 31,
	2021	2020	2019
Consolidated profit before income tax	6,867,605	2,571,597	2,225,448
Adjusted for:
Depreciation and amortization	1,066,284	750,558	683,317
Net finance costs	416,471	350,216	526,516
Gain on remeasurement of previously held interest in equity accounted investees (Note 8(a))	(223,308)	—	—
Net foreign exchange (gain) /loss	(1,424)	(83,030)	46,508
IPO-related costs	—	—	190,284
SPO-related costs	74,443	122,940	—
Costs related to business combinations	23,083	51,665	—
Insurance cover related to IPO	—	54,772	100,048
LTIPs (Note 20)	516,241	262,646	196,993
Grant of shares to Board of Directors (including social taxes) (Note 29(b))	24,654	23,597	15,025
Share of loss of equity-accounted investees (net of income tax) (Note 16)	17,925	49,181	30,542
One-off litigation settlements and legal costs	—	—	17,734
Other financing and transactional costs	28,044	—	1,541
Income from depositary (Note 24)	(58,226)	(41,617)	(22,095)
Write-off of expired tax risks and related indemnity	(91,452)	—	—
Segment EBITDA (as presented to the CODM)	8,660,340	4,112,525	4,011,861

Reconciliation of consolidated operating costs and expenses (exclusive of depreciation and amortization) to Segment External expenses of the Group is presented below:

	For the year ended December 31,
	2021	2020	2019
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	7,949,215	4,691,300	4,300,263
Adjusted for:
IPO-related costs	—	—	(190,284)
Insurance cover related to IPO	—	(54,772)	(100,048)
SPO-related costs	(74,443)	(122,940)	—
Costs related to business combinations	(23,083)	(51,665)	—
LTIPs (Note 20)	(516,241)	(262,646)	(196,993)
Grant of shares to the Board of Directors (including social taxes) (Note 29(b))	(24,654)	(23,597)	(15,025)
One-off litigation settlements and legal costs	—	—	(17,734)
Other financing and transactional costs	(28,044)	—	(1,541)
Changes in put liability to non-controlling participants in subsidiary	32,467	—	—
Other	(7,524)	(6,098)	(1,758)
Segment External expenses (as presented to the CODM)	7,307,693	4,169,582	3,776,880

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(d)   Geographical information

The geographical information below analyses the Group’s revenue by country of domicile of a customer, including the Group’s principal country of operations and in all foreign countries.

	For the year ended December 31,
	2021	2020	2019
Russia	14,965,091	7,663,785	7,170,042
All foreign countries, including:	1,002,942	618,322	618,699
Belarus	459,289	301,208	343,964
Kazakhstan	443,557	256,564	232,990
Other countries	100,096	60,550	41,745
	15,968,033	8,282,107	7,788,741

(e)   Major customers

In all reporting periods no customer represented 10% or more of the Group’s total revenue.

8.    Business combination

(a)   LLC “Skillaz”

As at December 31, 2020 the Group had 25.01% ownership interest and option contracts to purchase an additional 40.01% ownership interest in LLC “Skillaz”, a Russian HR technology company which automates routine recruitment processes by implementing complex built-to-suit integration projects (“Skillaz”).

As of March 31, 2021, based on performance of Skillaz in the first quarter of 2021, its business plan and the resulting projected future cash flows, the exercise of the call options became beneficial for the Group. Given that the Group was exposed to variable returns from its involvement with the investee, as well as had the ability to use its power over the investee to affect the amount of those returns via potential substantive rights, the Group determined that it had obtained control over Skillaz as at March 31, 2021.

Accordingly, the Group ceased to account for its investment in Skillaz under the equity method and consolidated Skillaz as a subsidiary since March 31, 2021. For the purposes of the below disclosures the “acquisition date” is March 31, 2021.

On May 25, 2021 Board of Directors approved the exercise of the option contracts. On May 26, 2021 the option contracts were exercised.

The Group’s previously held interest in Skillaz was measured at fair value as at the acquisition date, and the corresponding gain of 223,308 was recognized in the “Gain on remeasurement of previously held interest in equity accounted investees” line in the consolidated statement of income and comprehensive income for the year ended December 31, 2021.

Movement in the Group’s previously held interest in Skillaz:

Previously held interest at the equity method as at December 31, 2020	129,666
Share of loss of equity-accounted investees (net of income tax)	(4,864)
Previously held interest at the equity method at control acquisition date	124,802
Fair value of previously held interest at control acquisition date	348,110
Gain on remeasurement of previously held interest at the fair value	223,308

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Consideration transferred

The following table summarises the acquisition date fair value of each major class of consideration transferred:

Cash consideration paid	622,732
The control acquisition date fair value of the Group’s previously held interest	348,110
Financial assets at fair value through profit or loss	59,999
Total consideration transferred	1,030,841

Cash outflow related to the acquisition for the year ended December 31, 2021 was as follows:

Cash consideration transferred	(622,732)
Cash acquired	66,524
Net cash outflow on acquisition	(556,208)

The fair value of the call option was 59,999 at acquisition date (as of December 31, 2020 - 25,491). The corresponding gain of 34,508 is included within “Finance income” in the consolidated statement of income and comprehensive income for the year ended December 31, 2021 (see Note 12(a)). Key assumptions used in the Black Scholes Merton (“BSM”) pricing model were as follows:

a)	as at December 31, 2020: expected volatility - 38%, risk-free interest rate - 3.9%
b)	at control acquisition date: expected volatility - 38%, risk-free interest rate - 4.8%

Identifiable assets acquired and liabilities assumed

As of December 31, 2021 the Group finalised purchase price allocation for Skillaz acquisition. The fair values of the identifiable assets and liabilities as at the date of control acquisition were as follows:

Assets
Intangible assets	609,420
Property and equipment	3,436
Trade and other receivables	3,223
Prepaid expenses and other current assets	3,555
Loans issued	3,224
Cash and cash equivalents	66,524
689,382
Contract liabilities (non-current)	134,004
Contract liabilities (current)	36,908
Trade and other payables	40,362
Loans and borrowings	50,000
261,274
Total net assets	428,108
The amount of non-controlling interest measured at the proportionate share of the identifiable net assets	(149,752)
Goodwill arising on acquisition	752,485
Purchase consideration	1,030,841

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Goodwill is mainly attributable to the potential of Skillaz to further enhance its position in the Applicants Tracking Systems market, as well as prospects of potential synergies expected to arise in the future and are not separately recognised. Goodwill is equal to the difference between fair value of net assets acquired in the business combination excluding the amount of non-controlling interest measured at the proportionate share of the identifiable net assets and the purchase consideration transferred. Goodwill is allocated predominantly to Skillaz CGU. Goodwill is not expected to be deductible for income tax purposes.

The recoverable amount of Skillaz CGU represented its fair value less costs of disposal on the basis of company valuation performed by external appraisers as part of the acquisition accounting (Level 3) as at acquisition date. The key assumptions used in the fair value estimation represented management’s assessment of future trends in CGU’s business and were based on the relevant external and internal historical data. Cash flows were projected based on past experience, actual operating results and the CGU’s five-year business plan and based on the following key assumptions: revenue annual average growth rate, terminal growth rate and discount rate. The pre-tax discount rate applied to the cash flow projections is 21.3%, the terminal growth rate for the free cash flows is 2.5% and the average annual revenue growth rate in the five-year period is 45.7%. When estimating the fair value of previously held interest in Skillaz as at acquisition date, discount fоr the lack of control of 12.8% was applied to the company valuation.

The Group determined the fair value of Skillaz’s software, non-contractual customer relationships and other intangible assets and recognized them as intangible assets of 609,420. Skillaz applies a tax exemption under Russian tax legislation which is expected to be in force during the useful lives of all net assets identified. Therefore, no deferred tax liability is assumed on the difference between the fair value and the tax base of the intangible assets identified.

The fair value of the trade and other receivables is 3,223. The gross amount of trade receivables is 8,004 and bad debt provision is recognized of 4,781.

Measurement of fair values

The fair values of the material assets acquired have been calculated using the following valuation techniques (Level 3 of fair value hierarchy):

Assets acquired	Valuation technique
Developed software

Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the asset, by excluding any cash flows related to contributory assets.

Non-contractual customer relationships

Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets.

The Group exercised significant judgments in the accounting for the business combination. The most significant judgments related to the determination of fair values of intangible assets and their estimated useful lives. In determining the fair values of the intangible assets management made assumptions on the timing and the amounts of the Skillaz’ future cash flows, applicable growth rates and discount factors.

For the period from March 31, 2021 till December 31, 2021 Skillaz contributed revenue of RUB 255 million and net loss before tax of RUB 200 million of the Group’s results. If the combination had occurred on January 1, 2021, revenue from continuing operations of the Group for the year ended December 31, 2021 would have been approximately RUB 16,039 million and profit before tax from continuing operations for the Group would have been approximately RUB 6,821 million. In determining these amounts, management assumed that the fair value adjustments, that arose on the date of acquisition, would have been the same if the acquisition had occurred on January 1, 2021.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Acquisition of additional interest in Skillaz

On June 28, 2021 the Group increased its share in Skillaz by 9.97% to 74.99% for total cash consideration of 155,177. The difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid of 123,010 was reflected in the retained earnings attributable to the owners of the Group in the consolidated statement of changes in equity for the year ended December 31, 2021.

(b)   LLC “Zarplata.ru”

On December 25, 2020, the Group acquired 100% of the issued charter capital and voting interests of LLC Zarplata.ru (“Zarplata”) from Hearst Shkulev Digital Regional Network B.V. Zarplata is a job classified platform operating in certain Russian regions, such as Siberia and the Urals. It was formed by consolidating local city portals, which has created high local brand recognition and means that Zarplata has a significant share of organic traffic.

The net assets of Zarplata recognised in the consolidated financial statements for the year ended December 31, 2020 were based on a provisional assessment of their fair value.

During the year ended December 31, 2021 the Group finalised the purchase price allocation for acquisition of Zarplata. Management has engaged independent experts to assist the Group in its determination of the final fair values of the assets acquired.

As a result, the valuation of the non-contractual customer relationships was updated and the acquisition date fair value of non-contractual customer relationships was 528,772, a decrease of 53,694 over the provisional value. The calculation of the tax base of acquired intangible assets was updated, which resulted in a decrease in the deferred tax liability of 47,818. There was also a corresponding increase in goodwill of 5,876, resulting in 2,918,486 of total goodwill arising on the acquisition.

The 2020 comparative information was revised to reflect the adjustment to the provisional amounts. The decreased amortisation charge on the non-contractual customer relationships from the date of acquisition to December 31, 2020 was not material.

The final fair values of the identifiable assets and liabilities of Zarplata at the date of acquisition were as follows:

Fair values
Assets
Intangible assets	1,094,227
Property and equipment	10,601
Deferred tax assets	8,420
Trade and other receivables	6,746
Indemnification asset	186,473
Prepaid expenses and other current assets	42,125
Cash and cash equivalents	95,701
1,444,293
Liabilities
Contract liabilities	74,731
Trade and other payables	27,210
Income tax payable	86,695
Provisions	488,646
Deferred tax liability	180,791
858,073
Goodwill	2,918,486
Purchase consideration	3,504,706

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The goodwill represents potential of Zarplata to further enhance its position in Russian regions, as well as the value of any synergies expected to arise in the future that are not separately recognised. Goodwill is equal to the difference between fair value of net assets acquired in the business acquisition and the purchase consideration transferred. Goodwill is allocated predominantly to Zarplata CGU. Goodwill recognised is not expected to be deductible for income tax purposes.

The Group incurred acquisition-related costs of 51,665 presented by external legal fees and due diligence costs. These costs were included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income for the year ended December 31, 2020.

Consideration transferred

Cash paid	3,100,000
Contingent consideration payable	404,706
Total consideration transferred	3,504,706

Cash outflow related to the acquisition for the year ended December 31, 2020 was as follows:

Cash consideration transferred	(3,100,000)
Cash acquired	95,701
Net cash outflow on acquisition	(3,004,299)

Contingent consideration payable as at acquisition date consists of (a) 216,764 payable subject to customary closing conditions, and (b) 187,942 payable over 4-year period subject to certain historical tax risks identified in Zarplata not being realised.

To determine the fair value of the consideration stipulated in item (b), we discounted future cash flows over the 4-year period. The fair value of the consideration payable stipulated in item (b) as at acquisition date is 187,942. The undiscounted value of the consideration payable stipulated in item (b) as at acquisition date is 203,796.

The customary closing conditions were fulfilled and the payment of 216,764, which is stipulated in item (a), was settled as of March 31, 2021. Also the payment of 17,000, which is included in the consideration stipulated in item (b), was settled in February 2021, as the specified tax risks have not been realised. The fair value of the consideration payable stipulated in item (b) as at reporting date is 177,503. The undiscounted value of the consideration payable stipulated in item (b) as at reporting date is 185,111.

Based on current assessment of the historical tax risks, as at December 31, 2021 it is probable that the outstanding amount payable in item (b) will be settled.

The Group determined the fair value of Zarplata’s software, trademarks, client base, CV database and recognized as intangible assets as 1,094,227.

The fair value of the trade and other receivables is 6,746. The gross amount of trade receivables is 8,760 and it is expected that the full contractual amounts can be collected.

Deferred tax liability represents deferred tax on the temporary difference related to identified intangible assets.

The Company identified certain tax risks pertaining to Zarplata.ru and the unfavorable outcome of most of them is assessed as possible, while others are considered as probable. The share purchase agreement commits the seller to reimburse part of the losses incurred, suffered or sustained by the Company in respect of this matter during the four years from the date of the agreement. The Company made a provision for these tax risks, both probable and possible (included in Income tax payable and Provisions), of 586,100 as at acquisition date and 432,626 as of December 31, 2021 and a related indemnification asset at fair value of 186,473 as at acquisition date and 117,844 as of December 31, 2021.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

The Group exercised significant judgments in the accounting for the business combination. The most significant judgments related to the determination of fair values of intangible assets and their estimated useful lives as well as fair values of income tax and other taxes provisions and related indemnification asset. In determining of the fair values of the intangible assets management made assumptions on the timing and the amounts of the Zarplata’s future cash flows, applicable growth rates and discount factors, expected attrition rates of the customer relationships and comparable royalty rates for similar businesses. In determining fair values of tax provisions, deferred tax liabilities and indemnification asset management made assumptions in relation to probability, base amounts and applicable rates of taxation. Certain key assumptions are further disclosed in Note 15.

9.    Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the owners of the Company by the weighted average number of ordinary shares of the Company outstanding over the period.

On May 8, 2020 the Company issued 317,860 new shares, bringing the total number of issued ordinary shares to 50,317,860, and settled with this issue the 18.75% of the awards which vested on the first anniversary of the IPO under the 2016 HeadHunter Unit Option Plan. See Note 20(a)(i).

On May 14, 2021 the Company issued 317,860 new shares, bringing the total number of issued ordinary shares to 50,635,720 as of December 31, 2021, and settled with this issue the 18.75% of the awards which vested on the second anniversary of the IPO under the 2016 HeadHunter Unit Option Plan. See Note 20(a)(i).

Diluted earnings per share are calculated by dividing the net income attributable to the owners of the Company by the weighted average number of ordinary shares outstanding over the period plus number of ordinary shares that would be issued if all existing convertible instruments, if any, were converted.

Under the 2016 HeadHunter Unit Option Plan, the Company may issue up to 1,271,436 new shares to settle the awards provided by the plan over the period of 4 years from the date of the IPO (see Note 20(a)(i)), of which 635,720 shares have already been issued, 23,126 shares have been forfeitured and the remaining 612,590 shares may be issued after December 31, 2021.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Under the 2018 HeadHunter Unit Option Plan, the Company may issue new shares to settle the awards provided in the plan over the period of 7 years from the grant date (see Note 20(a)(ii)) depending on share price performance; if on December 31, 2021 all units would vest, 513,612 new shares would have been issued.

Under 2021 RSU Plan, the Company may issue new shares up to 6% of the fully diluted aggregate number of ordinary shares issued. As of December 31, 2021, the Company had 491,064 unvested ordinary shares to be issued under 2021 RSU Plan, out of which 130,232 unvested ordinary shares are dilutive and included in the diluted weighted-average number of ordinary shares calculation.

Also, as of December 31, 2021 the Company may issue up to 42,534 new shares over next 3 year period as part of the remuneration of its Board of Directors.

Accordingly, 1,659,800 new shares may be issued by the Company in total as of December 31, 2021 in relation to the Long-term Incentive Plans (LTIPs) and Board of Directors remuneration agreeements (as of December 31, 2020 – 1,358,914 shares, as of December 31, 2019 – 1,514,114 shares).

	For the year ended December 31,
	2021	2020	2019
Net income attributable to owners of the Company	5,390,677	1,748,960	1,448,018
Weighted average number of ordinary shares outstanding (Note 19)	50,499,021	50,206,696	50,000,000

Effects of dilution from:
Share options (weighted average)	1,356,446	1,377,708	956,590
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	51,855,467	51,584,404	50,956,590

Earnings per share (in Russian Roubles per share)
Basic	106.75	34.84	28.96
Diluted	103.96	33.90	28.42

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

10.  Revenue

(a)   Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2021				2020			2019
						Total			Total
						other			other
		Total other segments				segments			segments
	Russia	Russia		Total			Total			Total
	(hh.ru)	(Zarplata.ru)	Other	segments	Russia	Other	segments	Russia	Other	segments
Bundled Subscriptions	3,787,713	276,535	65,823	4,130,071	2,332,272	40,195	2,372,467	2,154,831	69,120	2,223,951
CV Database Access	2,740,223	109,917	410,374	3,260,514	1,538,702	273,543	1,812,245	1,508,085	253,643	1,761,728
Job Postings	6,194,180	390,455	378,719	6,963,354	3,134,522	207,703	3,342,225	2,900,678	211,510	3,112,188
Other VAS	1,169,259	141,361	303,474	1,614,094	718,768	36,402	755,170	648,168	42,706	690,874
Total revenue	13,891,375	918,268	1,158,390	15,968,033	7,724,264	557,843	8,282,107	7,211,762	576,979	7,788,741

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

In the following table, revenue from contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments is disaggregated by type of customer:

	For the year ended December 31,
	2021	2020	2019
Key Accounts in Russia
Moscow and St.Petersburg	3,868,460	2,156,248	1,981,959
Other regions of Russia	1,422,118	815,323	664,649
Sub-total	5,290,578	2,971,571	2,646,608
Small and Medium Accounts in Russia
Moscow and St.Petersburg	4,881,678	2,526,381	2,579,517
Other regions of Russia	4,035,679	1,825,497	1,614,359
Sub-total	8,917,357	4,351,878	4,193,876
Foreign customers of Russia segment	95,272	57,822	41,385
Other customers in Russia	506,436	342,993	329,893
Total for “Russia” operating segment	14,809,643	7,724,264	7,211,762

The revenue arising from non-monetary exchanges of services with customers included in the table above is 77,763 for the year ended December 31, 2021, 43,397 for the year ended December 31, 2020 and 50,804 for the year ended December 31, 2019.

(b)   Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

		As at December 31,
	Note	2021	2020
Receivables, which are included in “Trade and other receivables”	17	141,125	61,028
Contract liabilities		4,644,839	2,785,402

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

The amount of 2,619,549 recognised in contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2021 (for the year ended December 31, 2020 – 2,196,418).

The revenue recognised for the year ended December 31, 2021 from performance obligations satisfied (or partially satisfied) in previous periods is 20,649 (for the year ended December 31, 2020 – 10,662). This is mainly due to changes in the estimate of the expected usage of job postings in our Bundled Subscriptions.

No information is provided about remaining performance obligations as at December 31, 2021 that have an original expected duration of one year or less, as allowed by IFRS 15.

11.  Operating costs and expenses (exclusive of depreciation and amortization)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	For the year ended
	December 31,
	2021	2020	2019
Personnel expenses	(4,183,569)	(2,579,958)	(2,234,309)
Marketing expenses	(2,113,439)	(1,105,247)	(1,046,678)
Subcontractor and other costs related to provision of services	(430,276)	(194,644)	(186,337)
Office rent and maintenance	(306,116)	(176,672)	(206,501)
Professional services	(470,918)	(335,681)	(347,963)
Insurance services	(169,537)	(181,047)	(111,251)
Hosting and other website maintenance	(81,471)	(46,325)	(40,421)
Other operating expenses	(193,889)	(71,726)	(126,803)
Operating costs and expenses (exclusive of depreciation and amortization)	(7,949,215)	(4,691,300)	(4,300,263)

Contributions to state pension funds recognised within “Personnel expenses” is 602,977 for the year ended December 31, 2021, 375,977 for the year ended December 31, 2020 and 291,211 for the year ended December 31, 2019.

12.  Finance income and costs

(a)   Finance income

	For the year ended
	December 31,
	2021	2020	2019
Interest on term deposits	204,497	51,857	76,202
Interest accrued on loans to related parties (Note 29(с))	782	947	—
Interest accrued on loan to third party	2,807	—	—
Net gain on financial assets measured at fair value through profit and loss (Note 8(a))	34,508	150	—
Other interest income	514	6,375	562
Total finance income	243,108	59,329	76,764

(b)   Finance costs

	For the year ended
	December 31,
	2021	2020	2019
Interest accrued on bank loan (Note 21(a))	(342,425)	(357,377)	(559,527)
Interest accrued on non-convertible bonds (Note 21(b))	(270,442)	(12,543)	—
Interest accrued on lease liabilities (Note 23)	(20,466)	(26,334)	(32,941)
Interest accrued on loans from related parties (Note 29(c))	(572)	—	—
Interest accrued on other loan	—	—	(6,391)
Other interest costs	(25,674)	(13,291)	(4,421)
Total finance costs	(659,579)	(409,545)	(603,280)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

13.  Income taxes

(a)   Amounts recognized in profit or loss

As the Group generates most of its revenues and profits from operations in Russia, the Group’s applicable tax rate is the Russian corporate income tax rate of 20%.

	For the year ended
	December 31,
	2021	2020	2019
Current tax expense:
Current year	(1,935,291)	(873,925)	(923,760)
Reversal of provision for uncertain income tax positions	221,700	92,012	110,708
Recognition of provision for uncertain income tax positions	(31,332)	(4,044)	(447,034)
Total current tax expense	(1,744,923)	(785,957)	(1,260,086)
Deferred tax reversal:
Origination and reversal of temporary differences	370,089	100,185	168,630
Reversal of deferred tax on unremitted earnings	—	—	447,034
Total deferred tax reversal	370,089	100,185	615,664
Total income tax expense	(1,374,834)	(685,772)	(644,422)

In June 2019, the Group reversed its deferred tax liability on unremitted earnings of 447,034 and recognized provision for uncertain tax positions of 447,034 due to change in the parent company tax residency status (see Note 1(a)) and applicable income tax rate on dividends and based on the Group interpretations of tax laws.

(b)   Income tax payable

	December 31,	December 31,
	2021	2020
Current income tax payable	202,112	55,921
Provision for uncertain income tax positions (Notes 13(a), 8(b))	155,443	345,812
Total income tax payable	357,555	401,733

(c)   Reconciliation of effective tax rate

	For the year ended December 31,
	2021	2020	2019
Profit before income tax	6,867,605	2,571,597	2,225,448
Income tax at 20% tax rate	(1,373,521)	(514,319)	(445,090)
Effect of tax rates in foreign jurisdictions	2,920	3,878	(23,408)
Withholding tax on intra-group dividends	(14,643)	(15,771)	(77,516)
Reversal/(recognition) of provision for uncertain income tax positions	221,700	92,012	137,952
Non-taxable gain on remeasurement of previously held interest in equity accounted investees	44,662	—	—
Unrecognized deferred tax asset	(101,829)	(134,495)	(113,047)
Non-deductible interest expense	—	—	(18,421)
Non-deductible expenses related to LTIPs	(56,662)	(52,465)	(35,485)
Effect of tax exemption in subsidiary	(43,008)	—	—
Other net non-deductible expense	(54,453)	(64,612)	(69,407)
Total income tax expense	(1,374,834)	(685,772)	(644,422)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(d)   Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31,	December 31,
	2021	2020*
Deferred tax assets:
Contract liabilities	329,221	140,143
Unused vacation accruals	21,942	11,567
Employee benefits	37,799	30,502
Trade and other payables	15,210	6,408
Right-of-use assets and lease liabilities	5,251	5,452
Intangible assets	4,244	7,883
Property and equipment	2,149	—
Tax benefit from LTIPs - income	46,586	—
Tax benefit from LTIPs - equity	12,445	—
Deferred tax assets netting	(22,957)	(25,627)
Total deferred tax assets	451,890	176,328

Deferred tax liabilities:
Property and equipment	—	(4,478)
Intangible assets	(572)	(4,918)
Intangible assets identified on acquisitions	(515,369)	(610,436)
Loans and borrowings	(11,383)	(16,947)
Deferred tax liabilities netting	22,957	25,627
Total deferred tax liabilities	(504,367)	(611,152)
Net deferred tax liability	(52,477)	(434,824)
*	Certain amounts shown here do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made, refer to Note 8(b).

Unrecognized deferred tax assets as at December 31, 2021 were 669,664 (as at December 31, 2020 – 567,835). They relate to tax losses of the Group’s subsidiaries. The tax losses do not expire under current Russian tax legislation. Deferred tax assets have not been recognised in respect of these tax losses because it is not probable that future taxable profit will be available against which the Group’s subsidiaries can utilise the benefits therefrom.

(e)   Movement in deferred tax balances

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

				Effect of
	January 1,	Recognized in	Recognized in	movement in	December 31,
	2021	profit or loss	equity	exchange rates	2021
Property and equipment	(4,478)	6,629	—	(2)	2,149
Intangible assets	(607,471)	95,799	—	(25)	(511,697)
Unused vacation accruals	11,567	10,411	—	(36)	21,942
Employee benefits	30,502	7,321	—	(24)	37,799
Contract liabilities	140,143	189,179	—	(101)	329,221
Trade and other payables	6,408	8,798	—	4	15,210
Loans and borrowings	(16,947)	5,564	—	—	(11,383)
Right-of-use assets and lease liabilities	5,452	(198)	—	(3)	5,251
Tax benefit from LTIPs - income	—	46,586	—	—	46,586
Tax benefit from LTIPs - equity	—	—	12,445	—	12,445
Net deferred tax liability	(434,824)	370,089	12,445	(187)	(52,477)

			Acquired in	Effect of
	January 1,	Recognized in	business	movement in	December 31,
	2020	profit or loss	combination*	exchange rates	2020*
Property and equipment	(9,696)	5,473	(260)	5	(4,478)
Intangible assets	(522,280)	87,695	(172,907)	21	(607,471)
Unused vacation accruals	8,614	2,870	24	59	11,567
Employee benefits	13,323	16,438	731	10	30,502
Contract liabilities	135,203	4,809	—	131	140,143
Trade and other payables	7,728	(1,464)	41	103	6,408
Loans and borrowings	—	(16,947)	—	—	(16,947)
Right-of-use assets and lease liabilities	4,139	1,311	—	2	5,452
Net deferred tax liability	(362,969)	100,185	(172,371)	331	(434,824)

* Certain amounts shown here do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made, refer to Note 8(b).

14.  Property and equipment

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

		Office
		equipment,
	Servers and	furniture	Leasehold
	computers	and other	improvements	Total
Cost
Balance at January 1, 2021	202,129	293,035	285,883	781,047
Acquisition through business combinations (Note 8)	—	3,436	—	3,436
Additions	75,667	69,831	5,325	150,823
Disposals	(3,890)	(75,867)	(6,933)	(86,690)
Foreign currency translation difference	—	(95)	(11)	(106)
Balance at December 31, 2021	273,906	290,340	284,264	848,510
Depreciation
Balance at January 1, 2021	94,071	144,150	76,101	314,322
Depreciation for the year	45,619	79,962	71,262	196,843
Disposals	(3,890)	(75,729)	(6,933)	(86,552)
Foreign currency translation difference	—	(81)	(8)	(89)
Balance at December 31, 2021	135,800	148,302	140,422	424,524
Net book value
At December 31, 2021	138,106	142,038	143,842	423,986

		Office
		equipment,
	Servers and	furniture	Leasehold
	computers	and other	improvements	Total
Cost
Balance at January 1, 2020	174,157	215,484	209,731	599,372
Acquisition through business combinations (Note 8)	4,843	5,758	—	10,601
Additions	23,390	77,728	76,125	177,243
Disposals	(261)	(6,124)	—	(6,385)
Foreign currency translation difference	—	189	27	216
Balance at December 31, 2020	202,129	293,035	285,883	781,047
Depreciation
Balance at January 1, 2020	64,523	87,468	17,637	169,628
Depreciation for the year	29,809	62,146	58,457	150,412
Disposals	(261)	(5,604)	—	(5,865)
Foreign currency translation difference	—	140	7	147
Balance at December 31, 2020	94,071	144,150	76,101	314,322
Net book value
At December 31, 2020	108,058	148,885	209,782	466,725

15.   Intangible assets and goodwill

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

							Other
			Non-contractual				software,
			customer	Trademarks	Website	Patents and	licenses and
	Goodwill	CV database	relationships	and domains	software	copyrights	other	Total
Cost
Balance at January 1, 2021	9,881,100	737,913	2,572,532	1,902,437	212,508	6,473	77,491	15,390,454
Acquisition through business combinations (Note 8)	752,485	—	39,273	212	566,384	—	3,551	1,361,905
Additions arising from internal development	—	—	—	—	17,998	—	—	17,998
Other additions	—	—	—	33	5,212	3,667	90,685	99,597
Disposals	—	—	—	—	(27,063)	(2,741)	(57,887)	(87,691)
Foreign currency translation difference	(3,224)	—	—	113	(128)	—	(31)	(3,270)
Balance at December 31, 2021	10,630,361	737,913	2,611,805	1,902,795	774,911	7,399	113,809	16,778,993
Amortization
Balance at January 1, 2021	—	299,287	987,817	735,559	46,992	5,913	47,521	2,123,089
Amortization for the year	—	103,165	271,980	190,220	152,668	2,100	67,959	788,092
Disposals	—	—	—	—	(27,063)	(2,726)	(57,887)	(87,676)
Foreign currency translation difference	—	—	—	14	(1)	—	(21)	(8)
Balance at December 31, 2021	—	402,452	1,259,797	925,793	172,596	5,287	57,572	2,823,497
Net book value
At December 31, 2021	10,630,361	335,461	1,352,008	977,002	602,315	2,112	56,237	13,955,496

							Other
			Non-contractual				software,
			customer	Trademarks	Website	Patents and	licenses and
	Goodwill*	CV database	relationships*	and domains	software	copyrights	other	Total
Cost
Balance at January 1, 2020	6,954,183	635,605	2,043,760	1,526,889	163,466	5,735	88,743	11,418,381
Acquisition through business combinations (Note 8)	2,918,486	102,308	528,772	375,724	82,549	—	4,874	4,012,713
Additions arising from internal development	—	—	—	—	15,040	—	—	15,040
Other additions	—	—	—	—	10,973	1,588	56,053	68,614
Disposals	—	—	—	—	(59,545)	(874)	(72,265)	(132,684)
Foreign currency translation difference	8,431	—	—	(176)	25	24	86	8,390
Balance at December 31, 2020*	9,881,100	737,913	2,572,532	1,902,437	212,508	6,473	77,491	15,390,454
Amortization
Balance at January 1, 2020	—	235,725	783,441	583,022	73,713	4,440	50,440	1,730,781
Amortization for the year	—	63,562	204,376	152,559	32,824	2,333	69,309	524,963
Disposals	—	—	—	—	(59,545)	(860)	(72,265)	(132,670)
Foreign currency translation difference	—	—	—	(22)	—	—	37	15
Balance at December 31, 2020*	—	299,287	987,817	735,559	46,992	5,913	47,521	2,123,089
Net book value
At December 31, 2020*	9,881,100	438,626	1,584,715	1,166,878	165,516	560	29,970	13,267,365

* Certain amounts shown here do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made, refer to Note 8 (b).

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Impairment test

Goodwill as at December 31, 2021 of 10,630,361 (as at December 31, 2020* – 9,881,100) is attributable to the acquisition of 100% ownership interest in HeadHunter in 2016, the acquisition of 100% ownership interest in Zarplata in December 2020 (see Note 8(b)), and the acquisition of 65.02% ownership interest in Skillaz in the first quarter of 2021 (see Note 8(a)).

Carrying amount of goodwill allocated to each of the CGUs:

	December 31,	December 31,
	2021	2020*
HeadHunter “Russia” operating segment	6,607,362	6,607,362
HeadHunter “Kazakhstan” operating segment	171,792	178,380
HeadHunter “Belarus” operating segment	180,236	176,872
Zarplata operating segment (see Note 8(b))	2,918,486	2,918,486
Skillaz operating segment (see Note 8(a))	752,485	—
Total goodwill	10,630,361	9,881,100

* Certain amounts shown here do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made, refer to Note 8(b).

At December 31, 2021 management estimated the recoverable amount of the Group’s cash-generating units (“CGU”).

The recoverable amount of the HeadHunter CGUs represented its fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares (Level 1) on the estimated portion attributable to each respective CGU. At December 31, 2021 the estimated recoverable amounts of all CGUs exceeded their carrying amounts. No reasonably possible change in the fair value less costs of disposal of CGUs would result in the impairment.

The recoverable amount of the Zarplata CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were forecated based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue annual average growth rate, EBITDA margin,  terminal growth rate and discount rate. The compound revenue annual growth rate for 2021-2026 is 11.4%. The forecasted EBITDA margin for 2022-2026 ranges from 35.3% to 43.7%. The pre-tax discount rate applied to the cash flow projections is 17.2% and the terminal growth rate for the free cash flows is 3.2%. As of December 31, 2021 a reasonably possible decrease in revenue’s compound annual growth rate by 1%-point, holding other assumptions constant, would lead to an impairment of the Zarplata CGU by RUB 120 million. The events described in Note 31 are likely to increase the discount rate and may reduce Zarplata revenue’s compound annual growth by more than 1%-point. This would result in further impairment of the Zarplata’ CGU, however, the financial effect is not possible to quantify.

The recoverable amount of the Skillaz CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue annual average growth rate, EBITDA margin, terminal growth rate and discount rate. The compound revenue annual growth rate for 2021-2026 is 44.8%. The forecasted EBITDA margin for 2022-2026 ranges from negative 5.8% to positive 24%. The pre-tax discount rate applied to the cash flow projections is 22.0% and the terminal growth rate for the free cash flows is 3%. No reasonable possible changes in key assumptions used in the estimation would lead to the impairment of the CGU as at reporting date. The events described in Note 31 are likely to increase the discount rate and may reduce Skillaz’ revenue. This may result in impairment of Skillaz’ CGU, however, the financial effect is not possible to quantify.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

16.  Equity-accounted investees

Investments in equity-accounted investees as of December 31, 2021 and 2020 comprised the following:

		Voting shares		Carrying values
	Country of	December 31,	December 31,	December 31,	December 31,
	incorporation	2021	2020	2021	2020
Skillaz LLC	Russia	—	25.01%	—	129,666
YouDo Web Technologies Limited	Cyprus	9.91%	—	360,574	—
Dream Job LLC	Russia	25%	—	54,047	—
				414,621	129,666

The above entities have the same reporting date as the Company. None of the entities were listed on a public exchange as of December 31, 2021 and 2020.

(a)Skillaz

As at March 31, 2021 the Group obtained control over Skillaz. For details please refer to Note 8(a). Thus, Skillaz ceased to be accounted as equity-accounted investee since March 31, 2021.

The following table summarises the financial information of Skillaz as of December 31, 2020 and for the period from January 1, 2021 till March 31, 2021, the year ended December 31, 2020 and the period from May 6, 2019 (the date when the Group acquired a stake of 25.01% in Skillaz) till December 31, 2019, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Skillaz as of December 31, 2020.

December 31,
2020
Percentage ownership interest	25.01%
Non-current assets	73,467
Current assets	74,005
Non-current liabilities	(49,297)
Current liabilities	(214,493)
Net assets (100%)	(116,318)
Group’s share of net assets (25.01%)	(29,091)
Goodwill	158,757
Carrying amount of the Group’s interest in associate	129,666

	Period from		Period from
	January 1, 2021	Year ended	May 6, 2019 till
	till March 31,	December 31,	December 31,
	2021	2020	2019
Revenue	70,498	152,750	67,701
Loss from continuing operations (100%)	(19,450)	(196,647)	(122,118)
Total comprehensive loss (100%)	(19,450)	(196,647)	(122,118)
Group’s share of total comprehensive loss (25.01%)	(4,864)	(49,181)	(30,542)

The associate had no contingent liabilities or capital commitments as at December 31, 2020.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(b)YouDo

On October 28, 2021 the Group entered into a shares subscription agreement and acquired a stake of 9.91% in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia, in exchange for a cash consideration of $ 5 million or 349,052 (at exchange rate as of October 28, 2021). The acquisition related costs were 17,329 and have been included in the cost of the investment. The principal place of YouDo’ business is Russia.

Management expects that acquisition will enable the Group to access the rapidly developing gig-economy market.

The Group concluded that it has significant influence over YouDo as the Group has a power to participate in the financial and operating policy decisions through its representation in YouDo’s Board of Directors. Thus, the Group’s ownership interest in YouDo represents an investment in an associate and accounted for under the equity method starting October 28, 2021.

In December 2021 the Group finalised purchase price allocation for YouDo acquisition. The fair value of the identifiable assets and liabilities of YouDo at the date of acquisition before the Group’s contribution under a shares subscription agreement has been calculated with reference to its value in use (Level 3) and were as follows:

Fair values
Non-current assets	628,010
Current assets	127,441
Non-current liabilities	(53,768)
Current liabilities	(186,002)
Total net assets (100%)	515,681
The Group’s contribution to YouDo’ equity	349,052
Total net assets, including the Group’s contribution	864,733
Group’s share of net assets (9.91%)	85,695

The Group has concluded call option contracts to purchase an additional 46.89% ownership interest in YouDo, one of which grants the right to purchase 14.90% ownership interest through the period of six months from October 28, 2022  and another to acquire 31.99% (or 46.89% in case call option 1 was not exercised) through the period of six months from October 28, 2023 (together referred to as “the call options).

The Group also entered into several option agreements, which give right to other shareholders to sell and cause an obligation to the Group to purchase an additional 43.2% ownership interest in YouDo, if the Group acquires control over YouDo under the call options described above.

The Group also entered in option agreement, which give right to other shareholder to purchase and cause an obligation to the Group to sell the existing share of 9.91%, if the Group does not acquire control under the call options described above.

The fair value of the option agreements referred to above is not material, taking into account the terms and conditions on which the options were acquired, and based on the expected business enterprise value at the acquisition date and at the reporting date.

Goodwill on transaction was calculated as the excess of the consideration transferred by the Group over the share in the fair value of the net assets acquired and the fair value of the call options.

Total
Group’s share of net assets (9.91%)	85,695
Goodwill	280,686
Cash consideration transferred	366,381

Goodwill related to the associate of 280,686 is included in the carrying amount of the investment in associate. Goodwill is mainly attributable to the potential of YouDo to further enhance its position in B2B segment.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The following table summarises the financial information of YouDo as of December 31, 2021 and for the period from October 28, 2021 till December 31, 2021, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in YouDo.

December 31,
2021
Percentage ownership interest	9.91%
Non-current assets	610,622
Current assets	324,752
Non-current liabilities	(53,768)
Current liabilities	(75,461)
Net assets (100%)	806,145
Group’s share of net assets (9.91%)	79,888
Goodwill	280,686
Carrying amount of the Group’s interest in associate	360,574

Period from
October 28,
2021 till
December 31,
2021
Revenue	86,539
Loss before income tax	(58,592)
Income tax (expense)/benefit	—
Net loss for the period (100%)	(58,592)
Total comprehensive loss (100%)	(58,592)
Group’s share of total comprehensive loss (9.91%)	(5,807)

The associate had no contingent liabilities or capital commitments as at December 31, 2021.

(i)   Impairment test

The investment in associate was identified as a separate CGU. The recoverable amount of the CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the associate’s business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the associate’s business plan and based on the following key assumptions: revenue growth rates, EBITDA margin, discount rate, and terminal value growth rate. At December 31, 2021 the estimated recoverable amounts of the CGU exceeded its carrying amounts.

Revenue growth rates and EBITDA margin were forecasted taking into account the estimated sales volume and price growth for the next seven years taking into account an uncertainty associated with the start-up business. Management expects that the revenue will grow at a CAGR of 41.1% from 2021 to 2028. The expected EBITDA margin in 2028 is 34.9%. The pre-tax discount rate applied to the cash flow projections is 17.6%, the annual growth rate for the forecasted cash flows after 2028 year is 3%.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have result in the impairment by the amounts shown below:

Effect
31 December 2021
Annual revenue growth rate (5% decrease)	81,813
EBITDA (10% decrease)	47,754
Pre-tax discount rate (1%-point increase)	46,534

The events described in Note 31 are likely to further increase the discount rate and may reduce YouDo’ revenue. This may result in the impairment of YouDo’ CGU, however, the financial effect is not possible to quantify.

(c)Dream Job

On April 20, 2021 the Group acquired 25% in the charter capital of Dream Job LLC (Russia) which operates employer review platform dreamjob.ru for cash contribution of RUB 60 million as we see a call for independent and reliable employer review portal in Russia.

The table below aggregate information of associate that is not individually material to the Group:

2021
The Group’s share of:
- loss from continuing operations	(7,254)
- total comprehensive loss	(7,254)

17.  Trade and other receivables

	December 31,	December 31,
	2021	2020
Trade receivables	141,125	61,028
Taxes receivable	2,881	2,955
Other receivables	10,596	5,137
Total trade and other receivables	154,602	69,120

The Group has recognised allowance for impairment losses of 17,337 and 5,734 as at December 31, 2021 and 2020, respectively, within line “Trade and other receivables” in the consolidated statement of financial position.

18.  Cash and cash equivalents

	December 31,	December 31,
	2021	2020
Petty cash	448	344
Bank balances	6,320,570	3,315,485
Call deposits	202,210	51,781
Total cash and cash equivalents	6,523,228	3,367,610

Call deposits represent callable deposits with original maturities of three months or less. The Group’s exposure to interest rate risk and credit risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 26.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

19.  Capital and reserves

(a)   Share capital

(Number of shares, unless stated otherwise)

	December 31,	December 31,
	2021	2020
Number of shares issued	50,635,720	50,317,860
Number of shares authorized	60,000,000	60,000,000
Par value	EUR 0.002	EUR 0.002
Share capital	8,655	8,597

The Company issued 1,000 ordinary shares on May 28, 2014 in exchange for contribution in cash of 47 that were allocated to Share capital and 99,000 ordinary shares on February 24, 2016 in exchange for contribution in cash of 5,000,000, of which 8,500 were allocated to Share capital and 4,991,500 to Share premium.

On March 1, 2018 the Registrar of Companies of Cyprus registered the subdivision of the existing Company’s share capital of 100,000 ordinary shares of EUR 1.00 each into 50,000,000 ordinary shares of EUR 0.002 each.

On October 24, 2019, the shareholders approved the increase of the authorized share capital of the Company from 50,000,000 shares to 60,000,000 shares.

On May 8, 2020 the Company issued 317,860 new shares under the 2016 HeadHunter Unit Option Plan, bringing the total number of issued ordinary shares to 50,317,860. See Note 20(a)(i).

On May 14, 2021 the Company issued 317,860 new shares, bringing the total number of issued ordinary shares to 50,635,720 as of December 31, 2021. See Note 20(a)(i).

All shares issued are fully paid, except 317,860 shares issued on May 8, 2020 and 317,860 shares issued on May 14, 2021, which are not paid as at December 31, 2021, and relevant shareholder receivable of 108 is included in the Trade and other receivables in the consolidated statement of financial position as of December 31, 2021 (as of December 31, 2020 – 50).

(b)   Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

(c)   Share premium

On January 29, 2018 the District Court of Nicosia (Cyprus) issued a court order ratifying the reduction of the share premium of the Company by 3,422,874. On February 16, 2018 the Registrar of Companies of Cyprus registered the reduction of the Group’s share premium by 3,422,874 based on the shareholders resolution and the court order.

As at December 31, 2019, 2020 and 2021 the share premium included a contribution of 1,568,626.

(d)   Distributions to shareholders and non-controlling interest

(i)   Distributions to shareholders

On May 28, 2019 the Board of Directors approved dividend of $0.36 per share for the year ended December 31, 2018, which totalled to $18,000,000 or 1,160,345. The dividends were paid to shareholders in July 2019.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

On March 11, 2020 the Board of Directors approved dividends of $0.50 per share for the year ended December 31, 2019, which totalled to $25,000,000 or 1,800,520. The dividends were paid to shareholders in September 2020.

On May 25, 2021 the Board of Directors approved dividends of $0.55 per share for the year ended December 31, 2020, which totalled to $27,849,643 or 2,047,690. The dividends were paid to shareholders in July 2021.

(ii)   Distributions to non-controlling interest

The Group subsidiaries in Kazakhstan and Belarus have declared dividends to the Group and to the non-controlling interest.

Dividends declared by these entities to non-controlling shareholders were 109,932 for the year ended December 31, 2021, 103,126 for the year ended December 31, 2020 and 126,460 for the year ended December 31, 2019.

Dividends settled by these entities to non-controlling shareholders (including withholding tax) were 106,978 for the year ended December 31, 2021, 102,731 for the year ended December 31, 2020 and 131,456 for the year ended December 31, 2019.

(e)   Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(f)   Treasury shares

On September 30, 2021 the Group announced a share buyback program under which the Group may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of its ordinary shares over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the board of directors to repurchase shares will expire (the “Buyback Program”).The primary purpose of the Buyback Program is to fund the Group’s long-term incentive programs (see Note 20).

During 2021 the Group repurchased a total of 283,673 ADRs on the market for an aggregate consideration of 1,096,357 (none is 2020). The Group accounts for ADRs repurchased as treasury shares at cost.

On March 3, 2022 the Group terminated the share buyback program.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

20.  Long-Term Incentive Plans (LTIPs)

(a)	Equity-settled awards

(i)2016 HeadHunter Unit Option Plan

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

The following awards were issued as at December 31, 2021:

	Number		Exercise	Fair value
	of		price	at grant
Awards series	units	Grant date	(per unit)	date
Series 1	785	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	25,511
Series 3	15	September 1, 2017	900	15,415
Series 4	12	December 1, 2017	900	13,070
Series 5	8	March 1, 2018	900	8,478
Series 6	14	May 28, 2019	500	27,671
Series 7	20	May 28, 2019	1,250	22,191

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

The fair value of the awards of Series 6 – Series 7, which were granted after the completion of the IPO, was estimated at the grant date using the market price of the underlying shares, taking into account the terms and conditions on which the awards were granted.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The movement of the awards of Series 1 – 7 were as follows:

	For the year ended December 31,
	2021	2020
Outstanding at beginning of the period (units)	890	890
Forfeited during the period (units)	(16)	—
Outstanding at end of the period (units)	874	890

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

The modification of the Plan was not beneficial to most participants of the program who received awards of Series 1. The modification of the Plan was beneficial to the participants who received awards of Series 2 – Series 5. The incremental fair value of 10,815 was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period.

In June 2019, the Group further amended the 2016 HeadHunter Unit Option Plan. As the result of this amendment, the participants of awards of Series 1– Series 7 became unconditionally entitled to additional lump sum payment. This amendment was beneficial to the participants. The fair value of the additional award of RUB 28 million was recognized in the year ended December 31, 2019.

As a result of completion of the IPO on May 8, 2019, 25% of the awards of Series 1 – Series 7 were vested and subsequently settled in cash by shareholders, and on the first and secondary anniversaries of the IPO on May 8, 2020 and May 8, 2021, the 37.5%of the awards of Series 1 – Series 7 were vested and subsequently exercised and settled by the Company in shares.

Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan were 14,489 for the year ended December 31, 2021, 35,500 for the year ended December 31, 2020 and 88,438 for the year ended December 31, 2019 and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

The social taxes accrued were 144,029 for the year ended December 31, 2021, which are payable due to change in the parent company tax residency status (see Note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2020 - 115,974, for the year ended December 31, 2019 – 40,548). The related liability of 300,551 is presented within ‘Provisions’ in the consolidated statement of financial position as at December 31, 2021 (as at December 31, 2020 - 156,522, as at December 31, 2019 – 40,548). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

(ii)2018 Unit Option Plan

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The Board of Directors approved the grant of 300 units, 41 units and 33 units on May 28, 2019, March 5, 2020 and May 26, 2020, respectively, under the 2018 Unit Option Plan.

	Number of	Date grant approved by	Exercise price	Fair value at grant
Awards series	units	the Board of Directors	(per unit)	date
			USD
Series 1	300	May 28, 2019	13.50	265,394
Series 2	41	March 5, 2020	21.23	30,787
Series 3	33	May 26, 2020	18.92	40,448

The fair value of the awards is estimated at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions on which the awards were granted. The model simulates the market price of the underlying shares and compares it against the exercise price.

The weighted average assumptions used in the Monte-Carlo pricing model for the for the Series 1 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	1.53%	1.53%	1.53%	1.53%	1.53%
Risk-free interest rate	1.74%	1.77%	1.80%	1.86%	1.92%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	763	859	932	996	1,028
Total fair value	44,205	49,815	54,036	57,738	59,600

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 2 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.94%	1.94%	1.94%	1.94%	1.94%
Risk-free interest rate	0.29%	0.33%	0.37%	0.46%	0.55%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	498	668	802	924	994
Total fair value	3,946	5,292	6,355	7,319	7,875

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 3 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.85%	1.85%	1.85%	1.85%	1.85%
Risk-free interest rate	0.22%	0.27%	0.32%	0.42%	0.51%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	1,008	1,172	1,298	1,404	1,460
Total fair value	6,428	7,476	8,278	8,954	9,312

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

In July 2021, the awards of Series 2 and Series 3 were replaced by the awards under the new 2021 Restricted Stock Units Plan (Note 20 (a)(iii)). As the result of this replacement, the participants of awards of Series 2 and Series 3 became entitled to fixed amount of shares, which vest over 4-year period commencing on the grant date, with the first vesting occurring on the first anniversary of the grant date. The modification of the awards of Series 2 and Series 3 did not change the classification of the awards as equity-settled. The modification of the awards was beneficial to the participants of Series 2 and Series 3. The incremental fair value of 104,497 was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period (Note 20 (a)(iii)).

The movement of the awards of Series 1 were as follows:

(number of units)	For the year ended December 31,
	2021	2020
Outstanding at beginning of the period	300	300
Forfeited during the period	(26)	—
Outstanding at end of the period	274	300

The movement of the awards of Series 2 - 3 were as follows:

(number of units)	For the year ended December 31,
	2021	2020
Outstanding at beginning of the period	71	—
Granted during the period	—	74
Modified during the period	(68)	—
Forfeited during the period	(3)	(3)
Outstanding at end of the period	—	71

Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan were 49,503 for the year ended December 31, 2021, 65,953 for the year ended December 31, 2020 and 33,196 for the year ended December 31, 2019, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

The social taxes accrued were 37,233 for the year ended December 31, 2021, 8,262 for the year ended December 31, 2020 and 1,746 for the year ended December 31, 2019, which are payable due to change in the parent company tax residency status (see Note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of 47,240 is presented within ‘Provisions’ in the consolidated statement of financial position (as at December 31, 2020 - 10,007). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

(iii)2021 RSU Plan

In July 2021, the shareholders of the Group established a new 2021 Restricted Stock Units Plan (the “2021 RSU Plan”) to provide more straight-forward, predictable, and competitive long-term incentives to the key talent of the Group.

Under the 2021 RSU Plan, the Group shall issue restricted stock units (“RSUs”) carrying the right to receive either ordinary shares or ADSs representing such ordinary shares. The maximum number of shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of ordinary shares issued and outstanding from time to time. Awards under the 2021 RSU Plan are expected to be granted in tranches during the 2-4-years period. Each grant will be subject to approval by the Board of Directors upon the recommendation of management and the Compensation Committee, based on certain selection criteria.

In connection with the establishment of the 2021 RSU Plan, the awards of Series 2 and Series 3 previously granted under the 2018 Plan were replaced with awards under the 2021 RSU Plan (see Note 20(a)(ii)).

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

On July 27, 2021, the Board of Directors approved the first grant of awards under 2021 RSU Plan of 251,921 RSUs, including grant of 121,135 RSUs to new participants and grant of 130,786 RSUs to participant of awards Series 2 and Series 3 of 2018 Unit Option Plan.

The modification of the awards was beneficial to the participants of Series 2 and Series 3 of 2018 Unit Option Plan. The fair value of the initial (2018 Unit Option Plan) at the modification date was 355,457. The incremental fair value of 104,497 was calculated as the difference between the fair value of the initial (2018 Unit Option Plan) and amended program (2021 RSU Plan) at the modification date and will be recognized over the modified vesting period.

On November 25, 2021 and December 20, 2021, the Board of Directors approved the second grant of awards of 77,228 RSUs and the third grant of awards of 161,915 RSUs, respectively.

Awards series	Number of	Date grant approved by	Exercise price	Fair value at grant
	RSUs	the Board of Directors	(per unit)	date
			USD
Series 1	251,921	July 27, 2021	—	885,968
including:
new participants	121,135		—	426,013
participants of 2018 Unit Option Plan (modification of awards)	130,786		—	459,954

Series 2	77,228	November 25, 2021	—	285,028
Series 3	161,915	December 20, 2021	—	598,210

The fair value of the awards of Series 1  - Series 3 was estimated at the grant date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the awards were granted.

The weighted average assumptions used in the BSM pricing model for the Series 1 – Series 3 award installments were as follows (each installment over the 2-year or 4-year vesting periods is treated as a separate tranche):

	Series 1	Series 2	Series 3
Expected volatility	40%	43%	43%
Expected dividend yield	2.31%	2.31%	2.31%
Risk-free interest rate	0.08 - 0.59%	0.16 – 1.03%	0.06 – 1.06%
Expected life at grant date (years)	0.87 – 3.88	0.53 – 3.53	0.26 – 3.51
Fair value (per RSU), in Russian Roubles	3,374 - 3,617	3,541 – 3,795	3,501 – 3,774
Total fair value	885,968	285,028	598,210

Expected volatility was calculated based on actual experience of similar entities that have traded equity instruments. The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date. The forfeiture rate used for 2021 expenses calculation is 7% – 37.5%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The movement of the awards of Series 1 – 3 were as follows:

	For the year ended December 31,
	2021	2020
Outstanding at beginning of the period (RSUs)	—	—
Granted during the period (RSUs)	491,064	—
Forfeited during the period (RSUs)	(22,443)	—
Outstanding at end of the period (RSUs)	468,621	—

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Total employee expenses (excluding social taxes) arising from the 2021 RSU Plan were 177,972 for the year ended December 31, 2021, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2020 and 2019 – nil).

The social taxes accrued were 38,722 for the year ended December 31, 2021 (for the year ended December 31, 2020 and 2019 – nil), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of 38,722 is presented within ‘Provisions’ in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price (as at December 31, 2020 - nil).

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

The Award 1 vested on May 8, 2019 as a result of completion of the IPO and was settled in May 2019 in the amount of 19,568.

The Award 2 vested on May 8, 2020 after 12 months from the date of the IPO and was settled in May 2020 of 31,381.

In July 2020 the Group established a new cash-settled management incentive program that provides the right to receive cash payments in the event of successful secondary public offering. The Group has a liability to make cash payments, and, therefore the program is classified by the Group as cash-settled in in the consolidated financial statements.

The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2). The amount of payment is conditional on share price at the vesting date.

The Award 1 vested on July 20, 2020 as a result of completion of the SPO and was settled in September 2020 of 14,029.

The Award 2 vested on July 20, 2021 after 12 months from the date of SPO and was settled in July 2021 of 28,080.

In March 2021 the Group established a further cash-settled management incentive program that provides the right to receive cash payments in the event of successful secondary public offering. The Group has a liability to make cash payments, and, therefore the program is classified by the Group as cash-settled in in the consolidated financial statements.

The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2). The amount of payment is conditional on share price at the vesting date.

The Award 1 vested on June 7, 2021 as a result of completion of the SPO and was settled in July 2021 in of 15,577.

As at December 31, 2021 the fair value of the Award 2 is 23,543 and included in Trade and other payables in the consolidated statement of financial position.

Total employee expenses (excluding social taxes) arising from the cash-settled management incentive program were 46,920 for the year ended December 31, 2021, 31,887 for the year ended December 31, 2020 and 29,462 for the year ended December 31, 2019, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of 13,379 (as at December 31, 2020 – 10,337) is presented within ‘Current trade and other payables – Payables to employees’ (Note 22).

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The social taxes accrued were 7,374 for the year ended December 31, 2021, which are payable due to change in the parent company tax residency status (see Note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2020 –5,071 and for the year ended December 31, 2019 – 3,603). The related liability of 2,020 (as at December 31, 2020 – 1,561) is presented within ‘Provisions’ in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price.

21.  Loans and borrowings

Loans and borrowings of the Group are presented in the table below.

	December 31,	December 31,
	2021	2020
Long-term loans and borrowings:
Bank loan	3,362,762	3,831,270
Non-convertible bonds	3,973,079	3,960,056
Other loan - principal	2,972	—
Other loan - interest	63	—
Total	7,338,876	7,791,326
Current loans and borrowings:
Bank loan – current portion	585,316	471,027
Bank loan - interest	99,981	—
Non-convertible bonds – interest	12,723	12,584
Other loan – principal	743	1,478
Other loan – interest	15	11
Total	698,778	485,100

(a)   Bank loan

The bank loan of RUB 5 billion was obtained by the Group in May 2016 from a major state-owned bank PJSC ‘VTB Bank’ to finance the acquisition of 100% ownership interest in HeadHunter from Mail.Ru Group Limited (LSE: MAIL). On October 5, 2017 the Group entered into a supplemental agreement which increased the amount of the bank loan facility from RUB 5 billion to RUB 7 billion and distributed RUB 2 billion to shareholders.

In August 2020 the Group has signed an amended loan agreement with the PJSC ‘VTB Bank’, which extended the loan maturity from October 2022 to June 2025 and relaxed performance covenants related to revenue and cash receipts until the middle of 2021.

Change in the loan terms was assessed as modification not resulting in derecognition of the loan, related gain of 5,617 is included in ‘Finance income’ in the consolidated statement of income and comprehensive income for the year ended December 31, 2020.

The major terms of the loan are as follows:

●	Interest rate: Central Bank of Russia Key Rate + 2%;
●	Ultimate maturity: June 2025;
●	Principal financial covenants: the ratio of net debt to EBITDA (as defined in the loan agreement), the ratio of EBITDA to interest expense (as defined in the loan agreement), the minimum amount of revenue, and the minimum amount of cash sales.

As at December 31, 2021 the Group was compliant with all financial and other covenants per the loan agreement.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

The Group incurred transaction costs of RUB 40 million representing bank commissions and other 3rd parties services in connection with the issue.

The major terms of the bonds are as follows:

●	Interest rate: 6.45%
●	Coupon period: 91 days
●	Call option: callable by the Group at end of each coupon period
●	Ultimate maturity: December 2023

The fair value of the bonds is 3,812,723 at the reporting date.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

	Liabilities				Equity	Total
				Payables to/
	Bank and			Receivables
	other loans			from non-
	and		Dividends	controlling
	borrowings	Lease	payables to	interests	Treasury
	(Notes 21 (a),	liabilities	shareholders	(Note	shares(Note
	21(b))	(Note 23)	(Note 19(d))	19(d))	19(f))
Balance at January 1, 2021	8,276,426	241,997	—	—	—	8,518,423
Changes from financing cash flows
Acquisition of treasury shares	—	—	—	—	(1,096,357)	(1,096,357)
Bank and other loans received	7,765	—	—	—	—	7,765
Bank loan repaid	(400,672)	—	—	—	—	(400,672)
Bank loans and other borrowings origination fees paid	(43,615)	—	—	—	—	(43,615)
Dividends paid	—	—	(2,073,893)	(106,978)	—	(2,180,871)
Repayment of lease liabilities	—	(90,166)	—	—	—	(90,166)
Cash paid for non-controlling interest	—	—	—	(155,177)	—	(155,177)
Total changes from financing cash flows	(436,522)	(90,166)	(2,073,893)	(262,155)	(1,096,357)	(3,959,093)
Other changes not relating to financing cash flows
Interest accrued	613,439	20,464	—	—	—	633,903
Interest paid	(485,512)	(20,464)	—	—	—	(505,976)
New leases, including modifications	—	45,260	—	—	—	45,260
Distributions to shareholders and non-controlling interest	—	—	2,047,690	109,932	—	2,157,622
Changes in payables related to transaction costs on bonds issue	39,012	—	—	—	—	39,012
Acquisition of loan with the subsidiary acquired	30,765	—	—	—	—	30,765
Acquisition of non-controlling interest	—	—	—	155,177	—	155,177
Foreign exchange gain	7	—	26,203	—	—	26,210
Foreign currency translation differences	39	(46)	—	(2,954)	—	(2,961)
Total other changes	197,750	45,214	2,073,893	262,155	—	2,579,012
Balance at December 31, 2021	8,037,654	197,045	—	—	(1,096,357)	7,138,342

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

				Payables to/
	Bank and			Receivables
	other loans			from non-
	and		Dividends	controlling
	borrowings	Lease	payables to	interests
	(Notes 21(a),	liabilities	shareholders	(Note
	21(b))	(Note 23)	(Note 19(d))	19(d))	Total
Balance at January 1, 2020	5,129,055	290,618	—	—	5,419,673
Changes from financing cash flows
Bank and other loans received	4,616,478	—	—	—	4,616,478
Non-convertible bonds issued	4,000,000	—	—	—	4,000,000
Bank loan repaid	(5,397,895)	—	—	—	(5,397,895)
Dividends paid	—	—	(1,885,441)	(102,731)	(1,988,172)
Bank loan origination fees	(56,668)	—	—	—	(56,668)
Repayment of lease liabilities	—	(59,737)	—	—	(59,737)
Contribution from non-controlling interest received	—	—	—	44	44
Total changes from financing cash flows	3,161,915	(59,737)	(1,885,441)	(102,687)	1,114,050
Other changes not relating to financing cashflows
Interest accrued	364,313	26,334	—	—	390,647
Interest paid	(339,845)	(26,334)	—	—	(366,179)
New leases, including modifications	—	10,754	—	—	10,754
Distributions to shareholders and non-controlling interest	—	—	1,800,520	103,126	1,903,646
Transaction costs related to bond issue	(39,012)	—	—	—	(39,012)
Contribution from non-controlling interest	—	—	—	(44)	(44)
Foreign exchange gain	—	—	84,921	—	84,921
Foreign currency translation differences	—	362	—	(395)	(33)
Total other changes	(14,544)	11,116	1,885,441	102,687	1,984,700
Balance at December 31, 2020	8,276,426	241,997	—	—	8,518,423

	Bank and			Dividends
	other loans			payables to
	and		Dividends	non-
	borrowings	Lease	payables to	controlling
	(Notes 21 (a),	liabilities	shareholders	interests (Note
	21(b))	(Note 23)	(Note 19(d))	19(d))	Total
Balance at January 1, 2019	6,437,616	343,455	—	5,916	6,786,987
Changes from financing cash flows
Bank loan repaid	(1,055,000)	—	—	—	(1,055,000)
Other loan repaid	(270,000)	—	—	—	(270,000)
Acquisition of non-controlling interest	—	—	—	(2,107)	(2,107)
Dividends paid	—	—	(1,133,501)	(131,456)	(1,264,957)
Repayment of lease liabilities	—	(61,376)	—	—	(61,376)
Total changes from financing cash flows	(1,325,000)	(61,376)	(1,133,501)	(133,563)	(2,653,440)
Other changes
Interest accrued	565,918	32,941	—	—	598,859
Interest paid	(549,479)	(32,941)	—	—	(582,420)
New leases, including modifications	—	9,147	—	—	9,147
Distributions to shareholders and non-controlling interest	—	—	1,160,345	126,460	1,286,805
Foreign exchange loss	—	—	(26,844)	—	(26,844)
Foreign currency translation differences	—	(608)	—	1,187	579
Total other changes	16,439	8,539	1,133,501	127,647	1,286,126
Balance at December 31, 2019	5,129,055	290,618	—	—	5,419,673

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

22.  Trade and other payables

	December 31,	December 31,
	2021	2020
Non-current trade and other payables
Deferred consideration (Note 8)	110,236	170,620
Payables to employees	—	7,987
Total	110,236	178,607
Current trade and other payables
Taxes payable	963,055	497,204
Trade payables	373,996	243,426
Payables to employees	359,418	265,176
Deferred consideration (Note 8)	67,267	234,086
Other payables	52,377	33,197
Total	1,816,113	1,273,089

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 26.

23.  Leases

The Group leases several office premises. See accounting policy in Notes 4 and 5.

(i)   Right-of-use assets

	2021	2020
Balance at January 1	215,120	279,249
Additions to right-of-use assets	31,642	—
Modification of right-of-use assets	13,618	10,754
Depreciation charge for the year	(81,349)	(75,182)
Translation difference	(31)	299
Balance at December 31	179,000	215,120

(ii)	Lease liabilities

	2021	2020
Balance at January 1	241,997	290,618
New leases	31,642	—
Modification of leases	13,618	10,754
Interest on lease liabilities	20,466	26,334
Payment of interest on lease liabilities	(20,466)	(26,334)
Payment of lease liabilities	(90,166)	(59,737)
Translation difference	(46)	362
Balance at December 31	197,045	241,997
including:
Current portion	100,864	77,752
Non-current portion	96,181	164,245

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(iii)  Amounts recognized in the consolidated statement of income and comprehensive income

	2021	2020	2019
Leases under IFRS 16
Interest on lease liabilities	20,466	26,334	32,941
Depreciation charge on right-of-use assets	81,349	75,182	74,365
Expenses relating to short-term leases	48,410	16,995	16,394
Total	150,225	118,511	123,700

(iv)  Amounts recognized in the consolidated statement of cash flows

	2021	2020	2019
Total cash outflow for leases	159,042	103,065	110,710

24.  Other liabilities

	December 31,	December 31,
	2021	2020
Non-current other liabilities
Advance from depositary	135,741	142,531
Total	135,741	142,531
Current other liabilities
Advance from depositary – current portion	54,770	38,759
Put liability to non-controlling participants in subsidiary	85,146	—
Total	139,916	38,759

In connection with IPO, the Group has signed the Deposit Agreement for the five years from May 8, 2019 till May 8, 2024, in accordance with which the Group has received the advance of 169,780 from the depositary as a consideration for the serving as a sole depositary of the Group’s ADSs during the contract period. In connection with the subsequent public offering in July 2020, the Group has received further contribution from the depositary of 58,918 for the five years from July 20, 2020 till July 20, 2025. In connection with the subsequent public offering in June 2021, the Group has received further contribution from the depositary of 52,489 for the five years from June 7, 2021 till June 7, 2026.

The income is recognized on a straight-line basis over the period of the contract (taking into account the significant financing component) and was 58,226 for the year ended December 31, 2021, 41,617 for the year ended December 31, 2020 and 22,095 for the year ended December 31, 2019. The income is presented in “Other income” in the consolidated statement of income and comprehensive income.

The advance is presented in “Other non-current liabilities” and “Other current liabilities” in the consolidated statement of financial position, and a change in the other liabilities relating to the Deposit Agreement of 5,738 (for the year ended December 31, 2020 –17,300 and for the year ended December 31, 2019 - 147,685) is included in “Change in other liabilities” in the consolidated statement of cash flows.

25. Provisions

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	Uncertain tax
	positions related
	to LTIPs and
	equity awards to	Uncertain tax
	Board of	positions
	directors	(other than
	(Note 20, 29(b))	income tax)	Other	Total
Balance at 1 January 2021	172,158	494,315	—	666,473
Provisions made during the year	230,743	132,154	28,044	390,941
Provisions reversed during the year	—	(175,037)	—	(175,037)
Provisions used during the year	(6,915)	—	—	(6,915)
Balance at 31 December 2021	395,986	451,432	28,044	875,462
Non-current	117,345	—	—	117,345
Current	278,641	451,432	28,044	758,117

	Uncertain tax
	positions related
	to LTIPs and
	equity awards to	Uncertain tax
	Board of	positions
	directors	(other than
	(Note 20, 29(b))	income tax)	Total
Balance at 1 January 2020	45,896	—	45,896
Provisions made during the year	133,374	5,669	139,043
Assumed in business combinations (Note 8(b))	—	488,646	488,646
Provisions used during the year	(7,112)	—	(7,112)
Balance at 31 December 2020	172,158	494,315	666,473
Non-current	87,822	—	87,822
Current	84,336	494,315	578,651

26.  Financial instruments and risk management

The Group’s principal financial instruments are cash and cash equivalents. Other financial assets and liabilities include borrowings, trade receivables and trade and other payables (except for taxes payable). Substantially all of the financial assets are neither past due nor impaired.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(b)   Credit risk

Credit risk is the risk that a counterparty of the Group fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at
	December 31,
	2021	2020
Trade receivables	141,125	61,028
Cash and cash equivalents	6,523,228	3,367,610
Short-term investments	300,000	—
Loans issued	—	19,719
Total	6,964,353	3,448,357

Trade receivables represent amounts owed by customers to the Group for the services provided. The Group’s customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

Cash and cash equivalents of the Group are primarily kept with Russian banks PJSC ‘VTB Bank’ (credit ratings: Moody’s – Baa3, S&P – A3) and JSC ‘ALFA-BANK’ (credit ratings: Moody’s – Ba1, S&P - A3).

Short-term investments of the Group is kept with Russian bank JSC ‘Gazprombank” (credit ratings: Moody’s – Baa3, S&P – A3).

The Group limits its exposure to credit risk by holding cash and cash equivalents, short-term investments in the banks with high credit-ratings assigned by international credit-rating agencies.

As a result of the global events described in Note 31, S&P and Moody’s have withdrawn their credit ratings of Russian banks.

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

The Group’s exposure to foreign currency risk was as follows:

	December 31, 2021
	USD-	EUR-	RUB-
	denominated	denominated	denominated
Cash and cash equivalents	185,071	12,647	5,694
Trade and other payables	(220,511)	(6,255)	(962)
Trade and other receivables	4,663	623	—
Net exposure	(30,777)	7,015	4,732

	December 31, 2020
	USD-	EUR-	RUB-
	denominated	denominated	denominated
Cash and cash equivalents	173,016	930	14,391
Trade and other payables	(32,371)	(8,063)	—
Trade and other receivables	6,481	794	—
Net exposure	147,126	(6,339)	14,391

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Sensitivity analysis

The Group estimates that an appreciation of USD relative to the RUB by 10% would result in 3,078 loss before tax and decrease of equity as at December 31, 2021 (as of December 31, 2020 – gain of 14,713).

As a result of the subsequent events described in Note 31, significant depreciation of the Russian Rouble has resulted in upward revaluation of USD denominated payables, as well as cash and cash equivalents. The net effect on profit or loss (before the effect of income taxes) in case of a 50% weakening of the Russian Rouble against USD will be 15,389 (based on currency exposure as at 31 December 2021).

The Group estimates that an appreciation or depreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2021 and December 31, 2020.

The Group limits its exposure to currency risk by denominating substantial monetary assets and liabilities in currencies that match the cash flows generated by the underlying operations of the Group. In respect of monetary assets and liabilities denominated in foreign currencies, the Group’s policy is to ensure that its net exposure is kept to an acceptable level.

(d)   Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their future cash flows or fair value (see Note 21). Management does not have a formal policy of determining how much of the Group’s exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

The Group is exposed to interest risk primarily due to possible change in future cash-flows on its loan from PJSC “VTB Bank”, which bears interest rate equal to Central Bank of Russia Key Rate + 2% as described in Note 21 (a).

As a result of the subsequent events described in Note 31, the increase in the key rate to 20% will result in interest expense being increased by 460,893 on an annualized basis, assuming balances remain consistent with those outstanding as of December 31, 2021.

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

As at December 31, 2021 the Group’s current liabilities exceeded current assets by 1,101,789. The Group’s current liabilities were mainly represented by contract liabilities of 4,560,634. Due to the nature of the Group’s business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. The Group expects that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to the Group’s business model.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

At December 31, 2021

		Contractual cash flows
	Carrying		Less than
	amount	Total	1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	4,048,059	5,240,966	1,091,707	823,594	3,325,665
Non-convertible bonds	3,985,802	4,514,560	257,280	4,257,280	—
Other loan	3,793	3,871	784	3,087	—
Lease liabilities	197,045	222,389	116,469	96,756	9,164
Trade and other payables	963,294	970,901	853,057	67,267	50,577
Total	9,197,993	10,952,687	2,319,297	5,247,984	3,385,406

At December 31, 2020

		Contractual cash flows
	Carrying		Less than
	amount	Total	1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	4,302,297	5,315,182	752,223	717,226	3,845,733
Non-convertible bonds	3,972,640	4,771,840	257,280	257,280	4,257,280
Other loan	1,488	1,540	1,540	—	—
Lease liabilities	241,997	274,447	94,775	93,050	86,622
Trade and other payables	954,492	962,358	775,885	67,762	118,711
Total	9,472,914	11,325,367	1,881,703	1,135,318	8,308,346

27.  Consolidated subsidiaries

	Country of	December 31,	December 31,	December 31,
	incorporation	2021	2020	2019
Headhunter LLC	Russia	100%	100%	100%
Zarplata.ru LLC (see Note 8(b))	Russia	100%	100%	—
Skillaz LLC (see Note 8(a))	Russia	74.99%	—	—
Zemenik LLC	Russia	100%	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%	66%
100 Rabot TUT LLC[1]	Belarus	50%	50%	50%
Vsya rabota LLC[1]	Belarus	50%	50%	—

1  The Group includes the operations of 100 Rabot TUT LLC and Vsya rabota LLC in its consolidated financial statements because it has the power to direct the operations of the subsidiaries at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company.

On July 9, 2020 a new subsidiary “Vsya rabota LLC” in Belarus was established in which the Group owns 50% of the participants rights. The new entity was established for the purposes of restructuring the existing business. Shareholders of the new subsidiary and top-management team are the same as those of “100 Rabot TUT LLC”.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

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

Management estimated tax contingencies of approximately RUB 629 million as at December 31, 2021 connected with development of the above mentioned practices and interpretations (as at December 31, 2020 – RUB 780 million).

29.  Related parties

During the year ended December 31, 2021 and 2020, HIGHWORLD INVESTMENTS LTD, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., have significant influence on the Group.

(a)   Transactions with Key management

On July 30, 2021, the Group’s board of directors approved several changes in the Group’s internal structure relating to the reorganization of product development division. As a result of this reorganization, the management role of the Chief Strategy Officer has been extended, he was promoted to the Deputy Chief Executive Officer and became responsible for the entire product development division, while retaining his prior responsibilities over corporate development, monetization and corporate strategy.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

As a result, since July 30, 2021, the Key management comprises the Chief Executive Officer, Chief Financial Officer, Deputy Chief Executive Officer, Chief Marketing Officer and Chief Commercial Officer, who make all key decisions regarding running the business. Before July 30, 2021, the Key management comprises the Chief Executive Officer, Chief Financial Officer, Chief Strategy Officer, Chief Marketing Officer, Chief Commercial Officer, Chief Product Officer and Chief Business Development Officer.

Key management received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

	For the years ended
	December 31,
	2021	2020	2019
Salary and bonus	111,702	102,164	116,784
LTIPs, including related social taxes	275,640	224,527	167,004
Pension contributions	12,603	11,469	12,825
Other social contributions	6,147	5,599	6,404
Total remuneration	406,092	343,759	303,017

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

The Board of Directors received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

	For the years ended
	December 31
	2021	2020	2019
Cash compensation	30,460	30,099	17,281
Equity awards, including social taxes	24,654	23,597	15,025
Pension contributions	4,628	6,238	2,930
Other social contributions	717	400	195
Total remuneration	60,459	60,334	35,431

The social tax liability related to equity awards of 7,453 (as at December 31, 2020 – 4,068) is presented within ‘Provisions’ in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price.

(c)  Transactions with other related parties

The Group’s other related party transactions mostly relate to the provision of services to subsidiaries of our shareholders.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The Group’s transactions with other related parties are disclosed below.

	Loans granted		Loans received		Services provided to
	to related parties		from related parties		and received from related parties
	Amounts		Amounts		Services	Amounts	Services		Amounts
	owed by		owed to		provided to	owed by	received from		owed to
	related	Interest	related	Interest	related	related	related		related
	parties	income	parties	expense	parties	parties	parties		parties
For the year ended and as of December 31, 2021
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	6,508	—	—		1,729
Non-controlling shareholders	—	—	3,793	572	—	—	—		—
Equity-accounted investee	—	782	—	—	2,525	—	609		—
	—	782	3,793	572	9,033	—	609		1,729
For the year ended and as of December 31, 2020
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	4,621	—	720		688
Non-controlling shareholders	—	—	1,478	11	—	—	—		—
Equity-accounted investee	19,719	947	—	—	2,281	1,140	26		—
	19,719	947	1,478	11	6,902	1,140	746		688
For the year ended and as of December 31, 2019
Shareholders of the Group	—	—	—	—	—	—	9,309	*	—
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	7,448	—	—		270
	—	—	—	—	7,448		9,309		270

*Represents reimbursement of road show expenses incurred by Goldman Sachs & Co. LLC in the course of the Group’s IPO.

All related party transactions were made in accordance with contractual terms and conditions agreed between the parties.

30.  New standards and interpretations not yet adopted

A number of new and amended standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements. These new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

●	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16);
●	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37);
●	Annual Improvements to IFRS Standards 2018-2020;
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);
●	Reference to the Conceptual Framework (Amendments to IFRS 3);
●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts;

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

●	Classification of liabilities as current or non-current (Amendments to IAS 1);
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
●	Definition of Accounting Estimate (Amendments to IAS 8);
●	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction Amendments to IAS 12 Income Taxes.

31.  Subsequent events

(i)Dividend

On January 13, 2022 the Board of Directors approved interim dividend of $0.84 per share, which totalled to $ 42,260,211 or 3,149,557. The dividends were paid to shareholders in February 2022.

(ii)Impact of the Latest Geopolitical Developments on the Group

In recent weeks, following the commencement of military operations in Ukraine by the Russian Federation, additional severe sanctions were imposed by the United States of America, the European Union and some other countries on the Russian government, as well as major financial institutions and certain other entities and individuals in Russia. In addition, restrictions were introduced on supply of various goods and services to Russian entities. In response to the sanctions described above, the Russian government introduced certain currency control measures while the Russian Central Bank increased the key rate to 20%. On April 11, 2022 the Russian Central Bank decreased the key rate to 17%.

On February 28, 2022, Nasdaq has suspended trading of the Group’s ADSs. At the end of March, the trading of the Group’s ADSs in MOEX has been resumed.

As far as the Company is aware, neither the Company nor any of its subsidiaries is directly subject to any sanctions announced to date by the United States, the United Kingdom, the European Union or other countries.

As the market situation is constantly evolving, it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions, including the nationalization of foreign held assets. Despite very strong online recruitment industry fundamentals, the Group cannot guarantee that these sanctions or responsive measures will not adversely affect the Russian economy or its business activities and financial position.

Management considers various budget scenarios and cash-flow forecasts for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue, including stress-test scenario, which is based on severe but plausible assumptions. In accordance with all scenarios as considered by management, the Group has adequate resources to continue its operations without significant disruptions for at least 12 months from the date when these consolidated financial statements were authorized for issue. The Group has a strong balance sheet, with a significant cash balance and a low Net Debt  /  Segment EBITDA ratio. The Group’s subscription-based business model is highly cash generative, and the Group recently paid an interim dividend for the year December 31, 2021. The Group’s debt is due in more than 12 months, including a RUB 4 billion bond payable at the end of 2023, and the Group’s subsidiary’s loan with VTB Bank maturing in 2025. All of these factors allow the Group to maintain the strong cash position and preserve financial flexibility even in the case of a protracted economic downturn. However, recently the United States, the United Kingdom, the European Union authorities announced that certain Russian banks may be disconnected from SWIFT. Management believe that this will not impact the Group’s day-to-day operations adversely.

In addition, the Group is subject to risks relating to technology as a result of the current environment. If the Western businesses on which the Group relies for aspects of business technology infrastructure and support, including information security and firewall protection, are unable to continue to provide uninterrupted services, the Group’s operations may be adversely impacted. The Group’s business activities may also be disrupted if the Group’s app is no longer available for download from iOS and Android app stores.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The impact of subsequent events on the Group’s financial position and operations is also considered in Notes 1(b), 15, 16 and 26.

(iii)Share buyback

As disclosed in Note 19 (f), the Group terminated the share buyback program on March 3, 2022.