Form 20-F
period 2022-12-31
HeadHunter Group PLC
filed 2023-04-13
CIK 1721181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Dmitry Sergienkov

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

All references in this Annual Report to “rubles,” “RUB” or “₽” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

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

Use of Non-IFRS Financial Measures

Certain parts of this Annual Report contain non-IFRS financial measures, including, among others, EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin and Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization). We define:

●	EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest costs; and (3) depreciation and amortization.
●	Adjusted EBITDA as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) initial public offering (“IPO”) related costs; (6) secondary public offering (“SPO”) related costs; (7) transaction costs related to business combinations; (8) insurance expenses related to IPO; (9) one-off litigation settlement and related costs; (10) income from the depositary; (11) net foreign exchange (gain)/loss; (12) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (13) (gain)/loss on financial assets measured at fair value through profit and loss; (14) share of (profit)/loss of equity-accounted investees; (15) integration costs; (16) other financing and transactional costs; (17) goodwill impairment; (18) impairment of equity-accounted investees and (19) movement in tax provisions and related indemnities recognized upon business combinations.

●	Adjusted Net Income as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) initial public offering (“IPO”) related costs; (3) SPO-related costs; (4) transaction costs related to business combinations; (5) insurance expenses related to IPO; (6) one-off litigation settlement and related costs; (7) income from the depositary; (8) net foreign exchange (gain)/loss; (9) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (10) (gain)/loss on financial assets measured at fair value through profit and loss; (11) share of (profit)/loss of equity-accounted investees; (12) integration costs; (13) other financing and transactional costs; (14) goodwill impairment; (15) impairment of equity-accounted investees; (16) movement in tax provisions and related indemnities recognized upon business combinations; (17) amortization of intangible assets recognized upon the acquisition of our predecessor; and (18) tax effect on adjustments.
●	EBITDA Margin as EBITDA divided by revenue.
●	Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
●	Adjusted Net Income Margin as Adjusted Net Income divided by revenue.
●	Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as Operating Costs and Expenses (Exclusive of Depreciation and Amortization) plus: (1)transaction costs related to business combinations; (2) expenses related to equity-settled awards, including related social taxes; (3) IPO-related costs; (4) insurance expenses related to the IPO; (5) one-off litigation settlement and related legal costs; (6) secondary public offering (“SPO”) related costs; and (7) other financing and transactional costs.

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

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;
●	our expectations regarding the development of our industry and the competitive environment in which we operate;
●	the growth in the usage of our mobile platform and our ability to successfully monetize this usage;
●	the growth of our brand awareness and overall business;
●	our ability to improve our user experience, product offerings and technology platform and product offerings to attract and retain job seekers; and
●	the Nasdaq delisting determination and related activities.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information, D. Risk Factors”.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information — D. Risk Factors.” Principal risks and uncertainties affecting our business include the following:

●	the ongoing geopolitical crisis between Russia and Ukraine could lead to weakening of the Russian economy, negatively affect our customers and results of operations;
●	a regional or global health pandemic, including COVID-19, potential actions taken to contain a disease, and speed and extent of the recovery could severely affect our business, results of operations and financial condition due to impacts on our customers;
●	significant competition in our markets;
●	our ability to maintain and enhance our brand;
●	our ability to improve our user experience, product offerings and technology platform to attract and retain job seekers;
●	our ability to respond effectively to industry developments;
●	our dependence on job seeker traffic to our websites;
●	our reliance on Russian internet infrastructure;
●	global political and economic stability;
●	concerns about computer viruses, undetected software errors and hacking;
●	privacy and data protection concerns;
●	our ability to maintain an effective system of internal control over financial reporting;
●	our ability to effectively manage our potential growth;
●	our ability to maintain and expand our scale of operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs; and
●	our ability to attract, train and retain key personnel and other qualified employees.

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

Risks relating to Ukrainian Crisis

The ongoing geopolitical crisis between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.

Deteriorating conditions in Russian economy

On February 24, 2022, the Russian Federation commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing crisis remains highly unpredictable. The current geopolitical crisis and the response from Western countries have materially and adversely impacted the macroeconomic climate and operating conditions in Russia, resulting in significant interest rates, ruble exchange rate and market volatility, higher inflation, withdrawal of major Western businesses from the Russian market or a reduction in their operations or services in the country, a decrease in imports and consumer spending. The Russian authorities announced partial mobilization of military reservists in September 2022, the full implications of which are not yet clear. We cannot predict how the conflict will unfold or the impact it will have on Russian economy and geopolitical environment in short and long terms.

In response to the Ukrainian crisis, the United States, the United Kingdom, the European Union and other countries, have imposed unprecedented sanctions and trade restrictions. The imposed sanctions have targeted large parts of the Russian economy and include, among others, blocking sanctions on the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, the blocking of Russia’s foreign currency reserves, restrictions on dealings with the CBR and the Ministry of Finance of Russia, as well as state-owned companies, expansion of sectoral sanctions and export and trade restrictions, prohibitions on investments and restrictions on access to capital markets and bans on various Russian imports. For further details on sanctions, see also “—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the Ukrainian crisis.”

As part of the measures introduced in response to the Ukrainian conflict, Western countries announced a full or, in some cases, a partial embargo on Russian oil, liquefied natural gas and other natural resources. In addition, in December 2022, a $60 per barrel price cap on Russian crude oil, previously announced by the G7 countries, Australia and the EU, came into effect. The price cap is implemented by prohibiting the provision of services that enable maritime transportation of Russian crude oil unless the oil is purchased at or below the price cap. The potential impact of this restriction is difficult to determine at this stage. As Russia produces and exports large quantities of crude oil and natural gas, this or any broader embargo may put further strain on the Russian economy.

The conditions and outlook for the Russian economy deteriorated significantly since the beginning of the geopolitical crisis in Ukraine. The Russian GDP contracted by 2.1% in 2022 according to Central Bank of Russia (CBR), as compared to a 5.6% increase in 2021. The ruble to U.S. dollar exchange rate of the CBR reached RUB 120.4 per U.S.$1.00 as of March 10, 2022 as compared to RUB 74.29 per U.S.$1.00 as of December 31, 2021, although as a result of capital control measures introduced by the Russian government and the CBR, as well as significant reductions in import volumes and low internal demand for U.S. dollars, the ruble subsequently strengthened against the U.S. dollar and currently remains close to its 2021 levels. The CBR rate on March 10, 2023 was RUB 75.9 per U.S.$1.00. In protest of the Russian government’s actions, many U.S., European and other multi-national businesses, have announced the winding down or sale of their Russian operations or, in some cases, suspended all commercial activities in Russia. Further, demand for Russian exports in Western countries has fallen considerably throughout 2022 and into early 2023. These developments have resulted in supply-chain disruptions and unavailability or scarcity of certain materials, goods and services. Annual inflation in Russia reached 11.9% in 2022 according to Rosstat. Despite general economy downturn, unemployment levels reached new lows at 3.7% in December 2022 compared to 4.8% in 2021, according to Rosstat. In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later gradually decreased to 7.5% during 2022.

The events in 2022 have caused significant volatility on the Russian financial markets. On February 28, 2022, MOEX trading in all equity securities was suspended (including our ADSs), with limited exceptions. The trading was fully resumed on March 28, 2022, but the Russia stock market continued to experience significant price and volume fluctuations. Since the start of the Ukrainian crisis, international capital and loan markets remain closed for Russian companies and banks which has put pressure on their liquidity and ability to source foreign currency. See “—The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.”

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

Impact on our business, financial condition and results of operations

The current geopolitical environment and its impact on the Russian economy has created a challenging environment for our business. We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. During the periods of economic deteriorations and slowdown in commercial activity, both large and medium small businesses may implement cost-cutting initiatives, including putting hiring on hold, which in turn will affect demand for our services and consequently, our revenue. Deterioration of the Russian economy in 2022 resulted in the decrease in the number of paying customers by 6.5% in 2022, driven by decrease of SMA paying customers. Given deterioration in revenue growth, it may be challenging for us to maintain growth in profitability margins, in short to mid-term.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Our mobile platforms currently account for the majority of our traffic. If foreign major mobile platforms, such as App Store and Google Play decide to remove Russian mobile applications, including ours, from their platforms, it could have a material adverse impact on our business, financial condition and results of operations.

It may be difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more difficult for us to maintain ARPCs growth at a pace demonstrated in previous years. In addition to the potential impact on revenue, ARPCs and other key performance indicators, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, pay dividends, refinance existing indebtedness or meet unexpected financial requirements. As a result of the capital control measures introduced by the Russian authorities, our Russian operating subsidiaries are also temporarily unable to transfer money outside of Russia without prior approval of the Russian government commission, including to our holding company and to foreign counterparties. While these restrictions have not significantly affected our business to date, they impeded the Group’s ability to distribute dividends and conduct intragroup transfers of funds, which may be essential to ensure that each Group entity is in a position to meet its cash and liquidity needs. Furthermore, the legal framework in which we operate remains increasingly volatile. In response to the geopolitical tension and economic situation, the Russian authorities have adopted and continue to develop various legislative initiatives. A number of the adopted or proposed legislative initiatives could adversely affect our non-Russian shareholders. New legislation and counter measures are passed very quickly, sometimes with limited official guidance, which can lead to misinterpretations and difficulties in enforcement. The long-term impact and the extent of such initiatives is difficult to determine at this stage. See “We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.”

We are actively monitoring the developing situation and assessing the impact of various economic and regulatory factors on our business. To date we have not experienced any material interruptions in our services, technology systems or networks needed to support our operations. We have no way to predict the short-, mid- or long-term impact of the current geopolitical tensions and the outlook for the Russian economy, as the situation continues to develop and is beyond our control. For example, on February 28, 2022, Nasdaq suspended trading of our ADSs amid escalation of the conflict between Russian and Ukraine and the rapidly evolving situation around sanctions. On March 15, 2023, we received a written notice (the “Delisting Notice”) from the listing qualifications department staff (the “Staff”) of Nasdaq notifying us that, in reliance on Nasdaq’s discretionary authority under Nasdaq Listing Rule 5101 (“Rule 5101”), the Staff has determined to delist the Company’s ADSs from Nasdaq. Although have requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Delisting Notice, there can be no assurance that the Panel’s decision will grant our request for continued listing on Nasdaq and there can be no assurance that we will be able to maintain compliance with any other listing requirements. See also “Our shareholders currently have limited or no liquidity in our shares and a delisting of our ADSs from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.”

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

Our business may be affected by sanctions, trade restrictions and similar measures targeting Russia as well as other responses to the Ukrainian crisis.

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

On August 2, 2017, the U.S. enacted the Countering America’s Adversaries Through Sanctions Act (“CAATSA”) which, among other things, imposed sanctions against certain Russian entities, and provided for “secondary sanctions” targeting non-U.S. persons who engage in certain “significant transactions” with U.S. sanctions targets, whereby they may face adverse economic consequences in the form of denial of certain U.S. benefits or designation on the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List (“SDN List”). In January 2018, pursuant to CAATSA, the U.S. administration submitted to the U.S. Congress a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The identification of any individuals in the report did not automatically lead to the imposition of new sanctions. Neither our directors, nor senior management are included in the report, or are otherwise currently the target of sanctions in the United States, European Union or United Kingdom.

More recently, as a result of geopolitical crisis in Ukraine, governmental authorities in the United States, the European Union, the United Kingdom and other jurisdictions, have launched an unprecedented expansion of coordinated sanctions and trade restrictions, including:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and the removal from SWIFT of certain Russian financial institutions);
●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;
●	blocking sanctions on Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union and United Kingdom;
●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;
●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies including their defense sectors;
●	U.K. sanctions introducing wide-ranging restrictions on providing loans to, and dealing in securities issued by, “persons connected with Russia”;
●	restrictions on access to the EU and U.K. financial and capital markets, as well as prohibitions on leasing operations with aircraft;
●	sanctions prohibiting most commercial activities of U.S., U.K. and EU persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (i.e., the regions of the Donetsk and Luhansk oblasts under Russian control). The EU has enacted (and the U.K. has announced plans to enact) similar restrictions relating to the regions of the Kherson and Zaporizhzhia oblasts under Russian control;
●	enhanced import and export controls and trade sanctions targeting Russia’s imports of technological goods, including EU and UK prohibitions on exporting a wide range of “industrial” goods to Russia (and on importing a large number of “revenue-generating” goods from Russia). The restrictions also include bans on the export of large numbers of “luxury” items to Russia (and in some cases also to Belarus), tighter controls on exports and re-exports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs;
●	the closure of airspace to Russian aircrafts;
●	bans on imports of Russian oil, liquefied natural gas and coal to the United States and “new investment” in Russia’s energy sector (often with similar bans being enacted in the U.K. and EU);

●	bans on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, non-industrial diamonds, iron and steel products, and gold;
●	a ban on “new investment” in the Russian Federation by a U.S. person, which may be interpreted broadly (with a similar prohibition also enacted by the U.K.);
●	bans on the provision of certain professional services, including accounting, trust and corporate formation, auditing, marketing and management consulting services, among others; and
●	bans on the provision of services related to the worldwide maritime transportation of seaborne Russian oil, if purchased above a specific price cap.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations or raise funding from international financial institutions or the international capital markets. See “-The ongoing geopolitical crisis between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

Currently, less than one percent of paying job seekers and customers who use our product and services are self-identified as being located in the Crimea region or in the Russia-controlled regions of the Donetsk, Kherson, Luhansk or Zaporizhzhia oblasts. In addition, since 2015, significantly less than one percent of our revenue has been generated from job seekers and customers located in the Crimea region. While we believe that the current United States, EU and U.K. sanctions do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States, the United Kingdom and certain EU member states or other countries may restrict certain of our operations in the future.

Furthermore, in the ordinary course of business, our companies, like many Russian companies, have routine commercial operations with and sell our services to Russian persons and entities, including Russian Government and governmental enterprises and agencies, that are currently targeted by U.S. and other sanctions, including, for example, those designated on the OFAC SDN List or the Sectoral Sanctions Identifications List (“SSI List”), the EU Consolidated List of Financial Sanctions Targets (the “EU Consolidated List”) and the Consolidated List of Asset Freeze Targets maintained by His Majesty’s Treasury (the “U.K. Consolidated List”). None of our companies is a U.S. person and most of our employees, associates and affiliates are not U.S. persons and, therefore, are generally restricted from dealings with U.S.-sanctioned persons only to the extent those dealings involve a U.S. nexus. Any revenue we receive from such dealings is segregated from other revenue. We do not believe that U.S. persons are involved in activities with SDNs, but if we are mistaken or if the company as a non-U.S. person causes a U.S. person to violate U.S. sanctions, then the company could be exposed to legal risk under U.S. primary sanctions. In some cases, non-U.S. companies are exposed to so-called “secondary sanctions” risk for doing business with U.S. sanctions targets including certain SDNs designated under the latest Russia sanctions program, which can include designation on the SDN List. The executive orders authorizing the U.S. sanctions provide that non-U.S. persons may be exposed to sanctions risk if, among other things, they materially assist, or provide financial, material or technological support for goods or services to, or in support of certain blocked or designated parties.

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

In addition, we have ₽4,615 million syndicated credit facility with VTB Bank (PJSC) (“VTB”), of which ₽1,093 million of the principal amount was repaid as of December 31, 2022. In light of Ukrainian crisis, broad sanctions that have been introduced in relation to VTB and other financial institutions may affect our ability to continue to engage with those financial institutions in the context of existing and new loan financings, commercial agreements, and may require a change in our repayment terms, to exercise our prepayment options, or mandatory prepayment. Such dealings may also require us to seek licenses from relevant sanctions authorities in order to undertake certain actions (without which we may be unable to proceed). Such dealings will also have to be assessed and undertaken in light of applicable restrictions required by relevant sanctions authorities. Moreover, ongoing dealings with VTB, which is designated as an SDN, by the U.S. and as an asset freeze target by the EU and U.K., or other Russian financial institutions. a significant part of which are targeted by US, EU or UK sanctions, may expose the Company to U.S. primary and secondary sanctions risk. VTB has also been disconnected from SWIFT. In this respect, VTB is in a similar position to an increasing number of other significant Russian financial institutions, which are subject to severe U.S./EU/U.K. restrictions.

It is possible that existing sanctions regimes may be widened or that new sanctions may be imposed on our counterparties, or that we, our employees, associates or affiliates could become targeted by sanctions in the future by the U.S., EU, U.K. or other jurisdictions, either as a result of the above activities or through a targeting of a broader segment of the Russian economy. This could have a material adverse effect on our business. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become targeted by U.S., EU or U.K. sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our ADSs, which could make the ADSs partially or completely illiquid and have a material adverse effect on their market value. We are also aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries, which could limit the liquidity of the ADSs and thereby have an adverse impact on their value. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the price of the ADSs. Any of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.

Risks Relating to our Business and Industry

We face significant competition, which may cause us to suffer from a weakened market position that would materially and adversely affect our results of operations.

The markets for our products and services are highly competitive and rapidly evolving. Successful execution of our strategy depends on our continuous ability to attract and retain job seekers and customers, expand the market for our products and services, maintain a technological edge and offer new capabilities to customers. We face competition in our various lines of services from competitors that focus exclusively on online recruitment, such as SuperJob and Rabota.ru (which was acquired by Sberbank, Russia’s largest commercial bank, in 2019 as part of its broader strategy of expanding its ecosystem), and from those that offer recruitment as part of their broader services portfolio, such as Avito. Other powerful internet companies with a broad local presence in our markets that have extensive and loyal user bases, such as Yandex (was present in the recruitment market via an aggregator platform Yandex.Rabota) and VK (which acquired Worki in 2019 and rebranded it as VK Jobs in 2021), may decide to directly target our customers, thereby intensifying competition in the recruitment market. In 2022 VK announced that VK Jobs is closed. Further, our existing competitors or new market entrants may target new and emerging job seeker candidates, such as youths, which, if successful, could harm our business and reputation. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in Russia, such businesses may dedicate extra resources to expand their operations and as a result, become a significant competitive threat in the future. In particular, should the current government block on the services of the social networking site LinkedIn be lifted, LinkedIn may choose to compete with us in the Russian market. See also Item 4. “Information on the Company, B. Business Overview—Competition.”

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

We also rely on major Russian telecommunication companies, data center service providers and other infrastructure service providers to support our bandwidth, data storage and other services. We may not have access to comparable alternative networks or services in the event of any disruptions, failures or other problems. Any extreme disruptions in internet access, or in the internet generally, could significantly harm our business, financial condition and operating results. In November 2019, the majority of the provisions of the Russian Federal Law No. 90-FZ On certain amendments to the Federal Law “On communications” and the Federal Law “On information, information technologies and information protection” dated May 1, 2019 (the “Sovereign Internet Law”), which is aimed at ensuring the safe and sustainable functioning of the internet in the Russian Federation, came into force. The Sovereign Internet Law provides requirements for Russian telecom operators to install new equipment provided by the Russian authorities to ensure that the Russian internet can function autonomously in case the global internet is not operating in Russia or in the case of certain types of threats (for example, cyber-threats). The Sovereign Internet Law imposes certain obligations on others, including holders of unique identifiers of communications and other technical systems in the internet (“autonomous system numbers”), which also includes us. These obligations include having to report on the existing infrastructure in certain cases (including when required by the authorities, in case of a breakdown and in other circumstances), and participate in trainings arranged by the Russian authorities as provided for by legislation. In addition, the Sovereign Internet Law introduces the notion of the “Russian national domain zone,” which includes the Russian resources registered on “ru”, “pф”, “su” and other domains. The Russian national domain zone will be made up of its own infrastructure (root servers and proprietary domain names). The provisions governing the Russian national domain zone became effective from January 1, 2021. The Sovereign Internet Law is broadly drafted, grants the authorities certain discretion, and in order to fully implement the measures set out in the Sovereign Internet Law, Russian authorities will need to adopt a significant number of additional acts and procedures to further clarify the provisions of the Sovereign Internet Law. Russian authorities already adopted certain material implementing acts, including rules on traffic routing in the event of a “threat,” rules on the installation of counter-threat equipment, certain technical specifications and rules on liability of holders of autonomous system numbers for non-compliance with the Sovereign Internet Law, which includes administrative fines up to ₽6 million. Russian authorities may be required to adopt further subordinate legislation if any practical issues arise in the implementation of such legislation.

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

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the services we provide. Our total revenue increased from ₽15,968 million in the year ended December 31, 2021 to ₽18,085 million in the year ended December 31, 2022. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

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

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key product and development personnel is intense and the pool of qualified candidates is to an extent limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including change of interests or career development plans, compensation, or working relations with our board or with other team members, which could result in management turnover. The current geopolitical circumstances (including the partial mobilization of military reservists announced in September 2022 in Russia) have created additional challenges for our team as well. While we have taken steps to retain and motivate our team, there is a risk of increased personnel turnover. If we are unable to retain the services of our key personnel or properly manage the working relationship among our management and employees, this may mean we will become exposed to legal or administrative proceedings or adverse publicities and our reputation may be harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. During the spring 2020, the Russian government introduced a number of recommendations and restrictions, including declaring a “period of non-working days,” which limited business activity, as well as other restrictions on the movement of citizens and a limitation on most commercial activities. These restrictions differed in scope across various regions of the Russian Federation and were subject to change, resulting in the frequent strengthening and relaxation of such restrictions in different regions. These measures have adversely affected workforces, our customers, economies and financial markets, and the pandemic has had a significant impact on the economies in all of our markets.

As a result of the government’s imposed “period of non-working days” and social distancing measures introduced across the country in spring 2020, some businesses continued to work from home, while many others ceased operating or began operating in very limited capacities. Accordingly, business activities were significantly adversely affected across Russia during this period, including recruitment and hiring processes, as many companies put their hiring on hold or decreased the number of new hires they originally planned. Due to this decrease in activity, the number of job postings advertised on our platform, the number of candidates browsing job postings on our database and our revenue decreased from mid-March. Although we saw a subsequent recovery in the activity on our platform, there can be no assurance that such decrease will not recur. If the level of activity decreases on our platform, it could have a material adverse impact on our business, financial condition and results of operations.

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

We currently have substantial indebtedness. As of December 31, 2022, we had total indebtedness of ₽7,572 million, which consisted of a ₽3,569 million syndicated credit facility with VTB entered on August 24, 2020, as amended (the “2020 Credit Facility”), of which ₽1,093 million of the principal amount has been repaid as of December 31, 2022, and a ₽4,000 million bond issued on December 14, 2020. See Item 5. “Operating and Financial Review and Prospects, B. Liquidity and Capital Resources—Indebtedness.”

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

Goodwill and other intangible assets, which are comprised primarily of our brand name, CV database and non-contractual customer relationships, collectively amounted to 52.3% of our total consolidated assets as of December 31, 2022. We assess the potential impairment of intangible assets on at least an annual basis, as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We may be required to record significant impairments in the future. Some of the developments, which could cause us to recognize impairment of goodwill or other intangible assets, include significant underperformance relative to historical or projected future operating results or significant negative industry or economic trends, as well as increase of discount rates on the back of increase of country-specific risk. Although the recording of such impairments does not trigger an immediate cash impact, our business, prospects, financial condition and results of operations could be materially and adversely affected, and significant future impairments of our intangible assets could reduce our profitability to such an extent that we would not be permitted under Cypriot law to declare and pay dividends.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to our ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance our existing indebtedness. Moreover, the overall deterioration of the macroeconomic condition in Russia may cause shortages of Russian banks’ liquidity, which in turn may result in those banks curtailing their lending programs. In addition, market conditions impacting global financial institutions could impact our ability to access some or all of our cash, cash equivalents and marketable securities. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

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

We may default on our exchange bonds.

On December 14, 2020, our Russian operating subsidiary Headhunter LLC completed the placement of 6.45% ₽4 billion of 001P-01R series interest-bearing non-convertible non-documentary callable exchange bonds with a maturity up to 1,092 days (“Bonds”). The Bonds will pay interest quarterly and are due in December 2023. This was the first ruble bond offering by Headhunter LLC which utilized the ₽20 billion unsecured indefinite term bond program registered on October 14, 2020 with the Moscow Exchange. As of the date of this Annual Report, local rating agency ExpertRA assigned HeadHunter Group PLC and the Bonds the “ruAA” credit rating with a stable outlook. The Bonds are secured by an irrevocable offer of Headhunter Group PLC and if we violate certain covenants of the issuer or the offeror we shall buy out the Bonds on the demand of the investors, which could negatively impact our liquidity and/or cash flow.

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

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in equity markets of most or all emerging market countries as investors move their money to more stable, developed markets. Over the past few years, the Russian equity markets have been highly volatile, principally due to the impact of the global economic slowdown resulting from various factors, including the European sovereign debt crisis, the slowdown in Chinese economic growth and the dramatic fall in oil prices, as well as the deteriorating conditions of the Russian economy and the COVID-19 pandemic. More recently, the situation has deteriorated significantly in connection with the Ukrainian crisis. See “—Risks relating to Ukrainian Crisis.” As has happened in the past, financial problems such as significant ruble depreciation, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, inter alia, geopolitical disputes such as the Ukrainian crisis and imposition of unprecedented trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding sources are withdrawn. Furthermore, in doing business in various countries of the CIS, we face risks similar to (and sometimes more significant than) those that we face in Russia. As we operate in emerging markets throughout the world, we may be exposed to any one or a combination of these risks, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Pursuant to the Russian Constitution, as amended, Russia is a federative state consisting of 89 constituent entities, or “subjects.” The Russian Constitution reserves some governmental powers for the Russian Government, some for the subjects and some for areas of joint competence. In addition, eight “federal districts” (federal’nye okruga), which are overseen by a plenipotentiary representative of the President, supplement the country’s federal system. The delineation of authority among and within the subjects is, in many instances, unclear and contested, particularly with respect to the division of tax revenues and authority over regulatory matters. Subjects have enacted conflicting laws in areas such as privatization, land ownership and licensing. For these reasons, the Russian political system is vulnerable to tension and conflict between federal, subject and local authorities. This tension creates uncertainties in the operating environment in Russia, which may prevent businesses from carrying out their strategy effectively.

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

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other countries. In March 2014, following a public referendum, the Crimean peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community and were strongly opposed by the United States and the European Union, with a resulting material negative impact on their relationships with Russia. Tensions between Russia and the United States and between Russia and the European Union further increased in subsequent years as a result of the conflict in Syria and a host of other issues. Tensions between Russia and the United States, the European Union, the U.K. and other countries dramatically deteriorated as a result of Russia launching special military operations in Ukraine in February 2022. See “-Risks relating to Ukrainian Crisis.” In September 2022, following a public referendum, the so-called the Donetsk People’s Republic, the Luhansk People’s Republic, as well as Kherson oblast and Zaporizhzhia oblast were proclaimed as new separate constituents of Russia by the governing authorities of Russia. The emergence of new or escalated tensions between Russia and other countries, including any escalation of the conflict or renewed fighting, or the imposition of more severe international trade and economic sanctions in response to these tensions, could negatively affect the economies in the regions where we are present, including the Russian economy. This, in turn, may further erode confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our shares, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Political and governmental instability in Russia and other countries of our operations could materially adversely affect our business, prospects, financial condition, results of operations and the value of our ADSs.

Newly introduced limitations on foreign ownership of our business may materially adversely affect our business.

Over the past few years, Russian legislators have introduced a number of laws and regulations restricting foreign ownership and control of companies involved in certain strategically important activities. In December 2022, the Russian State Duma adopted a new law that restricts foreign control over the Russian classified services, which became effective March 1, 2023.

According to this law, classified services that have more than 100,000 monthly unique users located in the territory of the Russian Federation should be owned by a Russian legal entity (a “Russian Owner”). The law defines the Russian Owner as a legal entity controlled by the Russian Federation, a subject of the Russian Federation, a municipality and or a citizen of the Russian Federation who does not have the citizenship of another state. Control is defined by the law as the ability to determine decisions made by such Russian Owner by virtue of the right to directly or indirectly dispose of more than 50% of the total number of votes attributable to voting shares/participation interests of the Russian Owner. The manner in which this new legislation may be interpreted and enforced cannot be fully determined, and a certain amount of the implementing legislation is still to be adopted. In particular, the new law currently does not stipulate how the control over the Russian Owner should be established in order to comply with new regulation. It may be the case that we will need to change our corporate governance and/or shareholder structure, once the implementing legislation is adopted.

While the newly introduced legislation is restricting control over the Russian classified services, there are initiatives from time to time that would restrict not only control, but the foreign ownership of Russian internet companies. If such legislation applicable to our online classified business were to be proposed or adopted, we may be required to further restructure our business or otherwise adapt our operations or corporate structure to comply with such restrictions, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, the Russian authorities may continue to develop various legislative and regulatory initiatives in response to recent geopolitical and economic events, aim to protect the country’s national security, including restrictions on foreign businesses, nationalization of assets of foreign businesses, and other measures directed towards limiting foreign influence, forced redomiciliation of foreign parent holding companies of Russian businesses or forced transfer of ownership of Russian persons in such foreign parent holding companies to Russia. The potential impact and the extent of such initiatives are difficult to determine at this stage. See “—Risks relating to Ukrainian Crisis.”

We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.

The legal framework in which we operate has changed significantly during 2022 and remains increasingly volatile. In response to the geopolitical tension and economic situation, the Russian authorities have, among other things, adopted and continue to develop various legislative initiatives. To stabilize and support the volatile Russian financial and currency markets and preserve foreign currency reserves, Russia’s authorities have imposed significant capital and currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on repayments to certain foreign creditors and shareholders in foreign currency, banned exports of various products and other economic and financial restrictions.

In particular, Russian authorities identified 49 states, including the United States, all European Union member states, including Cyprus, and the United Kingdom, as “unfriendly” and introduced extensive restrictions for residents from such countries (so called unfriendly foreign persons) and dealings with them in Russia. Some of these restrictions extend to Russian legal entities controlled by an unfriendly foreign person Russian residents are prohibited from granting, in the absence of a permit of the special government commission, any loans to unfriendly foreign persons and foreign currency denominated loans to all non-residents and, in addition, from transferring of funds from accounts opened in Russia. The preliminary governmental approval is also required if an unfriendly foreign person is a party to the direct or indirect transfer of an equity stake in a Russian LLC. In addition, a special procedure has been established for the fulfillment by Russian residents of their obligations in excess of 10 million rubles (or equivalent of this amount in foreign currency) per month relating to dividend and loan payments to payment of dividends to unfriendly foreign persons. Payment of dividends or repayment of loans to unfriendly foreign persons may be conducted by a Russian company subject to a permit of the Finance Ministry of the Russian Federation (for other debtors) or, in the absence of such permit, in rubles to special bank accounts of type “S” where such funds remain until the permit is granted. Furthermore, new restrictions were introduced on dealings with Russian securities acquired by residents from unfriendly foreign persons after March 1, 2022. More recently, in December 2022, the Russian State Duma adopted a law restricting foreign control over Russian classifieds. See “Newly introduced limitations on foreign ownership of our business may materially adversely affect our business”

In addition, on April 16, 2022, a new law was adopted requiring Russian companies to terminate foreign depositary programs under which the depositary receipts of such companies are listed on foreign stock exchanges. While the new law only applies to the Russian companies listed abroad, we are aware of similar legislative initiatives aimed at Russian businesses with a foreign holding structures. Although such legislative initiatives have not yet been made public and their status is currently unclear, should such legislation extend to offshore companies with Russian business, we may be forced to redomicile in Russia and terminate our depositary program. The adoption of such legislation could result in the delisting of our ADSs from the Nasdaq and materially adversely affect the liquidity in, and the trading price of, our ADSs and ordinary shares.

Legislation and counter measures are passed very quickly, sometimes with no or limited official guidance, which can lead to misinterpretations and difficulties in enforcement. In addition to newly adopted laws and regulations, we are subject to, or affected by, a variety of laws and regulations, including laws regarding internet regulation, data protection, competition, the internet, labor and taxation. Actual or alleged failure to comply with one or more of these laws or regulations could result in administrative or legal proceedings, fines, third party damage actions and other penalties, which in turn could harm our reputation. Changes to such laws or regulations, or the interpretation thereof, or the adoption of new laws and regulations, are extremely difficult for us to predict and may place additional financial or other burdens on, or otherwise negatively impact our business, thereby increasing the cost or reducing the profitability of our services, limiting the scope of our offering or affecting the competitive landscape generally. Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

Our failure to comply with existing laws and regulations of the countries where we operate or to obtain all approvals, authorizations and permits or the findings of government inspections may result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or requirements that we cease certain of our business activities, or criminal and administrative penalties applicable to our officers. Moreover, an agreement or transaction entered into in violation of law may be invalidated and/or unwound by a court decision. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could result in a disruption of our business and substantial additional compliance costs, and our business, prospects, financial condition and results of operations could be materially and adversely affected. See also “-The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.”

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

In Russia, in order to process an individual’s personal data, we must (in the majority of cases) obtain his or her written or e-consent and use encryption and other technical means to protect his or her personal data. Russian law sets forth strict requirements to consent and the scope of these requirements has been expanded by recent amendments to the Russian Federal Law “On Personal Data” (the “Russian Personal Data Law”), the majority of which entered into force in September 2022. We do not collect or perform any operations on our users’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data must notify the appropriate Russian authority, we are included into the register of such processors.

According to the Federal Law No. 242-FZ “On Introduction of Changes to Certain Legislative Acts of the Russian Federation in Connection with Usage of Information Technologies in the Field of Healthcare” dated July 29, 2017 (the “Federal Law No. 242”), data operators (data controllers) of personal data are obliged to record, systematize, accumulate, store, update, modify and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide the Federal Service for Supervision of Communications, Information Technology and Mass Media of Russia (“Roskomnadzor”) with the information on location of databases containing all citizens’ personal data. Russian law sets forth strict requirements to consent and the scope of these requirements has been expanded by recent amendments to the Russian Federal Law “On Personal Data” (the “Russian Personal Data Law”), the majority of which entered into force in September 2022. Under new rules, data operators engaging into any cross-border transfer shall submit to Roskomnadzor detailed notifications of cross-border transfers of personal data by March 2023 and provide information on measures taken to ensure relevant personal data is handled in accordance with Russian law. Roskomnadzor is entitled to prohibit or restrict cross-border transfer.

Federal Law No. 242 may cause restrictions on the provision of information services and penalties which may be imposed on data operators (data controllers) for failure to comply with its requirements (some of which may be subject to broad interpretation).

Failure to comply with data processing requirements, including the localization requirement or rules in respect of use of certified equipment, may have various types of adverse consequences and may lead to civil and administrative liability and, in extreme cases, criminal liability may follow for individuals. Such liability may take the form of fines, or, in extreme cases, suspension of activities up to 90 days and/or blocking of our resources (e.g. websites) for access from the territory of Russia. The size of fines for violations of the Russian data privacy rules is being constantly increased by the Russian legislature. Currently, the maximum fine for violation of Russian data localization requirements is RUB 18 million (equivalent to approximately U.S.$ 250,000 as of February 2023). Moreover, under Federal Law No. 236-FZ “On the Activities of Foreign Persons in the Information and Telecommunications Network ‘Internet’ on the Territory of the Russian Federation,” dated July 1, 2021, liability for failure to comply with the Russian data localization rules may include, for example, prohibitions or restrictions on personal data processing or export, prohibitions on payments from Russia and advertisements of and on the relevant resource and/or marking of the resource as non-compliant in search results of search engines.

More recently, at the end of 2022, new rules were introduced in respect of processing of biometrics. These rules imply heightened controls by the state over any activities related to biometrics, are highly restrictive and, in particular, stipulate that any mandatory collection of biometrics is prohibited and any person is entitled to fully revoke his or her previous consent for processing of biometrics at any time.

Although we believe we are in compliance with the legislations described above, compliance with the requirements provided may be practically difficult, require significant efforts and resources, lead to legal liability in other jurisdictions and limit functionality of our services. Compliance with these requirements may also limit our ability to compete with other companies located in other jurisdictions that do not require mandatory local storage of personal data relating to their users. However, any non-compliance with this requirement could lead to legal liability and potentially to restriction of the availability of the service in Russia. For example, in 2016, a Russian court ordered the blocking of access to a popular professional social networking website for violation of data protection legislation.

Furthermore, the Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be political motivated or populistic in nature, including further restrictions on foreign businesses and nationalization of assets of foreign businesses. The potential impact and the extent of such initiatives is difficult to determine at this stage. See “—The ongoing geopolitical crisis between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”.

Due to the nature of the services we offer and the fact that we have a presence in a number of countries, we may also be subject to data protection laws of other jurisdictions, especially laws regulating the cross-border transfer of personal data (including, but not limited to the GDPR), which may require significant compliance efforts and could result in liability for violations in other jurisdictions. A breach of the GDPR or other laws regulating the cross-border transfer of personal data may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions). As our business grows, we may also encounter increased pressure from foreign state authorities with respect to production of information related to users in circumvention of the international legal framework regulating the provision of such information. Any non-compliance with such requests may lead to liability, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

The recent nature of much of the legislation in the CIS countries, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of these legal systems in ways that may not always coincide with market developments place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies. In addition, legislation in these countries often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Furthermore, the legal framework in which we operate is increasingly volatile in light of ongoing geopolitical tensions. See “—We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.” Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

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

In response to a high inflation and depreciating Rouble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was gradually decreased to 7.5% in September 2022. As a result of the significant increase in the CBR’s key interest rate as well as the overall decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity persist in the domestic money market and may result in banks cutting their exposure limits to both banks and various corporate sectors of the economy. In addition, both the corporate and retail banking sectors saw corresponding increases in lending rates and at the same time banks raised their deposit rates in an effort to obtain additional funding during a period of weakening liquidity. Consequently, funding costs have increased throughout the entire Russian financial system and have put substantial strain on Russian banks’ ability to manage interest rate risks, raise financing and prudently allocate available liquidity. The resulting higher interest rates may also have a negative impact on the banking sector’s profitability, as well as worsening Russian consumer and corporate creditworthiness. The sharp rise in interest rates caused by the Central Bank’s key interest rate hike, to have a materially negative impact on the Russian mortgage market.

The recent disruptions in the global markets have generally led to reduced liquidity and increased cost of funding in Russia and will be further exacerbated by recent geopolitical events and consequent deterioration of the Russian economy (“—The ongoing geopolitical crisis between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”). Borrowers have generally experienced a reduction in available financing both in the inter-bank and short-term funding market, as well as in the longer term capital markets and bank finance instruments. The non-availability of funding to the banking sector in the Russian Federation has also negatively affected the anticipated growth rate of the Russian Federation During turbulence in the Russian financial markets and banking sector, the Russian state authorities have historically implemented measures intended to support the liquidity and solvency of Russian banks and to significantly increase the availability of credit to businesses, which have been seen as critical for restoring investor confidence and for supporting the Russian economy. In addition to the recent instability, there is still reduced liquidity and capitalization in the Russian banking sector, and there can be no assurance that more severe liquidity problems will not occur in the future, or that the Russian Government will continue or be able to implement state support measures to support the Russian banking sector, in particular, in case of any potential liquidity constraints or limitations on access to the international capital markets by Russian financial institutions.

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

In April 2019, after a complaint filed by Stafori LLC the FAS initiated an investigation in relation to us alleging a violation of antitrust legislation by restricting access to our CV database for Stafori LLC’s “Robot Vera” software, which offers automated candidate search services. In January 2020, the FAS determined that Headhunter LLC, together with SuperJob and RDV-Soft, occupied a collective dominant position in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that its actions prohibiting the use of third-party software lead to restriction of competition on the adjacent product markets (app stores). While the FAS concluded that our actions did not limit overall competition in Russia’s online recruitment market, Headhunter LLC was found to have violated Russian antitrust legislation by abusing its collective dominant market position and infringed on Stafori’s interests by creating impediments on Stafori’s ability to access the market. The FAS ordered us to consider Stafori’s applications for registration of its products on our system, if Stafori submits such applications and imposed on us a fine for violation of antitrust laws of ₽ 737,500. We challenged the FAS decision in court in 2020 but were not successful.

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

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions and may have to limit the types of advertisers we serve. In July 2021, amendments to the Russian law on advertising were introduced. These amendments implement the requirements for collection of information about the advertising on the Internet and entered into force in September 2022. Pursuant to the amendments, advertisers must provide to Roskomnadzor the information on the advertisements published on the Internet, generally via licensed advertisement information operators.

In June 2022, the State Duma adopted in the first reading a draft amendment to the law “On Advertising”, which would entail the creation of a single operator of digital advertising structures. The draft law was broadly drafted and was unclear whether and to what extent it would apply to us and/or affect our operations. While this law was subsequently withdrawn following broad criticism from the industry, if any similar initiatives to create a single entity responsible for digital advertising will be signed into law, it may significantly impact the market dynamics and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Since 2014, several important rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “deoffshorization measures”). These rules include, in particular, (i) rules governing the taxation of “controlled foreign companies” (CFC rules) (without limitation of jurisdictions to which this definition applies which residents may fall under); (ii) rules determining the tax residence status of non-Russian legal entities (tax residence rules); (iii) rules defining the “beneficial ownership” (actual recipient of income) concept and (iv) taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in the Russian Federation by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (that base on the judicial concept of “unjustified tax benefit”, defined by the Supreme Arbitration Court in 2006, and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since August 18, 2017. In addition, Russia actively participated in activities of Organization for Economic Co-operation and Development (the “OECD”) aimed at reshaping the international tax system. However, in 2022 the OECD stopped the process of Russia’s accession to the organization and does not consider it a country that participates in its initiatives.

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

In 2023, the Russian Government announced an initiative to introduce a mandatory one-off voluntary payment to the Russian state budget (so called “windfall tax”). Although currently the exact legal qualification of such payment remains undecided, the authorities are discussing the option of treating a one-off payment as a stamp duty levied under the Russian Tax Code. It is also currently being discussed that the payment could be extended to companies other than those in the oil and gas industry whose average income over the past two years exceeded ₽1 billion, but the authorities are not ruling out other options.

Since 2023, the taxpaying procedure in Russia has significantly changed due to the introduction of a unified tax account. The main purpose of this initiative is that taxpayers have a single tax liability and a single balance for all taxes. Russian tax authorities declare that this instrument would simplify both budget calculations and the taxpayers’ interactions with the tax authorities.

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

Starting from January 1, 2022, the threshold for cross-border controlled transactions was increased from ₽60 million to ₽120 million.

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

The concept of “beneficial ownership” was introduced into the Russian Tax Code in 2015 as a part of the “deoffshorization” rules. In accordance with this concept, if a person serves as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), such person may not be treated as the beneficial owner of income. The result of the denial of beneficial ownership would be the denial of tax treaty benefits (such as the reduced tax rate on dividends). Although the “beneficial ownership” concept as currently defined in the Russian Tax Code is in line with the relevant internationally known rules, the application of this concept in the Russian administrative and court practice currently shows rather broad and conflicting interpretations. Given the current conflicting interpretation of the “beneficial ownership” concept, the application of this concept may lead to excessive taxation of our retained earnings on their distribution, and additional taxation may also arise on the grounds of a permanent establishment in the Russian Federation.

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

In addition, in 2020, the Russian Government was directed to revise Russian double tax treaties, which are often used for tax planning, in order to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to denunciate such treaties. Consequently, the Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus, Malta, the Netherlands and Luxembourg, with negotiations with Switzerland having taken place in November 2021 . It is very likely that the number of tax treaties subject to revisions or termination may increase.

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

Because of their significant voting power, our major shareholders may be able to exert control over us and our significant corporate decisions.

The shares owned by our major shareholders collectively represented 45.18% of the voting power of our outstanding capital stock as of December 31, 2022. As a result, our major shareholders may have the ability to determine the outcome of matters submitted to our general meeting for approval, including the election and removal of directors, in accordance with the manner prescribed in our amended and restated articles of association, and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our major shareholders might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our ordinary shares, among other things:

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

Risks Relating to Ownership of our ADSs

Our shareholders currently have limited or no liquidity in our shares and a delisting of our ADSs from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.

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

Prompted by the newly imposed sanctions, on February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including HeadHunter, which suspension currently remains in place. We have been in regular communication with representatives of Nasdaq since the imposition of the suspension of trading in an effort to lift the suspension. However, on March 15, 2023, we received a Delisting Notice from the Nasdaq Staff notifying us that, in reliance on Nasdaq’s discretionary authority under Rule 5101, the Staff has determined to delist the Company’s ADSs from Nasdaq. Rule 5101 provides Nasdaq with broad discretionary authority over the continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. The Staff indicated in the Delisting Notice that its determination was based on the ongoing geopolitical events and their potential impact on the Company. We have requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Delisting Notice, which will stay the delisting of our securities pending the conclusion of the hearing process. Consequently, our ADSs will remain listed on Nasdaq at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel’s decision will grant our request for continued listing on Nasdaq and there can be no assurance that we will be able to maintain compliance with any other listing requirements.

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

We have had a secondary listing of our ADSs on MOEX. Trading in our shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. However, under recently adopted legislation, certain non-Russian shareholders are not permitted to sell shares on MOEX. Moreover, because the international settlement systems remain closed for trading in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on MOEX, and the volume of our ADSs available for trading on MOEX is limited. The trading value of our shares on MOEX may therefore be different from the value at which they would trade if all of our ADSs shares were available for trading. We can provide no assurance as to when or whether non-Russian shareholders will be permitted to effect trades on MOEX or when or whether the settlement systems will permit trading in all of our ADSs.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. We would lose our foreign private issuer status if, for example, more than 50% of our total assets are located in the United States as of June 30, 2023. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

As of December 31, 2022, we had 50,635,720 ordinary shares outstanding. If a substantial number of these ordinary shares (or ADSs representing these ordinary shares) were sold in the public market, or the market perceives that such sales may occur, the market price of our ADSs could be adversely affected.

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

All of our ADSs are freely tradable without restriction under the Securities Act, except for any of our ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted and/or control securities under the Securities Act. The ordinary shares held by our affiliates may also be publicly sold in accordance with the requirements of Rule 144 under the Securities Act, including the volume and manner of sale requirements of that rule, or otherwise in compliance with the Securities Act. See also “Our shareholders currently have limited or no liquidity in our shares and a delisting of our ADSs from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.”

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

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it receives on our ordinary shares after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution to any holders of our ADSs or ordinary shares. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs. See also “Our shareholders currently have limited or no liquidity in our shares and a delisting of our ADSs from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.”

You may be subject to limitations on the transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason. See also “Our shareholders currently have limited or no liquidity in our shares and a delisting of our ADSs from Nasdaq could have materially adverse effects on our business, financial condition and results of operations.”

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this Annual Report outside the United States, or to assert U.S. securities law claims outside of the United States.

Most of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

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

Special U.S. federal income tax rules apply to U.S. persons owning shares of a “passive foreign investment company” as defined in the Internal Revenue Code of 1986 (a “PFIC”). If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. “Additional Information, E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADS (or ordinary shares represented by the ADSs), the U.S. Holder may be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs (or such ordinary shares), or upon the receipt of distributions in respect of the ADSs (or such ordinary shares). Based on our income, assets and operations, we do not expect to be treated as a PFIC for the taxable year ended December 31, 2022. This is a factual determination, however, that depends on, among other things, the composition of our income and assets from time to time, and thus the determination can only be made annually after the close of each taxable year. In addition, the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, which may fluctuate significantly and may be subject to substantial uncertainty as a result of the suspension of trading in our ADSs on the Nasdaq. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs.

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

These and other factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our ADSs could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. In addition, on February 28, 2022, Nasdaq suspended trading of our ADSs and, on March 15, 2023, we received a Delisting Notice from the Nasdaq Staff notifying us that, in reliance on Nasdaq’s discretionary authority under Rule 5101, the Staff has determined to delist the Company’s ADSs from Nasdaq. We have requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Delisting Notice, which will stay the delisting of our securities pending the conclusion of the hearing process. Consequently, our ADSs will remain listed on Nasdaq at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel’s decision will grant our request for continued listing on Nasdaq and there can be no assurance that we will be able to maintain compliance with any other listing requirements.

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

We cannot predict the extent to which investor interest in our Company will lead to an active trading market on Nasdaq that may be sustained to provide adequate liquidity. If an active trading market is not sustained, you may have difficulty selling any ADSs that you purchase, and the value of such ADSs might be materially impaired. For example, on February 28, 2022, Nasdaq suspended trading of our ADSs and, on March 15, 2023, we received a Delisting Notice from the Nasdaq Staff notifying us that, in reliance on Nasdaq’s discretionary authority under Rule 5101, the Staff has determined to delist the Company’s ADSs from Nasdaq. We have requested a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Delisting Notice, which will stay the delisting of our securities pending the conclusion of the hearing process. Consequently, our ADSs will remain listed on Nasdaq at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel’s decision will grant our request for continued listing on Nasdaq and there can be no assurance that we will be able to maintain compliance with any other listing requirements.

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

As part of our growth strategy, we may decide to expand, in part, by acquiring certain complementary businesses. The success of any material acquisition will depend upon several factors, including without limitation the outcome of actions related to the Delisting Determination and our ability to: identify and acquire businesses cost-effectively; conduct due diligence and identify key issues prior to the acquisition; integrate acquired personnel user data, operations, products and technologies into our organization effectively; and retain and motivate key personnel and to sustainably retain the customers of acquired firms.

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

As a public company listed in the United States, we will continue to incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase the demand on our systems and resources, particularly now that we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the continuing need to establish and maintain the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

Item 4. Information on the Company

A. History and Development of the Company Corporate Information

We were incorporated in Cyprus on May 28, 2014 under the Cyprus Companies Law, Cap. 113 as Zemenik Trading Limited, and our registered office is located at 19A Andrea Mikellidi, Strovolos, Nicosia, 2036, Cyprus. On March 1, 2018, Zemenik Trading Limited was converted from a private limited company incorporated in Cyprus into a public limited company incorporated in Cyprus, and the Company’s legal name changed, pursuant to a special resolution at a general meeting of the shareholders, to HeadHunter Group PLC. The legal effect of this conversion under Cypriot law was limited to the change of legal form. Our commercial name is HeadHunter. In June 2019, we changed the effective place of management of HeadHunter Group PLC from Cyprus to Russia, which resulted in HeadHunter Group PLC becoming a Russian tax resident. See Item 10. “Additional Information, E. Taxation—Material Russian Tax Considerations—Taxation of Dividends and Distributions.”

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5. “Operating and Financial Review and Prospects.”

B. Business Overview

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 95% of which was free for us as of December 2022, according to our internal data, and we were the fifth most visited job and employment website globally as of January 1, 2023, according to the latest available data from SimilarWeb. Our CV database contained 48.2 million, 54.5 million and 65.0 million total CVs as of December 31, 2020, 2021 and 2022, respectively, and our platform hosted a daily average of approximately 608,000, 933,000 and 870,000 job postings in the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, our platform averaged 22.5 million, 28.5 million and 27.6 million unique visitors per month, respectively, according to LiveInternet.

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

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 351,000, 515,000 and 482,000 paying customers on our platform for the years ended December 31, 2020, 2021 and 2022, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy. Our brand awareness is the highest among white and blue collar candidates as compared to other Russian online recruitment players, according to Socis MR Rus, which, coupled with a nationwide sales force and broad customer reach, creates barriers for new entrants to our markets.

We engage with job seekers and employers via our desktop sites, mobile sites and mobile applications. Since launch, our mobile applications had been downloaded 46.0 million times cumulatively as of December 31, 2022, and our mobile platforms currently account for the majority of our traffic. Our scalable technology platform utilizes an increasingly clear and simple user interface enhanced by our search engine, which is powered by AI and machine learning algorithms.

Our total revenue was ₽8,282 million, ₽15,968 million and ₽18,085 million for the years ended December 31, 2020, 2021 and 2022, respectively. During the same periods, our net income was ₽1,886 million, ₽5,493 million and ₽3,691 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

Our Market Opportunity

Despite of the current events described in the section D. Risk Factors, we believe the online recruitment market in Russia and the CIS region has retained its growth potential, driven by intensifying competition for human capital, the ongoing shift of jobs marketing spend online and increasing maturity of the HR functions in Russia. The Russian labor market is historically characterized by a shrinking labor force and high turnover of employees leading to strong competition for highly skilled and talented employees. High internet penetration and ubiquitous usage of internet by businesses and consumers is creating a favorable backdrop for the rapid shift of recruitment services and spending on jobs advertising to online platforms from offline media.

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

On April 20, 2021, the Group acquired 25% in the charter capital of Dream Job LLC (”Dream Job”), which operates the employer review platform ‘dreamjob.ru’, for a cash contribution of ₽ 60 million. We made this investment as we have observed the need for an independent and reliable employer review portal in Russia. On April 28, 2022 we contributed additional capital to and increased our stake in the charter capital of Dream Job from 25% to 46.66%.

On October 28, 2021, we entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia, in exchange for a cash-in investment of $ 5 million. Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 10 million verified users and operates in all regions of Russia. The investment in YouDo was in line with our strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access the rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

On July 6, 2022 we entered into a shareholders agreement and acquired a minority stake in “Innovations in Human Resources Management” LLC, the provider of e-signature platform “HR-link” in Russia, in exchange for a cash-in investment.

On December 16, 2022, we acquired a 25% stake in Edstein LLC (“Edstein”) in exchange for a cash-in investment. Edstein is an early-stage modern learning management system catered to enterprise clients. Edstein will closely collaborate with Skillaz to expedite its strategy of expansion into Human Capital Management.

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

The following table provides a breakdown of our revenue by product type:

	For the year ended December 31,
	(in thousands of RUB)
	2020	2021	2022
Bundled Subscriptions	2,372,467	4,130,071	5,069,316
Job Postings	3,342,225	6,963,354	7,858,633
CV Database Access	1,812,245	3,260,514	3,288,451
Other VAS	755,170	1,614,094	1,868,764
Total	8,282,107	15,968,033	18,085,164

CV Database Access

Our highly predictable, recurring subscription-based CV database accounts for 18.2% of our total revenue in the year ended December 31, 2022. Job seekers submit their CVs to be uploaded to our database, and employers pay a subscription fee to access and search our CV database for a period of time. Customers can specify a particular segment of our CV database to search, such as by professional area or geographical region. As of December 31, 2021, our CV database contained a total of more than 54.5 million CVs, 16.2 million of which were uploaded by job seekers in the Moscow region and 5.7 million by job seekers in the St. Petersburg region. As of December 31, 2022, our CV database grew to a total of more than 65.0 million CVs, 17.7 million of which were uploaded by job seekers in the Moscow region and 6.0 million by job seekers in the St. Petersburg region. The CVs in our database also represent job seekers in a variety of industries. As of December 31, 2022, approximately 62% of our CV database was comprised of white collar job seekers and 38% of blue collar job seekers. The following table provides a breakdown of the number of visible CVs in our database from each Russian Federal District as of January 1, 2023.

	Number of Visible
	CVs as of	Year on year
	January 1, 2023	increase
Russian Federal Districts	(thousands)	(%)
North West	5,976,299	24.6%
Central	17,772,060	27.2%
Volga	8,328,222	34.9%
Ural	4,904,838	27.1%
South	4,143,915	29.7%
North‑Caucasus	799,794	28.3%
Siberian	6,631,235	18.8%
Far East	1,352,429	22.3%

Our CV database contains, on average, approximately 1.3 CVs per registered account as of December 31, 2022. In addition, for every CV that was posted to our database, 57% of total visible CVs were used to apply to a job posting at least once over the last two years, and 72% of total visible CVs have either applied at least once for a job posting or edited a CV in the last two years as of December 31, 2022, which we believe is one of the highest conversion rates in our industry.

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

We evaluate and approve the CVs submitted to our database before they are uploaded to ensure our customers are viewing complete and high-quality CVs. We are continuing to develop and improve our AI system to streamline this approval process, and on average for the year ended December 31, 2022, over 70% of CVs submitted to our database were approved for publication by our AI and heuristic systems without the need for further human moderation. Our AI system also collects data from uploaded CVs to improve search results, suggest relevant applicants to our customers and improve overall functionality of our CV database. See “—Technology and Intellectual Property—Artificial Intelligence.”

Job Postings

In addition to searching our CV database, customers can post their job advertisements for up to 30 days on our platform for a one-off fee, depending on the volume of postings. Job postings represented 43.5% of our total revenue in the year ended December 31, 2022. Job seekers can browse our platform and apply for the positions they select. For the year ended December 31, 2022, our platform contained a daily average of approximately 869,000 job postings, approximately 286,000 of which were for positions in the Moscow and St. Petersburg regions, approximately 563,000 of which were for positions in other regions of Russia.

The job postings on our platform also represent positions across a broad range of industries.

Bundled Subscriptions

Our highly predictable, recurring bundled subscriptions accounted for 28.0% of our total revenue in the year ended December 31, 2022. We provide access to our CV database and allow customers to display job advertisements on our website on a subscription basis, with the duration of the subscription ranging from thirty days to one year. The number of job postings included in our bundled subscriptions is capped by a contractually stated limits, which depend on subscription duration and region. Since August 1, 2020, each type of new or renewed access to our CV database, including bundled subscriptions, contains a limited number of job seekers contacts to view (for example, there are 128 contacts provided for the thirty days access and 9,000 contacts are provided for annual access to the whole of Russia). After reaching the limit, in order to view more job seekers’ contact details, customers would need to purchase additional packs of contacts. Our bundled subscriptions offer value to our customers who choose to purchase more than one of our services. For example, a customer may purchase a subscription to access our CV database for one month with a specified number of job postings over that same period included in a contract for a flat fee.

Human Resource Value Added Services

In addition to our primary online recruitment services, we offer customers additional VAS that are aimed at enhancing effectiveness and increasing efficiency throughout the recruitment process. Our product portfolio is constantly evolving, allowing us to meet the developing needs of our customer base. Currently, we offer employers an Applicant Tracking System (ATS), benchmarking tools, such as online labor market and salary analytics and employer branding consulting, as well as recruitment process automation tools. VAS represented 10.3% of our total revenue in the year ended December 31, 2022.

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

We also derive a small portion of our revenue from the provision of our services to: (i) recruiting agencies that are looking for job seekers on behalf of their clients, (ii) job seekers who are willing to pay for premium services, such as promoting their CV in the search results and (iii) online advertising agencies, all of which we refer to collectively as “other customers.” We served approximately 351,000, 515,000 and 482,000 paying customers in the years ended December 31, 2020, 2021 and 2022, respectively.

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

The following table provides a breakdown of our customer base by type of customer account, as a percentage of revenue for a year indicated:

	As of December 31,
	2020	2021	2022
Russia
Key Accounts	35.9%	33.1%	35.1%
Small and Medium Accounts	52.5%	55.8%	53.7%
Other customers	4.8%	3.8%	3.8%
Other segments (all accounts)	6.7%	7.3%	7.4%
Total	100%	100%	100%

The following table provides a breakdown of our customer base by type of customer account and by region, as a percentage of revenue for the year ended December 31, 2022:

		Small and Medium
	Key Accounts	Accounts

	(for the year ended December 31, 2022)
Moscow and St. Petersburg region	25.4%	29.0%
Other regions of Russia	9.7%	24.7%
Total	35.1%	53.7%

In the years ended December 31, 2020, 2021 and 2022, we had 11,801, 13,640 and 14,083 Key Accounts customers in Russia, respectively. In the same periods, we had 314,845, 469,866 and 433,246 Small and Medium Account customers in Russia, respectively. We maintain long-term relationships with our customers, particularly our Key Accounts customers.

We have a highly diversified customer base, particularly in Russia. Our top 10 customers represented 3.5% of our total revenue for the year ended December 31, 2022. Our customers also represent a broad range of industries, including retail, IT, construction and finance, resulting in balanced exposure to the economies of the Russian markets in which we operate.

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

	As of December 31,
	2020	2021	2022
Russia (in RUB)
Key Accounts	251,807	387,872	450,497
Small and Medium Accounts	13,822	18,979	22,398

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

In addition, we face competition from the large Russian general classifieds company Avito, which is focused on blue collar job seekers and small businesses. We also used to compete with well-established local internet players such as Yandex and VK, but they are now less active in the online recruitment space, being more focused on their core business segments. Several new specialized HR technology companies are bringing new technologies to recruitment functions and could challenge the automation of certain recruitment related functions and have emerged as new players, which could gain a larger presence in the market. In certain geographies and specific segments, we compete mainly with offline media, such as local newspapers with a jobs classifieds section.

The competition from international players is currently limited, given that Russia is perceived as a market with strong domestic internet players, as well as Russia’s regulatory regime, compliance with which entails significant investments and costs, such as the requirement to store personal data of Russian citizens within Russia as prescribed by the Law on Personal Data. See “-Regulation.” Notably, access to LinkedIn’s resources in Russia was blocked by the Roskomnadzor in November 2016 as a result of LinkedIn’s failure to comply with this regulation. We believe we are advantageously positioned against our indirect competitors, such as social networks and search engines.

Because our CV database, traffic to our website and the range of additional services for employers exceed those of our competitors, we view premium pricing of our services to be justified and sustainable. We have historically been able to retain our customers and attract new ones while periodically increasing the prices for our services.

The main monetization model adopted in the Russian online recruitment market is either providing paid access to a CV database, charging a fee per job posting or a combination thereof. Though we believe it is unlikely, should some international players, such as Indeed, expand their operations in Russia and propose to the market an alternative monetization model adopted elsewhere, such as CPC, we might be forced to change our business model accordingly. However, we believe that with successful introduction of our ClickMe product, which operates on the cost-per-click (“CPC”) model, we are well positioned and prepared for such challenges.

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

Sales and Marketing

Our sales and marketing efforts are focused on increasing job seeker traffic, promoting our brand name and further establishing our reputation as the leading recruitment platform in Russia. We employ a diverse mix of marketing and communications channels to attract and retain customers, and we are not dependent on any single marketing channel. For the year ended December 31, 2022, we acquired approximately 80% of customers that were new to our platform by using free marketing channels, according to our internal data. In the years ended December 31, 2020, 2021 and 2022, our advertising spend was ₽1,105 million, ₽2,113 million and ₽2,411 million, or 13.3%, 13.2% and 13.3% of our total revenue, respectively. In the year ended December 31, 2022, roughly half of total spend was on digital advertising (including search engines and social media), one-fifth on TV advertising and the rest on other marketing channels (including outdoor and other offline advertisements). We also use different advertising channels to target our regional markets, which we adapt to each region’s evolving needs, such as using offline advertising in one region versus digital marketing in another.

According to our internal data and traffic analytics as of December 2022, 95% of our website traffic came from free marketing sources, such as a user typing our name into a search engine, organically typing our name into a browser that takes a user directly to our website, by email distributions to our registered users or through referrals, where a current user refers a new user to our website. Only 5% of our website traffic came from paid advertising, such as CPC or meta search, during the same period, and our TV advertising campaigns promote awareness and help generate more traffic through free marketing sources.

Job seekers

We target job seekers primarily through digital marketing, TV and outdoor advertising, and the effectiveness of our marketing campaigns has been demonstrated by the increase in the incoming traffic from our target group. We focus our advertising efforts on attracting job seekers, which, in turn, attracts more paying customers to our platform.

Small and Medium Accounts

Small and Medium Accounts represent a large market opportunity for us, and we continuously focus on increasing our brand awareness with these customers. Our various marketing campaigns, such as telemarketing and search engine advertising, are targeted at these customers, promoting our reputation, increasing our brand awareness and educating our audience about the existence of online recruiting. In addition, our job seeker TV marketing campaigns also have proven to attract more Small and Medium Accounts customers directly. We also have 114 sales professionals who are dedicated to selling services to Small and Medium Accounts as of December 31, 2022.

Key Accounts

We maintain close contact with our Key Accounts customers through our participation in industry conferences and events and by providing various educational services, such as HR webinars and online education, which help Key Accounts customers use our products more effectively. In addition, 88 members of our sales team representatives cater to the needs of our Key Accounts customers on a daily basis as of December 31, 2022. With our established customers, we promote our portfolio of HCM services to increase customer engagement and customer retention, which continue to be the driving forces behind our growth.

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

As at December 31, 2022, we had a total of 390 employees on our sales force, 335 of which are in Russia and 55 of which are in other countries. The following table demonstrates our number of sales employees broken down by region:

As at
Geography	December 31, 2022
Russia	335
Kazakhstan	39
Belarus	15
Azerbaijan	1
Total	390

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

Our Platform

Our users access our platform through desktop sites, mobile sites and mobile applications. Our back-end technology, built on a Java base and PostgreSQL database, is consistently used in all front-end interfaces, to promote the logical consistency and relevance of data. For the desktop version of our site, we use standard web technologies and an adaptive layout to work on mobile and tablet devices in addition to mobile applications and our mobile site. Our customers predominantly use our desktop platform where they can access full employer functionality, but both job seekers and employers are increasingly turning to mobile devices to access our platform. In terms of unique monthly average users, for the years ended December 31, 2021 and 2022, 72% and 73%, respectively, of our traffic came from mobile devices.

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

	For the year ended December 31,
	2020	2021	2022

	(in thousands)
Cumulative iOS downloads	8,126	9,661	13,809
Cumulative Android downloads	20,153	23,888	32,172
Total	28,279	33,549	45,981

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

Our application is ranked among the top applications on app store-generated lists for business-related free applications in both the iOS and Android application stores in Russia. Job seekers using our mobile applications typically return more frequently than those accessing our platform via desktop sites. In addition to receiving updates, job seekers using our applications also receive push notifications based on the data they provided and certain behavioral traits. For example, job seekers may receive notifications about newly posted vacancies that may be of interest to them based on their previous search patterns. These personalized messages assist in increasing our job seeker retention rate. As of December 31, 2022, 68% of registered job seekers used our mobile platform only (including both mobile website and applications). A significant share of registered job seekers (56% as of December 31, 2022) are using only our mobile applications. We continuously enhance job seeker experience on our mobile platform in order to improve conversions of mobile traffic into applications from job seekers.

Some of our Key Accounts customers can interact with our services through paid access to our API interface, which allows them, for example, to create job postings and process applications.

Technology and Intellectual Property

We design, test and update our website and develop our proprietary solutions in-house. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our product portfolio and enter new market segments, without compromising quality or customer continuity. Our site experienced 99.91% average uptime for the year ended December 31, 2022. We also use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

As of December 31, 2022, our services were supported and enhanced by a team of 308 experienced and dedicated product development and system administration employees with in-depth knowledge of information technologies and online recruitment. We have grown this team from 176 to 264 to 308 employees, as of December 31, 2020, 2021 and 2022, respectively. We also provide ongoing education to our product development team to ensure that our team is up to date on new technologies and advances in our markets. Our development team is responsible for product innovation, testing, user experience improvements, search engine optimization and online advertising. The number and the quality of new technology releases from our development team is constantly rising, with the number of technological bugs per release consistently declining. For example, we had 0.26 bugs per release in 2021, which we decreased to 0.23 bugs per release in 2022. We have been able to develop innovative and effective products and services to meet the evolving needs of our customers, and we plan to continue to strengthen our development function.

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

Our AI system also efficiently assists with our CV moderation process. We evaluate and approve each CV submitted to our database to ensure quality, and for the year ended December 31, 2022, all of the CVs submitted to our database were screened by our AI and heuristics system, with on average approximately 69% of CVs receiving approval from our AI to be posted on our database without the need for further human action.

AI improves the conversion of users to registered users, the conversion of registered users to those who upload their CV to our database, as well as the conversion of users in our CV database to submit applications for a posted vacancy. Our AI improves the functionality and effectiveness of our products, driving our revenue while providing our customers with high quality service. During 2022, our AI systems on average facilitated approximately 532,000 relevant vacancy applications and views of employers contact details daily, which decreased by 11% compared to 2021. Our development team focuses on improving our AI Smart Matching Systems.

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

Our technology infrastructure

We host our platform at two data centers in Moscow, and we have two backup servers located at these data centers and one backup server located at our offices in Moscow. We also have one backup storage facility at the headquarters of our key operating subsidiary in Moscow. We have designed our websites, applications and infrastructure to be able to support high traffic volume. Our average uptime has exceeded 99% since 2017, with an average uptime of 99.9% for the year ended December 31, 2022. With network bandwidth of 20 gigabits per second, our infrastructure offers significant headroom, well in excess of our current outgoing traffic needs of around 4 gigabits per second. Our platform is also more than capable of handling a peak load, which was estimated to be approximately 12,000 requests per second that our platform was able to handle during one of our busiest traffic periods in November 2021. Further, we continuously monitor and stress test our traffic and storage capacities through conducting heavy stress tests of 10,000 requests per second, and we maintain a predictable load limit of approximately 12,000 requests per second. We conduct these tests and monitor our infrastructure capabilities in order to continue constantly grow and upgrade our platform. Since 2003, we have processed cumulatively over 1.3 billion job applications.

Our intellectual property

We own our domain names and trademarks relating to the design and content of our website, including our brand name and various logos and slogans. As of February 2023, we held more than 120 registered trademarks and 2 patents for invention in Russia, Cyprus, Belarus, Kazakhstan and other countries in which we operate, including Uzbekistan, Georgia, Azerbaijan and Kyrgyzstan, including our name and certain marks associated with each project.

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

In 2022, the Russian authorities allowed so-called ‘parallel import’ of a number of goods (this means that goods can be imported to Russia even if the right holder did not authorize sales in Russia, as long as sales are authorized by the right holder in other countries). This move is part of the package of measures aimed at countering sanctions and exodus of companies from Russia, but it may potentially result in reduction of level of protection of intellectual property in Russia generally.

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

On July 2, 2021, the President of the Russian Federation signed the Federal Law N 347-FZ on Amendments to the Federal Law on Advertising, providing the creation of a unified system for recording online advertising. Thus, from September 1, 2022 onwards all advertisers, advertising distributors and advertising system operators who place advertisements on the Internet aimed at attracting the attention of advertising consumers located in the Russian Federation and who meet the criteria defined by the Russian Government must provide information on such advertisements to Roskomnadzor, which will automate the collection, processing, recording, storage and access to information on online advertising.

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

In 2022, the Russian authorities allowed so-called ‘parallel import’ of a number of goods (this means that goods can be imported to Russia even if the right holder did not authorize sales in Russia, as long as sales are authorized by the right holder in other countries). This move is part of the package of measures aimed at countering sanctions and exodus of companies from Russia, but it may potentially result in reduction of level of protection of intellectual property in Russia generally.

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

The consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the data subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any biometrics; (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects (e.g. under Russian law, the United States is one of such states); and (iv) the certain types processing of an employee’s personal data, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In case a data subject refuses to grant consent, data operators shall clarify them legal consequences of refusal to grant such consent. Consent has to be specific, informed and conscious, and the amendments to the Personal Data Law adopted in 2022 also require consent to be unambiguous and detailed. This may restrict going forward the use of previously acceptable practices (e.g. opt-out consents for certain types of data).

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

The Personal Data Law requires data operators to have privacy policies and the 2022 amendments to the Personal Data Law impose more detailed requirements in respect of contents of such policies. For example, under these amendments, each processing purposes shall separately list out the categories of personal data processed and the period of data storage and retention.

According to the Personal Data Law, personal data operators are required to conduct certain types of processing (“restricted processing actions”) of personal data of Russian citizens (when gathering such personal data) with the use of Russian databases (this obligation is referred to the “Russian data localization rules”). These types of such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. The Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. These data may be transferred abroad by way of cross-border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below). Under the 2022 amendments to the Personal Data Law, data operators are expressly obliged to ensure that data processors they engage comply with these Russian data localization rules.

Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is allowed (subject to the rules on consent to processing in general described above) to countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by Roskomnadzor Under the 2022 amendments to the Personal Data Law, data operators are expressly obliged to ensure that data processors they engage comply with these Russian data localization rules.. If a country to which the transfer is made is not an adequate jurisdiction (such as the United States), cross-border transfer is only permitted either subject to a written consent of the data subject specifying the relevant country, or for certain specific purposes, such as the carrying out of an agreement with the data subject (e.g. a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.

Moreover, the amendments to the Personal Data Law adopted in 2022 require data operators engaging into cross-border transfer to, by March 2023, submit prior notification to Roskomnadzor for cross-border transfers. The notification will have to include specific details, such as on the data controller, legal basis for processing and transfer, categories of data subjects, a list of jurisdictions to which the data will be transferred to and a risk assessment on the relevant jurisdiction(s) and recipient(s) from a data security and confidentiality perspective. Roskomnadzor may within 10 business days of receipt of the notification, restrict or prohibit the relevant cross-border transfer, including for state security purposes. The data operator is only allowed to transfer data cross-border upon filing of the notification (and before the approval of Roskomnadzor is obtained) to so-called adequate jurisdictions or to other jurisdictions, but, in the latter case, only if this is necessary to protect vital interests of the data subject or third parties.

Failure to comply with data processing requirements, including the localization requirement or rules in respect of use of certified equipment, may have various types of adverse consequences and may lead to civil and administrative liability and, in extreme cases, criminal liability may follow for individuals. Such liability may take the form of fines, or, in extreme cases, suspension of activities up to 90 days and/or blocking of our resources (e.g. websites) for access from the territory of Russia. The size of fines for violations of the Russian data privacy rules is being constantly increased by the Russian legislature. Currently, the maximum fine for violation of Russian data localization requirements is RUB 18 million (equivalent to approximately U.S.$ 250,000 as of February 2023). Furthermore, Russian authorities has recently introduced a set of revenue-based fines (e.g. of up to 20% of annual revenue which may be calculated at a group level) for violation of rules in respect of content monitoring and has stated applying these fines against global companies which refuse or fail to block or restrict access to certain data following the notification from Roskomnadzor or other authorities (e.g. the Ministry of Interior) entitled to request the blocking.

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

The Law on Information also sets forth certain content moderation rules. This law provides for an obligation of online businesses to adopt notice-and-take-down approach and delete (block) information which, under Russian law, is considered illicit immediately upon notice from the authorities and requires certain businesses (e.g. audiovisual services owners and social networks with more than 500,000 daily users) to review and proactively delete illicit content. In December 2021, Russian courts issued major fines (up to circa $100 million) against several global companies for failure to comply with these rules.

There have been recent discussions as regards the risk of blocking of Internet in Russia from inside or from the outside of Russia. If this risk materializes, our services may be temporarily or fully unavailable in Russia.

Antimonopoly Regulation

The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of for market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and no affiliation can be preserved between the new entities established as result of such a mandatory reorganization. In December 2019, the FAS determined that our subsidiary, Headhunter LLC, together with our competitors SuperJob and RDV-Soft, are currently occupying dominant positions in the market of internet-based services related to ensuring information coordination between employees, employers and staffing agencies in Russia, and that Headhunter LLC’s actions prohibited the use of third-party software that led to the restriction of competition on adjacent product markets (app stores). See also Item 3. Key Information “Risk Factors—Risks Relating to the Russian Federation and Other Markets in Which We Operate—The FAS’s determination that we hold a dominant position in the market where we operate, together with SuperJob and RDV-Soft (a company that operates the Rabota.ru recruiting website), and that we abused this dominant position through restricting access to our CV database for Stafori LLC’s “Robot Vera” software may adversely affect our business, financial condition and results of operations.”

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

C. Organizational Structure

Please refer to Note 28 to our consolidated financial statements included elsewhere in this Annual Report for a listing of the company’s consolidated subsidiaries, including name, country of incorporation and proportion of ownership interest.

D. Property, Plant and Equipment

The principal executive office of our key operating subsidiary is located at 9/10 Godovikova Street, Moscow, 129085, Russia. We also lease operating office space in Yaroslavl, Saint Petersburg, Voronezh, Nizhny Novgorod, Krasnodar, Sochi, Kazan, Ekaterinburg, Novosibirsk and Vladivostok, Russia; Minsk, Belarus and Almaty, Kazakhstan. Our additions to property and equipment and intangible assets in the year ended December 31, 2022 were ₽444 million (please refer to Notes 15 and 16 to our consolidated financial statements included elsewhere in the Annual Report for more information).

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

Overview

We are the leading online recruitment platform in Russia and the CIS region and focus on connecting job seekers with employers. We offer potential employers and recruiters paid access to our extensive CV database and job postings platform. We also provide job seekers and employers with a value added services portfolio centered around their recruitment needs. Our brand and the strength of our platform allow us to generate significant traffic, over 95% of which was free for us as of December 2022, according to our internal data, and we were the second most visited job and employment website globally as of January 1, 2023, according to the latest available data from SimilarWeb. Our CV database contained 48.2 million, 54.5 million and 65.0 million total CVs as of December 31, 2020, 2021 and 2022, respectively, and our platform hosted a daily average of approximately 608,000, 933,000 and 869,000 job postings in the years ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, our platform averaged 22.5 million, 28.5 million and 27.6 million unique visitors per month, respectively, according to LiveInternet.

Our user base consists primarily of job seekers who use our products and services to discover new career opportunities. The majority of the services we provide to job seekers are free. Our customer base consists primarily of businesses using our CV database and job posting service to fill vacancies inside their organizations.

We were founded in 2000 and have successfully established a strong, trusted brand and the leading market position, which have enabled us to achieve significant growth in recent years. We had approximately 351,000, 515,000 and 482,000 paying customers on our platform for the years ended December 31, 2020, 2021 and 2022, respectively. We have a highly diversified customer base, representing the majority of the industries active in the Russian economy.

Our total revenue was ₽8,282 million, ₽15,968 million and ₽18,085 million in the years ended December 31, 2020, 2021 and 2022, respectively. During the same periods, our net income was ₽1,886 million, ₽5,493 million and ₽3,691 million, respectively. In addition to our growth, we have consistently maintained strong profitability.

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

At the date of this Annual Report, our management believes that our ability to conduct business has not been inhibited by the sanctions that were recently introduced. We have a strong balance sheet, with a significant cash balance and a Net Cash/ Adjusted EBITDA ratio. Our subscription-based business model is highly cash generative. We have net cash position as of December 31, 2022, which allow us to repay a ₽4 billion bond at the end of 2023. Our subsidiary’s loan with VTB Bank is due in more than 12 months and matures in 2025. All of these factors allow us to maintain our cash position and preserve financial flexibility even in the case of a protracted economic downturn.

On February 28, 2022, Nasdaq suspended trading of our ADSs and, on March 16, 2023, we received a Delisting Notice from the Nasdaq Staff notifying us that, in reliance on Nasdaq’s discretionary authority under Rule 5101, the Staff has determined to delist the Company’s ADSs from Nasdaq. We have requested a hearing before a Nasdaq Hearings Panel to appeal the Delisting Notice, which will stay the delisting of our securities pending the conclusion of the hearing process. Consequently, our ADSs will remain listed on Nasdaq at least until the Panel renders a decision following the hearing. There can be no assurance that the Panel’s decision will grant our request for continued listing on Nasdaq and there can be no assurance that we will be able to maintain compliance with any other listing requirements.

The Group’s current corporate structure, coupled with the current restrictions imposed by international and Russian law, prevents dividend payments to shareholders.

The key barrier preventing dividend payments at the moment is that the Group’s holding company, HeadHunter Group PLC, is registered in the Republic of Cyprus, which is deemed an “unfriendly” country by Russian Government Decree No. 430-r dated March 5, 2022, and the payment of dividends to such “unfriendly” persons is restricted.

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

The following table sets forth our key operating performance indicators as of the dates (number of CVs and number of visible CVs) or for the periods indicated (number of paying customers, ARPC, daily average number of job postings and average UMVs):

	As of and for the year ended December 31,
	2020	2021	2022
Number of paying customers
Russia operating segments(2)
Key Accounts, total	11,801	13,640	14,083
Moscow and St. Petersburg	5,514	6,206	6,315
Other regions of Russia	6,287	7,434	7,768
Small and Medium Accounts, total	314,845	469,866	433,246
Moscow and St. Petersburg	129,599	172,669	158,409
Other regions of Russia	185,246	297,197	274,837
Foreign customers of Russia segment	1,579	2,782	2,111
Russia segment, total	328,225	486,288	449,440
Other segments, total	22,334	29,189	32,696
Total number of paying customers	350,559	515,477	482,136
ARPC (in RUB)(1)
Russia operating segments(2)
Key Accounts, total	251,807	387,872	450,497
Moscow and St. Petersburg	391,050	623,342	726,232
Other regions of Russia	129,684	191,299	226,337
Small and Medium Accounts, total	13,822	18,979	22,398
Moscow and St. Petersburg	19,494	28,272	33,072
Other regions of Russia	9,854	13,579	16,246
Other segments, total	24,977	39,686	41,106
Job postings (in thousands)	608	933	869
Average UMVs (in millions)	22.5	28.5	27.6
Number of CVs (in millions)	48.2	54.5	65.0
Number of visible CVs (in millions)	37.5	41.1	43.4
(1)	ARPC is calculated by dividing revenue by the number of paying customers, respectively, for the period.

(2)	The key operating performance indicators of Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

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

Key Financial Performance Indicators

Revenue by customer type

The following table sets forth the revenue from our customers broken down by region for the periods indicated.

	For the year ended December 31,
	2020	2021	2022

	(in thousands of RUB)
Key Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	2,156,248	3,868,460	4,586,157
Other regions of Russia	815,323	1,422,118	1,758,189
Sub‑total	2,971,571	5,290,578	6,344,346
Small and Medium Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	2,526,381	4,881,678	5,238,903
Other regions of Russia	1,825,497	4,035,679	4,465,133
Sub‑total	4,351,878	8,917,357	9,704,036
Other customers in Russia	342,993	506,436	612,436
Foreign customers of Russia	57,822	95,272	80,335
Russia, total	7,724,264	14,809,643	16,741,153
Other segments, total	557,843	1,158,390	1,344,011
Total Revenue	8,282,107	15,968,033	18,085,164
(1)	The revenue from Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

We generated 93.3%, 92.7% and 92.6% of our total revenue from our Russia operating segments (“Russia (hh.ru)” and “Russia (Zarplata.ru)”) for the years ended December 31, 2020, 2021 and 2022, respectively. In these segments, we generated 38.5%, 35.7% and 37.9% of total segment revenue for the years ended December 31, 2020, 2021 and 2022, respectively, from our Key Accounts and 56.3%, 60.2% and 58.0% of total segments revenue from Small and Medium Accounts for the same periods. Our Key Accounts are characterized by high customer retention rates, with 88% of customers who purchased our services in the year ended December 31, 2021 also purchasing our services in the year ended December 31, 2022, compared to 90% of customers who purchased our services in the year ended December 31, 2020 also purchasing our services in the year ended December 31, 2021. The number of our Small and Medium Accounts have historically grown faster than the number of our Key Accounts, as smaller businesses are increasingly discovering the efficiency and cost advantages of online recruiting and moving from offline forms of advertisements to online advertisements, assisted by our brand awareness campaigns. For the years ended December 31, 2021 and December 31, 2022, this trend was muted by the COVID-19 pandemic and current geopolitical events. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, resulting in substantial contract liabilities on our balance sheet.

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

	For the year ended December 31,
	2020	2021	2022
Key Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	26.0%	24.2%	25.4%
Other regions of Russia	9.8%	8.9%	9.7%
Sub‑total	35.9%	33.1%	35.1%
Small and Medium Accounts in Russia
Russia operating segments(1)
Moscow and St. Petersburg	30.5%	30.6%	29.0%
Other regions of Russia	22.0%	25.2%	24.7%
Sub‑total	52.5%	55.8%	53.7%
Other customers	4.1%	3.2%	3.4%
Foreign customers of Russia	0.7%	0.6%	0.4%
Russia, total	93.3%	92.7%	92.6%
Other segments, total	6.7%	7.3%	7.4%
Total	100.0%	100.0%	100.0%
(1)	The revenue from Russia operating segments related to contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments.

Russia Operating Segments

Key Accounts Revenue. Key Accounts in Russia accounted for 35.1% of our total revenue for the year ended December 31, 2022. Key Accounts tend to purchase higher volumes of services and more frequently use our additional value added services, such as ad displays and company-style branded pages than Small and Medium Accounts. Over the last years, prior to current geopolitical events, the number of our Key Accounts has grown at a slower pace than Small and Medium Accounts, and we have been increasing our ARPC in this group through focus on monetization improvements. On August 1, 2020, we introduced limits on the number of job seeker contact views for our new CV database subscriptions. For example, our annual access to the “All Russia” geographic segment of the CV database is now limited to 9,000 job seeker contact views. A limit depends on durations of a subscription, and the longer the duration, the higher the limit. After reaching a limit included in a subscription, a customer would need to purchase an extension (“top-up”) to view more job seeker contacts. An extension may be purchased together with the subscription depending on estimated usage. A “contact view” is an event where a customer un-hides the contact details of a job seeker on a CV. A customer may read through other sections of a CV, such as experience or education, before un-hiding a job seeker’s contact details.

Revenue in our Key Accounts segment increased by 19.9% for the year ended December 31, 2022 compared to the year ended December 31, 2021, as a result of a 16.1% increase in the ARPC and a 3.2% increase in the number of paying customers. Prior to the conflict in Ukraine on February 23, 2022, our revenue from Key Accounts demonstrated significant growth, as the ARPC and the number of paying customers increased driven by monetization improvements and high demand for candidates. The increase in the APRC due to pricing initiatives was the major revenue growth contributor throughout 2022, however, in the second and third quarters of 2022, this factor was significantly offset by the decrease in average consumption by our Key Accounts as a result of uncertainty over future economic development. In the fourth quarter of 2022, the negative impact of this factor was noticeably lower, resulting in some recovery of year-on-year revenue growth. Within Key Accounts, we derived 25.4% and 9.7% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2022.

We believe that we will be able to grow our revenue from our Key Accounts by enhancing monetization of existing customers as well as by increasing the number of customers in this segment, particularly in the other regions of Russia, coupled with increasing the number of Key Accounts who purchase our value added services, such as display advertisements and branded employer pages. See Item 4. “Information on the Company, B. Business Overview-Our Services-Human Resource Value Added Services” for additional information on our value added services.

Small and Medium Accounts Revenue. Small and Medium Accounts in Russia accounted for 53.7% of our total revenue for the year ended December 31, 2022. Revenue in our Small and Medium Accounts segment increased by 8.8% in the year ended December 31, 2022 compared to the year ended December 31, 2021, driven by the increase in ARPC by 18.0%, which was partly offset by the decrease in the number of customers by 7.8%. Prior to the conflict in Ukraine on February 23, 2022, our revenue from Small and Medium Accounts demonstrated significant growth, as the ARPC and the number of paying customers increased driven by monetization improvements and high demand for candidates. The increase in the APRC due to pricing initiatives was the major revenue growth contributor throughout 2022, however, after February 23, 2022 this factor was significantly offset by the decrease in the number of paying customers in our Small and Medium Accounts segment on the back of economic uncertainty. Within Small and Medium Accounts, we derived 29.0% and 24.7% of our total revenue from Moscow and St. Petersburg and other regions of Russia, respectively, for the year ended December 31, 2022.

The geopolitical events adversely impacted our Small and Medium Accounts more than our Key Accounts. As our Small and Medium Accounts purchase fewer long-term subscription products, revenue generated from these accounts is more directly related to usage and they were more impacted during times of reduced business activity.

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

Other Customers Revenue. Other customers revenue is comprised of revenue from recruiters and ad agencies who purchase access to our CV database and advertising products, and job seekers who purchase a premium service such as CV highlight, which places their CV at the top of a search in our CV database. Other customers revenue accounted for 3.4% of our total revenue for the year ended December 31, 2022.

Other Operating Segments

We generated 7.4% and 7.3% of our total revenue from our other operating segments for the year ended December 31, 2022 and December 31, 2021, respectively. Total revenue in Other segments increased by 16.0% in the year ended December 31, 2022 compared to the year ended December 31, 2021, driven mostly by (i) the acquisition of new clients by Skillaz in 2022 as well as low base effect of Skillaz’ financial results for 2021 due to its consolidation from March 31, 2021 and (ii) increased business activities in Kazakhstan, which was partly offset by decreased business activities in Belarus.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. The following table sets forth our operating expenses as a percentage of our revenue for the periods indicated.

	For the year ended December 31,
	2020	2021	2022
Personnel expenses	31.2%	26.2%	31.8%
Marketing expenses	13.3%	13.2%	13.3%
Other general and administrative expenses
Subcontractor and other costs related to provision of services	2.4%	2.7%	2.7%
Office rent and maintenance	2.1%	1.9%	2.0%
Professional services	4.1%	2.9%	3.0%
Insurance services	2.2%	1.1%	0.7%
Hosting and other website maintenance	0.6%	0.5%	0.6%
Other operating expenses	0.9%	1.2%	1.0%
Total other general and administrative expenses	12.1%	10.3%	10.1%
Operating costs and expenses (exclusive of depreciation and amortization)	56.6%	49.7%	55.2%

Personnel Expenses

Our personnel expenses consist primarily of salaries and benefits to our development staff, who represent 20.9% of our total number of employees, and salaries and benefits of our sales team, who represent 26.5% of our total number of employees as of December 31, 2022. In addition to a fixed base salary, which the majority of our staff receive, our sales staff derive a substantial portion of their salary from commissions based on performance. For all periods presented, the majority of the compensation paid to our sales personnel was performance based.

We anticipate that our personnel expenses will continue to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

	For the year ended December 31,
	2020	2021	2022

	(in thousands of RUB)
Personnel expenses*
Sales	(453,109)	(730,433)	(746,868)
Marketing	(124,295)	(182,434)	(229,040)
Production	(152,119)	(258,551)	(329,433)
Development	(492,457)	(756,480)	(1,283,206)
Product	(148,667)	(271,171)	(384,122)
Administrative	(277,714)	(397,916)	(505,031)
Senior management	(138,951)	(214,186)	(196,126)
Board of directors	(30,099)	(30,460)	(23,130)
Subtotal	(1,817,411)	(2,841,631)	(3,696,956)
Tax and social	(483,986)	(766,685)	(1,012,321)
Capitalized R&D	12,443	16,860	—
Total	(2,288,954)	(3,591,456)	(4,709,277)

*

Adjusted for the equity-settled awards, including social taxes, IPO-related costs, SPO related costs, transaction costs related to business combinations, integration costs and other financing and transactional costs.

Our personnel expenses comprised 31.2%, 26.2% and 31.8% as a percentage of revenue for the years ended December 31, 2020, 2021 and 2022, respectively.

Our personnel expenses, excluding equity-settled awards and related social taxes, and personnel expenses which form part of our IPO-related costs, SPO-related costs, transaction costs related to business combinations, integration costs and other financing and transactional costs comprised 27.6%, 22.5% and 26.0% as a percentage of revenue for the years ended December 31, 2020, 2021 and 2022, respectively.

Please see “Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” elsewhere in this Annual Report.

Marketing Expenses

We continue investing in our brand awareness in Russia with robust online, outdoor and TV advertising campaigns. Our total marketing expenses for the years ended December 31, 2020, 2021 and 2022 were ₽1,105 million, ₽2,113 million and ₽2,411 million, respectively.

Marketing expenses vary from city to city, depending on local competition, our strategic objectives in each market and the marketing channels we use to support our growth and promote our brand. We plan to continue investing in marketing activities, including offline channels, to strengthen our brand recognition and grow our job seeker and customer base.

As a result of our strategy to expand our business operations and create greater brand awareness, we expect that our marketing expenses will continue to increase in absolute terms as we invest in marketing in new and existing geographic areas. If we can leverage our strong brand and utilize the scalability of our business model, our marketing expenses may decrease as a percentage of our revenue. Our marketing expenses comprised 13.3%, 13.2% and 13.3% as a percentage of revenue for the years ended December 31, 2020, 2021 and 2022, respectively. As a result of our continuous investment, we believe our brand remains an undisputed leader in top-of-mind awareness in Russia among other online recruitment portals, according to measurements performed by professional firms engaged by us.

Other general and administrative expenses

Our other general and administrative expenses consist primarily of professional services, insurance costs and short-term office rent and maintenance costs. Our general and administrative expenses comprised 12.1%, 10.3% and 10.1% as a percentage of revenue for the years ended December 31, 2020, 2021 and 2022, respectively.

Non-IFRS Measures and Other Financial Information

	For the year ended December 31,
	2020	2021	2022

	(in thousands of RUB, except percentages)
EBITDA(1)	3,672,371	8,384,868	7,001,138
EBITDA Margin(2)	44.3%	52.5%	38.7%
Adjusted EBITDA(3)	4,103,715	8,652,564	9,162,426
Adjusted EBITDA Margin(4)	49.5%	54.2%	50.7%
Adjusted Net Income(5)	2,683,097	6,005,210	6,010,675
Adjusted Net Income Margin(6)	32.4%	37.6%	33.2%
(1)	We define EBITDA as net income/(loss) plus: (i) income tax expense; (ii) net interest costs; and (iii) depreciation and amortization.
(2)	We define EBITDA Margin as EBITDA divided by revenue.

(3)	We define Adjusted EBITDA as net income/(loss), plus: (i) income tax expense; (ii) net interest costs; (iii) depreciation and amortization; (iv) expenses related to equity-settled awards, including related social taxes; (v) initial public offering (“IPO”) related costs; (vi) secondary public offering (“SPO”) related costs; (vii) transaction costs related to business combinations; (viii) insurance expenses related to IPO; (ix) one-off litigation settlement and related costs; (xi) income from the depositary; (xi) net foreign exchange (gain)/loss; (xii) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (xiii) (gain)/loss on financial assets measured at fair value through profit and loss; (xiv) share of (profit)/loss of equity-accounted investees; (xv) integration costs; (xvi) other financing and transactional costs; (xvii) goodwill impairment; (xviii) impairment of equity-accounted investees; (xix) movement in tax provisions and related indemnities recognized upon business combinations.
(4)	We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.
(5)	We define Adjusted Net Income as net income/(loss), plus: (i) expenses related to equity-settled awards, including related social taxes; (ii) initial public offering (“IPO”) related costs; (iii) SPO-related costs; (iv) transaction costs related to business combinations; (v) insurance expenses related to IPO; (vi) one-off litigation settlement and related costs; (vii) income from the depositary; (viii) net foreign exchange (gain)/loss; (ix) (gain)/loss on remeasurement of previously held interest in equity-accounted investees; (x) (gain)/loss on financial assets measured at fair value through profit and loss; (xi) share of (profit)/loss of equity-accounted investees; (xii) integration costs; (xiii) other financing and transactional costs; (xiv) goodwill impairment; (xv) impairment of equity-accounted investees; (xvi) movement in tax provisions and related indemnities recognized upon business combinations; (xvii) amortization of intangible assets recognized upon the acquisition of our predecessor; (xviii) tax effect on adjustments.
(6)	We define Adjusted Net Income Margin as Adjusted Net Income divided by revenue.

	As of December 31,
	2020	2021	2022

	(in thousands of RUB, except ratios)
Net Working Capital(7)	(3,849,012)	(6,127,547)	(7,414,659)
Total Debt	8,276,426	8,037,654	7,572,146
Net Debt/(Cash)(8)	4,908,816	1,214,426	(1,776,545)
Net Debt/(Cash) to Adjusted EBITDA Ratio(9)	1.2x	0.1x	(0.2)x
(7)	We define Net Working Capital as our trade and other receivables plus prepaid expenses and other current assets, less our contract liabilities, trade and other payables and other liabilities, in all cases, a current portion of a specific asset or liability.
(8)	We define Net Debt/(Cash) as current portion of our loans and borrowings, plus our loans and borrowings, less our cash and cash equivalents and short-term investments.
(9)	We define Net Debt/(Cash) to Adjusted EBITDA Ratio as Net Debt divided by Adjusted EBITDA.

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

EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin or Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,
●	EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and
●	the fact that other companies in our industry may calculate EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to EBITDA and Adjusted EBITDA.

	For the year ended December 31,
	2020	2021	2022

	(in thousands of RUB)
Net income	1,885,825	5,492,771	3,691,494
Add the effect of:
Income tax expense	685,772	1,374,834	1,544,501
Net interest expense	350,216	450,979	579,398
Depreciation and amortization	750,558	1,066,284	1,185,745
EBITDA	3,672,371	8,384,868	7,001,138
Add the effect of:
Equity‑settled awards and related social taxes(a)	249,286	486,601	932,975
Insurance expenses related to the IPO(b)	54,772	—	—
SPO‑related costs(c)	151,087	120,961	—
Transaction costs related to business combinations(d)	51,665	23,083	—
Income from the depositary (e)	(41,617)	(58,226)	(67,970)
Net foreign exchange loss/(gain) (f)	(83,030)	(1,424)	302,862
Gain on remeasurement of previously held interests in equity-accounted investees (g)	—	(223,308)	—
Gain on financial asset measured at fair value through profit or loss(h)	—	(34,508)	—
Share of loss of equity‑accounted investees(i)	49,181	17,925	55,563
Integration costs (j)	—	—	104,584
Other financing and transactional costs(k)	—	28,044	96,785
Goodwill impairment (l)	—	—	657,032
Impairment of equity-accounted investees (m)	—	—	218,126
Movement in tax provisions and related indemnities recognized upon business combinations(n)	—	(91,452)	(138,669)
Adjusted EBITDA	4,103,715	8,652,564	9,162,426
(a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 21(a) and 30(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.

(b)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
(c)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(d)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
(e)	Represents contributions we receive from the sole depositary of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(f)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(g)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(h)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(i)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(j)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(k)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(l)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(m)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(n)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽202 million of tax risks (other than income tax) due to their expiration and ₽64 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽139 million in 2022.

We have provided a reconciliation below of net income, the most directly comparable IFRS measure, to Adjusted Net Income.

	For the year ended December 31,
	2020	2021	2022

	(in thousands of RUB)
Net income	1,885,825	5,492,771	3,691,494
Add the effect of:
Equity‑settled awards and related social taxes(a)	249,286	486,601	932,975
Insurance expenses related to the IPO(b)	54,772	—	—
SPO‑related costs(c)	151,087	120,961	—
Transaction costs related to business combinations(d)	51,665	23,083	—
Income from the depositary(e)	(41,617)	(58,226)	(67,970)
Net foreign exchange loss/(gain) (f)	(83,030)	(1,424)	302,862
Gain on remeasurement of previously held interests in equity-accounted investees(g)	—	(223,308)	—
Gain on financial asset measured at fair value through profit or loss(h)	(150)	(34,508)	—
Share of loss of equity‑accounted investees(i)	49,181	17,925	55,563
Integration costs(j)	—	—	104,584
Other financing and transactional costs(k)	—	28,044	96,785
Goodwill impairment(l)	—	—	657,032
Impairment of equity-accounted investees(m)	—	—	218,126
Movement in tax provisions and related indemnities recognized upon business combinations(n)	—	(135,546)	(185,813)
Amortization of intangible assets recognized upon the Acquisition(o)	415,787	415,787	415,787
Tax effect of adjustments(p)	(49,709)	(126,950)	(210,750)
Adjusted Net Income	2,683,097	6,005,210	6,010,675
(a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 21(a) and 30(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.
(b)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
(c)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.
(d)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
(e)	Represents contributions we receive from the sole depository of our ADRs in accordance with the Deposit Agreement, which are not indicative of our underlying business performance.
(f)	Represents foreign exchange gain or loss, which are not indicative of our underlying business performance as they are not part of our operating activities.
(g)	Represents gain or loss from remeasurement of previously held interests in equity-accounted investees, which is not indicative of our underlying business performance. Specifically, we recognized ₽223 million gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.
(h)	Represents gain or loss on financial assets measured at fair value through profit or loss, which is not indicative of our underlying business performance. Specifically, in 2021 we recognized ₽35 million gain from change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz.
(i)	Represents share of profit or loss of equity-accounted investees which is not indicative of our underlying business performance.
(j)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.
(k)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.

(l)	Represents goodwill impairment charge recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(m)	Represents loss from impairment of equity-accounted investees as a result of change in the market conditions, which was reflected in the discounted cash flow models.
(n)	Represents gain or loss generated from movements in provisions for historical tax risks and related indemnities recognized upon business combinations, which are not indicative of our underlying business performance. Specifically, we have written-off ₽202 million of tax risks (other than income tax) due to their expiration and ₽64 million related indemnity recognized upon the acquisition of Zarplata.ru, resulting in net other income of ₽139 million in 2022. In addition, we have written-off provision for uncertain income tax position recognized upon the acquisition of Zarplata.ru of ₽47 million in 2022.
(o)	As a result of the acquisition of 100% ownership interest in HeadHunter FSU Limited (see “Presentation of Financial and Other Information” for more information about the Acquisition), a predecessor entity of the Group, in 2016 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₽2,064,035 thousand and (iii) CV database in the amount of ₽618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively. We believe that acquisition of our predecessor entity does not relate to operating activities of the Group as it relates to initial private equity investment in the Group prior to IPO.
(p)	Represents income tax on taxable or deductible adjustments presented above.

Reconciliation of operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure, to Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization):

	For the year ended December 31, 2020
			Other general and
	Personnel	Marketing	administrative
	expenses	expenses	expenses	Total

	(in thousands of RUB)
Operating costs and expenses (exclusive of depreciation and amortization)	(2,579,958)	(1,105,247)	(1,006,095)	(4,691,300)
Add the effect of:
Equity‑settled awards, including social taxes(a)	249,286	—	—	249,286
Insurance cover related to IPO(b)	—	—	54,772	54,772
SPO-related costs(c)	38,677	—	112,410	151,087
Transaction costs related to business combinations(d)	3,042	—	48,623	51,665
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(2,288,954)	(1,105,247)	(790,290)	(4,184,490)

	For the year ended December 31, 2021
			Other general and
	Personnel	Marketing	administrative
	expenses	expenses	expenses	Total

	(in thousands of RUB)
Operating costs and expenses (exclusive of depreciation and amortization)	(4,183,569)	(2,113,439)	(1,652,207)	(7,949,215)
Add the effect of:
Equity‑settled awards, including social taxes(a)	486,601	—	—	486,601
SPO-related costs (c)	55,939	—	65,022	120,961
Transaction costs related to business combinations(d)	21,530	—	1,553	23,083
Other financing and transactional costs(e)	28,044	—	—	28,044
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(3,591,455)	(2,113,439)	(1,585,632)	(7,290,526)

	For the year ended December 31, 2022
			Other general and
	Personnel	Marketing	administrative
	expenses	expenses	expenses	Total

	(in thousands of RUB)
Operating costs and expenses (exclusive of depreciation and amortization)	(5,746,836)	(2,410,716)	(1,819,900)	(9,977,452)
Add the effect of:
Equity‑settled awards, including social taxes(a)	932,975	—	—	932,975
Integration costs(f)	104,584	—	—	104,584
Other financing and transactional costs(e)	—	—	96,785	96,785
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(4,709,277)	(2,410,716)	(1,723,115)	(8,843,108)
(a)	Represents non-cash expenses related to equity-settled awards issued in accordance with the long-term incentive plans (“LTIPs”), and as part of remuneration of Board members, as disclosed in Notes 21(a) and 30(b) to our consolidated financial statements included elsewhere in this Annual Report, and related social taxes.
(b)	Represents insurance expenses incurred in connection with our IPO, which are not indicative of our underlying business performance. Specifically, in connection with our IPO in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term.
(c)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with our secondary public offerings, which are not indicative of our underlying business performance.

(d)	Represents legal, accounting, and other professional fees, as well as personnel expenses incurred in connection with business combinations, which are not indicative of our underlying business performance. Specifically, our transaction costs in the years 2020 and 2021 related mostly to acquisition of Zarplata.ru and Skillaz.
(e)	Represents costs incurred in connection with potential financing and strategic transactions that are not indicative of our underlying business performance.
(f)	Represents personnel expenses incurred in connection with the technical integration of Zarplata.ru with hh.ru back-end infrastructure, which are not indicative of our ongoing performance.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

	As of December 31,
	2020	2021	2022

	(in thousands of RUB)
Calculation of Net Working Capital:
Trade and other receivables	69,120	154,602	134,470
Prepaid expenses and other current assets	179,118	234,514	161,201
Contract liabilities	(2,785,402)	(4,560,634)	(5,555,185)
Trade and other payables	(1,273,089)	(1,816,113)	(2,043,005)
Other current liabilities	(38,759)	(139,916)	(112,140)
Net Working Capital	(3,849,012)	(6,127,547)	(7,414,659)

We believe that Net Debt/(Cash) and Net Debt/(Cash) to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt/(Cash) is presented in the table below:

	As of December 31,
	2020	2021	2022

	(in thousands of RUB)
Calculation of Net Debt/(Cash):
Loans and borrowings	7,791,326	7,338,876	3,010,642
Loans and borrowings (current portion)	485,100	698,778	4,561,504
Cash and cash equivalents	(3,367,610)	(6,523,228)	(9,348,691)
Short-term investments	—	(300,000)	—
Net Debt/(Cash)	4,908,816	1,214,426	(1,776,545)

A.	Operating Results

For a discussion of our results of operations for the year ended December 31, 2020, including a year-to-year comparison between 2021 and 2020, and a discussion of our liquidity and capital resources for the year ended December 31, 2020, refer to Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

	For the year ended December 31,
	2021	2022

	(in thousands of RUB)
Revenue	15,968,033	18,085,164
Operating costs and expenses (exclusive of depreciation and amortization)	(7,949,215)	(9,977,452)
Depreciation and amortization	(1,066,284)	(1,185,745)
Finance income	243,108	215,963
Finance costs	(659,579)	(795,361)
Changes in put liability to non-controlling participants in subsidiary	(32,467)	(97,668)
Net foreign exchange gain/(loss)	1,424	(302,862)
Gain on remeasurement of previously held interest in equity accounted investees	223,308	–
Goodwill impairment	—	(657,032)
Impairment of equity-accounted investees	–	(218,126)
Share of loss of equity-accounted investees (net of income tax)	(17,925)	(55,563)
Other income	157,202	224,677
Profit before income tax	6,867,605	5,235,995
Income tax expense	(1,374,834)	(1,544,501)
Net income	5,492,771	3,691,494

Revenue

Our revenue was ₽18,085 million for the year ended December 31, 2022 compared to ₽15,968 million for the year ended December 31, 2021. Revenue for the year ended December 31, 2022 increased by ₽2,117 million, or 13.3%, compared to the year ended December 31, 2021, primarily due to an increase in revenue in Russia operating segments.

Russia segments revenue. Revenue in our Russia segments (comprising “Russia (hh.ru)” and “Russia (Zarplata.ru)” segments) was ₽16,741 million for the year ended December 31, 2022 compared to ₽14,810 million for the year ended December 31, 2021. Revenue in our Russia operating segments increased by ₽1,931 million, or 13.0%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Prior to the conflict in Ukraine on February 23, 2022, our revenue demonstrated significant growth, as the ARPC and the number of paying customers increased across all customer segments driven by monetization improvements and high demand for candidates. The increase in the APRC due to pricing initiatives was the major revenue growth contributor throughout 2022, however, in the second and the third quarter of 2022, this factor was significantly offset by the decrease in the number of paying customers in our Small and Medium Accounts segment and the decrease in average consumption by our Key Accounts as a result of uncertainty over future economic development. In the fourth quarter of 2022, the negative impact of these factors was noticeably lower, resulting in some recovery of year-on-year revenue growth.

Other segments revenue. Our revenue in our other segments was ₽1,344 million for the year ended December 31, 2022 compared to ₽1,158 million for the year ended December 31, 2021. Revenue increased by ₽186 million, or 16.02%, compared to the year ended December 31, 2021, primarily in our “Skillaz” operating segment, as a result of acquisition of new customers in 2022 and a low base effect of financial results for 2021 due to consolidation of Skillaz from March 31, 2021.

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽9,977 million for the year ended December 31, 2022 compared to ₽7,949 million for the year ended December 31, 2021. Operating costs and expenses (exclusive of depreciation and amortization) for the year ended December 31, 2022 increased by ₽2,028 million, or 25.5%, compared to the year ended December 31, 2021. The main factors that contributed to such increases were an increase of personnel expenses of ₽1,563 and an increase of marketing expenses of ₽297 million.

Our personnel expenses for the year ended December 31, 2022 increased by ₽1,563 million as a result of: (i) an increase in share-based compensation expense arising from the 2021 RSU Plan; (ii) an increase in headcount by 112 people, primarily in our development and sales teams; (iii) indexation of wages as well as additional bonuses for our development team due to the shifting of R&D equity-awards vesting on the back of continued trading halt.

Our marketing expenses for the year ended December 31, 2022 increased by ₽297 million primarily due to an increase in marketing expense in our “Russia (hh.ru)” segment across various channels. However, our marketing expenses as a percentage of revenue were relatively flat for the year ended December 31, 2022 in comparison to the year ended December 31, 2021.

Our other general and administrative expenses as a percentage of revenue were relatively flat for the year ended December 31, 2022 in comparison to the year ended December 31, 2021.

Depreciation and amortization

Depreciation and amortization were ₽1,186 million for the year ended December 31, 2022 compared to ₽1,066 million for the year ended December 31, 2021. Depreciation and amortization increased by ₽120 million, or 11.2%, compared to the year ended December 31, 2021, as a result of: (i) an increase in servers and office equipment acquisition and related depreciation charge; (ii) an increase in amortization of intangible assets of Skillaz measured at fair value at acquisition for the year ended December 31, 2022 due to low base effect of amortization for the year ended December 31, 2021 (the consolidation of Skillaz from March 31, 2021).

Finance income and costs

Finance income was ₽216 million for the year ended December 31, 2022 compared to ₽243 million for the year ended December 31, 2021. Finance income for the year ended December 31, 2022 decreased by ₽27 million, or 11.2%, compared to the year ended December 31, 2021, primarily due to the ₽35 million gain we recognized in 2021 on remeasurement of the option to acquire 40.01% participation interest in Skillaz, the financial asset measured at fair value through profit and loss.

Finance costs were ₽795 million for the year ended December 31, 2022 compared to ₽660 million for the year ended December 31, 2021. Finance costs for the year ended December 31, 2022 increased by ₽135 million, or 20.6%, compared to the year ended December 31, 2021, primarily due to an increase in the interest payable on our bank loan due to significant increase by the Central Bank of Russia of the key rate in the second quarter of 2022 to 20.0%, which was later decreased to 7.5% in the end of 2022.

Net foreign exchange loss

Net foreign exchange loss was ₽303 million for the year ended December 31, 2022 compared to a gain of ₽1.4 million for the year ended December 31, 2021. The net foreign exchange loss for the year ended December 31, 2022 reflects mostly foreign exchange loss on USD-denominated cash balances on the back of significant appreciation of the Russian ruble in 2022.

Goodwill impairment

The goodwill impairment of ₽657 million for the year ended December 31, 2022 was recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models (see Note 16 of our consolidated financial statements included in this Annual Report).

Impairment of equity-accounted investees

The loss from impairment of equity-accounted investees of ₽218 million for the year ended December 31, 2022 was recognized as a result of change in the market conditions, which was reflected in the discounted cash flow models (see Note 17 of our consolidated financial statements included in this Annual Report).

Income tax expense

Income tax expense was ₽1,545 million for the year ended December 31, 2022, compared to ₽1,375 million for the year ended December 31, 2021. Income tax expense for the year ended December 31, 2022, increased by ₽170 million compared to the year ended December 31, 2021, primarily due to decreased reversal of uncertain tax positions provision for the year ended December 31, 2022 by ₽110 million compared with the year ended December 31, 2021.

The effective tax rate was 26.7%, 20.0% and 29.5% for the years ended December 31, 2020, 2021 and 2022, respectively (see Note 14 of our consolidated financial statements included in this Annual Report).

For the year ended December 31, 2021, the effective tax rate equaled the statutory tax rate in the Russian Federation of 20% primarily due to the fact that the reversal of the provision for uncertain income tax positions, which is a mid-term factor set to cease as soon as the provision is released in full, were fully offset by (a) a non-deductible interest expense on the bank loan related to the Acquisition (see Note 22(a) in our consolidated financial statements included in this Annual Report), which we consider to be mid-term, and it may decrease in the future as we repay this bank loan and (b) other non-deductible expenses, mostly related to provision on social taxes related to our 2016 HeadHunter Unit Option Plan and 2018 HeadHunter Unit Option Plan (see Note 21 in our consolidated financial statements included in this Annual Report), which we consider to be mid-term as these programs would end. The effective tax rate for the year ended December 31, 2022 was mainly affected by non-deductible impairment losses, which we consider one-off expenses as well as increase in our other non-deductible expenses, mostly related to our LTIPs.

Net Income

Net income was ₽3,691 million for the year ended December 31, 2022 compared to ₽5,493 million for the year ended December 31, 2021. Net Income decreased by ₽1,802 million compared with the year ended December 31, 2021, primarily due to impairment losses and forex losses described above.

Recent Accounting Pronouncements

See Note 6 to our consolidated financial statements included elsewhere in this Annual Report for information regarding recent accounting standards issued. These new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

B. Liquidity and Capital Resources

Our principal financial instruments are comprised of cash and cash equivalents and our Credit Facility and non-convertible bonds (as described further below under the heading “Indebtedness”). Other financial assets and liabilities include short-term investments, trade and other receivables, deposits with financial institutions and trade and other payables. Substantially all of our financial assets are neither past due nor impaired.

The Group manages liquidity risk by constantly reviewing forecasted cash flows to ensure that the Group has sufficient liquidity to maintain necessary capital expenditures and service the Group’s debt without incurring temporary cash shortfalls.

As of December 31, 2022, our current liabilities exceeded current assets by ₽3,652 million. Our current liabilities were mainly represented by contract liabilities. Due to the nature of our business, a substantial portion of our customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to exceed the total amount of inventories and trade receivables on our balance sheet, resulting in negative working capital in the future.

The remaining contractual maturities of financial liabilities at as of December 31, 2022 is disclosed in Note 27 to our consolidated financial statements included in this Annual Report.

For information about our material capital expenditures as of December 31, 2022, see Item 4.D. “Information on the Company-Property, Plant and Equipment.”

Cash flows

	For the year ended December 31,
	2021	2022

	(in thousands of RUB)
Net cash generated from operating activities	8,659,380	7,668,611
Net cash used in investing activities	(1,575,289)	(251,897)
Net cash used in financing activities	(3,959,093)	(4,393,708)
Net increase in cash and cash equivalents	3,124,998	3,023,006

Net cash generated from operating activities

Cash provided by operating activities has historically been affected by the amount of net income adjusted for non-cash expense items, such as depreciation and amortization, impairment losses, equity-settled awards and others, as well as the timing of prepayments from our clients, tax payments and changes in other working capital accounts. For the year ended December 31, 2022, net cash generated from operating activities was ₽7,669 million, compared to ₽8,659 million for the year ended December 31, 2021. The change between the periods of ₽990 million was primarily driven by a decrease in customer prepayments and increase of value-added tax payments due to timing differences between years.

Net cash used in investing activities

For the year ended December 31, 2022, net cash used in investing activities was ₽252 million, compared to ₽1,575 million net cash used in investing activities for the year ended December 31, 2021. The change between the periods of ₽1,323 million was primarily due to (i) a decrease in our investing cash flow related to M&A by ₽738 million mostly due to a decrease in acquisition of strategic investments, (ii) ₽300 million net proceeds during the year ended December 31, 2022 from investments in short-term deposits compared to ₽300 million net outflow from placements of short-term deposits during the year ended December 31, 2021, (iii) an increase of capital expenditures of ₽184 million and (iv) a decrease in the deferred consideration paid for acquisition of Zarplata.ru in the year ended December 31, 2022 by ₽166 million in line with the agreed payment schedule.

Net cash used in financing activities

For the year ended December 31, 2022, net cash used in financing activities was ₽4,294 million, compared to net cash used in financing activities of ₽3,959 million for the year ended December 31, 2021. The change between the periods of ₽435 million was primarily due to (i) an increase in the amount of dividends paid to shareholders of ₽1,140 million and (ii) a decrease in payment for the acquisition of treasury shares of ₽767 million as a result of termination of our share buyback program in March 2022.

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

The 2020 Credit Facility may be terminated at any time in the event of a default, or likely default, by the lender; 50% of the 2020 Credit Facility matures pursuant to a quarterly schedule starting from September 2020, in equal quarterly instalments, and 50% of the 2020 Credit Facility matures in June 2025. Headhunter FSU Limited, HeadHunter Group PLC and Headhunter LLC also provided independent guarantees in favor of VTB in connection with the 2020 Credit Facility. The 2020 Credit Facility includes various legal restrictions including change of control provisions, restrictions and limitations on shareholder distributions, a prepayment penalty, as well as financial covenants. As of December 31, 2022, the Group complied with all financial and other covenants in the 2020 Credit Facility agreement.

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

Buyback Program

On September 30, 2021, we announced a share buyback program under which we repurchased 378,861 ADSs. On March 3, 2022, the buyback program was terminated.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in Part II of this Annual Report for further information.

C. Research and Development, Patents and Licenses, etc.

See Note 5 to our consolidated financial statements included in this Annual Report.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Please refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management Executive Officers and Board Members

The following table presents information about our current executive officers and Board, including their ages as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Dmitry Sergienkov	36	Chief Executive Officer
Grigorii Moiseev	45	Chief Financial Officer
Mikhail Zhukov	55	President and Board Member
Other Senior Management
Olga Mets	42	Chief Marketing Officer of Headhunter LLC
Andrey Panteleev	34	Chief Commercial Officer of Headhunter LLC
Board Members
Douglas Gardner(1)	60	Board Member
Olga Filatova(1)(2)(3)	42	Board Member
Dmitri Krukov(3)	53	Chairman of the Board
Valentin Mashkov(2)	39	Board Member
Maksim Melnikov(2)(3)	46	Board Member
Svetlana Ushakova(3)	41	Board Member
Sergey Arseniev(1)	51	Board Member
(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The current business addresses for our executive officers and the members of our Board is c/o Headhunter LLC, 9/10 Godovikova Street, Moscow, 129085 Russia.

Executive Officers

Dmitry Sergienkov has served as our Chief Executive Officer and our key operating subsidiary’s general director since March 2023. Prior to this role, Mr. Sergienkov served as our key operating subsidiary’s Deputy Chief Executive Officer from July 2021 until March 2023 being responsible for product development, strategy and corporate development, and as Chief Strategy Officer from August 2017 to July 2021 and has been instrumental in driving our organic and inorganic business expansion, the execution of our monetization strategy and building our public company franchise. Prior to joining us, Mr. Sergienkov served as Vice President in the Investment Banking Department at J.P. Morgan Chase in London, advising telecommunications, media and technology companies across Europe, Middle East and Africa in M&A and capital markets transactions. Mr. Sergienkov brings to our team international experience of working with the leading global technology companies as well as a breadth of knowledge of strategic investment decisions. He is a permanent member of CFA Institute and Association of Chartered Certified Accountants and holds a diploma in Strategic Management from State University of Management.

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

Mikhail Zhukov has served as our key operating subsidiary’s President since March 2023 and as a member of our board of directors since May 2019. Prior to March 2023, Mr. Zhukov served as our Chief Executive Officer since May 2019 and as key operating subsidiary’s general director since February 2008. Prior to joining us, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

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

Board Members

Olga Filatova has served as a member of our board of directors since December 2020. Ms. Filatova is a people, HR technology and organization consultant. Ms. Filatova founded People Innovations, an independent HR consultancy, in June 2018. Previously, Ms. Filatova served as VP HR & Educational Projects for Mail.ru Group, a Russian internet company, from September 2016 to June 2018, and as Managing Director for HR for Severgroup, a private investment company, from July 2015 to September 2016. During 2002 to 2016, she also held various positions at heavy industries, FMCG and oil companies. Ms. Filatova has served on the supervisory board of University ITMO since February 2022 and on the advisory board of PAO NOVATEK, an independent natural gas producer since January 2023. Ms. Filatova received a Bachelor’s degree in general management with honours and a Master’s degree with honours in strategic and corporate governance from National Research University Higher School of Economics (HSE University) and an MBA from Stockholm School of Economics. Ms. Filatova is also a professor of the Department of Organizational Behavior and Human Resource Management at the Graduate School of Business at HSE University.

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

Maksim Melnikov has served as a member of our board of directors since May 2019. Since November 2021, Mr. Melnikov has served on the board of directors at CIAN Plc, an online real estate marketplace in Russia, and since June 2022 he has served as Executive Chair of the board of directors and Executive Advisor to CEO of CIAN Plc. From February 2014 to May 2022 Mr. Melnikov was the CEO of CIAN Plc and its operational subsidiary company iRealtor LLC. From 2010 to 2014, Mr. Melnikov served as CEO and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

Douglas Gardner has served as a member of our board of directors since March 2022. Mr. Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and Audit & Finance Committee member of Kaspi.kz, a board member and the Chairman of the Audit Committee of CIAN plc, and a board member of MTS Bank (PJSC), a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting from the University of Oklahoma.

Svetlana Ushakova has served as a member of our board of directors since January 2023. Mrs. Ushakova has served as a managing partner at Kismet group, a Russian diversified investment holding group, since 2017. From 2012 to 2017, Mrs. Ushakova served as a deputy to the Chief Financial Officer at MegaFon. Between 2010 and 2012, she was a director for Capital Markets at UC Rusal. Prior to this, from 2004 to 2010, Mrs. Ushakova served as part of the senior Energy and Resources coverage investment banking team of ABN AMRO Bank. Prior to ABN Amro, she spent two years within a London coal desk at Noble group. Mrs. Ushakova holds a bachelor’s degree in Buisness and Finance from Oxford Brookes University and an MSC in Accounting and Finance from London School of Economics and Political Science.

Sergey Arseniev has served as a member of our board of directors since January 2023. Mr. Arseniev has served as an independent director and the Head of Strategy Committee TCS GROUP Holding PLC, an innovative provider of digital financial and lifestyle services, since September 2022. From 2018 to 2021, Mr. Arseniev served as the Chief Investment Director at JSFC Sistema, where he oversaw equity capital markets activity and financial assets of the corporation. From 2000 to 2018, Mr. Arseniev worked at Goldman Sachs in various roles, including Co-Head of Russia and the CIS, Co-Head of Investment Banking, Head of Research for CEEMEA and as a TMT Analyst. Mr. Arseniev holds a bachelor’s degree in European Business Administration from the European Business School, London.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix (as of April 13, 2023)
Country of Principal Executive Offices	Russia
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	6	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our board of directors for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers consists of the following elements: base salary, cash bonus based on a mix of financial and non-financial KPIs and share-based compensation.

The compensation for the members of our board of directors includes salary in an amount of $50,000 per year, plus $15,000 per year for a director’s service as a committee member and $20,000 for a director’s service as chairman of a committee. We also reimburse the directors for reasonable travel and other out-of-pocket expenses and provide the directors with coverage under customary director and officer liability insurance policies. In addition, each director is entitled to an annual grant of such number of ordinary shares as is equal to a market value of $50,000, based on the closing price as at the end of the trading day immediately preceding the date of annual grant, which shares shall be issued and transferred to the director upon the expiration of a three-year lock-up period from the date of the relevant grant. In case of an early termination of a director’s service for any reason, such director shall be entitled only to the amount of shares pro rata to the days worked. The board of directors is entitled to determine at its own discretion that the equity awards granted to any current or retired Director can be paid in cash at such time, price and manner as the board of directors may reasonably determine.

Total amount of compensation paid and benefits in kind provided to our executive officers, senior management and members of our board of directors for the year ended December 31, 2022 was ₽109 million (see Note 30 in our consolidated financial statements included in this Annual Report).

We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers. On July 27, 2021, our board, based on the recommendation of the compensation committee, established the new HeadHunter Group PLC 2021 Restricted Stock Units Plan (the “2021 RSU Plan”), to provide a more straight-forward, predictable and competitive long-term incentive plan to retain our key talent. The maximum number of our ordinary shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of our ordinary shares issued and outstanding from time to time. As of December 31, 2022, the board of directors approved grant of 697,227 RSUs to the Group employees.

On June 9, 2022, and on December 12, 2022, our board of directors, based on the recommendation of the compensation committee, approved another annual grant of equity awards to the directors.

An aggregate of 8,570 ordinary shares was granted as equity awards to the directors as follows:

	Number	Grant		Lock‑up Expiration
Name	of Shares	Price	Date of Grant	Date
Dmitri Krukov	1,329	$22.57	May 11, 2022	May 11, 2025
Maksim Melnikov	1,329	$22.57	May 11, 2022	May 11, 2025
Mikhail Zhukov	1,329	$37.65	May 11, 2022	May 11, 2025
Douglas Gardner	2,173	$13.8	March 29, 2022	March 29, 2025
Valentin Mashkov	1,076	$27.88	August 8, 2022	August 8, 2025
Olga Filatova	1,334	$22.49	December 1, 2022	December 1, 2025

In 2022, the annual grant of director awards were made during the suspension of the trading of our ordinary shares on Nasdaq and MOEX. Trading on MOEX resumed on March 28, 2022. As a result, on December 12, 2022, the board of directors amended the number of shares that were granted to each director in 2022, based on the closing price on MOEX at the end of the trading day immediately preceding the date of grant. The grants will be issued and transferred to the director upon the expiration of a three-year lock-up period from the date of grant. In addition, the board of directors approved the replacement of the equity component of the director compensation with an annual cash payment in the amount of $50,000 starting January 1, 2023.

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

Awards/Options. Awards are granted by the board to participants by the issuance of a certificate, which evidences the rights of the participant to a financial benefit, payable by Highworld Investments Limited, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., and in the event of an initial public offering, rights to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board of directors, contain a provision that waives or modifies any of the rules of the Management Incentive Agreement in the case of the participant to whom that option is granted.

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

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon a participant’s bankruptcy, purported assignment, charge, pledge, disposal, dealing with (including creating a trust over) or encumbering his or her rights and interest under the plan and in certain other circumstances as determined by the board of directors. However, the board of directors retains discretion to determine whether an award shall lapse.

Adjustments. In the event of a variation of the Company’s share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board of directors may make such adjustments to this Management Incentive Agreement as it considers appropriate.

Alterations. Generally, the board of directors may at any time alter or add to all or any of the provisions of this Management Incentive Agreement or the terms of any award in any respect provided that no alteration or addition shall be made by the board of directors if, in the reasonable opinion of the board of directors, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this Management Incentive Agreement (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board of directors’ alteration or addition within 15 business days of the board of directors sending the participants notice of the alteration or addition).

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

Term. The board of directors may, at any time, resolve to cease making further grants of options under the Management Incentive Agreement, although awards outstanding on the date the Management Incentive Agreement terminates will not be affected by the termination of the Management Incentive Agreement.

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

Awards/Options. Awards are granted by the board of directors to participants by the issuance of a certificate, which evidences the rights of the participant to be issued ordinary shares by the Company. A certificate may provide for additional terms, conditions, restrictions and/or limitations covering the grant of the award and may, at the discretion of the board of directors, contain a provision that waives or modifies any of the rules of the HeadHunter Unit Option Plan in the case of the participant to whom that option is granted.

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

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment or be a director within the group or upon purported transfer, assignment (other than to his personal representatives on the participant’s death), charging, pledging, disposal by, dealing with (including creating a trust over) or encumbering the option by the participant and in certain other circumstances as determined by the board of directors. However, the board of directors retains discretion to determine whether an award shall lapse. Furthermore, if the strike price is not met (i.e. the calculation of an award equals zero or a negative number) on a particular vesting date, the board of directors may determine the vested (but not exercised) portion of such award be carried forward to the next vesting date.

Adjustments. in the event of a variation of the Company’s share capital (whether by way of capitalization, rights issue or subdivision or consolidation of shares or a share capital reduction), the board of directors may make such adjustments to this HeadHunter Unit Option Plan as it considers appropriate.

Alterations. Generally, the board of directors may at any time alter or add to all or any of the provisions of this HeadHunter Unit Option Plan or the terms of any award in any respect provided that no alteration or addition shall be made by the board of directors if, in the reasonable opinion of the board of directors, such alteration or addition abrogates or alters adversely any rights of participants then subsisting without the consent in writing of participants holding 75% of the unvested units granted under this HeadHunter Unit Option Plan (such consent being deemed to have been received if such percentage of participants have not objected in writing to the board of directors’ alteration or addition within 15 business days of the board of directors sending the participants notice of the alteration or addition).

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

Term. The board of directors may, at any time, resolve to cease making further grants of options under the HeadHunter Unit Option Plan, although awards outstanding on the date the HeadHunter Unit Option Plan terminates will not be affected by the termination of the HeadHunter Unit Option Plan.

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

Plan administration. The 2021 RSU Plan is administered by our board of directors, and to the extent the board of directors does not exercise such authority, by our compensation committee of the board of directors (the “Compensation Committee”).

Eligibility. Individuals who are employees or directors of the Group are eligible for awards under the 2021 RSU Plan. An internal committee made up of the Company’s executive officers will identify potential recipients of RSUs and recommend such individuals to the Compensation Committee, who will in part recommend such list to the board of directors.

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

Lapse. Generally, an award will lapse upon a participant ceasing to hold employment within the Group company or upon purported transfer, assignment (other than to his personal representatives on the participant’s death), charging, pledging, disposal by, dealing with (including creating a trust over) or encumbering the option by the participant and in certain other circumstances as determined by the board of directors.

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

Term. The 2021 RSU Plan became effective as of July 1, 2021 and shall expire on August 1, 2025 (unless terminated earlier by the board of directors), provided that outstanding RSUs granted prior to such expiration (if any) shall remain outstanding in accordance with their terms following such expiration.

Executive Officer and Board Member Employment Agreements

Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO and President, who have agreements for a term of five years expiring in March 2028. These agreements each contain customary provisions regarding confidentiality of information. All agreements, except the agreement with our CFO, have an assignment of inventions provision. The agreement with our CFO contains a noncompetition clause.

Our directors entered into a director service agreement with us providing for the terms and conditions of their service on our board of directors. The directors agree that for a period of one year following the termination of their service on our board of directors, they will not become engaged in any manner, directly or indirectly, in our business in any region in which our business is being (or planned to be) conducted by us, nor will they solicit senior personnel to leave our employment.

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

Legacy Options

As of March 1, 2023, Mr. Zhukov serves as a member of the board of directors and President of our key operating subsidiary, Headhunter LLC. Prior to this, Mr. Zhukov served as our Chief Executive Officer since 2019 and as our key operating subsidiary’s general director since 2008, prior to the Acquisition of the Headhunter business by the principal shareholders from Mail.Ru. In connection with his employment prior to the Acquisition, Mr. Zhukov was invited to participate in Mail.Ru’s incentive plan and was awarded certain options that expired on December 31, 2022, all of which have vested but have not been exercised.

C. Board Practices

Board of Directors

Our board of directors is comprised of eight members, including four independent directors as defined under Nasdaq rules (Sergey Arseniev, Douglas Gardner, Olga Filatova and Maksim Melnikov). Subject to the provisions of our Shareholders Agreement and the corresponding provisions of our amended and restated memorandum and articles of association, our board of directors is entitled to appoint an eligible person as a board member in addition to the existing directors, provided that the total number of directors shall not at any time exceed the number fixed in our amended and restated memorandum and articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election. Our board members do not have a retirement age requirement under our amended and restated memorandum and articles of association. Dmitri Krukov, Maksim Melnikov and Mikhail Zhukov were elected by our board of directors in accordance with our amended and restated memorandum and articles of association prior to the completion of the IPO and were re-elected at the annual general meeting held on October 24, 2019 to serve until their successors are duly elected and qualified. Valentin Mashkov was elected by our board of directors on August 5, 2020, and then re-elected at the annual general meetings held on November 2, 2020. Olga Filatova was appointed by ELQ VIII Investors Limited, as a member of the board of directors and re-elected to the same position by our general meeting on August 10, 2021. Douglas Gardner was elected by the board of directors on March 7, 2022, and then then re-elected at the annual general meetings held on December 8, 2022. On January 10, 2023, Highworld Investments Limited appointed Svetlana Ushakova and Sergey Arseniev to the board of directors.

Board Committee Composition

The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The audit committee, which consists of Sergey Arseniev, Olga Filatova and Douglas Gardner, assists the board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Mr. Gardner serves as chairman of the committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Gardner is considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Sergey Arseniev, Douglas Gardner and Olga Filatova each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with Nasdaq rules.

The audit committee is responsible for:

●	recommending the appointment of the independent auditor to the general meeting of shareholders;
●	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;
●	reviewing and discussing with the board of directors and the independent auditor our annual audited financial statements and semi-annual financial statements prior to the filing of the respective annual and semi-annual reports;
●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year.

Compensation Committee

The compensation committee, which consists of Olga Filatova, Valentin Mashkov and Maksim Melnikov, assists the board of directors in determining executive officer compensation. Mr. Mashkov serves as chairman of the committee. The committee recommends to the board of directors for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board of directors member fees.

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

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which consists of Olga Filatova, Dmitri Krukov, Maksim Melnikov and Svetlana Ushakova, assists our board of directors in identifying individuals qualified to become members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. Mr. Krukov serves as chairman of the committee.

The nominating and corporate governance committee is responsible for:

●	drawing up selection criteria for board members and CEO;
●	reviewing and evaluating the composition, function and duties of our board of directors;
●	recommending nominees for selection to our board of directors and its corresponding committees;
●	leading the board of directors in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively; and
●	developing and recommending to the board of directors our rules governing the board of directors and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board of directors and Code of Business Conduct and Ethics and recommending any proposed changes to the board of directors.

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. Our directors may be elected by the board of directors or annual general meeting of shareholders to serve until their successors are duly elected and qualified. Svetlana Ushakova and Sergey Arseniev were appointed by Highworld Investments Limited on January 10, 2023 and shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

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

As of December 31, 2020, 2021 and 2022, we had a total of 832, 1,361 and 1,473 employees, respectively. The table below sets out the number of employees by geography as of December 31, 2022:

Geography	As at December 31, 2022
Russia	1,373
Kazakhstan	57
Belarus	41
Azerbaijan	2
Total	1,473

The table below sets out the number of employees by category as of December 31, 2022:

Department	As at December 31, 2022
Sales	390
Marketing	113
Production	316
Development	308
Product	96
Administrative	237
Senior management	13
Total	1,473

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 1, 2023, for:

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

Shares beneficially
owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Kismet Group(1)	11,482,867	22.85%
Highworld Investments Limited(2)	4,679,630	9.31%
Kayne Anderson Rudnick Investment Management LLC(3)	3,607,670	7.12%
ELQ Investors VIII Limited(4)	2,967,103	5.90%

Executive Officers and Board Members(5)
Dmitry Sergienkov *	—	—
Grigorii Moiseev*	—	—
Mikhail Zhukov *	—	—
Olga Filatova*	—	—
Dmitri Krukov*	—	—
Valentin Mashkov*	—	—
Maksim Melnikov*	—	—
Douglas Gardner*	—	—
Svetlana Ushakova*	—	—
Sergey Arseniev*	—	—
All executive officers and board members as a group (10 persons)
Total	22,737,219	45.18%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Based on information reported on a Schedule 13D filed on January 25, 2023, Kismet Capital Group LLC is the record holder of 11,482,867 ordinary shares. Ivan Tavrin is the 99.99% owner of Kismet Capital Group LLC. As a result, Mr. Tavrin may be deemed to share voting and dispositive power over the ordinary shares owned by Kismet Capital Group LLC. The office address for Kismet Capital Group LLC is Olkhovskaya Street, Building 4, Block 2, Room 470, 4th Floor, Moscow, 105066 Russia. The address of Mr. Tavrin is 6 Floor, Business Center “White Gardens”, Building B, Lesnaya Street 9, Moscow 125047, Russia.
(2)	Based on information reported on a Schedule 13G/A filed on February 11, 2022 and other information known to the Company, Highworld Investments Limited is the record holder of 4,679,630 ordinary shares. Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II, L.P., which is the majority shareholder of Highworld Investments Limited. As a result, each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II L.P. may be deemed to share voting and dispositive power over the ordinary shares owned by Highworld Investments Limited. The office address for Highworld Investments Limited is Papachristoforou Bldg.32, Kritis Str., Office 104, CY-3087, Limassol, Cyprus. The address of each of Elbrus Capital General Partner II Limited and Elbrus Capital Fund II, L.P. is One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands.
(3)	Based on information reported on a Schedule 13G/A filed on February 14, 2023, Kayne Anderson Rudnick Investment Management LLC (“Kayne Anderson”) beneficially owns 3,607,670 ordinary shares. Kayne Anderson has sole voting power over 934,185 ordinary shares and sole dispositive power over 1,156,958 ordinary shares, and shares voting and dispositive power over 2,450,712 ordinary shares with Virtus Investment Advisers, Inc. Virtus Investment Advisers, Inc. has shared voting and dipositive power over 2,475,576 ordinary shares. The address for Kayne Anderson is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067, United States of America. The address for Virtus Investment Advisers, Inc. is One Financial Plaza, Hartford, Connecticut 06103, United States of America.
(4)	Based on information reported on a Schedule 13G/A filed on February 13, 2023, ELQ Investors VIII Ltd is the record holder of 2,967,052 ordinary shares. ELQ Investors VIII Ltd is a wholly owned, indirect subsidiary of The Goldman Sachs Group Inc., which is a publicly traded company, and as a result the Goldman Sachs Group Inc. may be deemed to share voting and dispositive power over the ordinary shares held by ELQ Investors VIII Ltd. In addition, The Goldman Sachs Group Inc. may be deemed to share voting and dispositive power over an additional 51.71 ordinary shares underlying American Depositary Receipts held in a trading account of a wholly owned, indirect subsidiary of The Goldman Sachs Group Inc. The address for ELQ Investors VIII Ltd is Plumtree Court, 25 Shoe Lane, London, EC4A 4AU, United Kingdom. The address of The Goldman Sachs Group Inc. is 200 West Street, New York, NY 10282, United States of America.
(5)	Other than our Chief Executive Officer and Chief Financial Officer, our executive officers are officers of our key operating subsidiary.

To our knowledge, other than as provided in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

As of December 31, 2022, there were 50,635,720 ordinary shares outstanding. To our knowledge, 16,000,000 ordinary shares or ADSs representing ordinary shares, representing approximately 31.6% of our total outstanding ordinary shares, were held by 67 record shareholders with registered addresses in the United States. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States.

B. Related Party Transactions

The following is a description of our related party transactions since January 1, 2022.

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

Related Party Transaction Policy

We adopted a written related person transaction policy and procedures, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

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

During the years ended December 31, 2020, 2021 and 2022, we paid dividends in the aggregate amount of ₽1,885 million, ₽2,074 million and ₽3,214 million, respectively. See Item 7. “Major Shareholders and Related Party Transactions, B. Related Party Transactions-Relationship with Elbrus Capital and The Goldman Sachs Group, Inc.-Loans to Shareholders.”

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

D. Exchange Controls

There are no Cyprus exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares other than any controls resulting from the imposition of restrictive measures/sanctions against persons pursuant to the applicable EU and UN Regulations.

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

With respect to an individual holder of ADSs, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

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

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received. It is noted, however, that as from June 8, 2022, ‘passive’ interest income earned from Cyprus government bonds, Cyprus and foreign corporate bonds listed on a recognised stock exchange, and bonds issued by Cyprus state organisations or by Cyprus or foreign local authorities listed on a recognised stock exchange shall be subject to SDC at the reduced rate of 3% instead of 30%.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.

Taxation of income and gains of the holders of the ADSs

Individual Non-Cyprus tax resident holders of the ADSs

Under Cyprus legislation there is no withholding tax on dividends and interest paid to non-Cyprus tax residents.

Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.

Individual Cyprus tax resident holders of the ADSs

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

Individuals (holders of ADSs) must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

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

It is noted, however, that from December 31, 2022, withholding taxes apply on dividend and interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist. We should note that on February 14, 2023, Russia has been added in the EU Blacklist.

Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.

Corporate Cyprus tax resident holders of ADSs

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

Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. The Company is not the owner of immovable property situated in Cyprus.

Dividend income

Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus.

Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from SDC, except in the event that the payer is not a Cyprus tax resident company in which case SDC is levied at the rate of 17% provided the following conditions are met:

(a)	if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and
(b)	the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6,25% on the profit distributed.

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

SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the Company.

Tax Deductibility of Expenses, Including Interest Expense

The deductibility of the interest expenses by the Company is subject to the interest limitation rules. More specifically:

(1)	The interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).
(2)	The interest limitation rule contains an annual EUR3.000.000 safe-harbor threshold. This means that borrowing costs up to and including EUR3.000.000 are in any case not limited by this rule (the EUR3.000.000 threshold would apply in cases where ‘30% of taxable EBIDTA’ results to an amount below EUR3.000.000).
(3)	In the case of a Cyprus group the EUR3.000.000 applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs irrespective of whether the financing is with related parties or third parties.

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

It is noted, however, that from December 31, 2022, withholding taxes apply on interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist. We should note that on February 14, 2023, Russia has been added in the EU Blacklist.

Capital Duty

Capital duty is payable to the Registrar of Companies and amounts to a EUR20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

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

Material benefit received by taxpayers in tax years 2021 to 2023 is exempt from personal income tax under a special temporary provision of the Russian Tax Code. However, if the taxpayer does not pay personal income tax on such material benefit, then the taxpayer can only deduct the actual acquisition expenses in case of subsequent sale of the ADS.

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

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in the Russian Federation. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source. Thus, considering the broad and obscure definition of Russian-sourced income, there is a risk that capital gains arising from the sale, exchange or other disposal of ADSs by Non-Russian Resident Holders will be treated as Russian-sourced income in terms of personal income tax and will be subject to taxation in the Russian Federation at the statutory tax rate of 30%. In a number of clarifications, the Russian Ministry of Finance expressed the position that the income from foreign securities sale should be treated as Russian-sourced income if the depository or registrar of such securities is located in Russia. Nevertheless, Non-Resident Holders-Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

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

The latest development in this field is that the Russian Ministry of Finance and Ministry of Foreign Affairs have suggested that all Russian double tax treaties with “non-friendly” jurisdictions (including, inter alia, the U.S. and all of the EU) be put on halt. While the treaties itself do not allow such halting, last year a precedent has been created by Latvia putting on halt its treaty with Russia (and Russia responded reciprocally).

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

In order to obtain a tax refund, Russian Resident Holders-Individuals should submit an application and the required documents to the tax agent. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three month period following the date when the application for a refund is submitted. Further, the tax agent itself may require a refund by applying to the Russian tax authorities.

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

If the Russian personal income tax on income derived from Russian sources by a Non-Resident Holder who is an individual was withheld at source, and such individual Non-Resident Holder is entitled to the benefits of a double tax treaty allowing such an individual not to pay the tax in the Russian Federation or allowing such an individual to pay the tax at a reduced rate in relation to such income, an application for a refund, as well as a tax residence certificate issued by the competent authorities of the country of residence with a valid double tax treaty with the Russian Federation should be submitted to the tax agent. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within three months period following the date when the application for a refund is submitted.

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

Based on the recent, current and anticipated composition of the income, assets and operations of the Company and its subsidiaries, the Company does not expect to be treated as a PFIC for the taxable year ended December 31, 2022. This is a factual determination, however, that depends on, among other things, the composition of the income and assets, and the market value of the shares and assets, of the Company and its subsidiaries from time to time, and thus the determination can only be made annually after the close of each taxable year. In addition, the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, which may fluctuate significantly and may be subject to substantial uncertainty as a result of the suspension of trading in our ADSs on the Nasdaq. Therefore there can be no assurances that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Credit risk

Credit risk is the risk that a counterparty of ours fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at
	December 31,
(in thousands of RUB)	2021	2022
Trade receivables	141,125	117,267
Cash and cash equivalents	6,523,228	9,348,691
Short-term investments	300,000	—
Other financial assets	—	113,209
Total	6,964,353	9,579,167

Trade receivables represent amounts owed by customers to the Group for the services provided. The Group’s customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

In March 2022, top rating agencies, including Fitch and Moody’s, have withdrawn Russian sovereign ratings and stopped covering ratings of entities based in Russia. The withdrawal of ratings increases uncertainty with respect to the credit risk of the Group’s counterparts. In these circumstances the management uses credit ratings assigned by Russian credit-rating agencies.

Cash and cash equivalents of the Group are primarily kept with Russian banks PJSC ‘VTB Bank’ (credit ratings: AKRA – AAA (RU), Expert RA – ruAAA), JSC ‘ALFA-BANK’ (credit ratings: AKRA – AA+(RU), Expert RA – ruAA+), JSC ‘Raiffeisenbank’ (credit ratings: AKRA – AAA(RU), Expert RA – ruAAA) and JSC ‘Tinkoff Bank’ (credit ratings: AKRA – A(RU), Expert RA – ruA+).

The Group limits its exposure to credit risk by holding cash and cash equivalents in the different largest Russian banks with high credit-ratings assigned by Russian credit-rating agencies.

Currency risk

Our exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group’s subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group’s companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). The net assets denominated in foreign currency mainly relate to the cash balances denominated in the USD and CNY and accounts payable denominated in USD.

Our exposure to foreign currency risk was as follows:

	December 31, 2021
(in thousands of RUB)	USD‑ denominated	EUR‑ denominated	RUB‑ denominated
Cash and cash equivalents	185,071	12,647	5,694
Trade and other payables	(220,511)	(6,255)	(962)
Trade and other receivables	4,663	623	—
Net exposure	(30,777)	7,015	4,732

	December 31, 2022
(in thousands of RUB)	USD‑ denominated	CNY-denominated	EUR‑ denominated	RUB‑ denominated
Cash and cash equivalents	1,624,938	2,195,401	24,979	14,771
Trade and other payables	(227,617)	–	(9,647)	(259)
Trade and other receivables	2,939	1,191	44	199
Net exposure	1,400,260	2,196,592	15,376	14,711

Sensitivity analysis

We estimate that a depreciation of USD relative to the RUB by 10% would result in ₽140,026 loss before tax and decrease of equity as at December 31, 2022 (as of December 31, 2021 - appreciation of USD relative to the RUB by 10% would result in loss before tax and decrease of equity of ₽3,078).

We estimate that a depreciation of CNY relative to the RUB by 10% would result in ₽219,659 loss before tax and decrease of equity as at December 31, 2022 (as of December 31, 2021 - nil).

We estimate that an appreciation or depreciation of other currencies would not result in material loss before tax and decrease of equity as at December 31, 2022 and December 31, 2021.

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

As at December 31, 2022, our current liabilities exceeded current assets by ₽3,652 million. Our current liabilities were mainly represented by contract liabilities of ₽5,555 million. Due to the nature of our business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to our business model.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

	At December 31, 2021
	Contractual cash flows
	Carrying		Less than
(in thousands of RUB)	amount	Total	1 year	1 ‑ 2 years	2 ‑ 5 years
Non-derivative financial liabilities
Bank loan	4,048,059	5,240,966	1,091,707	823,594	3,325,665
Non-convertible bonds	3,985,802	4,514,560	257,280	4,257,280	—
Other loan	3,793	3,871	784	3,087	—
Lease liabilities	197,045	222,389	116,469	96,756	9,164
Trade and other payables	963,294	970,901	853,057	67,267	50,577
Total:	9,197,993	10,952,687	2,319,297	5,247,984	3,385,406

	At December 31, 2022
	Contractual cash flows
	Carrying		Less than
(in thousands of RUB)	amount	Total	1 year	1 ‑ 2 years	2 ‑ 5 years
Non-derivative financial liabilities
Bank loan	3,568,550	4,284,271	803,339	940,434	2,540,498
Non-convertible bonds	3,999,882	4,257,280	4,257,280	–	–
Other loan	3,714	3,714	3,714	–	–
Lease liabilities	161,145	179,015	126,308	21,855	30,852
Trade and other payables	1,043,823	1,046,016	998,132	47,884	–
Total:	8,777,114	9,770,296	6,188,773	1,010,173	2,571,350

We do not expect that the cash outflows included in the maturity analysis could occur significantly earlier or at significantly different amounts.

Item 12. Description of Securities Other than Equity Securities

A. American Depositary Shares.

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

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

JSC “Kept”, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2022, as stated in its report on page F-3.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board has determined that Mr. Arseniev, Mr. Gardner and Mrs. Filatova each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Gardner is considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

Item 16C. Principal Accounting Fees and Services

JSC “Kept” (formerly JSC “KPMG”) acted as our independent auditor for the fiscal years ended December 31, 2021 and 2022. The table below sets out the total amount billed to us by Kept, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	RUB ’000	RUB ’000
Audit Fees	68,718	53,582
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	400	400
Total	69,118	53,982

Audit Fees

Audit fees for the year ended December 31, 2021 were related to the audit of our consolidated financial statements, work on comfort letters and interim review services provided in connection with our regulatory filings.

Audit fees for the year ended December 31, 2022 were related to the audit of our consolidated financial statements and interim review services provided in connection with our regulatory filings.

Audit Related Fees

There were no audit related fees for the year ended December 31, 2021 and 2022.

Tax Fees

There were no tax fees incurred for the years ended December 31, 2021 and 2022.

All Other Fees

All other fees in the years ended December 31, 2021 and 2022 related to services in connection with non-audit compliance and staff training.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers Share Buyback Program

On September 30, 2021, we announced that the board of directors had approved a program to repurchase up to ₽3.0 billion (or its equivalent in USD) of the Company’s ordinary shares represented by ADSs. The repurchase program was authorized at the Company’s general meeting of shareholders on August 10, 2021. The primary purpose of the repurchase program was to fund the Company’s long-term incentive programs.

				Total Number of	Maximum Value of
				Shares Purchased as	Shares that May Yet
				Part of Publicly	Be Purchased Under
	Total Number of	Average Price Paid		Announced Plans or	the Plans or
2022	Shares Purchased	per Share		Programs(1)	Programs
January	54,880	₽	3,407	54,880	₽ 1,717 million
February	40,308	₽	3,418	40,308	₽ 1,574 million
Total	95,188	₽	3,463	95,188	₽ 1,574 million[(2)]
(1)	This column includes all the shares repurchased as a part of the repurchase program announced on September 30, 2021, as further described above. As of December 31, 2022, we had repurchased 378,861 of our ADSs (or 378,861 of our ordinary shares) for a total of approximately ₽1,426 million under the share repurchase program.
(2)	As of March 3, 2022, the repurchase program terminated and no further ADSs may be repurchased under the program.

During the year ended December 31, 2022, the average price paid per share for share repurchases was equal to ₽3,463, translated into Rubles from USD at the exchange rate at the date of share repurchase transactions.

Our board of directors reviews the share repurchase program periodically, and may authorize adjustment of its terms and size or suspend or discontinue the program. On March 3, 2022, we terminated the share repurchase program, but may reinstate the share repurchase program by giving proper notice to the broker within its term.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of JSC “Kept”, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits

List all exhibits filed as part of the registration statement or annual report, including exhibits incorporated by reference.

		Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Articles of Association of HeadHunter Group PLC.	F-1/A	333-224065	3.1	4/25/2019
2.1	Form of Deposit Agreement among HeadHunter Group PLC, JP Morgan Chase Bank, N.A., as depositary, and the holders from time to time of the American Depositary Shares issued thereunder.	F-1/A	333-224065	4.1	4/25/2019
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).	F-1/A	333-224065	4.2	4/25/2019
2.3	Amended and Restated Shareholders’ Agreement, dated as of June 1, 2021, by and between Highworld Investments Limited and ELQ Investors VIII Limited.	6-K	001-38882	99.1	6/1/2021
2.4	Registration Rights Agreement, dated as of May 13, 2019, by and among HeadHunter Group PLC, Highworld Investments Limited and ELQ Investors VIII Limited.	20-F	001-38882	2.4	3/16/2020
2.5	Description of Securities.	20-F	001-38882	2.5	3/16/2020
4.1†	Amended and Restated 2016 Headhunter Unit Option Plan.	S-8	333-232778	4.2	7/24/2019
4.2†	Amended and Restated 2018 Headhunter Unit Option Plan.	S-8	333-232778	4.3	7/24/2019
4.3†	HeadHunter Group PLC 2021 Restricted Stock Units Plan.	20-F	001-38882	4.3	04/27/2022
4.4	English translation of the Syndicated Facility Agreement by and between the Company and VTB Bank (PJSC), dated August 24, 2020, as amended.	20-F	001-38882	4.4	04/27/2022
8.1	List of Subsidiaries.	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**

15.1	Consent of JSC “Kept”, independent registered public accounting firm.	*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	*
*	Filed herewith.
**	Furnished herewith.
†	Indicates management contract or compensatory plan or arrangement.

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

HeadHunter Group PLC

By:	/s/ DMITRY SERGIENKOV
Name:	Dmitry Sergienkov
Title:	Chief Executive Officer
Date:	April 13, 2023

By:	/s/ GRIGORII MOISEEV
Name:	Grigorii Moiseev
Title:	Chief Financial Officer
Date:	April 13, 2023

HeadHunter Group PLC

Consolidated Financial Statements
for the years ended December 31, 2022, 2021
and 2020 together with the Report of
Independent Registered Public Accounting Firm

HeadHunter Group PLC

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HeadHunter Group PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of HeadHunter Group PLC, and subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Valuation of goodwill related to Zarplata.ru

As discussed in Notes 5(g(ii)) and 16 to the consolidated financial statements, the Company has RUB 9,935 million of goodwill as of December 31, 2022, of which RUB 2,261 million related to the Zarplata.ru cash-generating unit (“CGU”).

The Group performs goodwill impairment testing on an annual basis or when events occur, or circumstances change that would indicate the carrying value exceeds the recoverable amount of the CGU. Management uses the discounted cash flow method to estimate the value in use of Zarplata.ru CGU that corresponds to its recoverable value. During the year ended December 31, 2022, the Company recorded a RUB 657 million goodwill impairment charge.

We identified the valuation of goodwill related to Zarplata.ru as a critical audit matter. There was complex auditor judgment required to assess certain significant assumptions, including revenue growth rates, EBITDA margins and the discount rate used to measure the value in use of the Zarplata.ru CGU.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the valuation of the Zarplata.ru CGU, including certain controls related to the estimates of revenue growth rates, EBITDA margins and the discount rate used to measure the Zarplata.ru CGU’s value in use. We performed sensitivity analyses over forecasted revenue growth rates, estimated EBITDA margins and the discount rate to assess their impact on the Group’s determination of the recoverable amount of the reporting unit. We evaluated the reasonableness of the projected revenue growth rates and EBITDA margins by comparing them to Zarplata.ru historic results, management action plans and budget approved by the Board of Directors. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

●	evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities, and
●	assessing the reasonableness of revenue growth rates and EBITDA margins by comparing them to publicly available market data for comparable entities.

JSC “Kept”

We have served as the Group’s auditor since 2017.

Moscow, Russia

April 13, 2023

HeadHunter Group PLC

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31,

(in thousands of Russian Roubles, except per share amounts)

	Note	2022	2021	2020
Revenue	11	18,085,164	15,968,033	8,282,107
Operating costs and expenses (exclusive of depreciation and amortization)	12	(9,977,452)	(7,949,215)	(4,691,300)
Depreciation and amortization	15, 16, 24	(1,185,745)	(1,066,284)	(750,558)
Finance income	13(a)	215,963	243,108	59,329
Finance costs	13(b)	(795,361)	(659,579)	(409,545)
Changes in put liability to non-controlling participants in subsidiary	22(c)	(97,668)	(32,467)	—
Net foreign exchange (loss)/gain		(302,862)	1,424	83,030
Gain on remeasurement of previously held interest in equity accounted investees	9(a)	—	223,308	—
Goodwill impairment	16	(657,032)	—	—
Impairment of equity-accounted investees	17(a)(i)	(218,126)	—	—
Share of loss of equity-accounted investees (net of income tax)	17	(55,563)	(17,925)	(49,181)
Other income	9(b), 25	224,677	157,202	47,715
Profit before income tax		5,235,995	6,867,605	2,571,597
Income tax expense	14	(1,544,501)	(1,374,834)	(685,772)
Net income for the year		3,691,494	5,492,771	1,885,825
Attributable to:
Owners of the Company		3,651,810	5,390,677	1,748,960
Non-controlling interest		39,684	102,094	136,865
Other comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(3,101)	(1,822)	15,109
Total comprehensive income, net of tax		3,688,393	5,490,949	1,900,934
Attributable to:
Owners of the Company		3,638,892	5,388,139	1,762,011
Non-controlling interest		49,501	102,810	138,923
Earnings per share
Basic (in Russian Roubles per share)	10	72.65	106.75	34.84
Diluted (in Russian Roubles per share)	10	70.86	103.96	33.90

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on April 13, 2023 and signed by the management:

Dmitry Sergienkov	Grigorii Moiseev

Chief Executive Officer	Chief Financial Officer

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Financial Position

As at December 31,

(in thousands of Russian Roubles)

	Note	2022	2021
Non-current assets
Goodwill	16	9,935,360	10,630,361
Intangible assets	16	2,573,414	3,325,135
Property and equipment	15	537,587	423,986
Equity-accounted investees	17	272,724	414,621
Right-of-use assets	24(i)	148,841	179,000
Deferred tax assets	14	624,486	451,890
Other financial assets		113,209	—
Other non-current assets		3,013	27,091
Total non-current assets		14,208,634	15,452,084
Current assets
Trade and other receivables	18	134,470	154,602
Indemnification asset	9(b)	47,884	117,844
Prepaid expenses and other current assets		161,201	234,514
Short-term investments		—	300,000
Cash and cash equivalents	19	9,348,691	6,523,228
Total current assets		9,692,246	7,330,188
Total assets		23,900,880	22,782,272
Equity
Share capital	20(a)	8,655	8,655
Share premium	20(c)	1,568,626	1,568,626
Share-based payments reserve	21(a)	1,475,850	694,096
Treasury shares	20(f)	(1,425,999)	(1,096,357)
Foreign currency translation reserve	20(e)	(107,596)	(94,678)
Retained earnings		5,258,367	4,756,114
Total equity attributable to owners of the Company		6,777,903	5,836,456
Non-controlling interest		85,782	126,888
Total equity		6,863,685	5,963,344
Non-current liabilities
Loans and borrowings	22	3,010,642	7,338,876
Lease liabilities	24(ii)	45,262	96,181
Deferred tax liabilities	14	413,240	504,367
Contract liabilities	11	82,354	84,205
Trade and other payables	23	45,691	110,236
Provisions	26	25,988	117,345
Other non-current liabilities	25	70,243	135,741
Total non-current liabilities		3,693,420	8,386,951
Current liabilities
Contract liabilities	11	5,555,185	4,560,634
Trade and other payables	23	2,043,005	1,816,113
Loans and borrowings (current portion)	22	4,561,504	698,778
Lease liabilities (current portion)	24(ii)	115,883	100,864
Income tax payable	14	313,427	357,555
Provisions (current portion)	26	642,631	758,117
Other current liabilities	25	112,140	139,916
Total current liabilities		13,343,775	8,431,977
Total liabilities		17,037,195	16,818,928
Total equity and liabilities		23,900,880	22,782,272

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Changes in Equity

For the years ended

(in thousands of Russian Roubles)

	Attributable to owners of the Company
					Foreign
			Share-based		currency			Non-
	Share	Share	payments	Treasury	translation	Retained		controlling
	capital	premium	reserve	shares	reserve	earnings	Total	interest	Total equity
Balance as at January 1, 2020	8,547	1,568,626	295,251	—	(105,191)	1,587,697	3,354,930	33,263	3,388,193
Net income for the year	—	—	—	—	—	1,748,960	1,748,960	136,865	1,885,825
Other comprehensive income	—	—	—	—	13,051	—	13,051	2,058	15,109
Shares issued under LTIPs (Note 21(a))	50	—	—	—	—	—	50	—	50
LTIPs (Note 21(a))	—	—	101,453	—	—	—	101,453	—	101,453
Share-based payments to Board of Directors (Note 30(b))	—	—	21,714	—	—	—	21,714	—	21,714
Distributions to shareholders and non-controlling interest (Note 20(d))	—	—	—	—	—	(1,800,520)	(1,800,520)	(103,126)	(1,903,646)
Contribution from non-controlling interest (Note 28)	—	—	—	—	—	—	—	44	44
Balance as at December 31, 2020	8,597	1,568,626	418,418	—	(92,140)	1,536,137	3,439,638	69,104	3,508,742
Balance as at January 1, 2021	8,597	1,568,626	418,418	—	(92,140)	1,536,137	3,439,638	69,104	3,508,742
Net income for the year	—	—	—	—	—	5,390,677	5,390,677	102,094	5,492,771
Other comprehensive (loss)/income	—	—	—	—	(2,538)	—	(2,538)	716	(1,822)
Shares issued under LTIPs (Note 21(a))	58	—	—	—	—	—	58	—	58
LTIPs (Note 21(a))	—	—	241,963	—	—	—	241,963	—	241,963
Tax benefit from LTIPs (Note 13(e))	—	—	12,445	—	—	—	12,445	—	12,445
Share-based payments to Board of Directors (30(b)	—	—	21,270	—	—	—	21,270	—	21,270
Non-controlling interests arising from business combination (9(a))	—	—	—	—	—	—	—	149,752	149,752
Acquisition of non-controlling interests without a change in control (9(a))	—	—	—	—	—	(123,010)	(123,010)	(32,167)	(155,177)
Distributions to shareholders and non-controlling interest (20(d))	—	—	—	—	—	(2,047,690)	(2,047,690)	(109,932)	(2,157,622)
Treasury shares acquired (20(f))	—	—	—	(1,096,357)	—	—	(1,096,357)	—	(1,096,357)
Reclassification of non-controlling interests to liability	—	—	—	—	—	—	—	(52,679)	(52,679)
Balance as at December 31, 2021	8,655	1,568,626	694,096	(1,096,357)	(94,678)	4,756,114	5,836,456	126,888	5,963,344
Balance as at January 1, 2022	8,655	1,568,626	694,096	(1,096,357)	(94,678)	4,756,114	5,836,456	126,888	5,963,344
Net income for the year	—	—	—	—	—	3,651,810	3,651,810	39,684	3,691,494
Other comprehensive (loss)/income	—	—	—	—	(12,918)	—	(12,918)	9,817	(3,101)
LTIPs (21(a))	—	—	983,031	—	—	—	983,031	—	983,031
Tax benefit from LTIPs (Note 14(e))	—	—	(12,445)	—	—	—	(12,445)	—	(12,445)
Share-based payments to Board of Directors (30(b))	—	—	14,615	—	—	—	14,615	—	14,615
Modification of LTIPs from equity-settled to cash-settled awards (21(a)(iii), 30(b))	—	—	(203,447)	—	—	—	(203,447)	—	(203,447)
Distributions to shareholders and non-controlling interest (20(d))	—	—	—	—	—	(3,149,557)	(3,149,557)	(90,607)	(3,240,164)
Treasury shares acquired (20(f))	—	—	—	(329,642)	—	—	(329,642)	—	(329,642)
Balance as at December 31, 2022	8,655	1,568,626	1,475,850	(1,425,999)	(107,596)	5,258,367	6,777,903	85,782	6,863,685

The accompanying notes are an integral part of these consolidated financial statements.

HeadHunter Group PLC

Consolidated Statements of Cash Flows

For the years ended December 31,

(in thousands of Russian Roubles)	Note	2022	2021	2020
OPERATING ACTIVITIES:
Net income		3,691,494	5,492,771	1,885,825
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	15, 16, 24	1,185,745	1,066,284	750,558
Goodwill impairment	16	657,032	—	—
Impairment of equity-accounted investees	17(a)(i)	218,126	—	—
Net finance costs	13	579,398	416,471	350,216
Net foreign exchange loss/(gain)		302,862	(1,424)	(83,030)
Gain on remeasurement of previously held interest in equity accounted investees	9(a)	—	(223,308)	—
Write-off of expired other tax risks and related indemnity		(138,669)	(91,452)	—
Changes in put liability to non-controlling participants in subsidiary	22(c)	97,668	—	—
Other non-cash items		(12,072)	4,808	(5,509)
LTIPs, including social taxes	21	915,879	516,241	262,647
Share grant to the Board of Directors	30(b)	14,615	21,270	21,714
Share of loss of equity-accounted investees, net of income tax	17	55,563	17,925	49,181
Income tax expense	14	1,544,501	1,374,834	685,772
Change in trade receivables, prepaid expenses and other current and non-current assets		119,756	(138,147)	(19,546)
Change in contract liabilities		1,028,758	1,687,796	343,903
Change in trade and other payables		28,558	642,227	161,742
Change in provisions		65,626	140,351	—
Change in other liabilities		(65,430)	26,729	17,300
Income tax paid		(1,864,311)	(1,788,020)	(840,021)
Interest paid	22(c)	(756,488)	(505,976)	(366,179)
Net cash generated from operating activities		7,668,611	8,659,380	3,214,573
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	9(a), 9(b)	—	(556,208)	(3,004,299)
Payment of deferred consideration for the acquisition of subsidiary	9(b)	(68,183)	(233,836)	—
Acquisition of equity-accounted investee	17	(132,474)	(426,998)	—
Acquisition of intangible assets		(105,197)	(114,825)	(77,723)
Payment for the acquisition of financial asset at fair value through profit and loss		(113,209)	—	—
Acquisition of property and equipment		(344,154)	(151,012)	(178,782)
Loans issued		—	(73,997)	(19,235)
Repayment of loans issued, including related interest		—	77,000	—
Investments in short-term deposits		—	(300,000)	—
Proceeds from short-term deposits		300,000	—	—
Interest received		211,320	204,587	52,432
Net cash used in investing activities		(251,897)	(1,575,289)	(3,227,607)
FINANCING ACTIVITIES:
Acquisition of treasury shares	20(f)	(329,642)	(1,096,357)	—
Bank and other loans received	22(a),22(c)	—	7,765	4,616,478
Non-convertible bonds issued	22(b), 22(c)	—	—	4,000,000
Bank loans and other borrowings origination fees paid	22(a), 22(c)	—	(43,615)	(56,668)
Bank and other loans repaid	22(a), 22(c)	(485,789)	(400,672)	(5,397,895)
Payment for lease liabilities	22(c), 24	(114,365)	(90,166)	(59,737)
Dividends paid to shareholders	20(d), 22(c)	(3,213,927)	(2,073,893)	(1,885,441)
Dividends paid to non-controlling interest	20(d), 22(c)	(92,408)	(106,978)	(102,731)
Acquisition of non-controlling interests	22(c)	—	(155,177)	—
Contribution from non-controlling interest	28	—	—	44
Payments of put liability to non-controlling participants in subsidiary	22(c)	(157,577)	—	—
Net cash used in financing activities		(4,393,708)	(3,959,093)	1,114,050
Net increase in cash and cash equivalents		3,023,006	3,124,998	1,101,016
Cash and cash equivalents, beginning of year	19	6,523,228	3,367,610	2,089,215
Effect of exchange rate changes on cash		(197,543)	30,620	177,379
Cash and cash equivalents, end of year	19	9,348,691	6,523,228	3,367,610

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

The Company’s registered address is 19A Andrea Mikellidi, Strovolos, Nicosia, Cyprus and business address is 9/10 Godovikova str., Moscow, Russia.

The Group’s American Depositary Securities (ADSs) have been listed on The Nasdaq Global Select Market (Nasdaq) since May 8, 2019. Subsequently, the Group completed two secondary public offerings of its ADSs on Nasdaq on July 20, 2020 and June 7, 2021. The Group’s ADSs have been admitted to trading on Moscow Stock Exchange (MOEX) since September 24, 2020. The ADSs are listed on Nasdaq under the symbol “HHR” and on MOEX under the symbol “HHRU”.

On February 28, 2022, Nasdaq halted trading the Group’s ADSs. On March 15, 2023 the Group received notice about the delisting of the Company’s securities from the Nasdaq Global Select Market. On March 21, 2023, the Group submitted a request for a hearing before a Nasdaq Hearings Panel (the “Hearing Panel”) to appeal the Delisting Notice (also see Note 31). The trading on MOEX is low given the scarcity of local liquidity.

As of December 31, 2022 the Group has no ultimate controlling party and the major shareholders are Highworld Investments Limited and ELQ Investors VIII Limited, which collectively have 38.06% of the Group’s voting shares. Related party transactions are disclosed in Note 30. On January 10, 2023 Highworld Investments Limited sold 22.68% of the Group’s voting shares to Kismet Capital Group (Note 31).

The Company has a Russian tax residency status since June 19, 2019. As a Russian tax resident, the Company is subject to the Russian Tax Code requirements.

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

Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. Since February 2022, after the recognition of the self-proclaimed Donetsk and Lugansk People’s Republics and the start of a special military operation in Ukraine by the Russian Federation, the above countries have imposed additional tough sanctions against the Government of the Russian Federation, as well as large financial institutions, legal entities and individuals in Russia. In addition, restrictions were imposed on the supply of various goods and services to Russian enterprises. Also, in the context of the imposed sanctions, a number of large international companies from the United States, the European Union and other countries discontinued, significantly reduced or suspended their own activities in the Russian Federation, as well as doing business with Russian citizens and legal entities.

In September 2022, partial mobilization was announced in the Russian Federation. Referendums were held in the recognized republics of Donetsk and Lugansk, as well as in the Zaporozhye and Kherson regions of Ukraine, which resulted in incorporation of the territories into the Russian Federation. As a result of these events further sanctions were imposed and there is a risk of increasing pressure on the Russian economy. In response to the above, the Government of the Russian Federation has introduced a set of measures, which are counter-sanctions, currency control measures, a number of key interest rate decisions and other special economic measures to ensure the security and maintain the stability of the Russian economy.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The imposition and subsequent strengthening of sanctions and the partial mobilization resulted in elevated economic uncertainty, including reduced liquidity and high volatility in the capital markets, volatility of the Rouble exchange rate and the key interest rate, a decrease in foreign and domestic direct investments, difficulties in making payments for Russian Eurobond issuers, and also a significant reduction in the availability of sources of debt financing.

In addition, Russian companies have virtually no access to the international stock market, the debt capital market and other development opportunities, which may lead to their increased dependence on the governmental support. The Russian economy is in the process of adaptation associated with the replacement of retiring export markets, a change in supply markets and technologies, as well as changes in logistics, supply and production chains.

It is difficult to assess the consequences of the imposed and possible additional sanctions as well as partial mobilization, in the long term, however, these events can have a significant negative impact on the Russian economy.

The wave-like nature of the spread of COVID-19 coronavirus infection continues to create additional uncertainty in the business environment.

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

The financial position of the Group, its cash flows, liquidity position and credit facilities are described in the primary statements and notes of these consolidated financial statements, including Note 22 in relation to the long-term loans and borrowings obtained by the Group in order to finance business combinations. In addition, Note 27 includes the Group’s policies for managing its liquidity risk.

Despite the latest geopolitical developments, management reasonably assumes that the Group has adequate resources to continue its operations without significant disruptions for the foreseeable future, which is at least 12 months from the date when these consolidated financial statements were authorized for issue. Accordingly, they are satisfied that the consolidated financial statements should be prepared on a going concern basis. Please see also Note 1(b). Management believes that there are no material uncertainties regarding going concern.

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

The results and financial position of subsidiaries whose functional currency is different from the presentation currency are translated into presentation currency using the following procedures:

–	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
–	income and expenses for each statement of comprehensive income presented are translated at exchange rates at the dates of the transactions; and
–	all resulting exchange differences shall be recognised in other comprehensive income.

4.    Changes in significant accounting policies

Changes applicable from January 1, 2022

The following new amendments are effective from January 1, 2022, but they do not have an effect on the Group’s consolidated financial statements:

“COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)”

“Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)”

“Annual Improvements to IFRS Standards 2018-2020”

“Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)”

“Reference to the Conceptual Framework (Amendments to IFRS 3)”

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

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

–	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

–	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
–	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The financial assets of the Group comprise:

–

trade and other receivables and cash and cash equivalents, which are classified as measured at amortized cost. Cash and cash equivalents comprise cash balances and call deposits.These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

–

equity investments, which are classified as measured at fair value through profit and loss. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

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

The estimated useful lives for the current and comparative periods are as follows:

● core systems equipment	2-10 years

● office equipment	2-10 years

● furniture and fixtures	2-5 years

● leasehold improvements	3-5 years (the shorter of five years or the remaining period of the lease term)

● other property and equipment	1-3 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(f)	Intangible assets
(i)	Goodwill

Goodwill that arises on the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill, see Note 16.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(ii)	Intangible assets assumed in business combination

Identifiable intangible assets assumed in a business combination are initially recognized at fair value and subsequently measured at initially recognized amount less accumulated amortization and accumulated impairment losses. Such assets include, but are not limited to: brand name “hh.ru” (registered on March 11, 2011 with certificate № 431008), brand name “zarplata.ru” since 2020 (see Note 9) (registered on January 19, 2017 with certificate #602175), brand name “skillaz” since 2021 (see Note 9) (registered on February 15, 2021 with certificate #797909), web-sites, software “skillaz”, CV databases, and non-contractual customer relationships.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use since this most closely reflects the expected pattern of consumption of future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

● CV database	2-10 years

● non-contractual customer relationships	5-10 years

● domain names	10 years

● patents and trademarks	5-10 years

● website software	3 years

● software “skillaz”	5 years

● corporate, office software, licences and others	1-3 years

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g)	Impairment
(i)	Financial assets

The Group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost.

The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

-	bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

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

The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Group considers a financial asset to be in default when:

-	the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realising security (if any is held); or
-	the financial asset is more than 90 days past due.

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

Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the borrower or issuer;
-	a breach of contract such as a default or being more than 90 days past due;
-	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
-	it is probable that the borrower will enter bankruptcy or other financial reorganisation; or
-	the disappearance of an active market for a security because of financial difficulties.

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

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance costs.

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

Employee benefits include short-term employee benefits, social taxes, share-based payments and other long-term employee benefits, and are disclosed in ‘Personnel expenses’ in Note 12.

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

The related cost is recognised in ‘Personnel expenses’ (see Note 12), together with a corresponding increase in equity (share–based payment reserve), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognised for equity-settled awards at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of income and comprehensive income for a period represents the movement in cumulative expense recognised between the beginning and end of that period.

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

Modification

When the terms and conditions of the equity instruments are modified, the Group recognise, as a minimum, the services received measured at the grant date fair value of the equity instruments granted, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. In addition, the Group recognise the effects of modifications that increase the total fair value of the share-based payment arrangement or are otherwise beneficial to the employee.

Change in classification as a result of modification

A change from equity-settled to cash-settled award arising from modification occur, if a cash alternative at the employee’s discretion is subsequently addedto an equity-settled share-based payment that results in a reclassification as a financial liability. Such a modification leads to a reclassification, at the date of modification, of an amount equal to the fair value of liability from equity to liability.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Cash-settled awards

A liability is recognised for the fair value of cash-settled awards. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in ‘Personnel expenses’ (see Note 12). The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model.

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

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, or at origination date, if later, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period or at derecognition date, if earlier.

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

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results (see Note 8), for which discrete financial information is available, are reviewed regularly by the Group’s CEO and Board of directors to make decisions about resources to be allocated to the segment and assess its performance. Segment results that are reported to the CEO and Board of directors include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(p)	Earnings per share

Net income per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period.

(q)	Basis of preparation and measurement

The consolidated financial statements have been prepared on the historical cost basis except for assets acquired and liabilities assumed in the business combination which are measured at fair value at the date of acquisition (see Note 9), the liability for cash-settled awards (see Note 21(a)(iii)) and the other financial assets which are measured at fair value on each reporting date.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

6.    New standards and interpretations issued but not yet effective

A number of new and amended standards are effective for annual periods beginning after January 1, 2022 and earlier application is permitted; however, the Group has not earlier adopted the new or amended standards in preparing these consolidated financial statements.

-Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax assets and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

The Group accounts for deferred tax on leases applying the “integrally linked” approach, resulting in a similar outcome to the amendments, except that the deferred tax asset or liability is recognized on a net basis. Under the amendments, the Group will dislose a separate deferred tax assets and a deferred tax liability on leases in the notes. There will be no impact on retained earnings on adoption of the amendments.

-Classification of liabilities as current or non-current (Amendments to IAS 1)

The amendments, as issued in 2020, aim to clarify the requirements on determing whether a liability is current or non-current, and apply for annual reporting periods beginning on or after January 1, 2023. However, the IASB has subsequently proposed further amendments to IAS 1 and the deferral of the effective date of the 2020 amendments to no earlier than January 1, 2024. Due to these ongoing developments, the Group is unable to determine the impact of these amendments on the consolidated financial statements in the period of initial application. The Group is closely monitoring the developments.

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements:

-IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts;

-Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);

-	Definition of Accounting Estimate (Amendments to IAS 8).

7.    Use of estimates and judgments

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

(a)	Key areas of estimation uncertainty and critical judgments:
●	Note 16 “Intangible assets and goodwill” - goodwill impairment.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(b)	Other areas of estimation uncertainty and judgments:
●	Note 9 “Business combination” – fair values of intangible assets and their estimated useful lives;
●	Note 21 “Long-term Incentive Plans (LTIPs)” - grants under “2021 RSU Plan”;
●	Note 5(j) “Revenue” - recognition and measurement of revenue;
●	Note 14 “Income taxes”, Note 29 “Contingencies” – provisions for income tax and tax contingencies;
●	Note 17 “Equity-accounted investees” – impairment of investment in associate and determining the fair value of the option contracts;
●	Note 26 “Provisions” – provision for taxes, other than income tax.

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

8.    Operating segments

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

Goodwill is allocated to reportable segments as described in Note 16. Intangible assets other than goodwill are allocated primarily to the “Russia(hh.ru)” and Other (in the part of Skillaz CGU and Zarplata.ru CGU - see Note 9) reportable segments.

	For the year ended December 31, 2022
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	16,046,546	2,038,618	18,085,164	—	—	18,085,164
Inter-segment revenue	34,429	131,421	165,850	—	(165,850)	—
External expenses	(7,082,568)	(1,598,127)	(8,680,695)	(144,375)	—	(8,825,070)
Inter-segment expenses	(128,392)	(34,762)	(163,154)	—	163,154	—
Segment EBITDA	8,870,015	537,150	9,407,165	(144,375)	(2,696)	9,260,094

	For the year ended December 31, 2021
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	13,891,375	2,076,658	15,968,033	—	—	15,968,033
Inter-segment revenue	21,670	60,312	81,982	—	(81,982)	—
External expenses	(5,547,518)	(1,441,886)	(6,989,404)	(318,289)	—	(7,307,693)
Inter-segment expenses	(59,878)	(21,224)	(81,102)	—	81,102	—
Segment EBITDA	8,305,649	673,860	8,979,509	(318,289)	(880)	8,660,340

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	For the year ended December 31, 2020
	Russia	Other	Total
	(hh.ru)	segments	segments	Unallocated	Eliminations	Total
External revenue	7,724,264	557,843	8,282,107	—	—	8,282,107
Inter-segment revenue	3,981	9,587	13,568	—	(13,568)	—
External expenses	(3,726,803)	(170,367)	(3,897,170)	(272,412)	—	(4,169,582)
Inter-segment expenses	(10,513)	(539)	(11,052)	—	11,052	—
Segment EBITDA	3,990,929	396,524	4,387,453	(272,412)	(2,516)	4,112,525

(c)   Reconciliation of information on reportable segments to IFRS measures

Reconciliation of consolidated profit before income tax to Segment EBITDA of the Group is presented below:

	For the year ended December 31,
	2022	2021	2020
Consolidated profit before income tax	5,235,995	6,867,605	2,571,597
Adjusted for:
Depreciation and amortization	1,185,745	1,066,284	750,558
Net finance costs (Note 13)	579,398	416,471	350,216
Gain on remeasurement of previously held interest in equity accounted investees (Note 9(a))	—	(223,308)	—
Net foreign exchange loss/(gain)	302,862	(1,424)	(83,030)
SPO-related costs	—	74,443	122,940
Costs related to business combinations	—	23,083	51,665
Insurance cover related to IPO	—	—	54,772
LTIPs, including related social taxes (Note 21)	915,879	516,241	262,646
Grant of shares to Board of Directors (including social taxes) (Note 30(b))	17,161	24,654	23,597
Share of loss of equity-accounted investees (net of income tax) (Note 17)	55,563	17,925	49,181
Other financing and transactional costs	96,720	—	—
Integration bonuses	111,863	—	—
Restructuring costs (reversed)/accrued	(7,279)	28,044	—
Income from depositary (Note 25)	(67,970)	(58,226)	(41,617)
Write-off of expired tax risks and related indemnity	(138,669)	(91,452)	—
Goodwill impairment (Note 16)	657,032	—	—
Impairment of equity-accounted investees (Note 17(a)(i))	218,126	—	—
Changes in put liability to non-controlling participants in subsidiary	97,668	—	—
Segment EBITDA (as presented to the CODM)	9,260,094	8,660,340	4,112,525

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Reconciliation of consolidated operating costs and expenses (exclusive of depreciation and amortization) to Segment External expenses of the Group is presented below:

	For the year ended December 31,
	2022	2021	2020
Consolidated operating costs and expenses (exclusive of depreciation and amortization)	9,977,452	7,949,215	4,691,300
Adjusted for:
Insurance cover related to IPO	—	—	(54,772)
SPO-related costs	—	(74,443)	(122,940)
Costs related to business combinations	—	(23,083)	(51,665)
LTIPs (Note 21)	(915,879)	(516,241)	(262,646)
Grant of shares to the Board of Directors (including social taxes) (Note 30(b))	(17,161)	(24,654)	(23,597)
Other financing and transactional costs	(96,720)	—	—
Integration bonuses	(111,863)	—	—
Restructuring costs reversed/(accrued)	7,279	(28,044)	—
Changes in put liability to non-controlling participants in subsidiary	—	32,467	—
Other	(18,038)	(7,524)	(6,098)
Segment External expenses (as presented to the CODM)	8,825,070	7,307,693	4,169,582

(d)   Geographical information

The geographical information below analyses the Group’s revenue by country of domicile of a customer, including the Group’s principal country of operations and in all foreign countries.

	For the year ended December 31,
	2022	2021	2020
Russia	17,061,078	14,965,091	7,663,785
All foreign countries, including:	1,024,086	1,002,942	618,322
Kazakhstan	560,117	443,557	256,564
Belarus	379,007	459,289	301,208
Other countries	84,962	100,096	60,550
	18,085,164	15,968,033	8,282,107

(e)   Major customers

In all reporting periods no customer represented 10% or more of the Group’s total revenue.

9.    Business combination

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

The fair value of the call option was 59,999 at acquisition date (as of December 31, 2020 - 25,491). The corresponding gain of 34,508 is included within “Finance income” in the consolidated statement of income and comprehensive income for the year ended December 31, 2021 (see Note 13(a)). Key assumptions used in the Black Scholes Merton (“BSM”) pricing model were as follows:

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

The fair value of contingent consideration payable as at acquisition date consists of (a) 216,764 payable subject to customary closing conditions, and (b) 187,942 payable over 4-year period subject to certain historical tax risks identified in Zarplata not being realised.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The customary closing conditions were fulfilled and the payment of 216,764, which is stipulated in item (a), was settled as of March 31, 2021. Also the payments stipulated in item (b), were settled in February 2021 of 17,000 and in February 2022 of 68,183, as the specified tax risks have not been realised. The fair value of the consideration payable stipulated in item (b) as at reporting date is 109,377 (as of December 31, 2021 - 177,503). The undiscounted value of the consideration payable stipulated in item (b) as at reporting date is 111,570 (as of December 31, 2021 – 185,111).

Based on current assessment of the historical tax risks, as at December 31, 2022 it is probable that the outstanding amount payable in item (b) will be settled.

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

The Company identified certain tax risks pertaining to Zarplata.ru and the unfavorable outcome of most of them is assessed as possible, while others are considered as probable. The share purchase agreement commits the seller to reimburse part of the losses incurred, suffered or sustained by the Company in respect of this matter during the four years from the date of the agreement. The Company made a provision for these tax risks, both probable and possible (included in Income tax payable and Provisions), of 586,100 as at acquisition date and 207,062 as of December 31, 2022 (as of December 31, 2021 – 432,626) and a related indemnification asset at fair value of 186,473 as at acquisition date and 47,884 as of December 31, 2022 (as of December 31, 2021 - 117,844). The write-off of tax risks (other than income tax) and related indemnity of 138,964 for the year ended December 31, 2022 is included in “Other income” in the consolidated statement of comprehensive income (for the year ended December 31, 2021 – 91,461).

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The Group exercised significant judgments in the accounting for the business combination. The most significant judgments related to the determination of fair values of intangible assets and their estimated useful lives as well as fair values of income tax and other taxes provisions and related indemnification asset. In determining of the fair values of the intangible assets management made assumptions on the timing and the amounts of the Zarplata’s future cash flows, applicable growth rates and discount factors, expected attrition rates of the customer relationships and comparable royalty rates for similar businesses. In determining fair values of tax provisions, deferred tax liabilities and indemnification asset management made assumptions in relation to probability, base amounts and applicable rates of taxation. Certain key assumptions are further disclosed in Note 16.

10.  Earnings per share

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

Under the 2016 HeadHunter Unit Option Plan, the Company may issue up to 1,271,436 new shares to settle the awards provided by the plan over the period of 4 years from the date of the IPO (see Note 21(a)(i)), of which 635,720 shares have already been issued, 26,767 shares have been forfeitured and the remaining 608,949 shares may be issued after December 31, 2022.

Under the 2018 HeadHunter Unit Option Plan, the Company may issue new shares to settle the awards provided in the plan over the period of 7 years from the grant date (see Note 21(a)(ii)) depending on share price performance; if on December 31, 2022 all units would vest, 394,625 new shares would have been issued.

Under 2021 RSU Plan, the Company may issue new shares up to 6% of the fully diluted aggregate number of ordinary shares issued. As of December 31, 2022, the Company had 539,550 unvested ordinary shares to be issued under 2021 RSU Plan, out of which 155,578 unvested ordinary shares are dilutive and included in the diluted weighted-average number of ordinary shares calculation.

Also, as of December 31, 2022 the Company may issue up to 26,941 new shares over next 3 year period as part of the remuneration of its Board of Directors.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Accordingly, 1,570,065 new shares may be issued by the Company in total as of December 31, 2022 in relation to the Long-term Incentive Plans (LTIPs) and Board of Directors remuneration agreements (as of December 31, 2021 – 1,659,800 shares, as of December 31, 2020 – 1,358,914 shares).

	For the year ended December 31,
	2022	2021	2020
Net income attributable to owners of the Company	3,651,810	5,390,677	1,748,960
Weighted average number of ordinary shares outstanding (Note 20)	50,263,821	50,499,021	50,206,696

Effects of dilution from:
Share options (weighted average)	1,273,388	1,356,446	1,377,708
Weighted average number of ordinary shares outstanding adjusted for the effect of dilution	51,537,209	51,855,467	51,584,404

Earnings per share (in Russian Roubles per share)
Basic	72.65	106.75	34.84
Diluted	70.86	103.96	33.90

The average market value of the Company’s shares for the purpose of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

11.  Revenue

(a)   Disaggregation of revenue from contracts with customers

	For the year ended December 31,
	2022				2021				2020
										Total
										other
		Total other segments				Total other segments				segments
	Russia	Russia		Total	Russia	Russia		Total			Total
	(hh.ru)	(Zarpla-ta.ru)	Other	segments	(hh.ru)	(Zarpla-ta.ru)	Other	segments	Russia	Other	segments
Bundled Subscriptions	4,723,923	248,901	96,492	5,069,316	3,787,713	276,535	65,823	4,130,071	2,332,272	40,195	2,372,467
CV Database Access	2,791,396	81,783	415,272	3,288,451	2,740,223	109,917	410,374	3,260,514	1,538,702	273,543	1,812,245
Job Postings	7,209,898	267,253	381,482	7,858,633	6,194,180	390,455	378,719	6,963,354	3,134,522	207,703	3,342,225
Other VAS	1,321,329	96,669	450,766	1,868,764	1,169,259	141,361	303,474	1,614,094	718,768	36,402	755,170
Total revenue	16,046,546	694,606	1,344,012	18,085,164	13,891,375	918,268	1,158,390	15,968,033	7,724,264	557,843	8,282,107

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

In the following table, revenue from contracts with customers of “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments is disaggregated by type of customer:

	For the year ended December 31,
	2022	2021	2020
Key Accounts in Russia
Moscow and St.Petersburg	4,586,157	3,868,460	2,156,248
Other regions of Russia	1,758,189	1,422,118	815,323
Sub-total	6,344,346	5,290,578	2,971,571
Small and Medium Accounts in Russia
Moscow and St.Petersburg	5,238,903	4,881,678	2,526,381
Other regions of Russia	4,465,133	4,035,679	1,825,497
Sub-total	9,704,036	8,917,357	4,351,878
Foreign customers of Russia segment	80,335	95,272	57,822
Other customers in Russia	612,435	506,436	342,993
Total for “Russia” operating segment	16,741,152	14,809,643	7,724,264

The revenue arising from non-monetary exchanges of services with customers included in the table above is 81,004 for the year ended December 31, 2022, 77,763 for the year ended December 31, 2021 and 43,397 for the year ended December 31, 2020.

(b)   Contract balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

		As at December 31,
	Note	2022	2021
Receivables, which are included in “Trade and other receivables”	18	117,267	141,125
Contract liabilities		5,637,539	4,644,839

The contract liabilities primarily relate to the advance consideration received from customers for granting access to our CV database and displaying job advertisements on our web site, for which revenue is recognised when performance obligations are met.

Increase in contract liabilities is explained primarily by growth of our sales as well as increase of prepayments from customers in anticipation the list price increase.

The amount of 4,319,203 recognised in contract liabilities at the beginning of the year has been recognised as revenue for the year ended December 31, 2022 (for the year ended December 31, 2021 – 2,619,549).

The revenue recognised for the year ended December 31, 2022 from performance obligations satisfied (or partially satisfied) in previous periods is 54,180 (for the year ended December 31, 2021 – 20,649). This is mainly due to changes in the estimate of the expected usage of job postings and contact views in our Bundled Subscriptions and CV Database Access.

No information is provided about remaining performance obligations as at December 31, 2022 that have an original expected duration of one year or less, as allowed by IFRS 15.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

12.  Operating costs and expenses (exclusive of depreciation and amortization)

	For the year ended
	December 31,
	2022	2021	2020
Personnel expenses	(5,746,836)	(4,183,569)	(2,579,958)
Marketing expenses	(2,410,716)	(2,113,439)	(1,105,247)
Subcontractor and other costs related to provision of services	(494,759)	(430,276)	(194,644)
Office rent and maintenance	(363,068)	(306,116)	(176,672)
Professional services	(537,520)	(470,918)	(335,681)
Insurance services	(133,423)	(169,537)	(181,047)
Hosting and other website maintenance	(104,638)	(81,471)	(46,325)
Other operating expenses	(186,492)	(193,889)	(71,726)
Operating costs and expenses (exclusive of depreciation and amortization)	(9,977,452)	(7,949,215)	(4,691,300)

Contributions to state pension funds recognised within “Personnel expenses” is 559,164 for the year ended December 31, 2022, 602,977 for the year ended December 31, 2021 and 375,977 for the year ended December 31, 2020.

13.  Finance income and costs

(a)   Finance income

	For the year ended
	December 31,
	2022	2021	2020
Interest on term deposits	215,910	204,497	51,857
Interest accrued on loans to related parties (Note 30(c))	—	782	947
Interest accrued on loan to third party	—	2,807	—
Net gain on financial assets measured at fair value through profit and loss (Note 9(a))	—	34,508	150
Other interest income	53	514	6,375
Total finance income	215,963	243,108	59,329

(b)   Finance costs

	For the year ended
	December 31,
	2022	2021	2020
Interest accrued on bank loan (Notes 22(a), 22(c))	(488,085)	(342,425)	(357,377)
Interest accrued on non-convertible bonds (Notes 22(b), 22(c))	(271,360)	(270,442)	(12,543)
Interest accrued on lease liabilities (Notes 24, 22(c))	(17,912)	(20,466)	(26,334)
Interest accrued on loans from related parties (Note 30 (c), 22(c))	(121)	(572)	—
Other interest costs	(17,883)	(25,674)	(13,291)
Total finance costs	(795,361)	(659,579)	(409,545)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

14.  Income taxes

(a)   Amounts recognized in profit or loss

As the Group generates most of its revenues and profits from operations in Russia, the Group’s applicable tax rate is the Russian corporate income tax rate of 20%.

	For the year ended
	December 31,
	2022	2021	2020
Current tax expense:
Current year	(1,919,618)	(1,935,291)	(873,925)
Reversal of provision for uncertain income tax positions	112,129	221,700	92,012
Recognition of provision for uncertain income tax positions	(14,164)	(31,332)	(4,044)
Total current tax expense	(1,821,653)	(1,744,923)	(785,957)
Deferred tax reversal:
Origination and reversal of temporary differences	277,152	370,089	100,185
Total deferred tax reversal	277,152	370,089	100,185
Total income tax expense	(1,544,501)	(1,374,834)	(685,772)

(b)   Income tax payable

	December 31,	December 31,
	2022	2021
Current income tax payable	255,949	202,112
Provision for uncertain income tax positions (Notes 14(a),9(b))	57,478	155,443
Total income tax payable	313,427	357,555

(c)   Reconciliation of effective tax rate

	For the year ended December 31,
	2022	2021	2020
Profit before income tax	5,235,995	6,867,605	2,571,597
Income tax at 20% tax rate	(1,047,199)	(1,373,521)	(514,319)
Effect of tax rates in foreign jurisdictions	212	2,920	3,878
Withholding tax on intra-group dividends	(34,671)	(14,643)	(15,771)
Reversal of provision for uncertain income tax positions	112,129	221,700	92,012
Non-taxable gain on remeasurement of previously held interest in equity accounted investees	—	44,662	—
Unrecognized deferred tax asset	(144,368)	(101,829)	(134,495)
Non-deductible expenses related to LTIPs	(112,566)	(56,662)	(52,465)
Non-deductible expenses related to goodwill impairment	(131,406)	—	—
Non-deductible expenses related to impairment of equity-accounted investees	(43,626)	—	—
Effect of tax exemption in subsidiary	(49,312)	(43,008)	—
Other net non-deductible expense	(93,694)	(54,453)	(64,612)
Total income tax expense	(1,544,501)	(1,374,834)	(685,772)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(d)   Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Contract liabilities	405,558	329,221
Unused vacation accruals	26,961	21,942
Employee benefits	44,721	37,799
Trade and other payables	8,034	15,210
Right-of-use assets and lease liabilities	4,547	5,251
Intangible assets	14,119	4,244
Property and equipment	7,899	2,149
Tax benefit from LTIPs - income	93,409	46,586
Tax benefit from LTIPs - equity	—	12,445
Tax losses carry-forward in subsidiary	23,921	—
Deferred tax assets netting	(4,683)	(22,957)
Total deferred tax assets	624,486	451,890

Deferred tax liabilities:
Intangible assets	—	(572)
Intangible assets identified on acquisitions	(412,666)	(515,369)
Loans and borrowings	(5,257)	(11,383)
Deferred tax liabilities netting	4,683	22,957
Total deferred tax liabilities	(413,240)	(504,367)
Net deferred tax asset/(liability)	211,246	(52,477)

Unrecognized deferred tax assets as at December 31, 2022 were 814,032 (as at December 31, 2021 – 669,664). They relate to tax losses of the Group’s subsidiaries. The tax losses do not expire under current Russian tax legislation. Deferred tax assets have not been recognised in respect of these tax losses because it is not probable that future taxable profit will be available against which the Group’s subsidiaries can utilise the benefits therefrom.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(e)   Movement in deferred tax balances

				Effect of
	January 1,	Recognized in	Recognized in	movement in	December 31,
	2022	profit or loss	equity	exchange rates	2022
Property and equipment	2,149	5,773	—	(23)	7,899
Intangible assets	(511,697)	112,910	—	240	(398,547)
Unused vacation accruals	21,942	5,138	—	(119)	26,961
Employee benefits	37,799	6,916	—	6	44,721
Contract liabilities	329,221	77,240	—	(903)	405,558
Trade and other payables	15,210	(6,982)	—	(194)	8,034
Loans and borrowings	(11,383)	6,126	—	—	(5,257)
Right-of-use assets and lease liabilities	5,251	(713)	—	9	4,547
Tax benefit from LTIPs - income	46,586	46,823	—	—	93,409
Tax benefit from LTIPs - equity	12,445	—	(12,445)	—	—
Tax losses carry-forward in subsidiary	—	23,921	—	—	23,921
Net deferred tax (liability)/asset	(52,477)	277,152	(12,445)	(984)	211,246

				Effect of
	January 1,	Recognized in	Recognized in	movement in	December 31,
	2021	profit or loss	equity	exchange rates	2021
Property and equipment	(4,478)	6,629	—	(2)	2,149
Intangible assets	(607,471)	95,799	—	(25)	(511,697)
Unused vacation accruals	11,567	10,411	—	(36)	21,942
Employee benefits	30,502	7,321	—	(24)	37,799
Contract liabilities	140,143	189,179	—	(101)	329,221
Trade and other payables	6,408	8,798	—	4	15,210
Loans and borrowings	(16,947)	5,564	—	—	(11,383)
Right-of-use assets and lease liabilities	5,452	(198)	—	(3)	5,251
Tax benefit from LTIPs - income	—	46,586	—	—	46,586
Tax benefit from LTIPs - equity	—	—	12,445	—	12,445
Net deferred tax liability	(434,824)	370,089	12,445	(187)	(52,477)

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

15.  Property and equipment

		Office
		equipment,
	Servers and	furniture	Leasehold
	computers	and other	improvements	Total
Cost
Balance at January 1, 2022	273,906	290,340	284,264	848,510
Additions	163,138	177,265	3,314	343,717
Disposals	(1,685)	(21,958)	(1,548)	(25,191)
Foreign currency translation difference	—	(828)	56	(772)
Balance at December 31, 2022	435,359	444,819	286,086	1,166,264
Depreciation
Balance at January 1, 2022	135,800	148,302	140,422	424,524
Depreciation for the year	61,720	94,316	72,017	228,053
Disposals	(1,685)	(21,278)	(181)	(23,144)
Foreign currency translation difference	—	(680)	(76)	(756)
Balance at December 31, 2022	195,835	220,660	212,182	628,677
Net book value
At December 31, 2022	239,524	224,159	73,904	537,587

		Office
		equipment,
	Servers and	furniture	Leasehold
	computers	and other	improvements	Total
Cost
Balance at January 1, 2021	202,129	293,035	285,883	781,047
Acquisition through business combinations (Note 9)	—	3,436	—	3,436
Additions	75,667	69,831	5,325	150,823
Disposals	(3,890)	(75,867)	(6,933)	(86,690)
Foreign currency translation difference	—	(95)	(11)	(106)
Balance at December 31, 2021	273,906	290,340	284,264	848,510
Depreciation
Balance at January 1, 2021	94,071	144,150	76,101	314,322
Depreciation for the year	45,619	79,962	71,262	196,843
Disposals	(3,890)	(75,729)	(6,933)	(86,552)
Foreign currency translation difference	—	(81)	(8)	(89)
Balance at December 31, 2021	135,800	148,302	140,422	424,524
Net book value
At December 31, 2021	138,106	142,038	143,842	423,986

As of December 31, 2022 the Group conducted review of operational efficiency of servers, computers and other equipment, which resulted in increase in the expected useful life of these assets. The expected effect of these changes on depreciation expenses for 2023 is a decrease of RUB 73 million.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

16.  Intangible assets and goodwill

							Other
			Non-contractual				software,
			customer	Trademarks	Website	Patents and	licenses and
	Goodwill	CV database	relationships	and domains	software	copyrights	other	Total
Cost
Balance at January 1, 2022	10,630,361	737,913	2,611,805	1,902,795	774,911	7,399	113,809	16,778,993
Additions arising from internal development	—	—	—	—	404	—	—	404
Other additions	—	—	—	—	1,723	4,213	94,084	100,020
Disposals	—	—	—	—	(96,821)	(754)	(70,863)	(168,438)
Foreign currency translation difference	(37,969)	—	—	(719)	(1,533)	—	(282)	(40,503)
Balance at December 31, 2022	10,592,392	737,913	2,611,805	1,902,076	678,684	10,858	136,748	16,670,476
Amortization and impairment losses
Balance at January 1, 2022	—	402,452	1,259,797	925,793	172,596	5,287	57,572	2,823,497
Amortization for the year		103,164	276,888	190,157	186,973	2,755	90,031	849,968
Impairment losses	657,032	—	—	—	—	—	—	657,032
Disposals	—	—	—	—	(96,821)	(754)	(70,863)	(168,438)
Foreign currency translation difference	—	—	—	(97)	197	—	(457)	(357)
Balance at December 31, 2022	657,032	505,616	1,536,685	1,115,853	262,945	7,288	76,283	4,161,702
Net book value
At December 31, 2022	9,935,360	232,297	1,075,120	786,223	415,739	3,570	60,465	12,508,774

							Other
			Non-contractual				software,
			customer	Trademarks	Website	Patents and	licenses and
	Goodwill	CV database	relationships	and domains	software	copyrights	other	Total
Cost
Balance at January 1, 2021	9,881,100	737,913	2,572,532	1,902,437	212,508	6,473	77,491	15,390,454
Acquisition through business combinations (Note 9)	752,485	—	39,273	212	566,384	—	3,551	1,361,905
Additions arising from internal development	—	—	—	—	17,998	—	—	17,998
Other additions	—	—	—	33	5,212	3,667	90,685	99,597
Disposals	—	—	—	—	(27,063)	(2,741)	(57,887)	(87,691)
Foreign currency translation difference	(3,224)	—	—	113	(128)	—	(31)	(3,270)
Balance at December 31, 2021	10,630,361	737,913	2,611,805	1,902,795	774,911	7,399	113,809	16,778,993
Amortization
Balance at January 1, 2021	—	299,287	987,817	735,559	46,992	5,913	47,521	2,123,089
Amortization for the year	—	103,165	271,980	190,220	152,668	2,100	67,959	788,092
Disposals	—	—	—	—	(27,063)	(2,726)	(57,887)	(87,676)
Foreign currency translation difference	—	—	—	14	(1)	—	(21)	(8)
Balance at December 31, 2021	—	402,452	1,259,797	925,793	172,596	5,287	57,572	2,823,497
Net book value
At December 31, 2021	10,630,361	335,461	1,352,008	977,002	602,315	2,112	56,237	13,955,496

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Impairment test

Goodwill as at December 31, 2022 of 9,935,360 (as at December 31, 2021 – 10,630,361) is attributable to the acquisition of 100% ownership interest in HeadHunter in 2016, the acquisition of 100% ownership interest in Zarplata in December 2020 (see Note 9(b)), and the acquisition of 65.02% ownership interest in Skillaz in the first quarter of 2021 (see Note 9(a)).

Carrying amount of goodwill allocated to each of the CGUs:

	December 31, 2022	December 31, 2021
HeadHunter “Russia” operating segment	6,607,362	6,607,362
HeadHunter “Kazakhstan” operating segment	155,104	171,792
HeadHunter “Belarus” operating segment	158,954	180,236
Zarplata operating segment (see Note 9(b))	2,261,455	2,918,486
Skillaz operating segment (see Note 9(a))	752,485	752,485
Total goodwill	9,935,360	10,630,361

At December 31, 2022 management estimated the recoverable amount of the Group’s cash-generating units (“CGU”).

The recoverable amount of the HeadHunter CGUs represented its fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares on Moscow Stock Exchange (Level 1) on the estimated portion attributable to each respective CGU. At December 31, 2022 the estimated recoverable amounts of all HeadHunter CGUs significantly exceeded their carrying amounts.

The recoverable amount of the Zarplata CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue annual average growth rate, EBITDA margin, terminal growth rate and discount rate. The compound revenue annual growth rate for 2023-2027 is 15.5%. The forecasted EBITDA margin for 2023-2027 ranges from 3.3% to 41.3%. The pre-tax discount rate applied to the cash flow projections is 18.14% and the terminal growth rate for the free cash flows is 3.1%. As a result of interim impairment estimates determined as of March 31, 2022 and September 30, 2022 management recognized an impairment loss of Zarplata CGU of 657,032. As a result of year-end imparment test, no further impairment was identified. As of December 31, 2022 a reasonably possible decrease in revenue’s compound annual growth rate by 1%-point, holding other assumptions constant, would lead to an additional impairment of the Zarplata CGU by RUB 152 million. As of December 31, 2022 a reasonably possible increase in the pre-tax discount rate by 0.5%-point, holding other assumptions constant, would lead to an additional impairment of the Zarplata CGU by RUB 28 million.

The recoverable amount of the Skillaz CGU represented its value in use, determined by reference to discounted future cash flows generated from the continuing use of the CGU. The key assumptions used in the estimation of the CGU’s recoverable amount represented management’s assessment of future trends in the Group’s business and were based on the relevant external and internal historical data. Cash flows were forecasted based on past experience, actual operating results and the Group’s five-year business plan and based on the following key assumptions: revenue annual average growth rate, EBITDA margin, terminal growth rate and discount rate. The compound revenue annual growth rate for 2023-2027 is 30.6%. The forecasted EBITDA margin for 2023-2027 ranges from negative 2.7% to positive 23.3%. The pre-tax discount rate applied to the cash flow projections is 24.03% and the terminal growth rate for the free cash flows is 3.1%. No reasonable possible changes in key assumptions used in the estimation would lead to significant impairment of the CGU as at reporting date.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

17.  Equity-accounted investees

Investments in equity-accounted investees as of December 31, 2022 and 2021 comprised the following:

			Voting shares		Carrying values
		Country of	December 31,	December 31,	December 31,	December 31,
		incorporation	2022	2021	2022	2021
YouDo Web Technologies Limited	17(a)	Cyprus	9.91%	9.91%	103,753	360,574
Dream Job LLC	17(b)	Russia	46.66%	25%	137,180	54,047
Edstein LLC	17(c)	Russia	25%	—	31,791	—
					272,724	414,621

The above entities have the same reporting date as the Company. None of the entities were listed on a public exchange as of December 31, 2022 and 2021.

(a)YouDo

On October 28, 2021 the Group entered into a shares subscription agreement and acquired a stake of 9.91% in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia, in exchange for a cash consideration of $5 million or 349,052 (at exchange rate as of October 28, 2021). The acquisition related costs were 17,329 and have been included in the cost of the investment. The principal place of YouDo’ business is Russia.

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

In December 2021 the Group finalised purchase price allocation for YouDo acquisition. The fair value of the identifiable assets and liabilities of YouDo at the date of acquisition before the Group’s contribution under a shares subscription agreement has been calculated with reference to its value in use (Level 3) and were as follows:

Fair values
Non-current assets	628,010
Current assets	127,441
Non-current liabilities	(53,768)
Current liabilities	(186,002)
Total net assets (100)%	515,681
The Group’s contribution to YouDo’ equity	349,052
Total net assets, including the Group’s contribution	864,733
Group’s share of net assets (9.91)%	85,695

The Group has concluded call option contracts to purchase an additional 46.89% ownership interest in YouDo, one of which grants the right to purchase 14.90% ownership interest through the period of six months from October 28, 2022 and another to acquire 31.99% (or 46.89% in case call option 1 was not exercised) through the period of six months from October 28, 2023 (together referred to as “the call options”). As of December 31, 2022 the first call option which grants the right to purchase 14.90% ownership interest is not beneficial for the Group and was not exercised.

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

Total
Group’s share of net assets (9.91)%	85,695
Goodwill	280,686
Cash consideration transferred	366,381

Goodwill related to the associate of 280,686 was included in the carrying amount of the investment in associate. Goodwill was mainly attributable to the potential of YouDo to further enhance its position in B2B segment.

As of December 31, 2022 the carrying amount of the investment exceeds its estimated recoverable amount. As a result, the Group recognized an impairment loss of 218,126 (Note 17(a)(i)).

The following table summarises the financial information of YouDo as of December 31, 2022 and December 31, 2021 and for the year ended December 31, 2022 and a period from October 28, 2021 till December 31, 2021, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in YouDo.

	December 31,	December 31,
	2022	2021
Percentage ownership interest	9.91%	9.91%
Non-current assets	498,620	610,622
Current assets	70,734	324,752
Non-current liabilities	(53,768)	(53,768)
Current liabilities	(99,916)	(75,461)
Net assets (100)%	415,670	806,145
Group’s share of net assets (9.91)%	41,193	79,888
Goodwill	280,686	280,686
Impairment losses	(218,126)	—
Carrying amount of the Group’s interest in associate	103,753	360,574

		Period from
		October 28,
	Year ended	2021 till
	December 31,	December 31,
	2022	2021
Revenue	449,733	86,539
Loss before income tax	(390,476)	(58,592)
Net loss for the period (100)%	(390,476)	(58,592)
Total comprehensive loss (100)%	(390,476)	(58,592)
Group’s share of total comprehensive loss (9.91)%	(38,695)	(5,807)

The associate had no contingent liabilities or capital commitments as at December 31, 2022 and 2021.

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

Revenue growth rates and EBITDA margin were forecasted taking into account the estimated sales volume and price growth for the next six years taking into account an uncertainty associated with the start-up business. Management expects that the revenue will grow at a CAGR of 25.3% from 2023 to 2028. The expected EBITDA margin in 2028 is 28.4%. The pre-tax discount rate applied to the cash flow projections is 21.1%, the annual growth rate for the forecasted cash flows after 2028 year is 3%.

At December 31, 2022 the carrying amount of the CGU exceeded its estimated recoverable amounts. As a result, the Group recognized impairment of 218,126. The changes at the reporting date to one of the relevant assumptions, holding other assumptions constant, would have result in the additional impairment by the amounts shown below:

Effect
31 December 2022
Annual revenue growth rate (5% decrease)	(27,110)
EBITDA (10% decrease)	(10,879)
Pre-tax discount rate (1%-point increase)	(8,035)

(b)Dream Job

On April 20, 2021 the Group acquired 25% in the charter capital of Dream Job LLC (Russia) which operates employer review platform dreamjob.ru for cash contribution of RUB 61 million as we see a call for independent and reliable employer review portal in Russia.

April 20, 2021
Percentage ownership interest	25%
Non-current assets	13,334
Current assets	37,758
Net assets (100)%	51,092
Group’s share of net assets acquired (25)%	12,773
Goodwill	48,527
Total cash consideration	61,300

On May 18, 2022 the Group contributed additional capital of RUB 100 million and increased the stake in the charter capital of Dream Job LLC by 21.66% from 25% to 46.66%.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

May 18, 2022
Additional percentage ownership interest	21.66%
Non-current assets	4,023
Current assets	2,159
Current liabilities	(176)
Net assets (100)%, before additional contribution	6,006
Group’s share of net assets acquired (21.66)%	1,301
Group’s share of additional contribution (46.66)%	46,660
Goodwill	52,039
Total cash consideration	100,000

Goodwill related to the associate of 100,566 was included in the carrying amount of the investment in associate. Goodwill was mainly attributable to synergies expected to arise in the future with HeadHunter CGU.

The following table summarises the financial information of Dream Job as of December 31, 2022 and December 31, 2021 and for the year ended December 31, 2022 and a period from April 20, 2021 till December 31, 2021, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarised financial information to the carrying amount of the Group’s interest in Dream Job.

	December 31,	December 31,
	2022	2021
Percentage ownership interest	46.66%	25%

Non-current assets	2,870	8,373
Current assets	92,348	13,783
Current liabilities	(16,748)	(80)
Net assets (100)%	78,470	22,076
Group’s share of net assets	36,614	5,519
Goodwill	100,566	48,528
Carrying amount of the Group’s interest in associate	137,180	54,047

	Period from	Period from	Period from
	May 18, 2022	January 1, 2022	April 20, 2021
	till December 31,	till May 18,	till December 31,
	2022	2022	2021
Percentage ownership interest	46,66%	25%	25%

Revenue	2,692	869	1,461
Loss before income tax	(27,537)	(16,069)	(29,016)
Net loss for the period (100)%	(27,537)	(16,069)	(29,016)
Total comprehensive loss (100)%	(27,537)	(16,069)	(29,016)
Group’s share of total comprehensive loss	(12,849)	(4,018)	(7,254)

The associate had no contingent liabilities or capital commitments as at December 31, 2022 and 2021.

For the purpose of impairment testing, we allocated Dream Job to HeadHunter CGU due to expected benefit from the synergies of the combination.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(c)Other individually immaterial associate

On December 16, 2022 the Group acquired 25% in the charter capital of Edstein LLC (Russia), which operates employees’ learning and development system. Also, the Group has concluded call option contracts to purchase an additional 60% ownership interest in Edstein through the period from July 1, 2023 to December 31, 2024. The cash consideration of 45,000 is allocated to cost of equity-accounted investee of 31,791 and a fair value of call option of 13,209 (which is presented in line “Other financial assets” in the consolidated statement of financial position). The financial results of Edstein LLC for the period from the acquisition date to December 31, 2022 were not material.

18.  Trade and other receivables

	December 31,	December 31,
	2022	2021
Trade receivables	117,267	141,125
Taxes receivable	3,235	2,881
Other receivables	13,968	10,596
Total trade and other receivables	134,470	154,602

The Group has recognised allowance for impairment losses of 3,581 and 17,337 as at December 31, 2022 and 2021, respectively, within line “Trade and other receivables” in the consolidated statement of financial position.

19.  Cash and cash equivalents

	December 31,	December 31,
	2022	2021
Petty cash	312	448
Bank balances	6,745,864	6,320,570
Call deposits	2,602,515	202,210
Total cash and cash equivalents	9,348,691	6,523,228

Call deposits represent callable deposits with original maturities of three months or less. The Group’s exposure to interest rate risk and credit risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 27.

20.  Capital and reserves

(a)   Share capital

(Number of shares, unless stated otherwise)

	December 31, 2022	December 31, 2021
Number of shares issued	50,635,720	50,635,720
Number of shares authorized	60,000,000	60,000,000
Par value	EUR 0.002	EUR 0.002
Share capital	8,655	8,655

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

All shares issued are fully paid, except 317,860 shares issued on May 8, 2020 and 317,860 shares issued on May 14, 2021, which are not paid as at December 31, 2022, and relevant shareholder receivable of 108 is included in the Trade and other receivables in the consolidated statement of financial position as of December 31, 2022 (as of December 31, 2021 – 108).

(b)   Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders.

The number of shares	2022	2021	2020
Outstanding ordinary shares at 1 January	50,352,047	50,317,860	50,000,000
Effect of treasury shares held	(95,188)	(283,673)	—
Effect of shares issued during the year	—	317,860	317,860
Outstanding ordinary shares at 31 December	50,256,859	50,352,047	50,317,860
Weighted average number of shares for the year ended 31 December	50,263,821	50,499,021	50,206,696

(c)   Share premium

On January 29, 2018 the District Court of Nicosia (Cyprus) issued a court order ratifying the reduction of the share premium of the Company by 3,422,874. On February 16, 2018 the Registrar of Companies of Cyprus registered the reduction of the Group’s share premium by 3,422,874 based on the shareholders resolution and the court order.

As of December 31, 2020, 2021 and 2022 the share premium included a contribution of 1,568,626.

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

On January 13, 2022 the Board of Directors approved dividends of $0.84 per share for the year ended December 31, 2021, which totalled to $42,260,221 or 3,149,557. The dividends were paid to shareholders in February 2022.

The Group’s current corporate structure, coupled with the current restrictions imposed by international and Russian law, prevents dividend payments to shareholders.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The key barrier preventing dividend payments at the moment is that the Group’s holding company, HeadHunter Group PLC, is registered in the Republic of Cyprus, which is deemed an “unfriendly” country by Russian Government Decree No. 430-r dated March 5, 2022, and the payment of dividends to such “unfriendly” persons is restricted. See Note 32.

(ii)   Distributions to non-controlling interest

The distributions to non-controlling interest for the year ended December 31, 2022 includes dividends declared by the Group’s subsidiary in Kazakhstan.

The distributions to non-controlling interest for the years ended December 31, 2021 included dividends declared by the Group’s subsidiaries in Kazakhstan and Belarus.

Dividends declared by the entity to non-controlling shareholders were 90,607 for the year ended December 31, 2022 (109,932 for the year ended December 31, 2021 and 103,126 for the year ended December 31, 2020).

Dividends settled by the entity to non-controlling shareholders (including withholding tax) were 92,408 for the year ended December 31, 2022 (106,978 for the year ended December 31, 2021 and 102,731 for the year ended December 31, 2020).

(e)   Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

(f)   Treasury shares

On September 30, 2021 the Group announced a share buyback program under which the Group may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of its ordinary shares over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the board of directors to repurchase shares will expire (the “Buyback Program”). The primary purpose of the Buyback Program is to fund the Group’s long-term incentive programs (see Note 21). The Group accounts for ADRs repurchased as treasury shares at cost.

During 2021 the Group repurchased a total of 283,673 ADRs on the market for an aggregate consideration of 1,096,357.

During 2022 the Group repurchased a total of 95,188 ADRs on the market for an aggregate consideration of 329,642.

On March 3, 2022 the Group terminated the share buyback program.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

21.  Long-Term Incentive Plans (LTIPs)

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

The following awards were issued as at December 31, 2022:

	Number		Exercise	Fair value
	of		price	at grant
Awards series	units	Grant date	(per unit)	date
Series 1	782.5	May 10, 2016	500	160,871
Series 2	20	September 1, 2017	500	25,511
Series 3	15	September 1, 2017	900	15,415
Series 4	12	December 1, 2017	900	13,070
Series 5	8	March 1, 2018	900	8,478
Series 6	14	May 28, 2019	500	27,671
Series 7	20	May 28, 2019	1,250	22,191

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The movement of the awards of Series 1 – 7 were as follows:

	For the year ended December 31,
	2022	2021
Outstanding at beginning of the period (units)	874	890
Forfeited during the period (units)	(2.5)	(16)
Outstanding at end of the period (units)	871.5	874

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

As a result of completion of the IPO on May 8, 2019, 25% of the awards of Series 1 – Series 7 were vested and subsequently settled in cash by shareholders. On the first and secondary anniversaries of the IPO on May 8, 2020 and May 8, 2021, the 37.5% of the awards of Series 1 – Series 7 were vested and subsequently exercised and settled by the Company in shares. On the third anniversary of the IPO on May 8, 2022, the 18.75% of the awards of Series 1 – Series 7 were vested, but not settled by the Company due to trading halt of ADRs in NASDAQ and the inability to transfer ADRs through European clearing systems for trading.

Total employee expenses (excluding social taxes) arising from the 2016 HeadHunter Option Plan were 5,734 for the year ended December 31, 2022, 14,489 for the year ended December 31, 2021 and 35,500 for the year ended December 31, 2020 and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

The provision for social taxes, which are payable due to change in the parent company tax residency status (see Note 1(a)), reversed during the year ended December 31, 2022, as a result of the decline in the Company’s share price, were 74,240, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2021 – provision made of 144,029, for the year ended December 31, 2020 – provision made of 115,974). The related liability of 226,311 is presented within ‘Provisions’ in the consolidated statement of financial position as at December 31, 2022 (as at December 31, 2021 – 300,551, as at December 31, 2020 – 156,522). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

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

The Board of Directors approved the grant of 300 units, 41 units, 33 units and 16 units on May 28, 2019, March 5, 2020, May 26, 2020 and January 25, 2022, respectively, under the 2018 Unit Option Plan.

	Number of	Date grant approved by	Exercise price	Fair value at grant
Awards series	units	the Board of Directors	(per unit)	date
			USD
Series 1	300	May 28, 2019	13.50	265,394
Series 2	41	March 5, 2020	21.23	30,787
Series 3	33	May 26, 2020	18.92	40,448
Series 4	16	January 25, 2022	13.50	72,400

The fair value of the awards is estimated at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions on which the awards were granted. The model simulates the market price of the underlying shares and compares it against the exercise price.

The weighted average assumptions used in the Monte-Carlo pricing model for the for the Series 1 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	1.53%	1.53%	1.53%	1.53%	1.53%
Risk-free interest rate	1.74%	1.77%	1.80%	1.86%	1.92%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	763	859	932	996	1,028
Total fair value	44,205	49,815	54,036	57,738	59,600

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 2 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.94%	1.94%	1.94%	1.94%	1.94%
Risk-free interest rate	0.29%	0.33%	0.37%	0.46%	0.55%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	498	668	802	924	994
Total fair value	3,946	5,292	6,355	7,319	7,875

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 3 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	50%	50%	50%	50%	50%
Expected dividend yield	1.85%	1.85%	1.85%	1.85%	1.85%
Risk-free interest rate	0.22%	0.27%	0.32%	0.42%	0.51%
Expected life at grant date (years)	3	4	5	6	7
Forfeiture rate	3.39%	3.39%	3.39%	3.39%	3.39%
Fair value (per unit)	1,008	1,172	1,298	1,404	1,460
Total fair value	6,428	7,476	8,278	8,954	9,312

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The weighted average assumptions used in the Monte-Carlo pricing model for the Series 4 award installments were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Expected volatility	42.5%	42.5%	42.5%	42.5%	42.5%
Expected dividend yield	2.25%	2.25%	2.25%	2.25%	2.25%
Risk-free interest rate	0.20%	0.75%	1.09%	1.32%	1.46%
Expected life at grant date (years)	0.3	1.3	2.3	3.3	4.3
Forfeiture rate	—	—	—	—	—
Fair value (per unit)	4,695	4,599	4,521	4,444	4,366
Total fair value	15,024	14,717	14,466	14,222	13,971

Expected volatility is calculated based on actual experience of similar entities that have traded equity instruments. The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date. The forfeiture rate is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

In July 2021, the awards of Series 2 and Series 3 were replaced by the awards under the new 2021 Restricted Stock Units Plan (Note 21(a)(iii)). As the result of this replacement, the participants of awards of Series 2 and Series 3 became entitled to fixed amount of shares, which vest over 4-year period commencing on the grant date, with the first vesting occurring on the first anniversary of the grant date. The modification of the awards of Series 2 and Series 3 did not change the classification of the awards as equity-settled. The modification of the awards was beneficial to the participants of Series 2 and Series 3. The incremental fair value of 104,497 was calculated as the difference between the fair value of the initial and amended program at the modification date and will be recognized over the modified vesting period (Note 21(a)(iii)).

The movement of the awards of Series 1 and Series 4 were as follows:

(number of units)	For the year ended December 31,
	2022	2021
Outstanding at beginning of the period	274	300
Granted during the period	16	—
Forfeited during the period	(3)	(26)
Outstanding at end of the period	287	274

The movement of the awards of Series 2 - 3 were as follows:

(number of units)	For the year ended December 31,
	2022	2021
Outstanding at beginning of the period	—	71
Granted during the period	—	—
Modified during the period	—	(68)
Forfeited during the period	—	(3)
Outstanding at end of the period	—	—

On May 28, 2022 the 20% of the awards of Series 1 and Series 4 were vested, but not settled by the Company due to trading halt of ADRs in NASDAQ and the inability to transfer ADRs through European clearing systems for trading.

Total employee expenses (excluding social taxes) arising from the 2018 HeadHunter Option Plan were 81,220 for the year ended December 31, 2022, 49,503 for the year ended December 31, 2021 and 65,953 for the year ended December 31, 2020, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The provision for social taxes reversed for the year ended December 31, 2022, as a result of the decline in the Company’s share price, were 30,745 (for the year ended December 31, 2021 – provison made of 37,233 and for the year ended December 31, 2020 – provision made of 8,262), which are payable due to change in the parent company tax residency status (see Note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of 16,495 is presented within ‘Provisions’ in the consolidated statement of financial position (as at December 31, 2021 - 47,240). Uncertainties relate mostly to whether the relationships with the participants of the programmes will be treated as employment in terms of Russian law.

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

In connection with the establishment of the 2021 RSU Plan, the awards of Series 2 and Series 3 previously granted under the 2018 Plan were replaced with awards under the 2021 RSU Plan (see Note 21(a)(ii)).

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The following awards were issued as at December 31, 2022:

Awards series		Date grant approved by
		the Compensation
	Number of	Committee/ Board of	Exercise price	Fair value at grant
	RSUs	Directors	(per unit)	date
			USD
Series 1	251,921	July 27, 2021	—	885,968
including:
new participants	121,135		—	426,013
participants of 2018 Unit Option Plan (modification of awards)	130,786		—	459,954

Series 2	77,228	November 25, 2021	—	285,028
Series 3	161,915	December 20, 2021	—	598,210
Series 4	23,126	January 25, 2022	—	63,859
Series 5	7,190	March 4, 2022	—	24,546
Series 6	13,639	June 9, 2022	—	32,880
Series 7	12,410	June 7, 2022	—	29,917
Series 8	39,680	September 7, 2022	—	50,530
Series 9	48,380	September 9, 2022	—	60,199
Series 10	25,500	December 6, 2022	—	34,252
Series 11	36,238	December 12, 2022	—	47,275

The fair value of the awards of Series 1  - Series 11 was estimated at the grant date using the Black Scholes Merton (“BSM”) pricing model, taking into account the terms and conditions on which the awards were granted.

The weighted average assumptions used in the BSM pricing model for the Series 1 – Series 11 award installments were as follows (each installment over the 2-year or 4-year vesting periods is treated as a separate tranche):

	Series 1	Series 2	Series 3	Series 4	Series 5	Series 6
Expected volatility	40%	43%	43%	43%	43%	43%
Expected dividend yield	2.31%	2.31%	2.31%	2.25%	2.25%	2.31%
Risk-free interest rate	0.08 - 0.59%	0.16 – 1.03%	0.06 – 1.06%	0.11% - 1.55%	0.09% - 1.38%	1.05% - 2.99%
Expected life at grant date (years)	0.87 – 3.88	0.53 – 3.53	0.26 – 3.51	0.18 – 4.93	0.08 – 1.83	0.06 – 3.06
Fair value (per RSU), in Russian Roubles	3,374 - 3,617	3,541 – 3,795	3,501 – 3,774	2,616 – 2,912	3,347 – 3,482	2,246 – 2,407
Total fair value	885,968	285,028	598,210	63,859	24,546	32,880

	Series 7	Series 8	Series 9	Series 10	Series 11
Expected volatility	43%	43%	43%	43%	43%
Expected dividend yield	2.25%	2.25%	2.25%	2.25%	2.25%
Risk-free interest rate	0.65% – 2.63%	2.3% - 3.6%	3.93% - 4.12%	3.87% - 4.74%	4.11% – 4.76%
Expected life at grant date (years)	0.07 – 1.82	0.07 – 1.82	0.76 – 3.76	0.07 – 1.82	0.51 – 3.51
Fair value (per RSU), in Russian Roubles	2,314 – 2,407	1,248 – 1,299	1,195 – 1,279	1,317 – 1,370	1,251 – 1,338
Total fair value	29,917	50,530	60,199	34,252	47,275

Expected volatility was calculated based on actual experience of similar entities that have traded equity instruments. The risk-free interest rate applied is based on U.S. Treasury yield curve in effect at the grant date. The forfeiture rate used for 2022 expenses calculation is 3% – 50%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The movement of the awards of Series 1 – 11 were as follows:

	For the year ended December 31,
	2022	2021
Outstanding at beginning of the period (RSUs)	468,621	—
Granted during the period (RSUs)	206,163	491,064
Vested during the period (RSUs)	(86,110)	—
Forfeited during the period (RSUs)	(49,124)	(22,443)
Outstanding at end of the period (RSUs)	539,550	468,621

During 2022 the awards of Series 1 (for certain employees), Series 2, Series 4 and Series 6 with vesting dates on July 1, 2022 and October 1, 2022 were vested and partially settled by the Company in cash. The settlement of the awards of Series 1 (for certain employees), Series 3 and Series 5 with vesting dates on July 1, 2022 and October 1, 2022 was postponed.

On December 12, 2022 the Board of Directors decided to modify the Plan: i) for certain series of awards with vesting dates on January 1, 2023, April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024, the participants have a choice to receive awards in cash on the respective vesting dates or postpone the settlement of RSU. For those who select the settlement in cash, the price per RSU will be calculated on each vesting date as 60-days average of shares price on MOEX; (ii) for other series of awards with vesting date on January 1, 2023, April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024 the settlement of RSU will be postponed until the receipt of the Group’s ADRs will be technical possible. The modification of the Plan was not beneficial to participants.

As of December 31, 2022, as a result of modification the Group classified all tranches with vesting dates on January 1, 2023, April 1, 2023, July 1, 2023, October 1, 2023 and January 1, 2024, for which the participants have a choice to receive awards in cash, and unsettled awards for tranches with vesting dates on July 1, 2022 and October 1, 2022 as cash-settled awards. Accordingly, the Group reclassified 187,349 from “Share-based payments reserve” to “Accounts payable” in the consolidated statement of financial position. The additional expenses from revaluation of liability for cash-settled awards of 2,908 for the year ended December 31, 2022 are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2021 and 2020 – nil).

Total employee expenses (excluding social taxes) arising from the 2021 RSU Plan were 896,067 for the year ended December 31, 2022, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2021 - 177,972 and 2020 – nil).

The social taxes accrued were 34,861 for the year ended December 31, 2022 (for the year ended December 31, 2021 – 38,722 and 2020 – nil), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability of 61,272 is presented within ‘Provisions’ in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price (as at December 31, 2021 – 38,722).

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

In March 2021 the Group established a further cash-settled management incentive program that provides the right to receive cash payments in the event of successful secondary public offering. The Group has a liability to make cash payments, and, therefore the program is classified by the Group as cash-settled in in the consolidated financial statements. The awards vest in instalments over the vesting period, being 50% at the event (Award 1) and 50% after 12 months from the date of the event (Award 2). The amount of payment is conditional on share price at the vesting date. The Award 1 vested on June 7, 2021 as a result of completion of the SPO and was settled in July 2021 of 15,577. The Award 2 vested on June 7, 2022 after 12 months from the date of the second SPO and was settled in September 2022 of 13,435.

Total employee expenses (excluding social taxes) arising from the cash-settled management incentive program were 56 for the year ended December 31, 2022, 46,920 for the year ended December 31, 2021 and 31,887 for the year ended December 31, 2020, and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income. The related liability as of December 31, 2022 is nil (as at December 31, 2021 – 13,379 and is presented within ‘Current trade and other payables – Payables to employees’ (Note 23)).

The social taxes accrued were 8 for the year ended December 31, 2022, which are payable due to change in the parent company tax residency status (see Note 1(a)), and are included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in the consolidated statement of income and comprehensive income (for the year ended December 31, 2021 – 7,374 and for the year ended December 31, 2020 – 5,071). The related liability as at December 31, 2022 is nil (as at December 31, 2021 - 2,020 and is presented within ‘Provisions’ in the consolidated statement of financial position).

22.  Loans and borrowings

Loans and borrowings of the Group are presented in the table below.

	December 31,	December 31,
	2022	2021
Long-term loans and borrowings:
Bank loan	3,010,642	3,362,762
Non-convertible bonds	–	3,973,079
Other loan - principal	–	2,972
Other loan - interest	–	63
Total	3,010,642	7,338,876
Current loans and borrowings:
Bank loan – current portion	469,314	585,316
Bank loan - interest	88,594	99,981
Non-convertible bonds	3,999,882	12,723
Other loan – principal	3,517	743
Other loan – interest	197	15
Total	4,561,504	698,778

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

As at December 31, 2022 the Group was compliant with all financial and other covenants per the loan agreement.

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

The fair value of the bonds (Level 1) is 3,909,429 at the reporting date (as of December 31, 2021 - 3,812,723).

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

According to the terms of the bonds public irrevocable offer, the Group’s consolidated financial statements should be audited by Big 4 companies. Following geopolitical events, Big 4 companies exit Russia during 2022. As a result, the Group’s consolidated financial statements for the year ended December 31, 2022 is audited by JSC “Kept” (the former KPMG Russia).

(c)   Reconciliation of movements of liabilities to cash flows arising from financing activities

The table below details changes in the Group’s liabilities and equity elements arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Liabilities					Equity

	Bank and			Payables to/	Put liability
	other loans			Receivables	to non-
	and		Dividends	from non-	controlling
	borrowings	Lease	payables to	controlling	participants	Treasury
	(Notes 22 (a),	liabilities	shareholders	interests	in subsidiary	shares (Note
	22(b))	(Note 24)	(Note 20(d))	(Note 20(d))	(Note 25)	20(f))	Total
Balance at January 1, 2022	8,037,654	197,045	—	—	85,146	(1,096,357)	7,223,488
Changes from financing cash flows
Acquisition of treasury shares	—	—	—	—	—	(329,642)	(329,642)
Bank loan repaid	(485,789)	—	—	—	—	—	(485,789)
Dividends paid	—	—	(3,213,927)	(92,408)	—	—	(3,306,335)
Repayment of lease liabilities	—	(114,365)	—	—	—	—	(114,365)
Payments of put liability to non-controlling participants in subsidiary	—	—	—	—	(157,577)	—	(157,577)
Total changes from financing cash flows	(485,789)	(114,365)	(3,213,927)	(92,408)	(157,577)	(329,642)	(4,393,708)
Other changes not relating to financing cash flows
Interest accrued	759,566	17,912	—	—	—	—	777,478
Interest paid	(739,088)	(17,400)	—	—	—	—	(756,488)
New leases, including modifications	—	73,565	—	—	—	—	73,565
Distributions to shareholders and non-controlling interest	—	—	3,149,557	90,607	—	—	3,240,164
Changes in put liability to non-controlling participants in subsidiary	—	—	—	—	97,668	—	97,668
Foreign exchange loss	—	757	64,370	—	—	—	65,127
Foreign currency translation differences	(197)	3,631	—	1,801	21,405	—	26,640
Total other changes	20,281	78,465	3,213,927	92,408	119,073	—	3,524,154
Balance at December 31, 2022	7,572,146	161,145	—	—	46,642	(1,425,999)	6,353,934

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	Liabilities				Equity
				Payables to/
	Bank and			Receivables
	other loans			from non-
	and		Dividends	controlling
	borrowings	Lease	payables to	interests	Treasury
	(Notes 22(a),	liabilities	shareholders	(Note	shares (Note
	22(b))	(Note 24)	(Note 20(d))	20(d))	20(f))	Total
Balance at January 1, 2021	8,276,426	241,997	—	—	—	8,518,423
Changes from financing cash flows
Acquisition of treasury shares	—	—	—	—	(1,096,357)	(1,096,357)
Bank and other loans received	7,765	—	—	—	—	7,765
Bank loan repaid	(400,672)	—	—	—	—	(400,672)
Bank loans and other borrowings origination fees paid	(43,615)	—	—	—	—	(43,615)
Dividends paid	—	—	(2,073,893)	(106,978)	—	(2,180,871)
Repayment of lease liabilities	—	(90,166)	—	—	—	(90,166)
Cash paid for non-controlling interest	—	—	—	(155,177)	—	(155,177)
Total changes from financing cash flows	(436,522)	(90,166)	(2,073,893)	(262,155)	(1,096,357)	(3,959,093)
Other changes not relating to financing cash flows
Interest accrued	613,439	20,464	—	—	—	633,903
Interest paid	(485,512)	(20,464)	—	—	—	(505,976)
New leases, including modifications	—	45,260	—	—	—	45,260
Distributions to shareholders and non-controlling interest	—	—	2,047,690	109,932	—	2,157,622
Changes in payables related to transaction costs on bonds issue	39,012	—	—	—	—	39,012
Acquisition of loan with the subsidiary acquired	30,765	—	—	—	—	30,765
Acquisition of non-controlling interest	—	—	—	155,177	—	155,177
Foreign exchange gain	7	—	26,203	—	—	26,210
Foreign currency translation differences	39	(46)	—	(2,954)	—	(2,961)
Total other changes	197,750	45,214	2,073,893	262,155	—	2,579,012
Balance at December 31, 2021	8,037,654	197,045	—	—	(1,096,357)	7,138,342

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	Bank and			Payables to/
	other loans			Receivables
	and		Dividends	from non-
	borrowings	Lease	payables to	controlling
	(Notes 22(a),	liabilities	shareholders	interests Note
	22(b))	(Note 24)	(Note 20(d))	20(d))	Total
Balance at January 1, 2020	5,129,055	290,618	—	—	5,419,673
Changes from financing cash flows
Bank and other loans received	4,616,478	—	—	—	4,616,478
Non-convertible bonds issued	4,000,000	—	—	—	4,000,000
Bank loan repaid	(5,397,895)	—	—	—	(5,397,895)
Dividends paid	—	—	(1,885,441)	(102,731)	(1,988,172)
Bank loan origination fees	(56,668)	—	—	—	(56,668)
Repayment of lease liabilities	—	(59,737)	—	—	(59,737)
Contribution from non-controlling interest received	—	—	—	44	44
Total changes from financing cash flows	3,161,915	(59,737)	(1,885,441)	(102,687)	1,114,050
Other changes not relating to financing cashflows
Interest accrued	364,313	26,334	—	—	390,647
Interest paid	(339,845)	(26,334)	—	—	(366,179)
New leases, including modifications	—	10,754	—	—	10,754
Distributions to shareholders and non-controlling interest	—	—	1,800,520	103,126	1,903,646
Transaction costs related to bond issue	(39,012)	—	—	—	(39,012)
Contribution from non-controlling interest	—	—	—	(44)	(44)
Foreign exchange gain	—	—	84,921	—	84,921
Foreign currency translation differences	—	362	—	(395)	(33)
Total other changes	(14,544)	11,116	1,885,441	102,687	1,984,700
Balance at December 31, 2020	8,276,426	241,997	—	—	8,518,423

23.  Trade and other payables

	December 31,	December 31,
	2022	2021
Non-current trade and other payables
Deferred consideration (Note 9)	45,691	110,236
Total	45,691	110,236
Current trade and other payables
Taxes payable	1,044,873	963,055
Trade payables	369,419	373,996
Payables to employees	486,445	359,418
Deferred consideration (Note 9)	63,686	67,267
Other payables	78,582	52,377
Total	2,043,005	1,816,113

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 27.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

24.  Leases

The Group leases several office premises. See accounting policy in Notes 4 and 5.

(i)   Right-of-use assets

	2022	2021
Balance at January 1	179,000	215,120
Additions to right-of-use assets	62,686	31,642
Modification of right-of-use assets	25,091	13,618
Derecognition of right-of-use assets*	(13,876)	–
Depreciation charge for the year	(107,724)	(81,349)
Translation difference	3,664	(31)
Balance at December 31	148,841	179,000

*  Derecognition of the right-of-use assets during 2022 is as a result of leasing a new office premise in our Belarus subsidiary.

(ii)	Lease liabilities

	2022	2021
Balance at January 1	197,045	241,997
New leases	62,686	31,642
Modification of leases	25,091	13,618
Derecognition of lease liabilities*	(14,212)	–
Interest on lease liabilities	17,912	20,466
Payment of interest on lease liabilities	(17,400)	(20,466)
Payment of lease liabilities	(114,365)	(90,166)
Foreign exchange loss	757	–
Translation difference	3,631	(46)
Balance at December 31	161,145	197,045
including:
Current portion	115,883	100,864
Non-current portion	45,262	96,181

*  Derecognition of the lease liabilities during 2022 is as a result of leasing a new office premise in our Belarus subsidiary.

(iii)  Amounts recognized in the consolidated statement of income and comprehensive income

	2022	2021	2020
Leases under IFRS 16
Interest on lease liabilities	17,912	20,466	26,334
Depreciation charge on right-of-use assets	107,724	81,349	75,182
Expenses relating to short-term leases	35,905	48,410	16,995
Total	161,541	150,225	118,511

(iv)  Amounts recognized in the consolidated statement of cash flows

	2022	2021	2020
Total cash outflow for leases	167,670	159,042	103,065

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

25.  Other liabilities

	December 31,	December 31,
	2022	2021
Non-current other liabilities
Advance from depositary	70,243	135,741
Total	70,243	135,741
Current other liabilities
Advance from depositary – current portion	65,498	54,770
Put liability to non-controlling participants in subsidiary	46,642	85,146
Total	112,140	139,916

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

The income is recognized on a straight-line basis over the period of the contract (taking into account the significant financing component) and was 67,970 for the year ended December 31, 2022, 58,226 for the year ended December 31, 2021 and 41,617 for the year ended December 31, 2020. The income is presented in “Other income” in the consolidated statement of income and comprehensive income.

The advance is presented in “Other non-current liabilities” and “Other current liabilities” in the consolidated statement of financial position.

26.  Provisions

	Uncertain tax
	positions related
	to LTIPs and
	equity awards to	Uncertain tax
	Board of	positions
	directors	(other than
	(Note 21, 30(b))	income tax)	Other	Total
Balance at 1 January 2022	395,986	451,432	28,044	875,462
Provisions made during the year	—	134,289	402	134,691
Provisions reversed during the year	(67,619)	(228,255)	(7,680)	(303,554)
Provisions used during the year	(17,214)	—	(20,766)	(37,980)
Balance at 31 December 2022	311,153	357,466	—	668,619
Non-current	25,988	—	—	25,988
Current	285,165	357,466	—	642,631

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

	Uncertain tax
	positions related
	to LTIPs and
	equity awards to	Uncertain tax
	Board of	positions
	directors	(other than
	(Note 21, 30(b))	income tax)	Other	Total
Balance at 1 January 2021	172,158	494,315	—	666,473
Provisions made during the year	230,743	132,154	28,044	390,941
Provisions reversed during the year	—	(175,037)	—	(175,037)
Provisions used during the year	(6,915)	—	—	(6,915)
Balance at 31 December 2021	395,986	451,432	28,044	875,462
Non-current	117,345	—	—	117,345
Current	278,641	451,432	28,044	758,117

27.  Financial instruments and risk management

The Group’s principal financial instruments are cash and cash equivalents. Other financial assets and liabilities include borrowings, investments in other companies accounted at FVTPL, trade receivables and trade and other payables (except for taxes payable). Substantially all of the financial assets are neither past due nor impaired.

(a)   Capital management policy

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. The Group is considering potential solutions that would restore its ability to distribute dividends in compliance with restrictions imposed by international and Russian law.

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

(b)   Credit risk

Credit risk is the risk that a counterparty of the Group fails to meet its obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount as at
	December 31,
	2022	2021
Trade receivables	117,267	141,125
Cash and cash equivalents	9,348,691	6,523,228
Short-term investments	—	300,000
Other financial assets	113,209	—
Total	9,579,167	6,964,353

Trade receivables represent amounts owed by customers to the Group for the services provided. The Group’s customers come from various industries and none of the customers account for more than 10% of the revenues of the Group.

In March 2022, top rating agencies, including Fitch and Moody’s, have withdrawn Russian sovereign ratings and stopped covering ratings of entities based in Russia. The withdrawal of ratings increases uncertainty with respect to the credit risk of the Group’s counterparts. In these circumstances the management uses credit ratings assigned by Russian credit-rating agencies.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Cash and cash equivalents of the Group are primarily kept with Russian banks PJSC ‘VTB Bank’ (credit ratings: AKRA – AAA (RU), Expert RA – ruAAA), JSC ‘ALFA-BANK’ (credit ratings: AKRA – AA+(RU), Expert RA – ruAA+), JSC ‘Raiffeisenbank’ (credit ratings: AKRA – AAA(RU), Expert RA – ruAAA) and JSC ‘Tinkoff Bank’ (credit ratings: AKRA – A(RU), Expert RA – ruA+).

The Group limits its exposure to credit risk by holding cash and cash equivalents in the different largest Russian banks with high credit-ratings assigned by Russian credit-rating agencies.

(c)   Currency risk

The Group’s exposure to the risk of changes in foreign exchange rates related primarily to the net assets of the Group’s subsidiaries denominated in a currency that is different from their functional currency. The functional currencies of Group’s companies are primarily the Russian Rouble (RUB), Belarus Rouble (BYN), and Kazakh Tenge (KZT). The net assets denominated in foreign currency mainly relate to the cash balances denominated in the USD and CNY and accounts payable denominated in USD.

The Group’s exposure to foreign currency risk was as follows:

	December 31, 2022
	USD-	CNY-	EUR-	RUB-
	denominated	denominated	denominated	denominated
Cash and cash equivalents	1,624,938	2,195,401	24,979	14,771
Trade and other payables	(227,617)	—	(9,647)	(259)
Trade and other receivables	2,939	1,191	44	199
Net exposure	1,400,260	2,196,592	15,376	14,711

	December 31, 2021
	USD-	EUR-	RUB-
	denominated	denominated	denominated
Cash and cash equivalents	185,071	12,647	5,694
Trade and other payables	(220,511)	(6,255)	(962)
Trade and other receivables	4,663	623	—
Net exposure	(30,777)	7,015	4,732

Sensitivity analysis

The Group estimates that a depreciation of USD relative to the RUB by 10% would result in 140,026 loss before tax and decrease of equity as at December 31, 2022 (as of December 31, 2021 – appreciation of USD relative to the RUB by 10% would result in loss before tax and decrease of equity of 3,078).

The Group estimates that a depreciation of CNY relative to the RUB by 10% would result in 219,659 loss before tax and decrease of equity as at December 31, 2022 (as of December 31, 2021 – nil).

The Group estimates that an appreciation or depreciation of other currencies would not result in material loss or gain before tax and decrease or increase of equity as at December 31, 2022 and December 31, 2021.

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

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(d)   Interest rate risk

Changes in interest rates impact primarily loans and borrowings by changing their future cash flows or fair value (see Note 22). Management does not have a formal policy of determining how much of the Group’s exposure should be to fixed or variable rates. However, at the time of raising new loans or borrowings management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

The Group is exposed to interest risk primarily due to possible change in future cash-flows on its loan from PJSC “VTB Bank”, which bears interest rate equal to Central Bank of Russia Key Rate + 2% as described in Note 22 (a).

A reasonably possible increase of Central Bank of Russia Key Rate by 2 percentage points would have decreased net income and equity by 74,126 (for the year ended December 31, 2021 – 83,755). A decrease of by 2 percentage points would have had an equal but opposite effect. This analysis assumes that all other variables remain constant.

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

As at December 31, 2022 the Group’s current liabilities exceeded current assets by 3,651,529. The Group’s current liabilities were mainly represented by contract liabilities of 5,555,185. Due to the nature of the Group’s business, a substantial portion of customers pay upfront for subscriptions, thus contract liabilities arise. The Group expects that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. Management considers such structure of the working capital acceptable to the Group’s business model.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest payments and exclude the impact of netting agreements.

At December 31, 2022

		Contractual cash flows
	Carrying		Less than
	amount	Total	1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	3,568,550	4,284,271	803,339	940,434	2,540,498
Non-convertible bonds	3,999,882	4,257,280	4,257,280	—	—
Other loan	3,714	3,714	3,714	—	—
Lease liabilities	161,145	179,015	126,308	21,855	30,852
Trade and other payables	1,043,823	1,046,016	998,132	47,884	—
Total	8,777,114	9,770,296	6,188,773	1,010,173	2,571,350

At December 31, 2021

		Contractual cash flows
	Carrying		Less than
	amount	Total	1 year	1-2 yrs	2-5 yrs
Non-derivative financial liabilities
Bank loan	4,048,059	5,240,966	1,091,707	823,594	3,325,665
Non-convertible bonds	3,985,802	4,514,560	257,280	4,257,280	—
Other loan	3,793	3,871	784	3,087	—
Lease liabilities	197,045	222,389	116,469	96,756	9,164
Trade and other payables	963,294	970,901	853,057	67,267	50,577
Total	9,197,993	10,952,687	2,319,297	5,247,984	3,385,406

28.  Consolidated subsidiaries

	Country of	December 31,	December 31,	December 31,
	incorporation	2022	2021	2020
Headhunter LLC	Russia	100%	100%	100%
Headhunter Technologies LLC	Russia	99%	—	—
IC HeadHunter JSC	Russia	100%	—	—
COZ Headhunter LLC[2]	Russia	100%	—	—
Zarplata.ru LLC (see Note 9 (b))	Russia	100%	100%	100%
Skillaz LLC (see Note 9 (a))	Russia	74.99%	74.99%	—
Zemenik LLC	Russia	100%	100%	100%
Headhunter FSU Limited	Cyprus	100%	100%	100%
Headhunter KZ LLC	Kazakhstan	66%	66%	66%
100 Rabot TUT LLC[1]	Belarus	50%	50%	50%
Vsya rabota LLC[1]	Belarus	50%	50%	50%

1  The Group includes the operations of 100 Rabot TUT LLC and Vsya rabota LLC in its consolidated financial statements because it has the power to direct the operations of the subsidiaries at its own discretion and for its own benefit through the representation of the majority of the Board members by the directors of the Company.

2  The net assets of subsidiary of 36,845 is subject to certain restrictions and can not be transferred within the Group.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

On July 9, 2020 a new subsidiary “Vsya rabota LLC” in Belarus was established in which the Group owns 50% of the participants rights. The new entity was established for the purposes of restructuring the existing business. Shareholders of the new subsidiary and top-management team are the same as those of “100 Rabot TUT LLC” (see Note 31).

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

(b)  Taxation contingencies

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which may include introduction of new taxes and levies and which are sometimes contradictory and subject to varying interpretation by different tax authorities.

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

Management estimated tax contingencies of approximately RUB 285 million as at December 31, 2022 connected with development of the above mentioned practices and interpretations (as at December 31, 2021 – RUB 629 million).

30.  Related parties

During the year ended December 31, 2022 and 2021, HIGHWORLD INVESTMENTS LTD, an investment vehicle associated with Elbrus Capital, and ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., have significant influence on the Group.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(a)   Transactions with Key management

Since July 30, 2021, as a result of the reorganization in the Group’ internal structure, the Key management comprises of five members, including the Chief Executive Officer, Chief Financial Officer, Deputy Chief Executive Officer, Chief Marketing Officer and Chief Commercial Officer, who make all key decisions regarding running the business (before July 30, 2021 - the Key management comprises of seven members).

Key management received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

	For the years ended
	December 31,
	2022	2021	2020
Salary and bonus	118,109	111,702	102,164
LTIPs, including related provision for social taxes (reversed)/made during the year	(72,966)	275,640	224,527
Pension contributions	12,868	12,603	11,469
Other social contributions	6,454	6,147	5,599
Total remuneration	64,465	406,092	343,759

(b)  Transactions with Board of Directors

Since March 2022, the Board of Directors comprises of six members, including the two independent directors, who oversee the operations of the Group and supervise the policies of key management and the affairs of the Group. Before March 2022, the Board of Directors comprised of nine members.

On January 10, 2023 the Group appointed additional two non-executive directors to serve on the Board. Since that, the Board of Directors comprised of eights members.

The Board of Directors received the following remuneration during reporting periods, which is included in ‘Operating costs and expenses (exclusive of depreciation and amortization)’ in profit or loss:

	For the years ended
	December 31
	2022	2021	2020
Cash compensation	23,130	30,460	30,099
Equity awards, including social taxes	17,161	24,654	23,597
Pension contributions	3,802	4,628	6,238
Other social contributions	861	717	400
Total remuneration	44,954	60,459	60,334

The social tax liability related to equity awards of 7,075 (as at December 31, 2021 – 7,453) is presented within ‘Provisions’ in the consolidated statement of financial position due to uncertain amount of tax that will be determined based on future share price.

On December 12, 2022 the Board of Directors decided to modify the first tranche of equity awards granted on May 8, 2019 with a 3-year lock-up period expiring on May 8, 2022, and suggest directors a choice of settlement: either to receive a cash payment, to be calculated as the average closing price on MOEX for the 60 calendar days preceding May 8, 2022, or wait until the Group’s stock resumes trading on Nasdaq. The modification of the Plan was not beneficial to directors. As a result of modification to cash-settled awards, the Group reclassified 16,098 from “Share-based payments reserve” to “Accounts payable” in the consolidated statement of financial position.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

(c)  Transactions with other related parties

The Group’s other related party transactions mostly relate to the provision of services to subsidiaries of our shareholders.

The Group’s transactions with other related parties are disclosed below.

	Loans granted		Loans received		Services provided to
	to related parties		from related parties		and received from related parties
	Amounts		Amounts		Services	Amounts	Services	Amounts
	owed by		owed to		provided to	owed by	received from	owed to
	related	Interest	related	Interest	related	related	related	related
	parties	income	parties	expense	parties	parties	parties	parties
For the year ended and as of December 31, 2022
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	2,944	—	—	959
Non-controlling shareholders	—	—	3,714	121	—	—	—	—
Equity-accounted investees	—	—	—	—	4,633	1,524	1,638	158
	—	—	3,714	121	7,577	1,524	1,638	1,117
For the year ended and as of December 31, 2021
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	6,508	—	—	1,729
Non-controlling shareholders	—	—	3,793	572	—	—	—	—
Equity-accounted investees	—	782	–	—	2,525	—	609	—
	—	782	3,793	572	9,033	—	609	1,729
For the year ended and as of December 31, 2020
Subsidiaries of shareholders exercising significant influence over the Group	—	—	—	—	4,621	—	720	688
Non-controlling shareholders	—	—	1,478	11	—	—	—	—
Equity-accounted investees	19,719	947	—	—	2,281	1,140	26	—
	19,719	947	1,478	11	6,902	1,140	746	688

All related party transactions were made in accordance with contractual terms and conditions agreed between the parties.

31.  Subsequent events

On January 10, 2023 HIGHWORLD INVESTMENTS LTD has completed a sale of a 22.68% stake in the Group to LLC “Kismet Capital Group” (“Kismet”). Also see Notes 1(a), 30(b).

On January 26, 2023 the Group announced the appointment of Dmitry Sergienkov as Chief Executive Officer. Mikhail Zhukov moves to the position of President and will keep his seat on the Board. These changes to the Group’s key management team become effective on March 1, 2023.

On January 31, 2023 the Group purchased an additional 3% ownership interest in LLC “Vsya rabota” for cash consideration of BYN 775 thousand or 20,377, thus increasing its stake from 50% to 53%.

On March 15, 2023 the Group received notice about the delisting of the Company’s securities from the Nasdaq Global Select Market (the “Delisting Notice”). On March 21, 2023, the Group submitted a request for a hearing before a Nasdaq Hearings Panel (the “Hearing Panel”) to appeal the Delisting Notice.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

32.  Condensed separate financial information of HeadHunter Group PLC

As dislosed in Note 20(d), the Group is restricted from remitting funds to shareholders.

Regulation S-X requires that condensed financial information of the registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries means that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The Group performed a test on the restricted net assets of consolidated subsidiaries and concluded the restricted net assets exceed 25% of the consolidated net assets of the Group as of December 31, 2022. As of December 31, 2022, HeadHunter Group PLC had restricted net assets of RUB 7,111 million or 104% of total net assets. Accordingly, separate condensed financial information of HeadHunter Group PLC have been prepared, in accordance with Rule 5-04 and Rule 12-04 of SEC Regulation S-X.

The separate condensed financial information should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto. The separate condensed financial information is prepared in accordance with IFRS. Investments in subsidiaries and associates in the condensed separate financial information below are recognized at cost.

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Condensed statement of financial position

As at December 31,

	2022	2021
Non-current assets
Intangible assets	—	684
Total non-current assets	—	684
Current assets
Trade and other receivables	189	108
Prepaid expenses and other current assets	437	77,537
Investments in subsidiaries	6,640,437	5,758,270
Cash and cash equivalents	111,950	1,125,894
Total current assets	6,753,013	6,961,809
Total assets	6,753,013	6,962,493
Equity
Share capital	8,655	8,655
Share premium	1,568,626	1,568,626
Share-based payments reserve	1,475,850	681,649
Treasury shares	(1,425,999)	(1,096,357)
Retained earnings	(515,882)	3,259,437
Total equity	1,111,250	4,422,010
Non-current liabilities
Loans and borrowings	5,270,735	2,274,465
Other non-current liabilities	70,243	135,741
Total non-current liabilities	5,340,978	2,410,206
Current liabilities
Trade and other payables	235,287	75,507
Other current liabilities	65,498	54,770
Total current liabilities	300,785	130,277
Total liabilities	5,641,763	2,540,483
Total equity and liabilities	6,753,013	6,962,493

Condensed separate statement of income and other comprehensive income

For the years ended December 31,

	2022	2021	2020
Dividend income	—	4,227,933	2,463,175
Operating costs and expenses (exclusive of depreciation and amortization)	(220,767)	(401,101)	(471,877)
Depreciation and amortization	(684)	(738)	(681)
Operating income	(221,451)	3,826,094	1,990,617
Finance income	800	5,142	—
Finance costs	(390,044)	(164,415)	(132,429)
Other income	67,970	58,226	41,617
Net foreign exchange loss	(83,037)	(21,572)	(86,476)
(Loss)/profit before income tax	(625,762)	3,703,475	1,813,329
Income tax expense	—	(771)	(413)
Net (loss)/income for the year	(625,762)	3,702,704	1,812,916

Notes to the Consolidated Financial Statements

(in thousands of Russian Rubles, unless otherwise stated)

Condensed separate statement of cash flows

For the years ended December 31,

	2022	2021	2020
Net cash used in operating activities	(65,619)	(315,405)	(472,915)
INVESTING ACTIVITIES:
Acquisition of intangible assets	—	(930)	(643)
Dividends received	—	4,227,162	2,468,606
Interest received	800	5,142	—
Net cash generated from investing activities	800	4,231,374	2,467,963
FINANCING ACTIVITIES:
Acquisition of treasury shares	(329,759)	(1,096,357)	—
Loans received	2,619,425	2,320,047	1,868,556
Loans repaid	—	(1,958,603)	(1,980,000)
Dividends paid	(3,213,927)	(2,073,893)	(1,885,441)
Net cash used in financing activities	(924,261)	(2,808,806)	(1,996,885)
Net (decrease)/increase in cash and cash equivalents	(989,080)	1,107,163	(1,837)
Cash and cash equivalents, beginning of year	1,125,894	13,512	20,137
Effect of exchange rate changes on cash	(24,864)	5,219	(4,788)
Cash and cash equivalents, end of year	111,950	1,125,894	13,512

As of December 31, 2022, 2021 and 2020 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.